Form 40-F
period 2002-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2003-05-14
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]    Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
                                                                          or
[X]    Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2002            Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or Organization)	Classification Code Number)	Number, if applicable)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8 (905) 629-7888

(Address and telephone number of Registrant’s principal executive offices)

James R. Zuhlke Kingsway America Inc. 1515 Woodfield Road, Suite 820, Schaumburg, IL 60173 (847) 619-7610

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.    N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    N/A

For annual reports, indicate by check mark the information filed with this Form:

[X]   Annual information form          [X]   Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

48,794,212 Common Shares outstanding as of December 31, 2002.

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ______          82-  ______          No  ___X___

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ___X___          No  ______

Exhibit Index appears on Page 96

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated May 2, 2003 for the year ended December 31, 2002.	3
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2002 and 2001, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	11
3.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	53

Document No. 1

KINGSWAY FINANCIAL SERVICES INC.

2002 ANNUAL INFORMATION FORM

May 2, 2003

1.	INCORPORATION

        Kingsway Financial Services Inc. (“KFSI”) was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, KFSI filed articles of amendment deleting its private company share restrictions, subdividing KFSI’s outstanding common shares on a three for one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, KFSI filed articles of amendment to sub-divide the common shares on a two for one basis. On April 27, 1998, KFSI filed articles of amendment to subdivide the common shares on a two for one basis. The principal and registered office of KFSI is located at 5310 Explorer Drive, Suite 200, Mississauga, Ontario, L4W 5H8.

2.	INTER-CORPORATE RELATIONSHIPS

        KFSI’s material subsidiaries and its intercorporate relationship with KFSI as of the most recent financial year end are listed and described in Note 1(a) to the Consolidated Financial Statements of KFSI contained in KFSI’s 2002 Annual Report (the “Annual Report”) which is incorporated herein by reference. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

3.	GENERAL DEVELOPMENT OF THE BUSINESS

        KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, Kingsway General Insurance Company (“KGIC”) has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. Since KFSI’s initial public offering in 1995, KFSI has made selective acquisitions in Canada and the United States, including its insurance subsidiaries, American Service Insurance Company, Inc., U.S. Security Insurance Company, Jevco Insurance Company, Southern United Fire Insurance Company, Universal Casualty Company, Lincoln General Insurance Company, York Fire & Casualty Insurance Company and American Country Insurance Company.

        Significant events that have influenced the general development of the business over the last three years include:

(a)

the completion of a public offering of 5,000,000 common shares in July, 2001 for net proceeds of $59,375,000 and the sale of an additional 750,000 common shares granted to KFSI’s underwriters as an over allotment option for net proceeds of $8,906,250;

(b)

the completion of a public offering of 7,500,000 common shares in December, 2001 for net proceeds of $118,943,000 and the sale of an additional 1,125,000 shares issued to KFSI’s underwriters pursuant to the exercise of an over allotment option for net proceeds of $17,820,000;

(c)

the acquisition of American Country Holdings Inc. (“ACHI”) and its subsidiaries in April, 2002 for an acquisition price of approximately U.S.$21.7 million. ACHI is a Chicago based insurer which specializes in taxicab insurance. ACHI wrote U.S.$83.4 million in gross premiums in 2001 and had total assets of U.S.$196.2 million as at December 31, 2001. The transaction was completed as a result of the tendering of 95.2% of the issued common shares of ACHI pursuant to an arm’s length tender offer to ACHI’s shareholders;

(d)	the completion of a syndicated, unsecured credit facility of up to $66.5 million in May, 2002;

(e)	the completion, in December 2002, of an inaugural public debt offering of $78 million of 8.25% unsecured debentures due December, 2007; and

(f)	the completion, in December, 2002, of a private placement of U.S.$15 million in a 30 year floating rate trust preferred securities.

4.	NARRATIVE DESCRIPTION OF THE BUSINESS

        In 2002, non-standard automobile business accounted for 39% of KFSI’s $2,124.7 million of gross premiums written (“GPW”) (the total premiums on insurance underwritten before deduction of reinsurance premiums ceded). Non-standard automobile insurance is the insuring of automobile risks for drivers with worse than average driving records primarily as a result of accidents or traffic violations. Kingsway’s commercial trucking line increased substantially in 2002 and comprised $685.5 million or 32.3% of Kingsway’s GPW in the year.

        KFSI’s premium distribution by line and geographic areas is set out in the Note 9 to the Consolidated Financial Statements contained in the Annual Report which is incorporated herein by reference.

        In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $81.1 million in 2002 as compared to $64.6 million in 2001.

        KFSI has remained a disciplined underwriter. KFSI has earned a profit from its underwriting activities for 11 of the last thirteen fiscal years, and as well, KFSI’s combined ratio in six of the last eight years has been less than 100%. The selected Supplemental Financial Information set out on page 62 of the Annual Report which is incorporated herein by reference provides details of the gross premiums written, underwriting profits, and key ratios from KFSI’s insurance operations compared to industry results for the eight year period ending December 31, 2002 and are incorporated herein by reference.

Employees

        As at December 31, 2002, KFSI employed an aggregate of approximately 1,680 full-time personnel, none of whom are unionized.

Liquidity

        Capital required for KFSI’s business has been obtained from KFSI’s public offerings of common shares, its syndicated term and operating lending facilities, the issuance of trust preferred securities and has been internally generated from underwriting and investment profits. KFSI’s operations create liquidity by collecting and investing premiums, as more fully discussed on pages 37 and 38 of the Annual Report which are incorporated by reference herein.

Investment Portfolio

        The total size of the investment portfolio increased from $1,127 million at the end of 2001 to $1,834 million at December 31, 2002. Returns on a pre-tax basis were 4.9% for the year compared with 6.4% for 2001. The investment portfolio as at December 31, 2002 and December 31, 2001 is comprised of assets from a number of different classes as reflected in Note 2 to the 2002 Consolidated Financial Statements set out on pages 54 and 55 of the Annual Report which are incorporated herein by reference.

Competitive Position

        The insurance industry is price competitive in all markets in which KFSI insurance subsidiaries operate. KFSI’s subsidiaries employ disciplined underwriting practices with the objective of rejecting underpriced risks. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Through careful underwriting, pricing, risk selection, stringent claims management, and non-renewal of unprofitable policies, KFSI has produced an underwriting profit in eleven of the last thirteen years. In contrast, the last year that the combined Canadian Industry made an underwriting profit was 1978.

        The combined ratio chart set out on page 24 of the Annual Report indicates the Canadian and U.S. industries combined ratios in comparison with KFSI and is incorporated by reference herein. KFSI believes that it is better to write less business with higher profits than to compete with other insurers at low premiums to increase volume at the expense of higher combined ratios. In 2002, Kingsway’s combined ratio from Canadian and U.S. Operations was 108.4% and 97.2% respectively, compared with the industry averages of 105.8% and 105.7% respectively.

5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

        The revenue, net income, net income per share, and total assets of KFSI for each of the last eight years are contained in the Supplemental Financial Information table set out on page 62 of the Annual Report which is incorporated herein by reference. Quarterly financial information for the last eight quarters ending December 31, 2002 is contained in the Supplemental Financial Information table on page 63 of the Annual Report which is incorporated herein by reference. The total long term financial liabilities of KFSI as at the end of the last fiscal year was U.S.$100 million in comparison to U.S.$90 million and U.S.$95 million at December 31, 2001 and 2000, respectively.

Dividend Policy

        The ability of KFSI to pay dividends is largely dependent upon its ability to receive dividends from its subsidiaries. The insurance subsidiaries are regulated and are required to maintain statutory capital in order to write insurance policies. Regulatory authorities may impose, from time to time, additional restrictions which may affect the actual amounts available to KFSI for the payment of dividends.

        During the past five years, KFSI has not paid any dividends. KFSI has no intention to declare regular dividends on its common shares in the foreseeable future. Any decision to pay dividends on KFSI’s common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

6.     MANAGEMENT’S DISCUSSION AND ANALYSIS

        Management’s discussion and analysis of financial condition and results of operations which appear on pages 24 to 46 of KFSI’s 2002 Annual Report are incorporated herein by reference.

7.     MARKET FOR SECURITIES

        The common shares of KFSI are listed on the Toronto Stock Exchange and the New York Stock Exchange (Symbol KFS).

8.     DIRECTORS AND OFFICERS

        The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of Common Shares and Options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 20, 2003. The same information relating to the directors of the Corporation is contained in the Election of Directors section of the Management Information Circular of KFSI dated March 20, 2003 which is incorporated herein by reference.

Name and Municipality of Residence and Present Principal Occupation	Position with the Corporation	Common Shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held

William G. Star	Chairman, President and	284,060	540,000
Mississauga, ON	Chief Executive Officer, KFSI

W. Shaun Jackson	Executive Vice-President	44,708	220,000
Oakville, ON	and Chief Financial Officer, KFSI

John L. McGlynn	Vice-President Finance, KFSI	332	3,000

G. Steven Smith	Vice-President, KFSI;	28,377	40,000
Acton, ON	Executive Vice-President and COO, Kingsway General

Frank Amodeo	Vice-President, KFSI	4,191	10,000
Toronto, ON

James R. Zuhlke	President, Kingsway	164,900	190,000
North Barrington,	America
Illinois

Shelly Gobin	Assistant Vice-President	12,696	27,667
Mississauga, ON	and Treasurer, KFSI

        Frank Amodeo joined KFSI in July, 2001. Prior thereto, Mr. Amodeo was Vice-President and General Manager of Winterthur International (The Citadel General Assurance Company).

        John L. McGlynn joined KFSI in 2002. Mr. McGlynn previously was the President and Chief Executive Officer of Markham General Insurance Company and the President and Chief Operating Officer of its parent Millenium Financial Management Limited from October, 1999 to April, 2002. Mr. McGlynn was the Executive Vice-President of Millenium Financial Management Limited from October, 1997 to October, 1999.

        Except as noted above, for the past five years each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

        As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 711,684 (1.5% of the total outstanding) common shares of KFSI. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such officers of KFSI.

        The Corporation does not have an Executive Committee. Mr. Walsh serves as KFSI’s lead director. The Board of Directors has established an Audit Committee comprised solely of outside Directors, namely Messrs. Atkins, Di Giacomo and Walsh. In addition, the Corporation has an Investment Committee comprised of Messrs. Di Giacomo, Star and Walsh, a Nominating Committee comprised of Messrs. Atkins, Walsh and Reeve, and a Compensation and Management Resources Committee comprised of Messrs. Beamish, Di Giacomo and Gluckstein.

9.     ADDITIONAL INFORMATION

        KFSI shall provide to any person, upon request to the Secretary of KFSI:

(a)	when the securities of KFSI are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i)	one copy of the Annual Information Form of KFSI, together with one copy of any documents, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of KFSI for its most recently completed financial year together with the accompanying report of KFSI’s auditor and one copy of any interim financial statements of KFSI subsequent to the financial statements for KFSI’s most recently completed financial year;

(iii)	one copy of the information circular of KFSI in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided KFSI may require the payment of a reasonable charge if the request is made by a person who is not a security holder of KFSI.

        Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of KFSI securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in KFSI’s Information Circular for its most recent annual meeting of shareholders, which involves the election of directors. Additional financial information is provided in KFSI’s comparative financial statements for its most recently completed financial year. Copies of such documents may be obtained upon request from the Secretary of KFSI.

        For copies of documents, please contact Mr. Michael Slan, Secretary, Suite 4400, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, Telephone (416) 941-8857, Facsimile (416) 941-8852, E-mail address: mss@foglerubinoff.com.

Document No. 2

Consolidated Financial Statements of

KINGSWAY FINANCIAL SERVICES INC.

Years ended December 31, 2002
and December 31, 2001.

MANAGEMENT STATEMENT ON RESPONSIBILITY FOR FINANCIAL INFORMATION

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management’s Discussion and Analysis (MDA) and all other information in this Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and also include a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in this Annual Report is consistent with the consolidated financial statements.

The consolidated financial statements and information in the MDA necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MDA also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management’s present assessment of this information because future events and circumstances may not occur as expected.

In meeting its responsibility for the reliability of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls. These controls are designed to provide management with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

We, as Kingsway Financial’s Chief Executive Officer and Chief Financial Officer, will be certifying Kingsway Financial’s annual disclosure document filed with the SEC (Form 40-F) as required by the new United States Sarbanes-Oxley Act.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors weaknesses in the Company’s system of internal controls as reported by management or the external auditors.

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation including the selection of appropriate assumptions of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, KPMG llp carries out a review of management’s valuation of the policy liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the claims liabilities recorded by management to meet all policyholder obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. The actuary is responsible for assessing whether the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The valuation is based on projections of future claims and claim adjustment expenses on claims incurred at the balance sheet date. It is certain that actual future claims and claim adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. Further, the projections make no provision for new classes or claim categories not sufficiently recognized in the claims database.

Management is responsible for the accuracy and completeness of the underlying data used in the valuation. The actuary’s report outlines the scope of the review and the opinion.

Role of the Auditor

The external auditors, KPMG LLP , have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the actuary and their report on the claim liabilities of the Company. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

/s/ William G. Star	/s/ W. Shaun Jackson
William G. Star	W. Shaun Jackson
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 6, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada
February 6, 2003

APPOINTED ACTUARY’S REPORT

KPMG LLP has reviewed management’s valuation, including the selection of appropriate assumptions and methods, of the unpaid claims liabilities of the insurance and reinsurance subsidiaries of Kingsway Financial Services Inc. for its consolidated balance sheets at December 31, 2002 and 2001 and their changes in the statement of operations for each of the years in the three year period ended December 31, 2002 in accordance with accepted actuarial practice.

In accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Insurance regulations in some jurisdictions require that the valuation of some unpaid claims liabilities not reflect the time value of money. The valuation complies with that directive.

In our opinion, the unpaid claims liabilities are appropriate except as described in the preceding paragraph and the consolidated financial statements fairly present its results.

KPMG LLP

Claudette Cantin, F.C.I.A.
February 6, 2003

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Balance Sheets

As at December 31
(In thousands of Canadian dollars)

	2002	2001

Assets
Cash	$ 244,921	$ 96,200
Investments (notes 2 and 11(c))	1,833,744	1,126,998
Accrued investment income	16,223	12,173
Accounts receivable and other assets	334,603	176,692
Due from reinsurers and other insurers (note 5)	164,742	131,462
Deferred policy acquisition costs	178,574	95,717
Income taxes recoverable	3,851	1,246
Future income taxes (note 6)	59,505	23,086
Capital assets	43,981	38,643
Goodwill and intangible assets (note 1(e))	104,290	76,527

	$2,984,434	$1,778,744

Liabilities and Shareholders' Equity
Liabilities:
Bank indebtedness (note 10(a))	$ 170,390	$ 144,516
Accounts payable and accrued liabilities	122,606	83,303
Unearned premiums (note 5)	776,323	424,120
Unpaid claims (notes 5 and 7)	1,200,554	589,963
Senior unsecured debentures (note 10(b))	78,000	--

	2,347,873	1,241,902
Subordinated indebtedness (note 10(c))	23,636	--
Shareholders' equity:
Share capital (note 3)	357,192	356,232
Currency translation adjustment	11,090	15,499
Retained earnings (note 11(b))	244,643	165,111

	612,925	536,842
Contingent liabilities (note 11)

	$2,984,434	$1,778,744

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ David H. Atkins	Director
/s/ F. Michael Walsh	Director

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Operations

Years ended December 31

(In thousands of Canadian dollars, except per share amounts)

	2002	2001	2000

Gross premiums written	$ 2,124,691	$1,065,262	$ 643,022

Net premiums written	$ 2,009,963	$1,014,960	$ 604,693

Revenue:
Net premiums earned (note 5)	$ 1,737,754	$ 872,830	$ 539,969
Investment income	64,855	52,553	44,576
Net realized gains	16,259	12,079	10,444

	1,818,868	937,462	594,989
Expenses:
Claims incurred (notes 5 and 7)	1,240,329	616,079	371,946
Commissions and premium taxes (note 5)	372,051	167,176	106,378
General and administrative expenses	122,762	81,938	66,925
Interest expense	12,274	11,399	11,408
Amortization of intangible assets	716	--	--

	1,748,132	876,592	556,657

Income before income taxes	70,736	60,870	38,332
Income taxes(recovery) (note 6):
Current	4,410	6,665	5,691
Future	(13,206)	3,418	(298)

	(8,796)	10,083	5,393

Net income before goodwill	79,532	50,787	32,939
Amortization of goodwill, net of applicable income tax	--	5,856	5,469

Net income	$ 79,532	$ 44,931	$ 27,470

Earnings per share (note 3):
Basic	$ 1.63	$ 1.21	$ 0.81
Diluted	$ 1.61	$ 1.19	$ 0.80

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of Canadian dollars)

	2002	2001	2000

Retained earnings, beginning of year	$165,111	$120,180	$ 92,710
Net income	79,532	44,931	27,470

Retained earnings, end of year	$244,643	$165,111	$120,180

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of Canadian dollars)

	2002	2001	2000

Cash provided by (used in):
Operating activities:
Net income	$ 79,532	$ 44,931	$ 27,470
Items not affecting cash:
Amortization of goodwill and intangibles	716	6,674	6,206
Amortization of capital assets and deferred
charges	9,358	5,137	4,121
Future income taxes	(11,157)	(873)	(276)
Net realized gains	(16,259)	(12,079)	(10,444)
Amortization of bond premiums and discounts	3,746	(4,856)	(2,977)

	65,936	38,934	24,100
Change in non-cash balances:
Deferred policy acquisition costs	(79,898)	(36,370)	(12,084)
Due from reinsurers and other insurers	1,863	5,377	33,427
Unearned premiums	303,012	131,028	64,024
Unpaid claims	370,193	132,279	(18,390)
Net change in other non-cash balances	(60,722)	(63,920)	1,429

	600,384	207,328	92,506
Financing activities:
Increase of share capital, net	960	207,751	19
Increase (decrease) in bank indebtedness	26,952	(7,035)	(14,445)
Increase in senior unsecured debentures	78,000	--	--
Increase in subordinated indebtedness	23,636	--	--

	129,548	200,716	(14,426)
Investing activities:
Purchase of investments	(4,396,825)	(2,277,643)	(1,249,692)
Proceeds from sale of investments	3,857,050	1,958,678	1,221,913
Financed premiums receivable, net	7,768	(7,546)	(24,191)
Purchase of subsidiaries, net of
cash acquired (note 8)	(36,908)	(2,336)	(4,468)
Additions to capital assets	(12,296)	(12,837)	(3,864)

	(581,211)	(341,684)	(60,302)

Increase in cash during the year	148,721	66,360	17,778
Cash, beginning of year	96,200	29,840	12,062

Cash, end of year	$ 244,921	$ 96,200	$ 29,840

Supplementary disclosure of cash information:
Cash paid for:
Interest	$ 12,186	$ 11,701	$ 11,507
Income taxes	3,034	9,909	1,098

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.         Summary of significant accounting policies:

Kingsway Financial Services Inc. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance.

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition.

The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); AOA Payment Plan Inc. (Illinois); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Connecticut Statutory Trust I (Delaware); Kingsway Financial Capital Trust I (Delaware); Kingsway Finance Nova Scotia, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Funding Inc. (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Consolidated Insurance Management Corp. (Alabama); Funding Plus of America (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); Yorktowne Premium Finance Company (Pennsylvania); and York Fire & Casualty Insurance Company (Ontario).

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(b)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined.

(c)	Investments:

Fixed term investments are carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares are carried at cost. Where a decline in value of an investment is considered to be other than temporary a writedown of the investment is recorded.

(d)	Investment income:

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the settlement date, and are calculated on the basis of average cost.

(e)	Goodwill and other intangible assets:

When the Company acquires a subsidiary or other business where we exert significant influence, we determine the fair value of the net tangible and intangible assets acquired and compare them to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2002 and 2001 goodwill, net of accumulated amortization, was $97,671,000 and $76,527,000, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(e)	Goodwill and other intangible assets (continued):

When the Company acquires a subsidiary or other business where we exert significant influence, we may acquire intangible assets, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight-line basis over the defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2002 and 2001 intangible assets with a definite useful life, net of accumulated amortization, were $3,066,000 and $nil, respectively.

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2002 and 2001 the Company had intangible assets with an indefinite life of $3,553,000 and $nil, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 was $716,000, $nil and $nil, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2002, 2001, and 2000.

Prior to January 1, 2002 the Company amortized goodwill arising from acquisitions made before July 1, 2001 over the estimated useful life of the asset acquired. Amortization of goodwill was recorded net of applicable income taxes in the Consolidated Statements of Operations. Goodwill amortization of $5,856,000 and $5,469,000, net of applicable taxes of $818,000 and $737,000, was included in income for the years ended December 31, 2001 and 2000, respectively.

(f)	Deferred policy acquisition costs:

The Company defers brokers’ commissions, premium taxes and other underwriting and marketing costs relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(f)	Deferred policy acquisition costs (continued):

Effective October 1, 2002, on a prospective basis, the Company began deferring other underwriting and marketing costs relating to the acquisition of premiums. The impact of this change was an increase to net income before taxes of $6,589,000 for the year ended December 31, 2002. Had these costs been taken into account in the deferral of policy acquisition costs in prior years, the impact on the financial statements would not have been significant.

(g)	Premium revenue and unearned premiums:

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums is earned during the summer months, which is the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contact period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year-end.

The reinsurers’ share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company’s method for determining the unearned premium liability.

(h)	Unpaid claims:

The provision for unpaid claims includes adjustment expenses and represents an estimate for the full amount of all expected costs, including investigation, and the projected final settlements of claims incurred on or before the balance sheet date. The provision does not take into consideration the time value of money or make an explicit provision for adverse deviation.

These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the accounting period in which they are determined.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(i)	Reinsurance:

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums and deferred policy acquisition costs are also reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with amounts due from reinsurers.

Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the Company’s method for obtaining the related policy liability associated with the reinsured policy.

(j)	Translation of foreign currencies:

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Translation gains and losses are included in the current income. Income and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange are recognized in the statement of operations.

The operations of the Company’s subsidiaries in the United States and Barbados are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenues and expenses are translated at the average rate of exchange for each year. The unrealized gains and losses, which result from translation are deferred and included in shareholders’ equity under the caption “currency translation adjustment”.

(k)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(l)	Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in Note 4 and uses the intrinsic-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. The exercise price of all stock options is based on the market value of the shares at the time the option is granted. No compensation expense is recognized for this plan when stock options are issued to employees and non-employee directors. The consideration paid by employees and non-employee directors on exercise of stock options is credited to share capital.

(m)	Capital assets:

Capital assets are reported in the financial statements at depreciated cost. Depreciation of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 15-40 years for building and leasehold improvements, 5-7 years for furniture and equipment and 3-5 years for computers and software development. At December 31, 2002 and 2001, the total cost of capital assets is $67,825,000 and $55,203,000, respectively, and accumulated depreciation is $23,844,000 and $16,560,000, respectively. At December 31, 2002 and 2001 the buildings and leasehold improvements account for 32% and 37% of the total cost, respectively and 39% and 45% of the depreciated cost, respectively. At December 31, 2002 and 2001 the computers and software development account for 43% and 26% of the total cost, respectively and 38% and 29% of the depreciated cost, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments:

The carrying amounts and fair values of investments are summarized below:

			December 31, 2002

	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value

Term deposits	$ 506,575	$ 1	$ 65	$ 506,511
Bonds:
Canadian - Government	130,736	3,993	--	134,729
- Corporate	82,650	3,288	837	85,101
U.S. - Government	152,644	6,768	19	159,393
- Corporate	248,729	10,118	918	257,929
Other - Government	158,294	2,068	2	160,360
- Corporate	282,353	5,275	--	287,628

Sub-total	$1,561,981	$31,511	$ 1,841	$1,591,651
Preferred shares - Canadian	2,045	2	22	2,025
Common shares - Canadian	125,563	9,207	6,137	128,633
- U.S.	57,341	3,156	3,314	57,183
Financed premiums	86,814	--	--	86,814

	$1,833,744	$43,876	$ 11,314	$1,866,306

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2002 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 636,726	$ 638,163
Due after one year through five years	699,514	717,493
Due after five years through ten years	179,809	188,190
Due after ten years	45,932	47,805

	$1,561,981	$1,591,651

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

			December 31, 2001

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Term deposits	$ 192,191	$ 1	$ 29	$ 192,163
Bonds:
Canadian - Government	110,757	2,116	287	112,586
- Corporate	72,631	1,469	2,416	71,684
U.S. - Government	135,251	1,551	346	136,456
- Corporate	136,590	2,915	666	138,839
Other - Government	58,995	431	1	59,425
- Corporate	215,788	1,389	429	216,748

Sub-total	$ 922,203	$ 9,872	$ 4,174	$ 927,901
Preferred shares - Canadian	8,115	13	748	7,380
- U.S.	1,202	71	325	948
Common shares - Canadian	85,383	10,665	4,157	91,891
- U.S.	14,750	1,412	426	15,736
- Other	1,746	--	615	1,131
Financed premiums	93,599	--	--	93,599

	$1,126,998	$22,033	$ 10,445	$1,138,586

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2001 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$287,625	$288,177
Due after one year through five years	436,472	441,350
Due after five years through ten years	162,984	162,999
Due after ten years	35,122	35,375

	$922,203	$927,901

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

The carrying amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices. Financed premiums represent the portion of our insureds monthly premium payments that are not yet due. Certain of our insureds have the option to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays an additional premium for this option, reflecting handling costs and the investment income that would have been earned on such premium, had the total amount been collected at the beginning of the policy period. The additional premium is essentially an interest payment on the balance of the unpaid premium and is recognized as income over the period of the policy. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds market value can be held until maturity when management expects to receive the principal amount.

All of the Company’s fixed term investments have fixed interest rates. The coupon rates for the Company’s fixed term investments range from 0.94% to 13.00% at December 31, 2002 and 3.75% to 13.25% at December 31, 2001. As the fair value, carrying amounts and face amounts are not materially different, the effective rates of interest based on fair values would not be materially different from the coupon rates.

The Company limits its investment concentration in any one investee or related group of investees to less than 5% of the Company’s investments.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

Net investment income for the years ended December 31 is comprised as follows:

	2002	2001	2000

Investment income:
Interest on short-term investments	$ 4,431	$ 6,457	$ 6,433
Interest on bonds	50,317	29,654	26,029
Dividends	3,951	2,652	1,939
Premium finance	8,539	9,861	7,467
Other	565	5,550	4,309

Gross investment income	67,803	54,174	46,177
Investment expenses	2,948	1,621	1,601

Net investment income	$64,855	$52,553	$44,576

Net realized gains for the years ended December 31, 2002, 2001, and 2000 were $16,259,000, $12,079,000, and $10,444,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $6,592,000, $1,200,000 and $nil for the years ended December 31, 2002, 2001 and 2000, respectively.

As at December 31, 2002, bonds and term deposits with an estimated fair value of $28,621,000 (2001 — $22,847,000) were on deposit with regulatory authorities.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

3.	Share capital:

Authorized: Unlimited number of common shares

Share transactions consist of the following:

	Shares Issued	Stock Options	Weighted- Average Exercise Price	Amount

Balance as at December 31, 1999	34,010,068	834,567	$ 10.42	$148,462
Normal course issuer bid	(85,200)			(428)
Stock options:
Granted in year		701,000	4.30
Exercised in year	131,729	(131,729)	3.40	447
Forfeited in year		(32,500)	8.97

Balance as at December 31, 2000	34,056,597	1,371,338	$ 8.00	$148,481
Issued July 12, 2001	5,750,000			68,315
Issued December 19, 2001	8,625,000			138,073
Stock options:
Granted in year		367,500	$ 7.80
Exercised in year	225,609	(225,609)	6.04	1,363
Forfeited in year		(59,668)	6.96

Balance as at December 31, 2001	48,657,206	1,453,561	$ 8.30	$356,232
Stock options:
Granted in year		425,500	$ 19.66
Exercised in year	137,006	(137,006)	7.00	960
Forfeited in year		(29,835)	11.39

Balance as at December 31, 2002	48,794,212	1,712,220	$ 11.17	$357,192

Share issue expenses of $7,948,000, net of applicable income taxes of $4,049,000, were deducted from the amount of share capital issued on July 12, 2001 and December 19, 2001.

(a)	During the year ended December 31, 2002, options to acquire 137,006 shares (2001 – 225,609 shares; 2000 – 131,729 shares) were exercised at prices from $4.30 to $14.50 per share (2001 – $4.00 to $14.50 per share; 2000 – $2.50 to $4.00 per share).

(b)	The weighted average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 48,742,622, 37,202,057 and 33,984,845, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 49,427,348, 37,856,100 and 34,341,235, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

4.	Stock-based compensation:

(a)	The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. For December 31, 2002 and 2001, the maximum number of common shares that may be issued under the plan is 3,400,000 (2000 – 2,400,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three-year period and are exercisable for periods not exceeding 10 years.

The following tables summarize information about stock options outstanding as at December 31, 2002, December 31, 2001 and December 31, 2000:

December 31, 2002

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2002	Number Exercisable at December 31, 2002

$ 19.66	21-Feb-02	21-Feb-12	9.2	421,500	--

$ 7.80	22-Feb-01	22-Feb-11	8.2	293,340	84,667

$ 4.30	24-Feb-00	24-Feb-10	7.2	497,845	302,336

$ 11.50	25-Feb-99	25-Feb-04	1.2	293,535	293,535

$ 18.78	23-Apr-98	23-Apr-03	0.3	12,000	12,000

$ 14.50	19-Feb-98	19-Feb-03	0.2	194,000	194,000

Total			6.0	1,712,220	886,538

December 31, 2001

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2001	Number Exercisable at December 31, 2001

$ 7.80	22-Feb-01	22-Feb-11	9.2	346,500	--

$ 4.30	24-Feb-00	24-Feb-10	8.2	565,190	147,516

$ 11.50	25-Feb-99	25-Feb-04	2.2	322,203	211,034

$ 18.78	23-Apr-98	23-Apr-03	1.3	16,000	16,000

$ 14.50	19-Feb-98	19-Feb-03	1.2	199,000	199,000

$ 8.40	24-Apr-97	24-Apr-02	0.3	4,000	4,000

$ 8.75	20-Feb-97	20-Feb-02	0.2	668	668

Total			6.0	1,453,561	578,218

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

4.	Stock-based compensation (continued):

December 31, 2000

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding as at December 31, 2000	Number Exercisable at December 31, 2000

$ 4.30	24-Feb-00	24-Feb-10	9.2	686,000	--

$ 11.50	25-Feb-99	25-Feb-04	3.2	352,000	117,333

$ 18.78	23-Apr-98	23-Apr-03	2.3	16,000	10,666

$ 14.50	19-Feb-98	19-Feb-03	2.2	201,000	134,000

$ 8.40	24-Apr-97	24-Apr-02	1.3	6,000	6,000

$ 8.75	20-Feb-97	20-Feb-02	1.2	57,003	57,003

$ 4.00	18-Jul-96	18-Jul-01	0.5	53,335	53,335

Total			5.8	1,371,338	378,337

At December 31, 2002, 2001 and 2000 the number of options exercisable is 886,538, 578,218 and 378,337, respectively, with weighted average prices of $10.58, $10.87 and $11.25, respectively.

Canadian generally accepted accounting principles permit the use of the intrinsic value based method, provided pro forma disclosures of net income and earnings per share are made as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	2002	2001	2000

Net income
As reported	$79,532	$44,931	$27,470
Pro forma	77,642	43,874	26,820
Basic earnings per share
As reported	$ 1.63	$ 1.21	$ 0.81
Pro forma	1.59	1.18	0.79
Diluted earning per share
As reported	$ 1.61	$ 1.19	$ 0.80
Pro forma	1.57	1.16	0.78

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

4.	Stock-based compensation (continued):

The per share weighted average fair value of options granted during 2002, 2001 and 2000 was $8.39, $5.14 and $3.40. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2002		2001		2000

Risk-free interest rate	5.5	4%	5.6	5%	5.3	1%
Dividend yield	0.	0%	0.	0%	0.	0%
Volatility of the expected market price of the
Company's Common shares	59.	1%	62.	2%	47.	0%
Expected option life (in years)	5.	4	5.	5	4.	0

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

(b)	The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2002, 2001 and 2000 totalled $367,000, $252,000 and $226,000, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

5.	Underwriting policy and reinsurance ceded:

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophe or other events that cause unfavourable underwriting results by reinsuring certain levels of risk, in various areas of exposure, with other insurers. The Company is not relieved of its primary obligation to the policyholder as a result of the reinsurance transaction.

Failure of reinsurers to honour their obligations could result in losses to the Company, consequently, the Company continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvency.

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the net exposure of the Company to a maximum amount on any one loss of $500,000 and $1,000,000 in the event of property or liability claims for each of the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company has obtained catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $1,500,000 per occurrence to a maximum coverage of $40,000,000 for the year ended December 31, 2002 and a maximum coverage of $25,000,000 for the years ended December 31, 2001 and 2000. In the United States the Company’s catastrophe reinsurance limits this exposure to U.S. $5,000,000, U.S. $1,310,000 and U.S.$1,000,000 for the years ended December 31, 2002, 2001 and 2000, respectively, per occurrence to a maximum coverage of U.S.$80,000,000, U.S.$15,000,000 and U.S.$7,500,000, respectively. For homeowners risk in Florida a separate maximum coverage was maintained during the year ended December 31, 2001 of U.S. $40,000,000.

The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000

Net premiums earned	$91,698	$51,099	$37,787
Claims incurred	33,256	35,705	17,312
Commissions and premium taxes	14,600	12,745	7,656

The amount of assumed premiums written was $198,086,000, $149,777,000 and $27,359,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The amount of assumed premiums earned was $215,790,000, $142,715,000 and $12,611,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

6.	Income taxes:

(a)	The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2002	2001	2000

Provision for taxes at Canadian statutory
marginal income tax rate	$ 27,304	$ 22,621	$ 14,296
Non-taxable investment income	(832)	(282)	(302)
Foreign operations subject to different tax rates	(36,455)	(9,106)	(3,585)
Non-deductible goodwill amortization	--	2,786	2,762
Change in tax rates and other	1,187	(5,936)	(7,778)

Provision for income taxes	$(8,796)	$ 10,083	$ 5,393

(b)	The components of future income tax balances are as follows:

	2002	2001

Future income tax assets:
Losses carried forward	$ 34,089	$ 7,360
Unpaid claims and unearned premiums	33,633	17,306
Investments	1,713	1,095
Other	7,624	8,258

Future income tax assets	77,059	34,019
Future income tax liabilities:
Deferred policy acquisition	(12,248)	(8,593)
Unpaid claims and unearned premiums	(970)	(697)
Investments	(786)	(964)
Goodwill and intangible asse	(2,843)	--
Other	(707)	(679)

Future income tax liabilities	(17,554)	(10,933)

Net future income tax assets	$ 59,505	$ 23,086

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

6.	Income taxes (continued):

(c)	Amounts and expiration dates of the operating loss carryforward are as follows:

Year of net operating loss	Expiration date	Net operating loss

Canadian operations:
2002	2009	$16,146
U.S. operations:
1995	2010	1,510
1997	2012	4,637
1998	2018	7,033
1999	2019	1,324
2000	2020	2,868
2001	2021	5,119
2002	2022	62,101

(d)	If the Company believes that all of its future income tax assets will not result in future tax benefits, it must establish a valuation allowance for the portion of these assets that it thinks will not be realized. Based predominantly upon a review of the Company’s anticipated future earnings, but also including all other available evidence, both positive and negative, the Company has concluded it is “more likely than not” that its net future income tax assets will be realized.

7.	Unpaid claims:

(a)	Nature of unpaid claims:

The establishment of the provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company’s experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Unpaid claims (continued):

(a)	Nature of unpaid claims (continued):

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company’s claim departments’ personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims which are less predictable.

Consequently, the process of establishing the provision for unpaid claims is complex and imprecise as it relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

(b)	Provision for unpaid claims (continued):

The Company completes an annual evaluation of the adequacy of unpaid claims at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000

Unpaid claims - beginning of year - net	$ 487,229	$ 342,776	$ 324,872
Net unpaid claims of subsidiaries acquired	207,840	--	--
Provision for claims occurring:
In the current year	1,152,507	588,942	373,431
In prior years	101,079	33,874	(3,386)
Claims paid during the year relating to:
The current year	(491,352)	(303,783)	(207,968)
The prior years	(382,051)	(189,801)	(149,708)
Currency translation adjustment	(8,896)	15,221	5,535

Unpaid claims - end of year - net	1,066,356	487,229	342,776
Reinsurers' and other insurers'
share of unpaid claims	134,198	102,734	92,546

Unpaid claims - end of year	$ 1,200,554	$ 589,963	$ 435,322

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Unpaid claims (continued):

The results for the years ended December 31, 2002 and 2001 were adversely affected by the evaluation of unpaid claims related to prior years. The adverse development of Ontario auto claims (including motorcycle, commercial auto and long haul trucking) was the primary reason for the unpaid claims deficiency. Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. Also, we identified significantly increased frequency and severity trends in health care cost in Ontario beginning in 2000, where we are required to offer unlimited coverage and much higher liability limits than our other markets. The numerous changes to Ontario automobile legislation and court decisions throughout the 1990‘s has inhibited the Canadian insurance industry’s ability to accurately predict the ultimate claims liabilities associated with Ontario automobile policies, which includes automobile, trucking and motorcycle risks. As changes to Ontario automobile policies have occurred, the changes have been reflected in our assessment of unpaid claims for current and prior years as well as our assessment of claims that occur in future periods. As a result, we increased our estimate for unpaid claims relating to automobile third party liability claims incurred prior to 2002. The estimated provisions related to automobile accident benefit claims were also increased as the inflation rate and severity factors previously utilized were found to be inadequate. We increased our reserves related to tort liability and revised our expected loss estimates for automobile accident benefit claims in our 2002 unpaid claims liabilities to account for the upward changes in both health care cost inflation and severity.

With the introduction of Bill 59 in November 1996, the insurance industry in Ontario expected that tort liability claims would be dramatically reduced from previously experienced, except in cases of catastrophic injuries, and settlement procedures related to accident benefit claims would provide more controls over health care costs and disability payments to claimants than under previous legislation. Both of these expectations proved inaccurate based on losses incurred from 1997 to 2001 that developed in subsequent periods. We recognized these losses as the information supporting the unpaid claims deficiency became available. We continue to re-evaluate the unpaid claims provision in light of the changing environmental and legislative landscape.

Another material contributor to the adverse development of unpaid claims liabilities in 2002, related to claims incurred in 2001 and prior years’, was non-standard auto policies written in Southeastern United States. Adverse development of unpaid losses incurred in 2001 accounted for approximately $30 million in 2002 reported incurred losses. Similar to Ontario, Florida has experienced a significant acceleration in fraudulent claims activity over the last several years. Although we have taken steps to combat this development, the unfavorable legal environment resulted in the inflation of claims payments beyond our original estimates. We have reflected the revised claim estimates related to unpaid automobile liability (personal injury protection) claims in our 2002 unpaid claims liabilities.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Unpaid claims (continued):

These increases (decreases) in prior accident year incurred claims, which amounted to $101.1 million, $33.9 million and ($3.4 million), were recognized during the years ended December 31, 2002, 2001 and 2000, respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

Year ended December 31, 2002

	Motor- cycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total
1997	$ 3,210	$ (487)	$ (108)	$ 4,402	$ (583)	$ 687	$ (3)	$ 7,118
and prior
1998	(71)	3,346	2,675	1,068	35	579	133	7,765
1999	396	1,177	1,692	2,212	71	965	8	6,521
2000	1,864	3,107	6,096	13,654	(88)	261	(520)	24,374
2001	336	4,575	6,051	42,981	1,023	362	(27)	55,301

Total	$ 5,735	$ 11,718	$ 16,406	$64,317	$ 458	$2,854	$(409)	$101,079

Year ended December 31, 2001

	Motor- cycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total
1996	$ 35	$ (9)	$ (120)	$ 1,256	$ (6)	$ 546	$ 38	$ 1,740
and prior
1997	66	385	303	1,868	43	128	(10)	2,783
1998	1,480	255	470	4,881	(92)	168	11	7,173
1999	1,447	1,919	(161)	4,942	(308)	603	41	8,483
2000	553	1,923	1,991	9,119	130	269	(290)	13,695

Total	$ 3,581	$ 4,473	$ 2,483	$22,066	$ (233)	$1,714	$(210)	$ 33,874

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Unpaid claims (continued):

Year ended December 31, 2000

	Motor- cycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total
1995	$ 379	$ --	$ (462)	$ 8,162	$ (45)	$ 57	$ (61)	$ 8,030
and prior
1996	(228)	22	(359)	(497)	(69)	(7)	(9)	(1,147)
1997	563	479	(719)	(6,853)	(159)	106	(149)	(6,732)
1998	16	5,804	(581)	(5,766)	(348)	109	(308)	(1,074)
1999	(745)	(5,674)	(287)	6,006	(1,421)	508	(850)	(2,463)

Total	$(15)	$ 631	$(2,408)	$ 1,052	$(2,042)	$ 773	$(1,377)	$(3,386)

(c)	The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

8.	Acquisitions:

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. (“Hamilton”). All consideration will be paid in cash, part of which was paid at closing, with the remainder to be paid based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration payable for the years ended December 31, 2002, 2001 and 2000 was $2,369,000, $2,336,000 and $2,197,000, respectively. At December 31, 2002 contingent consideration based on earnings is not expected to be payable.

On April 5, 2002, the Company acquired all of the outstanding common and preferred shares of American Country Holdings, Inc. for a purchase price of $37.8 million. The results of American Country’s operations have been included in the consolidated financial statements since March 31, 2002. American Country owns all the outstanding shares of American Country Insurance Company, an insurer of taxicabs based in Chicago, Illinois.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition:

Cash and investments	$216,885
Accounts receivable	102,986
Other tangible assets	35,708
Intangible assets
Contracts	3,782
Insurance licenses	3,553
Goodwill	20,110

Total assets	383,024
Bank indebtedness	15,794
Insurance liabilities	304,200
Accounts payable	22,454
Other liabilities	570

Total liabilities	343,018

Purchase price	$ 40,006

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

9.	Segmented information:

The Company provides property and casualty insurance and other insurance related services in three reportable segments: Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The segmented information for December 31, 2002 is summarized as follows:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 490,754	$ 1,633,937	$ --	$ 2,124,691
Net premiums earned	415,227	1,322,527	--	1,737,754
Investment income (loss)	24,059	41,583	(787)	64,855
Net realized gains (losses)	(2,574)	17,084	1,749	16,259
Interest expense	--	10,508	1,766	12,274
Net income tax
expense (recovery)	(6,005)	(3,751)	960	(8,796)
Amortization of capital assets
and deferred charges	748	7,529	1,081	9,358
Amortization of
intangible assets	--	716	--	716
Net income (loss)	(13,042)	88,708	3,866	79,532
Total assets	$ 1,299,918	$ 1,670,807	$ 13,709	$ 2,984,434
Additions to goodwill	--	20,110	--	20,110
Additions to intangible assets	--	7,335	--	7,335

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

9.	Segmented information (continued):

The segmented information for December 31, 2001 is summarized below:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$356,049	$ 709,213	$ --	$1,065,262
Net premiums earned	321,926	550,904	--	872,830
Investment income	25,035	27,289	229	52,553
Net realized gains	7,579	4,426	74	12,079
Interest expense	--	10,262	1,137	11,399
Net income tax expense	2,941	6,730	412	10,083
Goodwill amortization	701	5,105	50	5,856
Amortization of capital assets
and deferred charges	644	3,132	1,361	5,137
Net income	14,925	27,080	2,926	44,931
Total assets	$633,545	$1,075,538	$69,661	$1,778,744

The segmented information for December 31, 2000 is summarized below:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$289,416	$353,606	$ --	$ 643,022
Net premiums earned	251,898	288,071	--	539,969
Investment income	21,835	22,327	414	44,576
Net realized gains	5,885	4,559	--	10,444
Interest expense	--	10,283	1,125	11,408
Net income tax
expense (recovery)	4,079	1,690	(376)	5,393
Goodwill amortization	705	4,764	--	5,469
Amortization of capital assets
and deferred charges	1,314	2,718	89	4,121
Net income	18,488	7,619	1,363	27,470
Total assets	$498,595	$649,668	$ 25,663	$1,173,926
Additions to goodwill	--	2,271	--	2,271

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

9.	Segmented information (continued):

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2002	2001	2000

Business Line
Personal Lines:
Non-Standard Auto	39%	51%	56%
Standard Auto	2%	3%	6%
Motorcycle	2%	4%	6%
Property (including Liability)	2%	3%	3%
Warranty	1%	2%	3%
Other Specialty Lines	1%	1%	2%

Total Personal Lines	47%	64%	76%
Commercial Lines:
Trucking	32%	24%	13%
Commercial Auto	8%	5%	3%
Property (including Liability)	11%	5%	6%
Other Specialty Lines	2%	2%	2%

Total Commercial Lines	53%	36%	24%

Total Gross Premiums Written	100%	100%	100%

	2002	2001	2000

Geographical Area
United States:
Florida	12%	13%	9%
Illinois	11%	15%	20%
California	11%	4%	0%
Texas	7%	6%	6%
South Carolina	4%	5%	2%
Alabama	3%	4%	4%
Pennsylvania	3%	3%	4%
Other	26%	17%	10%

Total United States	77%	67%	55%
Canada:
Ontario	10%	16%	24%
Alberta	6%	7%	9%
Quebec	5%	8%	9%
Other	2%	2%	3%

Total Canada	23%	33%	45%

Total Gross Premiums Written	100%	100%	100%

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

10.	Indebtedness:

(a)	Bank indebtedness:

On February 23, 1999, the Company entered into a U.S.$100 million unsecured credit facility with a syndicate of banks. Under this facility the Company has the option to borrow at a floating rate equivalent to the banks prime rate or for a fixed term at a fixed rate of LIBOR plus a spread based on the Company’s credit rating or upon the ratio of funded debt to total capitalization, whichever is higher. The facility is for a fixed term of five years and one day and was fully drawn on March 5, 1999 for general corporate purposes. During each of the years ended December 31, 2002, 2001 and 2000 the Company repaid U.S.$5 million, and has the obligation to make principal repayments of U.S.$5 million in the year 2003, prior to the maturity of the facility on February 23, 2004.

In March, 1999, the Company entered into interest rate swap contracts whereby the Company fixed its rate on this U.S.$100 million debt at 5.91% plus a spread based on the Company’s credit rating or upon the ratio of funded debt to total capitalization, whichever is higher, for the period of the facility. The fair values of the liabilities under the swap contracts at December 31, 2002, 2001 and 2000 were $8,632,000, $7,479,000 and $169,000, respectively.

In May, 2002, the Company entered into a $66.5 million revolving credit facility with a syndicate of banks. The facility is a 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. As at December 31, 2002, $33,076,000 was outstanding under this facility with an effective interest rate of approximately 3%.

(b)	Senior unsecured debentures:

On December 6, 2002, the Company issued $78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at the Company’s option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears. The net proceeds to the Company were $77,087,420.

(c)	Subordinated indebtedness:

On December 4, 2002, a subsidiary trust of the Company issued U.S.$15 million of capital securities to a third party in a private transaction. A U.S.$15 million floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debenture bears interest through March 4, 2003 at the rate of 5.42375%. Thereafter, the rate will be the London interbank offered interest rate for three-month U.S. dollar deposits, plus 4%, but until December 4, 2007, the interest rate will not exceed 12.5%. The Company has the right to call the securities at par after five years.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

11.	Contingent liabilities:

(a)	Legal Proceedings:

In connection with its operations, the Company and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and the Company does not believe that it will incur any significant additional loss or expense in connection with such actions.

(b)	Statutory Requirements:

Statutory policyholders’ capital and surplus of the Company’s insurance subsidiaries was $654.3 million and $456.9 million at December 31, 2002 and 2001, respectively.

Minimum asset and capital requirements were met in all jurisdictions in which the Company’s subsidiaries operate. For the year 2003, under the various insurance regulatory restrictions, based on our December 31, 2002 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $180.3 million.

(c)	Letters of Credit:

At December 31, 2001 the Company had entered into a U.S.$175 million letter of credit facility. On October 4, 2002 this was replaced by a syndicated U.S. $350 million facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2002 and 2001 the letter of credit facility utilization was U.S.$304.6 million and U.S.$173.5 million, respectively.

Also from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2002 and 2001, the amount of pledged securities was U.S.$49.2 million and $nil, respectively.

12.	Fair value disclosure:

The fair value of financial assets and liabilities, other than investments (note 2), unpaid claims (note 7) and interest rate swaps (note 10) approximate their carrying amounts.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company’s consolidated financial statements, are described below:

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2002	2001	2000

Net income based on Canadian GAAP	$ 79,532	$ 44,931	$ 27,470
Impact on net income of U.S. GAAP adjustments, net of tax:
Deferred start-up costs (note 13(a))	1,052	1,037	911
Goodwill amortization (note 13(b))	--	116	110
Equity accounting (note 13(c))	1,237	281	(883)

Net income based on U.S. GAAP	$ 81,821	$ 46,365	$ 27,608
Other comprehensive income adjustments:
Change in unrealized gain on investments classified as available	20,973	11,996	24,098
for sale (note (13d))
Change in fair value of interest rate swaps	(1,152)	(7,479)	--
Less: related future income taxes	(4,949)	(2,512)	(6,036)

Other comprehensive income adjustments	14,872	2,005	18,062
Currency translation adjustments in the period	(4,409)	11,447	3,182

Other comprehensive income	10,463	13,452	21,244

Total comprehensive income	$ 92,284	$ 59,817	$ 48,852

Basic earnings per share based on U.S. GAAP net income	$ 1.68	$ 1.25	$ 0.81
Diluted earnings per share based on U.S. GAAP net income	$ 1.66	$ 1.22	$ 0.80

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

The following table reconciles shareholders’ equity as reported under Canadian GAAP with shareholders’ equity in accordance with U.S. GAAP:

	2002	2001

Shareholders' equity based on Canadian GAAP	$ 612,925	$ 536,842
Other comprehensive income	16,558	1,686
Cumulative net income impact:
Deferred start-up costs (note 13(a))	(1,981)	(3,033)
Goodwill amortization (note 13(b))	(1,213)	(1,213)
Equity accounting (note 13(c))	635	(602)

Shareholders' equity based on U.S. GAAP	$ 626,924	$ 533,680

Statement of Financial Accounting Standards (SFAS) No. 130 “Reporting Comprehensive Income” requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company’s balance sheet. The total cumulative other comprehensive income amounts to $27,648,000 and $17,185,000 as at December 31, 2002 and 2001, respectively.

(a)	Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

(b)	Goodwill amortization:

As per Note 1(e), effective January 1, 2002, all existing goodwill which is currently included in the Company’s Consolidated Balance Sheets ceased to be amortized to income over time for both Canadian and U.S. GAAP, and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value will be charged to income in the period in which the impairment is determined. The Company adopted this new standard prospectively. As a result of the adoption of this new standard, no goodwill amortization was recorded in the twelve months ended December 31, 2002.

Under Canadian GAAP, guarantee fund assessment liabilities were estimated and accrued at the date of acquisition, which resulted in an increase in the amount of goodwill recorded. Under U.S. GAAP, such costs are expenses in the periods in which the liabilities are estimated.

Prior to January 1, 2002, under Canadian GAAP, the amortization of goodwill was shown as the final item in the Statement of Operations, net of applicable taxes, whereas under U.S. GAAP this presentation was not permitted and the applicable taxes would be included in the income tax expense on the Statement of Operations. As a result, under U.S. GAAP, the applicable taxes of $818,000 and $737,000 for the twelve months ended December 31, 2001 and 2000, respectively, would be reclassified to increase the goodwill amortization and decrease the income tax expenses. Goodwill amortization would be classified with expenses under U.S. GAAP.

(c)	Equity accounting:

Under Canadian GAAP, the Company’s 25% equity investment in an investee is carried at cost as the Company does not have significant influence over the investee. Under U.S. GAAP we are deemed to have significant influence because the Company’s equity investment exceeds 20%, and the equity method of accounting is used. This method recognizes the Company’s share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, and prior to December 31, 2001 was being amortized over a period of 10 years.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

13.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

(d)	Portfolio investments:

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders’ equity.

(e)	Accounting for Derivative Instruments and Hedging Activities:

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), as amended by Statements No. 137 and 138, which established accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company has purchased interest rate swap contracts that are designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The terms of the swaps match those of the unsecured credit facility, and were entered into to minimize the Company’s exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income.

(f)	Future accounting pronouncements:

The Company does not expect the adoption of any known proposed accounting pronouncements to have a material impact on its consolidated financial statements.

14.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Document No. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report. Our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

        All of the dollar amounts in this annual report are expressed in Canadian dollars, except where otherwise indicated.

Overview

        We provide property and casualty insurance in specialized lines in the United States and Canada. Our primary business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. We also write standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages such as customs and surety bonds.

        We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We, therefore, emphasize underwriting profit and will not underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. Management’s incentive compensation is directly linked to our combined ratio and return on equity objectives.

        In recent years, the North American property and casualty insurance market, including non-standard automobile market, has been extremely price competitive. Many insurers significantly reduced premium rates from 1998 to 2000. Only late in 2000 did premium rates begin to rise and they have continued to do so throughout 2001 and 2002. We expect the rate increase trend to continue through 2003. However, as a result of lower premium rates through the periods mentioned and increased claims costs in the U.S. and Canada, including adverse development of prior years’ claims reserves, the industry reported substantial underwriting losses in 2001. Although the industry expects to post better underwriting results for 2002 due to the increase in premium rates, the continued trend of adverse development of prior years’ claims will likely minimize improvement as many companies have announced material year-end 2002 adjustments to prior years’ claims reserves.

        At the same time, the insurance industry has been adversely affected by lower prevailing interest rates and a significant drop in equity indices. Accordingly, in addition to reporting higher combined ratios many U.S. and Canadian companies reported declining investment results and reduced capital levels in 2001. It is expected that once 2002 results are released that industry capital will be adversely affected again by the continued lower investment returns and adverse prior years’ claims development.

        In addition to the affects of poor pricing, adverse prior years’ claims development and historically low investment returns have had on the insurance industry capital base, the tragic events of September 11, 2001 triggered an unprecedented rise in reinsurance rates and a significant decline in available reinsurance capacity. Although there has been a series of new reinsurance companies started since September 2001, these new companies have not materially replaced the capital and corresponding reinsurance capacity lost since that time.

        As a result of all of the above factors taken together, we believe the insurance industry’s current improved pricing environment and significant dislocation of business due to capital constraints will continue in the U.S. and Canadian insurance markets through 2004. However, due to the delay between the implementation of rate increases and recognition of earned premium and the prior years’ claim development trend reported so far for 2002, we do not expect overall industry results to show improvement until 2003.

        Since 1996, we have experienced significant growth through acquisitions. In Canada, we acquired York Fire in February 1996 and Jevco in March 1997. In the United States, we acquired Universal Casualty and Southern United in January 1998, American Service in March 1998, Lincoln General in December 1998, U.S. Security in January 1999, and American Country in April 2002 (using an effective date of March 31, 2002). We accounted for these acquisitions using the purchase method of accounting. Accordingly, we included the assets and liabilities of the acquired entities in our consolidated financial statements at their fair market value at the date of acquisition. We may from time to time be involved in discussions concerning acquisition opportunities, although we cannot assure you that any such discussions will result in a transaction.

Critical Accounting Policies

        Our significant accounting policies are described in Note 1 to the audited financial statements beginning on page 21 of this annual report. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of the provision for unpaid claims is the area where the degree of judgment required to determine amounts recorded in the financial statements makes the accounting policy critical. We discuss the policy below under the heading “Provision for Unpaid Claims.”

Revenues

        Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains.

Premium Income

        Our gross premiums written increased 99% in 2002 to $2.1 billion, compared to $1.1 billion in 2001. In 2002, we experienced an increase of 38% in gross premiums written for our Canadian operations and 130% for our U.S. operations. We attribute the growth over the last five years to our various acquisitions and to internal growth, as we have executed our strategy to diversify both by line of business and by geographic location.

        Net premiums written represent gross premiums written less amounts ceded to reinsurers. In the United States, 40% of our gross premiums written are from non-standard automobile insurance policies, which generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the states in which we write the business. These limits of liability are typically not greater than US$40,000 per occurrence. Consequently, we are able to retain most of our gross written premiums for our own account while minimizing our claims exposure, and only purchase reinsurance to limit our exposure to the larger and catastrophic type losses.

Investment Income

        Our investment income increased 23% in 2002 to $64.9 million, compared to $52.6 million in 2001. Our insurance subsidiaries’ investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations, in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. The majority of our investments are held by our insurance subsidiaries.

        At December 31, 2002, we held cash and investments with a market value of $2,127.5 million and a carrying value of $2,094.9 million, resulting in a net unrealized gain of $32.6 million. Because most of our investment portfolio is comprised of fixed-income securities, which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments that are subject to changes in market values with changes in interest rates. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without penalties.

        We maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. Our historical ability to generate an underwriting profit has reduced our reliance on cash flow from premiums written to fund the payment of losses and loss adjustment expense. We believe that funds generated by operations and our liquid investment portfolio provide us with sufficient liquidity to meet our obligations to our policyholders.

        Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional fee for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment defaults by insureds, we do not have uncollectible balances. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge. We consider our income from our premium finance activities to be a part of investment income, because this additional fee is essentially an interest payment on the balance of unpaid premium.

Provisions for Unpaid Claims

        We establish provisions for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and incurred but not reported claims. Our provisions for unpaid claims are based on individual reported claims, for which we establish case reserves; estimated provisions for claims that have not yet been made but we expect will be made in the future; and internal or unallocated claims adjustment expenses. The provisions for claims not yet made are sometimes referred to as provisions for incurred but not yet reported claims, or IBNR. The establishment of provisions for unpaid claims is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include our experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, claim frequency patterns and inflation rates. Our provisions for unpaid claims are not discounted to reflect expected future payouts of claims nor do they reflect any future investment income.

        The process for establishing the provisions for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Factors affecting provisions for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions’ determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos, environmental or other products liability exposure.

        The process of establishing provisions for unpaid claims relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that we originally established. In addition, we conduct a detailed review of all open claims each quarter and consider all factors into the provisions’ calculation. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

        Each operating company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. The process undertaken by each operating company includes evaluating all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, of inflation and the impact that any premium rate action or changes in operating structure or process may have on future loss settlements. The management of each operating company works with reporting segment management to ensure IBNR reserve methodologies are appropriate, based on lines of business and geographic region. Management incorporates all of the above information to record its best estimate of liabilities for unpaid claims.

        Our independent appointed actuary independently develops a range of reserve estimates. Once an amount for liabilities for unpaid claims is established by management, our independent appointed actuary reviews management’s methodologies, data and work papers to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reserve estimates. The provisions for unpaid claims established by each operating company are then consolidated for public reporting purposes.

        As of December 31, 2002, the range of reserve estimates for unpaid claims established by our independent appointed actuary and the actual provision for unpaid claims on a gross basis for each of our operating companies were as follows:

	Low	High	Actual

	(in millions of Canadian dollars)
United States
Lincoln General Insurance Company	$ 372.1	$ 534.2	$ 395.0
American Country Insurance Company	202.4	244.9	223.6
American Service Insurance Company	67.1	82.0	80.4
U.S. Security Insurance Company	56.5	64.8	58.2
Universal Casualty Company	52.4	63.8	57.6
Southern United Fire Insurance Company	45.5	55.0	49.4
Kingsway Reinsurance Corporation (Barbados)	6.6	6.6	6.6
Canada
Kingsway General Insurance Company	$ 229.9	$ 299.0	$ 248.4
Jevco Insurance Company	49.3	55.5	50.2
York Fire and Casualty Insurance Company	27.7	35.2	31.1

        As of December 31, 2002, the range of reserve estimates for unpaid claims established by our independent appointed actuary and the actual provision for unpaid claims on a gross basis for our United States and Canadian reporting segments, including transactions with our reinsurance subsidiaries, were as follows:

	Low	High	Actual

(in millions of Canadian dollars)
United States	$ 802.6	$ 1,051.3	$ 870.8
Canada	306.9	389.7	329.7

Total Provision for Unpaid Claims	$ 1,109.5	$ 1,441.0	$ 1,200.5

        Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and a provision for uncollectable reinsurance is recorded, if needed. At December 31, 2002, 93.9% of the receivables were due from reinsurers that were rated “A-” or higher.

The following table summarizes the composition of the amounts due from reinsurers, by the rating as assigned by A.M. Best to the applicable reinsurers.

A.M. Best Rating	December 31, 2002

A++	15.6%
A+	62.2
A	10.8
A-	5.3
B++/B+/B-	0.6
C++u	1.1
Not Rated	4.4

Total	100.0%

        The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the claims required for claims still open or claims still unreported. Favorable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavorable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined.

        The following table summarizes the provisions for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1992 through 2001 for our Canadian operations and at the end of years 1998 to 2001 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31, 2002.

(In thousands of	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Canadian dollars)

Unpaid claims --
originally
established -- end of
year, gross	1,200,554	589,963	435,322	444,689	446,245	198,186	--	--	--	--	--
Less:
Reinsurance recoverable on
unpaid losses	134,198	102,734	92,546	119,817	135,270	73,242	--	--	--	--	--
Unpaid claims --
originally
established -- end of
year, net	1,066,356	487,229	342,776	324,872	310,975	124,944	65,142	24,322	16,987	10,945	11,648
Cumulative paid as of:
One year later		382,051	189,801	149,708	141,093	46,083	31,309	13,665	12,384	5,984	4,329
Two years later			301,411	239,178	217,108	74,479	42,108	19,404	18,633	8,032	6,615
Three years later				309,888	261,809	91,127	55,214	25,273	22,066	10,347	7,910
Four years later					306,748	108,391	60,230	31,738	25,456	11,739	9,255
Five years later						121,076	66,029	32,679	29,300	12,576	10,210
Six years later							68,543	35,884	29,051	14,259	10,517
Seven years later								37,419	31,068	14,147	11,271
Eight years later									32,515	14,160	11,190
Nine years later										16,834	10,934
Ten years later											13,038
Re-estimated liability
as of:
One year later		588,308	377,592	329,069	306,377	112,075	62,022	27,705	22,776	11,395	10,621
Two years later			423,371	346,548	309,629	114,922	65,122	27,467	25,628	12,187	10,290
Three years later				367,951	318,226	117,759	66,368	31,707	25,580	12,256	10,550
Four years later					333,109	122,578	66,508	32,254	27,589	12,164	10,167
Five years later						129,697	68,570	32,745	28,243	13,004	9,999
Six years later							71,720	34,050	28,225	13,310	10,245
Seven years later								36,520	28,892	13,219	10,505
Eight years later									32,248	13,652	10,349
Nine years later										16,387	10,473
Ten years later											12,747
As at December 31, 2002:
Cumulative (redundancy)
deficiency		101,079	80,594	43,079	22,134	4,753	6,578	12,198	15,261	5,442	1,099
Cumulative (redundancy)
deficiency as a
percentage % of
reserves originally
established		20.75%	23.51%	13.26%	7.12%	3.80%	10.10%	50.15%	89.84%	49.72%	9.44%
Re-estimated
liability -- gross		680,352	510,241	485,622	473,257	198,990	--	--	--	--	--

(In thousands of	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Canadian dollars)

Less: Re-estimated
reinsurance recoverable		92,044	86,870	117,671	140,148	69,293	--	--	--	--	--
Re-estimated liability -- net		588,308	423,371	367,951	333,109	129,697	--	--	--	--	--
Cumulative (redundancy)
deficiency -- gross		90,389	74,919	40,934	27,012	804	--	--	--	--	--
% of reserves originally
established		15.32%	17.21%	9.21%	6.05%	0.41%	--	--	--	--	--

        The above table presents the development of unpaid claims liabilities for 1992 through 2001. The top line of the table presents the estimated liability for unpaid claims recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported.

        The table also presents the re-estimated liabilities for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2001. Information related to gross unpaid claims development is not available for years 1996 and prior.

        The table presents the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year and the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2002, we had paid $68.5 million of the currently estimated $71.7 million of claims that had been incurred through the end of 1996; thus an estimated $3.2 million of losses incurred through 1996 remain unpaid as of the current financial statement date.

        The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1992 have developed adversely by $1.1 million over the ten subsequent years and unpaid claims at December 31, 1995 have developed adversely by $12.2 million over the seven subsequent years. The effects on income during the past three years due to changes in estimates of unpaid claims is shown in Note 7(b) to the Consolidated Financial Statements as the “prior years” contribution to incurred losses.

        Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2002, but incurred in 1998, will be included in the cumulative development amounts for years 1998, 1999, 2000 and 2001. The deficiency identified during the year 2002 of $101.1 million was attributable to unpaid claims as at December 31, 2001 for unpaid claims for the year 2001 and all prior years. Of this deficiency, $55.3 million related to claims occurring in accident year 2001, $24.4 million to claims occurring in 2000, $6.5 million to claims in 1999, $7.8 million to claims occurring in 1998 and $7.1 million to claims occurring in 1997 and prior years. Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.

	Liability for Unpaid Claims December 31,

Line of Business	2002	2001

	(in thousands of Canadian dollars)
Non-Standard Auto	$ 401,976	$297,997
Standard Auto	26,967	24,908
Commercial Auto	197,705	38,697
Trucking	320,708	119,269
Motorcycle	54,191	44,666
Liability	139,977	28,271
Property	52,046	29,888
Other	6,984	6,267

Total	$1,200,554	$589,963

	Liability for Unpaid Claims— Net of Reinsurance Recoverables December 31,

Line of Business	2002	2001

	(in thousands of Canadian dollars)

Non-Standard Auto	$380,193	$269,141
Standard Auto	25,024	22,815
Commercial Auto	175,097	29,864
Trucking	291,739	88,214
Motorcycle	45,583	33,269
Liability	104,063	18,140
Property	39,723	20,354
Other	4,934	5,432

Total	$1,066,356	$487,229

        These increases (decreases) in prior year incurred claims, net of reinsurance, for the years ended December 31, 2002, 2001 and 2000 were $101.1 million, $33.9 million and ($3.4 million), respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

	Year Ended December 31, 2002 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total

1997 and prior	$ 3,210	$ (487)	$ (108)	$ 4,402	$ (583)	$ 687	$ (3)	$ 7,118
1998	(71)	3,346	2,675	1,068	35	579	133	7,765
1999	396	1,177	1,692	2,212	71	965	8	6,521
2000	1,864	3,107	6,096	13,654	(88)	261	(520)	24,374
2001	336	4,575	6,051	42,981	1,023	362	(27)	55,301

Total	$ 5,735	$ 11,718	$ 16,406	$64,317	$ 458	$2,854	$(409)	$101,079

	Year Ended December 31, 2001 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total

1996 and prior	$ 35	$ (9)	$ (120)	$ 1,256	$ (6)	$ 546	$ 38	$ 1,740
1997	66	385	303	1,868	43	128	(10)	2,783
1998	1,480	255	470	4,881	(92)	168	11	7,173
1999	1,447	1,919	(161)	4,942	(308)	603	41	8,483
2000	553	1,923	1,991	9,119	130	269	(290)	13,695

Total	$ 3,581	$ 4,473	$ 2,483	$ 22,066	$ (233)	$ 1,714	$ (210)	$ 33,874

	Year Ended December 31, 2000 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property	Liability	Other	Total

1995 and prior	$ 379	$ --	$ (462)	$ 8,162	$ (45)	$ 57	$ (61)	$ 8,030
1996	(228)	22	(359)	(497)	(69)	(7)	(9)	(1,147)
1997	563	479	(719)	(6,853)	(159)	106	(149)	(6,732)
1998	16	5,804	(581)	(5,766)	(348)	109	(308)	(1,074)
1999	(745)	(5,674)	(287)	6,006	(1,421)	508	(850)	(2,463)

Total	$ (15)	$ 631	$(2,408)	$ 1,052	$(2,042)	$ 773	$(1,377)	$(3,386)

        The results for the year ended December 31, 2002 were adversely affected by the evaluation of unpaid claims related to prior years that identified a net deficiency of $101.1 million related to claims incurred during 2001 and prior years. Of this $101.1 million deficiency, 84% was related to non-standard automobile, standard automobile and motorcycle business in Ontario, which we refer to as Ontario Automobile, and non-standard automobile in the southeastern United States. The adverse development of prior years’ claims in 2002 related to Ontario Automobile and non-standard automobile in the southeastern United States was $63.9 million and $20.4 million, respectively.

        Adverse development of Ontario Automobile claims liabilities was driven by several factors. The following chart identifies the increase in reported claims and the increase in reserves and settled claims from 2000 through 2002. From 2000 to 2002, earned premium grew by 83% while reported claims increased 44.0%. However, claims severity increased by 92.5% during the same period. The increase in fraudulent claims, the erosion of the tort threshold and accelerating health cost inflation contributed to the required increase in claims liabilities related to prior years. During that period we continued to revise our reserve methodology to react to the changing claims settlement environment. Although our average claims reserves at December 31, 2002 exceeded our average settlements in 2002, we expect claim settlements to approximate our current reserving position in the future.

        At December 31, 2002, the provision for unpaid claims for Ontario Automobile was $113.4 million and the range of reserve estimates for unpaid claims established by our independent appointed actuary was from $104.5 million to $142.7 million.

Ontario Automobile
		Number of Claims		Average Dollars (in millions of Canadian dollars)

	Total Pending as of 12/31	Total Reported in	Total Settled in	Unpaid Claim Reserve	Settled Claim

2002	3,312	7,251	7,068	$22,821	$8,659
2001	3,129	6,978	6,171	$16,529	$6,893
2000	2,322	5,018	4,335	$16,564	$4,498

        Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring suit. The adverse development experienced by us was part of an industry wide adverse development situation that began to materialize in 2000 and continued through 2002. The escalation in health cost inflation and the higher incidence of fraud in Ontario significantly exceeded industry expectations.

        Also, beginning in 2000, we identified significantly increased frequency and severity trends in health care costs in Ontario where we are required to offer unlimited coverages and much higher liability limits than our other markets. As changes to Ontario automobile policies have occurred, the changes have been reflected in our assessment of unpaid claims for current and prior years as well as our assessment of claims that occur in future periods. As a result, we increased our estimate for unpaid claims relating to automobile third party liability claims incurred prior to 2002. The estimated provisions related to automobile accident benefit claims were also increased as the assumed inflation rate and severity factors previously utilized were found to be inadequate based on the actual development experienced in 2002. We increased our reserves related to tort liability and revised our expected loss estimates for automobile accident benefit claims in our 2002 unpaid claims liabilities to account for the upward changes in both health care cost inflation and severity. Actuarial assumptions were also changed in 2002 to account for the shift in loss development trends. The numerous changes to Ontario automobile legislation and court decisions throughout the 1990‘s has inhibited the Canadian insurance industry’s ability to accurately predict the ultimate claims liabilities associated with Ontario automobile policies, which includes automobile, trucking and motorcycle risks.

        Adverse development in the southeastern United States was driven by two factors. First, the increase in Personal Injury Protection litigation in Florida gave rise to increased estimates for allocated loss adjustment expenses. The increase in litigation was caused in part by plaintiffs’ attorneys bringing separate actions for each clinic or claimant, rather than consolidating cases, and to delays in claims handling due to difficulty in hiring enough qualified claims adjusters. Staffing issues have been alleviated resulting in a 33% decline in monthly suit counts since September 2002. At December 31, 2002, the provision for unpaid claims for non-standard automobile in Florida was $58.2 million and the range of reserve estimates for unpaid claims established by our independent appointed actuary was from $56.5 million to $64.8 million.

Florida
		Number of Claims		Average Dollars

	Total Pending as of 12/31	Total Reported in	Total Settled in	Unpaid Claim Reserve	Settled Claim

2002	12,335	32,098	29,695	$2,217	$1,969
2001	9,932	21,031	16,914	$1,979	$1,657
2000	5,815	11,725	10,164	$1,885	$1,706

        The second element leading to adverse development of claims liabilities was the escalation of reserves for Southern United Fire Insurance Company located in Mobile, Alabama. Although average settlements had declined 7.5% from 2000 to 2002, average reserves more than doubled. The justification for this case reserve increase is that claims activities in newer territories such as South Carolina are developing with greater than expected frequency and severity requiring additions to the reserves. At December 31, 2002, the provision for unpaid claims for non-standard automobile at Southern United Fire Insurance Company was $49.4 million and the range of reserve estimates for unpaid claims established by our independent appointed actuary was from $45.5 million to $55.0 million.

Southern United Fire Insurance Company
		Number of Claims		Average Dollars

	Total Pending as of 12/31	Total Reported in	Total Settled in	Reserve Per Unpaid Claim	Settled Claim

2002	7,754	36,887	38,494	$4,516	$1,696
2001	9,361	35,859	32,264	$2,963	$1,784
2000	5,766	17,610	14,959	$2,281	$1,833

        The claims reserve deficiency reported during 2002 is largely attributable to accident years 2001, 2000, 1999 and 1998 of Ontario Automobile and accident year 2001 for the southeastern United States. In addition to the enactment of more favorable automobile insurance legislation in Ontario to combat fraud and control the tort claims in the no-fault system, we believe we have taken the necessary steps to reflect the ultimate cost of claims from these years. In the southeastern United States, we have put new management in place and have increased the quality and number of our claims staff to ensure that claims are investigated and adjudicated promptly and to avoid delays in establishing reserves for the ultimate cost of personal injury claims.

Results of Operations

Years ended December 31, 2002 and 2001

        Gross Premiums Written.     Our gross premiums written in 2002 increased 99% to $2.1 billion, compared with $1.1 billion in 2001. Gross premiums written for our U.S. operations in 2002 increased 130% to $1.6 billion, compared with $709.2 million in 2001. For 2002, U.S. operations represented 77% of gross premiums written compared with 67% last year. Gross premiums written from Canadian operations in 2002 increased 38% to $490.8 million compared with $356.0 million in 2001.

        Gross premiums written from non-standard automobile increased by 52% to $828.1 million over last year. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. We continue to experience both volume growth and rate increases in most of our non-standard automobile markets. In Canada, we implemented rate increases in early 2002 and again in the third quarter of 2002 to improve the profitability of our Ontario Automobile business. During the third quarter we obtained approval for a rate increase as well as permission to eliminate certain classes of risk in Ontario. The impact of these initiatives was to increase rates by an average of 22.3% and for many of our policyholders in the metropolitan Toronto area by over 40%. We currently do not offer policy terms of longer than six months duration for non-standard automobile in Ontario. Our Canadian operations experienced a 41% increase in non-standard automobile premiums and our U.S. operations experienced a 55% increase from existing markets compared to 2001.

        In 2002, gross premiums written from trucking and commercial automobile increased 175% to $844.4 million compared to $307.2 million in 2001. As a result of the market conditions, we are experiencing growth through additional new business as well as through the ability to charge higher premiums for the business. Trucking and commercial automobile represented 40% of gross premiums written in 2002 compared with 29% last year.

        The programs that we started to implement with managing general agents, or MGAs, in the United States during the last half of 2001 for non-standard automobile, trucking and commercial automobile have been expanded in 2002. In 2002 these programs generated $961.4 million or 45% of our gross premiums written compared with $206.0 million or 19% last year. We have been able to grow this aspect of our business due to limited competition, and as a result, we have been able to implement more favorable pricing than the companies we have replaced. In each of these arrangements, the MGAs’ compensation is dependent on the underwriting profit they generate.

        American Country Holdings Inc., or ACHI, was acquired on April 5, 2002 and its results have been consolidated with our U.S. operations since March 31, 2002. ACHI has contributed $36.0 million of gross premiums written or 3% of the increase in our gross premiums written during 2002.

        Net Premiums Written.     Net premiums written in 2002 increased 98% to $2.0 billion compared with $1.0 billion for 2001. Net premiums written from our U.S. operations in 2002 increased 128% to $1.5 billion compared with $679.1 million for 2001. Net premiums written from our Canadian operations increased 38% to $463.0 million from $335.9 million for 2001. The increase in net premiums written is attributable to the aforementioned increases in gross premiums written. In 2002 reinsurance premiums ceded represented 5.4% of gross premiums written compared to 4.7% in 2001 as a result of the increased cost of reinsurance coverages.

        Net Premiums Earned.     Net premiums earned for 2002 increased 99% to $1.7 billion, compared with $872.8 million for 2001. For U.S. operations, net premiums earned for 2002 increased 140% to $1,322.5 million compared with $550.9 million in 2001. Net premiums earned from our Canadian operations for 2002 increased by 29% to $415.2 million compared with $321.9 million for 2001. Earned premiums have grown due to the increase in written premiums during the past year.

        Investment Income.     Investment income for 2002 increased to $64.9 million compared with $52.6 million for 2001. The growth in our premiums written generated positive cash flow from operations which increased the investment portfolio by $600.4 million during 2002, which was offset by the impact of lower interest rates.

        Net Realized Gains.     Net realized gains amounted to $16.3 million in 2002 compared with $12.1 million in 2001. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $6.6 million in 2002 compared to $1.2 million in 2001.

        Claims Incurred.     Our claims ratio for 2002 was 71.4%, compared to 70.6% for 2001. The claims ratio for the U.S. operations for 2002 was 69.2% compared with 68.9% for 2001. The slight deterioration in the U.S. operations claims ratio is a reflection of adverse claims development amounting to $35.2 million. The claims ratio for our Canadian operations in 2002 was 78.3% compared to 73.5% for 2001. The claims ratio for our Canadian operations was adversely influenced by results from Ontario Automobile, which experienced $63.9 million of adverse prior year claims development. The claims ratio for the Canadian operation for 2002 was 64.6% excluding Ontario Automobile. For 2002, net premiums earned from Ontario Automobile amounted to $137.0 million, which produced claims incurred of $145.3 million.

        Underwriting Expenses.     Our expense ratio for 2002 was 28.4%, compared to 28.5% for 2001. The expense ratio for Canada for 2002 was 30.1%, compared to 29.6% for 2001, and the expense ratio for the U.S. for 2002 was 28.0%, compared to 27.9% for 2001. In order to be more consistent with industry practice and the treatment of expenses on our MGA business, effective October 1, 2002 we initiated the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our MGA business. The impact of this change in estimate was to defer an additional $6.6 million of underwriting expenses, which reduced the expense ratio by 0.3% for the year.

        Combined Ratio.     The combined ratio of 99.8% for 2002 produced an underwriting profit of $2.6 million, compared with $7.6 million profit reported in 2001. For 2002, the U.S. operations combined ratio was 97.2% (96.8% last year) and for the Canadian operations the combined ratio was 108.4% (103.1% last year). The results of our Canadian operations were adversely affected by results from automobile and motorcycle business in Ontario (Ontario Automobile) due to increases in accident benefit loss costs. In 2002, the U.S. operations produced an underwriting profit of $37.5 million compared to an underwriting profit of $17.5 million in 2001. The Canadian operations produced an underwriting loss of $34.9 million compared to a underwriting loss of $9.8 million for 2001. For 2002, Ontario Automobile generated $137.0 million, or 8%, of net premiums earned at a combined ratio of $131.4%, and produced an underwriting loss of $43.1 million. The combined ratio for 2002 and 2001 was influenced by adverse development on prior year claims. In 2002, adverse development of prior year claims amounted to $101.1 million, which increased the combined ratio by 5.8% for the year. Adverse development for prior year claims during the year ended December 31, 2001 amounted to $33.9 million, which increased the combined ratio by 3.9% in 2001.

        Interest Expense.     Interest expense in 2002 was $12.3 million, compared to $11.4 million for 2001. The increase was primarily the result of an increase in our bank debt during the year.

        Net Income and Earnings Per Share.     Our net income for 2002 increased by 77% to $79.5 million, compared to $44.9 million in 2001. As a result of a higher proportion of income before tax being generated in lower tax jurisdictions, and net losses incurred in higher tax jurisdictions, in 2002, we reported a consolidated income tax credit of $8.8 million compared to an income tax expense of $10.1 million in 2001. Prior to January 1, 2002, we amortized goodwill arising from acquisitions over the applicable useful life of the asset acquired, which in 2001 resulted in expense of $5.8 million after tax. Diluted earnings per share for 2002 were $1.61, compared to $1.19 on 31% more shares outstanding in 2002.

        Book Value Per Share and Return on Equity.     Book value per share was $12.56 at December 31, 2002 compared to $11.03 at December 31, 2001. Our return on equity was 13.8% in 2002 compared to 13.3% for 2001. Our investment portfolio increased to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002, compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001.

Years Ended December 31, 2001 and 2000

        Gross Premiums Written.     Our gross premiums written in 2001 increased by 66%, to $1,065.3 million in 2001, compared to $643.0 million in 2000, due primarily to premium growth in our non-standard automobile insurance business. The increase in gross premiums written was primarily achieved by taking advantage of opportunities to increase prices and the volume of business. Unearned premiums increased by 58% to $424.1 million at the end of 2001 from $268.2 million at the beginning of the year.

        Gross premiums written from our Canadian operations increased by 23% to $356.0 million compared with $289.4 million in 2000. Our non-standard automobile business in Canada increased 24% to $119.8 million for 2001, compared to $96.9 million for 2000. We experienced growth in all of our major provinces of Ontario, Alberta and Quebec in our non-standard automobile business. Our trucking business also experienced strong growth in Canada of 56% to $56.1 million as a number of insurers have exited the marketplace over the last year allowing us to acquire additional books of business and to underwrite these risks at significantly higher rates.

        Gross premiums written by our U.S. operations in 2001 increased by 101% to $709.2 million, compared to $353.6 million in 2000. We entered into a number of MGA relationships during 2001 to expand our non-standard automobile, trucking and commercial automobile insurance. Our MGA programs accounted for 49% or $206.0 million of our growth in gross premiums written in 2001. During the year we saw strong growth in California and Texas due to the exit of several competitors from these markets. We entered the California market during the second quarter of 2001 and wrote $44.7 million in 2001, representing 13% of the growth for our U.S. operations.

        Gross premiums written from non-standard automobile insurance in 2001 increased by 51% to $546.3 million, compared to $361.3 million in 2000. Premiums in Canada increased by 24% over 2000, and by 61% in the United States. Non-standard automobile insurance represented 51% of our total business in 2001, compared to 56% in 2000.

        Gross premiums written from commercial automobile insurance, including trucking and taxis, in 2001 increased by 192% to $307.2 million, compared to $105.3 million in 2000. The increase resulted primarily from the rate increases that were implemented during the year and new business relationships that we established in the United States. Premiums from property and liability lines, including warranty, in 2001 increased by 31% to $100.6 million, compared to

$76.6 million in 2000. Premiums from motorcycle insurance increased 15% to $42.1 million, compared to $36.5 million in 2000.

        Net Premiums Written.     Our net premiums written in 2001 increased by 68% to $1,015.0 million, compared to $604.7 million in 2000. In Canada, net premiums written in 2001 increased 24% to $335.9 million, compared to $272.0 million in 2000, and by 104% in the U.S. to $679.1 million from $332.7 million. This significant growth resulted from the increase in gross premiums written and the increased retention of business. In 2001, premiums ceded to reinsurers represented 5% of gross premiums written compared to 6% in 2000.

        Net Premiums Earned.    Our net premiums earned in 2001 increased 62% to $872.8 million, compared to $540.0 million in 2000. Net premiums earned from Canadian operations increased 28% to $321.9 million, compared to $251.9 million in 2000. The U.S. operations increased by 91% to $550.9 million, compared with $288.1 million in 2000.

        Investment Income.     Our investment income in 2001 increased by 18% to $52.6 million, compared to $44.6 million in 2000. The growth in our premiums written increased the cash available for investment which increased the investment portfolio in the year.

        Net Realized Gains.     We realized net gains on sales of investments of $12.1 million in 2001. The market value of our portfolio improved significantly in 2001 due to declining interest rates and increased values in our equity portfolio. At December 31, 2001, the fair value of the investment portfolio was approximately $11.6 million higher than the carrying value of the portfolio based on prevailing market prices. At December 31, 2000 the carrying value was $0.4 million higher than the fair value.

        Claims Incurred and Unpaid Claims.     Our claims ratio for 2001 was 70.6%, compared to 68.9% for 2000. The claims ratio for the Canadian operations deteriorated to 73.5%, compared to 70.1% in 2000 and for the twelfth consecutive year outperformed the Canadian industry ratio which was 79.1% for 2001, according to the Insurance Bureau of Canada, or IBC. The increase in the claims ratio of our Canadian operations was caused by the deterioration of the results of our Ontario automobile business. We experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort system under the then current Ontario automobile legislation. As a result, we increased our estimate for unpaid claims during 2001, which increased our claims ratio by 10.3%. The claims ratio for the U.S. operations increased slightly to 68.9% in 2001, compared to 67.8% in 2000 and remains below the U.S. industry of 90.1% in 2001, according to A.M. Best. The increase in the claims ratio for our U.S. operations reflected adverse development of non-standard automobile that added 0.1% to the claims ratio.

        Underwriting Expenses.     The expense ratio for 2001 decreased to 28.5%, compared to 32.1% in 2000. The decrease is mainly attributable to general and administrative expenses, which were 9.4% of premiums earned, compared with 12.4% in 2000. The general and administrative expenses were lower as a percentage of net premiums earned due to increased levels of earned premiums in both Canada and the United States.

        Commissions and premium taxes in 2001 were 19.1% of earned premiums, compared to 19.7% in 2000. For our Canadian operations, commissions and premium taxes represented 18.9% of earned premiums in 2001, compared to 21.3% in 2000 and in the United States were 19.3% of earned premiums in 2001, compared to 18.3% in 2000.

        General and administrative expenses for our Canadian operations were 10.7% of net premiums earned, compared to 10.4% in 2000. For our U.S. operations, general and administrative expenses were 8.7% of net premiums earned, compared to 14.8% for 2000.

        Combined Ratio.     The combined ratio for 2001 improved to 99.1% compared to 101.0% in 2000. This produced an underwriting profit of $7.6 million for 2001 compared to an underwriting loss of $5.3 million in 2000. For 2001, the combined ratio of our U.S. operations improved to 96.8% compared to 100.9% in 2000 and for the Canadian operations was 103.1% compared to 101.8% in 2000. The results of the Canadian operations were adversely affected by prior years claims development of $33.3 million related primarily to our Ontario automobile business. This increased charge related to prior periods increased the combined ratio of Canadian operations by 10.3% and the consolidated combined ratio by 3.8% for the year ended December 31, 2001.

        Interest Expense.     Interest expense in 2001 was $11.4 million, compared to $11.4 million in 2000.

        Net Income Before Goodwill Amortization.     Our acquisitions in Canada and the United States have required that goodwill amortization of $5.9 million be charged against earnings in 2001 compared to $5.5 million in 2000. Net income before goodwill amortization in 2001 increased by 54% to $50.8 million, compared to $32.9 million in 2000. As of January 1, 2002 all existing goodwill and intangible assets with indefinite lives which are currently included in our Consolidated Balance Sheets will cease to be amortized to income over time, and will be subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. The Company currently has no intangible assets with indefinite lives.

        Net Income and Earnings Per Share.     Our net income in 2001 increased to $44.9 million, compared to $27.4 million in 2000. Diluted earnings per share improved to $1.19 on 37,856,100 weighted average number of shares, compared to $0.80 on weighted average number of shares 34,341,235 shares in 2000. Fully diluted earnings per share before goodwill increased to $1.34, compared to $0.96 in 2000.

        Book Value Per Share and Return on Equity.     Book value per share increased by 38% to $11.03 at the end of 2001, compared to $8.01 at the end of 2000. Our return on equity in 2001 improved to 13.3%, compared to 10.7% in 2000.

Financial Condition

      Liquidity and Capital Resources

        The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. We believe that we have the flexibility to obtain, from internal  sources, the funds needed to fulfill our cash requirements during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

        Our insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of earning those premiums and paying claims. This creates a liquid float of money that we hold on behalf of our policyholders. We earn investment income on this float until we pay the claim. As long as we continue to grow and remain profitable, the float grows and continues to be available for investment. Net cash provided from the growth in operations in 2001 was $207.3 million and in 2002, was $600.4 million.

        In February 1999, we entered into a US$100.0 million unsecured credit facility with Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, LaSalle Bank National Association and First Union National Bank. This facility is for a fixed term of five years, at a fixed rate of LIBOR plus a spread which varies with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever is higher, for the term of the facility. The current interest rate, including the spread, on this facility is 7.41%. As of December 31, 2002, we were in compliance with all of the covenants of this credit facility and we had a principal balance of $133.3 million (US$85.0 million). This facility is subject to periodic principal reductions and may not be reborrowed.

        In May 2002, we entered into a $66.5 million revolving credit facility with Canadian Imperial Bank of Commerce, HSBC Bank Canada and LaSalle Bank National Association. The facility is a 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. As of December 31, 2002, the effective interest rate was approximately 3%. This debt ranks pari passu with our US$100 million unsecured credit facility. As of December 31, 2002, we were in compliance with all of the covenants of this credit facility and we had approximately $33.1 million outstanding and an additional $33.4 million available under this revolving facility. The Company is negotiating a renewal of this facility and anticipates that the renewal will be for an additional 364 day period.

        Our US$100 million unsecured credit facility and our $66.5 million revolving credit facility contain certain financial covenants including a requirement that we maintain a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio. Kingsway and its lenders recently amended these credit facilities to increase the capital surplus ratio limit from 2.75 to 1 to 3.25 to 1 and then subsequently to 3.5 to 1. The amended ratio is effective for the $66.5 million credit facility through the end of its current term (May 27, 2003). For the US$100 million facility, the amended ratio is effective through May 27, 2003 and will then be 3.25 to 1 through June 30, 2003, after which the ratio will be 3.00 to 1. We anticipate that we will need to seek to amend the facilities, purchase reinsurance, raise additional capital or make other changes in our business in order to remain in compliance with the capital surplus ratios after May 27, 2003. We believe that we will be able to remain in compliance with these ratios and other bank covenants, for the remainder of the terms of these facilities.

        On December 6, 2002, Kingsway Financial sold $78 million aggregate principal amount of 8.25% senior unsecured debentures due December 31, 2007. The net proceeds of the offering amounted to approximately $77.1 million, after the application of the underwriters’ discount and commission. The yield on the debentures to maturity is 8.298%. The debentures are unconditionally guaranteed by Kingsway America. We used a portion of the net proceeds of the senior unsecured debentures to provide approximately $50 million to Kingsway America to support the growth of our U.S. operations, approximately $16.4 million to pay a portion of the amount outstanding under our $66.5 million unsecured revolving credit facility and the balance for general corporate purposes.

        On December 4, 2002, Kingsway Connecticut, a subsidiary of Kingsway, sold $23.6 million (US$15 million) in 30-year floating rate trust preferred securities. Kingsway America has the right to call the securities at par after five years. Kingsway Connecticut used the proceeds from the offering to purchase a floating rate junior subordinated deferrable interest debenture from Kingsway America. This floating rate debenture bears interest initially at the rate of 5.42375% until March 4, 2003; thereafter, the rate will be 3 month LIBOR plus 4%, but until December 4, 2007, the interest rate will not exceed 12.5%. This debenture is unconditionally guaranteed by Kingsway Financial. The proceeds of the private offering were used to increase the capital of our U.S. insurance subsidiaries.

        Kingsway has entered into a placement agreement to have a subsidiary issue US$17.5 million of trust preferred securities. The transaction is scheduled to be completed on or about May 15, 2003. Kingsway is currently in discussions regarding the issuance of additional trust preferred securities through one or more private placements and expects to participate in such offerings from time to time, subject to its capital requirements and market conditions. We cannot, however, assure you as to whether or when any such offerings will be completed.

        Kingsway Financial is substantially dependent on raising additional equity or debt capital, dividends, loans, and advances from its subsidiaries to meet its commitments and obligations. The payment of dividends to Kingsway Financial by its insurance and reinsurance subsidiaries is subject to limitations imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, principally the laws of the various states in the U.S. where our subsidiaries are located, Canadian federal and provincial laws, and the laws of Barbados and Bermuda. Based on the dividend restrictions imposed by applicable insurance laws, dividends available for payment from our subsidiaries during 2003, based on our December 31, 2002 financial statements, would have been $180.3 million. Also, both of our credit facilities described above contain financial covenants regarding Kingsway Financial’s minimum net worth and the maintenance of certain financial ratios. The indenture for our senior debt offering also contains similar covenants. These facilities allow Kingsway Financial’s subsidiaries to pay dividends only if after giving effect to such dividends, there would be no default or event of default under the facilities.

        Our senior debt is rated “BBB” (Investment Grade) by Standard & Poor’s, a primary rating agency for debt in North America, and by Dominion Bond Rating Services, a Toronto-based, full-service credit rating agency established in 1976.

      Shareholders’ Equity

        As a result of our profitability, our shareholders’ equity increased to $612.9 million at December 31, 2002 compared to $536.8 million at December 31, 2001. Book value per share outstanding was $12.56 per share at December 31, 2002, an increase of 14% compared to $11.03 per share at December 31, 2001. Our book value per share outstanding increased 17% in 1998, 2% in 1999, 13% in 2000, 38% in 2001 and 14% in 2002.

      Investments

        The fair value of our investment portfolio, including cash and premium finance receivables, amounted to $2.13 billion as of December 31, 2002 and $1.25 billion as of December 31, 2001. At December 31, 2002, our portfolio, other than cash and premium finance receivables, was comprised primarily of short-term securities including treasury bills, bankers’ acceptances, government bonds and corporate bonds (94.7% rated “A” or higher and 3.5% invested in non-investment grade securities). The fair value of equity investments represented 8.8% of our investment portfolio at December 31, 2002 and 9.4% at December 31, 2001.

        We recognized a charge of $6.6 million and $1.2 million for investment value impairment that was considered other than temporary for the years ended December 31, 2002 and December 31, 2001, respectively. We perform periodic analyses of our investment holdings to determine if declines in market value are other than temporary. These periodic analyses include some or all of the following procedures:

•	identifying all security holdings in an unrealized loss position that has existed for at least 6 months;

•	obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;

•	reviewing the trading range of certain securities over the preceding calendar period;

•	assessing if declines in market value are other than temporary for debt security holdings based on the investment grade credit rating from third party security rating agencies;

•	assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of their debt service record; and

•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.

        The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include but may not be limited to the following:

•	the opinion of professional investment managers could be incorrect;

•	the past trading patterns of individual securities may not reflect future valuation trends;

•	the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and

•	the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the company’s unknown underlying financial problems.

        The length of time securities may be held in an unrealized loss position may vary based on the opinion of our appointed investment managers and their respective analyses related to valuation and the various credit risks that may prevent us from recapturing our principal investment. In cases where our appointed investment manager determines there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures.

        In situations where facts emerge that might increase the risk associated with recapture of principal, securities would be traded and losses realized. Due to the current volatility of the equity markets, we believe there are a number of securities currently trading at values below their respective intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions driving the investment manager’s valuation of the holding. In cases where the economic realities divert from the underlying assumptions driving the investment manager’s valuation, securities would be traded and losses realized. In cases where the economic assumptions coincide with valuation assumptions, the holding would be maintained until the market value of the security recovers in the public markets.

        As of December 31, 2002 and December 31, 2001, the gross unrealized gains in our investment portfolio amounted to $43.8 million and $22.0 million, respectively. The gross unrealized loss amounted to $11.3 million and $10.4 million, as at December 31, 2002 and 2001, respectively. The unrealized loss attributable to non-investment grade fixed income securities at December 31, 2002 and December 31, 2001 was $0.8 million and $2.4 million, respectively. The unrealized losses at December 31, 2002 and December 31, 2001 were considered temporary declines in market value based on the review of individual holdings as indicated above.

        The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2002 and December 31, 2001. The tables segregate the holdings based on the period of time the securities have been continuously held in a material unrealized loss position.

	As of December 31, 2002

	0-6 months	6-12 months	over 12 months	Total

	(in Canadian dollars, except number of positions)
Common Stock
Number of Positions	119	1	0	120
Fair Value	$ 82,037,019	$ 2,351,388	--	$ 84,388,407
Carrying Value	91,163,160	2,676,220	--	93,839,380
Unrealized Loss	(9,126,141)	(324,832)	--	(9,450,973)
Preferred Stock
Number of Positions	1	0	0	1
Fair Value	$ 887,184	--	--	$ 887,184
Carrying Values	909,000	--	--	909,000
Unrealized Loss	(21,816)	--	--	(21,816)
Fixed Income
Number of Positions	30	0	1	31
Fair Value	$ 435,124,083	--	$ 345,000	$ 435,469,083
Carrying Values	436,579,087	--	730,996	437,310,083
Unrealized Loss	(1,455,004)	--	(385,996)	(1,841,000)
Total
Number of Positions	150	1	1	152
Fair Value	$ 518,048,285	$ 2,351,388	$ 345,000	$ 520,744,674
Carrying Values	528,651,247	2,676,220	730,996	532,058,463
Unrealized Loss	(10,602,961)	(324,832)	(385,996)	(11,313,789)

	As of December 31, 2001

	0-6 months	6-12 months	over 12 months	Total

	(in Canadian dollars, except number of positions)
Common Stock
Number of Positions	32	3	1	36
Fair Value	$ 31,183,432	$ 4,499,241	$ 319,899	$ 36,002,571
Carrying Value	34,037,094	5,764,746	497,226	40,299,066
Unrealized Loss	(2,853,662)	(1,265,505)	(177,327)	(4,296,495)
Preferred Stock
Number of Positions	1	0	1	2
Fair Value	$ 302,898	$ --	$ 274,803	$ 577,701
Carrying Value	410,390	--	442,290	852,680
Unrealized Loss	(107,492)	--	(167,487)	(274,979)
Fixed Income
Number of Positions	68	2	3	73
Fair Value	$ 343,755,665	$ 648,700	$ 805,145	$ 345,209,510

	As of December 31, 2001

	0-6 months	6-12 months	over 12 months	Total

	(in Canadian dollars, except number of positions)
Carrying Value	347,760,018	1,133,738	2,189,375	351,083,131
Unrealized Loss	(4,004,353)	(485,038)	(1,384,230)	(5,873,621)
Total
Number of Positions	101	5	5	111
Fair Value	$ 375,241,994	$ 5,147,941	$ 1,399,847	$ 381,789,782
Carrying Value	382,207,502	6,898,484	3,128,891	392,234,877
Unrealized Loss	(6,965,507)	(1,750,543)	(1,729,044)	(10,445,094)

        Both at December 31, 2002 and December 31, 2001, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no investment impairment provision was considered necessary. Common stock positions in an unrealized loss position for more than six months were not considered impaired based on the underlying fundamentals of the respective holdings. In making our investment impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators (such as the price of oil when evaluating an oil and gas sector holding) and reviewed stock market trends.

        With the exception of U.S. and Canadian government bonds, we limit our investment concentration at each of our subsidiary companies in any one issuer or related groups of issuers to less than 5% of the subsidiary company’s investment portfolio. At December 31, 2002 approximately 95% (December 31, 2001 – 94%) of our fixed income portfolio was rated A/A2 or better by Standard & Poors’ or Moody’s Investors Service.

        The following table segregates the unrealized losses at December 31, 2002 and December 31, 2001 by security type or industry sector:

	December 31, 2002	December 31, 2001

Mortgage backed	$ 0	$ (919,613)
Government	(83,913)	(1,553,468)
Provincial, State, Municipal	--	(36,997)
Financial Services	(1,609,392)	(1,088,599)
Energy	(414,383)	(839,031)
Telecommunications	(493,087)	(1,735,398)
Information Technology	(646,184)	(618,843)
Consumer Products	(1,371,575)	(828,132)
Metals & Mining	(224,915)	(393,897)
Industrials	(2,971,869)	(1,360,498)
Utilities	(8,680)	--
Media	(1,227,437)	(331,376)

	December 31, 2002	December 31, 2001

Medical	(5,486)	--
Pharmaceuticals	(700,731)	(739,243)
Retail	(1,322,744)	--
Real Estate	(233,392)	--

Total	$(11,313,789)	$(10,445,094)

        We may hold other non-traded securities from time to time subject to the review and approval of our Investment Committee. The carrying value and fair value of non-traded securities as at December 31, 2002 and December 31, 2001 was $7.9 million and $22.7 million, respectively. The fair value of non-traded securities are estimated based on a multiple of earnings per share that is consistent with earnings multiples of other public entities in the same industry. The fair value of non-traded securities is reviewed at least annually to determine if any decline should be considered other than temporary.

We historically complied with SFAS 115 related to Accounting for Certain Investments in Debt and Equity Securities and recognized losses on securities whose decline in market value was deemed to be other than temporary. Subsequent to the issuance of SAB 59 in 2001 however, we reviewed our policy for determining declines considered other than temporary against the guidance provided by the SEC and identified certain securities for which a write-down may have been appropriate, based on the more specific requirements. We disposed of those securities that fell into this category and recognized the loss. None of the capital losses realized in 2002 and 2001 were considered material as we limit the exposure to any one security through our investment policy.

        Interest Rate and Equity Market Fluctuations

        Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed-income securities will generally decrease and our realized gains on fixed-income securities will likely be reduced.

        Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the equity securities we own.

        We currently maintain and intend to maintain an investment portfolio comprising primarily fixed income securities.

Risks Relating to Our Business

Our provision for unpaid claims may be inadequate, which would result in a reduction in our net income.

        Our provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims and as such, the process is inherently complex and imprecise. Actual losses from claims may deviate, perhaps substantially, from the provisions for unpaid claims reflected in our financial statements. As of December 31, 2002, our provisions for unpaid claims were $1,200.6 million, which we believe are adequate.

        We base our provisions for unpaid claims on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Furthermore, factors such as inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our actual claims experience. As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience are usually required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims.

        The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year end. Favorable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently deteremined. During 2002, we experienced reserve deficiencies of $101.1 million on prior periods. Of this deficiency, 84% was primarily related to Ontario automobile and non-standard automobile in the southeastern United States. Although we have made adjustments in our reserving practices to reflect this abnormal claims experience, we cannot assure you that these unfavorable trends will not require additional reserves in the future.

        To the extent our actual claims experience is less favorable than our current claims estimates reflected in our provisions for unpaid claims, we will be required to increase our provisions for unpaid claims which will reduce our profitability in future periods. Moreover, insufficiencies in our provisions for unpaid claims could have a material adverse effect on our results of operations and financial condition.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

        We have grown rapidly over the last several years. As a result our gross premiums increased 26% in 2000, 66% in 2001 and 99% in 2002 compared to the prior period. This growth may place a strain on our management systems and operational and financial resources. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new MGA relationships, acquired businesses and other new business involves numerous risks that could adversely affect our growth and profitability, and are contingent on various factors, including:

•	expanding our financial, operational and management information systems;

•	managing our relationships with independent agents, MGAs and brokers, including maintaining adequate controls;

•	expanding our executive management and the infrastructure required to effectively control our growth;

•	maintaining ratings for certain of our insurance subsidiaries;

•	increasing the statutory capital of our insurance subsidiaries to support additional underwriting;

•	accurately setting provisions for claims for new business where we lack historical underwriting experience;

•	obtaining regulatory approval for appropriate premium rates; and

•	obtaining the required regulatory approvals to offer additional insurance products or expand into additional states and provinces.

        We cannot assure you that we will be able to manage our growth effectively or that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

We rely on independent agents, MGAs and brokers and are exposed to related risks.

        We market and distribute our automobile insurance products through a network of over 3,500 independent agents and approximately 20 MGAs in the United States and over 3,000 independent brokers across Canada. In 2002, approximately 58% of our gross written premiums in the United States were sourced through MGAs and approximately 42% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, MGAs and brokers and we rely heavily on their ability to attract new business. These independent agencies and MGAs typically represent more than one insurance company, which may expose us to competition within the agency, and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

        Our independent agents, MGAs and brokers generally have the ability to bind insurance policies and a few MGAs may settle claims on our behalf, and we have only limited ability to exercise control over them. In the event that an independent agent, MGA or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, MGAs or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

        In accordance with industry practice, our customers often pay the premiums for their policies to agents, MGAs or brokers for payment over to us. These premiums are considered paid when received by the agent, MGA or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, MGA or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, MGAs and brokers in connection with the settlement of insurance balances.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.

        The automobile insurance and other property and casualty markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

        In our non-standard automobile business, we compete with both large national underwriters and smaller regional companies. Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and reduced costs to acquire policies. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the demand for our products to decrease, which would adversely affect our profitability. In addition, in certain provinces or states, government-operated risk plans may provide non-standard automobile insurance products at a lower price than those we provide.

        Additionally, our markets may attract competition from time to time from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry and in the automobile insurance market.

        The results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by many factors, including:

•	rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;

•	volatile and unpredictable developments, including weather-related and other natural catastrophes;

•	changes in insurance and tax laws and regulation, as well as new legislative initiatives; and

•

general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

        In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

•	regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;

•	developing trends in tort and class action litigation which may encourage frivolous litigation or expose automobile insurers to allegations of bad faith;

•

changes in consumer protection laws which could limit the use of used or like kind and quality   • after-market parts or to compel compensation for alleged diminution in value notwithstanding repair of vehicle; and

•	changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

        The financial performance of the property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets characterized generally by increased competition resulting in lower premium rates followed by “hard” markets characterized generally by lessening competition and increasing premiums rates. Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

If we fail to comply with the covenants in our credit agreements or fail to maintain specified financial ratios, the lenders under our credit facilities could declare us in default of our obligations.

        Our credit agreements contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specified financial ratios, including a requirement that we maintain on a consolidated basis a specified ratio of net premiums written to statutory capital and surplus, or capital surplus ratio. If we fail to comply with the covenants under our credit facilities or meet these financial ratios, the lenders under our credit facilities could declare a default and demand immediate repayment of all amounts owed to them. A default under our credit agreements may, if our lenders declare us in default and demand immediate repayment, force us to pay the full balance under our credit facilities, thereby adversely affecting our liquidity and forcing us to cease or substantially slow our growth.

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

        Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s premiums.

        Our insurance subsidiaries maintain individual ratings by A.M. Best, which represent independent opinions of an insurer’s financial strength and ability to meet policyholder obligations. Our Canadian subsidiaries, Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company, possess an “A-" (Excellent) rating from A.M. Best (fourth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an “A-" (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a “B++” (Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a “B+” (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a “B” (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed “secure” and are assigned to insurers which have, on balance, excellent balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B++ and B+ (Very Good) are deemed “secure” and are assigned to insurers which have, on balance, very good balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed “vulnerable” and are assigned to insurers which have, on balance, fair balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have an ability to meet their ongoing obligations to policyholders.

        On February 27, 2003, A.M. Best affirmed the individual financial strength ratings of our U.S. insurance subsidiaries and lowered the group financial strength rating of our Canadian subsidiaries from A (Excellent) to A- (Excellent). A.M. Best stated that the lowered rating of our Canadian group is the result of deterioration in the group’s capitalization due to strong premium growth and poor underwriting performance driven by adverse loss development on our Ontario automobile business. A.M. Best also stated that the rating will remain under pressure pending the ability of our Canadian subsidiaries to improve their capital position and meet their underwriting and operating objectives for 2003. In addition, the financial strength rating for Lincoln General Insurance Company, our largest U.S. subsidiary, remains under review with negative implications pending the completion of our current capital raising initiatives and effective management of Lincoln General’s premium growth in 2003. A.M. Best expressed concerns regarding our ability to secure significant amounts of new capital both to support our current book of business and to sustain our future growth plans as well as Lincoln General’s ability to maintain profitability and effectively manage its growth and administer the underwriting and claims functions associated with Lincoln General’s substantial amount of new business. We believe that A.M. Best will look favorably upon completion of our current capital raising efforts as long as we limit our growth to sustainable levels. However, we cannot assure you that A.M. Best will not downgrade our ratings or place them under review with negative implications, in the future, even if we complete our current capital raising efforts. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected.

        Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could significantly decline.

        For the year ended December 31, 2002, approximately 39% of our gross premiums written were attributable to non-standard automobile and 32% were attributable to trucking insurance. The size of both the non-standard automobile and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may specifically be affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

If we fail to comply with applicable insurance regulatory requirements, our business and financial condition could be adversely affected.

        As an insurance company, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

•	rate setting;

•	risk-based capital and solvency standards;

•	restrictions on types of investments;

•	the maintenance of adequate reserves for unearned premiums and unpaid claims;

•	the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;

•	the licensing of insurers and their agents; and

•	limitations on dividends and transactions with affiliates.

        In addition, these statutes typically require us periodically to file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to compliance with these requirements, and could be subject to regulatory sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

        Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws and regulation, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

If our insurance subsidiaries fail to comply with minimum capital requirements, they may be subject to regulatory action.

        In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer’s compliance with RBC requirements. The provinces in Canada in which we operate have similar solvency requirements. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

Our business could be adversely affected as a result of changing political, regulatory, economic or other influences.

        The insurance industry is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Legislatures in Canada, the United States, Barbados, Bermuda and local jurisdictions in which we operate have periodically considered programs to reform or amend their respective insurance and reinsurance systems. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. For example, in the United States, current and proposed federal measures that may affect our business include proposals regarding insurance coverage for terrorism, natural disaster protection and tort reform. In Canada, we experienced an extension of the reporting period during which a plaintiff may bring suit against us under the tort provisions of the current Ontario automobile legislation which negatively impacted our results.

        Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs, including initiatives to roll back automobile and other personal line rates. These changes, if adopted, may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. We cannot predict the future impact of changing law or regulation on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

Our business may be materially adversely affected if the tax laws of the United States or Canada change.

        We operate subsidiary reinsurance companies in Barbados and Bermuda for the sole purpose of reinsuring risks from our own subsidiaries. Proposed legislation was introduced in 2002 before the U.S. Congress which would disallow a deduction for U.S. income tax purposes for premiums paid to certain specified related reinsurers. If this or similar legislation or regulation were to be enacted, this could have the effect of increasing the taxes payable by certain of our subsidiaries. We cannot assure you that any such legislation or regulations or similar legislation or regulations will not be enacted.

        Due to our corporate structure and to differences in the tax laws of the United States and Canada, we deduct interest paid on certain of our debt in the United States as well as in Canada. Such deductions are based on our interpretation of applicable tax laws. There is no guarantee that the Internal Revenue Service or any other tax authority will not challenge our interpretation, and if such a challenge were made and were successful, the taxes payable by us or certain of our subsidiaries could be increased. In addition, amendments or changes in applicable income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, could deny a deduction for interest to taxpayers with a structure similar to ours.

We may not be able to realize our investment objectives, which could reduce our net income significantly.

        We depend on income from our investment portfolio for a substantial portion of our earnings. In 2001 and 2002, net investment income and net realized capital gains accounted for approximately 6.9% and 4.5%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2002, the fair value of our investment portfolio included $1.6 billion of fixed income securities. For 2001 and 2002, the change in net unrealized gains in our portfolio reflected an increase of $12.0 million and an increase of $21.0 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

        Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

        General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

        We derive most of our premiums from a relatively small number of jurisdictions, including Illinois, Florida, Ontario and California. Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.

        We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2002, we had $164.7 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry in 2001 and 2002, which included the impact of the terrorist attacks of September 11, 2001 in the United States, may adversely affect the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

        The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or obtain other reinsurance facilities in adequate amounts and at favorable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Kingsway Financial is a holding company and its operating subsidiaries are subject to dividend restrictions.

        Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2003, under these insurance regulatory restrictions, based on our December 31, 2002 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $180.3 million. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

        We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. There are no employment contracts in place for any of our executives.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholders.

        Regulatory provisions may delay, deter or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would generally require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

        Regulatory requirements could make a potential acquisition of our company more difficult and may prevent shareholders from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

        In addition, the Shareholder Rights Plan adopted by our board of directors may also have anti-takeover effects. Our Shareholder Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

Fluctuations in currency exchange rates could negatively affect our results.

        We publish our consolidated financial statements in Canadian dollars. The majority of our premiums are currently denominated in U.S. dollars, and we expect our U.S. business will continue to grow as a proportion of our business. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into our consolidated financial statements.

Forward Looking Statements

        This annual report may contain forward-looking statements that involve a number of risks and uncertainties including statements regarding the outlook for the Company’s business and results of operations. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved. There are a number of factors that could cause such actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management’s Discussion and Analysis of this report under Risk Factors.

        The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

        Our management, including our Chief Executive Officer and Chief Financial Officer, within 90 days prior to the filing date of this annual report (the “Evaluation Date”) have conducted an evaluation of the effectiveness of disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)) pursuant to Rule 13a-14 promulgated under the Securities Exchange Act of 1934. Based on that evaluation, as of the Evaluation Date, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective and designed to ensure that all material information required to be filed in this annual report has been made known to them in a timely fashion.

B.	Changes in Internal Controls

        There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date our Chief Executive Officer and Chief Financial Officer completed their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F; or transactions in said securities.

B.	Consent to Service of Process

        Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

        The following exhibits are filed as part of this report:

Exhibit Number	Title
1.	Consent of KPMG LLP
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
May 13, 2003	By: /s/ W. Shaun Jackson ________________________________
W. Shaun Jackson Executive Vice President and Chief Financial Officer

CERTIFICATIONS

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Kingsway Financial Services Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ William G. Star
_____________________________________
William G. Star
President and Chief Executive Officer

CERTIFICATIONS

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Kingsway Financial Services Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003

/s/ W. Shaun Jackson
_____________________________________
W. Shaun Jackson
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Page Number
1.	Consent of KPMG LLP	97
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	100
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	101