Form 40-F
period 2004-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2005-03-31
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]    Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
                                                                          or
[X]    Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004            Commission File Number: 1-15212

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

Kelly Marketti Kingsway America Inc. 150 Northwest Point Blvd. 6th Floor Elk Grove Village, Illinois 60007 (847) 871-6400

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

56,210,250 Common Shares outstanding as of December 31, 2004.

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

Yes  ___X___          No  ______

Exhibit Index appears on Page 131

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 31, 2005 for the year ended December 31, 2004.	3
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2004 and 2003, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	17

3.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	69

Document No. 1

KINGSWAY FINANCIAL SERVICES INC.

2004 ANNUAL INFORMATION FORM

March 31, 2005

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

KFSI’s material subsidiaries and their intercorporate relationship with KFSI as of the most recent financial year end are listed and described in Note 1(a) to the Consolidated Financial Statements of KFSI contained in KFSI’s 2004 Annual Report (the “Annual Report”) which is incorporated herein by reference. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

3.	GENERAL DEVELOPMENT OF THE BUSINESS

KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, Kingsway General Insurance Company (“KGIC”) has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. Since KFSI’s initial public offering in 1995, KFSI has made selective acquisitions in Canada and the United States, including its insurance subsidiaries, American Service Insurance Company, Inc., U.S. Security Insurance Company, Jevco Insurance Company (“Jevco”), Southern United Fire Insurance Company, Universal Casualty Company, Lincoln General Insurance Company (“LGIC”), York Fire & Casualty Insurance Company and American Country Insurance Company.

Significant events that have influenced the general development of the business over the last three years include:

(a)

the acquisition of American Country Holdings Inc. (“ACHI”) and its subsidiaries in April, 2002 for an acquisition price of approximately US$21.7 million. ACHI is a Chicago based insurer which specializes in taxicab insurance. The transaction was completed as a result of the tendering of 95.2% of the issued common shares of ACHI pursuant to an arm’s length tender offer to ACHI’s shareholders;

(b)	the completion of a syndicated, unsecured credit facility of up to $66.5 million in May, 2002;

(c)	the completion in December 2002 of an inaugural public debt offering of $78 million of 8.25% unsecured debentures due December, 2007;

(d)	the completion in December, 2002 of a private placement of US$15 million in 30 year floating rate trust preferred securities;

(e)	the completion in May 2003 of a private placement of US$17.5 million in 30-year floating rate trust preferred securities;

(f)	the completion in May 2003 of a private placement of US$15 million in 30-year floating rate trust preferred securities;

(g)	the completion in July 2003 of a public offering only in Canada of 6,710,000 common shares at a price of $16.70 per share resulting in total gross proceeds of $112,100,000;

(h)	the completion in September 2003 of a private placement of US$10 million in 30 year floating rate trust preferred securities;

(i)	the completion in October 2003 of a private placement of US$20 million in 30 year floating rate trust preferred securities;

(j)	the completion in December 2003 of a private placement of US$13 million in 30 year floating rate trust preferred securities;

(k)

the completion in January 2004 of a private placement of US$100 million in 10 year 7.5% senior notes and the completion in March 2004 of the sale of an additional US$25 million of the 10-year 7.5% senior notes;

(l)

the replacement of the $66.5 million syndicated unsecured facility and the KFSI 1999 term credit facility with a Cdn$150 million syndicated unsecured revolving credit facility in March 2004 and the renewal of that credit facility in December 2004; and

(m)	the completion of two quota share reinsurance agreements effective April 2004 permitting LGIC and KGIC to cede a variable amount of premiums to reinsurers rated A+ or better by AM Best.

4.	NARRATIVE DESCRIPTION OF THE BUSINESS

In 2004, non-standard automobile business accounted for 35% of KFSI’s $2,610.1 million of gross premiums written (“GPW”) (the total premiums on insurance underwritten before deduction of reinsurance premiums ceded). Non-standard automobile insurance is the insuring of automobile risks for drivers with worse than average driving records primarily as a result of accidents or traffic violations. The commercial trucking line comprised 29% of KFSI’s GPW in 2004.

KFSI’s premium distribution by line and geographic areas is set out in Note 10 to the Consolidated Financial Statements contained in the Annual Report which is incorporated herein by reference.

In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $123.1 million in 2004 as compared to $133.4 million in 2003.

KFSI strives to remain a disciplined underwriter and to focus on profitability rather than market share. The selected Supplemental Financial Information set out on page 75 of the Annual Report, which is incorporated herein by reference, provides details of the gross premiums written, underwriting profits, and key ratios from KFSI’s insurance operations compared to industry results for the eight year period ending December 31, 2004 and are incorporated herein by reference.

Employees

As at December 31, 2004, KFSI employed an aggregate of approximately 2,200 personnel, none of whom are unionized.

Liquidity

Capital required for KFSI’s business has been obtained from KFSI’s public offerings of common shares, its syndicated term and operating lending facilities, the issuance of debt and trust preferred securities and has been internally generated from underwriting and investment profits. KFSI’s operations create liquidity by collecting and investing premiums, as more fully discussed on pages 41 to 44 of the Annual Report, which are incorporated by reference herein.

Investment Portfolio

The total size of the investment portfolio increased from $2,512.1 million at the end of 2003 to $2,999.8 million at December 31, 2004. Returns on a pre-tax basis were 4.2% for the year compared with 5.6% for 2003. The investment portfolio as at December 31, 2004 and December 31, 2003 is comprised of assets from a number of different classes as reflected in Note 2 to the 2004 Consolidated Financial Statements set out on pages 63 and 64 of the Annual Report, which are incorporated herein by reference.

Competitive Position

The insurance industry is price competitive in all markets in which KFSI insurance subsidiaries operate. KFSI’s subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. KFSI strives to maintain underwriting profitability through careful underwriting, pricing, risk selection, stringent claims management, and non-renewal of unprofitable policies.

KFSI believes that it is better to write less business with higher profits than to compete with other insurers at low premiums to increase volume at the expense of higher combined ratios. In 2004, Kingsway’s combined ratio from Canadian and U.S. Operations was 97.9% and 97.7%, respectively, compared with the industry averages of 92.0% and 97.6%, respectively. In 2004, Canadian operations were particularly impacted as a result of adverse claims development for prior years.

5.	RISK FACTORS

The risks faced by KFSI are described on pages 46 to 54 of the Annual Report and those pages are incorporated herein by reference.

6.	DIVIDEND POLICY

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

During the five years ending December 31, 2004, KFSI has not paid any dividends. KFSI has declared its first quarterly dividend of $0.05 per share payable on March 31, 2005. Any decision to pay dividends on KFSI’s common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

7.	DESCRIPTION OF CAPITAL STRUCTURE

(a)	Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which, as of March 16, 2005, 56,420,546 common shares were outstanding. All common shares have the same attributes, including the right to one vote per share.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. “Control” is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states.

Any future transactions that would constitute a change in control of our U.S. insurance company subsidiaries, including a change of control of KFSI, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance subsidiaries’ states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

In addition, Jevco is a federal property and casualty insurance company continued under the Insurance Companies Act (Canada) (“ICA”), and licensed to carry on property and casualty insurance business in all of the provinces and territories of Canada. The ICA is administered, and activities of Jevco are supervised, by the Office of the Superintendent of Financial Institutions (“OSFI”). Under the ICA, advance approval by OSFI is required prior to the acquisition of a significant interest in an insurance company licensed thereunder. A “significant interest” is generally a direct or indirect ownership interest representing 10% of the voting rights or 25% of the shareholders’ equity of an insurance company.

(b)	Debt Securities

KFSI has issued $78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at KFSI’s option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears.

Kingsway America Inc., a subsidiary of KFSI, has issued US$125 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by KFSI. The notes will be redeemable at Kingsway America Inc.‘s option on or after February 1, 2009.

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of KFSI issued US$90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. KFSI has the right to call each of these securities at par anytime after five years from their issuance until their maturity.

(c)	Ratings

The ratings received from rating organizations for securities of KFSI are described on page 43 of the Annual Report and those pages are incorporated herein by reference.

8.	MARKET FOR SECURITIES

(a)	Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the “TSE”) and the New York Stock Exchange (Symbol KFS).

The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSE for the periods indicated:

Month	High	Low	Volume
January 2004	15.00	13.37	7,334,793
February 2004	15.48	12.76	10,715,961
March 2004	15.20	14.60	3,977,490
April 2004	15.95	14.82	2,952,559
May 2004	16.12	14.75	3,390,456
June 2004	16.00	14.41	3,049,709
July 2004	15.95	14.82	1,816,307
August 2004	15.83	15.11	1,395,746
September 2004	16.90	15.50	3,442,102
October 2004	17.00	15.26	2,475,579
November 2004	18.88	15.90	5,168,566
December 2004	19.19	17.61	2,897,503

(b)	Prior Sales

In January 2004, KFSI sold US$100 million in 10 year 7.5% senior notes at a price of US$983.28 per US$1,000 principal amount of notes. In March 2004, KFSI sold an additional US$25 million of the 10-year 7.5% senior notes at a price of US$1,006.63 per US$1,000 principal amount of notes.

9.	DIRECTORS AND OFFICERS

The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of Common Shares and Options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 16, 2005. The same information relating to the directors of the Corporation is contained in the Election of Directors section of the Management Information Circular of KFSI dated March 16, 2005, which is incorporated herein by reference.

Name and Municipality of Residence and Present Principal Occupation	Position with the Corporation	Common Shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held

William G. Star	Chairman, President and	430,342	500,000
Mississauga, ON	Chief Executive Officer, KFSI

W. Shaun Jackson	Executive Vice-President	62,839	275,000
Oakville, ON	and Chief Financial Officer, KFSI

Frank Amodeo	Vice-President, KFSI	5,499	22,500
Toronto, ON

Claude Smith	Vice-President, and	2,159	23,500
Cambridge, ON	Chief Information Officer, KFSI

Dennis Fielding	Vice-President, KFSI	4,363	27,833
Pickering, ON

Shelly Gobin	Vice-President	36,219	40,167
Mississauga, ON	and Treasurer, KFSI

Frank Amodeo joined KFSI in July, 2001. Prior thereto, Mr. Amodeo was Vice-President and General Manager of Winterthur International (The Citadel General Assurance Company).

Claude Smith joined KFSI in October, 2000 as the Vice-President and Chief Financial Officer at Kingsway General Insurance Company. Prior thereto, Mr. Smith was President and Chief Operating Officer at Gore Mutual Insurance Company.

Except as noted above, for the past five years each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 724,622 (1.3% of the total outstanding) common shares of KFSI. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such officers of KFSI.

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

10.	LEGAL PROCEEDINGS

In connection with its operations, KFSI and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and KFSI does not believe that it will incur any significant additional loss or expense in connection with such actions.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Audit Committee reviewed all related party transactions between KFSI and its subsidiaries and the officers and directors of KFSI. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately US$89,341 paid by a cruise ship operator to a corporation owned by the spouse of the President and Chief Executive Officer of KFSI for an incentive cruise sponsored by KFSI for certain of its brokers.

12.	AUDIT COMMITTEE INFORMATION

(a)	Composition of the Audit Committee

The Audit Committee of KFSI is composed of the following three members: David H. Atkins, Thomas Di Giacomo and F. Michael Walsh. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE rules. In addition, the Board has determined that Mr. Atkins is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

David H. Atkins is a Senior Advisor to Lang Michener, a Toronto based law firm. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting. He also advises with regard to regulatory compliance. Mr. Atkins has lectured extensively with respect to governance and audit committee issues. Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the Board of the Swiss Reinsurance group in the United States, as well as serving on the boards of several other companies including Paret Corporation and Pethealth Inc.

Thomas Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the chairman of RDM Corporation and sits on the Board of several companies including Menu Foods Income Fund, Luxell Corporation and Afriore Corporation, all of which companies are listed on the Toronto Stock Exchange.

F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada. He is a Past chair of the Board of Governors of the University of Guelph and received the Queen’s Golden Jubilee Medal in 2003 for excellence in leadership and governance of a post-secondary institution as a volunteer.

(b)	Shareholders’ Auditors’ Service Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended December 31, 2004 and 2003 were as follows:

	2004 Fee Amount	2003 Fee Amount

Audit Fee	$2,064,000	$2,775,000

Audit-related Fees	$ 467,000	$ 586,000

Tax Fees	$ 57,000	$ 124,000

All Other Fees	$ 2,000	$ 58,000

Total:	$2,590,000	$3,543,000

13.	TRANSFER AGENT AND REGISTRAR

KFSI’s transfer agent and registrar is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

14.	INTERESTS OF EXPERTS

(a)	Names of Experts

KPMG LLP prepared an auditors’ report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2004. The Canadian Institute of Chartered Accountants gives authority to the report.

KPMG LLP prepared an actuary report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2004. The Canadian Institute of Actuaries gives authority to the report.

(b)	Interests of Experts

As of March 16, 2005, KPMG LLP and its partners did not hold any registered ownership interests, directly or indirectly, in the securities of KFSI or its associates or affiliates.

15.	ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2004, and additional information relating to the Corporation is on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI’s Proxy Circular dated as of March 16, 2005 in connection with its Annual Meeting of Shareholders to be held on May 5, 2005, which involves the election of directors.

Copies of the Annual Information Form, as well as copies of the 2004 Annual Report of KFSI for the year ended December 31, 2004 and Proxy Circular dated March 16, 2005 may be obtained from:

Kingsway Financial Services Inc., Secretary c/o Fogler Rubinoff LLP 95 Wellington Street West Suite 1200, Toronto-Dominion CentreToronto, Ontario M5J 2Z9

      Telephone: 416-841-8857
      Fax: 416-841-8852

APPENDIX I

KINGSWAY FINANCIAL SERVICES INC.
AUDIT COMMITTEE CHARTER

I.     Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company’s financial statements, (b) the Company’s compliance with legal and regulatory requirements, (c) the external auditor’s qualifications and independence, and (d) the performance of the Company’s internal audit function and the performance of the external auditors. The Audit Committee’s primary duties and responsibilities are to:

1.	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

2.	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance.

3.	Monitor the independence and performance of the company’s external auditors and the external appointed actuary.

4.	Provide an avenue of communication among the external auditors, external appointed actuary, management and the Board of Directors’.

5.	Review the annual audited financial statements with management and the external auditors.

II.       Organization

Audit Committee members shall meet the requirements of the Business Corporations Act (Ontario) and the Toronto Stock Exchange and the New York Stock Exchange. The Audit Committee shall be comprised of three or more directors’ as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate, being defined as able to read and understand basic financial statements, and the Chair of the Committee shall have accounting or related financial management expertise. The Audit Committee shall assist the Board in determining whether or not one or more members of the Audit Committee is an “audit committee financial expert” as defined in SEC Release 33-8177.

Audit Committee members shall be appointed by the Board annually at the meeting of the Board of Directors immediately following the annual meeting. The Audit Committee Chair shall be designated by the full board or if it does not do so, the members of the Committee may designate a Chair by majority vote of the Committee membership.

III.     Structure and Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session with each of management, the external auditors, the external appointed actuary, the internal auditor and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well any other employees or consultants to Kingsway and its subsidiaries. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

IV.     Responsibilities and Duties

The Audit Committee shall have the power and authority of the Board of Directors to perform the following duties and fulfil the following responsibilities.

Review Procedures

1.	Review and reassess the adequacy of this Mandate at least annually and submit the mandate to the Board of Directors for approval.

2.

Review the Company’s annual audited financial statements and discuss the Company’s quarterly financial statements and related documents prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments as well as the contents of “Management’s Discussion and Analysis”.

3.

Annually, in consultation with management, external auditors, and external appointed actuary, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the external auditors together with management’s responses.

4.	Review the effectiveness of the overall process for identifying the principal risks affecting financial reporting and provide the Committee’s view to the Board of Directors.

5.

Review the Company’s quarterly financial results and related documents prior to the release of earnings and/or the company’s quarterly financial statements prior to filing or distribution shall be reviewed by the full Board of Directors.

6.	Discuss the Company’s earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies.

External Auditors

7.

The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant.

8.	Approve the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services.

9.

On not less than an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors’ independence.

10.	Review the external auditors’ audit plan – discuss and approve audit scope, staffing, locations, reliance upon management and general audit approach.

11.	On an annual basis review with the external auditors:

i.	all critical accounting policies and practices to be used in connection with the auditor’s report.

ii.

all alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments; and the treatment preferred by the auditor; and

iii.

other material written communications between the auditor and the management of the Company, such as any management representation letter, schedule of unadjusted differences, reports on observations and recommendations on internal control, engagement letter and independence letter.

12.

Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

13.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

14.	Set clear hiring policies for employees or former employees of the external auditors.

15.

Consider the external appointed actuary’s judgment about the appropriateness of management’s selection of assumptions of methods to determine the unpaid claims liabilities included in the company’s year-end financial statements.

Internal Audit Department and Legal Compliance

16.	Discuss policies with respect to risk assessment and risk management.

17.

On an annual basis, obtain and review a report by the external auditor describing the Company’s internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review of the Company.

18.	Review significant internal audit reports together with management’s response and follow-up to these reports.

19.	Meet separately, periodically, with management, with internal auditors and with external auditors.

20.

Establish and review formal whistleblower procedures that address the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and the confidential anonymous submission by employees of any concerns regarding questionable accounting or auditing matters.

21.

On at least an annual basis, review with the Company’s counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

22.	Develop and recommend to the full Board a set of corporate governance principles, review such principles annually and recommend any modifications thereto.

23.	Consider corporate governance issues that may arise from time to time and make recommendations to the Board with respect thereto.

24.	Periodically review the Company’s director and officer liability insurance coverage.

25.	Confer, as appropriate, with the General Counsel on matters of corporate governance.

Other Audit Committee Responsibilities

26.	Annually assess the effectiveness of the committee against this Mandate and report the results of the assessment to the Board.

27.	Perform any other activities consistent with this Mandate, the Company’s by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

28.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

29.

Establish, review, and update periodically a Code of Conduct for the CEO and other Senior Financial Officers and Code of Ethical Conduct for others and ensure that management has established a system to enforce these Codes.

30.	Review financial and accounting personnel succession planning within the company.

31.	The Audit Committee will annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

February 2004

Document No. 2

Consolidated Financial Statements of

KINGSWAY FINANCIAL SERVICES INC.

Years ended December 31, 2004 and 2003

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

We, as Kingsway Financial’s Chief Executive Officer and Chief Financial Officer, will be certifying Kingsway Financial’s annual disclosure document filed with the SEC (Form 40-F) as required by the United States Sarbanes-Oxley Act. The same certification will be provided to the Canadian Securities Administrators.

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

Role of the Auditor

The external auditors, KPMG LLP, have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the independent actuary and their report on the claim liabilities of the Company. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

/s/ William G. Star	/s/ W. Shaun Jackson

William G. Star	W. Shaun Jackson
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 8, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations, retained earnings, currency translation adjustment and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Toronto, Canada
February 8, 2005

ACTUARY’S REPORT

KPMG LLP has reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheets at December 31, 2004 and 2003 and their changes in the consolidated statement of operations for each of the years in the three year period ended December 31, 2004 in accordance with Canadian accepted actuarial practice.

Under Canadian accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in determining the valuation of the unpaid claims liabilities in the consolidated financial statements.

In our opinion, management’s valuation of the unpaid claims liabilities is appropriate except as described in the preceding paragraph and the consolidated financial statements fairly present the results of the valuation.

KPMG LLP

Jacqueline Friedland, F.C.I.A.
February 8, 2005

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Balance Sheets

As at December 31
(In thousands of Canadian dollars)

	2004	2003

Assets
Cash	$ 104,698	$ 140,883
Investments (notes 2 and 12(c))	2,999,841	2,512,052
Accrued investment income	25,297	21,189
Accounts receivable and other assets	395,241	387,052
Due from reinsurers and other insurers (note 6)	312,996	176,295
Deferred policy acquisition costs	170,576	167,960
Income taxes recoverable	12,535	--
Future income taxes (note 7)	57,871	72,184
Capital assets (note 3)	70,336	66,981
Goodwill and intangible assets (note 1(e))	80,919	85,840

	$ 4,230,310	$ 3,630,436

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness (note 11(a))	$ 72,002	$ 153,895
Accounts payable and accrued liabilities	132,635	128,797
Income taxes payable	--	2,589
Funds withheld payable to reinsurer	94,586	--
Unearned premiums (note 6)	762,472	776,481
Unpaid claims (notes 6 and 8)	2,030,449	1,669,734
Senior unsecured debentures (note 11(b))	228,250	78,000
Subordinated indebtedness (note 11(c))	108,781	115,981

	3,429,175	2,925,477
Shareholders’ equity:
Share capital (note 4)	471,886	468,668
Contributed surplus (note 5)	2,285	678
Currency translation adjustment	(133,967)	(94,313)
Retained earnings (note 12(b))	460,931	329,926

	801,135	704,959
Contingent liabilities (note 12)

	$ 4,230,310	$ 3,630,436

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ David H. Atkins Director

/s/ F. Michael Walsh Director

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Operations

Years ended December 31
(In thousands of Canadian dollars, except per share amounts)

	2004	2003	2002

Gross premiums written	$2,610,070	$ 2,636,822	$ 2,124,691

Net premiums written	$2,265,956	$ 2,518,711	$ 2,009,963

Revenue:
Net premiums earned (note 6)	$2,314,103	$ 2,381,984	$ 1,737,754
Net investment income (note 2)	96,429	78,369	64,855
Net realized gains (note 2)	26,658	55,032	16,259

	2,437,190	2,515,385	1,818,868
Expenses:
Claims incurred (notes 6 and 8)	1,639,094	1,770,137	1,240,329
Commissions and premium taxes (note 6)	431,070	503,158	372,051
General and administrative expenses	192,641	142,611	122,762
Interest expense	27,494	20,983	12,274
Amortization of intangible assets	690	854	716

	2,290,989	2,437,743	1,748,132

Income before income taxes	146,201	77,642	70,736
Income taxes(recovery) (note 7):
Current	5,416	11,482	4,410
Future	9,780	(19,123)	(13,206)

	15,196	(7,641)	(8,796)

Net income	$ 131,005	$ 85,283	$ 79,532

Earnings per share (note 4):
Basic	$2.33	$1.63	$1.63
Diluted	$2.32	$1.62	$1.61

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of Canadian dollars)

	2004	2003	2002

Retained earnings, beginning of year	$329,926	$244,643	$165,111
Net income	131,005	85,283	79,532

Retained earnings, end of year	$460,931	$329,926	$244,643

Consolidated Statements of Currency Translation Adjustment

	2004	2003	2002

Currency translation adjustment,
beginning of year	$(94,313)	$ 11,090	$ 15,499
Net unrealized foreign exchange
translation losses	(39,654)	(105,403)	(4,409)

Currency translation adjustment,
end of year	$(133,967)	$(94,313)	$ 11,090

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of Canadian dollars)

	2004	2003	2002

Cash provided by (used in):
Operating activities:
Net income	$ 131,005	$ 85,283	$ 79,532
Items not affecting cash:
Amortization of intangibles	690	854	716
Amortization of capital assets and deferred
charges	9,687	9,208	9,358
Future income taxes	10,508	(25,526)	(11,157)
Net realized gains	(26,658)	(55,032)	(16,259)
Amortization of bond premiums and discounts	25,965	14,828	3,746

	151,197	29,615	65,936
Change in non-cash balances:
Deferred policy acquisition costs	(16,996)	(44,847)	(79,898)
Due from reinsurers and other insurers	(246,623)	(125,954)	1,863
Increase in funds withheld payable to reinsurer	102,415	--	--
Unearned premiums	40,895	135,505	303,012
Unpaid claims	493,688	749,024	370,193
Increase in contributed surplus	1,607	678	--
Net change in other non-cash balances	(21,020)	(126,097)	(60,722)

	505,163	617,924	600,384
Financing activities:
Increase of share capital, net	3,218	111,476	960
Increase (decrease) in bank indebtedness	(82,808)	16,077	26,952
Increase in senior unsecured debentures	163,284	--	78,000
Increase in subordinated indebtedness	--	101,886	23,636

	83,694	229,439	129,548
Investing activities:
Purchase of investments	(3,145,974)	(6,615,029)	(4,396,825)
Proceeds from sale of investments	2,559,877	5,700,353	3,857,050
Financed premiums receivable, net	(22,283)	110	7,768
Purchase of subsidiaries, net of
cash acquired (note 9)	--	--	(36,908)
Additions to capital assets	(16,662)	(36,835)	(12,296)

	(625,042)	(951,401)	(581,211)

Increase (decrease) in cash during the year	(36,185)	(104,038)	148,721
Cash, beginning of year	140,883	244,921	96,200

Cash, end of year	$ 104,698	$ 140,883	$ 244,921

Supplementary disclosure of cash information:
Cash paid for:
Interest	$ 24,407	$ 20,357	$ 12,186
Income taxes	19,516	8,727	3,034

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

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the trade date, and are calculated on the basis of average cost.

(e)	Goodwill and other intangible assets:

When the Company acquires a subsidiary or other business where we exert significant influence, we determine the fair value of the net tangible and intangible assets acquired and compare them to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2004 and 2003 goodwill was $77,258,000 and $81,284,000, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

1.	Summary of significant accounting policies (continued):

(e)	Goodwill and other intangible assets (continued):

When the Company acquires a subsidiary or other business where we exert significant influence, we may acquire intangible assets, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight-line basis over the defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2004 and 2003 intangible assets with a definite useful life, net of accumulated amortization, were $956,000 and $1,689,000, respectively.

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2004 and 2003 the Company had intangible assets with an indefinite life of $2,705,000 and $2,867,000, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 was $690,000, $854,000 and $716,000, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2004, 2003, and 2002.

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

Effective October 1, 2002, on a prospective basis, the Company began deferring other underwriting and marketing costs relating to the acquisition of premiums. The impact of this change was an increase to income before income taxes of $804,000 for the year ended December 31, 2004 (2003 – $11,348,000 and 2002 – $6,589,000).

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

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums are also reported before reduction for business ceded to reinsurers and the reinsurers’portion is classified with amounts due from reinsurers.

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

The Company has a stock-based compensation plan which is described in Note 5. Effective January 1, 2003, the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after that date. Under the new policy, the Company determines the fair value of the stock options on their grant date and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of stock options is credited to share capital.

(m)	Capital assets

Capital assets are reported in the financial statements at amortized cost. Amortization of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 10-40 years for building, 3-10 years leasehold improvements, 5-7 years for furniture and equipment and 3-5 years for computers and software development, and 3-11 years for automobiles.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments:

The carrying amounts and fair values of investments are summarized below:

			December 31, 2004

	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value

Term deposits	$ 317,853	$ 68	$ 295	$ 317,626
Bonds:
Canadian - Government	225,920	5,485	50	231,355
- Corporate	294,426	8,994	306	303,114
U.S. - Government	213,309	801	2,603	211,507
- Corporate	1,158,837	6,790	9,330	1,156,297
Other - Government	150,821	182	1,172	149,831
- Corporate	209,520	--	2,484	207,036

Sub-total	$2,570,686	$22,320	$16,240	$2,576,766
Common shares - Canadian	185,431	44,495	1,520	228,406
- U.S.	138,892	26,300	1,634	163,558
Financed premiums	104,832	--	--	104,832

	$2,999,841	$93,115	$19,394	$3,073,562

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2004 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 577,620	$ 576,159
Due after one year through five years	1,487,419	1,487,216
Due after five years through ten years	346,116	353,072
Due after ten years	159,531	160,319

	$2,570,686	$2,576,766

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.     Investments (continued):

			December 31, 2003

	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value

Term deposits	$ 285,715	$ 22	$ 237	$ 285,500
Bonds:
Canadian - Government	202,735	4,364	98	207,001
- Corporate	158,253	5,262	442	163,073
U.S. - Government	277,538	1,688	1,857	277,369
- Corporate	852,857	9,107	6,791	855,173
Other - Government	169,074	153	1,692	167,535
- Corporate	230,915	290	1,418	229,787

Sub-total	$2,177,087	$20,886	$12,535	$2,185,438

Preferred shares - Canadian	500	12	--	512
Common shares - Canadian	116,620	24,065	690	139,995
- U.S.	136,931	21,947	1,148	157,730
Financed premiums	80,914	--	--	80,914

	$2,512,052	$66,910	$14,373	$2,564,589

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2003 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 605,157	$ 605,487
Due after one year through five years	1,153,498	1,155,027
Due after five years through ten years	314,696	319,880
Due after ten years	103,736	105,044

	$2,177,087	$2,185,438

The amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or repay certain obligations with or without call or prepayment penalties.

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2004 and 2003. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

			December 31, 2004

	0-6 months	6-12 months	over 12 months	Total

Common Shares
Number of Positions	45	6	1	52
Fair Value	$ 34,869	$ 3,804	$ 228	$ 38,901
Carrying Value	37,475	4,350	230	42,055
Unrealized Loss	(2,606)	(546)	(2)	(3,154)
Preferred Shares
Number of Positions	--	--	--	--
Fair Value	$ --	$ --	$ --	$ --
Carrying Value	--	--	--	--
Unrealized Loss	--	--	--	--
Term Deposits and Bonds
Number of Positions	248	72	21	341
Fair Value	$ 796,405	$ 536,130	$ 204,709	$ 1,537,244
Carrying Value	801,447	542,664	209,373	1,553,484
Unrealized Loss	(5,042)	(6,534)	(4,664)	(16,240)

Total
Number of Positions	293	78	22	393
Fair Value	$ 831,274	$ 539,934	$ 204,937	$ 1,576,145
Carrying Value	838,922	547,014	209,603	1,595,539
Unrealized Loss	(7,648)	(7,080)	(4,666)	(19,394)

			December 31, 2003

	0-6 months	6-12 months	over 12 months	Total

Common Shares
Number of Positions	22	2	18	42
Fair Value	$ 26,708	$ 5,926	$ 7,318	$ 39,952
Carrying Value	28,070	5,992	7,728	41,790
Unrealized Loss	(1,362)	(66)	(410)	(1,838)
Preferred Shares
Number of Positions	--	--	--	--
Fair Value	$ --	$ --	$ --	$ --
Carrying Value	--	--	--	--
Unrealized Loss	--	--	--	--
Term Deposits and Bonds
Number of Positions	163	40	5	208
Fair Value	$ 849,612	$ 288,624	$ 907	$ 1,139,143
Carrying Value	855,812	294,538	1,328	1,151,678
Unrealized Loss	(6,200)	(5,914)	(421)	(12,535)

Total
Number of Positions	185	42	23	250
Fair Value	$ 876,320	$ 294,550	$ 8,225	$ 1,179,095
Carrying Value	883,882	300,530	9,056	1,193,468
Unrealized Loss	(7,562)	(5,980)	(831)	(14,373)

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

Fair values of term deposits, bonds and common and preferred shares are measured using approximate quoted market values based on the latest bid prices. Financed premiums represent the portion of our insureds monthly premium payments that are not yet due. Certain of our insureds have the option to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays an additional premium for this option, reflecting handling costs and the investment income that would have been earned on such premium, had the total amount been collected at the beginning of the policy period. The additional premium is essentially an interest payment on the balance of the unpaid premium and is recognized as investment income over the period of the policy. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds market value can be held until maturity when management expects to receive the principal amount. Principally, unrealized losses on debt securities have arisen due to increases in market interest rates rather than deteriorating creditworthiness of the issuers.

Impairment is evaluated taking into consideration a number of factors including the length of time the fair value has been below the carrying value, the extent to which the fair value is below carrying value, fair value of the investment after the balance sheet date, forecasts about the performance and near-term prospects of the issuer and our ability and intent to hold the investment for a period of time sufficient to allow for the anticipated recovery

All of the Company’s fixed term investments have fixed interest rates. The coupon rates for the Company’s fixed term investments range from 1.50% to 15.00% at December 31, 2004 and 1.66% to 13.00% at December 31, 2003. As the fair value, carrying amounts and face amounts are not materially different, the effective rates of interest based on fair values would not be materially different from the coupon rates.

The Company limits its investment concentration in any one investee or related group of investees to less than 5% of the Company’s investments.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

2.	Investments (continued):

Net investment income for the years ended December 31 is comprised as follows:

	2004	2003	2002

Investment income:
Interest on short-term investments	$ 8,242	$ 7,731	$ 4,431
Interest on bonds	69,331	53,632	50,317
Dividends	6,302	5,072	3,951
Premium finance	11,253	11,792	8,539
Other	7,563	4,012	565

Gross investment income	102,691	82,239	67,803
Investment expenses	6,262	3,870	2,948

Net investment income	$ 96,429	$78,369	$64,855

Net realized gains for the years ended December 31, 2004, 2003, and 2002 were $26,658,000, $55,032,000, and $16,259,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $1,679,000, $3,496,000 and $6,592,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

As at December 31, 2004, bonds and term deposits with an estimated fair value of $35,970,000 (2003 – $29,772,000) were on deposit with regulatory authorities.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

3.	Capital assets

	Cost	Accumulated Amortization	2004 Carrying Value

Land	$ 7,889	$ --	$ 7,889
Building	44,087	4,227	39,860
Leasehold Improvements	9,647	1,286	8,361
Furniture and equipment	11,506	6,287	5,219
Computers and software development	28,876	20,531	8,345
Automobiles	1,505	843	662

Total	$103,510	$33,174	$70,336

	Cost	Accumulated Amortization	2003 Carrying Value

Land	$ 5,607	$ --	$ 5,607
Building	41,393	3,049	38,344
Leasehold Improvements	6,120	852	5,268
Furniture and equipment	9,971	5,679	4,292
Computers and software development	29,019	16,184	12,835
Automobiles	1,435	800	635

Total	$93,545	$26,564	$66,981

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

4.	Share capital:

Authorized: Unlimited number of common shares

Share transactions consist of the following:

	Shares Issued	Stock Options	Weighted- Average Exercise Price	Amount

Balance as at December 31, 2001	48,657,206	1,453,561	$8.30	$356,232
Stock options:
Granted in year		425,500	$19.66
Exercised in year	137,006	(137,006)	7.00	960
Forfeited in year		(29,835)	11.39

Balance as at December 31, 2002	48,794,212	1,712,220	$11.17	$357,192
Issued July 3, 2003	6,100,000			99,137
Issued July 11, 2003	610,000			9,929
Stock options:
Granted in year		525,000	13.53
Exercised in year	325,582	(325,582)	7.40	2,410
Forfeited in year		(19,503)	11.88
Expired in year		(206,000)	14.75

Balance as at December 31, 2003	55,829,794	1,686,135	$12.19	$468,668
Stock options:
Granted in year		481,000	15.19
Exercised in year	380,456	(380,456)	8.46	3,218
Forfeited in year		(55,167)	15.69
Expired in year		(2)	11.50

Balance as at December 31, 2004	56,210,250	1,731,510	$13.73	$471,886

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

4.	Share capital (continued):

Share issue expenses of $2,991,000, net of applicable income taxes of $1,695,000 were deducted from the amount of share capital issued on July 3, 2003 and July 11, 2003.

(a)	During the year ended December 31, 2004, options to acquire 380,456 shares (2003 – 325,582; 2002 – 137,006 shares) were exercised at prices from $4.30 to $15.19 per share (2003 – $4.30 to $11.50 per share; 2002 – $4.30 to $14.50 per share).

(b)	The weighted average number of shares outstanding for the years ended December 31, 2004, 2003 and 2002 were 56,123,973, 52,306,647 and 48,742,622, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2004, 2003 and 2002 were 56,549,496, 52,770,878 and 49,427,348, respectively.

5.	Stock-based compensation:

(a)	The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2004, the maximum number of common shares that may be issued under the plan is 4,800,000 (2003 – 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three-year period and are exercisable for periods not exceeding 10 years.

The following tables summarize information about stock options outstanding as at December 31, 2004, December 31, 2003 and December 31, 2002:

December 31, 2004

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

$ 15.19	12-Feb-04	12-Feb-09	4.1	453,833	--

$ 13.53	10-Feb-03	10-Feb-13	8.1	485,169	182,836

$ 19.66	21-Feb-02	21-Feb-12	7.2	403,500	269,000

$ 7.80	22-Feb-01	22-Feb-11	6.2	202,339	202,339

$ 4.30	24-Feb-00	24-Feb-10	5.2	186,669	186,669

Total			6.3	1,731,510	840,844

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

5.	Stock-based compensation (continued):

December 31, 2003

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

$ 13.53	10-Feb-03	10-Feb-13	9.2	521,500	--

$ 19.66	21-Feb-02	21-Feb-12	8.2	416,500	138,833

$ 7.80	22-Feb-01	22-Feb-11	7.2	235,177	140,177

$ 4.30	24-Feb-00	24-Feb-10	6.2	337,256	337,256

$ 11.50	25-Feb-99	25-Feb-04	0.2	175,702	175,702

Total			7.1	1,686,135	791,968

December 31, 2002

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

$ 19.66	21-Feb-02	21-Feb-12	9.2	421,500	--

$ 7.80	22-Feb-01	22-Feb-11	8.2	293,340	84,667

$ 4.30	24-Feb-00	24-Feb-10	7.2	497,845	302,336

$ 11.50	25-Feb-99	25-Feb-04	1.2	293,535	293,535

$ 18.78	23-Apr-98	23-Apr-03	0.3	12,000	12,000

$ 14.50	19-Feb-98	19-Feb-03	0.2	194,000	194,000

Total			6.0	1,712,220	886,538

At December 31, 2004, 2003 and 2002 the number of options exercisable is 840,844, 791,968 and 886,538, respectively, with weighted average prices of $12.06, $9.21 and $10.58, respectively.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The per share weighted average fair value of options granted during 2004, 2003 and 2002 was $3.79, $6.11 and $8.39. The Company will not record any compensation expense for stock options granted prior to 2003. When these stock options are exercised, the Company will include the amount of proceeds in share capital. The impact on net income and earnings per share if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant on all outstanding stock options on their grant date is disclosed as follows:

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

5.	Stock-based compensation (continued):

	2004	2003	2002

Stock option expense included in
employee compensation expense	$ 1,607	$ 678	$ --

Net income, as reported	$131,005	$85,283	$79,532
Additional expense that would have been
recorded if all outstanding stock options
granted before January 1, 2003
had been expensed	1,890	1,656	1,890

Pro forma net income	$129,115	$83,627	$77,642
Earnings per share
Basic earnings per share
As reported	$2.33	$1.63	$1.63
Pro forma	2.30	1.60	1.59
Diluted earnings per share
As reported	$2.32	$1.62	$1.61
Pro forma	2.28	1.58	1.57

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	3.49%	5.07%	5.31%
Dividend yield	0.0%	0.0%	0.0%
Volatility of the expected market price of the
Company’s Common shares	30.3%	43.5%	39.3%
Expected option life (in years)	4.7	5.5	5.4

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

5.	Stock-based compensation (continued):

(b)	The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2004, 2003 and 2002 totalled $507,000, $392,000 and $367,000, respectively.

6.	Underwriting policy and reinsurance ceded:

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

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the company’s net exposure to the following maximum amounts:

	Years ended December 31
	2004	2003	2002

Property claims
- Canadian operations	$500	$500	$500
- U.S. operations	U.S.$500	U.S.$500	U.S.$500
Canadian - private passenger automobile liability claims	$2,500	$2,500	$1,000
Other liability claims	U.S.$1,000	U.S.$1,000	U.S.$1,000

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

6.	Underwriting policy and reinsurance ceded (continued):

In addition, the company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss as follows:

	Years ended December 31
	2004	2003	2002

Canada
- Retained loss	$5,000	$5,000	$1,500
- Maximum coverage	$145,000	$45,000	$38,500
United States
- Retained loss	U.S.$2,000	U.S.$5,000	U.S.$5,000
- Maximum coverage	U.S.$18,000	U.S.$45,000	U.S.$80,000

During 2004, the Company entered into two quota-share contracts. Under these treaties the Company has the option to vary the amounts ceded at the beginning of each quarter.

The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Net premiums earned	$277,395	$129,899	$91,698
Claims incurred	198,071	96,652	33,256
Commissions and premium taxes	70,848	24,690	14,600

The amount of assumed premiums written was $304,565,000, $329,702,000 and $198,086,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The amount of assumed premiums earned was $306,081,000, $291,149,000 and $191,970,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Income taxes:

(a)	The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2004	2003	2002

Provision for taxes at Canadian statutory
marginal income tax rate	$ 52,807	$ 28,433	$ 27,304
Non-taxable investment income	(1,454)	(838)	(832)
Foreign operations subject to different tax rates	(36,720)	(32,722)	(36,455)
Change in tax rates and other	563	(2,514)	1,187

Provision for (recovery of) income taxes	$ 15,196	$(7,641)	$(8,796)

(b)	The components of future income tax balances are as follows:

	2004	2003

Future income tax assets:
Losses carried forward	$ 12,911	$ 30,569
Unpaid claims and unearned premiums	34,924	36,382
Investments	10,591	5,926
Share issue expenses	2,715	3,920
Contingent commission accruals	4,732	4,436
Other	4,101	4,385
Valuation allowance	(601)	--

Future income tax assets	69,373	85,618
Future income tax liabilities:
Deferred policy acquisition costs	(8,150)	(9,399)
Investments	(501)	(1,157)
Goodwill and intangible assets	(2,573)	(2,878)
Other	(278)	--

Future income tax liabilities	(11,502)	(13,434)

Net future income tax assets	$ 57,871	$ 72,184

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

7.	Income taxes (continued):

(c)	Amounts and expiration dates of the operating loss carryforward are as follows:

Year of net operating loss	Expiration date	Net operating loss

Canadian operations:
2003	2010	$ 3,392
U.S. operations:
1995	2010	907
1997	2012	2,549
1998	2018	1,088
2000	2020	431
2001	2021	19,256
2002	2022	5,295
2003	2023	1,427
2004	2024	3,535

(d)	The Company established a valuation allowance of $601,000 and nil for its gross future tax assets at December 31, 2004 and 2003, respectively. Based on the Company’s expectations of adjusted taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the gross future tax assets, with the exception of its net operating losses. The valuation allowance at December 31, 2004 is a result of the potential inability to utilize net operating losses before expiration.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

8.	Unpaid claims:

(a)	Nature of unpaid claims:

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

The Company completes an annual evaluation of the adequacy of unpaid claims at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Unpaid claims - beginning of year - net	$ 1,514,289	$ 1,066,356	$ 487,229
Net unpaid claims of subsidiaries acquired	--	--	207,840
Provision for claims occurring:
In the current year	1,588,615	1,599,196	1,152,507
In prior years	67,782	196,783	101,079
Claims paid during the year relating to:
The current year	(580,769)	(644,801)	(491,352)
The prior years	(758,604)	(505,170)	(382,051)
Currency translation adjustment	(72,451)	(198,075)	(8,896)

Unpaid claims - end of year - net	1,758,862	1,514,289	1,066,356
Reinsurers’ and other insurers’
share of unpaid claims	271,587	155,445	134,198

Unpaid claims - end of year	$ 2,030,449	$ 1,669,734	$ 1,200,554

The results for the years ended December 31, 2004, 2003 and 2002 were adversely affected by the evaluation of unpaid claims related to prior years. In 2002 adverse development of Ontario automobile claims (including standard and non-standard automobile, motorcycle, commercial auto and long haul trucking) was the primary reason for the unpaid claims deficiency as well as development in non-standard automobile claims in southeastern United States. In 2003, adverse development on unpaid claims came from Ontario and Alberta automobile claims and non-standard automobile claims in southeastern United States. In 2004, adverse development on unpaid claims came primarily from Alberta non-standard automobile claims and long-haul trucking claims in the U.S. on terminated programs.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

8.	Unpaid claims: (continued)

Ontario Automobile

Ontario private passenger automobile contributed $5.9 million of the prior years’ claims development in 2004 compared to $32.8 million in 2003 and $26.4 million in 2002.

Alberta Automobile

Alberta non-standard automobile business contributed $20.0 million of the prior years’ claims development in 2004, compared to $34.5 million in 2003 and $16.3 million in 2002.

Southeastern United States Non-Standard Automobile

Southeastern United States private passenger automobile contributed $2.9 million of the prior years’ claims development in 2004, compared to $24.1 million in 2003 and $25.3 million in 2002.

Canadian and U.S. Operations Trucking

Trucking business contributed $40.1 million of the prior years’ claims development in 2004, compared to $32.4 million in 2003 and $20.6 million in 2002.

(c)	The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

9.	Acquisitions:

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. (“Hamilton”). All consideration was payable in cash, part of which was paid at closing, with the remaining payments based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration paid during the years ended December 31, 2004, 2003 and 2002 was $2,013,750, $2,163,000 and $2,369,000, respectively. No contingent consideration based on earnings was paid.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

9.	Acquisitions (continued):

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

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition of American Country:

Cash and investments	$216,885
Accounts receivable	102,986
Other tangible assets	35,708
Intangible assets
Contracts	3,782
Insurance licenses	3,553
Goodwill	20,110

Total assets	383,024
Bank indebtedness	15,794
Insurance liabilities	304,200
Accounts payable	22,454
Other liabilities	570

Total liabilities	343,018

Purchase price	$ 40,006

10.	Segmented information:

The Company provides property and casualty insurance and other insurance related services in three reportable segments: Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The segmented information for December 31, 2004 is summarized as follows:

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

10.	Segmented information (continued):

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 760,636	$ 1,849,434	$ --	$2,610,070
Net premiums earned	652,399	1,661,704	--	2,314,103
Investment income (loss)	41,045	55,882	(498)	96,429
Net realized gains	8,596	18,044	18	26,658
Interest expense	--	19,707	7,787	27,494
Amortization of capital assets	1,006	6,662	1,199	8,867
Amortization of intangible assets	--	690	--	690
Net income tax expense (recovery)	14,984	(3,655)	3,867	15,196
Net income (loss)	43,231	94,906	(7,132)	131,005
Goodwill and intangible assets	$ 9,192	$ 71,727	$ --	$ 80,919
Total assets	1,490,876	2,705,076	34,358	4,230,310

The segmented information for December 31, 2003 is summarized below:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 654,877	$1,981,945	$ --	$ 2,636,822
Net premiums earned	554,334	1,827,650	--	2,381,984
Investment income (loss)	33,631	45,528	(790)	78,369
Net realized gains (losses)	12,495	42,563	(26)	55,032
Interest expense	--	13,077	7,906	20,983
Amortization of capital assets	767	5,378	1,333	7,478
Amortization of intangible assets	--	854	--	854
Net income tax expense (recovery)	(7,652)	9,685	(9,674)	(7,641)
Net income (loss)	(16,670)	95,936	6,017	85,283
Goodwill and intangible assets	$ 9,192	$ 76,648	$ --	$ 85,840
Total assets	1,154,646	2,415,966	59,824	3,630,436

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

10.	Segmented information (continued):

The segmented information for December 31, 2002 is summarized below:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 490,754	$ 1,633,937	$ --	$ 2,124,691
Net premiums earned	415,227	1,322,527	--	1,737,754
Investment income (loss)	24,059	41,583	(787)	64,855
Net realized gains (losses)	(2,574)	17,084	1,749	16,259
Interest expense	--	10,508	1,766	12,274
Amortization of capital assets	748	7,529	1,081	9,358
Amortization of intangible assets	--	716	--	716
Net income tax expense (recovery)	(6,005)	(3,751)	960	(8,796)
Net income (loss)	(13,042)	88,708	3,866	79,532
Goodwill and intangible assets	$ 9,192	$ 95,098	$ --	$ 104,290
Total assets	1,299,918	1,670,807	13,709	2,984,434
Additions to goodwill	--	20,110	--	20,110
Additions to intangible assets	--	7,335	--	7,335

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2004	2003	2002

Business Line
Personal Lines:
Non-Standard Auto	35%	37%	39%
Standard Auto	6%	4%	2%
Motorcycle	2%	2%	2%
Property (including Liability)	2%	1%	2%
Other Specialty Lines	2%	1%	1%

Total Personal Lines	47%	46%	47%
Commercial Lines:
Trucking	29%	31%	32%
Commercial Auto	12%	11%	8%
Property (including Liability)	10%	10%	11%
Other Specialty Lines	2%	2%	2%

Total Commercial Lines	53%	54%	53%

Total Gross Premiums Written	100%	100%	100%

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

10.	Segmented information (continued):

	2004	2003	2002

Geographical Area
United States:
California	14%	13%	11%
Florida	10%	12%	12%
Illinois	10%	10%	11%
Texas	8%	7%	7%
South Carolina	2%	3%	4%
New Jersey	3%	2%	2%
Pennsylvania	2%	2%	3%
Other	22%	26%	27%

Total United States	71%	75%	77%
Canada:
Ontario	17%	12%	10%
Alberta	5%	6%	6%
Quebec	5%	5%	5%
Other	2%	2%	2%

Total Canada	29%	25%	23%

Total Gross Premiums Written	100%	100%	100%

11.	Indebtedness and subsequent events:

(a)	Bank indebtedness:

On February 23, 1999, the Company entered into a U.S.$100 million unsecured credit facility with a syndicate of banks. Under this facility the Company had the option to borrow at a floating rate equivalent to the banks prime rate or for a fixed term at a fixed rate of LIBOR plus a spread based on the Company’s credit rating or upon the ratio of funded debt to total capitalization, whichever was higher. During each of the years ended December 31, 2003, 2002 and 2001 the Company repaid U.S.$5 million. The facility matured on March 5, 2004 and was fully repaid by the Company. In March, 1999, the Company entered into interest rate swap contracts whereby the Company fixed its rate on the U.S.$100 million debt at 5.91% plus a spread based on the Company’s credit rating or upon the ratio of funded debt to total capitalization, whichever was higher, for the period of the facility. The interest rate swaps matured in March, 2004. The fair value of the liabilities under the swap contracts were $1,506,000 and $8,632,000 as at December 31, 2003 and 2002, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

11.	Indebtedness and subsequent events:

(a)	Bank indebtedness:

On March 5, 2004, the Company entered into a $150 million revolving credit facility with a syndicate of three banks. In December 2004 the facility was extended for a further 364 days and matures March 3, 2006. The facility bears interest at a floating rate determined based on the type of loan and the Company’s senior unsecured debt rating. As at December 31, 2004, $72,002,000 was outstanding under this facility with an effective interest rate of approximately 4%.

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

On January 29, 2004, a subsidiary of the Company, Kingsway America Inc. completed the sale of U.S.$100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional U.S.$25 million of these senior notes were issued.

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

(d)	Contractual Obligations Maturity Profile:

The maturity profile of the Company’s contractual obligations as described above in items (a) – (c) is as follows:

Payments Due by Period

	2005	2006	2007	2008	Thereafter	Total

Bank indebtedness	$72,002	$ --	$ --	$ --	$ --	$ 72,002
Senior unsecured	--	--	78,000	--	150,250	228,250
debentures
Subordinated	--	--	--	--	108,781	108,781
indebtedness

Total	$72,002	$ --	$78,000	$ --	$259,031	$409,033

12.	Commitments and contingent liabilities:

(a)	Legal Proceedings:

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

Statutory policyholders’ capital and surplus of the Company’s insurance subsidiaries was $1,007.9 million and $816.2 million at December 31, 2004 and 2003, respectively.

The Company’s subsidiaries are subject to certain requirements and restrictions under their respective statutory insurance legislations including minimum asset requirements and dividend restrictions. For the year 2004, under the various insurance regulatory restrictions, based on the Company’s December 31, 2004 financial statements, the Company’s insurance and reinsurance subsidiaries would have aggregate dividend capacity of $358.3 million (2003 – $212.9 million).

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

12.	Contingent liabilities (continued):

(c)	Letters of Credit

On October 4, 2002 the Company entered into a syndicated U.S.$350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2004 and 2003 the letter of credit facility utilization was U.S.$234.0 million and U.S.$306.3 million, respectively.

Also from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2004 and 2003, the amount of pledged securities was U.S.$37.9 million and U.S.$33.9 million, respectively.

(d)	Charitable donations:

The Company has agreed to make a gift contribution of $3 million to the Trillium Health Centre Foundation to be payable in equal instalments over the period of six years beginning in 2005. This contribution is to be used in creating and operating the Kingsway Financial Spine Centre in Mississauga, Ontario.

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

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2004	2003	2002

Net income based on Canadian GAAP	$ 131,005	$ 85,283	$ 79,532
Impact on net income of U.S. GAAP adjustments,
net of tax:
Deferred start-up costs (a)	1,043	938	1,052
Equity accounting (b)	--	983	1,237
Gain on sale of USA Insurance Group (b)	--	(1,451)	--

Net income based on U.S. GAAP *	$ 132,048	$ 85,753	$ 81,821
Other comprehensive income adjustments:
Change in unrealized gain on investments classified as
available for sale (c)	21,184	19,976	20,973
Change in fair value of interest rate swaps (d)	1,506	7,126	(1,152)
Less: related future income taxes	7,739	6,170	4,949

Other comprehensive income adjustments	14,951	20,932	14,872
Currency translation adjustments in the period (e)	(39,654)	(105,403)	(4,409)

Other comprehensive income (loss)	(24,703)	(84,471)	10,463

Total comprehensive income	$ 107,345	$ 1,282	$ 92,284

*Basic earnings per share based on U.S. GAAP net income	$2.35	$1.64	$1.68
*Diluted earnings per share based on U.S. GAAP net income	$2.34	$1.63	$1.66

The following table reconciles shareholders’ equity as reported under Canadian GAAP with shareholders’ equity in accordance with U.S. GAAP:

	2004	2003

Shareholders’ equity based on Canadian GAAP	$ 801,135	$ 704,959
Other comprehensive income	52,441	37,490
Cumulative net income impact:
Deferred start-up costs (a)	--	(1,043)
Other	(1,046)	(1,046)

Shareholders’ equity based on U.S. GAAP	$ 852,530	$ 740,360

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

14.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

Statement of Financial Accounting Standards (SFAS) No. 130 “Reporting Comprehensive Income” requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. Total cumulative other comprehensive loss amounted to $81,526,000 and $56,823,000 as at December 31, 2004 and 2003, respectively.

(a)	Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred. These costs were fully amortized as at December 31, 2004.

(b)	Equity accounting:

Under Canadian GAAP, the Company’s 25% equity investment in USA Group was carried at cost as the Company did not have significant influence over the investee. Under U.S. GAAP the Company was deemed to have significant influence because the Company’s equity investment exceeded 20%, and the equity method of accounting was used. This method recognized the Company’s share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, and prior to December 31, 2001 was being amortized over a period of 10 years.

The Company disposed of its equity investment in USA Group in November, 2003 and had to reverse a portion of the gain under U.S. GAAP due to the difference in the cost base of the investment under Canadian and U.S. GAAP.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

14.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

(c)	Portfolio investments:

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

(d)	Accounting for Derivative Instruments and Hedging Activities:

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), as amended by Statements No. 137 and 138, which established accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company purchased interest rate swap contracts that were designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The interest rate swaps matured in March, 2004. The terms of the swaps matched those of the unsecured credit facility, and were entered into to minimize the Company’s exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income.

(e)	Currency translation adjustments:

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

In 2004, Kingsway America Inc. (KAI) issued senior notes which are fully and unconditionally guaranteed by the Company. The following is condensed consolidating financial information for the Company as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, 2003 and 2002, with a separate column for each of KAI as Issuer, the Company (“KFSI”) as Guarantor and the other businesses of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Operations For the year ended December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenues
Net premiums earned	$ --	$ --	$ 2,314,103	$ --	$2,314,103
Investment related
income	(480)	4,009	119,558	--	123,087
Management fees	54,154	9,216	--	(63,370)	--

	53,674	13,225	2,433,661	(63,370)	2,437,190
Expenses
Claims incurred	--	--	1,655,234	(16,140)	1,639,094
Commissions and
premium taxes	--	--	431,070	--	431,070
Other expenses	49,152	33,718	157,691	(47,230)	193,331
Interest expense	7,787	--	19,707	--	27,494

	56,939	33,718	2,263,702	(63,370)	2,290,989
Income before income taxes	(3,265)	(20,493)	169,959	--	146,201
Income taxes	3,867	(7,197)	18,526	--	15,196
Equity in undistributed
net income of
subsidiaries	138,137	4,549	--	(142,686)	--

Net income	$ 131,005	$ (8,747)	$ 151,433	$ (142,686)	$ 131,005

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Operations For the year ended December 31, 2003

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenues
Net premiums earned	$ --	$ --	$ 2,381,984	$ --	$ 2,381,984
Investment related
income	(816)	24,255	109,962	--	133,401
Management fees	46,040	2,849	--	(48,889)	--

	45,224	27,104	2,491,946	(48,889)	2,515,385
Expenses
Claims incurred	--	--	1,784,091	(13,954)	1,770,137
Commissions and
premium taxes	--	--	503,158	--	503,158
Other expenses	40,975	11,475	125,950	(34,935)	143,465
Interest expense	7,906	--	13,077	--	20,983

	48,881	11,475	2,426,276	(48,889)	2,437,743
Income before
income taxes	(3,657)	15,629	65,670	--	77,642
Income taxes	(9,674)	5,272	(3,239)	--	(7,641)
Equity in undistributed
net income of
subsidiaries	79,266	13,475	--	(92,741)	--

Net income	$ 85,283	$ 23,832	$ 68,909	$ (92,741)	$ 85,283

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Operations For the year ended December 31, 2002

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenues
Net premiums earned	$ --	$ --	$ 1,813,208	$(75,454)	$ 1,737,754
Investment related
income	960	2,381	77,773	--	81,114
Management fees	38,001	2,153	--	(40,154)	--

	38,961	4,534	1,890,981	(115,608)	1,818,868
Expenses
Claims incurred	--	--	1,323,780	(83,451)	1,240,329
Commissions and
premium taxes	--	--	379,123	(7,072)	372,051
Other expenses	32,369	7,334	122,451	(38,676)	123,478
Interest expense	1,766	--	10,508	--	12,274

	34,135	7,334	1,835,862	(129,199)	1,748,132
Income before
income taxes	4,826	(2,800)	55,119	13,591	70,736
Income taxes	960	(976)	(8,780)	--	(8,796)
Equity in undistributed
net income of
subsidiaries	75,666	(3,608)	--	(72,058)	--

Net Income	$79,532	$(5,432)	$ 63,899	$(58,467)	$ 79,532

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Balance Sheet As at December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Assets
Investments in
subsidiaries	$ 896,162	$ 493,290	$ 701,059	$(2,090,511)	$ --
Cash	4,730	2,249	97,719	--	104,698
Investments	147	--	2,999,694	--	2,999,841
Goodwill and other
intangible assets	--	--	70,879	10,040	80,919
Other assets	$ 30,959	$ 48,541	$ 2,589,202	$(1,623,850)	$ 1,044,852

	$ 931,998	$ 544,080	$ 6,458,553	$(3,704,321)	$ 4,230,310
Liabilities and
Shareholders’ Equity
Liabilities:
Bank indebtedness	$ 47,722	$ --	$ 24,280	$ --	$ 72,002
Other liabilities	5,141	22,366	201,923	(2,209)	227,221
Unearned premiums	--	--	1,208,119	(445,647)	762,472
Unpaid claims	--	--	3,172,740	(1,142,291)	2,030,449
Senior unsecured
debentures	78,000	150,250	--	--	228,250
Subordinated
indebtedness	--	108,781	--	--	108,781

	130,863	281,397	4,607,062	(1,590,147)	3,429,175
Shareholders’ equity:
Share capital	471,886	310,400	1,572,750	(1,883,150)	471,886
Contributed surplus	2,285	--	--	--	2,285
Currency translation	(133,967)	(44,435)	(51,530)	95,965	(133,967)
adjustment
Retained earnings	460,931	(3,282)	330,271	(326,989)	460,931

	801,135	262,683	1,851,491	(2,114,174)	801,135

	$ 931,998	$ 544,080	$ 6,458,553	$(3,704,321)	$ 4,230,310

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Balance Sheet As at December 31, 2003

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Assets
Investments in
subsidiaries	$ 739,653	$ 461,943	$ 802,724	$(2,004,320)	$ --
Cash	23,302	2,473	115,108	--	140,883
Investments	2,523	--	2,509,529	--	2,512,052
Goodwill and other
intangible assets	--	--	75,800	10,040	85,840
Other assets	35,428	33,800	2,362,164	(1,539,731)	891,661

	$ 800,906	$ 498,216	$ 5,865,325	$(3,534,011)	$ 3,630,436
Liabilities and
Shareholders’ Equity
Liabilities:
Bank indebtedness	$ 16,514	$ --	$ 137,381	$ --	$ 153,895
Other liabilities	1,433	17,850	112,205	(102)	131,386
Unearned premiums	--	--	1,294,246	(517,765)	776,481
Unpaid claims	--	--	2,638,518	(968,784)	1,669,734
Senior unsecured
debentures	78,000	--	--	--	78,000
Subordinated
indebtedness	--	115,981	--	--	115,981

	95,947	133,831	4,182,350	(1,486,651)	2,925,477
Shareholders' equity:
Share capital	468,668	423,911	1,519,315	(1,943,226)	468,668
Contributed surplus	678	--	--	--	678
Currency translation
adjustment	(94,313)	(64,991)	(25,348)	90,339	(94,313)
Retained earnings	329,926	(5,465)	189,008	(194,473)	329,926

	704,959	364,385	1,682,975	(2,047,360)	704,959

	$ 800,906	$ 498,216	$ 5,865,325	$(3,534,011)	$ 3,630,436

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows For the year ended December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Cash provided by (used in):
Operating activities:
Net income	$ 131,005	($8,747)	$ 151,433	$(142,686)	$ 131,005
Adjustments to
reconcile net income
to net cash used
by operating activities:
Equity in undistributed
earnings in subsidiaries	(138,137)	(4,549)	--	142,686	--
Other	8,446	4,579	375,399	(14,266)	374,158

	1,314	(8,717)	526,832	(14,266)	505,163
Financing activities:
Increase in share
capital, net	3,218	(113,511)	71,987	41,524	3,218
Increase/(decrease) in
bank indebtedness	31,208	--	(114,016)	--	(82,808)
Increase in subordinated
indebtedness	--	--	--	--	--
Increase in senior
unsecured debentures	--	169,629	(6,345)	--	163,284

	34,426	56,118	(48,374)	41,524	83,694
Investing activities:
Purchase of investments	(18,201)	--	(3,127,773)	--	(3,145,974)
Proceeds from sale of
investments	20,645	--	2,539,232	--	2,559,877
Other	(56,756)	(47,625)	92,694	(27,258)	(38,945)

	(54,312)	(47,625)	(495,847)	(27,258)	(625,042)
Increase (decrease) in
cash during the year	(18,572)	(224)	(17,389)	--	(36,185)
Cash, beginning of year	23,302	2,473	115,108	--	140,883

Cash, end of year	$ 4,730	$ 2,249	$ 97,719	$ --	$ 104,698

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
Adjustments to
reconcile net
income to net
cash used by
operating activities:
Equity in undistributed
earnings in subsidiaries	(79,266)	(13,475)	--	92,741	--
Other	56,973	(84,724)	564,745	(4,353)	532,641

	62,990	(74,367)	633,654	(4,353)	617,924
Financing activities:
Increase in share
capital, net	111,476	88,154	204,906	(293,060)	111,476
Increase/(decrease) in
bank indebtedness	(4,018)	--	20,095	--	16,077
Increase in mortgage loan	--	17,760	(4,016)	(13,744)	--
Increase in
subordinated indebtedness	--	101,886	--	--	101,886

	107,458	207,800	220,985	(306,804)	229,439
Investing activities:
Purchase of investments	(29,692)	(7,228)	(6,598,124)	20,015	(6,615,029)
Proceeds from sale of
investment	32,408	25,732	5,642,213	--	5,700,353
Other	(151,264)	(149,928)	(26,675)	291,142	(36,725)

	(148,548)	(131,424)	(982,586)	311,157	(951,401)
Increase (decrease) in
cash during the year	21,900	2,009	(127,947)	--	(104,038)
Cash, beginning of year	1,402	464	243,055	--	244,921

Cash, end of year	$ 23,302	$ 2,473	$ 115,108	$ --	$ 140,883

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

Document No. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The commentary is current as of March 17, 2005. Additional information relating to Kingsway is available on SEDAR at www.sedar.com which can also be accessed our company’s website www.kingsway-financial.com. This annual report and following discussion contain forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report.

From time to time, we make written and oral forward-looking statements, in this annual report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. Forward-looking statements include, among others, statements regarding the Company’s objectives and strategies to achieve them. Forward-looking statements are typically identified by words such as “believe”, “expect”, “may” and “could”. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences are discussed under the section entitled “Risk Factors” of this annual report and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled “Risk Factors” is not exhaustive of all possible factors, and other factors could also adversely affect the Company’s results.

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

Non-GAAP Measures

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance company, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 79 of this annual report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares.

Overview

Our Company:

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal lines of business are non-standard automobile and trucking insurance. According to A.M. Best data, we are the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America. We are also the largest writer of motorcycle insurance in Canada and the largest writer of taxi cab insurance in Chicago and Las Vegas.

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

In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverages and other specialty coverages, such as customs, bail and surety bonds. In the year ended December 31, 2004, we derived 35% of our gross premiums written from non-standard automobile insurance, 29% from trucking, 12% from commercial and personal property coverages, 12% from commercial automobile, 6% from standard automobile, 2% from motorcycle and 4% from other specialty lines.

We are the leading provider of non-standard automobile in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Illinois, Florida, and South Carolina. We are the third largest writer of non-standard automobile insurance in Illinois according to A.M. Best data. We are the second largest writer of trucking insurance in both Canada and the United States, making us the largest writer in North America.

Kingsway Financial is the holding company for all of our subsidiaries and Kingsway America is the holding company for all of our U.S. operating subsidiaries. We operate our business through our insurance subsidiaries which include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company and American Country Insurance Company in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. In the year ended December 31, 2004, we generated 71% of our gross premiums written from the United States and 29% from Canada.

In 2004, our gross premiums written were $2.61 billion, compared to $2.64 billion in 2003. Our return on equity averaged 13.6% for the five fiscal years 2000 to 2004. For the year ended December 31, 2004, our return on equity was 17.4% compared to 12.9% in 2003. As of December 31, 2004, we had total assets of $4.23 billion. During the year ended December 31, 2004, shareholders’ equity increased to $801.1 million, despite being impacted by the unrealized currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars which reduced shareholders’ equity by $39.7 million, or $0.71 per share during 2004.

Our Industry

The insurance industry is highly competitive. However, we generally seek to identify and operate in specialty markets which present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors. We focus on specialty lines of automobile, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not knowingly underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we have been able to deliver returns that have exceeded the average in our industry.

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We have reported an underwriting profit in 12 years out of 15 since the Company’s first full year of underwriting results in 1990. Management’s incentive compensation is directly linked to our combined ratio and our return on equity objectives.

In recent years, the North American property and casualty insurance market, including the trucking and non-standard automobile markets, have been less price competitive than in the late 1990‘s. Many insurers significantly reduced premium rates from 1998 to 2000 due to higher investment returns and an over-capitalization of the industry which subsequently led to poor underwriting results in 2001 and 2002, investment impairments and an erosion of capital. As a result, premium rates began to rise and the industry posted better underwriting results for 2003 and 2004. However, the continued trend of adverse development of prior years’ claims offset the improvement in reported underwriting results. In 2004 the magnitude of premium rate increases began to slow, as a result we expect that 2005 will be a year of slow premium growth but strong earnings growth for our industry.

Poor pricing, adverse prior years’ claims development and historically low investment returns have also triggered an unprecedented rise in reinsurance rates and a significant decline in available reinsurance capacity since 2001. As a result of all of these factors taken together, we believe the insurance industry’s current improved pricing environment and significant limitations due to capital constraints will continue in the U.S. and Canadian insurance markets through 2005 and into 2006.

Corporate Strategy

Our strategy is to specialize in areas of insurance where we have developed expertise such as trucking, non-standard automobile, motorcycle and taxis. We will then bring this expertise, underwriting discipline and knowledge to a broad range of geographic markets so our risks are well diversified.

Our strategy is to build long-term shareholder value and is characterized by the following principles:

•	Adhere to a strict underwriting discipline. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. Over the five year period ended December 31, 2004, our combined ratio averaged 99.8%, including 104.6% for our Canadian operations and 98.2% for our U.S. operations. For the year ended December 31, 2004, our combined ratio was 97.8%, including 97.9% for our Canadian operations and 97.7% for our U.S. operations.

•	Apply a specialty focus to regional markets. We seek to identify market segments where we believe competition is more limited, presenting the potential for above average returns. We believe that the non-standard automobile insurance business, one of our principal lines of business, is presently one such specialty market. In Canada we are the largest writer of non-standard automobile, whereas we have a much smaller share of the fragmented U.S. market. Other specialty markets in which we operate include trucking, taxi and motorcycle insurance. We operate through a network of regionally based operating subsidiaries. Our decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

•	Rigorously manage claims at the local level. We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional operating subsidiaries and by some of our program managers. We maintain a culture of rigorously investigating claims, preventing fraud and litigating our claims as necessary before final settlement.

•	Expand in the United States and Canada. We rely on our detailed understanding of our regional markets to take advantage of favourable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus.

•	Maintain a strong relationship with our agents, program managers and brokers. We are committed to our distribution network of independent agents, program managers and brokers. We continually strive to provide the highest level of service to our agents, program managers and brokers and build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

Corporate Structure

Through our wholly owned subsidiaries in Canada and the United States, we are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in all states and the District of Columbia in the United States. We distribute all of our products through independent agents, program managers, and brokers.

We conduct our operations through our subsidiaries to, among other things:

•	maintain discrete brand identities; and

•	develop expertise and organizational cultures that best serve the individual markets in which we operate.

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, government interference, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community. Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control. We believe we can derive efficiencies and cost savings by sharing corporate support functions such as investment management, information systems development, reinsurance and common space expenditures.

Critical Accounting Estimates

Our significant accounting policies are described in Note 1 to the audited consolidated financial statements included on pages 62 to 63 of this annual report. The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims

A significant degree of judgment is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims. Further information regarding our provision for unpaid claims is discussed in the provision for unpaid claims section of Management’s Discussion and Analysis.

Impairment of investments

The establishment of an other-than-temporary impairment on an investment security requires a number of judgments and estimates. Management performs a comprehensive quarterly analysis of our investments holding to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security is discussed within the portfolio monitoring section within the investment and investment income section of Management’s Discussion and Analysis.

Goodwill and intangible assets

Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumption in determining the fair value of a business segment which may affect any resulting impairment writedown. Additional information regarding our goodwill and intangible asset accounting policy is included in Note 1(e) to the consolidated financial statements.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities and the valuation of future income tax assets related to tax loss carryforwards. Additional information regarding our income tax provision is included in Note 7 to the consolidated financial statements.

REVENUES

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains. Our total revenues were $2.44 billion in 2004, $2.52 billion in 2003 and $1.82 billion in 2002.

Premium Income

We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. We are the largest truck insurer in North America and the sixth largest non-standard auto insurer. In Canada, we are the largest insurer of non-standard auto where our main competitor is Pembridge Insurance Company, a subsidiary of The Allstate Corporation and our main competition for trucking is Markel Insurance Company. In the United States, we face competition in our non-standard automobile lines from Allstate, Progressive, State Farm and GEICO and in our trucking lines from Old Republic General Group and Canal Insurance Company. We also compete in both Canada and the United States with numerous smaller insurance companies in our regional markets. Many of our larger competitors have greater financial and other resources than we do, have more favourable A.M. Best ratings and offer more diversified insurance coverages. Many of our competitors in the fragmented non-standard automobile markets in the United States are small companies with limited capital resources who generally have less favourable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital. Recent reinsurance market conditions have led to a contraction of this capital support by reinsurers.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced policy acquisition costs.

Additionally, our markets may attract competition from time to time from new or temporary entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for growth or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or “soft” market conditions.

We believe that our ability to compete successfully in our industry will be based on:

•	our ability to identify specialty markets which are more likely to produce an underwriting profit;

•	our disciplined underwriting approach;

•	our diversified product and geographic platform;

•	our prudent claims management;

•	cost containment and economics of shared support functions; and

•	the service and competitive commissions we provide to our independent agents, program managers and brokers.

Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes may decrease. Underwriting profitability is primarily dependent on the amount of claims incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the amount of claims to be incurred on the policies sold is unknown, and the process for estimating claims is inherently uncertain and imprecise.

We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, reduction in agent commissions, policy non-renewals (where permitted) and other administrative changes. All companies writing automobile insurance in Canada and all lines of business in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without regulatory approval for new rates.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 22 program managers in the United States and over 3,000 independent brokers across Canada. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that generally used by automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, program managers and brokers. We continually strive to provide excellent service in the local markets in which we operate, and communicate with them through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs.

Our independent agents, program managers and brokers generally have the authority to bind policies on our behalf with respect to specified insurance coverages within our prescribed underwriting guidelines. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, we do not delegate authority to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments with our independent agents, program managers or brokers. Certain program managers have greater authority than our independent agents and brokers. These relationships are subject to a rigorous audit process to ensure that they adhere to our underwriting standards and claims handling procedures.

We write automobile insurance primarily for the non-standard automobile and trucking markets. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages for individuals that we provide include motorcycle, homeowners and selected specialty lines. Our commercial coverages include automobile (including taxis), trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 47% of our gross premiums written for the year ended December 31, 2004 and 53% was generated from our commercial lines.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and property damage to third parties. Accident benefits provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

Our gross premiums written were $2.61 billion in 2004, compared to $2.64 billion in 2003. In 2004, we experienced an increase of 16% in gross premiums written for our Canadian operations and a decrease of 7% for our U.S. operations.

The following table sets forth our gross premiums written by line of business for the periods indicated:

For the year ended December 31,
(in millions of Canadian dollars, except for percentages)

	2004			2003

Non-Standard Automobile	$ 921.1	35.3%	$ 966.1	36.6%
Standard Automobile	166.0	6.4	95.2	3.6
Motorcycle	61.2	2.3	57.4	2.2
Property (including liability)	51.2	2.0	43.3	1.6
Warranty	(3.7)	(0.2)	24.8	0.9
Other Specialty Lines	31.0	1.2	34.6	1.4

Total Personal	$ 1,226.8	47.0%	$ 1,221.4	46.3%
Trucking	$ 760.9	29.1	$ 808.4	30.7
Commercial Automobile	307.8	11.8	296.1	11.2
Property (including liability)	259.9	10.0	260.2	9.9
Other Specialty Lines	54.7	2.1	50.7	1.9

Total Commercial	$ 1,383.3	53.0%	$ 1,415.4	53.7%

Total Gross Premiums Written	$ 2,610.1	100.0%	$ 2,636.8	100.0%

We conduct our business in the United States and Canada. The following table sets forth our gross premiums written by state and province for the periods indicated:

For the year ended December 31,
(in millions of Canadian dollars, except for percentages)

	2004		2003

California	$ 353.9	13.6%	$ 350.4	13.3%
Florida	271.2	10.4	318.2	12.1
Illinois	270.6	10.4	270.7	10.3
Texas	197.2	7.6	192.6	7.3
New Jersey	75.9	2.9	50.6	1.9
Pennsylvania	59.4	2.3	52.0	2.0
South Carolina	52.9	2.0	81.4	3.1
Other	568.4	21.7	666.0	25.2

Total United States	$ 1,849.5	70.9%	$ 1,981.9	75.2%

Ontario	$ 447.1	17.1%	$ 304.7	11.5%
Alberta	141.2	5.4	146.5	5.5
Québec	123.4	4.7	128.1	4.9
Other	48.9	1.9	75.6	2.9

Total Canada	$ 760.6	29.1%	$ 654.9	24.8%

Total Gross Premiums Writte	$ 2,610.1	100.0%	$ 2,636.8	100.0%

Non-Standard Automobile

Non-standard automobile insurance accounted for 35% and 37% of our gross premiums written for the years ended December 31, 2004 and 2003, respectively. Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer and service provider fraud. However, these factors are mitigated to some extent by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage. In addition, policy renewal rates tend to be low for non-standard automobile policies as policyholders often lapse their policies because of non-payment of premiums and subsequently reapply as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders and to react promptly to issue cancellation notices for non-payment of premiums to mitigate potential bad debt write-offs.

The insuring of non-standard drivers is often transitory, and when their driving records improve, they may qualify to obtain insurance in the standard market at lower premium rates. As a result, our automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly installment basis. We typically limit our risk of non-payment of premiums by requiring a deposit for two months of insurance premiums.

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Assessments from the Facility Association increased our underwriting profit by $4.8 million in 2004 and increased our underwriting loss by $6.3 million in 2003. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Alberta and Québec, with Ontario being our largest market in 2004. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage with accident benefit insurance.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California, Louisiana, Ohio and Virginia. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than US$40,000 per occurrence.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. Recent market conditions have allowed us to increase our prices and expand our relationships. We are now the largest trucking insurer in North America as well as the second largest in both Canada and the United States.

In the year ended December 31, 2004, gross premiums written from trucking were $760.9 million compared to $808.4 million in 2003. Trucking insurance accounted for 29% and 31% of our gross premiums written for the years ended December 31, 2004 and 2003, respectively.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through American Service and American Country, we are the largest writer of taxi risks in the Chicago and Las Vegas areas. In the year ended December 31, 2004, gross premiums written from commercial automobile increased by 4% to $307.8 million compared to $296.1 million in 2003.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard-risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market. However, the frequency and severity of accidents and other loss events are also typically lower. Our standard automobile business is written in Ontario and Alberta. In the year ended December 31, 2004, gross premiums written from standard automobile increased by 74% to $166.0 million compared to $95.2 million in 2003.

Motorcycle

Motorcycle insurance primarily consists of liability, physical damage and personal injury insurance coverages. In Canada, we are the leading writer of motorcycle insurance, writing over 30% of the total market, and we write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We also write motorcycle insurance in the United States. In the year ended December 31, 2004, gross premiums written from motorcycle increased by 7% to $61.2 million compared to $57.4 million in 2003.

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

Warranty

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer’s or builder’s warranty which is typically several years later than the year in which the premium is written. We discontinued writing any new warranty business in Canada during 2003.

Other Specialty Lines

Our other specialty lines include customs, bail and surety bonds written in both the United States and Canada. Custom bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada, as well as any penalties incurred due to late payment of the duties or administrative non-compliance. Such duties generally represent less than 5% of the face value of the imported goods. We also write contract payment and performance and other miscellaneous surety bonds as well as bail bonds in California.

Investments and Investment Income

Overview & Strategy

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and generate investment returns. We invest predominantly in high quality corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control. All of our investments are managed by professional, third-party investment management firms and we actively monitor their performance.

Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to their maturity. Insurance laws and regulations in each domiciliary state or province also place limitations on the permitted investments of property and casualty insurers.

Portfolio Composition

At December 31, 2004, we held cash and investments with a fair value of $3.18 billion and a carrying value of $3.10 billion, resulting in a net unrealized gain of $73.7 million. We currently maintain and intend to maintain an investment portfolio comprised primarily of fixed income securities. Our insurance subsidiaries’ investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications.

The following table summarizes the fair value of our investment portfolio, including cash and cash equivalents and premium finance receivables, at the dates indicated:

For the year ended December 31,
(in millions of Canadian dollars)

	2004	2003

Type of investment
Term deposits	$ 317.6	$ 285.5
Government Bonds	592.7	651.9
Corporate debt securities	1,666.4	1,248.0

Subtotal	$ 2,576.7	$ 2,185.4
Common shares	$ 392.1	$ 297.8
Preferred shares	-	0.5
Finance premiums	104.8	80.9
Cash and cash equivalents	104.7	140.9

Total	$ 3,178.3	$ 2,705.5

The fair value of equity investments represented 12% of our investment portfolio at December 31, 2004 and 11% of our investment portfolio at December 31, 2003.

Investment results before the effect of income taxes were as follows:

For the year ended December 31,
(in millions of Canadian dollars)

	2004	2003

Average investments at cost	$ 2,902.0	$ 2,384.5
Investment income after expenses	$ 96.4	$ 78.4
Percent earned on average investments (annualized)	3.3%	3.3%
Net realized gains	$ 26.7	$ 55.0
Total realized yield	4.2%	5.6%
Change in unrealized investment gains	$ 21.2	$ 20.0
Total return yield	5.0%	6.4%

Our investment income, including net realized gains, was $123.1 million in 2004, compared to $133.4 in 2003. The percentages earned on average investments shown above compare with the Lehman Intermediate Aggregate Index of 3.7% and 7.2% for the Scotia Capital Overall Domestic Bond Index for the twelve months ended December 31, 2004.

The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated.

For the year ended December 31,
(in millions of Canadian dollars)

	2004	2003

Due in less than one year	$ 576.1	$ 605.5
Due after one through five year	1,487.2	1,155.0
Due after five through ten year	353.1	319.9
Due after ten years	160.3	105.0

Total	$ 2,576.7	$ 2,185.4

At December 31, 2004, 80% of our fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds have contractual maturities of five years or less.

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

As at December 31,

	2004	2003

Rating
AAA/Aaa	55.1%	60.5%
AA/Aa2	17.9%	17.6%
A/A2	24.2%	17.2%

Percentage rated A/A2 or better	97.2%	95.3%
BBB/Baa2	1.0%	2.1%
BB/Ba2	0.2%	0.3%
B/B2	0.1%	0.5%
CCC/Caa or lower, or not rated	1.5%	1.8%

Total	100.0%	100.0%

The following chart shows how the carrying value of our investment portfolio and cash flow from operations has grown over the last eight years.

	Investment Portfolio at Fair Value (in $millions)	Investment Portfolio Per Share Outstanding (in $'s)	Cash Flow Generated from Operations (in $millions)

1996	$ 190	$ 7.15	$ 45
1997	349	9.74	46
1998	625	17.40	63
1999	662	19.46	34
2000	780	22.91	93
2001	1,235	25.38	207
2002	2,111	43.27	600
2003	2,705	48.46	618
2004	3,178	56.54	505

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest, equity or currency exchange rates and prices. Our primary market risk exposures are to changes in interest rates and equity prices and we have a smaller exposure to changes in the Canadian to U.S. dollar foreign currency exchange rate.

Because most of our investment portfolio is comprised of fixed income securities which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

A measure used to estimate the extent market values change with changes in interest rates is duration. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $71.7 million, representing 2.8% of the $2,576.7 million fair value fixed maturity investment portfolio.

Fluctuations in value of our equity securities, representing approximately 12% of the fair value of the investment portfolio at December 31, 2004, due to changes in general economic or stock market conditions affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses.

We do not hedge any foreign currency exposure that may exist in the portfolio. Our U.S. operations generally hold investments in U.S. dollar denominated investments, and our Canadian operations in Canadian dollar investments.

With the exception of U.S. and Canadian government bonds, it is our policy to limit our investment concentration at each of our subsidiary companies in any one issuer or related groups to less than 5% of the subsidiary company’s investment portfolio.

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly installments. The insured pays an additional amount for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment default by the insured, we do not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific jurisdictions. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.

Many U.S. public companies include this income in computing their combined ratio and underwriting profit. Whereas, we consider our income from our premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2004, the balance of our financed premiums receivable was $104.8 million compared to $80.9 million at December 31, 2003. The fair value of financed premiums approximates their carrying amount.

Portfolio Monitoring

All of our investments are managed by professional, third-party investment management firms and we monitor their performance. We have engaged Conning Asset Management, Royal Bank of Canada (Caribbean) and J.Zechner Associates Inc. to oversee the majority of the fixed income investment portfolio. In addition, Burgundy Asset Management, Burgundy International Asset Management, Deans Knight Capital Management Limited, Marquest Investment Counsel, SFE Investment Counsel and Kingwest and Company have each been engaged to manage portions of our subsidiaries’ equity investment portfolio.

We comply with Statement of Financial Accounting Standards No. 115 related to Accounting for Certain Investments in Debt and Equity Securities and recognized losses on securities whose decline in market value was deemed to be other than temporary. Subsequent to the SEC issuance of Staff Accounting Bulletin 59 in 2001, however, we reviewed our policy for determining declines considered other than temporary against the guidance provided by the SEC and identified certain securities for which a write-down may have been appropriate, based on the more specific requirements. We disposed of those securities that fell into this category and recognized the loss. None of the capital losses realized in 2004, 2003 and 2002 were considered individually material as we limit the exposure to any one security through our investment policy.

We recognized charges of $1.7 million, $3.5 million and $6.5 million for investment value impairment that was considered other than temporary for the years ended December 31, 2004, 2003 and 2002, respectively.

We perform a comprehensive quarterly analysis of our investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures:

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

At December 31, 2004, and December 31, 2003, the gross unrealized losses amounted to $19.4 million and $14.4 million, respectively. The unrealized loss attributable to non-investment grade fixed income securities at December 31, 2004 and December 31, 2003 was nil and $0.7 million, respectively.

At December 31, 2004 and December 31, 2003, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no investment impairment provision was considered necessary. Common stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the respective holdings. In making our investment impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators (such as the price of oil when evaluating an oil and gas sector holding) and reviewed stock market trends.

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

The following table segregates the gross unrealized losses at December 31, 2004 and December 31, 2003 by security type or industry sector:

(in thousands of Canadian dollars)	December 31, 2004	December 31, 2003

Mortgage backed	$ (570)	$ (497)
Government	(6,490)	(4,729)
Provincial, State, Municipal	(25)	(193)
Financial Services	(4,018)	(3,206)
Energy	(1,031)	(647)
Telecommunications	(28)	(412)
Information Technology	(71)	(199)
Consumer Products	(1,011)	(1,628)
Metals & Mining	(92)	(37)
Industrials	(4,455)	(1,471)
Utilities	(85)	(313)
Media	(145)	(20)
Medical	(34)	(122)
Pharmaceuticals	(629)	(615)
Retail	(710)	(266)
Real Estate	999	(18)

Total	$(19,394)	$(14,373)

Provisions for Unpaid Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management, which we believe is one of our areas of expertise. We investigate the actual circumstances of the incident that gave rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten. The nature of non-standard automobile insurance typically requires more thorough claims management and, in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters, and, we may also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. We believe that effective claims management is fundamental to our operations.

We establish provisions for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and also unreported claims. Our provisions for unpaid claims are based on estimated liabilities on individual reported claims (case reserves), estimated provisions for claims that have not yet been reported and expected future development on case reserves; our provisions for unpaid claims also include an estimate of internal or unallocated claims adjustment expenses which we expect to incur in the future. The provisions for claims not yet reported and future development on existing case reserves are sometimes referred to as provisions for incurred but not reported claims (IBNR).

The following table shows the amounts of total case reserves and IBNR as at December 31, 2004 and 2003. During 2004 we significantly strengthened both reserves on individual claim files (case reserves) and our IBNR reserves. During 2004, our U.S. operations increased case reserves by 40%, IBNR by 2% and total reserves by 21% compared to December 31, 2003 and our Canadian operations also increased case reserves by 33%, IBNR by 49% and total reserves by 38%.

	2004	2003	% Increase

U.S. Operations (U$ in 000)
Case reserves	$620,819	$444,919	40%
IBNR	457,076	447,417	2%

Total unpaid claims	$1,077,895	$892,336	21%

Total (C$ in 000)	$1,295,630	$1,136,836

Canadian Operations
Case Reserves	$472,471	$356,328	33%
IBNR	262,348	176,570	49%

Total unpaid claims	$734,819	$532,898	38%

Consolidated unpaid claims	$2,030,449	$1,669,734	22%

The process for establishing the provisions for unpaid claims reflects the uncertainties and significant judgmental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and we are constantly refining our estimates. Factors affecting provisions for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions’ determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos, environmental or other products liability exposure. Our provisions for unpaid claims are not discounted to reflect the time value of expected future payouts of claims nor do they reflect any future investment income.

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

Once an amount for liabilities for unpaid claims is established by management, our independent appointed actuary reviews management’s methodologies, data and work papers to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reserve estimates. The provisions for unpaid claims established by each operating company are then consolidated for public reporting purposes. In accordance with actuarial standards, in the United States the independent actuary develops a range of reserve estimates and a recommended point estimate of reserves, and in Canada they develop a point estimate. The point estimate is intended to represent the independent actuary’s best estimate and will not typically be at the mid-point of the high and low estimates of their range.

The range of reserve estimates for unpaid claims for our U.S. subsidiaries established by our independent appointed actuary and the actual provision for unpaid claims on a gross basis for each of our operating companies were as follows:

(As of December 31, 2004 in millions of Canadian dollars)

	Low	High	Actual

U.S. Operations
Lincoln General Insurance Company	$ 804.1	$ 1,029.5	$ 913.5
Universal Casualty Insurance Company	42.1	56.2	52.7
American Service Insurance Company	70.8	85.7	78.9
American Country Insurance Company	131.6	157.2	144.4
U.S. Security Insurance Company	70.3	79.7	73.8
Southern United Fire Insurance Company	26.6	30.4	28.0
Kingsway Reinsurance Corporation (Barbados)	4.3	4.3	4.3

	$ 1,149.8	$ 1,443.0	$ 1,295.6
Canadian Operations
Kingsway General Insurance Company			$ 572.1
York Fire & Casualty Insurance Company			109.7
Jevco Insurance Company			53.0

Total Consolidated Provision for Unpaid Claims			$ 2,030.4

(As of December 31, 2003 in millions of Canadian dollars)

	Low	High	Actual

U.S. Operations
Lincoln General Insurance Company	$ 653.8	$ 832.6	$ 726.3
Universal Casualty Insurance Company	38.9	55.5	46.1
American Service Insurance Company	63.2	79.6	75.1
American Country Insurance Company	146.8	187.9	164.2
U.S. Security Insurance Company	76.7	87.4	81.3
Southern United Fire Insurance Company	34.6	41.8	37.1
Kingsway Reinsurance Corporation (Barbados)	6.7	6.7	6.7

	$ 1,020.7	$ 1,291.5	$ 1,136.8
Canadian Operations
Kingsway General Insurance Company			$ 420.5
York Fire & Casualty Insurance Company			63.5
Jevco Insurance Company			48.9

Total Consolidated Provision for Unpaid Claims			$ 1,669.7

Our policy is that to the extent that management’s estimates of reserve levels at our individual insurance subsidiaries are less than the point estimates recommended by our independent actuary, those reserve levels will be increased to levels that are no less than the recommended point estimate. Under Canadian actuarial practice the appointed actuary does not provide a range of reserve estimates, but provides a point estimate for estimated claims liabilities. At December 31, 2004 and December 31, 2003, each of our Canadian subsidiaries recorded at least 100% of the point estimate recommended by the independent appointed actuary.

The following table summarizes the provisions for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1994 through 2003 for our Canadian operations and at the end of years 1998 to 2003 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31, 2004.

as at December 31, 2004.

(In thousands of Canadian dollars, except percentages)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Unpaid claims - originally established
- end of year, gross	2,030,449	1,669,734	1,200,554	589,963	435,322	444,689	446,245	198,186	--	--	--
Less: Reinsurance recoverable on
unpaid losses	271,587	155,445	134,198	102,734	92,546	119,817	135,270	73,242	--	--	--
Unpaid claims - originally established
- end of year, net	1,758,862	1,514,289	1,066,356	487,229	342,776	324,872	310,975	124,944	65,142	24,322	16,987

Cumulative paid as of:
One year later		774,559	504,772	382,051	189,801	149,708	141,093	46,083	31,309	13,665	12,384
Two years later			862,914	438,175	301,411	239,178	217,108	74,479	42,108	19,404	18,633
Three years later				568,082	383,015	309,888	261,809	91,127	55,214	25,273	22,066
Four years later					445,670	352,025	306,748	108,391	60,230	31,738	25,456
Five years later						383,513	332,990	121,076	66,029	32,679	29,300
Six years later							349,304	125,577	68,543	35,884	29,051
Seven years later								129,322	71,209	37,419	31,068
Eight years later									72,215	35,870	32,515
Nine years later										35,245	30,393
Ten years later											29,668

Re-estimated liability as of:
One year later		1,582,071	1,263,139	588,308	377,592	329,069	306,377	112,075	62,022	27,705	22,776
Two years later			1,389,197	677,729	423,371	346,548	309,629	114,922	65,122	27,467	25,628
Three years later				743,638	478,184	367,951	318,226	117,759	66,368	31,707	25,580
Four years later					505,042	399,910	333,109	122,578	66,508	32,254	27,589
Five years later						407,891	345,749	129,697	68,570	32,745	28,243
Six years later							352,831	135,544	71,720	34,050	28,225
Seven years later								137,510	74,315	36,520	28,892
Eight years later									64,308	36,000	32,248
Nine years later										27,345	30,239
Ten years later											30,239
As at December 31,
2004: Cumulative
(redundancy) deficiency		67,282	332,841	256,409	162,266	83,019	41,856	12,566	(834)	3,023	13,252

Cumulative (redundancy)
deficiency as a % of reserves
originally established		4.48%	30.28%	52.63%	47.34%	25.55%	13.46%	10.06%	-1.28%	12.43%	78.01%
Re-estimated liability - gross		1,764,229	1,564,114	744,010	582,806	513,489	501,220	202,797	--	--	--
Less: Re-estimated
reinsurance recoverable		182,158	174,917	372	77,764	105,598	148,390	65,287	--	--	--
Re-estimated liability - net		1,582,071	1,389,197	743,638	505,042	407,891	352,831	137,510	--	--	--
Cumulative (redundancy)
deficiency-gross		94,495	363,560	154,047	147,483	68,800	54,975	4,611	--	--	--

% of reserves originally
established		5.66%	30.28%	26.11%	33.88%	15.47%	12.32%	2.33%	--	--	--

The foregoing table presents the development of unpaid claims liabilities reflected on our balance sheets as at each year end December 31, 1994 through December 31, 2004. The top line of the table presents the estimated liability for unpaid claims recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported. The table also presents the re-estimated liabilities for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2003. Information related to gross unpaid claims development is not available for years 1996 and prior.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the payments required for claims still open or claims still unreported. Favourable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavourable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined.

The table presents the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year and the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2004, we had paid $129.3 million of the currently estimated $137.5 million of claims that had been incurred through the end of 1997; thus an estimated $8.2 million of losses incurred through 1997 remain unpaid as of the current financial statement date.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1994 have developed adversely by $13.3 million over the ten subsequent years and unpaid claims at December 31, 1995 have developed adversely by $12.6 million over the seven subsequent years. The effects on income during the past three years due to changes in estimates of unpaid claims is shown in note 8(b) to the Consolidated Financial Statements as the “prior years”contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2004, but incurred in 1999, will be included in the cumulative development amounts for years 1999, 2000, 2001, 2002 and 2003. In addition, the deficiency identified during the year 2004 of $67.8 million was attributable to unpaid claims as at December 31, 2003 for unpaid claims for the year 2003 and all prior years. There was a redundancy of $58.3 million related to claims occurring in accident year 2003 and deficiencies of $60.1 million related to claims occurring in accident year 2002, $38.1 million to claims in 2001, $14.9 million to claims occurring in 2000 and $12.9 million to claims occurring in 1999 and prior years.

The following table is derived from the unpaid claims re-estimates table above and summarizes the effect of re-estimates, net of reinsurance, on calendar year operations for the nine-year period ended December 31, 2004. The first number in each row details the amount of reserve re-estimates included in the indicated calendar year and shows the accident year to which the re-estimates apply.

(in millions of Canadian dollars)

By Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & Prior

By Calendar Year
2004	(67,782)	(58,276)	60,149	38,108	14,939	7,115	3,490	1,829	286	142
2003		(196,783)	107,362	34,608	22,854	19,318	6,794	3,252	3,115	(520)
2002			(101,079)	55,301	24,374	6,521	7,765	3,969	680	2,469
2001				(33,874)	13,695	8,483	6,878	2,757	757	1,304
2000					3,386	(6,651)	428	2,697	(351)	491
1999						6,377	(9,224)	1,601	699	547
1998							12,869	(15,969)	(1,140)	4,240
1997								3,120	(3,358)	238
1996									(3,383)	3,383

Total	(67,782)	(255,059)	66,432	94,143	79,248	41,163	29,000	3,256	(2,695)	12,294

Combined Ratio
as reported	97.8%	101.4%	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%	95.6%
Net reserve re-estimates	(2.9)%	(10.7)%	3.8%	10.8%	14.7%	9.2%	9.2%	1.9%	(2.5)%
Accident year combined ratio	94.9%	90.7%	103.6%	109.9%	115.7%	111.8%	103.1%	97.7%	93.1%

The following table shows the effect of these re-estimates on our Canadian and U.S. operations combined ratios:

By Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996

Canadian Operations
Combined ratio
as reported	97.9%	111.8%	108.4%	103.1%	101.8%	104.8%	92.0%	95.8%	95.6%
Net reserve re-estimates	(6.0)%	(24.9)%	(0.3)%	11.2%	24.9%	17.3%	15.9%	1.9%	(2.5)%
Accident year combined ratio	91.9%	86.9%	108.1%	114.3%	126.7%	122.1%	107.9%	97.7%	93.1%

By Accident Year	2004	2003	2002	2001	2000	1999	1998

U.S. Operations
Combined ratio
as reported	97.9%	98.3%	97.2%	96.8%	100.9%	100.6%	97.0%
Net reserve re-estimates	(1.7)%	(6.4)%	5.1%	10.5%	5.7%	2.2%	(1.3)%
Accident year combined ratio	96.0%	91.9%	102.3%	107.3%	106.6%	102.8%	95.7

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.

	Liability for Unpaid Claims December 31,

Line of Business	2004	2003

	(in thousands of Canadian dollars)
Non-Standard Auto	$ 595,006	$ 518,423
Standard Auto	96,954	55,856
Commercial Auto	221,169	187,363
Trucking	745,410	567,326
Motorcycle	80,078	56,521
Property & Liability	239,754	223,775
Other	52,078	60,470

Total	$2,030,449	$1,669,734

	Liability for Unpaid Claims– Net of Reinsurance Recoverables December 31,

Line of Business	2004	2003

	(in thousands of Canadian dollars)

Non-Standard Auto	$ 552,950	$ 509,606
Standard Auto	92,702	50,801
Commercial Auto	212,636	178,389
Trucking	624,578	518,242
Motorcycle	60,049	44,434
Property & Liability	171,624	165,876
Other	44,323	46,941

Total	$1,758,862	$1,514,289

These increases (decreases) in prior year incurred claims, net of reinsurance, for the years ended December 31, 2004, 2003 and 2002 were $67.8 million, $196.8 million and $101.1 million, respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

	Year Ended December 31, 2004 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

1999 and prior	$ 2,118	$ 1,679	$ 411	$ 6,641	$ 1,149	$ 864	$ 12,862
2000	563	2,303	1,041	8,833	315	1,884	14,939
2001	3,402	9,606	1,907	19,126	1,555	2,512	38,108
2002	305	36,865	1,546	16,809	(2,791)	7,415	60,149
2003	(6,766)	(10,331)	(2,982)	(28,734)	(9,519)	56	(58,276)

Total	$ (378)	$ 40,122	$ 1,923	$ 22,675	$(9,291)	$12,731	$ 67,782

	Year Ended December 31, 2003 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

1998 and prior	$ 152	$ 3,531	$ 1,224	$ 6,045	$ 1,958	$ (269)	$ 12,641
1999	278	821	1,623	13,614	2,102	880	19,318
2000	1,929	1,732	4,875	11,719	2,253	346	22,854
2001	394	14,547	2,648	18,642	1,908	(3,531)	34,608
2002	(766)	11,813	3,327	60,346	7,817	24,825	107,362

Total	$ 1,987	$32,444	$13,697	$110,366	$16,038	$ 22,251	$196,783

	Year Ended December 31, 2002 (in thousands of Canadian dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

1997 and prior	$ 3,210	$ (487)	$ (108)	$ 4,402	$ 104	$ (3)	$ 7,118
1998	(71)	3,346	2,675	1,068	614	133	7,765
1999	396	1,177	1,692	2,212	1,036	8	6,521
2000	1,864	3,107	6,096	13,654	173	(520)	24,374
2001	336	4,575	6,051	42,981	1,385	(27)	55,301

Total	$ 5,735	$ 11,718	$ 16,406	$64,317	$3,312	$(409)	$101,079

The results for the years ended December 31, 2004, 2003 and 2002 were adversely affected by the evaluation of unpaid claims related to prior years that identified a net deficiency of $67.8 million, $196.8 million and $101.1 million, respectively related to claims incurred during prior years.

The following table shows the sources of the prior years’ development in the U.S. and Canada by line of business.

Increase (decrease) in claims incurred for unpaid claims arising from prior periods net of External Reinsurance
For the year ended December 31

	2004	2003	2002

(in millions of Canadian dollars)
United States Operations
Trucking	$ 31.1	$ 18.4	$ 14.2
Southern United non-standard automobile	5.2	4.9	16.3
Commercial automobile	4.2	15.3	1.7
Lincoln General non-standard automobile	3.8	21.1	1.3
Florida non-standard automobile	0.8	19.2	9.5
Other	(16.6)	13.9	(7.7)

Subtotal U.S. operations	$ 28.5	$ 92.8	$ 35.3

Canadian Operations
Alberta non-standard automobile	$ 20.0	$ 34.5	$ 16.3
Commercial automobile	9.6	18.6	8.7
Trucking	9.0	14.0	6.4
Ontario private passenger automobile	5.9	32.8	26.4
Other	(5.2)	4.1	8.0

Subtotal Canadian operations	$ 39.3	$ 104.0	$ 65.8

Total increases in claims incurred
for unpaid claims
arising from prior periods	$ 67.8	$ 196.8	$ 101.1

United States Operations

Long-Haul Trucking

At December 31, 2004 and 2003 the provision for unpaid claims for our U.S. long-haul trucking business was $583.0 million, and $453.5 million, respectively. Adverse development related to long-haul trucking business in the U.S. was $31.1 million for the year ended December 31, 2004 compared to $18.4 million in 2003. Development was experienced at Lincoln General on mainly terminated programs on the trucking liability line of business for accident years 2002 and 2001. This development was the result of reserve strengthening in the current year for prior years due to the availability of more recent trends in loss settlement patterns that was not available at year end 2003.

Commercial Automobile

At December 31, 2004 and 2003 the provision for unpaid claims for our U.S. commercial automobile business was $160.9 million, and $143.0 million, respectively. Adverse development related to commercial automobile in the U.S. was $4.2 million for the year ended December 31, 2004 compared to $15.3 million in 2003. During 2003 we carried out a more extensive analysis of both internal and external data to determine appropriate levels of indemnity and allocated loss adjustment expenses for our taxi business. We now incorporate a more extensive analysis of both internal and external data as well as redefining the internal costs to be allocated to loss adjustment expenses.

Non-Standard Automobile

Lincoln General experienced adverse development on its non-standard automobile programs of $3.8 million in 2004 and $21.1 million in 2003. The adverse development was primarily related to the trend of liability settlements in the California market. Adverse development related to Florida non-standard auto business was $0.8 million for the year ended December 31, 2004 compared to $19.2 million for 2003. In 2003, the increase in personal injury protection litigation in Florida gave rise to increased estimates for allocated loss adjustment expenses. The increase in litigation was caused in part by plaintiffs’ attorneys bringing separate actions for each clinic or claimant, rather than consolidating cases, and by delays in claims handling due to difficulty in hiring enough qualified claims adjusters. The staffing issues were alleviated in 2003.

Canadian Operations

Alberta Non-Standard Automobile

Alberta non-standard automobile business contributed $20.0 million of the prior years’ claims development in 2004, compared to $34.5 million in 2003. An increase in average reserves due to the continued escalation in bodily injury claim settlements as well as the standardization of our reserving methodology was the reason for the adverse claims development in 2003 and 2004 in Alberta, where we increased existing case reserves based on actual settlement patterns.

Ontario Private Passenger Automobile

Ontario automobile business contributed $5.9 million of the prior years’ claims development in 2004, an improvement over the $32.8 million in 2003. The increase in fraudulent claims, the erosion of the tort threshold and accelerating health cost inflation contributed to the required increase in claims liabilities related to prior years. Beginning in 2002, we revised our reserve methodology to react to the changing claims settlement environment. Although our average claims reserves at December 31, 2004 exceeded our average settlements in 2004, we expect claim settlements to approximate our current reserving position in the future.

Trucking and Commercial Automobile

Trucking and commercial automobile business contributed $18.6 million of development in 2004, an improvement over the $32.6 million reported in 2003. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased to reflect this pattern of settlement. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

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

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $500,000 in Canada and US$500,000 in the United States with respect to property claims and $2.5 million in Canada and US$1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $5.0 million per occurrence to a maximum coverage of $150.0 million, and in the United States to US$2.0 million per occurrence to a maximum coverage of US$20.0 million. Our net exposure for Canadian automobile business claims is $2.5 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than US$40,000 per occurrence, depending on the state.

On April 1, 2004, the Company entered into two quota share reinsurance arrangements in Canada and the United States. These were taken out with reinsurers rated A+ or better by A.M. Best. Under both treaties, the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage. These treaties have increased the reinsurance ceded in 2004 by $252.9 million or 9.7% of gross premiums written, and decreased net income for the year ended December 31, 2004 was $4.8 million. Overall, the cost of our external reinsurance represented 5.4% of gross premiums written for the year ended December 31, 2002, 4.5% for the year ended December 31, 2003 and 13.2% for the year ended December 31, 2004.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2004, we had $313.0 million recoverable from third party reinsurers and other insurers. At December 31, 2004, 93% of the receivables were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recoverable, and a provision for uncollectable reinsurance is recorded, if needed. The following table summarizes the composition of the recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts amounts due from reinsurers at December 31, 2004, by the rating as assigned by A.M. Best to the applicable reinsurers.

A.M. Best Rating	December 31, 2004

A++	21.2%
A+	31.5%
A	31.3%
A-	9.0%
B++/B+/B/B-	6.3%
C++u/C	0.1%
Not Rated	0.6%

Total	100.0%

Results of Operations

For the years ended December 31, 2004 and 2003

Gross Premiums Written

During the year ended December 31, 2004, premiums written were $2.61 billion and were $2.64 billion in 2003. For the year ended December 31, 2004, gross premiums written for our U.S. operations were $1.85 billion, a decrease of 7% from 2003, and for our Canadian operations were $760.7 million, an increase of 16% over 2003. The effect of fluctuations in currency exchange rates reduced reported levels of gross premiums written for the U.S. operations by $144.2 million or 7% for the year ended December 31, 2004 compared to 2003.

For the year ended December 31, 2004, gross premiums written from trucking and commercial automobile decreased slightly to $1.07 billion, from $1.10 billion in 2003. Gross premiums written from non-standard automobile decreased to $921.1 million compared with $966.1 million in 2003.

The amount of premium rate increases for trucking and non-standard automobile moderated in 2004. We experienced more competitive conditions in Florida and South Carolina where gross premiums declined by 15% to $271.2 million and 35% to $52.9 million, respectively. In Ontario favourable market conditions together with rate increases implemented during 2003 led to an increase of 47% in gross premiums written to $447.1 million. Political interference, including rate freezes and premium roll-backs, caused us to reduce our gross premiums written in Alberta by 4% to $141.2 million in 2004.

Net Premiums Written

Net premiums written decreased 10% to $2.26 billion compared with $2.52 billion for the year ended December 31, 2003 as a result of lower levels of gross premiums written and an increase in the percentage ceded to reinsurers. Net premiums written from our U.S. operations decreased 15% to $1.62 billion compared with $1.90 billion in the year ended December 31, 2003. Net premiums written from our Canadian operations increased 6% to $650.7 million compared with $615.9 million for the year ended December 31, 2003.

Net Premiums Earned

Net premiums earned decreased 3% to $2.31 billion for the year ended December 31, 2004, compared with $2.38 billion for 2003. For our U.S. operations, net premiums earned decreased 9% to $1.66 billion in the year ended December 31, 2004 compared with $1.83 billion in 2003, and for our Canadian operations increased by 18% to $652.4 million compared with $554.3 million in 2003.

Investment Income

Investment income increased to $96.4 million compared with $78.4 million for the year ended December 31, 2003. The fair value of the investment portfolio has grown by 17% since the beginning of 2004 due to positive cash flow from operations and capital raised. Our annualized investment yield for the year ended December 31, 2004 has remained stable at 3.3% compared to 2003.

Net Realized Gains

Net realized gains amounted to $26.7 million in the year ended December 31, 2004 compared with net realized gains of $55.0 million in 2003. The majority of these gains were realized from the disposal of equity investments, which in 2003 included the disposal of an investment in USA Insurance Group amounting to $18.8 million. Net unrealized gains increased to $73.7 million at December 31, 2004 compared to $52.5 million at December 31, 2003.

Claims Incurred

We conducted detailed claim file reviews throughout our Canadian and U.S. operations during 2003 and 2004 to determine the adequacy of case reserving. Revised guidelines have been established for setting reserves for many of our lines, including bodily injury and accident benefit claims in all provinces of Canada which were responsible for a significant portion of the claims development experience in the prior years. As a result of these initiatives, consolidated case reserves were increased 32% during 2004 and IBNR was increased 9%. Overall, unpaid claims have increased 22% while levels of unearned premium reserves have remained flat during 2004.

Our claims ratio for 2004 was 70.8%, compared to 74.3% for 2003. The claims ratio for our U.S. operation was 70.3%, compared with 71.5% for 2003. The claims ratio for our Canadian operations were 72.2% compared to 83.7% for 2003. The results for 2004 and 2003 reflect increases in provisions for unpaid claims occurring prior to December 31, 2003 and December 31, 2002, respectively. These increases amounted to approximately $67.8 million, which increased the claims ratio by 2.9% for 2004, compared to $196.8 million and 8.3%, respectively, for 2003.

For our U.S. operations, prior years’ claims development increased the claims incurred by $28.5 million, a 1.7% increase to the claims ratio, in 2004 compared to $92.8 million, a 5.1% increase to the claims ratio in 2003. In 2004, the source of the prior years’ development in the U.S. operation was primarily long haul trucking on terminated programs ($31.1 million). We adjusted our initial loss development factors on a number of our programs to reflect actual loss trends experienced in 2003 and these new loss development factors will be used in the prospective reserving process.

For our Canadian operations, prior years’ claims development increased the claims incurred by $39.3 million, a 6.0% increase to the claims ratio, in 2004 compared to $103.9 million, an 18.8% increase to the claims ratio, in 2003. Kingsway General’s Alberta non-standard automobile business contributed $20.0 million of the prior years’ claims development in 2004, compared to $34.5 million in 2003. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in both 2003 and 2004 for Alberta non-standard automobile, where we increased existing case reserves based on actual settlement patterns. Our Ontario private passenger automobile business contributed $5.9 million of the prior years’ claims development in 2004, compared to $32.8 million in 2003. Continued health care cost inflation and bodily injury award increases beyond expected levels required reserve levels to be increased on open files for Ontario non-standard automobile on average by approximately 22% in 2004. Our Canadian trucking business contributed $9.0 million to the 2004 prior years’ claims development, compared to $14.0 million in 2003. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased in 2004 to reflect this pattern of settlement. Our commercial automobile business in Canada contributed $9.6 million of the prior years’ claims development in 2004 compared to $18.6 million in 2003. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

Underwriting Expenses

Our expense ratio for 2004 improved to 27.0% compared to 27.1% in 2003. The expense ratio for our Canadian operations for 2004 was 25.7%, compared to 28.1% in 2003 and the expense ratio for our U.S. operations was 27.4% and 26.8%, respectively, in 2004 and 2003.

Combined Ratio

The combined ratio improved to 97.8% compared with 101.4% in 2003, which produced a record underwriting profit of $51.3 million compared with an underwriting loss of $33.9 million in 2003. For 2004, our U.S. operations combined ratio was 97.7% (98.3% in 2003) and for our Canadian operations combined ratio improved to 97.9% (111.8% in 2003). The improvement in the combined ratio is a result of less adverse development experienced in 2004 thereby lowering the loss ratio and the lower commission rates paid to brokers in Canada. The combined ratio increased by 2.9% and 8.3% for the year ended December 31, 2004 and 2003, respectively, due to prior year claims development. For our U.S. operations prior year claims development increased the combined ratio by 1.7% in 2004 and 5.1% in 2003, and for the Canadian operations by 6.0% in 2004 and 18.8% in 2003. Assessments from the residual market (Facility Association) resulted in an increase to underwriting profit of $4.8 million in 2004 and an increase in our underwriting loss of $6.3 million in 2003 which also decreased the Canadian operations combined ratio by 0.7% in 2004 and increased the Canadian operations combined ratio by 1.1% in 2003.

Interest Expense

Interest expense for 2004 was $27.5 million, compared to $21.0 million in 2003, reflecting the increased borrowings used to support the growth in operations.

Net Income and Earnings Per Share

Income before income taxes for 2004 increased by 88% to $146.2 million, compared to $77.6 million in 2003. Net income for 2004 was $131.0 million, a 54% increase over the $85.3 million reported for 2003. Diluted earnings per share were $2.32 for 2004, an increase of 43% over the $1.62 for 2003. The improvement in net income is the result of improvement in the combined ratio in both Canadian and U.S. operations.

Currency Translation

We report our results in Canadian dollars whereas we have a significant part of our operations denominated in U.S. dollars. During 2003 and 2004 the Canadian dollar appreciated significantly against the U.S. dollar which impacted our reported results. Currency translation reduced gross premiums written by $144.2 million, net premiums earned by $124.2 million, investment income by $5.1 million, net income by $7.0 million and earnings per share by $0.12 compared to the same translation rates prevailing in 2003. Effective January 1, 2005 we will commence reporting our financial results in U.S. dollars.

Book Value Per Share and Return on Equity

For 2004, shareholders’ equity was reduced by $39.7 million ($105.4 million in 2003) and book value per share by $0.71 (2003 — $1.88) or 5% (2003 — 18%) as a result of the unrealized currency translation adjustment on the conversion of the investment in the U.S. operations into Canadian dollars. Despite this adjustment, book value per share increased by 13% to $14.25 from $12.63 at December 31, 2003. Our return on equity was 17.4% for 2004 compared to 12.9% in 2003.

Balance Sheet

Total assets as at December 31, 2004 grew to $4.23 billion, compared to $3.6 billion as at December 31, 2003. The investment portfolio, including cash increased to $3,104.5 million (fair value $3,178.3 million), compared to $2,652.9 million (fair value $2,705.5 million) as at December 31, 2003. The fair value of the investment portfolio per share outstanding increased 17% to $56.54 compared to $48.46 as at December 31, 2003. Net unrealized gains on the investment portfolio were $73.7 million ($1.31 per share outstanding) at December 31, 2004 compared to $52.5 million ($0.94 per share) at December 31, 2003.

Results of Operations

For the years ended December 31, 2003 and 2002

Gross Premiums Written

During the year ended December 31, 2003, premiums written increased by 24% to $2.64 billion compared to $2.12 billion in 2002. For the year ended December 31, 2003, gross premiums written for our U.S. operations were $1.98 billion, an increase of 21% over 2002, and for our Canadian operations were $654.9 million, an increase of 33% over 2002. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $234.8 million or 11% for the year ended December 31, 2003 compared to 2002.

For the year ended December 31, 2003, gross premiums written from trucking and commercial automobile increased 31% to $1.10 billion compared to $844.4 million in 2002. Gross premiums written from non-standard automobile increased 17% to $966.1 million in 2003 compared to 2002. Increased premium rates and firming market conditions continue to be prevalent in all of our geographic locations. We continued to experience both volume growth and rate increases for both trucking lines and non-standard automobile in most of our markets, with the exception of Ontario and metropolitan Chicago where rate increases led to a reduction in volume.

Net Premiums Written

Net premiums written increased 25% to $2.52 billion compared with $2.01 billion for the year ended December 31, 2002 as a result of higher levels of gross premiums written and a reduction in the percentage ceded to reinsurers. Net premiums written from our U.S. operations increased 23% to $1.90 billion compared with $1.55 billion in the year ended December 31, 2002. Net premiums written from our Canadian operations increased 33% to $615.9 million compared with $463.0 million for the year ended December 31, 2002.

Net Premiums Earned

Net premiums earned increased 37% to a record $2.38 billion for the year ended December 31, 2003, compared with $1.74 billion for 2002. For our U.S. operations, net premiums earned increased 38% to $1.83 billion in the year ended December 31, 2003 compared with $1.32 billion in 2002, and for our Canadian operations increased by 33% to $554.3 million compared with $415.2 million in 2002. Net premiums earned increased due to the growth in written premiums in 2002 and 2003 and the strategy of shortening the policy duration of most of our non-standard automobile business to six month policy terms. In a rising rate environment, shorter policy terms lead to an acceleration of the benefit of rate increases.

Investment Income

Investment income increased to $78.4 million compared with $64.9 million for the year ended December 31, 2002. The fair value of the investment portfolio increased by 28% since the beginning of 2003 due to positive cash flow from operations and capital raised. This growth was accomplished in a declining interest rate environment with new funds being invested primarily in short-term fixed income products. Our annualized investment yield for December 31, 2003 declined to 3.3% compared to 3.9% in 2002 reflecting the trend in short-term interest rates.

Net Realized Gains

Net realized gains amounted to $55.0 million in the year ended December 31, 2003 compared with net realized gains of $16.3 million in 2002. The majority of these gains were realized from the disposal of equity investments, including the disposal of an investment in USA Insurance Group which amounted to $18.8 million. As a result of our increased investment in common shares during 2003 and improved market performance, net unrealized gains increased to $52.5 million at December 31, 2003 compared to $32.6 million at December 31, 2002. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would question the issuer’s ability to satisfy their debt obligations).

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

For our U.S. operations, prior years’ claims development increased the claims incurred by $92.8 million, a 5.1% increase to the claims ratio, in 2003 compared to $35.3 million, a 2.7% increase to the claims ratio in 2002. In 2003, the source of the prior years’ development in the U.S. operation was primarily split between long haul trucking ($18.4 million), and non-standard auto ($45.2 million). Our program managers non-standard automobile business represented $21.1 million of the total U.S. operations prior years’ claims development in 2003 compared to $1.3 million in 2002. We adjusted our initial loss development factors on a number of our programs to reflect actual loss trends experienced in 2003 and these new loss development factors will be used in the prospective reserving process. Florida non-standard auto contributed $19.2 million of the adverse development in 2003, compared to $9.5 million in 2002. Continued cost escalation of loss adjusting expenses and an increase in the number of files litigated in Florida non-standard auto required upward adjustments to open claims reserves for both the current and prior years.

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

Underwriting Expenses

Our expense ratio for 2003 improved to 27.1% compared to 28.4% in 2002. The expense ratio for our Canadian operations for 2003 was 28.1%, compared to 30.1% in 2002 and the expense ratio for our U.S. operations was 26.8% and 28.0%, respectively, in 2003 and 2002. In order to be more consistent with industry practice and the treatment of expenses on program managed business, effective October 1, 2002, we initiated the deferral of underwriting and marketing costs relating to the acquisition of premiums on all of our business, where previously such deferral was applied only to our program managed business. The impact of this change was an increase in net income of $7.4 million for 2003 compared to $4.2 million in 2002.

Combined Ratio

The combined ratio deteriorated to 101.4% compared with 99.8% in 2002, which produced an underwriting loss of $33.9 million compared with an underwriting profit of $2.6 million in 2002. For 2003, our U.S. operations combined ratio was 98.3% (97.2% in 2002) and for our Canadian operations combined ratio increased to 111.8% (108.4% in 2002). The combined ratio increased by 8.3% and 5.8% for the year ended December 31, 2003 and 2002, respectively, due to prior year claims development. For our U.S. operations prior year claims development increased the combined ratio by 5.1% in 2003 and 2.7% in 2002, and for the Canadian operations by 18.8% in 2003 and 15.9% in 2002. Assessments from the residual market (Facility Association) were $6.3 million in 2003 and $1.4 million in 2002 which also increased the Canadian operations combined ratio by 1.1% in 2003 and 0.3% in 2002.

Interest Expense

Interest expense for 2003 was $21.0 million, compared to $12.3 million in 2002, reflecting the issuance of $78.0 million in senior unsecured debentures in December 2002 and several private placements of 30-year floating rate subordinated debentures in the U.S. totaling $116.0 million.

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

Balance Sheet

Total assets as at December 31, 2003 grew to $3.63 billion, compared to $2.98 billion as at December 31, 2002. The investment portfolio, including cash increased to $2,652.9 million (fair value $2,705.5 million), compared to $2,078.7 million (fair value $2,111.25 million) as at December 31, 2002. The fair value of the investment portfolio per share increased 12% to $48.46 compared to $43.27 as at December 31, 2002. Unrealized gains on the investment portfolio were $52.5 million (94 cents per share outstanding) at December 31, 2003 compared to $32.6 million (67 cents per share) at December 31, 2002.

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations, including dividends, as they fall due. The cash requirements on the declared quarterly dividend payment to shareholders of five cents per share are approximately $2.8 million based on the number of shares outstanding as at December 31, 2004. The dividend will be paid on March 31, 2005. We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

Net cash provided from the growth in operations in 2002 was $600.4 million, in 2003 was $617.9 million and in 2004 was $505.2 million which significantly increased our investment portfolio. Net cash provided by financing activities in 2002 was $129.5 million, in 2003 was $229.4 million and in 2004 was $83.7 million.

Float

Insurance companies receive premiums well before claims are paid to policyholders. This timing difference generates a float on which the Company has an opportunity to earn investment income. The float is calculated by subtracting amounts due from reinsurers and other insurers and deferred policy acquisition costs from unpaid claims, unearned premiums and funds withheld payable to reinsurers.

The table below shows the float, split between Canadian and U.S. operations at the end of each of the last five years:

as at December 31 (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total

2004	$802,823	$1,601,112	$2,403,935
2003	650,506	1,451,454	2,101,960
2002	410,870	1,222,691	1,633,561
2001	300,031	486,873	786,904
2000	258,534	279,019	537,553

An underwriting profit reflects the benefit, in addition to investment income earned, of the float in that year. An underwriting loss reflects the cost of the float in that year. Beginning in the year 2002, through to the end of 2004, the underwriting gain was $20.0 million during that period and over the same three year period the float increased $1.62 billion to $2.40 billion at no cost.

The following is a description of our various financing arrangements.

Bank Indebtedness

In February 1999, we entered into a US$100 million five-year fixed term unsecured credit facility at a fixed rate of LIBOR plus a spread which varied with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever was higher, for the term of the facility. This facility matured and was fully repaid in March 2004. The interest rate swap contracts also matured in March, 2004.

In May 2002, we entered into a $66.5 million 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. The facility was renewed in May 2003.

In March 2004 we entered into a $150 million revolving credit facility with Canadian Imperial Bank of Commerce, LaSalle Bank National Association and The Bank of Nova Scotia which replaced the US$100 million and $66.5 million facilities. The debt is guaranteed by Kingsway America and had a maturity date of March 4, 2005. In December 2004 the maturity of the facility was further extended to March 3, 2006. The credit facility contains numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. The facility also requires us to maintain specified financial ratios. As of December 31, 2004, the effective interest rate was approximately 4%, we were in compliance with all of the covenants of this credit facility and we had approximately $72.0 million outstanding.

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

U.S. Senior Note Offering

In January 2004 Kingsway America Inc. issued US$100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by Kingsway Financial. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. Approximately US$60 million was used to repay existing bank indebtedness and the remainder will be used for general corporate purposes. In March 2004 an additional US$25 million of these senior note were issued. The proceeds from this reopening were used to repay existing bank indebtedness.

Subordinated Debt

Between December 2002 and December 2003, Kingsway America issued US$90.5 million in 30-year subordinated deferrable interest debentures in six private placement transactions. This subordinated debt is described in more detail in the contractual obligations table and note thereto set forth below.

Contractual Obligations

Our provision for unpaid claims do not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in the table below. The exact timing of the payment of claims cannot be predicted with certainty. We maintain an investment portfolio with varying maturities and a substantial amount of short-term investments to provide adequate cash flows for the payment of claims. The unpaid claims in the table below have not been reduced for amounts recoverable from reinsurers.

	Payments Due by Period
(in thousands of Canadian dollars)	2005	2006	2007	2008	2009	Thereafter	Total

Contractual Obligations
Bank indebtedness	$ 72,002	$ --	$ --	$ --	$ --	$ --	$ 72,002
Senior unsecured
debentures	--	--	78,000	--	--	150,250	228,250
Subordinated
indebtedness(1)	--	--	--	--	--	108,781	108,781
Unpaid claims	1,035,529	487,308	182,740	81,218	40,609	203,045	2,030,449

Total	$1,107,531	$487,308	$260,740	$81,218	$40,609	$462,076	$2,439,482

(1.)	Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued US$90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. These debentures are unconditionally guaranteed by Kingsway Financial. The floating rate debenture issued by Kingsway America and Kingsway Financial’s guarantee of all debentures will rank junior to the senior notes issued by Kingsway America and the guarantee thereof by Kingsway Financial. The net proceeds to the Company were $95,613,000 in 2003 and $22,198,000 in 2002 after deducting expenses of $6,273,000 and $1,438,000, respectively. The proceeds were used to increase the capital of our U.S. insurance subsidiaries.

As of December 31, 2004, we have had approximately $409.0 million of total indebtedness. This compares with $347.9 million as at December 31, 2003 and $272.0 million as at December 31, 2002. The total amount of our debt service obligations in 2005 is expected to be approximately $27.4 million. Kingsway America’s payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway Financial.

Capital Resources

In Canada, property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at December 31, 2004, each of the Canadian subsidiaries had capital equal to or greater than 200% of the MCT. See the table below for a company by company analysis.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. As a minimum, the NAIC requires that capital and surplus exceed the regulatory minimum by 200% of the authorized control level. As at December 31, 2004, the average statutory capital and surplus was 3.7 times the authorized control level for our U.S. subsidiaries. See the table below for a company by company analysis.

Capital Resources	As at December 31, 2004

Canadian Insurance Subsidiaries	MCT(%)
Kingsway General	200
York Fire	362
Jevco	223
U.S. Insurance Subsidiaries	RBC(%)
Lincoln General	350
Universal Casualty	480
American Service	410
American Country	250
Hamilton Group	330
Southern United	1,310

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As of December 31, 2004, the capital maintained by Kingsway Reinsurance Corporation was 340% or $275.1 million in excess of the regulatory requirements in Barbados. As of December 31, 2004, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was 135% or $12.3 million in excess of the regulatory requirements in Bermuda.

Based on the various regulatory restrictions outlined above, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $358.3 million.

Off-Balance Sheet Financing

We do not engage in any off-balance sheet financing arrangements.

Standard & Poor’s Rating of Kingsway Financial’s Counterparty Credit and Senior Unsecured Debt

On January 29, 2004, Standard & Poor’s issued its rating of “BBB-” on the US$100 million of our senior notes due 2014 issued in January 2004. On March 8, 2004, Standard & Poor’s issued its rating of “BBB-” on an additional US$25 million of our senior notes due 2014 issued in March 2004.

On March 17, 2005 Standard and Poor’s Rating services reaffirmed its counterparty and senior unsecured debt credit ratings on Kingsway Financial of “BBB-” with a stable outlook.

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

On February 3, 2004, DBRS issued its rating of “BBB” with a stable outlook on US$100 million of our senior notes issued in January 2004. On March 9, 2004, DBRS issued its rating of “BBB” with a stable outlook on an additional US$25 million of our senior notes issued in the private offering completed in March 2004.

On December 23, 2004, DBRS reaffirmed the Company’s financial strength rating of “BBB” with a stable outlook.

Impact of Ratings Changes

We would expect that a downgrade in our rating by either Standard & Poor’s or DBRS would have a negative impact on our business, such as causing an increase in the interest rate on our bank credit facility.

Shareholders’ Equity

As a result of our profitability, shareholders’ equity increased to $801.1 million at December 31, 2004 compared to $705.0 million at December 31, 2003. During 2004 and 2003, shareholders’ equity was negatively impacted by the unrealized currency translation adjustment of our U.S. dollar denominated net assets into Canadian dollars amounting to $39.6 million and $105.4 million, respectively. Book value per share outstanding was $14.25 per share at December 31, 2004, an increase of 13% compared to $12.63 per share at December 31, 2003. Book value per share at December 31, 2004 and December 31, 2003 was reduced by $0.71 and $1.88, respectively or 5% and 18%, respectively, due to the unrealized currency translation adjustment of our U.S. dollar denominated net assets into Canadian dollars. Book value per share outstanding increased 3% in 1999, 13% in 2000, 38% in 2001, 14% in 2002 and 1% in 2003.

Legal Proceedings

In the ordinary course of business, we are, from time to time, involved in various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our results.

Systems and Technology

We believe that efficient information systems are important to processing policies and claims and retrieving information quickly to interface with our agents, program managers and brokers and insureds. Although we believe our current information systems are sufficient to support the expected growth in our business, we are reviewing our systems with the intent of significantly upgrading and improving their capabilities. We are also in the process of implementing and expanding an electronic imaging system in our insurance subsidiaries to provide immediate access to all data and files and reduce the cost of storage and filing. We also have a point-of-sale system to make our products readily available through our agents, program managers and brokers network, providing our agents, program managers and brokers with a direct interface and allowing them to quote and issue policies electronically. We expect the enhancements and additions to our systems to increase our operating efficiencies and reduce our operating costs, and will strengthen our important relationships with our independent agents, program managers and brokers.

Employees

As of December 31, 2004, we employed approximately 2,200 personnel, of whom approximately 780 are located in Canada and approximately 1,420 are located in the United States. None of our employees are represented by a labor union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Quarterly Results

(in thousands of dollars, except earnings per share amounts)

	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross premiums written	$578,989	$618,656	$701,980	$710,445	$651,583	$652,751	$629,928	$702,560
Net premiums earned	550,944	592,465	585,864	584,830	617,642	591,807	621,280	551,255
Net income	36,344	30,606	33,287	30,768	17,992	15,633	27,264	24,394

Earning per share
Basic	$0.65	$0.54	$0.59	$0.55	$0.32	$0.28	$0.56	$0.50
Diulted	0.64	0.54	0.59	0.55	0.32	0.28	0.55	0.49

Summary of quarterly results

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2003 and 2004 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the investment portfolio, currency fluctuations and positive cash flow generated from the operating activities which has enabled the Company to increase its investment portfolio. In 2004 gross premiums written have mainly been affected by the softening market conditions in the U.S. and currency translation rate fluctuations partially offset by an increase in the premiums written in the Canadian market driven by premium rate increases.

Quarterly net premiums earned have been impacted by the softening U.S market described above combined with the quota-share reinsurance arrangement entered into in the second quarter of 2004.

The impact of the strengthening Canadian dollar against the U.S. dollar has had an adverse affect on Kingsway’s net income.

Fourth quarter results

Gross premiums written in the fourth quarter of 2004 declined 11% to $579.0 million compared to $651.6 million reported in the fourth quarter of 2003. This decrease reflects both a change in the currency exchange rates and softening conditions in certain U.S. markets.

Net premiums earned were $550.9 million in the fourth quarter of 2004 a decline of 11% compared to $617.6 million for the fourth quarter of 2003. Net premiums earned in the fourth quarter of 2004 were reduced by $56.9 million as a result of the quota share reinsurance entered into in the second quarter of 2004.

Total revenue for the fourth quarter of 2004 includes net realized investment gains of $8.5 million compared to $29.8 million of gains reported in the fourth quarter of 2003. The fourth quarter of 2003 includes a realized gain on the sale of an equity investment disposed of in November 2003 amounting to $18.8 million. Investment income increased 21% to $25.1 million in the fourth quarter of 2004 compared with $20.8 million for the fourth quarter of 2003.

Net income in the fourth quarter of 2004 increased 102% to $36.3 million compared to $18.0 million reported in the fourth quarter of 2003. The increase is a result of the improved underwriting results recorded by the Company in 2004 with the combined ratio improving to 98.2% for the fourth quarter of 2004 compared to 105.6% reported for the fourth quarter of 2003. As a result of the increased net income, earnings per share and diluted earnings per share for the fourth quarter of 2004 increased to 65 cents and 64 cents, or a 103% and 100% increase, respectively, over the 32 cents reported in the fourth quarter of 2003.

Risk Factors

You should carefully consider the risks described below and all other information contained in this annual report, including the financial statements and accompanying notes. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Our insurance subsidiaries’ provision for unpaid claims may be inadequate, which would result in a reduction in our net income and may adversely affect our financial condition.

Our insurance subsidiaries’ provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in estimating future results of both known and unknown claims and as such, the process is inherently complex and imprecise. These estimates are based upon various factors, including:

•	Actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;

•	Estimates of future trends in claims severity and frequency;

•	Judicial theories of liability;

•	Variability in claims handling procedures;

•	Economic factors such as inflation;

•	Judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and

•	The level of insurance fraud.

Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

We continually refine our estimates in an ongoing process as claims are reported and settled. The following factors may have a substantial impact on our future claims incurred:

•	The amounts of claims payments;

•	The expenses that we incur in resolving claims;

•	Legislative and judicial developments; and

•	Changes in economic conditions, including inflation.

As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience may be required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims.

The development of the provisions for unpaid claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined. In recent years, we experienced reserve deficiencies on prior periods. Although we have made adjustments in our reserving practices and have seen a substantial improvement in our development experienced in 2004, we cannot assure you that we will not have additional reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amount of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provisions for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provisions for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provisions for unpaid claims were understated in the past. When we increase provisions for unpaid claims, our pre-tax “strengthening” provisions for unpaid claims causes a reduction in our insurance subsidiaries’ surplus which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

Growth may place a strain on our management systems and operational and financial resources. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new program manager relationships, acquired businesses and other new business involves numerous risks that could adversely affect our profitability, and are contingent on many factors, including:

•	expanding our financial, operational and management information systems;

•	managing our relationships with independent agents, program managers and brokers, including maintaining adequate controls;

•	expanding our executive management and the infrastructure required to effectively control our growth;

•	maintaining ratings for certain of our insurance subsidiaries;

•	increasing the statutory capital of our insurance subsidiaries to support growth in written premiums;

•	accurately setting provisions for claims for new business where historical underwriting experience may not be available;

•	obtaining regulatory approval for appropriate premium rates; and

•	obtaining the required regulatory approvals to offer additional insurance products or expand into additional states or provinces.

We cannot assure you that we will be able to manage our growth effectively or that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

Our business is subject to risks related to litigation and regulatory actions.

In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

•	Disputes over coverage or claims adjudication;

•	Disputes regarding sales practices, disclosure, premium refunds, licensing, regulatory compliance and compensation arrangements;

•	Disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;

•	Disputes relating to customers regarding the ratio of premiums to benefits in our various business lines;

•	Disputes with taxing authorities regarding our tax liabilities; and

•	Disputes relating to certain businesses acquired or disposed of by us.

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage awarded or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our business.

We may be subject to governmental or administrative investigations and proceedings in the context of our highly regulated sectors of activity. For example in 2004, the New York State Attorney General filed a lawsuit accusing one of the United States’ largest insurance brokers of fraudulent behaviour, including alleged participation in bid-rigging schemes and acceptance of improper payments from insurance carriers in exchange for agreeing not to seek competitors for their customers. A number of property and casualty insurance companies are also being investigated by the New York and other states’ Attorneys General and state insurance regulators for their alleged participation in these schemes or agreements, and these investigations have expanded to include life and health insurance companies as well. Public statements by governmental authorities in the United States indicate that the scope of the investigations may be further expanded to other areas of the insurance industry. Other activities being investigated include participation in contingent commission structures and other arrangements under which brokers receive additional commissions based upon the volume and/or profitability of business placed with an insurer.

In addition, the negative publicity associated with this lawsuit and investigation has resulted in increased litigation in the United States and has precipitated volatility in the prices of securities issued by certain companies in the global insurance industry.

In October 2004, the Canadian Council of Insurance Regulators, an inter-jurisdictional association of regulators of insurance, and the Canadian Insurance Services Regulatory Organizations, an inter-jurisdictional associaton of regulators of insurance intermediaries across Canada, announced that they have established a committee to ensure a co-ordinated national approach to regulators’ review of insurance practices regarding the relationship between insurance companies, brokers and other intermediaries. In addition, the Ontario government announced that it had reached an agreement in principle with the Property and Casualty (P&C) insurance industry, whereby P&C insurers and brokers in Ontario will voluntarily improve disclosure of both basic and contingent commission payments. P&C industry operating policies and practices may be impacted by these developments. On November 12, 2004, the Insurance Bureau of Canada revealed details of a plan to provide enhanced clarity and access to information regarding P&C insurance sales and services in Ontario. We continue to review our commission structure, financing arrangements with brokers and related matters, including disclosure, and intend to work with insurance regulators in Canada and industry participants with respect to these developments.

We cannot predict the outcome of these investigations, proceedings and reviews, and cannot assure you that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction.

The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We also may be negatively impacted if another one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity, including publicity resulting from the recent developments in the United States described above, may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

We rely on independent agents, program managers and brokers and are exposed to risks.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 22 program managers in the United States and over 3,000 independent brokers across Canada. In 2004, approximately 67% of our gross written premiums in the United States were sourced through program managers and approximately 33% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, program managers and brokers and we rely heavily on their ability to attract new business. These independent agencies and program managers typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents, program managers and brokers generally have the ability to bind insurance policies and a few program managers may settle claims on our behalf, and we have only limited ability to exercise control over them. In the event that an independent agent, program manager or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, program managers or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents, program managers or brokers for payment over to us. These premiums are considered paid when received by the agent, program manager or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, program manager or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, program managers and brokers in connection with the settlement of insurance balances.

In addition, program managers are subject to regulation as insurance producers, including licensing requirements, and, to the extent that the program manager has the ability to bind insurance policies and to settle claims, the program manager is subject to regulation of these functions. Noncompliance by any of our program managers with applicable regulatory requirements could have adverse regulatory implications on us.

Engaging in acquisitions involves risks and, if we are unable to effectively manage these risks, our business may be materially harmed.

From time to time we engage in discussions concerning acquisition opportunities and, as a result of such discussions, may enter into acquisition transactions. Acquisitions entail numerous risks, including the following:

•	difficulties in the integration of the acquired business;

•	assumption of unknown material liabilities, including deficient provisions for unpaid claims;

•	diversion of management's attention from other business concerns;

•	failure to achieve financial or operating objectives; and

•	potential loss of policyholders or key employees of acquired companies.

We may not be able to integrate successfully any business, operations, personnel, services or products that we may acquire in the future.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.

The P&C markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

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

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the P&C insurance industry and in the automobile insurance market.

The results of companies in the P&C insurance industry have historically been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by many factors, including:

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

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets characterized generally by increased competition resulting in lower premium rates followed by “hard” markets characterized generally by lessening competition and increasing premiums rates. Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

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

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria which they have established. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s premiums.

Our insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and ability to meet policyholder obligations. Of our Canadian subsidiaries, Jevco Insurance Company possesses an “A-” (Excellent) rating (fourth highest of 15 rating levels) and Kingsway General Insurance Company and York Fire & Casualty Insurance Company, possess an “B++” (Very Good) group rating from A.M. Best (fifth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an “A-” (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a “B++” (Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a “B+” (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a “B” (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed “secure” and are assigned to insurers which have, on balance, excellent balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B++ and B+ (Very Good) are deemed “secure” and are assigned to insurers which have, on balance, very good balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed “vulnerable” and are assigned to insurers which have, on balance, fair balance sheet strength and operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have an ability to meet their ongoing obligations to policyholders.

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

For the year ended December 31, 2004, approximately 35% of our gross premiums written were attributable to non-standard automobile and 29% were attributable to trucking insurance. The size of both the non-standard automobile and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may specifically be affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

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

We believe that our insurance and reinsurance subsidiaries are in compliance with all applicable regulatory requirements in all material respects. It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws.

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

Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. In some states, the automobile insurance industry has been under pressure in past years from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes, if adopted, may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. A rate freeze in late 2003 and premium roll-back in 2004 was instituted in Alberta. We have reduced our business in Alberta until market conditions improve. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

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

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2002, 2003, and 2004, net investment income and net realized capital gains accounted for approximately 4.5%, 5.3% and 5.1%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2004, the fair value of our investment portfolio included $2.58 billion of fixed income securities. For 2002, 2003 and 2004, the change in net unrealized gains in our portfolio reflected an increase of $21.0 million, an increase of $20.0 million and an increase of $21.2 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

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

Despite our wide North American market span, some jurisdictions including Illinois, Florida, Ontario and California generate a significant percentage of premiums. Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsrer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2004, we had $313.0 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry since 2001 have adversely affected the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or obtain other reinsurance facilities in adequate amounts and at favourable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Kingsway Financial is a holding company and its operating subsidiaries are subject to dividend restrictions.

Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earning of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2005, under these insurance regulatory restrictions, based on our December 31, 2004 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $358.3 million. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

We are dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. There are no employment contracts in place for any of our executives.

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

In addition, the Shareholder Rights Plan approved by our shareholders may also have anti-takeover effects. Our Shareholders Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

Fluctuations in currency exchange rates could negatively affect our results.

We publish our consolidated financial statements in Canadian dollars. In 2004, 71% of our premiums are from our U.S. operations and are currently denominated in U.S. dollars, and we expect that our U.S. business will continue to grow as a proportion of our business. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into Canadian dollars in our consolidated financial statements. During 2004, our shareholders’ equity was reduced by $39.7 million as a result of the currency translation adjustment of our U.S. dollar denominated assets into Canadian dollars.

Effective January 1, 2005, we will commence reporting of our financial results in U.S. dollars. Our results may still be influenced by fluctuations in the U.S. to Canadian dollar foreign exchange rate. However, the reporting volatility should be reduced due to the larger portion of our operations conducting its business in U.S. dollars which will also be our reporting currency.

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

        There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

CODE OF ETHICS

        The Registrant has adopted a code of ethics and business conduct for all employees and officers. The Registrant has also adopted a code of ethics that applies to Kingsway’s principal executive officer, principal financial officer, principal accounting officer and other senior financial personnel. These codes of ethics are available at the Registrant’s website, www.kingsway-financial.com/investor.htm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP has served as the Registrant’s auditors since 1989. In 2004 and 2003, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:

Year Ended December 31,	2004	2003

Audit fees	$2,064,000	$2,775,000
Audit-related fees	$ 467,000	$ 586,000
Tax fees	$ 57,000	$ 124,000
Other fees	$ 2,000	$ 58,000

Total	$2,590,000	$3,543,000

Pursuant to the terms of its charter, the Audit Committee establishes the auditors’ fees. Such fees are based upon the complexity of the matters in question and the time incurred by the auditors. The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s auditors and established a system to review and pre-approve the provision of non-audit services by the Registrant’s auditors to ensure they are consistent with maintaining the auditors’ independence. The audit committee pre-approved 100% of the services performed by the Registrant’s auditors for audit-related and non-audited related services for the year ended December 31, 2004 and 2003.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

        These are services rendered for the audit of the financial statements or services that are provided for statutory and regulatory filings or engagements and include reporting in connection with the various securities offerings of the Registrant.

Audit-Related Fees

        These are fees for assurance and related services that are related to the performance of the audit or review of financial statements and are not reported in the “Audit Fee” category. This work included appointed actuary services.

Tax Fees

        These services included analyses of various tax matters affecting the Registrant and its subsidiaries.

All Other Fees

        These services were mainly actuarial services relating to specific actuarial analysis required by the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

See page 107 of Item 3 of this report.

CONTRACTUAL OBLIGATIONS

See page 106 of Item 3 of this report.

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

B.	Consent to Service of Process

        Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

        The following exhibits are filed as part of this report:

Exhibit Number	Title
1.	Consent of KPMG LLP
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page xx of 2004 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

  Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
March 31, 2005	By: /s/ W. Shaun Jackson ________________________________
W. Shaun Jackson Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Page Number

1.	Consent of KPMG LLP	132
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	133
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	134
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	135
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	136
99.5	Page xx of 2004 Annual Report of Kingsway Financial Services Inc.	137