Form 40-F
period 2005-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2006-03-31
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
[    ]      Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
                                                                        or
[X]     Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2005        Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.
_________________
(Exact name of Registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or Organization)	Classification Code Number)	Number, if applicable)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(905) 629-7888
_________________
(Address and telephone number of Registrant’s principal executive offices)

Kelly Marketti
Kingsway America Inc.
150 Northwest Point Blvd. 6th Floor Elk Grove Village, Illinois 60007
(847) 871-6400
_________________
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

56,480,453 Common Shares outstanding as of December 31, 2005

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes    ____    82-____     No     X

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X    No

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 31, 2006 for the year ended December 31, 2005.	3

2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2005 and 2004, including a reconciliation of U.S.and Canadian generally accepted accounting principles.	20

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	76

Document No. 1

KINGSWAY FINANCIAL SERVICES INC.

2005 ANNUAL INFORMATION FORM

March 31, 2006

Table of Contents

1.	INCORPORATION	4
2.	INTER-CORPORATE RELATIONSHIPS	5
3.	GENERAL DEVELOPMENT OF THE BUSINESS	5
4.	NARRATIVE DESCRIPTION OF THE BUSINESS	6
5.	RISK FACTORS	8
6.	DIVIDEND POLICY	8
7.	DESCRIPTION OF CAPITAL STRUCTURE	8
8.	MARKET FOR SECURITIES	10
9.	DIRECTORS AND OFFICERS	10
10.	LEGAL PROCEEDINGS	12
11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	12
12.	AUDIT COMMITTEE INFORMATION	12
13.	TRANSFER AGENT AND REGISTRAR	14
14.	INTERESTS OF EXPERTS	14
15.	ADDITIONAL INFORMATION	14
APPENDIX I		15

1.	INCORPORATION

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

KFSI’s material subsidiaries and their intercorporate relationship with KFSI as of the most recent financial year end are listed and described in Note 2(a) to the Consolidated Financial Statements of KFSI contained in KFSI’s 2005 Annual Report (the “Annual Report”) which is incorporated herein by reference. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

3.	GENERAL DEVELOPMENT OF THE BUSINESS

KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, Kingsway General Insurance Company (“KGIC”) has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. Since KFSI’s initial public offering in 1995, KFSI has made selective acquisitions in Canada and the United States, including its insurance subsidiaries, American Service Insurance Company, Inc., U.S. Security Insurance Company, Jevco Insurance Company (“Jevco”), Southern United Fire Insurance Company, Universal Casualty Company, Lincoln General Insurance Company, York Fire & Casualty Insurance Company, American Country Insurance Company, and Zephyr Insurance Company Inc. (“Zephyr”). In addition, insurance subsidiaries have developed specific books of business by entering into contracts with program managers. All of the dollar amounts are expressed in U.S. dollars, except where otherwise indicated. References to C$ are to Canadian dollars.

Significant events that have influenced the general development of the business over the last three years include:

(a)	the completion in May 2003 of a private placement of $17.5 million in 30-year floating rate trust preferred securities;

(b)	the completion in May 2003 of a private placement of $15 million in 30-year floating rate trust preferred securities;

(c)	the completion in July 2003 of a public offering only in Canada of 6,710,000 common shares at a price of C$16.70 per share resulting in total gross proceeds of C$112,100,000;

(d)	the completion in September 2003 of a private placement of $10 million in 30 year floating rate trust preferred securities;

(e)	the completion in October 2003 of a private placement of $20 million in 30 year floating rate trust preferred securities;

(f)	the completion in December 2003 of a private placement of $13 million in 30 year floating rate trust preferred securities;

(g)	the completion in January 2004 of a private placement of $100 million in 10 year 7.5% senior notes and the completion in March 2004 of the sale of an additional $25 million of the 10-year 7.5% senior notes;

(h)	the C$150 million syndicated unsecured revolving credit facility in March 2004, the renewal of that credit facility in December 2004 and the replacement of that facility with a C$150 million syndicated unsecured revolving credit facility in February, 2006;

(i)	the completion of two quota share reinsurance agreements effective April 2004 permitting Lincoln General Insurance Company and Kingsway General Insurance Company to cede a variable amount of premiums to reinsurers rated A+ or better by AM Best which agreements expired and were not renewed in 2005;

(j)	the completion in July 2005 of the public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“LROC Preferred Units”) due June 30, 2015, the net proceeds of which were used for a series of investments that included the purchase of an approximately C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate of KFSI;

(k)	the closing in October 2005 of the acquisition of HI Holdings, Inc. (HI) for approximately $25 million, which includes HI’s wholly owned Zephyr Insurance Company Inc.; and

(l)	the completion, in November, 2005 of a program management agreement between Lincoln General Insurance Company with The Robert Plan Corporation which provides that the KFSI affiliate will assume risk relating to assigned risk obligations acquired from other insurers.

4.	NARRATIVE DESCRIPTION OF THE BUSINESS

Commercial trucking insurance has become the largest segment of Kingsway’s business. KFSI is considered to be the largest trucking insurer in North America. This line of business comprised 31% of KFSI’s gross premiums written (“GPW”) (the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2005.

In 2005, non-standard automobile business accounted for 29% of KFSI’s $1,894.7 million of GPW. Non-standard automobile insurance is the insuring of automobile risks for drivers with worse than average driving records primarily as a result of accidents or traffic violations.

KFSI’s premium distribution by line and geographic areas is set out in Note 12 to the Consolidated Financial Statements contained in the Annual Report which is incorporated herein by reference.

In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $131.2 million in 2005 as compared to $94.7 million in 2004.

KFSI strives to remain a disciplined underwriter. KFSI has earned a profit from its underwriting activities for 13 of the last 16 fiscal years, including 7 of the last 10 years. The selected Supplemental Financial Information set out on page 77 of the Annual Report, which is incorporated herein by reference, provides details of the gross premiums written, underwriting profits, and key ratios from KFSI’s insurance operations compared to industry results for the eight year period ending December 31, 2005 and are incorporated herein by reference.

Employees

As at December 31, 2005, KFSI employed an aggregate of approximately 2,300 personnel, none of whom are unionized.

Liquidity

Capital required for KFSI’s business has been obtained from KFSI’s public offerings of common shares and debt securities, its syndicated term and operating lending facilities, the issuance of trust preferred securities and has been internally generated from underwriting and investment profits. KFSI’s operations create liquidity by collecting and investing premiums, as more fully discussed on page 42 of the Annual Report, which are incorporated by reference herein.

Investment Portfolio

The fair value of the investment portfolio increased from $2,644.1 million at the end of 2004 to $2,933.0 million at December 31, 2005. Returns on a pre-tax basis were 4.7% for the year compared with 4.0% for 2004. The investment portfolio as at December 31, 2005 and December 31, 2004 is comprised of assets from a number of different classes as reflected in Note 3 to the 2005 Consolidated Financial Statements set out on pages 64 to 66 of the Annual Report, which are incorporated herein by reference.

Competitive Position

The insurance industry is price competitive in all markets in which KFSI's insurance subsidiaries operate. KFSI’s subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Through deliberate underwriting, pricing, risk selection, stringent claims management, and non-renewal of unprofitable policies, KFSI has produced an underwriting profit in 13 of the last 16 years.

KFSI believes that it is better to write less business with higher profits than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios. As a result of the softening of the market in certain segments and territories during 2005, KFSI’s GPW was reduced. In 2005, Kingsway’s combined ratio from Canadian and U.S. Operations was 96.1% and 97.7%,respectively, compared with the industry averages of 91.2% and 102.0%, respectively.

5.	RISK FACTORS

The risks faced by KFSI are described on pages 47 to 55 of the Annual Report and those pages are incorporated herein by reference.

6.	DIVIDEND POLICY

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

During the fiscal years ending December 31, 2003 and 2004, KFSI did not pay any dividends. KFSI paid and declared cash dividends in the aggregate amount of C$0.20 per share for the fiscal year ending December 31, 2005. KFSI has declared a quarterly dividend of C$0.0625 per share payable on March 31, 2006. Any decision to pay dividends on KFSI’s common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

7.	DESCRIPTION OF CAPITAL STRUCTURE

(a)	Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which, as of March 17, 2006, 56,436,154 common shares were outstanding. All common shares have the same attributes, including the right to one vote per share.

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

KFSI has issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at KFSI’s option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears.

Kingsway America Inc., a subsidiary of KFSI, has issued $125 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by KFSI. The notes will be redeemable at Kingsway America Inc.’s option on or after February 1, 2009.

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of KFSI issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. KFSI has the right to call each of these securities at par anytime after five years from their issuance until their maturity.

In July, 2005, in connection with the offering of LROC Preferred Units, an affiliate of KFSI issued an unsecured senior note in the principal amount of C$74.1 million. This note bears interest at the rate of 7.12% per annum and matures June 30, 2015.

(c)	Ratings

The ratings received from rating organizations for securities of KFSI are described on page 44 of the Annual Report and those pages are incorporated herein by reference.

8.	MARKET FOR SECURITIES

(a)	Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the “TSE”) and the New York Stock Exchange (Symbol KFS).

The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSE for the periods indicated in Canadian dollars:

Month	High	Low	Volume
January 2005	19.98	18.45	2,583,962
February 2005	21.48	19.05	5,814,040
March 2005	20.20	17.91	3,905,172
April 2005	20.15	18.45	2,370,372
May 2005	20.94	19.51	2,798,163
June 2005	21.80	20.28	2,561,696
July 2005	21.95	21.05	1,219,513
August 2005	22.80	20.60	3,137,429
September 2005	22.00	19.76	1,885,921
October 2005	21.00	18.77	2,629,189
November 2005	21.98	19.34	3,096,894
December 2005	23.62	21.91	1,736,475

(b)	Prior Sales

No common shares of KFSI were issued during the fiscal year ending December 31, 2005 except for 270,203 common shares issued on the exercise of options granted pursuant to KFSI’s Stock Option Plan.

9.	DIRECTORS AND OFFICERS

The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of Common Shares and Options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 17, 2006. The same information relating to the directors of the Corporation is contained in the Election of Directors section of the Management Information Circular of KFSI dated March 17, 2006, which is incorporated herein by reference.

Name and Municipality of Residence and Present Principal Occupation	Position with the Corporation	Common Shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held

William G. Star	Chairman, President	416,065	600,000
Mississauga, ON	and Chief Executive
	Officer, KFSI

W. Shaun Jackson	Executive	69,600	320,000
Oakville, ON	Vice-President and
	Chief Financial
	Officer, KFSI

Frank Amodeo	Vice-President, KFSI	5,499	30,000
Toronto, ON

Dennis Fielding	Vice-President, KFSI	4,363	31,000
Pickering, ON

Laura Foster	Vice-President,	1,001	9,000
Toronto, ON	Internal Audit, KFSI

Shelly Gobin	Vice-President and	36,841	45,167
Mississauga, ON	Treasurer, KFSI

Claude Smith	Vice-President and	2,159	31,000
Cambridge, ON	Chief Information
	Officer, KFSI

Andrew Wright	Vice-President,	500	8,000
Toronto, ON	Reinsurance and Risk
	Management, KFSI

Frank Amodeo joined KFSI in July, 2001. Prior thereto, Mr. Amodeo was Vice-President and General Manager of Winterthur International (The Citadel General Assurance Company).

Laura Foster joined KFSI in December, 2003. Prior thereto, Ms. Foster was Assistant Vice President, Corporate Compliance at Canada Life Assurance Company from July, 1998 to August, 2003.

Andrew Wright joined KFSI in July, 2004. Prior thereto, Mr. Wright was Senior Reinsurance Underwriter at Aviva Canada Inc. from April, 2002 to July, 2004. From October, 2000 to April, 2002, Mr. Wright was a consultant and teaching advisor for the Insurance Institute of Canada.

Except as noted above, for the past five years each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 721,978 (1.3% of the total outstanding) common shares of KFSI. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such officers of KFSI.

The Corporation does not have an Executive Committee. Mr. Walsh serves as KFSI’s lead director. The Board of Directors has established an Audit Committee comprised solely of outside Directors, namely Messrs. Atkins, Di Giacomo, Farnam and Walsh. In addition, the Corporation has an Investment Committee comprised of Messrs. Di Giacomo, Star, Sullivan and Walsh, a Nominating Committee comprised of Messrs. Atkins, Walsh, Reeve and Sullivan, and a Compensation and Management Resources Committee comprised of Messrs. Di Giacomo, Gluckstein, Beamish and Farnam.

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

The Audit Committee reviewed all related party transactions between KFSI and its subsidiaries and the officers and directors of KFSI. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately C$91,540 paid by a cruise ship operator to a corporation owned by the spouse of the President and Chief Executive Officer of KFSI for an incentive cruise sponsored by KFSI for certain of its brokers.

12.	AUDIT COMMITTEE INFORMATION

(a)	Composition of the Audit Committee

The Audit Committee of KFSI is composed of the following four members: David H. Atkins, Thomas A. Di Giacomo, Walter E. Farnam and F. Michael Walsh. Mr. Farnam was appointed a member in February, 2006. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

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

David H. Atkins is a Senior Advisor to Lang Michener, a Toronto based law firm. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting. He also advises with regard to regulatory compliance. Mr. Atkins has lectured extensively with respect to governance and audit committee issues. Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the Board of the Swiss Reinsurance group in the United States, as well as serving on the boards of several other companies including Pareto Corporation, Pethealth Inc., Nightingale Informatix Inc. and Integrate Asset Management Inc.

Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the chairman of RDM Corporation and sits on the Board of several companies including Menu Foods Income Fund, Luxell Corporation and Afriore Corporation, all of which companies are listed on the Toronto Stock Exchange.

Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America.

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

(b)	Shareholders’ Auditors’ Service Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended December 31, 2005 and 2004 were as follows:

(in Canadian dollars)	2005 Fee Amount	2004 Fee Amount

Audit Fees	$2,121,000	$2,064,000

Audit-related Fees	$ 169,000	$ 467,000

Tax Fees	$ 245,000	$ 57,000

All Other Fees	$ 2,000	$ 2,000

Total:	$2,437,000	$2,590,000

13.	TRANSFER AGENT AND REGISTRAR

KFSI’s transfer agent and registrar is Computershare Investor Services Inc. of Canada at its principal office in Toronto, Ontario.

14.	INTERESTS OF EXPERTS

(a)	Names of Experts

KPMG LLP prepared an auditors’ report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2005. The Canadian Institute of Chartered Accountants gives authority to the report.

David J. Oakden, of Tillinghast, a business of Towers Perrin, prepared an actuary report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2005. The Canadian Institute of Actuaries gives authority to the report.

(b)	Interests of Experts

As of March 17, 2006, KPMG LLP and its partners did not hold any registered ownership interests, directly or indirectly, in the securities of KFSI or its associates or affiliates.

15.	ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2005, and additional information relating to the Corporation is on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI’s Proxy Circular dated as of March 17, 2006 in connection with its Annual Meeting of Shareholders to be held on May 4, 2006, which involves the election of directors.

Copies of the Annual Information Form, as well as copies of the 2005 Annual Report of KFSI for the year ended December 31, 2005 and Proxy Circular dated March 17, 2006 may be obtained from:

Kingsway Financial Services Inc., Secretary c/o Fogler Rubinoff LLP 95 Wellington Street West Suite 1200, Toronto-Dominion Centre Toronto, Ontario M5J 2Z9 Telephone: 416-841-8857 Fax: 416-841-8852

APPENDIX I

KINGSWAY FINANCIAL SERVICES INC.
AUDIT COMMITTEE CHARTER

I.	Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company’s financial statements, (b) the Company’s compliance with legal and regulatory requirements, (c) the external auditor’s qualifications and independence, and (d) the performance of the Company’s internal audit function and the performance of the external auditors. The Audit Committee’s primary duties and responsibilities are to:

>	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

>	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance.

>	Monitor the independence and performance of the company’s external auditors and the external appointed actuary.

>	Provide an avenue of communication among the external auditors, external appointed actuary, management and the Board of Directors.

>	Review the annual audited financial statements with management and the external auditors.

II.	Organization

Audit Committee members shall meet the requirements of the Business Corporations Act (Ontario) and the Toronto Stock Exchange and the New York Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate, being defined as able to read and understand basic financial statements, and the Chair of the Committee shall have accounting or related financial management expertise. The Audit Committee shall assist the Board in determining whether or not one or more members of the Audit Committee is an “audit committee financial expert” as defined in SEC Release 33-8177.

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

External Auditors & Actuaries

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

Years ended December 31, 2005 and 2004

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

The MDA has been prepared in accordance with the requirements of Canadian securities regulators as well as the requirements of Item 303 of Regulation S-K of the Securities Exchange Act of the United States, and their related published requirements.

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

In meeting its responsibility for the reliability of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls. These controls are designed to provide management with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, that assets are safeguarded against unauthorized use or disposition and that liabilities are recognized.

We, as Kingsway Financial’s Chief Executive Officer and Chief Financial Officer, will certify the Kingsway Financial Services Inc.’s annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors the Company’s system of internal controls as reported by management or the external auditors.

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, the independent actuary, David J. Oakden of Tillinghast, a business of Towers Perrin, carries out a review of management’s valuation of the unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. The independent actuary is responsible for assessing whether the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies. In carrying out their work, the independent actuary makes use of the work of the external auditors with regards to data upon which their calculations are based.

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

Role of the Auditor

The external auditors, KPMG LLP, have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the independent actuary and their report on the claim liabilities of the Company. The auditors’ work on the financial statements encompasses the claim liabilities. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

/s/ William G. Star	/s/ W. Shaun Jackson

William G. Star	W. Shaun Jackson
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 7, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, retained earnings, currency translation adjustment and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 7, 2006 except as to note 13(a) which is as of February 15, 2006

ACTUARY’S REPORT

I have reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheet at December 31, 2005 and their changes in the consolidated statement of operations for the year then ended in accordance with Canadian accepted actuarial practice.

Under Canadian accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in determining the valuation of the unpaid claims liabilities in the consolidated financial statements.

In my opinion, management’s valuation of the unpaid claims liabilities is appropriate except as described in the preceding paragraph and the consolidated financial statements fairly present the results of the valuation.

The unpaid claims liabilities as at December 31, 2004 and the changes in unpaid claims for the two year yearly periods then ended were reviewed by another actuary. The other actuary’s report dated February 8, 2005 expressed an opinion without reservation except that it contained a similar exception for management choosing not to reflect the time value of money in determining the valuation of the unpaid claims liabilities as referred to the above.

/s/ David J. Oakden
David J. Oakden, Towers Perrin Inc.
Fellow Canadian Institute of Actuaries

February 7, 2006

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Balance Sheets

As at December 31
(In thousands of U.S. dollars)

	2005	2004

Assets
Cash and cash equivalents	$ 111,034	$ 87,103
Investments (note 3)	2,803,790	2,495,708
Accrued investment income	25,126	21,046
Accounts receivable and other assets	282,764	328,819
Due from reinsurers and other insurers (note 8)	222,974	260,396
Deferred policy acquisition costs	148,829	141,910
Income taxes recoverable	--	10,428
Future income taxes (note 9)	57,939	48,146
Capital assets (note 4)	71,608	58,516
Goodwill and intangible assets (notes 2(f) & 11(b))	71,130	67,320

	$3,795,194	$3,519,392

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness (note 13(a))	$ 11,767	$ 59,902
Loans payable (note 13(d))	66,222	--
Accounts payable and accrued liabilities	129,666	110,345
Income taxes payable	6,817	--
Funds withheld payable to reinsurer	--	78,691
Unearned premiums	649,228	634,336
Unpaid claims (note 10)	1,844,211	1,689,225
Senior unsecured debentures (note 13(b))	192,068	189,892
Subordinated indebtedness (note 13(c))	90,500	90,500

	2,990,479	2,852,891
Shareholders’ equity:
Share capital (note 5)	331,470	328,544
Contributed surplus	3,237	1,769
Currency translation adjustment	9,958	1,720
Retained earnings	460,050	334,468

	804,715	666,501
Contingent liabilities (note 15)

	$3,795,194	$3,519,392

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ F. Michael Walsh
Director

/s/ David H. Atkins
Director

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Operations

Years ended December 31
(In thousands of U.S. dollars, except per share amounts)

	2005	2004	2003

Gross premiums written	$ 1,894,660	$ 2,001,806	$ 1,887,214

Net premiums written	$ 1,824,393	$ 1,739,264	$ 1,802,978

Revenue:
Net premiums earned (note 8)	$ 1,791,943	$ 1,778,374	$ 1,711,910
Net investment income (note 3)	93,035	74,266	56,226
Net realized gains (note 3)	38,239	20,392	41,466

	1,923,217	1,873,032	1,809,602
Expenses:
Claims incurred (notes 8 and 10)	1,224,506	1,260,093	1,275,128
Commissions and premium taxes (note 8)	361,875	330,769	361,370
General and administrative expenses	155,773	148,096	102,640
Interest expense	25,921	21,171	15,106
Amortization of intangible assets	795	530	611

	1,768,870	1,760,659	1,754,855
Income before income taxes	154,347	112,373	54,747

Income taxes(recovery) (note 9):
Current	28,208	4,004	7,371
Future	(8,869)	7,355	(13,501)

	19,339	11,359	(6,130)

Net income	$ 135,008	$ 101,014	$ 60,877

Earnings per share (note 5):
Basic	$2.39	$1.80	$1.16
Diluted	$2.37	$1.79	$1.15

Dividends declared per common share	C$0.20	C$ --	C$ --

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of U.S. dollars)

	2005	2004	2003

Retained earnings, beginning of year	$334,468	$233,454	$172,577
Net income	135,008	101,014	60,877
Common share dividends	(9,426)	--	--

Retained earnings, end of year	$460,050	$334,468	$233,454

See accompanying notes to consolidated financial statements.

Consolidated Statements of Currency Translation Adjustment

Years ended December 31
(In thousands of U.S. dollars)

	2005	2004	2003

Currency translation adjustment,
beginning of year	$1,720	$(6,747)	$(24,683)
Net unrealized foreign exchange
translation gains	8,238	8,467	17,936

Currency translation adjustment,
end of year	$9,958	$ 1,720	$ (6,747)

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of U.S. dollars)

	2005	2004	2003

Cash provided by (used in):
Operating activities:
Net income	$ 135,008	$ 101,014	$ 60,877
Items not affecting cash:
Amortization of intangibles	795	530	611
Amortization of capital assets and deferred
charges	6,884	7,422	6,702
Future income taxes	(6,924)	7,115	(19,369)
Net realized gains	(38,239)	(20,392)	(41,466)
Amortization of bond premiums and discounts	10,825	19,777	10,780

	108,349	115,466	18,135
Change in non-cash balances:
Deferred policy acquisition costs	(2,868)	(12,339)	(30,616)
Due from reinsurers and other insurers	34,713	(212,948)	(96,048)
Increase (decrease) in funds withheld
payable to reinsurer	(78,691)	78,691	--
Unearned premiums	(10,386)	27,744	94,769
Unpaid claims	149,891	381,642	544,238
Increase in contributed surplus	1,468	1,242	527
Net change in other non-cash balances	71,271	12,162	(59,707)

	273,747	391,660	471,298
Financing activities:
Increase of share capital, net	2,926	2,434	83,109
Common share dividend	(9,426)	--	--
Increase (decrease) in bank indebtedness
and loans payable	17,378	(63,044)	9,708
Increase in senior unsecured debentures	--	125,000	--
Increase in subordinated indebtedness	--	--	75,500

	10,878	64,390	168,317
Investing activities:
Purchase of investments	(2,590,018)	(2,408,406)	(4,669,561)
Proceeds from sale of investments	2,356,581	1,959,283	4,010,527
Financed premiums receivable, net	3,973	(17,617)	192
Purchase of subsidiaries, net of
cash acquired (note 11)	(11,892)	--	--
Additions to capital assets	(19,338)	(12,790)	(26,390)

	(260,694)	(479,530)	(685,232)

Increase (decrease) in cash during the year	23,931	(23,480)	(45,617)
Cash and cash equivalents, beginning of year	87,103	110,583	156,200

Cash and cash equivalents, end of year	$ 111,034	$ 87,103	$ 110,583

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of U.S. dollars)

	2005	2004	2003

Supplementary disclosure of cash information:
Represented by:
Cash on hand and balances with banks	$100,290	$85,879	$110,583
Investments with maturities less than 30 days	10,744	1,224	--

Cash and cash equivalents, end of year	$111,034	$87,103	$110,583

Cash paid for:
Interest	$ 25,474	$18,753	$ 14,326
Income taxes	13,141	14,995	6,141

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Kingsway Financial Services Inc. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding company which, through its subsidiaries in Canada, United States, Barbados and Bermuda, is engaged in property and casualty insurance.

1.	Change in Reporting Currency:

As the majority of the Company’s operations is in the United States and conducts their business in U.S. dollars, effective December 31, 2005, the Company has reported its consolidated financial statements in U.S. dollars in order to provide more meaningful information to its financial statement users. Prior to this date the Company reported its consolidated results in Canadian dollars. The Company’s functional currency will remain Canadian dollars for Canadian and head office operations and U.S. dollars for U.S. operations. Any reported Canadian dollar amounts will be identified with a C$.

To effect this conversion, the consolidated financial statements have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year. All assets and liabilities have been translated using the relevant year end rate of exchange and share capital amounts have been translated using the rates of exchange in effect as of the dates of various capital transactions. All relevant financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity.

2.	Summary of significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition. The Company holds interests in variable interest entities that are not included in the consolidated financial statements which are more fully described in note 14.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(a)	Principles of consolidation (continued):

The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets:

American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); AOA Payment Plan Inc. (Illinois); Auto Body Tech Inc. (Florida); Funding Plus of America (Alabama); Hamilton Risk Management Company (Florida); HI Holdings, Inc. (Hawaii); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Nova Scotia Finance, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); York Fire & Casualty Insurance Company (Ontario); and Zephyr Insurance Company (Hawaii).

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(c)	Investments:

Fixed term investments are carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares are carried at cost. Where a decline in value of an investment is considered to be other than temporary a write-down of the investment is recorded.

(d)	Investment income:

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the trade date, and are calculated on the basis of average cost.

(e)	Cash and cash equivalents:

Cash and cash equivalents includes cash and securities with maturities of less than thirty days.

(f)	Goodwill and other intangible assets:

When the Company acquires a subsidiary or other business where it exerts significant influence, the fair value of the net tangible and intangible assets acquired is determined and compared to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2005 and 2004, the carrying value of goodwill was $68,880,000 and $64,275,000, respectively (note 11(b)).

When the Company acquires a subsidiary or other business where it exerts significant influence, certain intangible assets may be acquired, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight line basis over its defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2005 and 2004 intangible assets with a definite useful life, net of accumulated amortization, were $nil and $795,000, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(f)	Goodwill and other intangible assets (continued):

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2005 and 2004 the Company had intangible assets with an indefinite life of $2,250,000 and $2,250,000, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 was $795,000, $530,000 and $611,000, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2005, 2004, and 2003.

(g)	Deferred policy acquisition costs:

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

(h)	Premium revenue and unearned premiums:

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums is earned during the summer months, which is the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year end.

The reinsurers’ share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company’s method for determining the unearned premium liability.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(h)	Premium revenue and unearned premiums (continued):

In Canada, automobile insurance premium rates other than for fleet automobiles are regulated by the provincial government authorities. In the United States, property and casualty insurance premium rates are subject to regulation by state government authorities. Regulation of premium rates is based on claims and other costs of providing insurance coverage. Regulatory approvals can limit or reduce premium rates that can be charged, or delay the implementation of changes in rates. Accordingly, a significant portion of the Company’s revenue is subject to regulatory approvals.

(i)	Unpaid claims:

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

(j)	Reinsurance:

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(j)	Translation of foreign currencies:

The consolidated financial statements have been presented in U.S. dollars as the Company’s principal investments and cash flows are influenced primarily by the U.S. dollar. The operations of its subsidiaries in Canada, Bermuda and its head office operations are self sustaining. Assets and liabilities of non U.S. dollar denominated subsidiaries are translated at year end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in the shareholders’ equity under the caption “currency translation adjustment”. The currency translation adjustment will change with fluctuations in the Canadian to U.S. dollar exchange rate.

All amounts expressed in the financial statements are in U.S. dollars unless otherwise noted.

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

(m)	Stock-based compensation plan:

The Company has a stock-based compensation plan which is described in note 6. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds, together with the amount recorded in contributed surplus, is recorded in share capital.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.	Summary of significant accounting policies (continued):

(m)	Stock-based compensation plan (continued):

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of these stock options is credited to share capital.

(n)	Capital assets:

Capital assets are reported in the financial statements at amortized cost. Amortization of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 10 to 40 years for buildings, 3 to 39 years for leasehold improvements, 3 to 7 years for furniture and equipment, 3 to 5 years for computers and software development, and 3 to 5 years for automobiles.

3.	Investments:

The carrying amounts and fair values of investments are summarized below:

	December 31, 2005

	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value

Term deposits	$ 383,071	$ 10	$ 1,347	$ 381,734
Bonds:
Canadian – Government	199,500	3,432	276	202,656
– Corporate	279,953	6,558	756	285,755
U.S. – Government	144,835	374	2,092	143,117
– Corporate	1,122,624	1,831	24,425	1,100,030
Other – Government	83,981	43	1,996	82,028
– Corporate	179,002	89	3,433	175,658

Sub-total	$2,392,966	$12,337	$34,325	$2,370,978

Preferred shares – Canadian	1,290	62	--	1,352
Common shares – Canadian	152,347	32,522	6,127	178,742
– U.S.	171,483	19,087	5,357	185,213
Financed premiums	85,704	--	--	85,704

	$2,803,790	$64,008	$45,809	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2005 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 717,729	$ 712,709
Due after one year through five years	1,075,914	1,057,350
Due after five years through ten years	465,112	467,484
Due after ten years	134,211	133,435

	$2,392,966	$2,370,978

December 31, 2004

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Term deposits	$ 264,437	$ 57	$ 245	$ 264,249
Bonds:
Canadian – Government	187,953	4,563	42	192,474
– Corporate	244,947	7,483	255	252,175
U.S – Government	177,462	666	2,166	175,962
– Corporate	964,091	5,649	7,762	961,978
Other – Government	125,475	151	975	124,651
– Corporate	174,309	--	2,067	172,242

Sub-total	$2,138,674	$18,569	$13,512	$2,143,731

Common shares – Canadian	154,268	37,017	1,265	190,020
– U.S.	115,551	21,880	1,359	136,072
Financed premiums	87,215	--	--	87,215

	$2,495,708	$77,466	$16,136	$2,557,038

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2004 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$ 480,549	$ 479,333
Due after one year through five years	1,237,454	1,237,284
Due after five years through ten years	287,950	293,737
Due after ten years	132,721	133,377

	$2,138,674	$2,143,731

The amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or repay certain obligations with or without call or prepayment penalties.

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2005 and 2004. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

December 31, 2005

	0-6 months	6-12 months	over 12 months	Total

Common Shares
Number of Positions	99	5	1	105
Fair Value	$ 78,026	$ 11,617	$ 347	$ 89,990
Carrying Value	86,674	14,332	468	101,474
Unrealized Loss	(8,648)	(2,715)	(121)	(11,484)
Term Deposits and Bonds
Number of Positions	526	49	18	593
Fair Value	$ 998,187	$ 111,911	$ 631,370	$ 1,741,468
Carrying Value	1,014,577	114,085	647,131	1,775,793
Unrealized Loss	(16,390)	(2,174)	(15,761)	(34,325)

Total
Number of Positions	625	54	19	698
Fair Value	$ 1,076,213	$ 123,528	$ 631,717	$ 1,831,458
Carrying Value	1,101,251	128,417	647,599	1,877,267
Unrealized Loss	(25,038)	(4,889)	(15,882)	(45,809)

December 31, 2004

	0-6 months	6-12 months	over 12 months	Total

Common Shares
Number of Positions	45	6	1	52
Fair Value	$ 29,010	$ 3,164	$ 190	$ 32,364
Carrying Value	31,178	3,618	192	34,988
Unrealized Loss	(2,168)	(454)	(2)	(2,624)
Term Deposits and Bonds
Number of Positions	248	72	21	341
Fair Value	$ 662,566	$ 446,031	$ 170,307	$ 1,278,904
Carrying Value	666,762	451,467	174,187	1,292,416
Unrealized Loss	(4,196)	(5,436)	(3,880)	(13,512)

Total
Number of Positions	293	78	22	393
Fair Value	$ 691,576	$ 449,195	$ 170,497	$ 1,311,268
Carrying Value	697,940	455,085	174,379	1,327,404
Unrealized Loss	(6,364)	(5,890)	(3,882)	(16,136)

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

Fair values of term deposits, bonds and common and preferred shares are measured using approximate quoted market values based on the latest bid prices. Financed premiums represent the portion of the insured’s monthly premium payments that are not yet due. Certain insureds have the option to pay a portion of the premium when the policy is placed in force and the balance in monthly instalments. The insured pays an additional premium for this option, reflecting handling costs and the investment income that would have been earned on such premium, had the total amount been collected at the beginning of the policy period. The additional premium is essentially an interest payment on the balance of the unpaid premium and is recognized as investment income over the period of the policy. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds fair value can be held until maturity when management expects to receive the principal amount. Principally, unrealized losses on debt securities have arisen due to increases in market interest rates rather than deteriorating creditworthiness of the issuers.

Management performs a comprehensive quarterly analysis of the Company’s investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures:

•	identifying all security holdings in an unrealized loss position that has existed for at least six months;

•	obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;

•	reviewing the trading range of certain securities over the preceding calendar period;

•	assessing if declines in market value are other than temporary for debt security holdings based on the investment grade credit rating from third party security rating agencies;

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

•	assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of their debt service record; and

•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.

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

The length of time securities may be held in an unrealized loss position may vary based on the opinion of the appointed investment managers and their respective analyses related to valuation and the various credit risks that may prevent the Company from recapturing the principal investment. If the appointed investment manager determines there is little or no risk of default prior to the maturity of a holding, the Company would elect to hold the security in an unrealized loss position until the price recovers or the security matures.

In situations where facts emerge that might increase the risk associated with recapture of principal, securities would be traded and losses realized. Due to the current volatility of the equity markets, the Company believes there are a number of securities currently trading at values below their respective intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions influencing the investment manager’s valuation of the holding. In cases where the economic realities divert from the underlying assumptions driving the investment manager’s valuation, securities would be traded and losses realized. In cases where the economic assumptions coincide with valuation assumptions, the holding would be maintained until the market value of the security recovers in the public markets.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.	Investments (continued):

All of the Company’s fixed term investments have fixed interest rates. The coupon rates for the Company’s fixed term investments range from 1.50% to 12.00% at December 31, 2005 and 1.50% to 15.00% at December 31, 2004.

The Company limits its investment concentration in any one investee or related group of investees other than government issues, to less than 5% of the Company’s investments.

Net investment income for the years ended December 31 is comprised as follows:

	2005	2004	2003

Investment income:
Interest on short-term investments	$ 9,881	$ 6,335	$ 5,516
Interest on bonds	73,615	56,114	38,269
Dividends	8,939	5,707	3,619
Premium finance	7,059	8,614	8,414
Other	1,447	2,309	3,169

Gross investment income	100,941	79,079	58,987

Investment expenses	7,906	4,813	2,761

Net investment income	$ 93,035	$74,266	$56,226

Net realized gains for the years ended December 31, 2005, 2004, and 2003 were $38,239,000, $20,392,000 and $41,466,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $4,806,000, $1,291,000 and $2,495,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

As at December 31, 2005, bonds and term deposits with an estimated fair value of $34,392,000 (2004 – $29,925,000) were on deposit with regulatory authorities.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

4.	Capital assets:

2005
	Cost	Accumulated Amortization	Carrying Value

Land	$ 7,830	$ --	$ 7,830
Buildings	43,786	4,771	39,015
Leasehold Improvements	13,686	2,264	11,422
Furniture and equipment	10,407	6,389	4,018
Computers and software development	28,240	19,642	8,598
Automobiles	1,674	949	725

Total	$105,623	$34,015	$71,608

2004
	Cost	Accumulated Amortization	Carrying Value

Land	$ 6,563	$ --	$ 6,563
Buildings	36,678	3,517	33,161
Leasehold Improvements	8,026	1,070	6,956
Furniture and equipment	9,572	5,230	4,342
Computers and software development	24,024	17,081	6,943
Automobiles	1,252	701	551

Total	$86,115	$27,599	$58,516

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

5.	Share capital:

Authorized: Unlimited number of common shares

Share transactions consist of the following:

	Shares Issued	Stock Options	Weighted- Average Exercise Price*	Amount

Balance as at December 31, 2002	48,794,212	1,712,220	$11.17	$243,002
Issued July 3, 2003	6,100,000			74,175
Issued July 11, 2003	610,000			7,210
Stock options:
Granted in year		525,000	13.53
Exercised in year	325,582	(325,582)	7.40	1,724
Forfeited in year		(19,503)	11.88
Expired in year		(206,000)	14.75

Balance as at December 31, 2003	55,829,794	1,686,135	$12.19	$326,111
Stock options:
Granted in year		481,000	15.19
Exercised in year	380,456	(380,456)	8.46	2,433
Forfeited in year		(55,167)	15.69
Expired in year			11.50

Balance as at December 31, 2004	56,210,250	1,731,510	$13.73	$328,544
Stock options:
Granted in year		552,576	19.70
Exercised in year	270,203	(270,203)	11.48	2,511
Forfeited in year		(46,368)	17.91
Expired in year		--	--
Stock-based compensation expense				415

Balance as at December 31, 2005	56,480,453	1,967,515	$15.66	$331,470

*Weighted average price is stated in Canadian dollars as per the terms of the option.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

5.	Share capital (continued):

Share issue expenses of $2,232,000 net of applicable income taxes of $1,265,000 were deducted from the amount of share capital issued on July 3, 2003 and July 11, 2003.

(a)	During the year ended December 31, 2005, options to acquire 270,203 shares (2004 – 380,456; 2003 – 325,582 shares) were exercised at prices from C$4.30 to C$19.66 per share (2004 – C$4.30 to C$15.19 per share; 2003 – C$4.30 to C$11.50 per share).

(b)	The weighted average number of shares outstanding for the years ended December 31, 2005, 2004 and 2003 were 56,423,207, 56,123,976 and 52,306,647, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2005, 2004 and 2003 were 56,962,868, 56,549,496 and 52,770,878, respectively.

(c)	During 2005, the Company declared dividends of C$0.05 per share payable quarterly in Canadian dollars. Total dividends declared in 2005 were C$0.20 per common share. During 2005 a total of C$11,291,300 was paid in dividends to common shareholders.

(d)	Options exercised during the year resulted in a $415,000 increase in share capital from contributed surplus.

6.	Stock-based compensation:

(a)	The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2005, the maximum number of common shares that may be issued under the plan is 4,800,000 (2004 – 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three year period and are exercisable for periods not exceeding 10 years.

The following tables summarize information about stock options outstanding as at December 31, 2005, December 31, 2004 and December 31, 2003:

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

6.	Stock-based compensation (continued):

Exercise prices are stated in Canadian dollars as per the terms of the option.

December 31, 2005

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

C$19.70	14-Feb-05	14-Feb-10	4.1	542,500	--

C$15.19	12-Feb-04	12-Feb-09	3.1	424,004	130,337

C$13.53	10-Feb-03	10-Feb-13	7.1	394,505	248,672

C$19.66	21-Feb-02	21-Feb-12	6.2	340,000	340,000

C$ 7.80	22-Feb-01	22-Feb-11	5.2	146,170	146,170

C$ 4.30	24-Feb-00	24-Feb-10	4.2	120,336	120,336

Total			4.9	1,967,515	985,515

December 31, 2004

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

C$15.19	12-Feb-04	12-Feb-09	4.1	453,833	--

C$13.53	10-Feb-03	10-Feb-13	8.1	485,169	182,836

C$19.66	21-Feb-02	21-Feb-12	7.2	403,500	269,000

C$ 7.80	22-Feb-01	22-Feb-11	6.2	202,339	202,339

C$ 4.30	24-Feb-00	24-Feb-10	5.2	186,669	186,669

Total			6.3	1,731,510	840,844

December 31, 2003

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable

C$13.53	10-Feb-03	10-Feb-13	9.2	521,500	--

C$19.66	21-Feb-02	21-Feb-12	8.2	416,500	138,833

C$ 7.80	22-Feb-01	22-Feb-11	7.2	235,177	140,177

C$ 4.30	24-Feb-00	24-Feb-10	6.2	337,256	337,256

C$11.50	25-Feb-99	25-Feb-04	0.2	175,702	175,702

Total			7.1	1,686,135	791,968

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

6.	Stock-based compensation (continued):

At December 31, 2005, 2004 and 2003 the number of options exercisable is 985,515, 840,844 and 791,968, respectively, with weighted average prices of C$13.89, C$12.06 and C$9.21, respectively.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The per share fair value of options granted during 2005, 2004 and 2003 was C$3.58, C$3.79 and C$6.11. The Company does not record any compensation expense for stock options granted prior to 2003. When these stock options are exercised, the Company will include the amount of proceeds in share capital. The impact on net income and earnings per share if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant on all outstanding stock options on their grant date is disclosed as follows:

	2005	2004	2003

Stock option expense included in
employee compensation expense	$ 1,883	$ 1,242	$ 527

Net income, as reported	$135,008	$101,014	$60,877

Additional expense that would have been recorded
if all outstanding stock options granted before
January 1, 2003 had been expensed	68	1,452	1,165

Pro forma net income	$134,940	$ 99,562	$59,712

Basic earnings per share
As reported	$2.39	$1.80	$1.16
Pro forma	2.39	1.77	1.14
Diluted earnings per share
As reported	$2.37	$1.79	$1.15
Pro forma	2.37	1.76	1.13

Stock option expense above is charged to earnings and is included as a separate component of Shareholders’ Equity under the caption Contributed Surplus.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

6.	Stock-based compensation (continued):

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	3.53%	3.49%	5.07%
Dividend yield	0.9%	0.0%	0.0%
Volatility of the expected market price of the
Company’s common shares	22.5%	30.3%	43.5%
Expected option life (in years)	3.9	4.7	5.5

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

(b)	The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2005, 2004 and 2003 totalled $553,000, $390,000 and $276,000, respectively.

7.	Pension Benefits:

The Company maintains a separate defined contribution pension plan in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to contribute to the applicable plan. The Company matches one half of the employee contribution amount, and its contributions vest immediately. In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings to an overall limitation of $14,000 in 2005, $13,000 in 2004 and $12,000 in 2003. The Company matches one half of the employee contribution amount up to 5% of their annual base earnings. The contributions

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

7.	Pension Benefits (continued):

for the U.S. plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2005, 2004 and 2003 totalled $1,247,000, $1,058,000 and $858,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2005.

Prior to December 31, 1997, substantially all salaried employees of the Company’s subsidiary American Country were covered by a defined benefit pension plan sponsored by American Country. Effective December 31, 1997, upon resolution of its board of directors, the plan was frozen. The reported pension expense for American Country was $113,000, $60,000 and $76,000 in 2005, 2004, and 2003 respectively.

8.	Underwriting policy and reinsurance ceded:

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

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the company’s net exposure to the following maximum amounts:

	Years ended December 31
	2005	2004	2003

Property claims
– Canadian operations	C$500	C$500	C$500
– U.S. operations	$500	$500	$500
Casualty claims
– Canadian operations	C$2,500	C$2,500	C$2,500
– U.S. operations	$1,000	$1,000	$1,000

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

8.	Underwriting policy and reinsurance ceded (continued):

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss other than catastrophe risks in Hawaii as follows:

	Years ended December 31
	2005	2004	2003

Canada
– Retained loss	C$5,000	C$5,000	C$5,000
– Maximum coverage	C$145,000	C$145,000	C$145,000
United States
– Retained loss	$2,000	$2,000	$5,000
– Maximum coverage	$18,000	$18,000	$45,000

On October 31, 2005, the Company acquired Zephyr Insurance Inc. (“Zephyr”) in Hawaii. Zephyr is protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program Zephyr retains up to $7,300,000 in net losses subject to a maximum cover of $911,000,000.

During 2004, the Company entered into two quota-share contracts. The Company did not renew the quota share reinsurance treaties upon their expiry on April 1, 2005.

The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

Net premiums earned	$123,715	$213,135	$91,414
Claims incurred	90,506	152,187	68,017
Commissions and premium taxes	34,498	54,435	17,375

The amount of assumed premiums written was $141,799,000, $232,431,000 and $239,294,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The amount of assumed premiums earned was $142,831,000, $235,054,000 and $122,584,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

9.	Income taxes:

(a)	The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2005	2004	2003

Provision for taxes at Canadian statutory
marginal income tax rate	$ 55,750	$ 40,589	$ 20,048
Non-taxable investment income	(1,812)	(1,117)	(590)
Foreign operations subject to different tax rates	(34,218)	(28,493)	(23,415)
Change in tax rates and other	(381)	380	(2,173)

Provision for (recovery of) income taxes	$ 19,339	$ 11,359	$ (6,130)

(b)	The components of future income tax balances are as follows:

	2005	2004

Future income tax assets:
Losses carried forward	$10,924	$10,741
Unpaid claims and unearned premiums	30,037	29,055
Investments	10,276	8,811
Share issue expenses	1,298	2,259
Contingent commission accruals	12,358	3,937
Other	5,565	3,412
Valuation allowance	(500)	(500)

Future income tax assets	69,958	57,715

Future income tax liabilities:
Deferred policy acquisition costs	(7,943)	(6,780)
Investments	(791)	(417)
Guaranteed payments	(2,238)	(2,141)
Other	(1,047)	(231)

Future income tax liabilities	(12,019)	(9,569)

Net future income tax assets	$57,939	$48,146

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

9.	Income taxes (continued):

(c)	Amounts and expiration dates of the operating loss carryforwards are as follows:

Year of net operating loss	Expiration date	Net operating loss

U.S. operations:
1995	2010	$ 557
1997	2012	1,284
1999	2019	1,225
2000	2020	1,403
2001	2021	14,936
2002	2022	4,317
2003	2023	985
2004	2024	7,422

(d)	The Company established valuation allowances of $500,000 and $500,000 for its gross future tax assets at December 31, 2005 and 2004, respectively. Based on the Company’s expectations of adjusted taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the gross future tax assets, with the exception of its net operating losses. The valuation allowance at December 31, 2005 is a result of the potential inability to utilize net operating losses before expiration.

10.	Unpaid claims:

(a)	Nature of unpaid claims:

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.	Unpaid claims (continued):

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company’s claim departments’ personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short tail claims such as property claims, tend to be more reasonably predictable than long tail claims, such as general liability and automobile accident benefit claims that are less predictable.

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

(b)	Provision for unpaid claims:

The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2005, 2004 and 2003 were as follows:

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.	Unpaid claims (continued):

	2005	2004	2003

Unpaid claims – beginning of year – net	$1,463,280	$1,188,610	$ 679,738
Provision for claims occurring:
In the current year	1,217,952	1,220,604	1,125,678
In prior years	24,233	53,196	138,482
Claims paid during the year relating to:
The current year	(424,997)	(446,230)	(453,765)
The prior years	(674,373)	(582,869)	(355,503)
Claims transferred on expiry of quota share
agreement	33,788	--	--
Currency translation adjustment	22,668	29,969	53,980

Unpaid claims – end of year – net	1,662,551	1,463,280	1,188,610
Reinsurers’ and other insurers’
share of unpaid claims	181,660	225,945	122,013

Unpaid claims – end of year	$1,844,211	$1,689,225	$1,310,623

The results for the years ended December 31, 2005, 2004 and 2003 were adversely affected by the evaluation of unpaid claims related to prior years. In 2003, adverse development on unpaid claims came from Ontario and Alberta automobile claims and non-standard automobile claims in the southeastern United States. In 2004, adverse development on unpaid claims came primarily from Alberta non-standard automobile claims and long-haul trucking claims in the U.S. from terminated programs. In 2005, adverse development came primarily from a terminated trucking program and Alberta non-standard automobile claims.

Ontario Automobile

Ontario private passenger automobile business contributed $10.5 million of favourable development on the prior years’ claims in 2005 compared to adverse development of $4.8 million in 2004 and $23.1 million in 2003.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.	Unpaid claims (continued):

Alberta Automobile

Alberta non-standard automobile business contributed $12.6 million of the prior years’ claims development in 2005, compared to $15.7 million in 2004 and $24.3 million in 2003.

Southeastern United States Non-Standard Automobile

Southeastern United States private passenger automobile business contributed $5.1 million of favourable development on the prior years’ claims in 2005, compared to adverse development of $2.3 million in 2004 and $15.7 million in 2003.

Canadian and U.S. Operations Trucking

Trucking business contributed $34.2 million of the prior years’ claims development in 2005, compared to $30.7 million in 2004 and $22.9 million in 2003.

(c)	The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

11.	Acquisitions:

(a)	Hamilton:

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

(b)	Zephyr:

On October 31, 2005, the Company acquired 100% of the voting shares of HI Holdings Inc. for $25,000,000. The transaction includes HI’s wholly owned subsidiary, Zephyr Insurance Company Inc. whose primary business is residential hurricane insurance. The earnings of HI Holdings have been included in the statement of operations from November 1, 2005.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

11.	Acquisitions (continued):

(b)	Zephyr (continued):

HI Holdings, at the time of acquisition had total assets of approximately $71,113,000 (excluding goodwill) consisting primarily of marketable securities and total liabilities of approximately $51,541,000.

The Company has recorded preliminary goodwill of $4,326,000 relating to the acquisition. As the final purchase price has not yet been determined, as the Company is evaluating certain intangible assets, the allocation of the purchase price is subject to refinement.

12.	Segmented information:

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

The segmented information for December 31, 2005 is summarized as follows:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 609,934	$1,284,726	$ --	$1,894,660
Net premiums earned	582,491	1,209,452	--	1,791,943
Investment income (loss)	40,595	54,129	(1,689)	93,035
Net realized gains (losses)	23,864	14,406	(31)	38,239
Interest expense	--	19,329	6,592	25,921
Amortization of capital assets	1,007	4,113	1,058	6,178
Amortization of intangible assets	--	795	--	795
Net income tax expense (recovery)	22,389	(5,805)	2,755	19,339
Net income (loss)	65,579	81,553	(12,124)	135,008

Goodwill and intangible assets	$ 7,903	$ 63,227	$ --	$ 71,130
Total assets	1,392,469	2,374,081	28,644	3,795,194

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

12.	Segmented information (continued):

The segmented information for December 31, 2004 is summarized as follows:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 583,515	$1,418,291	$ --	$2,001,806
Net premiums earned	501,914	1,276,460	--	1,778,374
Investment income (loss)	31,694	42,984	(412)	74,266
Net realized gains	6,629	13,750	13	20,392
Interest expense	--	15,166	6,005	21,171
Amortization of capital assets	783	5,140	924	6,847
Amortization of intangible assets	--	530	--	530
Net income tax expense (recovery)	11,335	(2,920)	2,944	11,359
Net income (loss)	32,770	73,769	(5,525)	101,014

Goodwill and intangible assets	$ 7,647	$ 59,673	$ --	$ 67,320
Total assets	1,240,329	2,250,479	28,584	3,519,392

The segmented information for December 31, 2003 is summarized below:

	Canada	United States	Corporate and Other	Total

Gross premiums written	$472,908	$1,414,306	$ --	$1,887,214
Net premiums earned	399,950	1,311,960	--	1,711,910
Investment income (loss)	24,048	32,796	(618)	56,226
Net realized gains (losses)	9,589	31,897	(20)	41,466
Interest expense	--	9,441	5,665	15,106
Amortization of capital assets	552	3,853	959	5,364
Amortization of intangible assets	--	611	--	611
Net income tax expense (recovery)	(5,794)	7,111	(7,447)	(6,130)
Net income (loss)	(12,868)	69,013	4,732	60,877

Goodwill and intangible assets	$ 7,215	$ 60,164	$ --	$ 67,379
Total assets	906,316	1,896,363	46,958	2,849,637

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

12.	Segmented information (continued):

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2005	2004	2003

Business Line
Personal Lines:
Non-Standard Auto	29%	35%	37%
Standard Auto	7%	6%	4%
Motorcycle	3%	2%	2%
Property (including Liability)	3%	2%	1%
Other Specialty Lines	2%	2%	2%

Total Personal Lines	44%	47%	46%
Commercial Lines:
Trucking	31%	29%	31%
Commercial Auto	12%	12%	11%
Property (including Liability)	10%	10%	10%
Other Specialty Lines	3%	2%	2%

Total Commercial Lines	56%	53%	54%

Total Gross Premiums Written	100%	100%	100%

	2005	2004	2003

Geographical Area
United States:
California	14%	14%	13%
Illinois	11%	10%	10%
Florida	10%	10%	12%
Texas	6%	8%	7%
New Jersey	3%	3%	2%
Alabama	2%	2%	2%
Pennsylvania	2%	2%	2%
Other	20%	22%	27%

Total United States	68%	71%	75%
Canada:
Ontario	20%	17%	12%
Alberta	5%	5%	6%
Quebec	5%	5%	5%
Other	2%	2%	2%

Total Canada	32%	29%	25%

Total Gross Premiums Written	100%	100%	100%

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

13.	Indebtedness and subsequent events:

(a)	Bank indebtedness:

On February 23, 1999, the Company entered into a $100 million unsecured credit facility with a syndicate of banks. Under this facility the Company had the option to borrow at various rates. During each of the years ended December 31, 2003, 2002 and 2001 the Company repaid $5 million. The facility matured on March 5, 2004 and was fully repaid by the Company. In March, 1999, the Company entered into interest rate swap contracts which matured in March 2004 and had a fair value liability of $1,182,000 as at December 31, 2003.

On March 5, 2004, the Company entered into a C$150 million revolving credit facility with a syndicate of three banks. In December 2004 the facility was extended for a further 364 days and matures March 3, 2006. The facility bears interest at a floating rate based on the type of loan and the Company’s senior unsecured debt rating. The amounts outstanding under this facility as at December 31, 2005, and December 31, 2004 were $11,178,000, with an effective interest rate of approximately 5%, and $59,902,000 with an effective interest rate of approximately 4%, respectively.

On February 15, 2006, the Company entered into a new C$150 million 364 day revolving credit facility with a syndicate of two banks that replaces the existing facility that had a maturity date of March 3, 2006. Depending on the type of loan, the facility bears interest at a floating rate that will be based on the Company’s senior unsecured debt rating.

(b)	Senior unsecured debentures:

On December 6, 2002, the Company issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at the Company’s option, upon at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears. The net proceeds to the Company were C$77,087,420. Annual interest payments were C$6,435,000 for each of the last three years.

On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $9,375,000 and $4,818,000 for 2004.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

13.	Indebtedness and subsequent events (continued):

(c)	Subordinated indebtedness:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 in 2003 after deducting expenses of $4,625,000.

(d)	Loan payable:

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate.

Kingsway America Inc., a U.S. subsidiary has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Quarterly interest instalments totaling approximately $4.9 million are due in 2006.

(e)	Contractual obligations maturity profile:

The maturity profile of the Company’s contractual obligations as described above in items (a) – (d) is as follows:

Payments Due by Period

	2006	2007	2008	2009 & 2010	Thereafter	Total

Bank indebtedness	$11,767	$ --	$ --	$ --	$ --	$11,767
Senior unsecured debentures	--	67,068	--	--	125,000	192,068
Subordinated indebtedness	--	--	--	--	90,500	90,500
Loan payable	--	--	--	--	66,222	66,222

Total	$11,767	$67,067	--	--	$281,722	$360,557

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

14.	Variable interest entities:

Variable interest entities include entities where the equity invested in the entity is considered insufficient to finance the entity’s activities. The Company has two controlled entities which are variable interest entities and therefore not consolidated based on accounting standards as the Company is not considered to be the primary beneficiary. The Company accounts for its investment in these entities using the equity method and includes the investment in other assets of the Consolidated Balance Sheet. The Company’s share of earnings in these entities is included in net investment income in the Consolidated Statement of Operations. As the funds invested in this non-consolidated affiliated entity formed part of the C$74.1 million note referred to in note 13(d), the effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of C$8.3 million in the non-consolidated affiliated entity.

15.	Commitments and contingent liabilities:

(a)	Legal Proceedings:

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

Statutory policyholders’ capital and surplus of the Company’s insurance subsidiaries was $997.5 million and $838.5 million at December 31, 2005 and 2004, respectively.

The Company’s subsidiaries are subject to certain requirements and restrictions under applicable state and provincial insurance legislation including minimum asset requirements and dividend restrictions. At December 31, 2005, under the various insurance regulatory restrictions, the Company’s insurance and reinsurance subsidiaries have an aggregate dividend capacity of $377.0 million (2004 – $298.1 million).

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

15.	Commitments and contingent liabilities (continued):

(c)	Letters of Credit:

On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2005 and 2004 the letter of credit facility utilization was $227.3 million and $234.0 million, respectively.

Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2005 and 2004, the amount of pledged securities was $39.4 million and $37.9 million, respectively.

(d)	Charitable donations:

In 2004 the Company agreed to make a gift contribution of C$3 million to the Trillium Health Centre Foundation to be payable in equal instalments over the period of six years beginning in 2005. This contribution is to be used in creating and operating the Kingsway Financial Spine Centre in Mississauga, Ontario and is expensed as paid.

(e)	Guarantee:

The Company provided a guarantee for a non-controlled affiliated entity which entered into a cross-currency swap transaction July 14, 2005 in conjunction with the Kingsway Linked Return of Capital Trust transaction described in note 13 (d) whereby the affiliate swapped fixed Canadian dollar payments for fixed U.S. dollar payments. The guarantee extends until the swap agreement terminates on June 30, 2015.

(f)	Property:

Two of the Company’s Canadian subsidiaries have formed a real estate joint venture which will be responsible for acquiring and construction of a real estate property that will eventually become the Company’s principal office. The cost of this project is estimated to be approximately C$40 million.

In 2005, Lincoln General, a U.S. subsidiary acquired real estate property for the purpose of constructing a new principal office. The outstanding commitments related to this project were $10,862,390 at December 31, 2005.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

16.	Fair value disclosure:

The fair value of financial assets and liabilities, other than investments (note 3), unpaid claims (note 10) and interest rate swaps (note 13) approximate their carrying amounts.

17.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles:

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

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2005	2004	2003

Net income based on Canadian GAAP	$135,008	$101,014	$60,877
Impact on net income of U.S. GAAP adjustments, net of tax:
Deferred start-up costs (a)	--	671	671
Equity accounting (b)	--	--	723
Gain on sale of USA Insurance Group (b)	--	--	(1,106)

Net income based on U.S. GAAP *	$135,008	$101,685	$61,165
Other comprehensive income adjustments:
Change in unrealized gain on investments
classified as available for sale (c)	(43,131)	20,092	20,472
Change in fair value of interest rate swaps (d)	--	1,182	4,323
Less: related future income taxes	(6,165)	6,973	9,074

Other comprehensive income adjustments	(36,966)	14,301	15,721
Currency translation adjustments in the period (e)	8,238	8,467	17,936

Other comprehensive income (loss)	(28,728)	22,768	33,657

Total comprehensive income	$106,280	$124,453	$94,822

*Basic earnings per share based on U.S. GAAP net income	$2.39	$1.81	$1.17
*Diluted earnings per share based on U.S. GAAP net income	$2.37	$1.80	$1.16

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

17.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

The following table reconciles shareholders’ equity as reported under Canadian GAAP with shareholders’ equity in accordance with U.S. GAAP:

	2005	2004

Shareholders’ equity based on Canadian GAAP	$804,715	$666,501
Other comprehensive income	6,615	43,581
Cumulative net income impact:
Other	(821)	(821)

Shareholders’ equity based on U.S. GAAP	$810,509	$709,261

Statement of Financial Accounting Standards (SFAS) No. 130 “Reporting Comprehensive Income” requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is no requirement to disclose comprehensive income under Canadian GAAP. Total cumulative other comprehensive loss amounted to $16,573,000 and $45,301,000 as at December 31, 2005 and 2004, respectively.

(a)	Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred. These costs were fully amortized as at December 31, 2004.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

17.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

(b)	Equity accounting:

Under Canadian GAAP, the Company’s 25% equity investment in USA Group was carried at cost as the Company did not have significant influence over the investee. Under U.S. GAAP the Company was deemed to have significant influence because the Company’s equity investment exceeded 20%, and the equity method of accounting was used. This method recognized the Company’s share of net income or loss of the investee. Also under U.S. GAAP goodwill is recognized and prior to December 31, 2001 was being amortized over a period of 10 years.

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

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

17.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

(d)	Accounting for Derivative Instruments and Hedging Activities:

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

The Company reports its results in U.S. dollars. The operations of the Company’s subsidiaries in the Canada, Bermuda and its head office operations are self-sustaining. These subsidiaries hold all of their assets and liabilities and report their results in Canadian dollars. As a result, the assets and liabilities of these subsidiaries are translated at the year end rates of exchange. The unrealized gains and losses, which result from translation are deferred and included in shareholders’ equity under the caption “currency translation adjustment”. The currency translation account will change with fluctuations in the Canadian to U.S. dollar exchange rate.

(f)	Future accounting pronouncements:

In December 2004, the U.S. Financial Accounting Standards Board issued a new standard amending the accounting for the stock-based compensation. The standard is effective for public companies starting with the first interim period commencing after June 15, 2005. It requires the use of a fair-value based method to measure and account for all stock options or other equity-based awards to employees or directors that vest or become exercisable after the effective date. The transition approach and impact of this change for the Company has not yet been determined.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

18.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

19.	Supplemental Condensed Consolidating Financial Information:

In 2004, Kingsway America Inc. (KAI) issued senior notes which are fully and unconditionally guaranteed by the Company. The following is condensed consolidating financial information for the Company as of December 31, 2005 and 2004 and for the three years ended December 31, 2005, 2004 and 2003, with a separate column for each of KAI as Issuer, the Company (“KFSI”) as Guarantor and the other businesses of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company and KAI carry their investments under the equity method.

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2005

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenue:
Net premiums earned	$ --	$ --	$1,791,943	$ --	$1,791,943
Investment related income	(1,720)	4,400	128,594	--	131,274
Management fees	56,945	8,988	--	(65,933)	--

	55,225	13,388	1,920,537	(65,933)	1,923,217
Expenses:
Claims incurred	--	--	1,241,202	(16,696)	1,224,506
Commissions and premium taxes	--	--	361,875	--	361,875
Other expenses	52,716	13,511	139,578	(49,237)	156,568
Interest expense	6,591	18,671	659	--	25,921

	59,307	32,182	1,743,314	(65,933)	1,768,870
Income before income taxes	(4,082)	(18,794)	177,223	--	154,347
Income taxes	2,755	(6,743)	23,327	--	19,339
Equity in undistributed net income of subsidiaries	141,845	(319)	--	(141,526)	--

Net income	$135,008	$(12,370)	$ 153,896	$(141,526)	$ 135,008

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenue:
Net premiums earned	$ --	$ --	$1,778,374	$ --	$1,778,374
Investment related income	(399)	3,086	91,971	--	94,658
Management fees	41,709	7,081	--	(48,790)	--

	41,310	10,167	1,870,345	(48,790)	1,873,032
Expenses:
Claims incurred	--	--	1,272,483	(12,390)	1,260,093
Commissions and premium taxes	--	--	330,769	--	330,769
Other expenses	37,886	12,124	135,016	(36,400)	148,626
Interest expense	6,005	13,550	1,616	--	21,171

	43,891	25,674	1,739,884	(48,790)	1,760,659
Income before income taxes	(2,581)	(15,507)	130,461	--	112,373
Income taxes	2,944	(5,461)	13,876	--	11,359
Equity in undistributed net income of subsidiaries	106,539	3,383	--	(109,922)	--

Net income	$101,014	$ (6,663)	$ 116,585	$(109,922)	$ 101,014

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2003

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Revenue:
Net premiums earned	$ --	$ --	$1,711,910	$ --	$1,711,910
Investment related income	(638)	18,162	80,168	--	97,692
Management fees	33,152	2,016	--	(35,168)	--

	32,514	20,178	1,792,078	(35,168)	1,809,602
Expenses:
Claims incurred	--	--	1,285,093	(9,965)	1,275,128
Commissions and premium taxes	--	--	361,370	--	361,370
Other expenses	29,563	7,937	90,954	(25,203)	103,251
Interest expense	5,665	270	9,171	--	15,106

	35,228	8,207	1,746,588	(35,168)	1,754,855
Income before income taxes	(2,714)	11,971	45,490	--	54,747
Income taxes	(7,447)	4,038	(2,721)	--	(6,130)
Equity in undistributed net income of subsidiaries	56,144	9,656	--	(65,800)	--

Net Income	$60,877	$17,589	$ 48,211	$(65,800)	$ 60,877

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheet
As at December 31, 2005

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Assets
Investments in subsidiaries	$864,800	$380,764	$ 159,545	$(1,405,109)	$ --
Cash	2,831	9,597	98,606	--	111,034
Investments	191	2,967	2,800,632	--	2,803,790
Goodwill and other intangible assets	--	--	62,497	8,633	71,130
Other assets	19,666	43,250	2,254,733	(1,508,409)	809,240

	$887,488	$436,578	$5,376,013	$(2,904,885)	$3,795,194

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$ 11,178	$ 66,222	$ 589	$ --	$ 77,989
Other liabilities	4,527	19,563	114,451	(2,058)	136,483
Unearned premiums	--	--	1,059,190	(409,962)	649,228
Unpaid claims	--	--	2,931,723	(1,087,512)	1,844,211
Senior unsecured debentures	67,068	125,000	--	--	192,068
Subordinated indebtedness	--	90,500	--	--	90,500

	82,773	301,285	4,105,953	(1,499,532)	2,990,479
Shareholders’ equity:
Share capital	331,470	157,391	1,132,861	(1,290,252)	331,470
Contributed surplus	3,237	--	--	--	3,237
Currency translation adjustment	9,958	--	45,101	(45,101)	9,958
Retained earnings	460,050	(22,098)	92,098	(70,000)	460,050

	804,715	135,293	1,270,060	(1,405,353)	804,715

	$887,488	$436,578	$5,376,013	$(2,904,885)	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheet
As at December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Assets
Investments in subsidiaries	$745,559	$359,480	$ 464,420	$(1,569,459)	$ --
Cash	3,935	1,871	81,297	--	87,103
Investments	122	--	2,495,586	--	2,495,708
Goodwill and other intangible assets	--	--	58,968	8,352	67,320
Other assets	25,756	40,384	2,172,989	(1,369,868)	869,261

	$775,372	$401,735	$5,273,260	$(2,930,975)	$3,519,392

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$ 39,702	$ --	$ 20,200	$ --	$ 59,902
Other liabilities	4,277	18,608	167,988	(1,837)	189,036
Unearned premiums	--	--	1,005,091	(370,755)	634,336
Unpaid claims	--	--	2,639,551	(950,326)	1,689,225
Senior unsecured debentures	64,892	125,000	--	--	189,892
Subordinated indebtedness	--	90,500	--	--	90,500

	108,871	234,108	3,832,830	(1,322,918)	2,852,891
Shareholders’ equity:
Share capital	328,544	177,674	1,128,481	(1,306,155)	328,544
Contributed surplus	1,769	--	--	--	1,769
Currency translation adjustment	1,720	--	36,232	(36,232)	1,720
Retained earnings	334,468	(10,047)	275,717	(265,670)	334,468

	666,501	167,627	1,440,430	(1,608,057)	666,501

	$775,372	$401,735	$5,273,260	$(2,930,975)	$3,519,392

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2005

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Cash provided by (used in):
Operating activities:
Net income	$135,008	$(12,370)	$153,896	$(141,526)	$135,008
Adjustments to reconcile net
income to net cash used by
operating activities:
Equity in undistributed earnings in subsidiaries	(141,845)	319	—	141,526	—
Other	11,390	(1,506)	128,855	—	138,739

	4,553	(13,557)	282,751	—	273,747
Financing activities:
Increase in share capital, net	2,926	(20,283)	—	20,283	2,926
Common share dividend	(9,426)	—	—	—	(9,426)
Increase/(decrease) in bank indebtedness	(28,532)	66,222	(20,312)	—	17,378
Increase in senior unsecured indebtedness	—	—	—	—	—
Increase in subordinated indebtedness	—	—	—	—	—

	(35,032)	45,939	(20,312)	20,283	10,878
Investing activities:
Purchase of investments	(9,053)	(24,436)	(2,556,529)	—	(2,590,018)
Proceeds from sale of investments	9,177	21,682	2,325,722	—	2,356,581
Purchase of subsidiaries, net of cash acquired	32,058	(23,934)	12,042	(32,058)	(11,892)
Other	(2,807)	2,032	(26,365)	11,775	(15,365)

	29,375	(24,656)	(245,130)	(20,283)	(260,694)
Increase (decrease) in cash during the year	(1,104)	7,726	17,309	—	23,931
Cash, beginning of year	3,935	1,871	81,297	—	87,103

Cash, end of year	$2,831	$9,597	$98,606	$—	$111,034

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2004

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Cash provided by (used in):
Operating activities:
Net income	$101,014	$(6,663)	$116,585	$(109,922)	$101,014
Adjustments to reconcile net
income to net cash used by
operating activities:
Equity in undistributed earnings in subsidiaries	(106,539)	(3,383)	—	109,922	—
Other	6,351	(8,796)	304,052	(10,961)	290,646

	826	(18,842)	420,637	(10,961)	391,660
Financing activities:
Increase in share capital, net	2,434	(88,367)	54,313	34,054	2,434
Common share dividend	—	—	—	—	—
Increase/(decrease) in bank indebtedness	23,709	—	(86,753)	—	(63,044)
Increase in senior unsecured	—	125,000	—	—	125,000
indebtedness
Increase in subordinated indebtedness	—	—	—	—	—

	26,143	36,633	(32,440)	34,054	64,390
Investing activities:
Purchase of investments	(13,995)	—	(2,394,411)	—	(2,408,406)
Proceeds from sale of investments	15,482	—	1,943,801	—	1,959,283
Other	(42,812)	(20,199)	55,697	(23,093)	(30,407)

	(41,325)	(20,199)	(394,913)	(23,093)	(479,530)
Increase (decrease) in cash during the year	(14,356)	(2,408)	(6,716)	—	(23,480)
Cash, beginning of year	18,291	4,279	88,013	—	110,583

Cash, end of year	$3,935	$1,871	$81,297	$—	$87,103

KINGSWAY FINANCIAL SERVICES INC.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2003

	KFSI (the “Guarantor”)	KAI (the “Issuer”)	Other subsidiaries (the “Non-Guarantor subsidiaries”)	Consolidation adjustments	Total

Cash provided by (used in):
Operating activities:
Net income	$60,877	$17,589	$48,211	$(65,800)	$60,877
Adjustments to reconcile net
income to net cash used by
operating activities:
Equity in undistributed earnings in subsidiaries	(56,145)	(9,655)	—	65,800	—
Other	40,735	(40,312)	426,421	(16,423)	410,421

	45,467	(32,378)	474,632	(16,423)	471,298
Financing activities:
Increase in share capital, net	83,109	53,890	194,045	(247,935)	83,109
Common share dividend	—	—	—	—	—
Increase/(decrease) in bank indebtedness	(2,868)	—	12,576	—	9,708
Increase in senior unsecured indebtedness	—	—	—	—	—
Increase in subordinated indebtedness	—	75,500	—	—	75,500

	80,241	129,390	206,621	(247,935)	168,317
Investing activities:
Purchase of investments	(21,729)	(5,617)	(4,656,300)	14,085	(4,669,561)
Proceeds from sale of investments	23,686	19,998	3,966,843	—	4,010,527
Other	(110,268)	(107,410)	(58,793)	250,273	(26,198)

	(108,311)	(93,029)	(748,250)	264,358	(685,232)
Increase (decrease) in cash during the year	17,397	3,983	(66,997)	—	(45,617)
Cash, beginning of year	894	296	155,010	—	156,200

Cash, end of year	$18,291	$4,279	$88,013	$—	$110,583

Document No. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The commentary is current as of March 17, 2006. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See note 17 of the consolidated financial statements for a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway is available on SEDAR at www.sedar.com which can also be accessed from our website www.kingsway-financial.com. This annual report, including the following discussion, contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this annual report.

From time to time, we make written and oral forward-looking statements, in this annual report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. Forward-looking statements include, among others, statements regarding the Company’s objectives and strategies to achieve them. Forward-looking statements are typically identified by words such as “believe”, “expect”, “may” and “could”. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences are discussed under the section of this annual report entitled “Risk Factors” and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled “Risk Factors” is not exhaustive of all possible factors, and other factors could also adversely affect the Company’s results.

All such factors should be considered carefully when making decisions with respect to the Company, and undue reliance should not be placed on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

All of the dollar amounts in this annual report are expressed in U.S. dollars, except where otherwise indicated. References to “U.S. dollars”, “dollars” or “US$” are to U.S. dollars and any references to “Canadian dollars” or “C$” are to Canadian dollars. As presented in this annual report, our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

Exhibit Index appears on Page 151

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 81 of the Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses net operating income information which is calculated as net income excluding after-tax net realized gains and losses on investments. A reconciliation of net income to net operating income is presented below.

(In thousands of U.S. dollars)	2005	2004	2003

Net income, as reported	$ 135,008	$ 101,014	$ 60,877
Net realized gains before taxes, as reported	38,239	20,392	41,466
Tax effect on net realized gains	9,589	3,669	8,836

Net realized gains after tax	28,650	16,723	32,630

Net operating income	$ 106,358	$ 84,291	$ 28,247

Change in Reporting Currency

As the majority of the Company’s operations are in the United States or are conducted in U.S. dollars, effective December 31, 2005, the Company has prepared its financial statements and its Management’s Discussion and Analysis in U.S. dollars in order to provide more meaningful information to its users. However, the Company’s functional currency will remain Canadian dollars for Canadian and head office operations and U.S. dollars for U.S. operations. To effect this conversion, figures contained in this report have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and share capital has been translated using the rates of exchange in effect as of the dates of various capital transactions. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity. All relevant financial information has been restated to reflect the company’s results as if they had been historically reported in U.S. dollars.

Overview

Our Company

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal lines of business are trucking and non-standard automobile insurance. According to A.M. Best gross premiums written data, we are the largest truck insurer in North America and the seventh largest non-standard auto-mobile insurer in North America. We are also the largest writer of motorcycle insurance in Canada and the largest writer of taxi cab insurance in Chicago, Illinois and Las Vegas, Nevada.

Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and usually pay higher insurance rates for comparable coverage. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

We also provide motorcycle insurance, specialized commercial and personal property coverages and other specialty coverages, such as customs, bail and surety bonds. For the year ended December 31, 2005, we derived 31% of our gross premiums written from trucking insurance, 29% from non-standard auto, 13% from commercial and personal property coverages, 12% from commercial automobile, 7% from standard automobile, 3% from motorcycle and 5% from other specialty lines.

We are the leading provider of non-standard automobile in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Illinois and Florida. We are the third largest writer of non-standard automobile insurance in Illinois and the seventh largest in Florida according to A.M. Best data. We are the second largest writer of trucking insurance in the United States and a leading trucking insurer in Canada, making us the largest trucking insurer in North America according to A.M. Best data.

Kingsway Financial is the holding company for all of our subsidiaries and Kingsway America is the holding company for all of our U.S. operating subsidiaries. We operate our business through our insurance subsidiaries which include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Zephyr Insurance Company Inc. in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados. During the year ended December 31, 2005, we generated 68% of our gross premiums written from the United States and 32% from Canada.

In 2005, our gross premiums written were $1.89 billion, compared to $2.00 billion in 2004. Our return on equity averaged 15.0% for the five fiscal years 2001 to 2005, and for the year ended December 31, 2005, was 18.4% compared to 16.6% in 2004. As of December 31, 2005, we had total assets of $3.80 billion. During the year ended December 31, 2005, shareholders’ equity increased 21% to $804.7 million.

Our Industry

The property and casualty insurance industry is highly competitive and fragmented. However, we generally seek to identify and operate in specialty markets which present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors. We focus on specialty lines of automobile, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not knowingly underwrite risks at rates which we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we will be able to deliver returns that will exceed the average in our industry over a long period of time.

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We have reported an underwriting profit in 13 years out of 16 since the Company’s first full year of operations in 1990 and in four of the last five years. Management’s incentive compensation is directly linked to our combined ratio and our return on equity objectives.

In recent years, the North American property and casualty insurance market, including the trucking and non-standard automobile markets, have been less price competitive than in the late 1990’s. Many insurers significantly reduced premium rates from 1998 to 2000 due to higher investment returns and an over-capitalization of the industry which subsequently led to poor underwriting results in 2001 and 2002, investment impairments and an erosion of capital. As a result, premium rates began to rise and the industry posted improved underwriting results for 2003 and 2004 but a slight deterioration is expected for 2005 based on available industry estimates.

Following the improved results in 2003 and 2004 certain automobile markets experienced pressure from governments to reduce premium rates in 2005. 2005 was also a year in which there was significant storm activity in the southern United States leading to a substantial loss of capital to reinsurers. Short-term interest rates also increased modestly during 2005 from historically low levels, but are still at levels which are much lower than those of the late 1990’s. As a result of these trends, we expect that 2006, like 2005, will be a year with good results, slow premium growth and increased reinsurance costs for insurance companies both in the United States and Canada. We believe insurance companies which have traditionally relied extensively on reinsurance capacity to support their premium levels will find this environment particularly challenging. We believe that the combination of these factors will lead to a modest deterioration in underwriting results for the property and casualty industry which will be partially offset by increased investment income in 2006.

Corporate Strategy

Our strategy is to specialize in areas of insurance where we have developed expertise such as trucking, non-standard automobile, motorcycle and taxis. We will then bring this expertise, underwriting discipline and knowledge to a broad range of geographic markets so our risks are well diversified.

Our strategy is to build long-term shareholder value and is characterized by the following principles:

•	Strong claims operations tailored to local markets. We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional operating subsidiaries and by selected program managers. We maintain a culture of rigorously investigating claims, promptly paying legitimate claims, preventing fraud and litigating our claims as necessary before final settlement.

•	Distinctive underwriting capabilities in target specialty markets. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. Over the five year period ended December 31, 2005, our combined ratio averaged 99.1%. For the year ended December 31, 2005, our combined ratio was 97.2%.

We seek to identify market segments where we believe competition is more limited, presenting the potential for above average underwriting results. We operate through a network of regionally based operating subsidiaries. Our decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

We rely on our detailed understanding of our regional markets to take advantage of favourable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and to increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus.

•	Rigorous industry leading program management capabilities. Our program management begins with a thorough due diligence review of agents’ operations and understanding of their historical results. This review is performed by a team of individuals with extensive underwriting, actuarial and claims management expertise.

We maintain strict control over programs by limiting the claims authority granted to agents and structuring the agents agreements so that we have all pricing and reinsurance authority. Our program managers have the opportunity to significantly increase their compensation through commission incentives which are strictly tied to our underwriting profit on their program.

Each program manager is subject to regular and vigorous audits to ensure disciplined underwriting and claims processes are in place and being followed in accordance with the agreement.

•	An extensive network of independent agents and program managers focused on specialty markets. We are committed to our distribution network of independent agents, program managers and brokers. We continually strive to provide the highest level of service to our agents, program managers and brokers and to build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance our product mix.

•	Shared corporate support function. Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control. We believe we can derive efficiencies and cost savings by sharing corporate support functions such as investment management, information systems development, purchasing of reinsurance, procurement and accommodation.

•	Outstanding management. Each of our eleven operating subsidiaries is led by an experienced executive team with expertise in their chosen niche lines of business and extensive knowledge of their local markets. The average experience of the president of each subsidiary exceeds twenty years.

The operating subsidiaries are supported and guided by an executive management team at Kingsway Financial Services Inc.. The individuals on this team average more than 23 years of experience and are led by Bill Star, our President and Chief Executive Officer, who has over fifty years of industry experience.

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

Critical Accounting Estimates

Our significant accounting policies are described in note 2 to the audited consolidated financial statements included on pages 63 to 64 of the annual report. The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims

A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. Further information regarding our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in note 10 to the consolidated financial statements.

Impairment of investments

The establishment of an other-than-temporary impairment on an investment security requires a number of judgements and estimates. Management performs a quarterly analysis of our investment holdings to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security are discussed within the portfolio monitoring section in the investment and investment income section of Management’s Discussion and Analysis.

Goodwill and intangible assets

Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment which may affect any resulting impairment write-down. Additional information regarding our goodwill and intangible asset accounting policy is included in note 2(f) to the consolidated financial statements.

Income taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities and the valuation of future income tax assets related to tax loss carryforwards. Additional information regarding our income tax provision is included in note 2(l) and note 9 to the consolidated financial statements.

Revenues

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains. Our total revenues increased 3% to $1.92 billion in 2005 from $1.87 billion in 2004 which was an increase of 4% over the $1.81 billion in 2003.

Premium Income

We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. We are the largest truck insurer in North America and the seventh largest non-standard auto insurer. In Canada, where we are the largest insurer of non-standard auto, our main competitor is Pembridge Insurance Company, a subsidiary of The Allstate Corporation. Our main Canadian competition for trucking is Markel Insurance Company, a subsidiary of Northbridge Financial Corporation. In the United States, we face competition in our non-standard automobile lines from Progressive, Allstate, State Farm and GEICO and in our trucking lines from Old Republic General Group, Zurich Financial Services Group and Canal Insurance Company. We also compete in both Canada and the United States with numerous smaller insurance companies in our regional markets. Many of our larger competitors have greater financial and other resources than we do, have more favourable A.M. Best ratings and offer more diversified insurance coverages. In the fragmented non-standard automobile markets in the United States, however, many of our competitors are small companies with limited capital resources who generally have less favourable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital. We believe that recent reinsurance market conditions will lead to a contraction of this capital support by reinsurers.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters do not typically operate in specialty lines of insurance, but may have certain competitive advantages over agency underwriters in standard insurance lines, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced policy acquisition costs.

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

We believe that our ability to compete successfully in our industry will be based on:

•	our ability to identify specialty markets which are more likely to produce an underwriting profit;

•	our disciplined underwriting approach;

•	our diversified product and geographic platforms;

•	our prudent claims management;

•	cost containment and the economics of shared support functions; and

•	the service and competitive commissions we provide to our independent agents, program managers and brokers.

Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes may decrease. Underwriting profitability is primarily dependent on the claims amounts incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the claims amounts to be incurred on the policies sold is unknown, and the process for estimating claims is inherently uncertain and imprecise.

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

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 22 program managers in the United States and over 3,000 independent brokers across Canada. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that used by many automobile insurance companies.

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

We write automobile insurance primarily for the non-standard automobile and trucking markets. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages that we provide for individuals include motorcycle, homeowners and selected specialty lines. Our commercial coverages include automobile (including taxis), trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 44% of our gross premiums written for the year ended December 31, 2005 and 56% were generated from our commercial lines.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and property damage to third parties. Accident benefit policies or personal injury protection policies provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

Our gross premiums written were $1.89 billion in 2005, compared to $2.00 billion in 2004. In 2005, we experienced an increase of 5% in gross premiums written for our Canadian operations and a decrease of 9% for our U.S. operations.

The following table sets forth our gross premiums written by line of business for the periods indicated:

For the year ended December 31,
(in millions of U.S. dollars, except for percentages)

	2005			2004

Non-Standard Automobile	$ 551.3	29.1%	$ 706.3	35.3%
Standard Automobile	130.0	6.9	127.3	6.3
Motorcycle	59.5	3.2	47.0	2.3
Property (including liability)	59.5	3.1	39.3	2.0
Other Specialty Lines	42.4	2.2	21.0	1.1

Total Personal	$ 842.7	44.5%	$ 940.9	47.0%
Trucking	$ 587.4	31.0%	$ 582.6	29.1
Commercial Automobile	226.8	12.0	236.8	11.8
Property (including liability)	185.5	9.8	199.5	10.0
Other Specialty Lines	52.3	2.7	42.0	2.1

Total Commercial	$ 1,052.0	55.5%	$ 1,060.9	53.0%

Total Gross Premiums Written	$ 1,894.7	100.0%	$ 2,001.8	100.0%

        We conduct our business in the United States and Canada. The following table sets forth our gross premiums written by state and province for the periods indicated:

For the year ended December 31,
(in millions of U.S. dollars, except for percentages)

	2005			2004

California	$269.5	14.2%	$271.3	13.6%
Illinois	210.3	11.1	207.8	10.4
Florida	186.3	9.8	208.3	10.4
Texas	113.8	6.0	156.8	7.8
New Jersey	50.0	2.7	58.3	2.9
Pennsylvania	41.3	2.2	45.6	2.3
Alabama	32.2	1.7	37.2	1.9
Other	381.3	20.1	433.0	21.6

Total United States	$ 1,284.7	67.8%	$ 1,418.3	70.9%

Ontario	$ 381.4	20.1%	$ 343.0	17.1%
Québec	101.7	5.4	94.6	4.7
Alberta	94.0	5.0	108.4	5.4
Other	32.9	1.7	37.5	1.9

Total Canada	$ 610.0	32.2%	$ 583.5	29.1%

Total	$ 1,894.7	100.0%	$ 2,001.8	100.0%

Non-Standard Automobile

Non-standard automobile insurance accounted for 29% and 35% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively. Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

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

The insuring of non-standard drivers is often transitory, and when their driving records improve, insureds may qualify to obtain insurance in the standard market at lower premium rates. As a result, our non-standard automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly instalment basis. We typically limit our risk of non-payment of premiums by requiring a deposit for two months of insurance premiums and the prepayment of subsequent instalments.

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools and assigned risk plans that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Assessments from the Facility Association increased our underwriting profit by $4.3 million in 2005 and by $3.4 million in 2004. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Québec and Alberta, with Ontario being our largest market in 2005. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage with accident benefit insurance.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California, Louisiana, Ohio and Virginia. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than $40,000 per occurrence.

During the year, we entered into a program management agreement with the Robert Plan Corporation to assume its non-standard automobile risks commencing January 1, 2006. In states where non-standard automobile risks are assigned to standard automobile insurance companies, the Robert Plan, through one of our subsidiaries, offers to assume these assigned risks from the standard insurer for a pre-agreed buy-out fee.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. In Canada, we may offer policies with limits of liability of up to C$10 million as many of our insured trucks travel throughout the U.S. and Canada. We then purchase reinsurance to limit our exposure for any one risk or occurrence to C$2.5 million. In the United States we do not offer policies for trucking liability in excess of $1 million per risk. Recent market conditions have allowed us to increase our prices and expand our relationships. We are now the largest trucking insurer in North America as well as the second largest in both Canada and the United States.

In the year ended December 31, 2005, gross premiums written from trucking were $587.4 million compared to $582.6 million in 2004. Trucking insurance accounted for 31% and 29% of our gross premiums written for the years ended December 31, 2005 and 2004, respectively.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through American Service and American Country, we are the largest writer of taxi risks in Chicago, Illinois and Las Vegas, Nevada. In the year ended December 31, 2005, gross premiums written from commercial automobile decreased by 4% to $226.8 million compared to $236.8 million in 2004.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market for comparable coverages. However, the frequency and severity of accidents and other loss events are also typically lower. Our standard automobile business is written in Ontario and Alberta. In the year ended December 31, 2005, gross premiums written from standard automobile increased by 2% to $130.0 million compared to $127.3 million in 2004.

Motorcycle

Motorcycle insurance consists primarily of liability, physical damage and personal injury insurance coverages. In Canada, we are the leading writer of motorcycle insurance, writing over 30% of the total market, and we write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We also write motorcycle insurance in the United States. In the year ended December 31, 2005, gross premiums written from motorcycle increased by 27% to $59.5 million compared to $47.0 million in 2004.

Property (including liability)

We write property (including liability) insurance for businesses and individuals in Canada and the United States. This business focuses on insuring against damage to property and accidents that may occur on such property. Our commercial property and liability business consists of risks that are difficult to place due to class, age, location or occupancy of the risk. These risks are characterized by high premiums and deductibles and limited coverage. We generally limit our exposure to no more than C$0.5 million in Canada and $0.5 million in the United States on any one risk.

Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance. We also offer pet health insurance in the United States.

We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies. We believe these risks provide us with the opportunity to achieve attractive returns.

During the year, we acquired Zephyr Insurance Company Inc., a provider of residential wind insurance coverage in the state of Hawaii. Zephyr’s operating niche complements our core strategy of providing products and services to specific, defined segments of the insurance marketplace. Zephyr is protected by a reinsurance program further described in the reinsurance section of Management’s Discussion and Analysis.

Our strategy is to operate as a niche underwriter of classes of property business that are more difficult to underwrite and offer the potential to achieve higher levels of underwriting profitability. We underwrite this business using our carefully developed underwriting methodology based on a stringent set of criteria. This type of property business is seldom subject to a high degree of competition and we have often been able to write these policies at relatively high rates with fairly restricted coverage.

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

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer’s or builder’s warranty which is typically several years later than the year in which the premium is written. We discontinued writing any new warranty business during 2003.

Investments and Investment Income

Overview & Strategy

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and to generate investment returns. We invest predominantly in corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and other interest-bearing instruments, and we consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control. All of our investments are managed by professional, third party investment management firms and their performance is actively monitored by management and the Investment Committee of the Board of Directors.

Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to their maturity.

Portfolio Composition

At December 31, 2005, we held cash and investments with a fair value of $2.93 billion and a carrying value of $2.91 billion, resulting in a net unrealized gain of $18.2 million. We currently maintain and intend to maintain an investment portfolio comprised primarily of fixed income securities. Our insurance subsidiaries’ investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated investments, and our Canadian operations primarily invest in Canadian dollar investments to minimize their exposure to currency rate fluctuations.

The following table summarizes the fair value of our investment portfolio, including cash and cash equivalents and premium finance receivables, at the dates indicated:

For the year ended December 31,
(in millions of U.S. dollars)

	2005	2004

Type of investment
Term deposits	$ 381.17	$ 264.3
Government bonds	427.8	493.1
Corporate debt securities	1,561.5	1,386.3

Subtotal	$ 2,371.0	$ 2,143.7
Common shares	$ 363.9	$ 326.1
Preferred shares	1.4	--
Finance premiums	85.7	87.2
Cash and cash equivalents	111.0	87.1

Total	$ 2,933.0	$ 2,644.1

The fair value of equity investments represented 12% of our investment portfolio at December 31, 2005 and December 31, 2004.

Investment results before the effect of income taxes were as follows:

For the year ended December 31,
(in millions of U.S. dollars)

	2005	2004

Average investments at cost	$ 2,771.9	$ 2,351.4
Investment income after expenses	$ 93.0	$ 74.3
Percent earned on average Investments (annualized)	3.4%	3.2%
Net realized gains	$ 38.2	$ 20.4
Total realized yield	4.7%	4.0%
Change in unrealized investment gains	$ (43.1)	$ 20.1
Total return yield	3.2%	4.9%

Our investment income, including net realized gains increased by 39% to $131.2 million in 2005, compared to $94.7 million in 2004. The percentages earned on average investments shown in the preceding table compare with the Lehman Brothers Eurodollar Aa or Higher 1-5 Years Index of 1.6% and 2.3% for the Scotia Capital 1-5 Year Euro Canadian Index, 4.9% for the S&P Index and 24.3% for the S&P TSX Index for the twelve months ended December 31, 2005.

The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated.

For the year ended December 31,
(in millions of U.S. dollars)

	2005		2004

Due in less than one year	$ 712.7	30.1%	$ 479.3	22.4%
Due in one through five years	1,057.4	44.6	1,237.3	57.7
Due after five through ten years	467.5	19.7	293.7	13.7
Due after ten years	133.4	5.6	133.4	6.2

Total	$ 2,371.0	100.0%	$ 2,143.7	100.0%

At December 31, 2005, 75% of our fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds have contractual maturities of five years or less compared to 80% as at December 31, 2004.

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

As at December 31,

	2005	2004

Rating
AAA/Aaa	57.1%	55.1%
AA/Aa2	18.8%	17.9%
A/A2	20.0%	24.2%

Percentage rated A/A2 or better	95.9%	97.2%

BBB/Baa2	2.0%	1.0%
BB/Ba2	0.9%	0.2%
B/B2	0.5%	0.1%
CCC/Caa or lower, or not rated	0.7%	1.5%

Total	100.0%	100.0%

The following chart shows how the fair value of our investment portfolio and cash flow from operations has grown over the last nine years.

	Investment Portfolio at Fair Value (in millions)	Investment Portfolio Per Share Outstanding (in dollars)	Cash Flow Generated from Operations (in millions)

1996	$ 138	$ 5.22	$ 33
1997	244	6.82	33
1998	409	11.40	43
1999	457	13.43	23
2000	522	15.32	62
2001	775	15.92	134
2002	1,346	27.59	382
2003	2,124	38.04	471
2004	2,644	47.04	392
2005	2,933	51.93	274

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest, equity or currency exchange rates and prices. Our primary market risk exposures are to changes in interest rates and equity prices. We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate.

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

Duration is a measure used to estimate the extent to which market values change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $66.9 million, representing 2.8% of the $2,371.0 million fair value fixed maturity investment portfolio.

Fluctuations in value of our equity securities, representing approximately 12% of the fair value of the investment portfolio at December 31, 2005, due to changes in general economic or stock market conditions, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses.

We do not hedge any foreign currency exposure that may exist in the portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated investments, and our Canadian operations in Canadian dollar investments.

With the exception of U.S. and Canadian government bonds, it is our policy to limit our investment concentration at each of our subsidiary companies in any one issuer or related groups to less than 5% of the subsidiary company’s investment portfolio.

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly instalments. The insured pays an additional amount for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment default by the insured, we should not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific jurisdictions. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.

Certain U.S. public companies include this income in computing their combined ratio and underwriting profit. We, however, consider our income from our premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2005, the balance of our financed premiums receivable was $85.7 million compared to $87.2 million at December 31, 2004. The fair value of financed premiums approximates their carrying amount.

Portfolio Monitoring

All of our investments are managed by professional, third-party investment management firms and we monitor their performance. We have engaged Conning Asset Management, Royal Bank of Canada (Caribbean), Deans Knight Capital Management Limited and J. Zechner Associates Inc. to oversee the majority of the fixed income investment portfolio. In addition, Burgundy Asset Management, Burgundy International Asset Management, Deans Knight Capital Management Limited, Marquest Investment Counsel, SFE Investment Counsel and Kingwest and Company have each been engaged to manage portions of our subsidiaries’ equity investment portfolios.

We comply with Statement of Financial Accounting Standards No. 115 related to Accounting for Certain Investments in Debt and Equity Securities and recognized losses on securities whose decline in market value was deemed to be other than temporary. We recognized charges of $4.8 million, $1.3 million and $2.5 million for investment value impairment that was considered other than temporary for the years ended December 31, 2005, 2004 and 2003, respectively.

We perform a quarterly analysis of our investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures:

•	identifying all security holdings in an unrealized loss position that has existed for at least six months;

•	obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;

•	reviewing the trading range of certain securities over the preceding calendar period;

•	assessing if declines in market value are other than temporary for debt security holdings based on the investment grade credit rating from third party security rating agencies;

•	assessing if declines in market value are other than temporary for any debt security holding with a non-investment grade credit rating based on the continuity of its debt service record; and

•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.

The risks and uncertainties inherent in the assessment methodology used to determine declines in market value that are other than temporary include, but may not be limited to, the following:

•	the opinion of professional investment managers could be incorrect;

•	the past trading patterns of individual securities may not reflect future valuation trends;

•	the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and

•	the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect a company’s unknown underlying financial problems.

The length of time securities may be held in an unrealized loss position may vary based on the opinion of our appointed investment managers and their respective analyses related to valuation and to the various credit risks that may prevent us from recapturing our principal investment. In cases where our appointed investment manager determines that there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures.

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

At December 31, 2005, and December 31, 2004, the gross unrealized losses amounted to $45.8 million and $16.1 million, respectively. The unrealized loss attributable to non-investment grade fixed income securities at December 31, 2005 and December 31, 2004 was $1.3 million and nil, respectively.

At December 31, 2005 and December 31, 2004, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no investment impairment provision was considered necessary. Common stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the respective holdings. In making our investment impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators and reviewed stock market trends.

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

The table below segregates the gross unrealized losses at December 31, 2005 and December 31, 2004 by security type or industry sector.

(In thousands of U.S. dollars)	December 31, 2005	December 31, 2004

Mortgage backed	$ 6,359	$ 474
Government	3,235	5,401
Provincial, State, Municipal	154	21
Financial Services	12,664	3,343
Energy	1,298	859
Telecommunications	141	23
Information Technology	630	59
Consumer Products	6,533	841
Metals & Mining	1,810	76
Industrials	9,719	3,706
Utilities	222	70
Media	1,176	121
Medical	130	28
Pharmaceuticals	1,625	523
Retail	68	591
Real Estate	45	--

Total	$45,809	$16,136

Provision for Unpaid Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management. We investigate the actual circumstances of the incident that gave rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten. The nature of non-standard automobile insurance typically requires more thorough claims management and in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters, and we may also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. We believe that effective claims management is fundamental to our operations.

We establish a provision for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and also unreported claims. Our provision for unpaid claims is based on estimated liabilities on individual reported claims (case reserves), estimated provisions for claims that have not yet been reported and expected future development on case reserves; our provision for unpaid claims also includes an estimate of internal or unallocated claims adjustment expenses which we expect to incur in the future. The provision for claims not yet reported and future development on existing case reserves are sometimes referred to as provisions for incurred but not reported claims (IBNR).

The following table shows the amounts of total case reserves and IBNR as at December 31, 2005 and 2004. During 2005 we continued to significantly strengthen reserves on individual claim files (case reserves) in the U.S. and Canadian operations. IBNR reserves were also strengthened in the Canadian operations to reflect growth in the premium volume.The IBNR reserves were reduced for the U.S. operations as a result of the reduction in earned premium volume and the reduction of the inventory of open claims.

        During 2005, our U.S. operations increased case reserves by 7% and decreased IBNR reserves by 8% with a slight increase of 1% in total reserves compared to December 31, 2004. Our Canadian operations increased case reserves by 19%, IBNR by 22% and total reserves by 20% in Canadian dollars and 24% in U.S. dollars.

For the year ended December 31,
(In thousands of U.S. dollars)

	2005	2004	(%) Increase

U.S. Operations
Case Reserves	$ 665,309	$ 620,819	7%
IBNR	419,534	457,076	(8%)

Total unpaid claims	$1,084,843	$1,077,895	1%

Canadian Operations (C$ in 000’s)
Case Reserves	$ 562,121	$ 472,471	19%
IBNR	321,024	262,348	22%

Total unpaid claims	$ 883,145	$ 734,819	20%

Total (U.S.$ in 000’s)	$ 759,368	$ 611,330	24%

Consolidated unpaid claims	$1,844,211	$1,689,225	9%

The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and we are constantly refining our estimates. Factors affecting the provision for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions’ determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos, environmental or other products liability exposure. Our provision for unpaid claims is not discounted to reflect the time value of expected future payouts of claims.

The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that we originally established. In addition, we conduct a review of all open claims each quarter and consider all factors into the provisions’ calculation. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

Each operating company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. The process undertaken by each operating company includes evaluating all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, inflation or changes in operating structure or process may have on future loss settlements. The management of each operating company has responsibility to ensure that the IBNR reserve methodologies are appropriate, based on lines of business and geographic region. Management incorporates all of the above information to record its best estimate of liabilities for unpaid claims.

Once an amount for liabilities for unpaid claims is established by management of each of our insurance subsidiaries, our independent appointed actuary, Towers Perrin Inc., reviews management’s methodologies, data and work papers to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reserve estimates. As these processes are undertaken independently, the provision recorded by management can differ from the actuary’s point estimate. The provisions for unpaid claims established by each operating company are then consolidated. In accordance with actuarial standards, in the United States the independent actuary develops a range of reserve estimates and a recommended point estimate of reserves, and in Canada they develop a point estimate. The point estimate is intended to represent the independent actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of their range.

The range of reserve estimates for unpaid claims for our U.S. subsidiaries estimated by our independent appointed actuary and the actual carried provision for unpaid claims were as follows:

As of December 31, 2005
(in millions of U.S. dollars)

	Low	High	Carried

U.S. Operations
Lincoln General Insurance Company	$ 689.5	$ 859.9	$ 761.7
Universal Casualty Insurance Company	42.1	48.7	44.3
American Service Insurance Company	72.3	83.7	78.2
American Country Insurance Company	115.4	134.3	120.2
U.S. Security Insurance Company	57.0	66.0	62.5
Southern United Fire Insurance Company	15.0	17.3	16.3
Kingsway Reinsurance Corporation (Barbados)	1.6	1.6	1.6

	$ 992.9	$ 1,211.5	$ 1,084.8
Canadian Operations
Kingsway General Insurance Company			$ 587.5
York Fire & Casualty Insurance Company			123.9
Jevco Insurance Company			48.0

			$ 759.4

Total Consolidated Provision for Unpaid Claims			$ 1,844.2

As of December 31, 2004
(in millions of U.S. dollars)

	Low	High	Carried

U.S. Operations
Lincoln General Insurance Company	$ 669.0	$ 856.6	$ 759.8
Universal Casualty Insurance Company	35.0	46.8	43.8
American Service Insurance Company	58.9	71.3	65.6
American Country Insurance Company	109.5	130.8	120.2
U.S. Security Insurance Company	58.5	66.3	61.5
Southern United Fire Insurance Company	22.1	25.3	23.4
Kingsway Reinsurance Corporation (Barbados)	3.6	3.6	3.6

	$ 956.6	$ 1,200.7	$ 1,077.9
Canadian Operations
Kingsway General Insurance Company			$ 476.0
York Fire & Casualty Insurance Company			91.2
Jevco Insurance Company			44.1

			$ 611.3

Total Consolidated Provision for Unpaid Claims			$ 1,689.2

To the extent that management’s estimates of reserve levels at our individual insurance subsidiaries are less than the point estimates recommended by our independent actuary, our policy is that those reserve levels will be increased to levels that are no less than the recommended point estimate. Under Canadian actuarial practice the appointed actuary does not provide a range of reserve estimates, but provides a point estimate for estimated claims liabilities. At December 31, 2005 and December 31, 2004, each of our Canadian subsidiaries recorded at least 100% of the point estimate recommended by the independent appointed actuary.

The following table summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1995 through 2004 for our Canadian operations and at the end of years 1998 to 2004 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31, 2005.

As at December 31, 2005

(In thousands of U.S. dollars, except percentages)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Unpaid claims -
originally established -
end of year, gross	1,844,211	1,689,225	1,310,623	765,322	358,431	287,589	306,400	291,642	132,421	--	--
Less:
Reinsurance recoverable
on unpaid losses	181,660	225,945	122,013	85,584	64,450	61,703	83,120	88,084	44,968	--	--
Unpaid claims -
originally established -
end of year, net	1,662,551	1,463,280	1,188,610	679,738	293,981	225,886	223,280	203,558	87,453	47,776	17,831

Cumulative paid (net of currency
translation impact) as of:
One year later		652,063	584,926	319,762	190,592	123,401	102,014	84,189	35,519	24,094	10,015
Two years later			961,581	588,722	264,540	197,048	159,852	134,514	52,746	32,615	14,039
Three years later				774,237	361,004	237,490	206,022	171,143	64,776	40,829	18,011
Four years later					428,345	284,187	224,388	198,501	76,710	44,424	22,356
Five years later						313,360	247,982	204,960	85,312	48,324	22,995
Six years later							263,347	217,441	86,367	50,461	25,008
Seven years later								225,133	89,301	51,309	25,072
Eight years later									93,877	52,403	24,991
Nine years later										54,090	24,511
Ten years later											25,602

Re-estimated liability as of:
One year later		1,487,513	1,241,806	818,220	363,478	246,236	220,130	198,477	78,744	45,592	20,312
Two years later			1,399,699	915,439	424,140	274,450	228,163	200,535	80,657	47,690	19,683
Three years later				984,681	475,385	313,491	241,142	206,453	82,584	48,527	22,225
Four years later					496,804	335,425	263,761	217,153	84,973	48,622	22,712
Five years later						343,174	274,120	226,096	90,521	49,763	23,039
Six years later							275,388	230,652	94,191	51,853	23,790
Seven years later								231,725	96,355	53,747	24,667
Eight years later									96,107	54,506	25,093
Nine years later										54,989	25,257
Ten years later											25,237

As at December 31, 2005
Cumulative deficiency		24,233	211,089	304,944	202,823	117,288	52,108	28,167	8,654	7,214	7,405

Cumulative deficiency as a %
of reserves originally
established - net		1.66%	17.76%	44.86%	68.99%	51.92%	23.34%	13.84%	9.90%	15.10%	41.53%
Re-estimated liability - gross		1,713,087	1,557,886	1,115,566	582,492	415,819	363,846	334,591	141,901	--	--
Less: Re-established
resinsurance recoverable		225,573	158,187	130,885	85,688	72,645	88,458	102,866	45,794	--	--
Re-estimated liability - net		1,487,514	1,399,699	984,681	496,804	343,174	275,388	231,725	96,107	--	--
Cumulative deficiency - gross		23,862	247,263	350,244	224,061	128,230	57,446	42,949	9,480	--	--

% of reserves originally
established - gross		1.41%	18.87%	45.76%	62.51%	44.59%	18.75%	14.73%	7.16%	--	--

The foregoing table presents the development of unpaid claims liabilities reflected on our balance sheets as at each year end December 31, 1995 through December 31, 2005. The top line of the table presents the estimated liability for unpaid claims recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported. The table also presents the re-estimated liabilities for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2004. Information related to gross unpaid claims development is not available for years 1996 and prior.

The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the payments required for claims still open or claims still unreported. Favourable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavourable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined.

The table presents the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year and the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2005, we had paid $774.2 million of the currently estimated $979.3 million of claims that had been incurred through the end of 2002; thus an estimated $205.1 million of losses incurred prior to December 31, 2002 remain unpaid as of December 31, 2005.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1995 have developed adversely by $7.4 million over the subsequent ten years and unpaid claims at December 31, 1998 have developed adversely by $28.2 million over the subsequent seven years. The effects on income during the past three years due to changes in estimates of unpaid claims is shown in note 10(b) to the consolidated financial statements as the “prior years” contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2005, but incurred in 1999, will be included in the cumulative development amounts for years 1999, 2000, 2001, 2002, 2003 and 2004. In addition, the deficiency identified during the year 2005 of $24.2 million was attributable to unpaid claims as at December 31, 2004 for unpaid claims for the year 2004 and all prior years. There was a redundancy of $133.7 million related to claims occurring in accident year 2004 and deficiencies of $88.7 million related to claims occurring in accident year 2003, $47.8 million to claims in 2002, $13.7 million to claims occurring in 2001 and $7.7 million to claims occurring in 2000 and prior years.

The following table is derived from the unpaid claims re-estimates on the previous page and summarizes the effect of re-estimates, net of reinsurance, on calendar year consolidated operations for the nine-year period ended December 31, 2005. The first number in each row details the amount of reserve re-estimates included in the indicated calendar year and shows the accident year to which the re-estimates apply.

(In thousands of U.S. dollars, except percentages)

By Accident Year	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & prior

By Calendar Year
2005	(24,233)	(133,660)	88,651	47,823	13,670	6,481	195	1,321	(731)	483
2004		(53,196)	(44,023)	45,974	29,311	11,575	5,803	2,392	1,405	759
2003			(138,482)	77,820	21,621	16,422	13,676	5,273	1,776	1,894
2002				(69,497)	41,283	15,235	2,279	5,152	3,458	2,090
2001					(20,350)	12,317	2,118	3,529	1,248	1,141
2000						3,150	(5,208)	131	1,832	95
1999							5,081	(6,994)	1,076	837
1998								8,709	(10,807)	2,098
1997									2,184	(2,184)

Total	(24,233)	(186,856)	(93,854)	102,120	85,535	65,180	23,941	19,513	1,441	7,213

Combined ratio as reported	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%
Net reserve re-estimates	(1.4)%	(10.5)%	(5.5)%	9.2%	15.2%	17.9%	8.0%	9.2%	1.2%
Accident year combined ratio	95.8%	87.3%	96.1%	109.0%	114.3%	118.9%	110.6%	103.1%	97.0%

The following table shows the effect of these re-estimates on our Canadian and U.S. operations combined ratios:

By Accident Year	2005	2004	2003	2002	2001	2000	1999	1998	1997

Canadian Operations
Combined ratio as reported	96.1%	97.9%	111.8%	108.4%	103.1%	101.8%	104.8%	92.0%	95.8%
Net reserve re-estimates	(0.4)%	(18.0)%	(19.0)%	10.6%	17.5%	30.3%	16.6%	18.6%	1.2%
Accident year combined ratio	95.7%	79.9%	92.8%	119.0%	120.6%	132.1%	121.4%	110.6%	97.0%

By Accident Year	2005	2004	2003	2002	2001	2000	1999	1998

U.S. Operations
Combined ratio as reported	97.7%	97.7%	98.3%	97.2%	96.8%	100.9%	100.6%	97.0%
Net reserve re-estimates	(1.8)%	(7.6)%	(1.4)%	8.8%	13.8%	7.1%	0.5%	(1.5)%
Accident year combined ratio	95.9%	90.1%	96.9%	106.0%	110.6%	108.0%	101.1%	95.5%

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.

Liability for Unpaid Claims December 31,

Line of Business	2005	2004

(In thousands of U.S. dollars)
Non-Standard Auto	$ 472,459	$ 495,013
Standard Auto	111,491	80,661
Commercial Auto	211,341	184,001
Trucking	682,380	620,141
Motorcycle	89,052	66,621
Property & Liability	232,236	199,463
Other	45,252	43,325

Total	$1,844,211	$1,689,225

Liability for Unpaid Claims – Net of Reinsurance Recoverables – December 31,

Line of Business	2005	2004

(In thousands of U.S. dollars)
Non-Standard Auto	$ 459,574	$ 460,025
Standard Auto	107,414	77,123
Commercial Auto	208,555	176,901
Trucking	602,451	519,615
Motorcycle	66,229	49,958
Property & Liability	178,944	142,782
Other	39,384	36,876

Total	$1,662,551	$1,463,280

These net increases in prior years incurred claims, net of reinsurance, for the years ended December 31, 2005, 2004 and 2003 were $24.2 million, $53.2 million and $138.5 million, respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

	Year Ended December 31, 2005 (In thousands of U.S. dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

2000 & prior	$ 197	$ (230)	$ (638)	$ 4,883	$ 2,301	$ 1,236	$ 7,749
2001	(933)	5,012	341	4,611	3,248	1,391	13,670
2002	1,946	15,851	1,379	13,462	8,565	6,620	47,823
2003	(636)	46,305	938	17,601	17,472	6,972	88,651
2004	(3,762)	(32,695)	(12,164)	(62,944)	(13,128)	(8,968)	(133,660)

Total	$(3,188)	$ 34,243	$(10,144)	$(22,387)	$ 18,458	$ 7,251	$ 24,233

	Year Ended December 31, 2004 (In thousands of U.S. dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

1999 & prior	$ 1,647	$ 1,302	$ 337	$ 5,197	$ 1,201	$ 675	$ 10,359
2000	455	1,834	853	6,922	230	1,281	11,575
2001	2,736	7,430	1,562	14,939	1,233	1,411	29,311
2002	284	27,895	1,266	13,368	(2,230)	5,391	45,974
2003	(5,279)	(7,735)	(2,443)	(22,122)	(7,503)	1,059	(44,023)

Total	$ (157)	$ 30,726	$ 1,575	$ 18,304	$(7,069)	$9,817	$ 53,196

	Year Ended December 31, 2003 (In thousands of U.S. dollars)

	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total

1998 & prior	$ 107	$ 2,485	$ 861	$ 4,254	$ 1,378	$ (142)	$ 8,943
1999	196	578	1,142	9,581	1,479	700	13,676
2000	1,357	1,219	3,431	8,247	1,585	583	16,422
2001	277	10,237	1,863	13,119	1,343	(5,218)	21,621
2002	(539)	8,314	2,341	42,468	5,501	19,735	77,820

Total	$ 1,398	$22,833	$9,638	$77,669	$11,286	$ 15,658	$138,482

The following table shows the sources of the prior years’ development in the U.S. and Canada by line of business.

Increase (decrease) in claims incurred for unpaid claims arising from prior periods net for external reinsurance for the year ended December 31,
	2005	2004	2003

(in millions of U.S. dollars)
United States Operations
Trucking	$ 29.5	$ 23.8	$ 13.0
Southern United non-standard automobile	(2.4)	4.1	3.4
Commercial automobile	3.1	3.3	10.8
Lincoln General program non-standard automobile	(19.4)	2.9	14.8
Florida non-standard automobile	(2.8)	0.6	13.5
Other	14.2	(12.5)	9.8

Subtotal U.S. Operations	$ 22.2	$ 22.2	$ 65.3

Canadian Operations
Alberta non-standard automobile	$ 12.6	$ 15.7	$ 24.3
Commercial automobile	2.9	7.6	13.1
Trucking	4.7	6.9	9.9
Ontario private passenger automobile	(10.5)	4.8	23.1
Other	(7.7)	(4.0)	2.8

Subtotal Canadian Operations	$ 2.0	$ 31.0	$ 73.2

Total increase in claims incurred for
unpaid claims arising from prior periods	$ 24.2	$ 53.2	$ 138.5

As a % of unpaid claims at prior year end	1.4%	4.1%	18.1%

The “other” category includes all development both favourable and unfavourable on other lines of business that the Company’s subsidiaries write and geographic portions of existing lines of business, already disclosed, where there has been little favourable or unfavourable development. The other lines of business include surety, workers’ compensation and property and liability lines of business.

United States Operations

Long-Haul Trucking

At December 31, 2005 and 2004 the provision for unpaid claims for our U.S. long-haul trucking business was $519.1 million, and $485.0 million, respectively. Adverse development related to long-haul trucking business in the U.S. was $29.5 million for the year ended December 31, 2005 compared to $23.8 million in 2004. Development was experienced at Lincoln General on the trucking liability line of business for accident years 2003 and 2002. This development was the result of Lincoln General being able to bring the claims settlement process in-house for terminated programs, increased staffing for in-house programs and additional oversight for active programs where third party administrators continue to be utilized.

Commercial Automobile

At December 31, 2005 and 2004 the provision for unpaid claims for our U.S. commercial automobile business was $153.2 million, and $133.9 million, respectively. Adverse development related to commercial automobile in the U.S. was $3.1 million for the year ended December 31, 2005 compared to $3.3 million in 2004. During 2003 we carried out a more extensive analysis of both internal and external data to determine appropriate levels of indemnity and allocated loss adjustment expenses for our taxi business. We now incorporate a more extensive analysis of both internal and external data as well as a redefinition of the internal costs to be allocated to loss adjustment expenses.

Non-Standard Automobile

Lincoln General experienced favourable development on its non-standard automobile programs of $19.4 million in 2005 and adverse development of $2.9 million in 2004. The development experienced during 2004 and 2003 has been alleviated due to improved trends in loss settlement which, led to favourable development on several non-standard automobile programs at Lincoln General in 2005. The problems experienced in Florida during 2003 were related to personal injury protection litigation which gave rise to increased estimates for allocated loss adjustment expenses. These issues were addressed in the claims handling procedures by U.S. Security and have allowed them to show favourable development of $2.8 million in 2005 on the Florida non-standard automobile business.

Canadian Operations

Alberta Non-Standard Automobile

Alberta non-standard automobile business contributed $12.6 million of prior years’ claims development in 2005, compared to $15.7 million in 2004. An increase in average reserves due to the continued escalation in bodily injury claim settlements as well as the standardization of our reserving methodology was the reason for the adverse claims development in 2004 in Alberta, where we increased existing case reserves based on actual settlement patterns.

Ontario Private Passenger Automobile

Ontario automobile business contributed $10.5 million of prior years’ favourable claims development in 2005, an improvement over the $4.8 million of adverse development experienced in 2004. The improvement in the Ontario results reflect changes made beginning in 2002, when we revised our reserve methodology to react to the changing claims settlement environment. Although our average claims reserves at December 31, 2005 exceeded our average settlements in 2005, we expect claim settlements to approximate our current reserving position in the future.

Trucking and Commercial Automobile

Trucking and commercial automobile business contributed $7.6 million of development in 2005, an improvement over the $14.5 million reported in 2004. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased to reflect this pattern of settlement. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business during 2002 and 2003.

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

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of C$0.5 million in Canada and $0.5 million in the United States with respect to property claims and C$2.5 million in Canada and $1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to C$5.0 million per occurrence to a maximum coverage of C$145.0 million, and in the United States to $2.0 million per occurrence to a maximum coverage of $18.0 million. Zephyr is protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program Zephyr retains up to $7.3 million in net losses subject to a maximum cover of $911 million. Our net exposure for Canadian automobile business claims is C$2.5 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $40,000 per occurrence, depending on the state.

On April 1, 2004, the Company entered into two quota share reinsurance arrangements in Canada and the United States. These treaties were not renewed in 2005. These were taken out with reinsurers rated A+ or better by A.M. Best. Under both treaties, the Company had the option to vary the amount of premiums ceded in any quarter, which provided flexibility in managing premium leverage. These treaties increased the ceded reinsurance in 2004 by $194.3 million or 9.7% of gross premiums written and by $40.8 million or 2.2% in 2005, and decreased net income for the year ended December 31, 2004 by $3.7 million and for the year ended December 31, 2005 by $1.1 million. Overall our external reinsurance ceded represented 4.5% of gross premiums written for the year ended December 31, 2003, 13.1% for the year ended December 31, 2004 and 3.7% for the year ended December 31, 2005.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2005, we had $223.0 million recoverable from third party reinsurers and other insurers. At December 31, 2005, approximately 90% of the receivables were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provision for unpaid claims. As our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed.

The following table summarizes the composition of the amounts due from reinsurers at December 31, 2005, by the rating as assigned by A.M. Best or Standard & Poor’s to the applicable reinsurers.

	December 31
A.M. Best / S&P Rating	2005	2004

A++	9.1%	21.2%
A+	16.6%	31.5%
A	41.4%	31.3%
A-	22.8%	9.0%
B++/B+/B-	4.2%	6.3%
C++/C	0.2%	0.1%
Not Rated	5.7%	0.6%

Total	100.0%	100.0%

The decline in the percentage of amounts due from reinsurers rated A++ and A+ is caused by the non-renewal in 2005 of the two quota-share agreements entered into in April, 2004. Collateral is held or a provision has been made against approximately 45% of the amounts due from reinsurers with a credit rating below A-.

Results of Operations

For the years ended December 31, 2005 and 2004

Gross Premiums Written

During the year ended December 31, 2005, gross premiums written were $1.89 billion compared to $2.00 billion in 2004. For the year ended December 31, 2005, gross premiums written for our U.S. operations were $1.28 billion, a 9% decrease from 2004, and for our Canadian operations were $609.9 million, an increase of 5% over 2004.

For the year ended December 31, 2005, gross premiums written from trucking and commercial automobile decreased 1% to $814.2 million, from $819.5 million in 2004. Gross premiums written for non-standard automobile decreased 22% to $551.3 million compared with $706.3 million in 2004 due to competitive conditions in several markets and the termination of certain programs.

The amount of premium rate increases for trucking and non-standard automobile moderated in 2005. We experienced more competitive conditions in Florida and Texas where gross premiums declined by 11% to $186.2 million and 27% to $113.8 million, respectively. In Ontario, favourable market conditions led to an increase of 11% in gross premiums written to $381.1 million. The political environment, including regulated rate freezes and premium roll-backs, caused us to continue to reduce our gross premiums written in Alberta by 13% to $94.0 million in 2005.

Net Premiums Written

Net premiums written increased 5% to $1.82 billion compared with $1.74 billion for the year ended December 31, 2004 as lower levels of gross premiums written were more than offset by a decrease in the percentage ceded to reinsurers. Net premiums written from our U.S. operations were unchanged at $1.24 billion. Net premiums written from our Canadian operations increased 17% to $582.7 million compared with $499.0 million for the year ended December 31, 2004 due primarily to a reduction in the premiums ceded to reinsurers.

Net Premiums Earned

Net premiums earned increased 1% to $1.79 billion for the year ended December 31, 2005, compared with $1.78 billion for 2004. For our U.S. operations, net premiums earned decreased 5% to $1.21 billion in the year ended December 31, 2005 compared with $1.28 billion in 2004, and for our Canadian operations increased by 16% to $582.5 million compared with $501.9 million in 2004.

Investment Income

Investment income increased by 25% to $93.0 million compared with $74.3 million for the year ended December 31, 2004. The fair value of the investment portfolio increased by 11% in 2005 due to positive cash flow from operations and financing activities. Our annualized investment yield for the year ended December 31, 2005 has increased to 3.4% compared to 3.2% in 2004. This increase is due to the reinvestment of maturing fixed income securities into higher yielding securities as short and medium term yields have increased over the past year.

Net Realized Gains

Net realized gains amounted to $38.2 million in the year ended December 31, 2005 compared with net realized gains of $20.4 million in 2004. The majority of these gains were realized from the disposal of equity investments. Net unrealized gains at December 31, 2005 were $18.2 million compared to $61.3 million at December 31, 2004.

Claims Incurred

We conducted detailed claim file reviews throughout our Canadian and U.S. operations during 2004 and 2005 to determine the adequacy of case reserving. Revised guidelines have been established for setting reserves for many of our lines, including bodily injury and accident benefit claims in all provinces of Canada which were responsible for a significant portion of the claims development experience in the prior years. As a result of these initiatives, consolidated case reserves were increased 13% during 2005 and IBNR was increased 3%. Overall, unpaid claims have increased 9% while levels of unearned premium reserves have remained relatively flat during 2005.

Our claims ratio for 2005 was 68.3%, compared to 70.9% for 2004. The claims ratio for our U.S. operations was 68.4%, compared with 70.3% for 2004. The claims ratio for our Canadian operations was 68.3% compared to 72.3% for 2004. The results for 2005 and 2004 reflect increases in provision for unpaid claims occurring prior to December 31, 2004 and December 31, 2003, respectively. These increases amounted to approximately $24.2 million, which increased the claims ratio by 1.4% for 2005, compared to $53.2 million and 3.0%, respectively, for 2004.

For our U.S. operations, prior years’ claims development increased the claims incurred by $22.2 million, a 1.8% increase to the claims ratio in 2005 compared to $22.2 million, a 1.7% increase to the claims ratio in 2004. In 2005, the source of the prior years’development in the U.S. operations was primarily long haul trucking on terminated programs ($29.5 million). We adjusted our initial loss development factors on a number of our programs to reflect actual loss trends experienced in 2004 and these new loss development factors will be used in the prospective reserving process.

For our Canadian operations, prior years’ claims development increased the claims incurred by $2.0 million, a 0.4% increase to the claims ratio in 2005 compared to $31.0 million, a 6.2% increase to the claims ratio in 2004. Kingsway General’s Alberta non-standard automobile business contributed $12.6 million of the prior years’ claims development in 2005, compared to $15.7 million in 2004. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in both 2004 and 2005 for Alberta non-standard automobile, where we increased existing case reserves based on actual settlement patterns. Our Ontario private passenger automobile business contributed $10.5 million of favourable prior years’ claims development in 2005, compared to adverse development of $4.8 million in 2004. Our Canadian trucking business contributed $4.7 million to the 2005 prior years’ claims development, compared to $6.9 million in 2004. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased in 2005 to reflect this pattern of settlement. Our commercial automobile business in Canada contributed $2.9 million of the prior years’ claims development in 2005 compared to $7.6 million in 2004. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

Underwriting Expenses

Our expense ratio for 2005 was 28.9% compared to 26.9% in 2004. The expense ratio for our Canadian operations for 2005 was 27.8%, compared to 25.8% in 2004 and the expense ratio for our U.S. operations was 29.4% and 27.4%, respectively, in 2005 and 2004.

Combined Ratio

The combined ratio improved to 97.2% in 2005 compared with 97.8% in 2004, which produced a record underwriting profit of $49.8 million compared with $39.4 million in 2004. For 2005, our U.S. operations combined ratio was 97.7% (97.7% in 2004) and for our Canadian operations, combined ratio improved to 96.1% (98.1% in 2004). The improvement in the combined ratio is a result of less adverse development experienced in 2005, thereby lowering the loss ratio. Prior years’ claims development increased the combined ratio by 1.3% and 3.0% for the year ended December 31, 2005 and 2004, respectively. For our U.S. operations, prior year claims development increased the combined ratio by 1.8% in 2005 and 1.7% in 2004, and for the Canadian operations by 0.4% in 2005 and 6.2% in 2004. Assessments from the residual market (Facility Association) resulted in an increase to underwriting profit of $4.3 million in 2005 and $3.4 million in 2004 which also improved the Canadian operations combined ratio by 0.7% in both 2005 and 2004 .

Interest Expense

Interest expense for 2005 was $25.9 million, compared to $21.2 million in 2004, reflecting the increased borrowings used to support the growth in operations.

Net Income and Earnings Per Share

Income before income taxes for 2005 increased by 37% to $154.3 million, compared to $112.4 million in 2004. Net income for 2005 was $135.0 million, a 34% increase over the $101.0 million reported for 2004. Diluted earnings per share were $2.37 for 2005, an increase of 32% over the $1.79 for 2004. The improvement in net income is the result of improvement in the combined ratio in Canadian operations and increased investment income.

Book Value Per Share and Return on Equity

Book value per share increased by 20% to $14.25 at December 31, 2005 from $11.86 at December 31, 2004. Our return on equity was 18.4% for 2005 compared to 16.6% in 2004.

Balance Sheet

Total assets as at December 31, 2005 grew to $3.80 billion, compared to $3.52 billion as at December 31, 2004. The investment portfolio, including cash increased to $2,914.8 million (fair value $2,933.0 million), compared to $2,582.8 million (fair value $2,644.1 million) as at December 31, 2004. The fair value of the investment portfolio per share outstanding increased 10% to $51.93 compared to $47.04 as at December 31, 2004. Net unrealized gains on the investment portfolio were $18.2 million ($0.32 per share outstanding) at December 31, 2005 compared to $61.3 million ($1.09 per share) at December 31, 2004.

Results of Operations

For the years ended December 31, 2004 and 2003

Gross Premiums Written

During the year ended December 31, 2004, gross premiums written were $2.00 billion compared to $1.89 billion in 2003. For the year ended December 31, 2004, gross premiums written for our U.S. operations were $1.42 billion, a nil increase from 2003, and for our Canadian operations were $583.5 million, an increase of 23% over 2003.

For the year ended December 31, 2004, gross premiums written from trucking and commercial automobile increased 4% to $819.5 million, from $788.0 million in 2003. Gross premiums written from non-standard automobile increased 2% to $706.3 million compared with $693.0 million in 2003.

The amount of premium rate increases for trucking and non-standard automobile moderated in 2004. We experienced more competitive conditions in Florida and South Carolina where gross premiums declined by 35% to $208.3 million and 50% to $40.5 million, respectively. In Ontario favourable market conditions together with rate increases implemented during 2003 led to an increase of 56% in gross premiums written to $343.0 million. The political environment, including regulatory rate freezes and premium roll-backs, effected the premium writings in Alberta where gross premiums written were $108.4 million in 2004 compared with $105.8 million in 2003.

Net Premiums Written

Net premiums written decreased 4% to $1.74 billion compared with $1.80 billion for the year ended December 31, 2003 as a result of lower levels of gross premiums written and an increase in the percentage ceded to reinsurers. Net premiums written from our U.S. operations decreased 9% to $1.24 billion compared with $1.36 billion in the year ended December 31, 2003. Net premiums written from our Canadian operations increased 12% to $499.0 million, compared with $445.0 million for the year ended December 31, 2003.

Net Premiums Earned

Net premiums earned decreased 4% to $1.78 billion for the year ended December 31, 2004, compared with $1.71 billion for 2003. For our U.S. operations, net premiums earned decreased 3% to $1.28 billion in the year ended December 31, 2004 compared with $1.31 billion in 2003, and for our Canadian operations increased by 25% to $501.9 million compared with $400.0 million in 2003.

Investment Income

Investment income increased by 32% to $74.3 million compared with $56.2 million for the year ended December 31, 2003. The fair value of the investment portfolio increased by 25% in 2004 due to positive cash flow from operations and capital raised. Our annualized investment yield for the year ended December 31, 2004 remained stable at 3.2% compared to 2003.

Net Realized Gains

Net realized gains amounted to $20.4 million in the year ended December 31, 2004 compared with net realized gains of $41.5 million in 2003. The majority of these gains were realized from the disposal of equity investments, which in 2003 included the disposal of an investment in USA Insurance Group amounting to $14.3 million. Net unrealized gains increased to $61.3 million at December 31, 2004 compared to $41.2 million at December 31, 2003.

Claims Incurred

We conducted detailed claim file reviews throughout our Canadian and U.S. operations during 2003 and 2004 to determine the adequacy of case reserving. Revised guidelines were established for setting reserves for many of our lines, including bodily injury and accident benefit claims in all provinces of Canada which were responsible for a significant portion of the claims development experience in the prior years. As a result of these initiatives, consolidated case reserves were increased 40% during 2004 and IBNR was increased 15%. Overall, unpaid claims have increased 22% while levels of unearned premium reserves remained flat during 2004.

Our claims ratio for 2004 was 70.9%, compared to 74.5% for 2003. The claims ratio for our U.S. operation was 70.3%, compared with 71.5% for 2003. The claims ratio for our Canadian operations was 72.3% compared to 84.1% for 2003. The results for 2004 and 2003 reflect increases in provision for unpaid claims occurring prior to December 31, 2003 and December 31, 2002, respectively. These increases amounted to approximately $53.2 million, which increased the claims ratio by 3.0% for 2004, compared to $138.5 million and 8.1%, respectively, for 2003.

For our U.S. operations, prior years’ claims development increased the claims incurred by $22.2 million, a 1.7% increase to the claims ratio, in 2004 compared to $65.3 million, a 5.0% increase to the claims ratio in 2003. In 2004, the source of the prior years’development in the U.S. operation was primarily long haul trucking on terminated programs ($23.8 million). We adjusted our initial loss development factors on a number of our programs to reflect actual loss trends experienced in 2003 and these new loss development factors will be used in the prospective reserving process.

For our Canadian operations, prior years’ claims development increased the claims incurred by $31.0 million, a 6.2% increase in the claims ratio, in 2004 compared to $73.2 million, an 18.3% increase in the claims ratio, in 2003. Kingsway General’s Alberta non-standard automobile business contributed $15.7 million of the prior years’ claims development in 2004, compared to $24.3 million in 2003. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in both 2003 and 2004 for Alberta non-standard automobile, where we increased existing case reserves based on actual settlement patterns. Our Ontario private passenger automobile business contributed $4.8 million of the prior years’claims development in 2004, compared to $23.1 million in 2003. Continued health care cost inflation and bodily injury award increases beyond expected levels required reserve levels to be increased on open files for Ontario non-standard automobile on average by approximately 22% in 2004. Our Canadian trucking business contributed $6.9 million to the 2004 prior years’ claims development, compared to $9.9 million in 2003. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased in 2004 to reflect this pattern of settlement. Our commercial automobile business in Canada contributed $7.6 million of the prior years’ claims development in 2004 compared to $13.1 million in 2003. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

Underwriting Expenses

Our expense ratio for 2004 improved to 26.9% compared to 27.1% in 2003. The expense ratio for our Canadian operations for 2004 was 25.8%, compared to 28.0% in 2003 and the expense ratios for our U.S. operations were 27.4% and 26.8%, respectively, in 2004 and 2003.

Combined Ratio

The combined ratio improved to 97.8% compared with 101.6% in 2003, which produced a record underwriting profit of $39.4 million compared with an underwriting loss of $27.2 million in 2003. For 2004, our U.S. operations combined ratio was 97.7% (98.4% in 2003) and for our Canadian operations, the combined ratio improved to 98.1% (112.2% in 2003). The improvement in the combined ratio was a result of less adverse development experienced in 2004 thereby lowering the loss ratio and the lower commission rates paid to brokers in Canada. Prior years’ claims development increased the combined ratio by 3.0% and 8.1% for the year ended December 31, 2004 and 2003, respectively. For our U.S. operations prior year claims development increased the combined ratio by 1.7% in 2004 and 5.0% in 2003, and for the Canadian operations by 6.2% in 2004 and 18.8% in 2003. Assessments from the residual market (Facility Association) resulted in an increase to underwriting profit of $3.4 million in 2004 and an increase in our underwriting loss of $4.7 million in 2003 which also improved the Canadian operations combined ratio by 0.7% in 2004 and increased the Canadian operations combined ratio by 1.2% in 2003.

Interest Expense

Interest expense for 2004 was $21.2 million, compared to $15.1 million in 2003, reflecting the increased borrowings used to support the growth in operations.

Net Income and Earnings Per Share

Income before income taxes for 2004 increased by 105.3% to $112.4 million, compared to $54.7 million in 2003. Net income for 2004 was $101.0 million, a 66% increase over the $60.9 million reported for 2003. Diluted earnings per share were $1.79 for 2004, an increase of 56% over the $1.15 for 2003. The improvement in net income was the result of improvement in the combined ratio in both Canadian and U.S. operations.

Book Value Per Share and Return on Equity

Book value per share increased by 20% to $11.86 at December 31, 2004 from $9.91 at December 31, 2003. Our return on equity was 16.6% for 2004 compared to 12.9% in 2003.

Balance Sheet

Total assets as at December 31, 2004 grew to $3.52 billion, compared to $2.85 billion as at December 31, 2003. The investment portfolio, including cash increased to $2,582.8 million (fair value $2,644.1 million), compared to $2,082.4 million (fair value $2,123.6 million) as at December 31, 2003. The fair value of the investment portfolio per share outstanding increased 24% to $47.04 compared to $38.04 as at December 31, 2003. Net unrealized gains on the investment portfolio were $61.3 million ($1.09 per share outstanding) at December 31, 2004 compared to $41.2 million ($0.74 per share) at December 31, 2003.

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. The cash requirements of each quarterly dividend payment to shareholders of 6.25 cents (Canadian) per share is approximately C$3.5 million based on the number of shares outstanding as at December 31, 2005. The dividend for the first quarter of 2006 will be paid on March 31, 2006.

We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

The Board of Directors voted at its meeting held on November 3, 2005 to commence a normal course issuer bid (NCIB) to repurchase up to 2,823,000 common shares of the Company, being approximately five percent of the total number of common shares then outstanding. Purchases were eligible to commence on November 8, 2005 and must end no later than November 7, 2006. As at December 31, 2005 no common shares had been repurchased under the NCIB. Between January 1, 2006 and March 17, 2006 the Company repurchased 87,900 common shares at a total cost of $2,080,459. All of these common shares have been cancelled.

Net cash provided from the growth in operations in 2003 was $471.3 million, in 2004 was $391.7 million and in 2005 was $273.7 million which significantly increased our investment portfolio. Net cash provided by financing activities in 2003 was $168.3 million, in 2004 was $64.4 million and in 2005 was $10.9 million.

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

The table below shows the float, split between Canadian and U.S. operations at the end of each of the last six years:

As at December 31, (In thousands of U.S. dollars)	Canadian Operations	U.S. Operations	Total

2005	$820,823	$1,300,813	$2,121,636
2004	667,906	1,332,040	1,999,946
2003	510,601	1,139,289	1,649,890
2002	262,035	779,777	1,041,812
2001	188,225	305,441	493,666
2000	172,875	186,572	359,447

An underwriting profit reflects the benefit, in addition to investment income earned, of the float in that year. An underwriting loss reflects the cost of the float in that year, whereas and underwriting profit generates float at no cost. For the five year period to the end of 2005, the underwriting gain was $68.6 million and the float increased by $1.76 billion to $2.12 billion.

The following is a description of our various financing arrangements, used to support our growth.

Bank Indebtedness

In February 1999, we entered into a $100 million five year fixed term unsecured credit facility at a fixed rate of LIBOR plus a spread which varied with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever was higher, for the term of the facility. This facility matured and was fully repaid in March 2004. The interest rate swap contracts also matured in March 2004.

In May 2002, we entered into a C$66.5 million 364 day revolving credit facility at a floating interest rate determined based on the type of loan and our senior unsecured debt rating. The facility was renewed in May 2003 for one year and was not renewed in 2004.

In March 2004 we entered into a C$150 million revolving credit facility with a syndicate of three banks which replaced the $100 million and C$66.5 million facilities. The debt is guaranteed by Kingsway America and had a maturity date of March 4, 2005. In December 2004 the maturity of the facility was further extended to March 3, 2006. On February 15, 2006, the Company entered into a new C$150 million 364 day revolving credit facility that replaces the existing facility that had a maturity date of March 3, 2006. Depending on the type of loan, the facility bears interest that will be based on the Company’s unsecured debt rating. The credit facility contains numerous covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. The facility also requires us to maintain specified financial ratios. As of December 31, 2005, the effective interest rate was approximately 5%, we were in compliance with all of the covenants of this credit facility and we had approximately $11.2 million outstanding.

Canadian Senior Debenture Offering

On December 6, 2002, Kingsway Financial sold C$78 million aggregate principal amount of 8.25% senior unsecured debentures due December 31, 2007. The net proceeds of the offering amounted to approximately C$77.1 million, after the application of the underwriters’ discount and commission. The yield to maturity on the debentures is 8.298%. The debentures are unconditionally guaranteed by Kingsway America. Kingsway Financial’s obligations under, and Kingsway America’s guarantee of, the debentures will rank equally with the senior notes described below.

U.S. Senior Note Offering

In January 2004 Kingsway America Inc. issued $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by Kingsway Financial. The notes will be redeemable at Kingsway America’s option on or after February 1, 2009. Approximately $60 million was used to repay existing bank indebtedness and the remainder used for general corporate purposes. In March 2004 an additional $25 million of these senior notes were issued. The proceeds from this reopening were used to repay existing bank indebtedness.

Subordinated Debt

Between December 2002 and December 2003, Kingsway America issued $90.5 million in 30-year subordinated deferrable interest debentures in six private placement transactions. In each instance, a corresponding floating rate, junior subordinated, deferrable interest debenture was then issued by Kingsway America to a trust in exchange for the proceeds from the private sale.

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

Loan Payable

On July 14, 2005 Kingsway Linked Return of Capital Trust completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used for a series of investments that included the purchase of a C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate.

Contractual Obligations

Our provision for unpaid claims do not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in the table below. The exact timing of the payment of claims cannot be predicted with certainty. We maintain an investment portfolio with varying maturities and a substantial amount in short-term investments to provide adequate cash flows for the payment of claims. The unpaid claims in the table below have not been reduced for amounts recoverable from reinsurers.

	Payments Due by Period
(In thousands of U.S. dollars)	2006	2007	2008	2009	2010	Thereafter	Total

Contractual Obligations
Bank Indebtedness	$ 11,767	$ --	$ --	$ --	$ --	$ --	$ 11,767
Senior unsecured
debentures	--	67,068	--	--	--	125,000	192,068
Subordinated
indebtedness	--	--	--	--	--	90,500	90,500
Loan Payable	--	--	--	--	--	66,222	66,222
Unpaid claims	829,895	553,263	165,979	73,768	36,884	184,422	1,844,211

Total	$841,662	$620,331	$165,979	$73,768	$36,884	$466,144	$2,204,768

As of December 31, 2005, we had approximately $360.6 million of total indebtedness. This compares with $340.3 million as at December 31, 2004 and $273.1 million as at December 31, 2003. The total amount of our debt service obligations in 2006 is expected to be approximately $28.1 million. Kingsway America’s payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway Financial.

Capital Requirements

In Canada, property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at December 31, 2005, each of the Canadian subsidiaries had capital in excess of the MCT. See the table below for a company by company analysis.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. As a minimum, the NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2005, the average statutory capital and surplus was 3.9 times the authorized control level for our U.S. subsidiaries. See the table below for a company by company analysis.

Capital Requirements As at December 31	2005		2004

	MCT (%)	Excess over Minimum(1)	MCT (%)	Excess over Minimum(1)

Canadian Insurance Subsidiaries
Kingsway General	239	$ 37.4	200	$ 21.4
York Fire	269	13.4	362	18.6
Jevco	189	17.0	223	25.1
Kingsway Reinsurance (Bermuda) Ltd.		19.1		10.2

Total Canadian Operations		$ 86.9		$ 75.3

U.S. Insurance Subsidiaries	RBC (%)		RBC (%)
Lincoln General	288	$ 44.4	350	$ 68.8
Universal Casualty	567	22.0	480	17.3
American Service	636	20.7	410	11.6
American Country	381	12.6	250	4.7
Hamilton Group	449	13.5	330	11.1
Southern United	1,840	18.4	1,310	18.2
Zephyr	1,297	16.1	2,015	14.8
Kingsway Reinsurance Corporation (Barbados)		305.2		228.8

Total U.S. Operations		$ 452.9		$ 375.3

Total Consolidated		$ 539.8		$ 450.6

(1)	Excess over regulatory minimum expressed in millions of U.S. dollars.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As of December 31, 2005, the capital maintained by Kingsway Reinsurance Corporation was 458% or $305.2 million in excess of the regulatory requirements in Barbados. As of December 31, 2005, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was 151% or $19.1 million in excess of the regulatory requirements in Bermuda.

Based on the various regulatory restrictions, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $377.0 million. In most jurisdictions the payment of dividends is subject to regulatory approval.

Off-Balance Sheet Financing

The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in notes 13(d) and 14 of the audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity. The Company does not have any other off-balance sheet financing arrangements.

Standard & Poor’s Rating of Kingsway Financial’s Counterparty Credit and Senior Unsecured Debt

On January 29, 2004, Standard & Poor’s issued its rating of “BBB-” on the $100 million of our senior notes due 2014 issued in January 2004. On March 8, 2004, Standard & Poor’s issued its rating of “BBB-” on an additional $25 million of our senior notes due 2014 issued in March 2004.

On March 17, 2005 Standard and Poor’s Rating services reaffirmed its counterparty and senior unsecured debt credit ratings on Kingsway Financial of “BBB-” with a stable outlook.

On August 3, 2005, Standard & Poor’s issued its rating of “BBB-” on the Kingsway Return of Capital Trust.

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

DBRS’s Rating of our Senior Debentures and Senior Notes

On January 31, 2006, Dominion Bond Rating Service Limited (“DBRS”) confirmed its previous rating of “BBB”with a stable outlook on the Senior Debentures. According to DBRS, a “BBB”rating (fourth out of nine rating levels) indicates that protection of interest and principal is considered adequate, but that the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. DBRS also assigned a rating trend of “stable” to our Senior Debentures. According to DBRS, a rating trend gives an indication of what direction the rating in question is headed should the given conditions and tendencies continue.

On July 22, 2005, DBRS issued its rating of Pdf-3 (high) with a stable outlook on the Kingsway Return of Capital Trust. According to DBRS, a Pdf-3 rating (third out of six rating levels) indicates adequate credit quality.

On January 31, 2006, DBRS confirmed its previous rating of “BBB” with a stable outlook on $125 million of our senior notes issued in January 2004.

On January 31, 2006, DBRS reaffirmed the Company’s financial strength rating of “BBB” with a stable outlook.

Impact of Ratings Changes

We would expect that a downgrade in our rating by either Standard & Poor’s or DBRS would have a negative impact on our business, such as causing an increase in the interest rate on our bank credit facility.

Shareholders’ Equity

As a result of our profitability, shareholders’ equity increased 21% to $804.7 million at December 31, 2005 compared to $666.5 million at December 31, 2004. During 2005, our shareholders’ equity was increased by $8.2 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars. Book value per share outstanding was $14.25 per share at December 31, 2005, an increase of 20% compared to $11.86 per share at December 31, 2004. Book value per share outstanding increased 9% in 2000, 29% in 2001, 16% in 2002, 24% in 2003, 25% in 2004 and 20% in 2005.

Legal Proceedings

In the ordinary course of business, we are, from time to time, involved in various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our financial condition or results of operations.

Systems and Technology

Information systems and technology are significant contributors to operational efficiency, customer service and the effective management of our business. On-going investments in information technology will introduce new capabilities and enhance current systems to support electronic commerce and electronic data interchange with our independent agents, brokers, program managers and other business partners. We are creating secure Internet access to information, documents, premium payments, and policy quoting, issue, and maintenance. Duplicate entry of information will be reduced by moving transactions electronically between our systems and our partners’ systems. Back office system for claims management, billing, and reinsurance are being enhanced. Workflow and document management technology will help us achieve greater efficiency and better customer service. Management information and business intelligence applications will help us to manage our growing business.

Employees

As of December 31, 2005, we employed approximately 2,300 personnel, of whom approximately 865 are located in Canada and approximately 1,435 are located in the United States. None of our employees are represented by a labour union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Quarterly Results

(In thousands of U.S. dollars, except earnings per share amounts)

	2005				2004

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross premiums written	$439,267	$452,341	$478,446	$524,606	$473,951	$472,971	$516,493	$538,391
Net premiums earned	445,372	461,446	469,300	415,825	451,332	453,329	430,851	442,862
Net income	35,901	31,339	29,647	38,121	29,828	23,353	24,464	23,369

Earning per share
Basic	$ 0.64	$ 0.55	$ 0.52	$ 0.68	$ 0.53	$ 0.42	$ 0.44	$ 0.42
Diluted	0.63	0.55	0.52	0.67	0.53	0.41	0.43	0.41

Summary of Quarterly Results

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2004 and 2005 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the investment portfolio, currency fluctuations and positive cash flow generated from operating activities which has enabled the Company to increase its investment portfolio. In 2005 gross premiums written have mainly been affected by the softening market conditions in the U.S., partially offset by an increase in the premiums written in the Canadian market driven by premium rate increases.

Quarterly net premiums earned have been impacted by the softening U.S. market described above, offset by the non-renewal in the first quarter of 2005 of the quota-share reinsurance arrangement entered into in the second quarter of 2004.

Fourth Quarter Results

Gross premiums written in the fourth quarter of 2005 declined 7% to $439.3 million compared to $474.0 million reported in the fourth quarter of 2004. This decrease reflects the softening conditions in certain U.S. markets.

Net premiums earned were $445.4 million in the fourth quarter of 2005 a decline of 1% compared to $451.3 million for the fourth quarter of 2004. The quota share decreased the net premium earned in the fourth quarter of 2004 by $48.2 million. After adjusting for this, the net premiums earned declined 11% in the fourth quarter of 2005, primarily due to the softening U.S. market.

Total revenue for the fourth quarter of 2005 includes net realized investment gains of $8.2 million compared to $7.0 million of gains reported in the fourth quarter of 2004. Investment income increased 21% to $24.9 million in the fourth quarter of 2005 compared to $20.6 million for the fourth quarter of 2004.

Net income in the fourth quarter of 2005 increased 20% to $35.9 million compared to $29.8 million reported in the fourth quarter of 2004. The increase is a result of the improved underwriting results recorded by the Company in

2005 with the combined ratio improving to 97.7% for the fourth quarter of 2005 compared to 98.2% reported for the fourth quarter of 2004. As a result of the increased net income, basic earnings per share and diluted earnings per share for the fourth quarter of 2005 increased to 64 cents and 63 cents, or a 21% and 19% increase, respectively, over the 53 cents reported in the fourth quarter of 2004.

Risk Factors

You should carefully consider the risks described below and all other information contained in this annual report, including the financial statements and accompanying notes. The risks and uncertainties described below are those we currently believe to be material, but they may not be the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Our insurance subsidiaries’provisions for unpaid claims may be inadequate, which would result in a reduction in our net income and might adversely affect our financial condition.

Our insurance subsidiaries’provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in estimating future results of both known and unknown claims and as such, the process is inherently complex and imprecise. These estimates are based upon various factors, including:

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

As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience may be required before a meaningful comparison can be made between actual losses and the original provision for unpaid claims.

The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or re-estimated. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. In recent years, we have experienced reserve deficiencies on prior periods. Although we have made adjustments in our reserving practices and have seen a substantial improvement in our development experienced in 2004 and 2005, we cannot assure you that we will not have additional reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amounts of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provision for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provision for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provision for unpaid claims were understated in the past. When we increase the provision for unpaid claims, our pre-tax “strengthening” of the provision for unpaid claims causes a reduction in our insurance subsidiaries’ surplus which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies. See the Risk Factors section for a more detailed discussion of the impact of a ratings downgrade.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.

Growth may place a strain on our management systems and operational and financial resources. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our future growth and the successful integration and management of new program manager relationships, acquired businesses and other new business involve numerous risks that could adversely affect our profitability, and are contingent on many factors, including:

•	expanding our financial, operational and management information systems;

•	managing our relationships with independent agents, program managers and brokers, including maintaining adequate controls;

•	expanding our executive management and the infrastructure required to effectively control our growth;

•	maintaining ratings for certain of our insurance subsidiaries;

•	increasing the statutory capital of our insurance subsidiaries to support growth in written premiums;

•	accurately setting provisions for claims for new business where historical underwriting experience may not be available;

•	obtaining regulatory approval for appropriate premium rates; and

•	obtaining the required regulatory approvals to offer additional insurance products or to expand into additional states or provinces.

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

In addition to the occasional employment-related litigation, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

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

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could create a precedent in our industry that could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our business.

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

The insurance and related businesses in which we operate may be subject to periodic negative publicity which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting our industry to periodic negative publicity. We also may be negatively impacted if participants in one or more of our markets engages in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

We rely on independent agents, program managers and brokers and are exposed to risks.

We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 22 program managers in the United States and over 3,000 independent brokers across Canada. In 2005, approximately 65% of our gross written premiums in the United States were sourced through program managers and approximately 35% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, program managers and brokers and we rely heavily on their ability to attract new business. These independent agencies and program managers typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents, program managers and brokers generally have the ability to bind insurance policies and a few program managers may settle claims on our behalf, actions over which we have only a limited ability to exercise control. In the event that an independent agent, program manager or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, program managers or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

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

Additionally, in certain provinces or states, government operated risk plans may provide non-standard automobile insurance products at a lower price than those we provide.

From time to time, our markets may also attract competition from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Our operating results may fluctuate as a result of many factors, including cyclical patterns in the P&C insurance industry and in the automobile insurance market.

The results of companies in the P&C insurance industry have historically been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by many factors, including:

•	rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;

•	unpredictable developments, including weather-related and other natural catastrophes;

•	changes in insurance and tax laws and regulation, as well as new legislative initiatives; and

•	general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

•	regulatory regimes which limit the ability of insurers to detect and defend against fraudulent claims and fraud rings;

•	developing trends in tort and class action litigation which may encourage frivolous litigation or expose automobile insurers to allegations of bad faith;

•	changes in consumer protection laws which could limit the use of used or like kind and quality after-market parts or to compel compensation for alleged diminution in value notwithstanding repair of the vehicle; and

•	changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets characterized generally by increased competition resulting in lower premium rates followed by “hard”markets characterized generally by lessening competition and increasing premium rates. Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

Our operations are restricted by the terms of our credit agreements and debt indentures, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

Our credit agreements and debt indentures contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. These agreements also require us to maintain specified financial ratios. The covenants under our debt agreements could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with the capital surplus ratios and other financial covenants in these agreements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

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

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and to compete with other insurance companies may be adversely impacted.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria that they have established. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s premiums.

All of our insurance companies with the exception of Zephyr are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. Of our Canadian subsidiaries, Jevco Insurance Company possesses an “A-” (Excellent) rating (fourth highest of 15 rating levels) and Kingsway General Insurance Company and York Fire & Casualty Insurance Company, possess a “B++” (Very Good) group rating from A.M. Best (fifth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty Company have an “A-” (Excellent) rating (fourth highest of 15 rating levels), American Service Insurance Company, Inc. has a “B++” (Very Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and Southern United Fire Insurance Company have a “B+” (Very Good) rating (sixth highest of 15 rating levels), and U.S. Security Insurance Company has a “B” (Fair) rating (seventh highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed “secure”. These ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, insurers rated as B++ and B+ (Very Good) are deemed “secure” and have, on balance, very good balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a good ability to meet their ongoing obligations to policyholders. According to A.M. Best, companies rated as B (Fair) are deemed “vulnerable” and this rating is assigned to insurers that have, on balance, fair balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have an ability to meet their ongoing obligations to policyholders.

We cannot assure you that A.M. Best will not downgrade our ratings or place them under review with negative implications in the future. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than to investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and should not be relied upon as such.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could decline significantly.

For the year ended December 31, 2005, approximately 31% of our gross premiums written were attributable to trucking insurance and 29% were attributable to non-standard auto insurance. The size of both the trucking insurance and non-standard automobile markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

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

In addition, these statutes typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to comply with these requirements.

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

In order to enhance the regulation of insurer solvency, a risk based capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer’s compliance with RBC requirements. The provinces in which we operate in Canada also have solvency requirements. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

We believe that our insurance and reinsurance subsidiaries are in compliance with applicable regulatory requirements in all material respects. It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations.

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

Changes in current insurance regulation may include increased governmental involvement in the insurance industry and initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Historically, the automobile insurance industry has been under pressure from time to time from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. For example, a rate freeze in late 2003 and premium roll-back in 2004 were instituted in Alberta. As a result, we have purposely reduced our business in Alberta until market conditions improve. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

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

Due to our corporate structure and to differences in the tax laws of the United States and Canada, we deduct interest paid on certain debt in the United States as well as in Canada. Such deductions are based on our interpretation of applicable tax laws. There is no guarantee that the Internal Revenue Service or any other tax authority will not challenge our interpretation, and if such a challenge were made and were successful, the taxes payable by us or certain of our subsidiaries could be increased. In addition, amendments or changes in applicable income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, could deny a deduction for interest to taxpayers with a structure similar to ours.

We may not be able to realize our investment objectives, which could significantly reduce our net income.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2003, 2004, and 2005, net investment income and net realized capital gains accounted for approximately 5.4%, 5.1% and 6.8%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2005, the fair value of our investment portfolio included $2.37 billion of fixed income securities. For 2003, 2004 and 2005, the change in net unrealized gains in our portfolio reflected an increase of $20.5 million, an increase of $20.1 million and a decrease of $43.1 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than that of the maturing security.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest rate sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

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

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2005, we had $223.0 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured. The losses reported by the reinsurance industry since 2001, including losses resulting from the World Trade Center terrorist attacks and recent hurricanes in the southern U.S., have adversely affected the financial resources of some reinsurers and their ability to pay claims. Also, the material decline in the worldwide equity markets and the defaults and credit downgrades on bonds of many companies have contributed to a significant decline in the net equity of some reinsurers.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. We cannot assure you that we will be able to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration or to obtain other reinsurance facilities in adequate amounts and at favourable rates, we may need to modify our underwriting practices or reduce our underwriting commitments.

Kingsway Financial is a holding company and its operating subsidiaries are subject to dividend restrictions.

Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2006, under these insurance regulatory restrictions, based on our December 31, 2005 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $377.0 million. In most jurisdictions payment of dividends is subject to prior regulatory approval. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

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

Regulatory provisions may delay, defer or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would generally require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

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

Effective December 31, 2005 we prepared our consolidated financial statements in U.S. dollars. In 2005, 32% of our premiums came from our Canadian operations and are currently denominated in Canadian dollars. Therefore, fluctuations in the U.S. to Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. However, the reporting volatility has been reduced due to the larger portion of our operations conducting its business in our reporting currency, U.S. dollars.

Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2005, our shareholders’ equity was increased by $8.2 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

Beginning in the first quarter of 2006, we will commence reporting of our financial results in U.S. dollars. Our results have been influenced by fluctuations in the U.S. to Canadian dollar foreign exchange rate.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee is composed of the following directors: Mr. David H. Atkins (Chair), Mr. Thomas A. Di Giacomo, Mr. F. Michael Walsh and Mr. Walter E. Farnam. The Registrant’s board of directors has determined that Mr. David H. Atkins is an audit committee financial expert and independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Atkins as the audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Atkins that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

KPMG LLP has served as the Registrant’s independent registered public accounting firm since 1989. In 2005 and 2004, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:

	Year Ended December 31,
In Canadian dollars	2005	2004

Audit fees	$2,121,000	$2,064,000
Audit-related fees	$ 169,000	$ 467,000
Tax fees	$ 245,000	$ 57,000
Other fees	$ 2,000	$ 2,000

Total	$2,437,000	$2,590,000

Pursuant to the terms of its charter, the Audit Committee establishes the independent registered public accounting firm's fees. Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm. The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm's independence. In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm's independence. The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2005 and 2004.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

These are services rendered for the audit of the financial statements or services that are provided for statutory and regulatory filings or engagements and include reporting in connection with the various securities offerings of the Registrant.

Audit-Related Fees

These are fees for assurance and related services that are related to the performance of the audit or review of financial statements and are not reported in the “Audit Fee” category. This work primarily included advisory services on internal controls and French translation services in 2005, and in 2004 primarily appointed actuary services.

Tax Fees

These services included analyses of various tax matters affecting the Registrant and its subsidiaries. These services are primarily composed of advice on international tax planning and tax review services for the Registrant and its subsidiaries.

All Other Fees

These services were related to a subscription for online accounting research.

OFF-BALANCE SHEET ARRANGEMENTS

See page 123 of Item 3 of this report. The off-balance sheet arrangement provided C$8.3 million of additional working capital for our U.S. operations which was sourced from Kingsway Financial. The off-balance sheet arrangements did not materially affect the liquidity of the Company.

CONTRACTUAL OBLIGATIONS

See page 122 of Item 3 of this report.

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

B.	Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title
1.	Consent of KPMG LLP
2.	Consent of Towers Perrin Inc.
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 77 of 2005 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
March 31, 2006	By: /s/ W. Shaun Jackson ________________________________
W. Shaun Jackson Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Sequential Page Number

1.	Consent of KPMG LLP	152
2.	Consent of Towers Perrin Inc.	153
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to X Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	154
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to X Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	155
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to X Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	156
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to X Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	157
99.5	Page 77 of the 2005 Annual Report of Kingsway Financial Services Inc	158