Form 40-F/A
period 2005-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2006-08-30
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F/A
Amendment No. 1

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

Yes    X    No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of Kingsway Financial Services Inc. (the “Company”) on Form 40-F for the year ended December 31, 2005 is filed herewith for the sole purpose of providing certain additional information contained in the Company’s Amended Management’s Discussion and Analysis of Financial Condition and Results of Operation (“Amended MD&A”). The Amended MD&A was prepared at the request of the Ontario Securities Commission to add certain information related to the Company’s evaluation of its disclosure controls and procedures. The additional disclosure can be found on page 53 of the Amended MD&A.

This 40-F/A consists of a cover page, this explanatory note, the above-described Amended MD&A, the signature page and certifications made by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Form 40-F/A does not and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	4

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

Exhibit Index appears on Page 79

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

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (CEO) and Executive Vice President and CFO (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2005 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) were adequate and effective and designed to provide reasonable assurance that material information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

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

OFF-BALANCE SHEET ARRANGEMENTS

See page 51 of Item 3 of this report. The off-balance sheet arrangement provided C$8.3 million of additional working capital for our U.S. operations which was sourced from Kingsway Financial. The off-balance sheet arrangements did not materially effect the liquidity of the Company.

CONTRACTUAL OBLIGATIONS

See page 50 of Item 3 of this report.

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

B.	Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title
31.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
31.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
32.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
32.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
August 30, 2006	By: /s/ W. Shaun Jackson ________________________________
W. Shaun Jackson Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Sequential Page Number

31.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	80
31.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	81
32.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	82
32.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	83