Form 40-F
period 2006-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2007-03-30
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 40-F

[Check one]
☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒   Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended: December 31, 2006        Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or Organization)	Classification Code Number)	Number, if applicable)

7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9
(905) 677-8889

(Address and telephone number of Registrant’s principal executive offices)

Kelly Marketti
Kingsway America Inc.
150 Northwest Point Blvd. 6th Floor Elk Grove Village, Illinois 60007
(847) 871-6400

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares,	New York Stock Exchange, Inc.
no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act. N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. N/A

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,884,525 Common Shares outstanding as of December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ______	82-______	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 30, 2007 for the year ended December 31, 2006.	1
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2006 and 2005, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	19
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	81

Document No. 1

KINGSWAY FINANCIAL SERVICES INC.

2006 ANNUAL INFORMATION FORM

March 30, 2007

Table of Contents

1.	INCORPORATION	2
2.	INTER-CORPORATE RELATIONSHIPS	3
3.	GENERAL DEVELOPMENT OF THE BUSINESS	3
4.	NARRATIVE DESCRIPTION OF THE BUSINESS	4
5.	RISK FACTORS	6
6.	DIVIDEND POLICY	6
7.	DESCRIPTION OF CAPITAL STRUCTURE	6
8.	MARKET FOR SECURITIES	8
9.	DIRECTORS AND OFFICERS	8
10.	LEGAL PROCEEDINGS	10
11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	10
12.	AUDIT COMMITTEE INFORMATION	11
13.	TRANSFER AGENT AND REGISTRAR	12
14.	INTERESTS OF EXPERTS	12
15.	ADDITIONAL INFORMATION	13
APPENDIX I		14

1.    INCORPORATION

Kingsway Financial Services Inc. ("KFSI") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, KFSI filed articles of amendment deleting its private company share restrictions, subdividing KFSI's outstanding common shares on a three for one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, KFSI filed articles of amendment to sub-divide the common shares on a two for one basis. On April 27, 1998, KFSI filed articles of amendment to subdivide the common shares on a two for one basis. The principal and registered office of KFSI is located at 7120 Hurontario Street, Suite 800, Mississauga, Ontario, L5W 0A9.

2.    INTER-CORPORATE RELATIONSHIPS

    KFSI's material subsidiaries and their intercorporate relationship with KFSI as of the most recent financial year end are listed and described in Note 1(a) to the Consolidated Financial Statements of KFSI contained in KFSI's 2006 Annual Report (the "Annual Report") which is incorporated herein by reference. All subsidiaries are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

3.    GENERAL DEVELOPMENT OF THE BUSINESS

    KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, Kingsway General Insurance Company ("KGIC") has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. Since KFSI's initial public offering in 1995, KFSI has made selective acquisitions in Canada and the United States, including its insurance subsidiaries, American Service Insurance Company, Inc., U.S. Security Insurance Company, Jevco Insurance Company ("Jevco"), Southern United Fire Insurance Company, Universal Casualty Company, Lincoln General Insurance Company, York Fire & Casualty Insurance Company, American Country Insurance Company, and Zephyr Insurance Company Inc. ("Zephyr"). In addition, insurance subsidiaries have developed specific books of business by entering into contracts with program managers. All of the dollar amounts are expressed in U.S. dollars, except where otherwise indicated. References to C$ are to Canadian dollars.

    Significant events that have influenced the general development of the business over the last three years include:

(a)
the completion in January 2004 of a private placement of $100 million in 10 year 7.5% senior notes and the completion in March 2004 of the sale of an additional $25 million of the 10-year 7.5% senior notes;

(b)
the C$150 million syndicated unsecured revolving credit facility in March 2004, the renewal of that credit facility in December 2004 and the replacement of that facility with a C$150 million syndicated unsecured revolving credit facility in February, 2006;

(c)
the completion of two quota share reinsurance agreements effective April 2004 permitting Lincoln General Insurance Company and Kingsway General Insurance Company to cede a variable amount of premiums to reinsurers rated A+ or better by AM Best which expired and were not renewed in 2005;

(d)
the completion in July 2005 of the public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units ("LROC Preferred Units") due June 30, 2015, the net proceeds of which were used for a series of investments that included the purchase of an approximately C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate of KFSI;

(e)	the closing in October 2005 of the acquisition of HI Holdings, Inc. (“HI”) for $24.6 million, which includes HI's wholly owned subsidiary Zephyr;

(f)
the completion, in November, 2005 of a program management agreement between Lincoln General Insurance Company with The Robert Plan Corporation (“RPC”) which provided that the KFSI affiliate would assume risk relating to assigned risk obligations acquired from other insurers and in 2006 and early 2007, the subsequent purchase of the renewal rights of the RPC’s assigned risk business for approximately $35.5 million relating to this acquisition;

(g)	the entering into a new $175 million unsecured credit facility in June, 2006 which matures in June 2009 to replace the C$150 million 364 day revolving credit facility; and

(h)
the acquisition expected to close in April, 2007, pending regulatory approval, of Mendota Insurance Company. Mendota is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.

4.   NARRATIVE DESCRIPTION OF THE BUSINESS

    Commercial trucking insurance has become the largest business line for Kingsway. KFSI is considered to be one of the largest trucking insurers in North America. This line of business comprised 33% of KFSI's gross premiums written ("GPW") (the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2006.

    In 2006, non-standard automobile business accounted for 26% of KFSI's $1,932.7 million of GPW. Non-standard automobile insurance is the insuring of automobile risks for drivers with worse than average driving records primarily as a result of accidents or traffic violations.

    KFSI's premium distribution by line and geographic areas is set out in Note 12 to the Consolidated Financial Statements contained in the Annual Report which is incorporated herein by reference.

    In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $149.9 million in 2006 as compared to $131.3 million in 2005.

    KFSI strives to remain a disciplined underwriter. KFSI has earned a profit from its underwriting activities in 2006 and has done so for 14 of the last 17 fiscal years including 7 of the last 10 years. The selected Supplemental Financial Information set out on page 81 of the Annual Report, which is incorporated herein by reference, provides details of the gross premiums written, underwriting profits, and key ratios from KFSI's insurance operations compared to industry results for the eight year period ending December 31, 2006 and are incorporated herein by reference.

Employees

    As at December 31, 2006, KFSI employed an aggregate of approximately 2,440 personnel, none of whom are unionized. We believe our relationship with our employees is good.

Liquidity

    Capital required for KFSI's business has been obtained from KFSI's public offerings of common shares and debt securities, its syndicated term and operating lending facilities, the issuance of trust preferred securities and has been internally generated from net income. KFSI’s operations create liquidity by collecting and investing premiums, as more fully discussed on page 41 of the Annual Report, which are incorporated by reference herein.

Investment Portfolio

    The fair value of the investment portfolio increased 5% to $3,085.3 million as at December 31, 2006 from $2,933.0 million as at December 31, 2005. Returns on a pre-tax basis were 5.0% for the year compared with 4.7% for 2005. The investment portfolio as at December 31, 2006 and December 31, 2005 is comprised of assets from a number of different classes as reflected in Note 3 to the 2006 Consolidated Financial Statements set out on pages 67 to 69 of the Annual Report, which are incorporated herein by reference.

Competitive Position

    The insurance industry is price competitive in all markets in which KFSI’s insurance subsidiaries operate. KFSI's subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Through deliberate underwriting, pricing, risk selection, claims management, and non-renewal of unprofitable policies, KFSI has produced an underwriting profit in 14 of the last 17 years.

    During 2006, KFSI increased its GPW 2% to $1.93 billion compared to $1.89 billion in 2005. The increases came primarily from the owner-operator trucking insurance line of business in Canada and the new assigned risk program written with The Robert Plan Corporation that commenced January 1, 2006. In certain segments of the insurance market, KFSI noticed a continued softening of the market and wrote reduced premium volumes. KFSI believes that it is better to write less business with higher profits than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios. In 2006, Kingsway's combined ratio from Canadian and U.S. Operations was 94.5% and 100.8%, respectively, compared with the industry averages of 92.2% and 93.3%, respectively.

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

    During the fiscal year ended December 31, 2004, KFSI did not pay any dividends. KFSI paid and declared cash dividends in the aggregate amount of C$0.26 per share and C$0.20 per share for the fiscal year ended December 31, 2006 and 2005, respectively. KFSI has declared a quarterly dividend of C$0.075 per share payable on March 30, 2007. Any decision to pay dividends on KFSI's common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

7.    DESCRIPTION OF CAPITAL STRUCTURE

(a)	Common Shares

    General Description of Capital Structure

    The authorized capital of KFSI consists of an unlimited number of common shares, of which, as of March 16, 2007, 55,711,525 common shares were outstanding. All common shares have the same attributes, including the right to one vote per share.

    On November 3, 2005, KFSI announced its intention to commence a normal course issuer bid (“NCIB”) to repurchase up to 2,823,000 common shares of the Company, being approximately five percent of the total number of common shares then outstanding. Under this NCIB, purchases were eligible to commence on November 8, 2005 and end no later than November 7, 2006. During this period, 562,800 common shares were repurchased at an average price of C$22.13. On November 7, 2006, KFSI announced its intention to commence another NCIB to repurchase up to 2,800,000 common shares, ending no later than November 8, 2007 and being no more than five percent of the total number of common shares outstanding. As of December 31, 2006, 242,200 common shares had been repurchased at an average price of C$24.39 under this NCIB.

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

    In addition, Jevco is a federal property and casualty insurance company continued under the Insurance Companies Act (Canada) ("ICA"), and licensed to carry on property and casualty insurance business in all of the provinces and territories of Canada. The ICA is administered, and activities of Jevco are supervised, by the Office of the Superintendent of Financial Institutions ("OSFI"). Under the ICA, advance approval by OSFI is required prior to the acquisition of a significant interest in an insurance company licensed thereunder. A “significant interest” is generally a direct or indirect ownership interest representing 10% of the voting rights or 25% of the shareholders’ equity of an insurance company.

(b)	Debt Securities

    KFSI has issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at KFSI's option, providing at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears.

    Kingsway America Inc., a subsidiary of KFSI, has issued $125 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by KFSI. The notes will be redeemable at Kingsway America Inc.'s option on or after February 1, 2009.

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

    The ratings received from rating organizations for securities of KFSI are described on page 43 and 44 of the Annual Report and those pages are incorporated herein by reference.

8.    MARKET FOR SECURITIES

(a)	Trading Price and Volume

    The common shares of KFSI are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (Symbol KFS).

    The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSX for the periods indicated in Canadian dollars:

Month	High	Low	Volume
January 2006	24.55	22.90	2,532,700
February 2006	25.05	23.06	2,973,800
March 2006	24.50	23.01	3,001,800
April 2006	24.50	23.12	1,556,400
May 2006	24.22	21.45	3,248,500
June 2006	22.28	19.22	3,114,600
July 2006	21.17	19.25	2,397,300
August 2006	23.40	20.02	2,094,900
September 2006	25.90	22.76	2,806,900
October 2006	26.96	24.67	2,782,200
November 2006	25.95	24.06	2,075,700
December 2006	26.09	23.11	2,676,100

(b)	Prior Sales

    No common shares of KFSI were issued during the fiscal year ending December 31, 2006 except for 209,072 common shares issued on the exercise of options granted pursuant to KFSI's Amended and Restated Stock Option Plan.

9.    DIRECTORS AND OFFICERS

         (a)    Name, Occupation and Security Holding

    The following table and the notes thereto state the names of all executive officers of the Corporation, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment and the number of Common Shares and Options of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 16, 2007. The same information relating to the directors of the Corporation is contained in the Election of Directors section of the Management Information Circular of KFSI dated March 16, 2007, which is incorporated herein by reference.

Name and Municipality of Residence	Position with the Corporation	Common Shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held
William G. Star Mississauga, ON	Chairman, President and Chief Executive Officer, KFSI	406,629	700,000
W. Shaun Jackson Oakville, ON	Executive Vice President and Chief Financial Officer, KFSI	78,670	365,000
Frank Amodeo Toronto, ON	Vice President, KFSI	6,631	37,500
Denis Cloutier Newmarket, ON	Vice President and Chief Actuary - Canadian Operations, KFSI	1,311	25,000
Dennis Fielding Pickering, ON	Vice President, KFSI	5,435	40,500
Laura Foster Toronto, ON	Vice President, Internal Audit, KFSI	1,478	14,000
Shelly Gobin Mississauga, ON	Vice President and Treasurer, KFSI	59,247	37,500
Tom Mallozzi Brampton, ON	Vice President, Underwriting	794	12,000
Claude Smith Cambridge, ON	Vice President and Chief Information Officer, KFSI	3,387	38,500
Andrew Wright Toronto, ON	Vice President, Reinsurance and Risk Management, KFSI	890	13,000

    Denis Cloutier joined KFSI in January, 2001 as Chief Actuary and was promoted to Vice President and Chief Actuary, Canadian Operations in September, 2006.

    Laura Foster joined KFSI in December, 2003. Prior thereto, Ms. Foster was Assistant Vice President, Corporate Compliance at Canada Life Assurance Company from July, 1998 to August, 2003.

    Tom Mallozzi joined KFSI in December, 2005. Prior thereto, Mr. Mallozzi was with Kingsway General as Vice President, Personal Lines from January, 2003 until December, 2005. From November, 1998 to December, 2002 Mr. Mallozzi was Manager, Personal Lines with Allianz Insurance Company.

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

    As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 645,079 (1.1% of the total outstanding) common shares of KFSI. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such officers of KFSI.

    The Corporation does not have an Executive Committee. Mr. Walsh serves as KFSI's Lead Director. The Board of Directors has established an Audit Committee comprised solely of outside Directors, namely Messrs. Atkins, Di Giacomo, Farnam and Walsh. In addition, the Corporation has an Investment Committee comprised of Messrs. Di Giacomo, Star, Sullivan and Walsh, a Nominating Committee comprised of Messrs. Atkins, Walsh, Reeve and Sullivan, and a Compensation and Management Resources Committee comprised of Messrs. Farnam, Di Giacomo, Beamish and Gillespie.

       (b)    Cease Trade Order

         Mr. Gillespie, a member of the Board of Directors since 2006, was a director of Atlas Cold Storage Income Trust during a time in which all of the directors were subject to a cease trade order as a result of failing to file quarterly financial reports within the time requirements mandated by Canadian securities laws. The cease trade order was lifted on May 11, 2004.

         (c)     Conflicts of Interest

         To the knowledge of KFSI, no director or officer of KFSI has an existing or potential material conflict of interest with KFSI or any of its subsidiaries.

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

11.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

    The Audit Committee reviewed all related party transactions between KFSI and its subsidiaries and the officers and directors of KFSI. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately $56,000 paid by a cruise ship operator to a corporation owned by the spouse of the President and Chief Executive Officer of KFSI for an incentive cruise sponsored by KFSI for certain of its brokers.

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

    David H. Atkins is an independent consultant. He previously was a Senior Advisor to Lang Michener LLP, a law firm, from 1999 to 2007. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting. He also advises with regard to regulatory compliance. Mr. Atkins has lectured extensively with respect to governance and audit committee issues. Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the board of several Swiss Reinsurance subsidiaries in the United States and Canada, as well as serving on the boards of several other companies including Pareto Corporation, Pethealth Inc., Nightingale Informatix Inc. and Integrated Asset Management Inc.

    Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the Chairman of RDM Corporation and is a member of the St. Michael’s College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth. Mr. Di Giacomo sits on the Board of several companies including Cinram International Income Fund, Xceed Mortgage Corporation, Menu Foods Income Fund and Afriore Limited.

    Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America. Mr. Farnam is currently a member of the board of directors of Crozer-Keystone Health System and Executive Service Corps of Delaware Valley, both of which are not for profit organizations.

    F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada. He is a Past-chair of the Board of Governors of the University of Guelph and received the Queen’s Golden Jubilee Medal in 2003 for excellence in leadership and governance of a post-secondary institution as a volunteer. Mr. Walsh sits on the Board of Neo Material Technologies Inc., a corporation whose shares are listed on the Toronto Stock Exchange.

(b)	Shareholders’ Auditors’ Service Fees

    Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended December 31, 2006 and 2005 were as follows:

(in Canadian dollars)	2006 Fee Amount	2005 Fee Amount
Audit Fees	$4,237,000	$2,121,000
Audit-related Fees	$190,000	$169,000
Tax Fees	$162,000	$245,000
All Other Fees	$2,000	$2,000
Total:	$4,591,000	$2,437,000

13.    TRANSFER AGENT AND REGISTRAR

    KFSI's transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

14.    INTERESTS OF EXPERTS

(a)	Names of Experts

    KPMG LLP prepared auditors’ reports in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2006 and in regard to the Company's internal control over financial reporting at December 31, 2006. The Canadian Institute of Chartered Accountants gives authority to the reports.

    Pierre Laurin, of Tillinghast, a business of Towers Perrin Inc., prepared an actuary report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2006. The Canadian Institute of Actuaries gives authority to the report.

(b)	Interests of Experts

KPMG is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities Exchange Commission.

Pierre Laurin, of Tillinghast, a business of Towers Perrin Inc. has advised that he is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Canadian Institute of Actuaries.

15.    ADDITIONAL INFORMATION

    Financial information about the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2006, and additional information relating to the Corporation is on SEDAR at www.sedar.com.

    Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI's Proxy Circular dated as of March 16, 2007 in connection with its Annual Meeting of Shareholders to be held on May 3, 2007, which involves the election of directors.

    Copies of the Annual Information Form, as well as copies of the 2006 Annual Report of KFSI for the year ended December 31, 2006 and Proxy Circular dated March 16, 2007 may be obtained from:

    Kingsway Financial Services Inc., Secretary
    c/o Fogler, Rubinoff LLP
    95 Wellington Street West
    Suite 1200,
    Toronto-Dominion Centre
    Toronto, Ontario M5J 2Z9

    Telephone:    416-841-8857
    Fax:          416-841-8852

APPENDIX I

KINGSWAY FINANCIAL SERVICES INC.
AUDIT COMMITTEE CHARTER

I.    Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the external auditor's qualifications and independence, and (d) the performance of the Company's internal audit function and the performance of the external auditors. The Audit Committee's primary duties and responsibilities are to:

i.	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

ii.	Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance.

iii.	Recommend the appointment of and monitor the independence and performance of the company's external auditors and the external appointed actuary.

iv.	Provide an avenue of communication among the external auditors, the external appointed actuary, management and the Board of Directors.

v.	Review the annual audited financial statements with management and the external auditor.

II.   Organization

Audit Committee members shall meet the requirements of the Business Corporations Act (Ontario), all applicable securities laws, and the Toronto Stock Exchange and the New York Stock Exchange. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate, being defined as able to read and understand basic financial statements, and the Chair of the Committee shall have accounting or related financial management expertise. The Audit Committee shall assist the Board in determining whether or not one or more members of the Audit Committee is an "audit committee financial expert" as defined in SEC Release 33-8177.

Audit Committee members shall be appointed by the Board annually at the meeting of the Board of Directors next following the annual meeting. The Audit Committee Chair shall be designated by the full board or if it does not do so, the members of the Committee may designate a Chair by majority vote of the Committee membership.

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

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well any other employees or consultants to Kingsway and its subsidiaries. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

IV.   Responsibilities and Duties

The Audit Committee shall have the power and authority of the Board of Directors to perform the following duties and fulfil the following responsibilities.

Review Procedures

1.	Review and reassess the adequacy of this Mandate at least annually and submit the mandate to the Board of Directors for approval.

2.
Review the Company's annual audited financial statements and discuss the Company's quarterly financial statements and related documents prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments as well as the contents of "Management's Discussion and Analysis".

3.
In consultation with management, external auditors, and external appointed actuary, consider the integrity of the Company's financial reporting processes and internal controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the external auditors together with management's responses.

4.	Review the effectiveness of the overall process for identifying the principal risks affecting financial reporting and provide the Committee's view to the Board of Directors.

5.
Review the Company's quarterly financial results and related documents prior to the release of earnings and/or the company's quarterly financial statements prior to filing or distribution shall be reviewed by the full Board of Directors.

6.	Review financial statements and other related documents to be included in any prospectus or other offering document of the Company.

7.	Discuss the Company's earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies.

External Auditors and Actuaries

8.
The external auditors are accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant.

9.	Recommend the appointment and approve the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services.

10.
On not less than an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence.

11.	Review the external auditors' audit plan and in particular, discuss and approve audit scope, staffing, locations, reliance upon management and general audit approach.

12.	On not less than an annual basis review with the external auditors:

i.	all critical accounting policies and practices to be used in connection with the auditor's report.

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

13.
Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

14.	Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting.

15.	Set clear hiring policies for employees or former employees of the external auditors.

16.
Consider the external appointed actuary's judgment about the appropriateness of management's selection of assumptions of methods to determine the unpaid claims liabilities included in the company's year-end financial statements.

Internal Audit Department and Legal Compliance

17.	Discuss policies with respect to risk assessment and risk management.

18.
On not less than an annual basis, obtain and review a report by the external auditor describing the Company's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review of the Company.

19.	Review significant internal audit reports together with management's response and follow-up to these reports.

20.	Meet separately, periodically, with management, with internal auditors and with external auditors.

21.
Review formal whistleblower procedures that address the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and the confidential anonymous submission by employees of any concerns regarding questionable accounting or auditing matters.

22.
On at least an annual basis, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

23.	Develop and recommend to the full Board a set of corporate governance principles, review such principles annually and recommend any modifications thereto.

24.	Consider corporate governance issues that may arise from time to time and make recommendations to the Board with respect thereto.

25.	Confer, as appropriate, with the General Counsel on matters of corporate governance.

Other Audit Committee Responsibilities

26.	Annually assess the effectiveness of the committee against this Mandate and report the results of the assessment to the Board

27.	Perform any other activities consistent with this Mandate, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

28.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

29.
Establish, review, and update periodically a Code of Conduct for the CEO and other Senior Financial Officers and Code of Ethical Conduct for others and ensure that management has established a system to enforce these Codes.

30.	The Audit Committee will annually review a summary of director and officers' related party transactions and potential conflicts of interest.

December 2006

Document No. 2

Consolidated Financial Statements of

KINGSWAY FINANCIAL SERVICES INC.

As at December 31, 2006 and 2005

MANAGEMENT STATEMENT ON RESPONSIBILITY FOR FINANCIAL INFORMATION

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MDA”) and all other information in the Company’s Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission (“SEC”) including a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in the Company’s Annual Report is consistent with the consolidated financial statements.

The MDA has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian securities regulators as well as item 303 of Regulation S-K of the Securities Exchange Act of the United States, and their related published requirements.

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

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, the independent actuary, Pierre Laurin of Tillinghast, a business of Towers Perrin Inc., carries out a review of management’s valuation of the estimated unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the estimated unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. The independent actuary is responsible for assessing whether the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these estimated liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies. In carrying out their work, the independent actuary makes use of the work of the external auditors with regards to data upon which their calculations are based.

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

Role of the Auditor

The independent registered public accounting firm, KPMG LLP, have been appointed by the Audit Committee and ratified by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and in 2006 the standards of the Public Company Accounting Oversight Board (United States) and to report thereon to the shareholders. In carrying out their audit procedures relating to the claims liabilities of the Company, the auditors make use of the work and report of the independent actuary. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

/s/ William G. Star	/s/ W. Shaun Jackson
William G. Star	W. Shaun Jackson
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

March 30, 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management has used the Internal Control - Integrated Framework to assess the effectiveness of the  Company’s internal control over the financial reporting as of December 31, 2006, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the  Company’s internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective as of December 31, 2006.

The independent registered public accounting firm, KPMG LLP, appointed by the Audit Committee and ratified by the shareholders, who have audited the consolidated financial statements of the Company, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

/s/ William G. Star	/s/ W. Shaun Jackson
William G. Star President & Chief Executive Officer	W. Shaun Jackson Executive Vice President & Chief Financial Officer

March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Kingsway Financial Services Inc. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in the Internal Control - Integrated Framework, issued by the committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s asset that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework, issued by COSO. Also in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in the Internal Control - Integrated Framework, issued by COSO.

We have also conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we have also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 30, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited the accompanying consolidated balance sheets of Kingsway Financial Services Inc. as of December 31, 2006 and December 31, 2005 and the related consolidated statements of operations, retained earnings, currency translation adjustment and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we have also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 30, 2007

ACTUARY'S REPORT

I have reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheet at December 31, 2006 and their changes in the consolidated statement of operations for the year then ended in accordance with Canadian accepted actuarial practice.

Under Canadian accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in determining the valuation of the unpaid claims liabilities in the consolidated financial statements.

In my opinion, except as described in the preceding paragraph, management’s valuation of the unpaid claims liabilities is appropriate and the consolidated financial statements fairly present the results of the valuation.

The unpaid claims liabilities as at December 31, 2005 and the changes in unpaid claims for the two year yearly periods then ended were reviewed by another actuary at Towers Perrin Inc. The other actuaries’ report dated February 7, 2006 expressed an opinion without reservation except that it contained a similar exception for management choosing not to reflect the time value of money in determining the valuation of the unpaid claims liabilities as referred to the above.

/s/ Pierre Laurin

Pierre Laurin, Towers Perrin Inc.
Fellow Canadian Institute of Actuaries

March 30, 2007

KINGSWAY FINANCIAL SERVICES INC.
Consolidated Balance Sheets

As at December 31
(In thousands of U.S. dollars)

	2006	2005
Assets

Cash and cash equivalents	$129,706	$111,034
Investments (note 3)	2,929,090	2,803,790
Accrued investment income	28,365	25,126
Accounts receivable and other assets	318,332	282,764
Due from reinsurers and other insurers (note 8)	208,090	222,974
Deferred policy acquisition costs	158,527	148,829
Income taxes recoverable	2,017	-
Future income taxes (note 9)	75,212	57,939
Capital assets (note 4)	108,149	71,608
Goodwill and intangible assets (notes 1(f), 11(b) & 11(c))	90,850	71,130

	$4,048,338	$3,795,194
Liabilities and Shareholders' Equity

Liabilities:
Bank indebtedness (note 13(a))	$52,149	$11,767
Loans payable (note 13(d))	66,222	66,222
Accounts payable and accrued liabilities	124,760	129,666
Income taxes payable	-	6,817
Unearned premiums	682,452	649,228
Unpaid claims (note 10)	1,939,363	1,844,211
Senior unsecured debentures (note 13(b))	191,930	192,068
Subordinated indebtedness (note 13(c))	90,500	90,500
	3,147,376	2,990,479

Shareholders' equity:
Share capital (note 5)	328,473	331,470
Contributed surplus	5,352	3,237
Currency translation adjustment	7,011	9,958
Retained earnings	560,126	460,050
	900,962	804,715
Contingent liabilities (note 15)
	$4,048,338	$3,795,194

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ F. Michael Walsh	Director

/s/ David H. Atkins	Director

KINGSWAY FINANCIAL SERVICES INC.
Consolidated Statements of Operations

Years ended December 31
(In thousands of U.S. dollars, except per share amounts)

	2006		2005		2004
Gross premiums written		$1,932,750		$1,894,660		$2,001,806

Net premiums written		$1,803,382		$1,824,393		$1,739,264

Revenue:
Net premiums earned (note 8)		$1,766,497		$1,791,943		$1,778,374
Net investment income (note 3)		120,871		93,035		74,266
Net realized gains (note 3)		28,987		38,239		20,392

		1,916,355		1,923,217		1,873,032

Expenses:
Claims incurred (notes 8 and 10)		1,234,525		1,224,506		1,260,093
Commissions and premium taxes (note 8)		328,443		361,875		330,769
General and administrative expenses		182,256		155,773		148,096
Interest expense		30,247		25,921		21,171
Amortization of intangible assets		1,030		795		530

		1,776,501		1,768,870		1,760,659

Income before income taxes		139,854		154,347		112,373

Income taxes (recovery) (note 9):
Current		33,160		28,208		4,004
Future		(16,615)		(8,869)		7,355
		16,545		19,339		11,359

Net income		$123,309		$135,008		$101,014

Earnings per share (note 5):
Basic		$2.19		$2.39		$1.80
Diluted		$2.17		$2.37		$1.79

Dividends declared per common share	C$	0.26	C$	0.20	C$	-

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of U.S. dollars)

	2006	2005	2004

Retained earnings, beginning of year	$460,050	$334,468	$233,454

Net income	123,309	135,008	101,014

Common share dividends	(12,988)	(9,426)	-

Repurchase of common shares for cancellation	(10,245)	-	-

Retained earnings, end of year	$560,126	$460,050	$334,468

See accompanying notes to consolidated financial statements.

Consolidated Statements of Currency Translation Adjustment

Years ended December 31
(In thousands of U.S. dollars)

	2006	2005	2004

Currency translation adjustment, beginning of year	$9,958	$1,720	$(6,747)

Net unrealized foreign exchange translation gains (losses)	(2,947)	8,238	8,467

Currency translation adjustment,end of year	$7,011	$9,958	$1,720

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of U.S. dollars)

	2006	2005	2004
Cash provided by (used in):
Operating activities:
Net income	$123,309	$135,008	$101,014
Items not affecting cash:
Amortization of intangibles	1,030	795	530
Amortization of capital assets and deferred charges	6,598	6,884	7,422
Future income taxes	(17,362)	(6,924)	7,115
Net realized gains	(28,987)	(38,239)	(20,392)
Amortization of bond premiums and discounts	(2,667)	10,825	19,777
	81,921	108,349	115,466
Change in non-cash balances:
Deferred policy acquisition costs	(9,801)	(2,868)	(12,339)
Due from reinsurers and other insurers	29,266	34,713	(212,948)
Increase (decrease) in funds withheld payable to reinsurer	-	(78,691)	78,691
Unearned premiums	34,037	(10,386)	27,744
Unpaid claims	95,036	149,891	381,642
Increase in contributed surplus	2,115	1,468	1,242
Net change in other non-cash balances	(65,346)	71,271	12,162
	167,228	273,747	391,660
Financing activities:
Increase in share capital	3,005	2,926	2,434
Repurchase of common shares for cancellation	(16,246)	-	-
Common share dividend	(12,988)	(9,426)	-
Increase (decrease) in bank indebtedness and loans payable	40,845	17,378	(63,044)
Increase in senior unsecured debentures	-	-	125,000
	14,616	10,878	64,390
Investing activities:
Purchase of investments	(3,279,985)	(2,590,018)	(2,408,406)
Proceeds from sale of investments	3,164,215	2,356,581	1,959,283
Financed premiums receivable, net	18,369	3,973	(17,617)
Acquisitions (note 11)	(22,415)	(11,892)	-
Additions to capital assets	(43,356)	(19,338)	(12,790)
	(163,172)	(260,694)	(479,530)

Increase (decrease) in cash during the year	18,672	23,931	(23,480)
Cash and cash equivalents, beginning of year	111,034	87,103	110,583
Cash and cash equivalents, end of year	$129,706	$111,034	$87,103

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
Consolidated Statements of Cash Flows

Years ended December 31
(In thousands of U.S. dollars)

	2006	2005	2004

Supplementary disclosure of cash information:

Represented by:
Cash on hand and balances with banks	126,887	100,290	85,879
Investments with maturities less than 30 days	2,819	10,744	1,224
Cash and cash equivalents, end of year	$129,706	$111,034	$87,103

Cash paid for:
Interest	$30,170	$25,474	$18,753
Income taxes	45,659	13,141	14,995

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

American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); Appco SPV L.L.C. (Florida); Auto Body Tech Inc. (Florida); Funding Plus of America (Alabama); Hamilton Risk Management Company (Florida); HI Holdings, Inc. (Hawaii); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Nova Scotia Finance, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); York Fire & Casualty Insurance Company (Ontario); Zephyr Insurance Company (Hawaii); and RPC Insurance Agency L.L.C. (Delaware).

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

Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2006 and 2005, the carrying value of goodwill was $69,030,000 and $68,880,000, respectively (note 11(b) & 11 (c)).

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

1.    Summary of significant accounting policies (continued):

 (f)  Goodwill and other intangible assets (continued):

When the Company acquires a subsidiary or other business where it exerts significant influence or acquires certain assets, intangible assets may be acquired, which are recorded at their fair value at the time of the acquisition. Intangible assets with a definite useful life are amortized to income on a straight line basis over its defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2006 and 2005 intangible assets with a definite useful life, net of accumulated amortization, were $19,570,000 and $nil, respectively.

Intangible assets with an indefinite useful life are not subject to amortization and are tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2006 and 2005 the Company had intangible assets with an indefinite life, net of accumulated depreciation of $2,250,000 and $2,250,000, respectively.

Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 was $1,030,000, $795,000 and $530,000, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2006, 2005, and 2004.

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
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

1.    Summary of significant accounting policies (continued):

(h)    Premium revenue and unearned premiums:

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums are earned during the summer months, which is the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year end.

The reinsurers’ share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company’s method for determining the unearned premium liability.

A significant portion of the Company’s revenue is subject to regulatory approvals. In Canada, automobile insurance premium rates other than for fleet automobiles are regulated by the provincial government authorities. In the United States, property and casualty insurance premium rates are subject to regulation by state government authorities. Regulation of premium rates is based on claims and other costs of providing insurance coverage. Regulatory approvals can limit or reduce premium rates that can be charged, or delay the implementation of changes in rates.

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

The consolidated financial statements have been presented in U.S. dollars as the Company’s principal investments and cash flows are influenced primarily by the U.S. dollar. The operations of its subsidiaries in Canada, Bermuda and its head office operations are self sustaining. Assets and liabilities of non U.S. dollar denominated subsidiaries are translated at year end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity under the caption “currency translation adjustment”. The currency translation adjustment will change with fluctuations in the Canadian to U.S. dollar exchange rate.

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

During 2006 the Company adopted the recommendation by EIC 162 for stock-based compensation for employees eligible to retire before the vesting date. The additional stock compensation expense relating to eligible employees in 2006 was $648,000.

(n)    Capital assets:

Capital assets are reported in the financial statements at amortized cost. Amortization of capital assets has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from 10 to 40 years for buildings, 3 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 3 to 5 years for computers and software development, and 3 to 5 years for automobiles.

2.    Future change in accounting policy:

In April 2005, the CICA issued three new standards to be applied prospectively, Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income, effective for years starting on or after October 1, 2006. The Company will adopt these standards on January 1, 2007.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

2.    Future change in accounting policy (continued):

The new rules will require the Company to classify all financial instruments as held for trading, held to maturity, available for sale or as loans and receivables.

The majority of the Company’s financial instruments will be classified as available for sale and be reported on the financial statements at fair value, with the changes in the unrealized gains or losses reported in a new component of shareholders’ equity called other comprehensive income. The remainder will be classified as either loans or receivables which will continue to be carried at amortized cost or as held for trading and will be carried at fair market value with the changes in unrealized gains or losses reported in net income.

The effect of the adoption of the new standards on the balance sheet at January 1, 2007 will be to increase shareholder’s equity by $26.5 million.

3.    Investments:

The carrying amounts and fair values of investments are summarized below:

				December 31, 2006
			Gross	Gross
		Carrying	Unrealized	Unrealized	Fair
		amount	Gains	Losses	value

Term deposits		$379,574	$45	$491	$379,128

Bonds:
Canadian	- Government	221,457	2,585	292	223,750
	- Corporate	339,575	5,603	699	344,479
U.S.	- Government	70,275	334	1,077	69,532
	- Corporate	1,265,673	3,429	18,863	1,250,239
Other	- Government	40,326	348	725	39,949
	- Corporate	177,980	1,534	2,752	176,762

Sub-total		$2,494,860	$13,878	$24,899	$2,483,839

Common shares	- Canadian	182,326	28,927	11,888	199,365
	- U.S.	184,376	23,942	3,490	204,828
Financed premiums		67,528	-	-	67,528
		$2,929,090	$66,747	$40,277	$2,955,560

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.    Investments (continued):

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2006 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$602,114	$600,024
Due after one year through five years	1,168,583	1,157,516
Due after five years through ten years	587,862	590,922
Due after ten years	136,301	135,377
	$2,494,860	$2,483,839

The carrying amounts and fair values of investments are summarized below:

				December 31, 2005
			Gross	Gross
		Carrying	Unrealized	Unrealized	Fair
		amount	Gains	Losses	value

Term deposits		$383,071	$10	$1,347	$381,734

Bonds:
Canadian	- Government	199,500	3,432	276	202,656
	- Corporate	279,953	6,558	756	285,755
U.S.	- Government	144,835	374	2,092	143,117
	- Corporate	1,122,624	1,831	24,425	1,100,030
Other	- Government	83,981	43	1,996	82,028
	- Corporate	179,002	89	3,433	175,658

Sub-total		$2,392,966	$12,337	$34,325	$2,370,978

Preferred shares	- Canadian	1,290	62	-	1,352
Common shares	- Canadian	152,347	32,522	6,127	178,742
	- U.S.	171,483	19,087	5,357	185,213
Financed premiums		85,704	-	-	85,704
		$2,803,790	$64,008	$45,809	$2,821,989

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2005 is as follows:

	Carrying Amount	Fair Value

Due in one year or less	$717,729	$712,709
Due after one year through five years	1,075,914	1,057,350
Due after five years through ten years	465,112	467,484
Due after ten years	134,211	133,435
	$2,392,966	$2,370,978

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

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2006 and 2005. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

			December 31, 2006
	0-6 months	6-12 months	over 12 months	Total
Common Shares
Number of Positions	123	5	7	135
Fair Value	$96,854	$24,109	$2,623	$123,586
Carrying Value	108,696	27,134	3,134	138,964
Unrealized Loss	(11,842)	(3,025)	(511)	(15,378)
Term Deposits and Bonds
Number of Positions	257	37	275	569
Fair Value	$576,098	$250,695	$786,893	$1,613,686
Carrying Value	581,826	251,591	805,168	1,638,585
Unrealized Loss	(5,728)	(896)	(18,275)	(24,899)
Total
Number of Positions	380	42	282	704
Fair Value	$672,952	$274,804	$789,516	$1,737,272
Carrying Value	690,522	278,725	808,302	1,777,549
Unrealized Loss	(17,570)	(3,921)	(18,786)	(40,277)

			December 31, 2005
	0-6 months	6-12 months	over 12 months	Total
Common Shares
Number of Positions	99	5	1	105
Fair Value	$78,026	$11,617	$347	$89,990
Carrying Value	86,674	14,332	468	101,474
Unrealized Loss	(8,648)	(2,715)	(121)	(11,484)
Term Deposits and Bonds
Number of Positions	526	49	18	593
Fair Value	$998,187	$111,911	$631,370	$1,741,468
Carrying Value	1,014,577	114,085	647,131	1,775,793
Unrealized Loss	(16,390)	(2,174)	(15,761)	(34,325)
Total
Number of Positions	625	54	19	698
Fair Value	$1,076,213	$123,528	$631,717	$1,831,458
Carrying Value	1,101,251	128,417	647,599	1,877,267
Unrealized Loss	(25,038)	(4,889)	(15,882)	(45,809)

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

Management performs a quarterly analysis of the Company’s investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

•
identifying all security holdings in an unrealized loss position that has existed for at least six months or other circumstances which management believes may impact the recoverability of the security;

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

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

3.    Investments (continued):

All of the Company's fixed term investments have fixed interest rates. The coupon rates for the Company's fixed term investments range from 2.25% to 11.00% at December 31, 2006 and 1.50% to 12.00% at December 31, 2005.

The Company limits its investment concentration in any one investee or related group of investees other than government issues, to less than 5% of the Company's investments.

Net investment income for the years ended December 31 is comprised as follows:

	2006	2005	2004

Investment income:
Interest on short-term investments	$17,547	$9,881	$6,335
Interest on bonds	90,826	73,615	56,114
Dividends	12,026	8,939	5,707
Premium finance	5,836	7,059	8,614
Other	2,258	1,447	2,309

Gross investment income	128,493	100,941	79,079

Investment expenses	7,622	7,906	4,813

Net investment income	$120,871	$93,035	$74,266

Net realized gains for the years ended December 31, 2006, 2005, and 2004 were $28,987,000, $38,239,000 and $20,392,000, respectively. Included in net realized gains were adjustments to the carrying value of investments for declines in market value considered other than temporary of $4,582,000, $4,806,000 and $1,291,0000 for the years ended December 31, 2006, 2005 and 2004, respectively.

As at December 31, 2006, bonds and term deposits with an estimated fair value of $40,260,000 (2005 - $34,392,000) were on deposit with regulatory authorities.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

4.    Capital assets:

			2006
		Accumulated	Carrying
	Cost	Amortization	Value

Land	$10,439	$-	$10,439
Buildings	77,746	5,319	72,427
Leasehold Improvements	13,627	3,276	10,351
Furniture and equipment	11,929	6,756	5,173
Computers and software development	31,863	22,890	8,973
Automobiles	2,008	1,222	786

Total	$147,612	$39,463	$108,149

			2005
		Accumulated	Carrying
	Cost	Amortization	Value

Land	$7,830	$-	$7,830
Buildings	43,786	4,771	39,015
Leasehold Improvements	13,686	2,264	11,422
Furniture and equipment	10,407	6,389	4,018
Computers and software development	28,240	19,642	8,598
Automobiles	1,674	949	725

Total	$105,623	$34,015	$71,608

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

5.    Share capital:

Authorized:
Unlimited number of common shares

Share transactions consist of the following:
	Shares Issued	Stock Options	Weighted- Average Exercise Price*	Amount

Balance as at December 31, 2003	55,829,794	1,686,135	$12.19	$326,111

Stock options:
Granted in year		481,000	15.19
Exercised in year	380,456	(380,456)	8.46	2,433
Forfeited in year		(55,167)	15.69
Expired in year		(2)	11.50

Balance as at December 31, 2004	56,210,250	1,731,510	$13.73	$328,544

Stock options:
Granted in year		552,576	19.70
Exercised in year	270,203	(270,203)	11.48	2,511
Forfeited in year		(46,368)	17.91
Stock-based compensation expense				415

Balance as at December 31, 2005	56,480,453	1,967,515	$15.66	$331,470

Stock options:
Granted in year		611,350	24.55
Exercised in year	209,072	(209,072)	14.12	2,604
Forfeited in year		(24,917)	19.50
Stock-based compensation expense				400

Normal course issuer bid (note 5(e) & 5(f))	(805,000)	-	-	(6,001)

Balance as at December 31, 2006	55,884,525	2,344,876	$18.07	$328,473

*Weighted average price is stated in Canadian dollars as per the terms of the option.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

5.     Share capital (continued):

(a)
During the year ended December 31, 2006, options to acquire 209,072 shares (2005 - 270,203; 2004 - 380,456 shares) were exercised at prices from C$4.30 to C$19.70 per share (2005 - C$4.30 to C$19.66 per share; 2004 - C$4.30 to C$15.19 per share).

(b)
The weighted average number of shares outstanding for the years ended December 31, 2006, 2005 and 2004 were 56,233,964, 56,423,207 and 56,123,976, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2006, 2005 and 2004 were 56,868,785, 56,962,868 and 56,549,496, respectively.

(c)
During 2006, the Company declared dividends payable in Canadian dollars of C$0.0625 per share payable for the first three quarters and C$0.075 per share for the last quarter. Total dividends declared in 2006 were C$0.2625 per common share. Dividends paid to common shareholders during 2006 were C$14,749,872 and C$11,291,300 in 2005.

(d)	Options exercised during the year resulted in an increase in share capital from contributed surplus of $400,000 for the year ended December 31, 2006 and $415,000 for the year ended December 31, 2005.

(e)
On November 8, 2005 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 7, 2006 the Company repurchased 562,800 of its common shares at an average price of $19.66.

(f)
On November 9, 2006 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 8, 2007 the Company may repurchase up to 2,800,000 shares in total representing approximately 5% of the outstanding common shares. For the period of November 9, 2006 to December 31, 2006, the Company had repurchased 242,200 of its common shares at an average price of $21.16. For the year ended December 31, 2006 the Company had repurchased a total of 805,000 of its common shares at an average price of $20.11.

6.    Stock-based compensation:

(a)
The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2006, the maximum number of common shares that may be issued under the plan is 4,800,000 (2005 - 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant.

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

The intrinsic value of a stock option grant is the difference between the current market price for the Company’s common shares and the exercise price of the option. The aggregate intrinsic value for the stock options outstanding at December 31, 2006, 2005 and 2004 was C$14.6 million, C$15.4 million and C$9.1 million, respectively. The aggregate intrinsic value for stock options exercisable at December 31, 2006, 2005 and 2004 was C$11.9 million, C$9.5 million and C$5.8 million, respectively.

The following tables summarize information about stock options outstanding as at December 31, 2006, December 31, 2005 and December 31, 2004:

Exercise prices are stated in Canadian dollars as per the terms of the option.

December 31, 2006

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$24.55	13-Feb-06	13-Feb-11	4.1	603,850	-
C$19.70	14-Feb-05	14-Feb-10	3.1	512,951	162,784
C$15.19	12-Feb-04	12-Feb-09	2.1	365,737	224,237
C$13.53	10-Feb-03	10-Feb-13	6.1	329,335	329,335
C$19.66	21-Feb-02	21-Feb-12	5.2	306,000	306,000
C$ 7.80	22-Feb-01	22-Feb-11	4.2	127,002	127,002
C$ 4.30	24-Feb-00	14-Feb-10	3.2	100,001	100,001
	Total		4.0	2,344,876	1,249,359

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

6.    Stock-based compensation (continued):

December 31, 2005

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$19.70	14-Feb-05	14-Feb-10	4.1	542,500	-
C$15.19	12-Feb-04	12-Feb-09	3.1	424,004	130,337
C$13.53	10-Feb-03	10-Feb-13	7.1	394,505	248,672
C$19.66	21-Feb-02	21-Feb-12	6.2	340,000	340,000
C$ 7.80	22-Feb-01	22-Feb-11	5.2	146,170	146,170
C$ 4.30	24-Feb-00	24-Feb-10	4.2	120,336	120,336
	Total		4.9	1,967,515	985,515

December 31, 2004

Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$15.19	12-Feb-04	12-Feb-09	4.1	453,833	-
C$13.53	10-Feb-03	10-Feb-13	8.1	485,169	182,836
C$19.66	21-Feb-02	21-Feb-12	7.2	403,500	269,000
C$ 7.80	22-Feb-01	22-Feb-11	6.2	202,339	202,339
C$ 4.30	24-Feb-00	24-Feb-10	5.2	186,669	186,669
	Total		6.3	1,731,510	840,844

At December 31, 2006, 2005 and 2004 the number of options exercisable is 1,249,359, 985,515 and 840,844, respectively, with weighted average prices of C$14.81, C$13.89 and C$12.06, respectively.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The per share fair value of options granted during 2006, 2005 and 2004 was C$6.11, C$3.58 and C$3.79.

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

	2006	2005	2004

Stock option expense included in employee compensation expense	$2,515	$1,883	$1,242
Net income, as reported	$123,309	$135,008	$101,014
Additional expense that would have been recorded if all outstanding stock options granted before January 1, 2003 had been expensed	-	68	1,452
Pro forma net income	$123,309	$134,940	$99,562
Basic earnings per share
As reported	$2.19	$2.39	$1.80
Pro forma	2.19	2.39	1.77
Diluted earnings per share
As reported	$2.17	$2.37	$1.79
Pro forma	2.17	2.37	1.76

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
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

6.    Stock-based compensation (continued):

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	4.02%	3.53%	3.49%
Dividend yield	1.02%	0.9%	0.0%
Volatility of the expected market price of the Company’s common shares	31.4%	22.5%	30.3%
Expected option life (in years)	3.5	3.9	4.7

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

(b)    The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2006, 2005 and 2004 totalled $727,000, $553,000 and $390,000, respectively.

7.    Pension benefits:

The Company maintains a separate defined contribution pension plan in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings subject the maximum Registered Retirement Savings Plan (“rrsp”) deduction limit, withheld to contribute to the applicable plan. The rrsp deduction limit is the lesser of 18% of earned income for the preceding year or C$18,000, C$16,500 and C$15,500 for 2006, 2005 and 2004 respectively, The Company matches one half of the employee contribution amount, and its contributions vest immediately. In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings to an overall limitation of $15,000 in 2006, $14,000 in 2005 and $13,000 in 2004. The Company matches 50% of the employee contribution amount each payroll period up to 5%.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

7.    Pension benefits (continued):

The contributions for the U.S. plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2006, 2005 and 2004 totalled $1,581,000, $1,247,000 and $1,058,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2006.

Prior to December 31, 1997, substantially all salaried employees of the Company’s subsidiary American Country were covered by a defined benefit pension plan sponsored by American Country. Effective December 31, 1997, upon resolution of its board of directors, the plan was frozen. The reported pension expense for American Country was $104,000, $113,000 and $60,000 in 2006, 2005, and 2004 respectively.

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

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the company’s net exposure to the following maximum amounts:

	Years ended December 31
	2006		2005		2004

Property claims
- Canadian operations	C$	1,000	C$	500	C$	500
- U.S. operations		$500		$500		$500

Casualty claims
- Canadian operations	C$	2,500	C$	2,500	C$	2,500
- U.S. operations		$1,000		$1,000		$1,000

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

8.    Underwriting policy and reinsurance ceded (continued):

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss other than catastrophe risks in Hawaii as follows:

	Years ended December 31
	2006		2005		2004

Canada
- Retained loss	C$	5,000	C$	5,000	C$	5,000
- Maximum coverage	C$	145,000	C$	145,000	C$	45,000

United States
- Retained loss		$5,000		$2,000		$5,000
- Maximum coverage		$20,000		$18,000		$45,000

On October 31, 2005, the Company acquired Zephyr Insurance Inc. (“Zephyr”) in Hawaii. Zephyr is protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program Zephyr retains up to $7,540,000 in net losses subject to a maximum cover of $1,000,000,000.

During 2004, the Company entered into two quota-share contracts. The Company did not renew the quota share reinsurance treaties upon their expiry on April 1, 2005.

The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Net premiums earned	$127,274	$123,715	$213,135

Claims incurred	39,256	90,506	152,187

Commissions and premium taxes	29,018	34,498	54,435

The amount of assumed premiums written was $86,211,000, $141,799,000 and $232,431,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The amount of assumed premiums earned was $93,091,000, $142,831,000 and $235,054,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

9.    Income taxes:

(a)    The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2006	2005	2004

Provision for taxes at Canadian statutory marginal income tax rate	$50,515	$55,750	$40,589

Non-taxable investment income	(398)	(1,812)	(1,117)

Foreign operations subject to different tax rates	(33,892)	(34,218)	(28,493)

Change in tax rates and other	320	(381)	380

Provision for income taxes	$16,545	$19,339	$11,359

(b)    The components of future income tax balances are as follows:

	2006	2005

Future income tax assets:
Losses carried forward	$33,398	$10,924
Unpaid claims and unearned premiums	32,090	30,037
Investments	8,526	10,276
Share issue expenses	430	1,298
Contingent commission accruals	5,510	12,358
Other	39,631	5,565
Valuation allowance	(498)	(500)

Future income tax assets	119,087	69,958

Future income tax liabilities:
Deferred policy acquisition costs	(39,313)	(7,943)
Investments	(525)	(791)
Guaranteed payments	(2,572)	(2,238)
Other	(1,465)	(1,047)

Future income tax liabilities	(43,875)	(12,019)

Net future income tax assets	$75,212	$57,939

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

9.    Income taxes (continued):

(c)    Amounts and expiration dates of the operating loss carryforwards are as follows:

Year of net operating loss	Expiration date	Net operating loss

U.S. operations:
1995	2010	$546
1997	2012	1,284
2000	2020	710
2001	2021	14,936
2002	2022	4,405
2003	2023	891
2004	2024	207
2005	2025	282
2006	2026	74,971

(d)   The Company established valuation allowances of $498,000 and $500,000 for its gross future tax assets at December 31, 2006 and 2005, respectively. Based on the Company’s expectations of adjusted taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the gross future tax assets, with the exception of its net operating losses. The valuation allowances are a result of the potential inability to utilize net operating losses before expiration.

10.    Unpaid claims:

(a)    Nature of unpaid claims:

The establishment of the estimated provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.    Unpaid claims (continued):

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claim departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short tail claims such as property claims, tend to be more reasonably predictable than long tail claims, such as general liability and automobile accident benefit claims that are less predictable.

Consequently, the process of establishing the estimated provision for unpaid claims is complex and imprecise as it relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b)    Provision for unpaid claims:

The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2006, 2005 and 2004 were as follows:

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.    Unpaid claims (continued):

	2006	2005	2004

Unpaid claims - beginning of year - net	$1,662,551	$1,463,280	$1,188,610

Provision for claims occurring:
In the current year	1,193,288	1,217,952	1,220,604
In prior years	64,329	24,233	53,196
Claims paid during the year relating to:
The current year	(409,236)	(424,997)	(446,230)
The prior years	(745,286)	(674,373)	(582,869))

Claims transferred on expiry of quota share agreement	-	33,788	-

Currency translation adjustment	(2,714)	22,668	29,969

Unpaid claims - end of year - net	1,762,932	1,662,551	1,463,280

Reinsurers’ and other insurers’share of unpaid claims	176,431	181,660	225,945

Unpaid claims - end of year	$1,939,363	$1,844,211	$1,689,225

The results for the years ended December 31, 2006, 2005 and 2004 were adversely affected by the evaluation of unpaid claims related to prior years. In 2004, unfavourable development on unpaid claims came primarily from Alberta non-standard automobile claims and long-haul trucking claims in the U.S. from terminated programs, in 2005, primarily from a terminated trucking program and Alberta non-standard automobile claims and in 2006, primarily from long-haul trucking claims in the U.S. and from allocated loss adjustment expenses on contractor property claims in the U.S.

Canadian Operations

The Canadian operations reported favourable reserve development of $11.1 millioin in the 2006 compared to unfavourable reserve development of $2.1 million in 2005. Alberta and Ontario Trucking business contributed $2.1 million of prior years’ claims development compared to $4.7 million in 2005 and $6.9 million in 2004. Alberta non-standard automobile contributed $5.2 million of favourable development in 2006 compared to $12.6 million and $15.7 million of unfavourable development in 2005 and 2004, respectively.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.    Unpaid claims (continued):

U.S. Operations

The U.S. operations reported unfavourable reserve development of $75.4 million in 2006 compared to $22.2 million in 2005. We previously outsourced the claims settlement and case reserving process for the U.S. program business. Over the last few years we have made a concerted effort to bring most of these arrangements in-house and have significantly increased our internal resources as part of this focused initiative. As part of these initiatives we have, over this period of time, completed a comprehensive review of all claim reserves previously handled by third parties. This review process identified several areas where the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves. Trucking business contributed $59.3 million of the prior years’ claims development in 2006, compared to $29.5 million in 2005 and $23.8 million in 2004. Property & liability business contributed $13.5 million of the prior years’ claims development in 2006, compared to $17.4 million in 2005 and favourable development of $7.1 million in 2004. Allocated loss adjustment expenses on contractor’s claims in the property & liability segment contributed $19.6 million in prior years’ claims development. In 2006 which was offset by favourable development on other property business.

(c)    Ranges of unpaid claims:

The Company’s policy is, to the extent that management’s estimates of gross reserve levels at our individual insurance subsidiaries are less than the point estimates recommended by their independent appointed actuary, those gross reserve levels will be increased to levels that are no less than the point estimate recommended by the independent appointed actuary. The ranges of provision for gross unpaid claims for our U.S. and Canadian operations estimated by our independent actuary and the actual carried provision for unpaid claims were as follows:

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

10.    Unpaid claims (continued):

As of December 31, 2006	Low	High	Carried
U.S. Operations	$990,991	$1,274,850	$1,138,407
Canadian Operations	684,189	915,267	800,956
Total	$1,675,180	$2,190,117	$1,939,363

As of December 31, 2005	Low	High	Carried
U.S. Operations	$992,920	$1,211,515	$1,084,843
Canadian Operations			759,368
Total			$1,844,211

For 2005 in Canada, the independent appointed actuary developed a point estimate only in accordance with actuarial standards.

(d)   The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

11.    Acquisitions:

(a)    Hamilton:

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. (“Hamilton”). All consideration was payable in cash, part of which was paid at closing, with the remaining payments based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration paid during the year ended December 31, 2004 was $2,013,750. No contingent consideration based on earnings was paid.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

11.    Acquisitions (continued):

(b)	Zephyr:

On October 31, 2005, the Company acquired 100% of the voting shares of HI Holdings Inc. for an estimated $25,000,000, and preliminary goodwill of $4,326,000. During 2006 the final purchase price was agreed with the sellers at $24,629,000, and goodwill of $4,494,000 was determined for this acquisition.

The transaction includes HI’s wholly owned subsidiary, Zephyr Insurance Company Inc. whose primary business is residential hurricane insurance. The earnings of HI Holdings have been included in the statement of operations from November 1, 2005.

HI Holdings, at the time of acquisition had total assets of approximately $71,113,000 (excluding goodwill) consisting primarily of marketable securities and total liabilities of approximately $51,541,000

(c)    Robert Plan Corporation (“RPC”):

In 2006, the Company entered into an agreement with The Robert Plan Corporation (RPC) whereby the Company acquired the renewal rights of RPC’s assigned risk business. As part of these arrangements, RPC has been given the authority to market the assigned risk programs on behalf of the Company and the Company has assumed certain operating functions related to this business. RPC has also been granted an option for a limited period of time to repurchase these rights and acquire these operations functions from the Company. The Company recognized an intangible asset of $20,600,000 relating to this acquisition and amortization of $1,030,000 was recorded in 2006. The Company determined that the intangible asset has a definite life and will amortize it to income on a straight line basis over its defined useful life currently estimated at 10 years.

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

The segmented information for December 31, 2006 is summarized as follows:

			Corporate
	Canada	United States	and Other	Total
Gross premiums written	$590,766	$1,341,984	$-	$1,932,750
Net premiums earned	562,444	1,204,053	-	1,766,497
Investment income (loss)	53,026	68,448	(603)	120,871
Net realized gains	16,244	12,743	-	28,987
Interest expense	-	23,086	7,161	30,247
Amortization of capital assets	1,289	3,332	1,625	6,246
Amortization of intangible assets	-	1,030	-	1,030
Net income tax expense (recovery)	22,595	(15,410)	9,360	16,545
Net income (loss)	69,026	62,721	(8,438)	123,309

Capital assets	$49,055	$55,915	$3,179	$108,149
Goodwill and intangible assets	7,887	82,963	-	90,850
Total assets	1,508,561	2,507,123	32,654	4,048,338

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

12.    Segmented information (continued)

The segmented information for December 31, 2005 is summarized as follows:

			Corporate
	Canada	United States	and Other	Total
Gross premiums written	$609,934	$1,284,726	$-	$1,894,660
Net premiums earned	582,491	1,209,452	-	1,791,943
Investment income (loss)	40,595	54,129	(1,689)	93,035
Net realized gains (losses)	23,864	14,406	(31)	38,239
Interest expense	-	19,329	6,592	25,921
Amortization of capital assets	1,007	4,113	1,058	6,178
Amortization of intangible assets	-	795	-	795
Net income tax expense (recovery)	22,389	(5,805)	2,755	19,339
Net income (loss)	65,579	81,553	(12,124)	135,008

Capital assets	$21,967	$45,158	$4,483	$71,608
Goodwill and intangible assets	7,903	63,227	-	71,130
Total assets	1,392,469	2,374,081	28,644	3,795,194

The segmented information for December 31, 2004 is summarized below:

			Corporate
	Canada	United States	and Other	Total
Gross premiums written	$583,515	$1,418,291	$-	$2,001,806
Net premiums earned	501,914	1,276,460	-	1,778,374
Investment income (loss)	31,694	42,984	(412)	74,266
Net realized gains	6,629	13,750	13	20,392
Interest expense	-	15,166	6,005	21,171
Amortization of capital assets	783	5,140	924	6,847
Amortization of intangible assets	-	530	-	530
Net income tax expense (recovery)	11,335	(2,920)	2,944	11,359
Net income (loss)	32,770	73,769	(5,525)	101,014

Capital assets	$12,521	$43,332	$2,663	$58,516
Goodwill and intangible assets	7,647	59,673	-	67,320
Total assets	1,240,329	2,250,479	28,584	3,519,392

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

12.    Segmented information (continued):

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2006	2005	2004
Business Line
Personal Lines:
Non-Standard Auto	26%	29%	35%
Standard Auto	6%	7%	6%
Motorcycle	3%	3%	2%
Property (including Liability)	6%	3%	2%
Other Specialty Lines	2%	2%	2%
Total Personal Lines	43%	44%	47%

Commercial Lines:
Trucking	33%	31%	29%
Commercial Auto	14%	12%	12%
Property (including Liability)	7%	10%	10%
Other Specialty Lines	3%	3%	2%
Total Commercial Lines	57%	56%	53%

Total Gross Premiums Written	100%	100%	100%

	2006	2005	2004

Geographical Area
United States:
California	14%	14%	14%
Illinois	10%	11%	10%
Florida	9%	10%	10%
Texas	6%	6%	8%
New Jersey	3%	3%	3%
New York	4%	1%	2%
Hawaii	3%	1%	2%
Other	20%	22%	22%
Total United States	69%	68%	71%

Canada:
Ontario	19%	20%	17%
Alberta	4%	5%	5%
Quebec	6%	5%	5%
Other	2%	2%	2%
Total Canada	31%	32%	29%

Total Gross Premiums Written	100%	100%	100%

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

13.    Indebtedness:

(a)    Bank indebtedness:

On March 5, 2004, the Company entered into a C$150 million revolving credit facility with a syndicate of three banks. In December 2004 the facility was extended for a further 364 days and matured on March 3, 2006. The facility bore interest at a floating rate based on the type of loan and the Company’s senior unsecured debt rating. The amount outstanding under this facility as at December 31, 2005 was $11,178,000, with an effective interest rate of approximately 5%.

On February 15, 2006, the Company entered into a C$150 million 364 day revolving credit facility with a syndicate of two banks that replaced the above facility. Depending on the type of loan, the facility bore interest at a floating rate based on the Company’s senior unsecured debt rating. This facility was replaced on June 23, 2006.

On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the above C$150 million 364 day revolving credit facility and contains similar terms, conditions and financial covenants. The amounts outstanding under this facility as at December 31, 2006 were $51,607,000 with an effective interest rate of 5.7%.

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

On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009.In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $9,375,000, $9,375,000 for 2005 and $4,818,000 for 2004.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

13.    Indebtedness (continued):

 (c)   Subordinated indebtedness:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $8,479,000, $6,702,000 for 2005 and $4,947,000 for 2004.

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

Kingsway America Inc., a U.S. subsidiary has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during the year was $4,881,000 and $2,061,000 for 2005.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

13.    Indebtedness (continued):

(e)    Contractual obligations:

The table below provides a breakdown of contractual obligations as described above in items (a) - (d) and note 15(f) as follows:

Payments Due by Period
	2006	2005
Bank indebtedness	$52,149	$11,767
Construction contracts (note 15(f))	9,595	-
Senior unsecured debentures	191,930	192,068
Subordinated indebtedness	90,550	90,500
Loan payable	66,222	66,222
Total	$410,446	$360,557

14.	Variable interest entities:

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

Statutory policyholders’ capital and surplus of the Company’s insurance subsidiaries was $1,070.7 million and $977.5 million at December 31, 2006 and 2005, respectively.

The Company’s subsidiaries are subject to certain requirements and restrictions under applicable state and provincial insurance legislation including minimum asset requirements and dividend restrictions. At December 31, 2006, under the various insurance regulatory restrictions, the Company’s insurance and reinsurance subsidiaries have an aggregate dividend capacity of $515.9 million (2005 - $403.5 million).

(c)    Letters of Credit:

On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2006 and 2005 the letter of credit facility utilization was $272.3 million and $227.3 million, respectively.

Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2006 and 2005, the amount of pledged securities was $25.8 million and $39.4 million, respectively.

(d)    Charitable donations:

In 2004 the Company agreed to make a gift contribution of C$3 million to the Trillium Health Centre Foundation to be payable in equal instalments over the period of six years beginning in 2005. This contribution is being used to operate the Kingsway Financial Spine Centre in Mississauga, Ontario and is expensed as paid.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

15.    Commitments and contingent liabilities (continued):

(e)    Guarantee:

The Company provided a guarantee for the payment of principal and interest for a non-controlled affiliated entity which entered into a cross-currency swap transaction July 14, 2005 in conjunction with the Kingsway Linked Return of Capital Trust transaction described in note 13 (d) whereby the affiliate swapped fixed Canadian dollar payments for fixed U.S. dollar payments. The guarantee extends until the swap agreement terminates on June 30, 2015.

(f)    Property:

In 2005, the Company acquired a real estate property to construct a new corporate head office. The cost of this project is estimated to be approximately C$40 million. The outstanding commitments related to this project were $9,595,000 at December 31, 2006.

16.    Securitization transaction:

During the year one of the Company’s U.S. subsidiaries entered into a five year revolving securitization agreement to transfer its premium finance receivables to a third party Trust. The premium finance receivables are generally for a six month term corresponding to the underlying insurance policy issued by the U.S. subsidiary. The Company sold finance premium receivables of $16.0 million to the Trust, recorded an associated retained interest in the discounted cash flows from the cash reserve deposit maintained with the Trust and established a liability for future servicing costs. The effect of this off-balance sheet arrangement is to remove the related premium finance receivable asset from the balance sheet.

17.    Fair value disclosure:

The fair value of financial assets and liabilities, other than investments (note 3) and unpaid claims (note 10) approximate their carrying amounts.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

18.    Subsequent events:

(a)    Sale of property:

On December 21, 2006, the Company signed an agreement for the sale of the existing head office building located at 5310 Explorer Drive, Mississauga, Ontario, in the amount of $10,150,000 with a closing date of February 28, 2007.

(b)   Business acquisition:

On January 24, 2007, the Company reached a definitive agreement to acquire Mendota Insurance Company, a wholly owned subsidiary of The St. Paul Travelers Companies. The transaction also includes Mendakota Insurance and Mendota Insurance Agency, Inc. wholly owned subsidiaries of Mendota Insurance Company. The acquisition is subject to regulatory approvals.

Mendota is non-standard automobile insurer headquartered in St. Paul, Minnesota, and licensed to write business in 43 states, through a network of approximately 6,000 independent agency locations.

19.    Reconciliation of Canadian and United States Generally Accepted Accounting Principles:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below:

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

19.    Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2006	2005	2004
Net income based on Canadian GAAP	$123,309	$135,008	$101,014
Impact on net income of U.S. GAAP adjustments, net of tax:
Deferred start-up costs (a)	-	-	671

Net income based on U.S. GAAP *	$123,309	$135,008	$101,685

Other comprehensive income adjustments:
Change in unrealized gain on investments classified as available for sale (b)	8,271	(43,131)	20,092
Change in fair value of interest rate swaps (c)	-	-	1,182
Less: related future income taxes	(1,194)	(6,165)	6,973

Other comprehensive income adjustments	9,465	(36,966)	14,301
Currency translation adjustments in the period (d)	(2,947)	8,238	8,467
Other comprehensive income (loss)	6,518	(28,728)	22,768

Total comprehensive income	$129,827	$106,280	$124,453

*Basic earnings per share based on U.S. GAAP net income	$2.19	$2.39	$1.81

*Diluted earnings per share based on U.S. GAAP net income	$2.17	$2.37	$1.80

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2006	2005
Shareholders' equity based on Canadian GAAP	$900,962	$804,715
Other comprehensive income	16,080	6,615
Cumulative net income impact:
Other	(821)	(821)

Shareholders' equity based on U.S. GAAP	$916,221	$810,509

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

19.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

U.S. GAAP requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company's consolidated balance sheet. Comprehensive income, which incorporates net income, includes all changes in equity during a period, except those resulting from investments by, and distributions to, owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP with respect to the presentation of comprehensive income. Effective January 1, 2007 Canadian GAAP will conform with U.S. GAAP in this area. Total cumulative other comprehensive income amounted to $23,091,000 and $16,573,000 as at December 31, 2006 and 2005, respectively.

(a)    Deferred start-up costs:

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred. These costs were fully amortized as at December 31, 2004.

            (b)  Portfolio investments:

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

19.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued):

 (c)  Accounting for Derivative Instruments and Hedging Activities:

U.S. GAAP requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company purchased interest rate swap contracts that were designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The interest rate swaps matured in March, 2004. The terms of the swaps matched those of the unsecured credit facility, and were entered into to minimize the Company's exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income. Canadian GAAP will change on January 1, 2007 to conform with U.S. GAAP with respect to this item.

(d)  Currency translation adjustments:

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

(e) Future accounting pronouncements:

In June 2006, the U.S. Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Company will implement this standard effective January 1, 2007. The impact of this standard has not yet been determined.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

20.    Supplemental Condensed Consolidating Financial Information:

In 2004, Kingsway America Inc. (KAI) issued senior notes which are fully and unconditionally guaranteed by the Company. The following is condensed consolidating financial information for the Company as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004, with a separate column for each of KAI as Issuer, the Company (“KFSI”) as Guarantor and the other businesses of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company and KAI carry their investments under the equity method.

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2006

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,766,497	$-	$1,766,497
Investment related income	(603)	3,746	146,715	-	149,858
Management fees	70,439	13,464	-	(83,903)	-
	69,836	17,210	1,913,212	(83,903)	1,916,355

Expenses:
Claims incurred	-	-	1,255,770	(21,245)	1,234,525
Commissions and premium taxes	(391)	-	328,834	-	328,443
Other expenses	62,143	23,338	160,463	(62,658)	183,286
Interest expense	7,161	22,870	216	-	30,247
	68,913	46,208	1,745,283	(83,903)	1,776,501

Income before income taxes	923	(28,998)	167,929	-	139,854
Income taxes	9,360	(9,854)	17,039	-	16,545
Equity in undistributed net income of subsidiaries	131,746	(13,543)	-	(118,203)	-
Net income	$123,309	$(32,687)	$150,890	$(118,203)	$123,309

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2005

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,791,943	$-	$1,791,943
Investment related income	(1,720)	4,400	128,594	-	131,274
Management fees	56,945	8,988	-	(65,933)	-
	55,225	13,388	1,920,537	(65,933)	1,923,217

Expenses:
Claims incurred	-	-	1,241,202	(16,696)	1,224,506
Commissions and premium taxes	-	-	361,875	-	361,875
Other expenses	52,716	13,511	139,578	(49,237)	156,568
Interest expense	6,591	18,671	659	-	25,921
	59,307	32,182	1,743,314	(65,933)	1,768,870

Income before income taxes	(4,082)	(18,794)	177,223	-	154,347
Income taxes	2,755	(6,743)	23,327	-	19,339
Equity in undistributed net income of subsidiaries	141,845	(319)	-	(141,526)	-
Net income	$135,008	$(12,370)	$153,896	$(141,526)	$135,008

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2004

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,778,374	$-	$1,778,374
Investment related income	(399)	3,086	91,971	-	94,658
Management fees	41,709	7,081	-	(48,790)	-
	41,310	10,167	1,870,345	(48,790)	1,873,032

Expenses:
Claims incurred	-	-	1,272,483	(12,390)	1,260,093
Commissions and premium taxes	-	-	330,769	-	330,769
Other expenses	37,886	12,124	135,016	(36,400)	148,626
Interest expense	6,005	13,550	1,616	-	21,171
	43,891	25,674	1,739,884	(48,790)	1,760,659

Income before income taxes	(2,581)	(15,507)	130,461	-	112,373
Income taxes	2,944	(5,461)	13,876	-	11,359
Equity in undistributed net income of subsidiaries	106,539	3,383	-	(109,922)	-
Net income	$101,014	$(6,663)	$116,585	$(109,922)	$101,014

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheet
As at December 31, 2006

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non- Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$985,924	$400,807	$118,485	$(1,505,216)	$-
Cash	3,475	3,204	123,027	-	129,706
Investments	99	-	2,928,991	-	2,929,090
Goodwill and other intangible assets	-	-	82,235	8,615	90,850
Other assets	23,756	51,027	2,478,852	(1,654,943)	898,692
	$1,013,254	$455,038	$5,731,590	$(3,151,544)	$4,048,338

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$32,609	$66,222	$19,540	$-	$118,371
Other liabilities	12,753	22,168	89,312	527	124,760
Unearned premiums	-	-	1,115,314	(432,862)	682,452
Unpaid claims	-	-	3,132,423	(1,193,060)	1,939,363
Senior unsecured debentures	66,930	125,000	-	-	191,930
Subordinated indebtedness	-	90,500	-	-	90,500
	112,292	303,890	4,356,589	(1,625,395)	3,147,376

Shareholders’ equity:
Share capital	328,473	192,391	1,174,609	(1,367,000)	328,473
Contributed surplus	5,352	-	-	-	5,352
Currency translation adjustment	7,011	-	41,935	(41,935)	7,011
Retained earnings	560,126	(41,243)	158,457	(117,214)	560,126
	900,962	151,148	1,375,001	(1,526,149)	900,962
	$1,013,254	$455,038	$5,731,590	$(3,151,544)	$4,048,338

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheet
As at December 31, 2005

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non- Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$864,800	$380,764	$159,545	$(1,405,109)	$-
Cash	2,831	9,597	98,606	-	111,034
Investments	191	2,967	2,800,632	-	2,803,790
Goodwill and other intangible assets	-	-	62,497	8,633	71,130
Other assets	19,666	43,250	2,254,733	(1,508,409)	809,240
	$887,488	$436,578	$5,376,013	$(2,904,885)	$3,795,194

Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$11,178	$66,222	$589	$-	$77,989
Other liabilities	4,527	19,563	114,451	(2,058)	136,483
Unearned premiums	-	-	1,059,190	(409,962)	649,228
Unpaid claims	-	-	2,931,723	(1,087,512)	1,844,211
Senior unsecured debentures	67,068	125,000	-	-	192,068
Subordinated indebtedness	-	90,500	-	-	90,500
	82,773	301,285	4,105,953	(1,499,532)	2,990,479

Shareholders’ equity:
Share capital	331,470	157,391	1,132,861	(1,290,252)	331,470
Contributed surplus	3,237	-	-	-	3,237
Currency translation adjustment	9,958	-	45,101	(45,101)	9,958
Retained earnings	460,050	(22,098)	92,098	(70,000)	460,050
	804,715	135,293	1,270,060	(1,405,353)	804,715
	$887,488	$436,578	$5,376,013	$(2,904,885)	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2006

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non- Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$123,309	$(32,687)	$150,891	$(118,204)	$123,309
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(131,747)	13,543	-	118,204	-
Other	6,593	(4,503)	41,829	-	43,919
	(1,845)	(23,647)	192,720	-	167,228

Financing activities:
Increase in share capital, net	3,005	35,000	-	(35,000)	3,005
Repurchase of common shares for cancellation	(16,246)	-	-	-	(16,246)
Common share dividend	(12,988)	-	-	-	(12,988)
Increase/(decrease) in bank indebtedness	21,891	-	18,954	-	40,845
Increase in senior unsecured indebtedness	-	-	-	-	-
Increase in subordinated indebtedness	-	-	-	-	-
	(4,338)	35,000	18,954	(35,000)	14,616

Investing activities:
Purchase of investments	(307)	-	(3,279,678)	-	(3,279,985)
Proceeds from sale of investments	406	2,983	3,160,826	-	3,164,215
Acquisitions	7,023	(943)	(21,472)	(7,023)	(22,415)
Other	(295)	(19,786)	(46,929)	42,023	(24,987)
	6,827	(17,746)	(187,253)	35,000	(163,172)

Increase (decrease) in cash during the year	644	(6,393)	24,421	-	18,672
Cash, beginning of year	2,831	9,597	98,606	-	111,034
Cash, end of year	$3,475	$3,204	$123,027	$-	$129,706

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2005

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non- Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$135,008	$(12,370)	$153,896	$(141,526)	$135,008
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(141,845)	319	-	141,526	-
Other	11,390	(1,506)	128,855	-	138,739
	4,553	(13,557)	282,751	-	273,747

Financing activities:
Increase in share capital, net	2,926	(20,283)	-	20,283	2,926
Common share dividend	(9,426)	-	-	-	(9,426)
Increase/(decrease) in bank indebtedness	(28,532)	66,222	(20,312)	-	17,378
Increase in senior unsecured indebtedness	-	-	-	-	-
Increase in subordinated indebtedness	-	-	-	-	-
	(35,032)	45,939	(20,312)	20,283	10,878

Investing activities:
Purchase of investments	(9,053)	(24,436)	(2,556,529)	-	(2,590,018)
Proceeds from sale of investments	9,177	21,682	2,325,722	-	2,356,581
Acquisitions	32,058	(23,934)	12,042	(32,058)	(11,892)
Other	(2,807)	2,032	(26,365)	11,775	(15,365)
	29,375	(24,656)	(245,130)	(20,283)	(260,694)

Increase (decrease) in cash during the year	(1,104)	7,726	17,309	-	23,931
Cash, beginning of year	3,935	1,871	81,297	-	87,103
Cash, end of year	$2,831	$9,597	$98,606	$-	$111,034

KINGSWAY FINANCIAL SERVICES INC.
Notes to Consolidated Financial Statements

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2004

	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the ”Guarantor”)	(the “Issuer”)	(the “Non- Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$101,014	$(6,663)	$116,585	$(109,922)	$101,014
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(106,539)	(3,383)	-	109,922	-
Other	6,351	(8,796)	304,052	(10,961)	290,646
	826	(18,842)	420,637	(10,961)	391,660
Financing activities:
Increase in share capital, net	2,434	(88,367)	54,313	34,054	2,434
Common share dividend	-	-	-	-	-
Increase/(decrease) in bank indebtedness	23,709	-	(86,753)	-	(63,044)
Increase in senior unsecured indebtedness	-	125,000	-	-	125,000
Increase in subordinated indebtedness	-	-	-	-	-
	26,143	36,633	(32,440)	34,054	64,390
Investing activities:
Purchase of investments	(13,995)	-	(2,394,411)	-	(2,408,406)
Proceeds from sale of investments	15,482	-	1,943,801	-	1,959,283
Other	(42,812)	(20,199)	55,697	(23,093)	(30,407)
	(41,325)	(20,199)	(394,913)	(23,093)	(479,530)

Increase (decrease) in cash during the year	(14,356)	(2,408)	(6,716)	-	(23,480)
Cash, beginning of year	18,291	4,279	88,013	-	110,583
Cash, end of year	$3,935	$1,871	$81,297	$-	$87,103

Document No. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS
    The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in the annual report. The commentary is current as of March 8, 2007. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 19 of the consolidated financial statements provides a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov, which can also be accessed from our website www.kingsway-financial.com. The annual report, including the following discussion, contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of several factors, including those set forth under the section entitled “Risk Factors” beginning on page 47 and elsewhere in the annual report.

    From time to time, we make written and oral forward-looking statements, in the annual report, in other filings with Canadian regulators or the SEC and in other communications. Forward-looking statements include, among others, statements regarding the Company’s objectives and strategies to achieve them. Forward-looking statements are typically identified by words such as “believe”, “expect”, “may” and “could”. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of factors that could cause such differences are discussed under the section of the annual report entitled “Risk Factors” and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled “Risk Factors” may not be exhaustive of all possible factors, and other factors could also adversely affect the Company’s results.

    All such factors should be considered carefully when making decisions with respect to the Company, and undue reliance should not be placed on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements written or oral, that may be made from time to time by or on its behalf.

    All of the dollar amounts in the annual report are expressed in U.S. dollars, except where otherwise indicated. References to “dollars” or “$” are to U.S. dollars and any references to “C$” are to Canadian dollars. As presented in the annual report, our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 86 of the Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings information which is calculated as net income excluding after-tax net realized gains and losses on investments. A reconciliation of net income to operating earnings is presented in the table below.

Reconciliation of net income to net operating income
(In thousands of dollars)	2006	2005	2004
Net income, as reported	$123,309	$135,008	$101,014
Net realized gains before taxes, as reported	28,987	38,239	20,392
Tax effect on net realized gains	5,614	9,589	3,669
Net realized gains after tax	23,373	28,650	16,723
Net operating income	$99,936	$106,358	$84,291

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

Overview

Our Company

Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers (also referred to as ‘non-standard’ automobile). We are one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data which we have compiled. We are also the largest writer of motorcycle insurance in Canada and the largest writer of taxi cab insurance in Chicago, Illinois and Las Vegas, Nevada.

    We provide trucking coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout Canada and the United States. Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and usually pay higher insurance rates for comparable coverage. We are the leading provider of non-standard automobile insurance in Canada and have a prominent position in several U.S. markets in which we currently operate, such as Illinois and Florida. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

    We also provide motorcycle insurance, specialized commercial and personal property coverages and other specialty coverages, such as customs, bail and surety bonds. For the year ended December 31, 2006, we derived 33% of our gross premiums written from trucking insurance, 26% from non-standard auto, 13% from commercial and personal property coverages, 14% from commercial automobile, 6% from standard automobile, 3% from motorcycle and 5% from other specialty lines. During the year ended December 31, 2006, we generated 69% of our gross premiums written from the United States and 31% from Canada.

    Kingsway Financial is the holding company for all of our subsidiaries and Kingsway America is the holding company for all of our U.S. operating subsidiaries. We operate our business through our insurance subsidiaries which include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company, Inc. and Avalon Risk Management, Inc. in the United States. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados.

In early 2007, we entered into an agreement to acquire, pending regulatory approval, Mendota Insurance Company and its subsidiary companies. Mendota is a dedicated non-standard insurance provider and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.

    Our return on equity averaged 15.3% for the five fiscal years from 2002 to 2006, and for the year ended December 31, 2006, was 14.5% compared to 18.4% in 2005. During the year ended December 31, 2006, shareholders’ equity increased 12% to $901.0 million, and as of December 31, 2006, we had total assets of $4.05 billion. Our book value per share increased by 13% to $16.12 in 2006 and has increased at a compound annual growth rate of 18% for the five year period to the end of 2006.

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

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that consistently delivering an underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We have reported an underwriting profit in 14 years out of 17 since the Company’s first full year of operations in 1990 and in four of the last five years. Management’s incentive compensation is directly linked to our combined ratio and our return on equity objectives.

    In recent years, the North American property and casualty insurance market, including the trucking and non-standard automobile markets, has been less price competitive than in the late 1990’s. Many insurers significantly reduced premium rates in the late 1990’s due to higher investment returns and an over-capitalization of the industry which subsequently led to poor underwriting results in 2001 and 2002, investment impairments and an erosion of capital. As a result, premium rates began to riseand the industry posted improved underwriting results for 2003 and 2004. However, in 2005 the industry began to soften and this continued into 2006 as the growth in capital in the industry exceeded the growth in premium revenues.

    The softening market described in the paragraph above followed the very strong industry results in 2003 and 2004. Following this very profitable period, certain automobile markets experienced increased competition and pressure from governments to reduce premium rates in 2005. 2005 was also a year in which there was significant storm activity in the southern United States leading to a substantial loss of capital by reinsurers. As a result, in late 2005 and 2006 reinsurance rates increased significantly and reinsurers were more selective in their willingness to provide coverage, particularly in those regions which were impacted by these storms.

    As in 2005, in 2006 insurance markets have experienced increased competition due to improved profitability and greater capitalization, forcing premium rates down. Also, in the early part of 2006, interest rates increased slightly in Canada and the United States but remained unchanged for the remainder of the year. Storm activity in 2006 was significantly less than in 2004 and 2005, resulting in improved profitability for reinsurers. However, reinsurance costs remain high as the shortage of reinsurance capital and rating agency requirements for increased capital to maintain ratings continues. As a result of these trends, we expect that 2007, like 2006 and 2005, will be a year of good profitability, slow premium growth and high reinsurance costs for insurance companies both in the United States and Canada.

    We believe insurance companies which have traditionally relied extensively on reinsurance capacity to support their premium levels are finding this environment particularly challenging. We believe that the combination of these and other factors will lead to a modest deterioration in underwriting results for the property and casualty industry in 2007 which will be partially offset by increased investment income.

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
We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated willingness to increase pricing or reduce or increase premium volumes based on market conditions. Over the five year period ended December 31, 2006, our combined ratio averaged 99.0% and for the year ended December 31, 2006 was 98.8%.

    We seek to identify market segments where we believe competition is more limited, presenting the potential for above average underwriting results. We operate through a network of regionally based operating subsidiaries. Our decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.

    We rely on our detailed understanding of our regional markets to take advantage of favourable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and to increase the distribution of our core products in existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus.

• An extensive network of independent agents and program managers focused on specialty markets.
We are committed to our distribution network of independent agents, program managers and brokers.

    We continually strive to provide the highest level of service to our agents, program managers and brokers and to build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and enhance product mix.

• Rigorous industry leading program management capabilities.
Our program management begins with a thorough due diligence review of agents’ operations and understanding of their historical results. This review is performed by a team of individuals with extensive underwriting, actuarial and claims management expertise.

    We maintain strict control over programs by limiting the claims authority granted to agents and structuring the agents agreements so that we have all pricing and reinsurance authority. Our program managers have the opportunity to significantly increase their compensation through commission incentives which are strictly tied to underwriting profit on their program.

    Each program manager is subject to regular and vigorous audits to ensure disciplined underwriting and claims processes are in place and being followed in accordance with the agreement.

• Strong claims operations tailored to local markets.
We seek to protect our business through diligent claims management. Our claims are managed by experienced personnel located in our regional operating subsidiaries and by selected program managers. We maintain a culture of rigorously investigating claims, promptly paying legitimate claims, preventing fraud and litigating claims as necessary before final settlement.

• Shared corporate support function
Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control. We believe we can derive efficiencies and cost savings by sharing corporate support functions such as investment management, information systems development, purchasing of reinsurance, procurement and accommodation.

• Outstanding management
Each of our eleven operating subsidiaries is led by an experienced executive team with expertise in their chosen niche lines of business and extensive knowledge of their local markets. The average industry experience of the president of each subsidiary exceeds twenty years.

The operating subsidiaries are supported and guided by an executive management team at Kingsway Financial. The individuals on this team average more than 24 years of industry experience and are led by Bill Star, our President and Chief Executive Officer, who has over fifty years of industry experience.

Corporate Structure

Through our wholly owned subsidiaries in Canada and the United States, we are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in all states and the District of Columbia in the United States. We distribute our products through independent agents, program managers, and brokers.
We conduct operations through our subsidiaries to, among other things:

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

Revenues

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized investment gains. Our total revenue in 2006 was $1.92 billion, unchanged from 2005 and an increase of 2% over the $1.87 billion in 2004.

Premium Income
We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. We are one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data which we have compiled.

    In Canada, where we are the largest insurer of non-standard auto, our main competitor is Pembridge Insurance Company, a subsidiary of The Allstate Corporation. Our main Canadian competition for trucking is Markel Insurance Company, a subsidiary of Northbridge Financial Corporation.

    In our non-standard automobile lines in the United States, we primarily offer policies at the minimum prescribed limits in each state which are typically not greater than $40,000 per occurrence. As a result, we do not directly compete with the larger writers of this product, namely, Progressive, Allstate, State Farm and GEICO. Our primary competitors in this fragmented market are companies such as Bristol West Holdings Inc., Infinity Property and Casualty and Direct General Corporation. In trucking lines, our major competitors in the U.S. are Old  Republic General Group, Zurich Financial Services Group and Canal Insurance Company.

    We compete in both Canada and the United States with numerous smaller insurance companies in regional markets. Many of our larger competitors have greater financial and other resources than we do, have more favourable A.M. Best ratings and offer more diversified insurance coverages. In the fragmented non-standard automobile markets in the United States, however, many of our competitors are small companies with limited capital resources who generally have less favourable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital. We believe that recent reinsurance market conditions have led to a contraction of this capital support by reinsurers.

    Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters typically operate in standard lines of personal automobile and property insurance, where they have certain competitive advantages over agency underwriters. These advantages include increased name recognition obtained through extensive media advertising, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, reduced policy acquisition costs and increased customer retention.

    Our markets attract competition from time to time from new entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for growth or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or “soft” market conditions.

We believe that our ability to compete successfully in our industry will be based on our:

• ability to identify specialty markets which are more likely to produce an underwriting profit;
• disciplined underwriting approach;
• diversified product and geographic platforms;
• prudent claims management;
• cost containment and the economics of shared support functions; and
• services and competitive commissions we provide to our independent agents, program managers and brokers.

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

    We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 30 program managers in the United States and over 3,000 independent brokers across Canada. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that used by many automobile insurance companies.

    We focus on developing and maintaining strong relationships with our independent agents, program managers and brokers. We continually strive to provide excellent service in the local markets in which we operate, and communicate with them through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs.

    Our independent agents, program managers and brokers generally have the authority to bind policies on our behalf with respect to specified insurance coverages within our prescribed underwriting guidelines. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, we do not delegate authority to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments with our independent agents, program managers or brokers. Certain program managers have greater authority than our other independent agents and brokers. These program manager relationships are subject to a rigorous audit process to ensure that they adhere to our underwriting standards and claims handling procedures.

    We write automobile insurance primarily for the non-standard automobile and trucking markets. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages that we provide for individuals (‘personal lines’) include motorcycle, homeowners and selected specialty lines. Our commercial coverages include automobile (including taxis), trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 43% of our gross premiums written for the year ended December 31, 2006 and 57% were generated from our commercial lines.

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

    Our gross premiums written were $1.93 billion in 2006, compared to $1.89 billion in 2005. In 2006, we experienced a decrease of 3% in gross premiums written for our Canadian operations and an increase of 4% for our U.S. operations.

    The upper table on the following page sets forth our gross premiums written by line of business for the periods indicated.

We conduct our business in the United States and Canada. The lower table on the following page sets forth our gross premiums written by state and province for the periods indicated.

Non-Standard Automobile
Non-standard automobile insurance accounted for 26% and 29% of our gross premiums written for the years ended December 31, 2006 and 2005, respectively. Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

    Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer and service provider fraud. In addition, policy renewal rates tend to be low for non-standard automobile policies as policyholders often lapse their policies because of non-payment of premiums and subsequently reapply as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders and to react promptly to issue cancellation notices for non-payment of premiums to mitigate potential bad debt write-offs. However, these factors are mitigated to some extent by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage as insureds tend to purchase coverage at the minimum prescribed limits.

    The insuring of non-standard drivers is often transitory. When their driving records improve, insureds may qualify to obtain insurance in the standard market at lower premium rates. We often cancel our policies for non-payment of premium and, following a period of lapse in coverage, our insureds frequently return to purchase a new policy at a later date. As a result, our non-standard automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly instalment basis and we typically limit our risk of non-payment of premiums by requiring a deposit for future insurance premiums and the prepayment of subsequent instalments. In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools and assigned risk plans that provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario and Alberta, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

    We entered into a program management agreement with the Robert Plan Corporation to assume its non-standard automobile risks commencing January 1, 2006. Later in 2006 we acquired the renewal rights of the Robert Plan Corporation’s assigned risk business. In states where non-standard automobile risks are assigned to standard automobile insurance companies, we offer to assume these assigned risks from the standard insurer, through one of our subsidiaries, for a pre-agreed buy-out fee.

    In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Québec and Alberta, with Ontario being our largest market in 2006. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage with accident benefit insurance.

    In the United States, we write non-standard automobile insurance in various states, predominantly California, New York, Illinois, and Florida. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than $40,000 per occurrence.

    In early 2007, we entered into an agreement to acquire, pending regulatory approval, Mendota Insurance Company and its subsidiary companies. Mendota is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.

Gross premiums written by line of business
For the year ended December 31 (in millions of dollars, except for percentages)
	2006		2005
Non-Standard Automobile	$498.4	25.8%	$551.3	29.1%
Standard Automobile	108.5	5.6	130.0	6.9
Motorcycle	68.7	3.5	59.5	3.2
Property (including liability)	121.0	6.3	59.5	3.1
Other Specialty Lines	32.9	1.7	42.4	2.2
Total Personal	$829.5	42.9%	$842.7	44.5%

Trucking	$634.2	32.8%	$587.4	31.0%
Commercial Automobile	269.9	14.0	226.8	12.0
Property (including liability)	137.4	7.1	185.5	9.8
Other Specialty Lines	61.7	3.2	52.3	2.7
Total Commercial	$1,103.2	57.1%	$1,052.0	55.5%
Total Gross Premiums Written	$1,932.7	100.0%	$1,894.7	100.0%

Gross premiums written by state and province
For the year ended December 31 (in millions of dollars, except for percentages)
	2006		2005
California	$263.5	13.6%	$269.5	14.2%
Illinois	189.7	9.8	210.3	11.1
Florida	183.0	9.5	186.3	9.8
Texas	110.2	5.7	113.8	6.0
New York	88.1	4.6	27.3	1.4
Hawaii	66.3	3.4	9.2	0.5
New Jersey	49.4	2.5	50.0	2.7
Other	391.8	20.3	418.3	22.1
Total United States	$1,342.0	69.4%	$1,284.7	67.8%

Ontario	$372.6	19.3%	$381.4	20.1%
Québec	113.7	5.9	101.7	5.4
Alberta	70.6	3.7	94.0	5.0
Other	33.8	1.7	32.9	1.7
Total Canada	$590.7	30.6%	$610.0	32.2%
Total	$1,932.7	100.0%	$1,894.7	100.0%

Trucking
We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. In Canada, we may offer policies with limits of liability of up to C$10 million as many of our insured trucks travel throughout the U.S. and Canada. We then purchase reinsurance to limit our exposure for any one risk or occurrence to C$2.5 million. In the United States we do not offer primary liability policies for trucking liability in excess of $1.0 million per risk. Recent market conditions have allowed us to increase our prices and expand our relationships.

    In the year ended December 31, 2006, gross premiums written from trucking were $634.2 million compared to $587.4 million in 2005. Trucking insurance accounted for 33% and 31 % of our gross premiums written for the years ended December 31, 2006 and 2005, respectively.

Commercial Automobile
Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. We have a significant share of the taxi insurance market in Chicago, Illinois and Las Vegas, Nevada. In the year ended December 31, 2006, gross premiums written from commercial automobile increased by 19% to $269.9 million compared to $226.8 million in 2005.

Standard Automobile
Standard automobile insurance provides coverage for drivers of standard risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market for comparable coverages. However, the frequency and severity of accidents and other loss events are also typically lower. Our standard automobile business is written in Ontario and Alberta. In the year ended December 31, 2006, gross premiums written from standard automobile decreased by 17% to $108.5 million compared to $130.0 million in 2005.

Motorcycle
Motorcycle insurance consists primarily of liability, physical damage and personal injury insurance coverages. In Canada, we are the leading writer of motorcycle insurance, writing over 30% of the total market, and we write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We also write motorcycle insurance in the United States. In the year ended December 31, 2006, gross premiums written from motorcycle increased by 15% to $68.7 million compared to $59.5 million in 2005.

Property (including liability)
We write property (including liability) insurance for businesses and individuals in Canada and the United States. This business focuses primarily on insuring against damage to property and accidents that may occur on such property. Our commercial property and liability business consists of risks that are either difficult to place due to class, age, location or occupancy of the risk or are associated with risks within our core lines. These risks are characterized by high premiums and limited coverage. We generally limit our exposure on commercial property to no more than C$1.0 million in Canada and $0.5 million in the United States on any one risk.

    Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance.

    We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies. We believe these risks provide us with the opportunity to achieve attractive returns. In late 2005, we acquired Zephyr Insurance Company, Inc., a provider of residential wind insurance coverage in the state of Hawaii. Zephyr’s operating niche complements our core strategy of providing products and services to specific, defined segments of the insurance marketplace. Zephyr is protected by a reinsurance program further described in the reinsurance section of Management’s Discussion and Analysis.

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

Other Specialty Lines
Our other specialty lines include customs, bail and surety bonds written in both the United States and Canada. Customs bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada, as well as any penalties incurred due to late payment of the duties or administrative non-compliance. Such duties generally represent less than 5% of the face value of the imported goods. We also write contract payment and performance and other miscellaneous surety bonds as well as bail bonds in California.

Investments and Investment Income

Overview & Strategy
Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and to generate investment returns. We invest predominantly in corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and other interest-bearing instruments, and we consider our finance premium receivables to be a part of our investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control. Virtually all of our investments are managed by third party investment management firms and their performance is actively monitored by management and the Investment Committee of the Board of Directors.

    Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed income securities, we generally purchase securities with the expectation of holding them to their maturity.

Portfolio Composition
At December 31, 2006, we held cash and investments with a fair value of $3.09 billion and a carrying value of $3.06 billion, resulting in net unrealized gains of $26.5 million. We currently maintain and intend to maintain an investment portfolio comprised primarily of fixed income securities. Our insurance subsidiaries’ investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated investments, and our Canadian operations primarily invest in Canadian dollar denominated investments to mitigate their exposure to currency rate fluctuations.

    The table below summarizes the fair value of our investment portfolio, including cash and cash equivalents and premium finance receivables, at the dates indicated.
    The fair value of equity investments represented 13% of our investment portfolio at December 31, 2006 and 12% at December 31, 2005.

Fair value of investment portfolio
For the year ended December 31 (in millions of dollars)	2006	2005
Type of investment
Term deposits	$379.1	$381.7
Government bonds	333.2	427.8
Corporate debt securities	1,771.5	1,561.5
Subtotal	$2,483.8	$2,371.0
Common shares	$404.2	$363.9
Preferred shares	-	1.4
Finance premiums	67.5	85.7
Cash and cash equivalents	129.8	111.0
Total	$3,085.3	$2,933.0

    Investment results before the effect of income taxes are reflected in the table below. Our investment income, including net realized gains increased by 14% to $149.9 million in 2006, compared to $131.2 million in 2005. The percentages earned on average investments shown in the preceding table compare with the Lehman Brothers Eurodollar Aa or Higher 1-5 Years Index of 4.4% and 4.0% for the Scotia Capital 1-5 Year Euro Canadian Index, 15.8% for the S&P 500 Index and 17.3% for the S&P TSX Index for the twelve months ended December 31, 2006.

Investment results before the effect of income taxes
For the year ended December 31 (in millions of dollars)
	2006	2005
Average investments at cost	$3,013.6	$2,771.9
Investment income after expenses	$120.9	$93.0
Percent earned on average
Investments (annualized)	4.0%	3.4%
Net realized gains	$29.0	$38.2
Total investment income	$149.9	$131.2
Total realized yield	5.0%	4.7%
Change in unrealized
investment gains	$8.3	$(43.1)
Total return yield	5.2%	3.2%

     The table below on the left summarizes the fair value by contractual maturities of our fixed income investment portfolio, excluding cash and cash equivalents, at the dates indicated.

    At December 31, 2006, 71% of our fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds have contractual maturities of five years or less compared to 75% as at December 31, 2005.

Fair value by contractual maturity date of our fixed in come investment portfolio
For the year ended December 31 (in millions of dollars)	2006		2005
Due in less than one year	$600.0	24.2%	$712.7	30.1%
Due in one through five years	1,157.5	46.5	1,057.4	44.6
Due after five through ten years	590.9	23.8	467.5	19.7
Due after ten years	135.4	5.5	133.4	5.6
Total	$2,483.8	100.0%	$2,371.0	100.0%

            Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Currently, we maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. We believe that our high quality, liquid investment portfolio and underwriting profit provide us with sufficient liquidity to meet obligations to our policyholders.

    The following table summarizes the composition of the fair value of our fixed income investment portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service, using the higher of these ratings for any security where there is a split rating.

Credit ratings
As at December 31
	2006	2005
Rating
AAA/Aaa	54.0%	57.1%
AA/Aa2	24.1%	18.8%
A/A2	17.8%	20.0%
Percentage rated A/A2 or better	95.9%	95.9%
BBB/Baa2	2.8%	2.0%
BB/Ba2	0.4%	0.9%
B/B2	0.6%	0.5%
CCC/Caa or lower, or not rated	0.3%	0.7%
Total	100.0%	100.0%

    The following table shows how the fair value of our investment portfolio and cash flow from operations has grown over the last ten years.

Fair value of our investment portfolio and cash flow from operations
		Investment		Cash Flow
	Investment	Portfolio		Generated
	Portfolio	Per Share		from
	at Fair Value	Outstanding		Operations
	(in millions)	(in dollars	)	(in millions	)
1997	$244	$6.82		$33
1998	409	11.40		43
1999	457	13.43		23
2000	522	15.32		62
2001	775	15.92		134
2002	1,346	27.59		382
2003	2,124	38.04		471
2004	2,644	47.04		392
2005	2,933	51.93		274
2006	3,085	55.21		167

Market Risk
Market risk is the risk that we will incur losses due to adverse changes in interest or currency exchange rates and equity prices. Our primary market risk exposures are to changes in interest rates and equity prices. We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate.

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

    Duration is a measure used to estimate the extent to which market values change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed income investments by $76.0 million, representing 3.1% of the $2,483.8 million fair value fixed income investment portfolio.

    Fluctuations in value of our equity securities, representing approximately 13% of the fair value of the investment portfolio at December 31, 2006, due to changes in general economic or stock market conditions, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses.
    We do not hedge any foreign currency exposure that may exist in the portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated investments, and our Canadian operations in Canadian dollar denominated investments.

    With the exception of U.S. and Canadian government bonds, it is our policy to limit our investment concentration at each of our subsidiary companies in any one issuer or related groups to less than 5% of the subsidiary company’s investment portfolio.

    Premiums for property and casualty insurance are typically payable at the time a policy is issued in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly instalments. The insured pays an additional amount for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment default by the insured, we should not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific jurisdictions. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.

    Certain U.S. public companies include this premium finance income in computing their combined ratio and underwriting profit. We, however, consider our income from our premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2006, the balance of our financed premiums receivable was $67.5 million compared to $85.7 million at December 31, 2005. The fair value of financed premiums approximates their carrying amount.

Portfolio Monitoring
    Virtually all of our investments are managed by third-party investment management firms and we monitor their performance. We have engaged Conning Asset Management, Royal Bank of Canada (Caribbean), Deans Knight Capital Management Limited and J. Zechner Associates Inc. to oversee the majority of the fixed income investment portfolio. In addition, Burgundy Asset Management, Burgundy International Asset Management, Deans Knight Capital Management Limited, Kingwest and Company, Marquest Investment Counsel, SFE Investment Counsel and Wellington Management Company have each been engaged to manage portions of our subsidiaries’ equity investment portfolios.

    The Company has recognized losses on securities for which a decline in market value was deemed to be other than temporary. We recognized charges of $4.6 million, $4.8 million and $1.3 million for investment value impairment that was considered other than temporary for the years ended December 31, 2006, 2005 and 2004, respectively. In determining whether a decline in value of a security is other than temporary, the Company has applied Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

    We perform a quarterly analysis of our investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures:

• identifying all security holdings in an unrealized loss position that has existed for at least six months or other circumstances exist where management believe those circumstances may impact the recoverability of the security;

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

    In situations where facts emerge that might increase the risk associated with recapture of principal, securities may be traded and losses realized. Due to the inherent volatility of equity markets, we believe there are securities that trade from time to time below their intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions driving the investment manager’s valuation of the holding.
At December 31, 2006 and December 31, 2005, the gross unrealized losses amounted to $40.3 million and $45.8 million, respectively. Unrealized losses attributable to non-investment grade fixed income securities at December 31, 2006 and December 31, 2005 was $0.2 million and $1.3 million, respectively.

    At December 31, 2006 and December 31, 2005, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no investment impairment provision was considered necessary. Common stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the respective holdings. In making our investment impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators and reviewed stock market trends.

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

    The table below segregates the gross unrealized losses at December 31, 2006 and December 31, 2005 by security type or industry sector.

Gross unrealized losses by security type or industry sector
(In thousands of dollars)
	December 31,	December 31,
	2006	2005
Mortgage backed	$5,966	$6,359
Government	2,821	3,235
Provincial, State, Municipal	251	154
Financial Services	8,745	12,664
Energy	6,106	1,298
Telecommunications	75	141
Information Technology	1,929	630
Consumer Products	2,146	6,533
Metals & Mining	336	1,810
Industrials	8,142	9,719
Utilities	193	222
Media	553	1,176
Medical	141	130
Pharmaceuticals	203	1,625
Retail	2,530	68
Real Estate	140	45
Total	$40,277	$45,809

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

The nature of non-standard automobile and trucking insurance typically requires more thorough claims management and in particular, more thorough investigative procedures and greater defense costs than many other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters, and we may also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. We believe that effective claims management is fundamental to our operations.

    We establish a provision for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and also unreported claims. Our provision for unpaid claims is based on estimated liabilities on individual reported claims (case reserves), estimated provisions for claims that have not yet been reported and expected future development on case reserves; our provision for unpaid claims also includes an estimate of allocated loss adjustment expenses (primarily defense costs) and unallocated loss adjustment expenses (primarily the adjustment handling costs by claims personnel) which we expect to incur in the future. The provision for claims not yet reported and future development on existing case reserves are sometimes referred to as provisions for incurred but not reported claims (IBNR). Our provisions for unpaid claims, including estimated future adjustment expenses, are determined using actuarial and statistical procedures and represent undiscounted estimates of the ultimate net cost of all unpaid claims and loss adjustment expenses. These estimates are continually reviewed and adjusted as experience develops and new information becomes available. Management uses actuarial and statistical procedures to allocate the IBNR by accident years and coverages.

    The table below shows the amounts of total case reserves and IBNR as at December 31, 2006 and 2005.

Total case reserves and IBNR
For the year ended December 31 (in thousands of dollars)			(%)
	2006	2005	Increase
U.S. Operations
Case Reserves	$656,383	$665,309	(1%)
IBNR	482,024	419,534	15%
Total unpaid claims	$1,138,407	$1,084,843	5%
Canadian Operations
Case Reserves	$512,769	$483,337	6%
IBNR	288,187	276,031	4%
Total unpaid claims	$800,956	$759,368	5%
Consolidated unpaid claims	$1,939,363	$1,844,211	5%

      During 2006, our U.S. operations decreased case reserves by 1% and increased IBNR reserves by 15% with an increase of 5% in total reserves compared to December 31, 2005. Our Canadian operations increased case reserves by 6%, IBNR by 4% and total reserves by 5% in U.S. dollars.

    The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and we are constantly refining our estimates. Factors affecting the provision for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions’ determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable. We do not have exposure to asbestos or environmental liability other than pollution coverage for oil spills as required for trucking insurance. Our provision for unpaid claims is not discounted to reflect the time value of expected future payouts of claims.

    The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the provision for unpaid claims relating to each preceding financial year compared to the provision that we originally established. In addition, we conduct a review of all open claims each quarter and consider all factors into the provisions’ calculation. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

    Each operating company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. The process undertaken by each operating company includes evaluating all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, inflation or changes in operating structure or process may have on future loss settlements. The management of each operating company has responsibility to ensure that the IBNR reserves are appropriate, based on lines of business and geographic region. Management incorporates all of the above information to record its best estimate of provision for unpaid claims.

    Once an amount for provision for unpaid claims is established by management of each of our insurance subsidiaries, our independent appointed actuary, Towers Perrin Inc., reviews management’s data and processes to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reserve estimates. As these processes are undertaken independently, the provision recorded by management can differ from the actuary’s point estimate. The provisions for unpaid claims established by each operating company are then consolidated. In accordance with actuarial standards for 2006, the independent appointed actuary develops a range of reserve estimates and a recommended point estimate of reserves. For 2005 in Canada, the independent appointed actuary developed a point estimate only in accordance with actuarial standards. The point estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of their range.

    The range of reserve estimates for gross unpaid claims for our U.S. and Canadian operations estimated by our independent appointed actuary and the actual carried provision for unpaid claims were as follows:

Comparison of actuarial ranges for gross unpaid claims
As of December 31, 2006 (in millions of dollars)	Low	High	Carried
U.S. Operations	$991.0	$1,274.9	$1,138.4
Canadian Operations	684.2	915.3	801.0
Total Consolidated Provision for Unpaid Claims	$1,675.2	$2,190.2	$1,939.4

As of December 31, 2005 (in millions of dollars)	Low	High	Carried
U.S. Operations	$992.9	$1,211.5	$1,084.8
Canadian Operations			759.4
Total Consolidated Provision for Unpaid Claims			$1,844.2

    To the extent that management’s estimates of gross reserve levels at our individual insurance subsidiaries are less than the point estimates recommended by their independent appointed actuary, our policy is that those gross reserve levels will be increased to levels that are no less than the point estimate recommended by the independent appointed actuary.

    The following table summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1996 through 2005 for our Canadian operations and at the end of years 1998 to 2005 for our U.S. operations. The table compares the re-estimation of those liabilities as at December 31, 2006.

Provision for unpaid claims, net of recoveries from reinsurers
As at December 31, 2006 (in thousands of dollars, except percentages)
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Unpaid claims originally established - end of year, gross	1,939,363	1,844,211	1,689,225	1,310,623	765,322	358,431	287,589	306,400	291,642	132,421	-
Less: Reinsurance recoverable on unpaid losses	176,431	181,660	225,945	122,013	85,584	64,450	61,703	83,120	88,084	44,968	-
Unpaid claims originally established - end of year, net	1,762,932	1,662,551	1,463,280	1,188,610	679,738	293,981	225,886	223,280	203,558	87,453	47,776
Cumulative paid (net of currency translation impact) as of:
One year later		740,639	652,063	584,926	319,762	190,592	123,401	102,014	84,189	35,519	24,094
Two years later			1,080,671	961,581	588,722	264,540	197,048	159,852	134,514	52,746	32,615
Three years later				1,198,427	774,237	361,004	237,490	206,022	171,143	64,776	40,829
Four years later					875,263	428,345	284,187	224,388	198,501	76,710	44,424
Five years later						460,530	313,360	247,982	204,960	85,312	48,324
Six years later							326,408	263,347	217,441	86,367	50,461
Seven years later								267,462	225,133	89,301	51,309
Eight years later									226,227	93,877	52,403
Nine years later										92,591	54,090
Ten years later											53,586
Re-estimated provision as of:
One year later		1,726,880	1,487,513	1,241,806	818,220	363,478	246,236	220,130	198,477	78,744	45,592
Two years later			1,645,719	1,399,699	915,439	424,140	274,450	228,163	200,535	80,657	47,690
Three years later				1,480,861	984,681	475,385	313,491	241,142	206,453	82,584	48,527
Four years later					1,007,319	496,804	335,425	263,761	217,153	84,973	48,622
Five years later						505,512	343,174	274,120	226,096	90,521	49,763
Six years later							345,829	275,388	230,652	94,191	51,853
Seven years later								276,796	231,725	96,355	53,747
Eight years later									233,493	96,107	54,506
Nine years later										97,062	54,989
Ten years later											54,926

As at December 31, 2006:
Cumulative deficiency		64,329	182,439	292,251	327,581	211,531	119,943	53,516	29,935	9,609	7,150

Cumulative deficiency as a % of reserves originally established - net		3.8%	12.5%	24.6%	48.2%	72.0%	53.1%	24.0%	14.7%	11.0%	15.0%
Re-estimated provision - gross		1,899,720	1,889,065	1,651,510	1,149,018	566,370	415,060	362,228	334,158	141,825	-
Less: Re-established reinsurance recoverable		172,840	243,346	170,649	141,699	60,858	69,231	85,432	100,665	44,763	-
Re-estimated provision - net		1,726,880	1,645,719	1,480,861	1,007,319	505,512	345,829	276,796	233,493	97,062	-
Cumulative deficiency - gross		55,509	199,840	340,887	383,696	207,939	127,471	55,828	42,516	9,404	-
% of reserves originally established - gross		3.0%	11.8%	26.0%	50.1%	58.0%	44.3%	18.2%	14.6%	7.1%	-

    The foregoing table presents the development of unpaid claims liabilities reflected on our balance sheets as at each year end December 31, 1996 through December 31, 2006. The top line of the table presents the estimated provision for unpaid claims recorded at the balance sheet date for each of the indicated years. This provision represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including losses that had been incurred and not reported. The table also presents the re-estimated provision for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverable on unpaid claims for years 1997 through 2005. Information related to gross unpaid claims development is not available for the year 1996.

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

    The table presents the cumulative amount paid with respect to the previously recorded provision as of the end of each succeeding year and the re-estimated amount of the previously recorded provision based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2006, we had paid $875.3 million of the currently estimated $1,007.3 million of claims that had been incurred through the end of 2002; thus an estimated $132.1 million of losses incurred prior to December 31, 2002 remain unpaid as of December 31, 2006.

    The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1996 have developed adversely by $7.2 million over the subsequent ten years and unpaid claims at December 31, 1999 have developed adversely by $53.5 million over the subsequent seven years. The effect on income during the past three years due to changes in estimates of unpaid claims is shown in note 10(b) to the consolidated financial statements as the “prior years” contribution to incurred losses.

    Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2006, but incurred in 2000, will be included in the cumulative development amounts for years 2000, 2001, 2002, 2003, 2004 and 2005. The deficiency identified during the year 2006 of $64.3 million was attributable to unpaid claims as at December 31, 2005 for unpaid claims for the year 2005 and all prior years. There was a redundancy of $93.9 million related to claims occurring in accident year 2005 and a deficiency of $77.0 million for claims occurring in accident year 2004 and deficiencies of $58.5 million related to claims occurring in accident year 2003, $13.9 million to claims in 2002, $6.1 million to claims occurring in 2001 and $2.7 million to claims occurring in 2000 and prior years.

    The upper table on the following page assists in understanding the difference between calendar year and accident year losses. Our financial statements are presented on a calendar year basis for all data. However, claims payments and changes in reserves may be made on accidents that occurred in prior years, not on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in note 10(b) to the consolidated financial statements which shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.

    The upper table on the following page is derived from the unpaid claims re-estimates on the previous page and summarizes the effect of re-estimates, net of reinsurance, on calendar year consolidated operations for the ten-year period ended December 31, 2006. The first number in each row details the amount of reserve re-estimates included in the indicated calendar year and shows the accident year to which the re-estimates apply.

Accident year versus calendar year losses
(In thousands of dollars, except percentages)										1997
By Accident Year	2006	2005	2004	2003	2002	2001	2000	1999	1998	& prior
By Calendar Year
2006	(64,329)	(93,877)	77,044	58,524	13,930	6,053	1,247	(360)	813	955
2005		(24,233)	(133,660)	88,651	47,823	13,670	6,481	195	1,321	(248)
2004			(53,196)	(44,023)	45,974	29,311	11,575	5,803	2,392	2,164
2003				(138,482)	77,820	21,621	16,422	13,676	5,273	3,670
2002					(69,497)	41,283	15,235	2,279	5,152	5,548
2001						(20,350)	12,317	2,115	3,529	2,389
2000							3,150	(5,208)	131	1,927
1999								5,081	(6,994)	1,913
1998									8,709	(8,709)
Total	(64,329)	(118,110)	(109,812)	(35,330)	116,050	91,588	66,427	23,581	20,326	9,609

Combined ratio as reported	98.8%	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%	102.6%	93.9%
Net reserve re-estimates	(3.6%)	(6.6%)	(6.2%)	(2.1%)	10.5%	16.2%	18.3%	7.9%	9.6%
Accident year combined ratio	95.2%	90.6%	91.6%	99.5%	110.3%	115.3%	119.3%	110.5%	103.5%

The tables below show the effect of these re-estimates on our Canadian and U.S. operations combined ratios:

Effect of reserve re-estimates on combined ratios
By Accident Year	2006	2005	2004	2003	2002	2001	2000	1999	1998
Canadian Operations
Combined ratio as reported	94.5%	96.1%	97.9%	111.8%	108.4%	103.1%	101.8%	104.8%	92.0%
Net reserve re-estimates	2.0%	(7.0%)	(16.5%)	(15.9%)	11.7%	18.5%	30.5%	16.7%	19.5%
Accident year combined ratio	96.5%	89.1%	81.4%	95.9%	120.1%	121.6%	132.3%	121.5%	111.5%

By Accident Year	2006	2005	2004	2003	2002	2001	2000	1999	1998
U.S. Operations
Combined ratio as reported	100.8%	97.7%	97.7%	98.3%	97.2%	96.8%	100.9%	100.6%	97.0%
Net reserve re-estimates	(6.3%)	(6.4%)	(2.1%)	2.1%	10.1%	15.0%	7.5%	0.1%	(1.7%)
Accident year combined ratio	94.5%	91.3%	95.6%	100.4%	107.3%	111.8%	108.4%	100.7%	95.3%

    Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in the following tables.
    These net increases in prior years’ incurred claims, net of reinsurance, for the years ended December 31, 2006, 2005 and 2004 were $64.3 million $24.2 million and $53.2 million, respectively. The following tables identify the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.

Provision for unpaid claims - gross
As of December 31 (in thousands of dollars)
Line of Business	2006	2005
Non-Standard Auto	$475,343	$472,459
Standard Auto	126,397	111,491
Commercial Auto	220,839	211,341
Trucking	734,913	682,380
Motorcycle	102,809	89,052
Property & Liability	228,809	232,236
Other	50,253	45,252
Total	$1,939,363	$1,844,211

Provision for unpaid claims - net of reinsurance recoverables
As of December 31 (in thousands of dollars)
Line of Business	2006	2005
Non-Standard Auto	$466,074	$459,574
Standard Auto	123,751	107,414
Commercial Auto	221,949	208,555
Trucking	645,596	602,451
Motorcycle	74,911	66,229
Property & Liability	188,224	178,944
Other	42,427	39,384
Total	$1,762,932	$1,662,551

Net increase in prior years’ incurred claims by line of business and accident year
Year Ended December 31, 2006 (in thousands of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2001 & prior	$3,415	$3,571	$(215)	$1,177	$379	$381	$8,708
2002	99	8,217	(66)	920	8,555	(3,795)	13,930
2003	613	30,252	298	7,426	10,403	9,532	58,524
2004	(39)	55,833	833	2,219	15,067	3,131	77,044
2005	966	(36,384)	(5,469)	(15,587)	(21,198)	(16,205)	(93,877)
Total	$5,054	$61,489	$(4,619)	$(3,845)	$13,206	$(6,956)	$64,329

Year Ended December 31, 2005 (in thousands of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2000 & prior	$197	$(230)	$(638)	$4,883	$2,301	$1,236	$7,749
2001	(933)	5,012	341	4,611	3,248	1,391	13,670
2002	1,946	15,851	1,379	13,462	8,565	6,620	47,823
2003	(636)	46,305	938	17,601	17,472	6,972	88,651
2004	(3,762)	(32,695)	(12,164)	(62,944)	(13,128)	(8,968)	(133,660)
Total	$(3,188)	$34,243	$(10,144)	$(22,387)	$18,458	$7,251	$24,233

Year Ended December 31, 2004 (in thousands of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
1999 & prior	$1,647	$1,302	$337	$5,197	$1,201	$675	$10,359
2000	455	1,834	853	6,922	230	1,281	11,575
2001	2,736	7,430	1,562	14,939	1,233	1,411	29,311
2002	284	27,895	1,266	13,368	(2,230)	5,391	45,974
2003	(5,279)	(7,735)	(2,443)	(22,122)	(7,503)	1,059	(44,023)
Total	$(157)	$30,726	$1,575	$18,304	$(7,069)	$9,817	$53,196

    The following table shows the sources of the prior years’ development in the U.S. and Canadian Operations by line of business.

Increases (decreases) in prior years’ claims
Net of external reinsurance for the year ended December 31 (in millions of dollars)
	2006	2005	2004
U.S. Operations
Trucking	$59.4	$29.5	$23.8
Non-standard automobile	1.6	(30.1)	2.1
Commercial automobile	(0.1)	3.1	3.3
Property & liability	13.5	17.4	(7.0)
Other	1.0	2.3	-
Subtotal U.S. Operations	$75.4	$22.2	$22.2
Canadian Operations
Alberta non-standard automobile	$(5.2)	$12.6	$15.7
Commercial automobile	(1.9)	2.9	7.6
Trucking	2.1	4.7	6.9
Ontario private passenger automobile	(1.1)	(10.5)	4.8
Other	(5.0)	(7.7)	(4.0)
Subtotal Canadian Operations	$(11.1)	$2.0	$31.0
Total increase in claims incurred for unpaid claims arising from prior periods	$64.3	$24.2	$53.2
As a % of unpaid claims at prior year end	3.5%	1.4%	4.1%

    The “other” category includes all development both (favourable) and unfavourable on other lines of business that the Company’s subsidiaries write and geographic portions of existing lines of business, already disclosed, where there has been little favourable or unfavourable development. The other lines of business include surety and workers’ compensation lines of business.

United States Operations

Trucking
At December 31, 2006 and 2005 the provision for unpaid claims for our U.S. trucking business was $567.6 million, and $519.1 million, respectively. Unfavourable development related to the trucking business in the U.S. was $59.4 million for the year ended December 31, 2006 compared to $29.5 million in 2005. Development was experienced at Lincoln General on the trucking liability line of business for accident years 2004 and 2003 which was partially offset by favourable development in the 2005 accident year. In the U.S., we have gradually been bringing claims adjusting reserving processes on our program business in-house over the last few years. Primarily as a result of this process and the revaluation of reserves, we have recognized that the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves.

Non-Standard Automobile
At December 31, 2006 and 2005 the provision for unpaid claims for our U.S. non-standard automobile business was $224.2 million, and $227.6 million, respectively. Unfavourable development related to the non-standard automobile business was $1.6 million in 2006 compared to favourable development of $30.1 million in 2005. Improved trends in loss settlement and claims handling procedures in 2005 at the U.S. operations have alleviated the unfavourable development experienced prior to 2005.

Property & Liability
During 2006, we carried out a more extensive analysis of the allocated loss adjustment expenses for those property risks which may ultimately report construction defect claims. This review resulted in the recording of increased allocated loss adjustment expenses, which resulted in unfavourable development of $19.6 million in 2006 compared to $10.1 million in 2005. This development was offset by favourable development on other property business.

Canadian Operations

Alberta Non-Standard Automobile
Alberta non-standard automobile business contributed $5.2 million of prior years’ favourable development in 2006, compared to unfavourable development of $12.6 million and $15.7 million in 2005 and 2004, respectively. Average case reserves are being increased to reflect the continued escalation in bodily injury claim settlements and improved reserving methodology have enabled the Canadian operations to show favourable development in 2006 for this line of business.

Ontario Private Passenger Automobile
Ontario automobile business contributed $1.1 million of prior years’ favourable claims development in 2006 compared to $10.5 million of favourable development experienced in 2005. The results reflect consistent reserve methodology based on the current stable market conditions in the province of Ontario.

Trucking and Commercial Automobile
Trucking and commercial automobile business contributed $0.2 million of unfavourable development in 2006, an improvement over the $7.6 million reported in 2005. Improved trends in 2006 loss settlement and claims handling procedures have alleviated the unfavourable development previously experienced.

Reinsurance

We purchase reinsurance from third parties in order to reduce our liability on individual risks and our exposure to catastrophic events. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing (ceding) insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.

    We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of C$1.0 million in Canada and $0.5 million in the United States with respect to property claims and C$2.5 million in Canada and $1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to C$5.0 million per occurrence to a maximum coverage of C$145.0 million, and in the United States to $5.0 million per occurrence to a maximum coverage of $20.0 million. In Hawaii, for our ‘wind only’ specified risks policies, we are protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program we retain up to $7.5 million in net losses subject to a maximum cover of $1.0 billion. Our net exposure for Canadian automobile business claims is C$2.5 million subject to a maximum cover of C$20.0 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $40,000 per occurrence, depending on the state.

    From April 1, 2004 to March 31, 2005, the Company maintained two quota share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties, the Company had the option to vary the amount of premiums ceded in any quarter, which provided flexibility in managing premium leverage. These treaties increased the ceded reinsurance in 2004 by $194.3 million or 9.7% of gross premiums written and by $40.8 million or 2.2% in 2005, and decreased net income for the year ended December 31, 2004 by $3.7 million and for the year ended December 31, 2005 by $1.1 million. Overall our external reinsurance ceded represented 13.1% of gross premiums written for the year ended December 31, 2004, 3.7% for the year ended December 31, 2005 and 6.7% for the year ended December 31, 2006.

    Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2006, we had $208.1 million recoverable from third party reinsurers and other insurers. At December 31, 2006, approximately 91% of the receivables were due from reinsurers that were rated “A-” or higher.

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

    The following table summarizes the composition of the amounts due from reinsurers at December 31, 2006, by the rating as assigned by A.M. Best or Standard & Poor’s to the applicable reinsurers.

    Collateral is held or a provision has been made against approximately 51% of the amounts due from reinsurers with a credit rating below A-.

Composition of amounts due from reinsurers by rating
December 31, 2006
A.M. Best / S&P Rating	2006	2005
A++	9.2%	9.1%
A+	22.9%	16.6%
A	29.7%	41.4%
A-	29.4%	22.8%
B++/B+/B-	3.9%	4.2%
C++/C	0.2%	0.2%
Not Rated	4.7%	5.7%
Total	100.0%	100.0%

Results of Operations

For the years ended December 31, 2006 and 2005

Gross Premiums Written
During the year ended December 31, 2006, gross premiums written were $1.93 billion compared to $1.89 billion in 2005. For the year ended December 31, 2006, gross premiums written for our U.S. operations were $1.34 billion, a 4% increase from 2005, and for our Canadian operations were $590.8 million, a decrease of 3% over 2005.

    For the year ended December 31, 2006, gross premiums written from trucking and commercial automobile increased 11% to $904.2 million, from $814.2 million in 2005. In the trucking insurance market, we continued to increase our volume of premium written in Canada by targeting owner-operator businesses and maximizing the benefit of our North America-wide presence.

    Gross premiums written for non-standard automobile decreased 10% to $498.4 million compared with $551.3 million in 2006 due to competitive conditions in several markets and the termination of certain programs. In the non-standard auto insurance market, we experienced lower volumes of premiums written as a result of increased competition, partially offset by the premium generated from assigned risk business in the U.S.

    We experienced more competitive conditions in Illinois where gross premiums declined by 10% to $189.7 million. We experienced growth in 2006 in New York and Hawaii as a result of the assigned risk business written through the Robert Plan and the acquisition of Zephyr, respectively, in late 2005. In Ontario, increased competition in the non-standard insurance market, partially offset by premium increases in the owner-operator trucking segment led to a decrease of 2% in gross premiums written to $372.6 million. The political environment, including regulated rate freezes and premium roll-backs, caused us to continue to reduce our gross premiums written in Alberta by 25% to $70.6 million in 2006.

Net Premiums Written
Net premiums written decreased 1% to $1.80 billion compared with $1.82 billion for the year ended December 31, 2005. Net premiums written from our U.S. operations decreased 1% to $1.23 billion from $1.24 billion for the year ended December 31, 2005. Net premiums written from our Canadian operations decreased 2% to $568.7 million compared with $582.7 million for the year ended December 31, 2005.

Net Premiums Earned
Net premiums earned decreased 1% to $1.77 billion for the year ended December 31, 2006, compared with $1.79 billion for 2005. For our U.S. operations, net premiums decreased slightly to $1.20 billion in the year ended December 31, 2006 compared with $1.21 billion in 2005, and for our Canadian operations decreased by 3% to $562.4 million compared with $582.5 million in 2005.

Investment Income
Investment income increased by 30% to $120.9 million compared with $93.0 million for the year ended December 31, 2005. The fair value of the investment portfolio increased by 5% in 2006 due to positive cash flow from operations and financing activities. Our annualized investment yield for the year ended December 31, 2006 has increased to 4.0% compared to 3.4% in 2005. This increase is due to the reinvestment of maturing fixed income securities into higher yielding securities as short and medium term yields have increased over the past year.

Net Realized Gains
Net realized gains amounted to $29.0 million in the year ended December 31, 2006 compared with net realized gains of $38.2 million in 2005. The majority of these gains were realized from the disposal of equity investments. Net unrealized gains at December 31, 2006 were $26.5 million compared to $18.2 million at December 31, 2005.

Claims Incurred
Our claims ratio for 2006 was 69.9%, compared to 68.3% for 2005. The claims ratio for our U.S. operations was 72.7%, compared with 68.3% for 2005. The claims ratio for our Canadian operations was 63.9% compared to 68.3% for 2005. The results for 2006 and 2005 reflect increases in the provision for unpaid claims occurring prior to December 31, 2005 and December 31, 2004, respectively. These increases amounted to approximately $64.3 million, which increased the claims ratio by 3.6% for 2006, compared to $24.2 million and 1.4%, respectively, for 2005. Consolidated case reserves for individual claims increased 2% to $1.17 billion as at December 31, 2006 compared to $1.15 billion at December 31, 2005 and IBNR increased 11% to $770.2 million at December 31, 2006 compared to $695.6 million at December 31, 2005.

    For our U.S. operations, prior years’ claims development increased the claims incurred by $75.4 million, a 6.3% increase to the claims ratio in 2006 compared to $22.2 million, a 1.8% increase to the claims ratio in 2005. We previously outsourced most of the claims settlement and case reserving process for our U.S. program business. Over the last few years we have made a concerted effort to bring most of these arrangements in-house and have significantly increased our internal resources as part of this focused initiative. As part of these initiatives we have, over this period of time, completed a comprehensive review of all claim reserves previously handled by third parties. This review process identified several areas where the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves. Trucking business contributed $59.4 million of the unfavourable development in 2006 compared to $29.5 million in 2005. Property & liability business contributed $13.5 million of the unfavourable development in 2006 compared to $17.4 million in 2005. Allocated loss adjustment expenses on contractor’s claims in the property & liability segment contributed $19.6 million in unfavourable development in 2006 which was offset by favourable development on other property business compared to $10.1 million in 2005.

    The Canadian operations reported favourable reserve development of $11.1 million which improved the claims ratio by 2.0% in 2006 compared to unfavourable reserve development of $2.1 million, a 0.4% increase to the claims ratio in 2005. Alberta and Ontario trucking business contributed $2.1 million of unfavourable development compared to $4.7 million in 2005 and $6.9 million in 2004. Alberta non-standard automobile contributed $5.2 million of favourable development in 2006 compared to $12.6 million and $15.7 million of favourable development in 2005 and 2004, respectively.

Underwriting Expenses
Our expense ratio was 28.9% in 2006 and in 2005. The expense ratio for our Canadian operations for 2006 was 30.6%, compared to 27.8% in 2005 and the expense ratio for our U.S. operations was 28.1% and 29.4%, respectively, in 2006 and 2005. General expenses increased $26.5 million in 2006 increasing the general expense ratio to 10.3% in 2006 compared to 8.7% in 2005. Increases in professional fees related to Sarbanes-Oxley, audit and litigation account for $12.6 million of this increase with increased personnel and salary costs accounting for $11.2 million of the increase.

Expense Ratio
(For the year ended December 31)
	2006	2005	2004
Commission	18.6%	20.2%	18.6%
General and Administrative	10.3%	8.7%	8.3%
Expense Ratio	28.9%	28.9%	26.9%

Combined Ratio
The combined ratio was 98.8% in 2006 compared with 97.2% in 2005, which produced an underwriting profit of $21.3 million compared with $49.8 million in 2005. For 2006, our U.S. operations combined ratio was 100.8% (97.7% in 2005) and for our Canadian operations, the combined ratio improved to 94.5% (96.1% in 2005). Prior years’ claims development increased the combined ratio by 3.6% and 1.4% for the year ended December 31, 2006 and 2005, respectively. For our U.S. operations, prior years’ claims development increased the combined ratio by 6.3% in 2006 and 1.8% in 2005. For our Canadian operations, prior years’ claims development decreased the combined ratio by 2.0% in 2006 and increased the combined ratio by 0.4% in 2005.

Interest Expense
Interest expense for 2006 was $30.2 million, compared to $25.9 million in 2005, reflecting slightly higher interest rates on our variable interest rate obligations and increased borrowings used to support increased capitalization of our subsidiaries and to repurchase and cancel shares of the Company.

Net Income and Earnings Per Share
Income before income taxes for 2006 decreased by 9% to $139.9 million, compared to $154.3 million in 2005. Net income for 2006 was $123.3 million, a 9% decrease from the $135.0 million reported for 2006. Diluted earnings per share were $2.17 for 2006, a decrease of 8% from the $2.37 for 2005. The decrease in net income is primarily the result of increases in estimates for net unpaid claims occurring in prior years on the program business at one of our U.S. subsidiaries.

Book Value Per Share and Return on Equity
Book value per share increased by 13% to $16.12 at December 31, 2006 from $14.25 at December 31, 2005. Our return on equity was 14.5% for 2006 compared to 18.4% in 2005.

Balance Sheet
Total assets as at December 31, 2006 grew to $4.05 billion, compared to $3.80 billion as at December 31, 2005. The investment portfolio, including cash increased to $3.06 billion (fair value $3.09 billion), compared to $2.91 billion (fair value $2.93 billion) as at December 31, 2005. The fair value of the investment portfolio per share outstanding increased 6% to $55.21 at December 31, 2006 compared to $51.93 as at December 31, 2005. Net unrealized gains on the investment portfolio were $26.5 million ($0.47 per share outstanding) at December 31, 2006 compared to $18.2 million ($0.32 per share) at December 31, 2005.

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

    For our U.S. operations, prior years’ claims development increased the claims incurred by $22.2 million, a 1.8% increase to the claims ratio in 2005 compared to $22.2 million, a 1.7% increase to the claims ratio in 2004. In 2005, the source of the prior years’ development in the U.S. operations was primarily long haul trucking on terminated programs ($29.5 million). We adjusted our initial loss development factors on a number of our programs to reflect actual loss trends experienced in 2004 and these new loss development factors will be used in the prospective reserving process.

    For our Canadian operations, prior years’ claims development increased the claims incurred by $2.0 million, a 0.4% increase to the claims ratio in 2005 compared to $31.0 million, a 6.2% increase to the claims ratio in 2004. Kingsway General’s Alberta non-standard automobile business contributed $12.6 million of the prior years’ claims development in 2005, compared to $15.7 million in 2004. An increase in average reserves due to the continued escalation in bodily injury claim settlements was the reason for the adverse claims development in both 2004 and 2005 for Alberta non-standard automobile, where we increased existing case reserves based on actual settlement patterns. Our Ontario private passenger automobile business contributed $10.5 million of favourable prior years’ claims development in 2005, compared to unfavourable development of $4.8 million in 2004. Our Canadian trucking business contributed $4.7 million to the 2005 prior years’ claims development, compared to $6.9 million in 2004. Increases in reserves were due to larger than anticipated settlements, particularly in the U.S., which required upward adjustments to open claim files. Average claim file reserves were increased in 2005 to reflect this pattern of settlement. Our commercial automobile business in Canada contributed $2.9 million of the prior years’ claims development in 2005 compared to $7.6 million in 2004. Case reserves were increased to reflect the increased cost on injury claims similar to the development experienced on the Ontario automobile business.

Underwriting Expenses
Our expense ratio for 2005 was 28.9% compared to 26.9% in 2004. The expense ratio for our Canadian operations for 2005 was 27.8%, compared to 25.8% in 2004 and the expense ratios for our U.S. operations were 29.4% and 27.4%, respectively, in 2005 and 2004.

Combined Ratio
The combined ratio improved to 97.2% in 2005 compared with 97.8% in 2004, which produced a record underwriting profit of $49.8 million compared with $39.4 million in 2004. For 2005, our U.S. operations‘ combined ratio was 97.7% (97.7% in 2004) and for our Canadian operations, the combined ratio improved to 96.1% (98.1% in 2004). The improvement in the combined ratio is a result of less unfavourable development experienced in 2005, thereby lowering the loss ratio. Prior years’ claims development increased the combined ratio by 1.3% and 3.0% for the year ended December 31, 2005 and 2004, respectively. For our U.S. operations, prior year claims development increased the combined ratio by 1.8% in 2005 and 1.7% in 2004, and for the Canadian operations by 0.4% in 2005 and 6.2% in 2004. Assessments from the residual market (Facility Association) resulted in an increase to underwriting profit of $4.3 million in 2005 and $3.4 million in 2004 which also improved the Canadian operations combined ratio by 0.7% in both 2005 and 2004 .

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

Balance Sheet
Total assets as at December 31, 2005 grew to $3.80 billion, compared to $3.52 billion as at December 31, 2004. The investment portfolio, including cash increased to $2.91 billion (fair value $2.93 billion), compared to $2.58 billion (fair value $2.64 billion) as at December 31, 2004. The fair value of the investment portfolio per share outstanding increased 10% to $51.93 compared to $47.04 as at December 31, 2004. Net unrealized gains on the investment portfolio were $18.2 million ($0.32 per share outstanding) at December 31, 2005 compared to $61.3 million ($1.09 per share) at December 31, 2004.

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. The cash requirements of each quarterly dividend payment to shareholders of 7.5 cents (Canadian) per share is approximately C$4.2 million based on the number of shares outstanding as at December 31, 2006. The dividend for the first quarter of 2007 will be paid on March 30, 2007.

    We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities. On November 3, 2005, the Company announced its intention to commence a normal course issuer bid (“NCIB”) to repurchase up to 2,823,000 common shares of the Company, being approximately five percent of the total number of common shares then outstanding. Under this NCIB, purchases were eligible to commence on November 8, 2005 and end no later than November 7, 2006. During this period, 562,800 common shares were repurchased at an average price of C$22.13. On November 7, 2006, the Company announced its intention to commence another NCIB to repurchase up to 2,800,000 common shares, ending no later than November 8, 2007 and being no more than five percent of the total number of common shares outstanding. Of the 2.8 million shares eligible to be repurchased under this NCIB, 242,200 had been repurchased at December 31, 2006 at an average price of C$24.39. For the year ended December 31, 2006, 805,000 shares or 1.4% of the shares outstanding at the beginning of the year have been repurchased for a total purchase price of C$18.4 million at an average price of C$22.81.

    Net cash provided from operations in 2004 was $391.7 million, in 2005 was $273.7 million and in 2006 was $167.2 million which significantly increased our investment portfolio. Net cash provided by financing activities in 2004 was $64.4 million, in 2005 was $10.9 million and in 2006 was $14.6 million.

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

    The table below shows the float, split between Canadian and U.S. operations at the end of each of the last six years:

Float
As at December 31 (In thousands of dollars)
	Canadian	U.S.
	Operations	Operations	Total
2006	$865,236	$1,389,962	$2,255,198
2005	820,823	1,300,813	2,121,636
2004	667,906	1,332,040	1,999,946
2003	510,601	1,139,289	1,649,890
2002	262,035	779,777	1,041,812
2001	188,225	305,441	493,666

    An underwriting profit reflects the benefit, in addition to investment income earned, of the float in that year. An underwriting loss reflects the cost of the float in that year, whereas an underwriting profit generates float at no cost. For the five year period to the end of 2006, the underwriting gain was $84.9 million and the float increased by $1.76 billion to $2.26 billion.

    The following is a description of our various financing arrangements, used to support our growth.

Bank Indebtedness
On March 5, 2004, the Company entered into a C$150 million revolving credit facility with a syndicate of three banks. In December 2004 the facility was extended for a further 364 days and matured March 3, 2006. The facility bore interest at a floating rate based on the type of loan and the Company’s senior unsecured debt rating. The amount outstanding under this facility as at December 31, 2005 was $11,178,000, with an effective interest rate of approximately 5%.

    On February 15, 2006, the Company entered into a C$150 million 364 day revolving credit facility with a syndicate of two banks that replaced the existing facility that had a maturity date of March 3, 2006. Depending on the type of loan, the facility bore interest at a floating rate based on the Company’s senior unsecured debt rating. This facility was terminated on June 23, 2006.

    On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the existing C$150 million 364 day revolving credit facility and contains similar terms, conditions and financial covenants. The amounts outstanding under this facility as at December 31, 2006 were $51,607,000 with an effective interest rate of 5.7%.

Canadian Senior Debenture Offering
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

U.S. Senior Note Offering
On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $9,375,000, $9,375,000 for 2005 and $4,818,000 for 2004.

Subordinated Debt
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $8,479,000, $6,702,000 for 2005 and $4,947,000 for 2004.

Loan Payable
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

    As of December 31, 2006, we had approximately $400.8 million of total indebtedness. This compares with $360.6 million as at December 31, 2005 and $340.3 million as at December 31, 2004. The total amount of our debt service obligations in 2007 is expected to be approximately $31.6 million. Kingsway America’s payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway Financial.

Contractual Obligations
Payments Due by Period (in thousands of dollars)
Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Bank Indebtedness	$52,149	$-	$-	$-	$-	$-	$52,149
Senior unsecured debentures	66,930	-	-	-	-	125,000	191,930
Subordinated indebtedness	-	-	-	-	-	90,500	90,500
Loan Payable	-	-	-	-	-	66,222	66,222
Total indebtedness	119,079	-	-	-	-	281,722	400,801

Unpaid claims	844,448	538,666	349,085	96,968	58,181	52,015	1,939,363
Construction contracts	9,595	-	-	-	-	-	9,595
Total	$973,122	$538,666	$349,085	$96,968	$58,181	$333,737	$2,349,759

Capital Requirements
In Canada, property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (“OSFI”) and the Financial Services Commission of Ontario (“FSCO”) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (“MCT”) formula. As at December 31, 2006, each of the Canadian subsidiaries had capital in excess of the MCT. See the table below for a company by company analysis.

    In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. As a minimum, the NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2006, the average statutory capital and surplus of our companies was 3.1 times the authorized control level for our U.S. subsidiaries. See the table below for a company by company analysis.

    Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As of December 31, 2006, the capital maintained by Kingsway Reinsurance Corporation was 524% or $351.9 million in excess of the regulatory requirements in Barbados. As of December 31, 2006, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was 216% or $47.1 million in excess of the regulatory requirements in Bermuda.

    Based on the various regulatory restrictions, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $515.9 million. In most jurisdictions the payment of dividends is subject to regulatory approval.

Capital requirements
As at December 31
	2006			2005
	MCT(	%)	Excess over	MCT (	%)	Excess over
			Minimum[1]			Minimum[1]
Canadian Insurance Subsidiaries
Kingsway General	241		$42.1	239		$37.4
York Fire	298		19.4	269		13.4
Jevco	250		47.6	189		17.0
Kingsway Reinsurance (Bermuda) Ltd.			47.1			19.1
Total Canadian Operations			$156.2			$86.9

U.S. Insurance Subsidiaries	RBC(	%)		RBC (	%)
Lincoln General	236		$20.5	288		$44.4
Universal Casualty	541		20.1	567		22.0
American Service	782		27.0	636		20.7
American Country	442		13.5	381		12.6
Hamilton Group	614		20.6	449		13.5
Southern United	483		17.9	1,840		18.4
Zephyr	1,313		8.6	1,297		16.1
Kingsway Reinsurance Corporation (Barbados)			351.9			305.2
Total U.S. Operations			$480.1			$452.9
Total Consolidated			$636.3			$539.8

1Excess over regulatory minimum expressed in millions of dollars.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in notes 13(d) and 14 of the audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity. The Company has one other off-balance sheet financing arrangement as discussed below.

Securitization Transaction
During the year one of the Company’s U.S. subsidiaries entered into a five year revolving securitization agreement to transfer its premium finance receivables to a third party Trust. The premium finance receivables are generally for a six month term corresponding to the underlying insurance policy issued by the U.S. subsidiary. The Company sold finance premium receivables of $16.0 million to the Trust, recorded an associated retained interest in the discounted cash flows from the cash reserve deposit maintained with the Trust and established a liability for future servicing costs. The effect of this off-balance sheet arrangement is to remove the related premium finance receivable asset from the balance sheet.

Standard & Poor’s Rating of Kingsway Financial’s Counterparty Credit and Senior Unsecured Debt
On January 29, 2004, Standard & Poor’s issued its rating of “BBB-” on the $100 million of our senior notes due 2014 issued in January 2004. On March 8, 2004, Standard & Poor’s issued its rating of “BBB-” on an additional $25 million of our senior notes due 2014 issued in March 2004.

    On March 17, 2005 and June 13, 2006, Standard and Poor’s Rating services reaffirmed its counterparty and senior unsecured debt credit ratings on Kingsway Financial of “BBB-” with a stable outlook. On August 3, 2005, Standard & Poor’s issued its rating of “BBB-” on the Kingsway Return of Capital Trust.

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

DBRS’s Rating of our Senior Debentures and Senior Notes
On January 31, 2006, Dominion Bond Rating Service Limited (“DBRS”) confirmed its previous rating of “BBB” with a stable outlook on the Senior Debentures. According to DBRS, a “BBB” rating (fourth out of nine rating levels) indicates that protection of interest and principal is considered adequate, but that the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. DBRS also assigned a rating trend of “stable” to our Senior Debentures. According to DBRS, a rating trend gives an indication of what direction the rating in question is headed should the given conditions and tendencies continue.

    On July 22, 2005, DBRS issued its rating of Pfd-3 (high) with a stable outlook on the Kingsway Return of Capital Trust. According to DBRS, a Pfd-3 rating (third out of six rating levels) indicates adequate credit quality.

    On January 31, 2006, DBRS confirmed its previous rating of “BBB” with a stable outlook on $125 million of our senior notes issued in January and March 2004.

    On January 31, 2006, DBRS reaffirmed the Company’s financial strength rating of “BBB” with a stable outlook.

Impact of Ratings Changes
We would expect that a downgrade in our rating by either Standard & Poor’s or DBRS would have a negative impact on our business, such as causing an increase in the interest rate on our bank credit facility.

Shareholders’ Equity
As a result of our profitability, shareholders’ equity increased 12% to $901.0 million at December 31, 2006 compared to $804.7 million at December 31, 2005. During 2006, our shareholders’ equity decreased by $2.9 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars. Book value per share outstanding was $16.12 per share at December 31, 2006, an increase of 13% compared to $14.25 per share at December 31, 2005.

Legal Proceedings

In the ordinary course of business, we are, from time to time, involved in various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our financial condition or results of operations.

Systems and Technology

We believe information systems and technology are significant contributors to operational efficiency, customer service and the effective management of our business. On-going investments in information technology will introduce new capabilities and enhance current systems to support electronic commerce and electronic data interchange with our independent agents, brokers, program managers and other business partners. We are creating secure internet access to information, documents, premium payments, and policy quoting, issue, and maintenance. Duplicate entry of information will be reduced by moving transactions electronically between our systems and our partners’ systems. Back office systems for claims management, billing, and reinsurance are being enhanced. Workflow and document management technology will help us achieve greater efficiency and better customer service. Management information and business intelligence applications will help us to manage our growing business.

Employees

As of December 31, 2006, we employed approximately 2,440 personnel, of whom approximately 920 are located in Canada and approximately 1,520 are located in the United States. None of our employees are represented by a labour union and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Quarterly Results

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2005 and 2006 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the investment portfolio, currency fluctuations and positive cash flow generated from operating activities which has enabled the Company to increase its investment portfolio. In 2006 gross premiums written have mainly been affected by the softening market conditions in Canada and the U.S. These softening market conditions have been partially offset by premium contributions from Zephyr Insurance Company which was acquired in late 2005 and assigned risk business from The Robert Plan agreement which was entered into in late 2005.

Quarterly results
(In thousands of dollars, except earnings per share amounts)
	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross premiums written	$409,115	$483,903	$532,489	$507,243	$439,267	$452,341	$478,446	$524,606
Net premiums earned	424,977	458,309	456,196	427,015	45,372	461,446	469,300	415,825
Net income	16,848	37,405	40,174	28,882	35,901	31,339	29,647	38,121
Earnings per share
Basic	$0.30	$0.67	$0.71	$0.51	$0.64	$0.55	$0.52	$0.68
Diluted	0.30	0.66	0.71	0.51	0.63	0.55	0.52	0.67

Fourth Quarter Results
Gross premiums written in the fourth quarter of 2006 declined 7% to $409.1 million compared to $439.3 million reported in the fourth quarter of 2005. This decrease reflects the softening conditions in certain U.S. and Canadian markets, partially offset by premium contributions from Zephyr Insurance Company and assigned risk business from The Robert Plan agreement.

    Net premiums earned were $425.0 million in the fourth quarter of 2006 a decline of 5% compared to $445.4 million for the fourth quarter of 2005. This decrease is consistent with the decrease in gross premiums written.

    Total revenue for the fourth quarter of 2006 includes net realized investment gains of $11.2 million compared to $8.2 million of gains reported in the fourth quarter of 2005. Investment income increased 22% to $30.4 million in the fourth quarter of 2006 compared to $24.9 million for the fourth quarter of 2005.

    Net income in the fourth quarter of 2006 decreased 53% to $16.8 million compared to $35.9 million reported in the fourth quarter of 2005. The decrease is a result of unfavourable claims development of $53.6 million, partially offset by improved investment income of $8.5 million, in the fourth quarter of 2006 compared to $19.3 million in the fourth quarter of 2005. The unfavourable prior year development, partially offset by current year favourable development, resulted in the combined ratio increasing to 104.1% for the fourth quarter of 2006 compared to 97.7% reported for the fourth quarter of 2005. As a result of the decreased net income, basic earnings per share and diluted earnings per share for the fourth quarter of 2006 decreased to 30 cents, or a 53% and 52% decrease, respectively, from the 64 cents and 63 cents reported in the fourth quarter of 2005.

Controls and Accounting Policies

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (“CEO”) and Executive Vice President and CFO (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

    An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2006 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) were effective as of such date to ensure that information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

Changes in Internal Control Over Financial Reporting

There have been no changes in Kingsway’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

Critical Accounting Estimates

Our significant accounting policies are described in note 1 to the audited consolidated financial statements included on pages 66 and 67 of the annual report. The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims
A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. Further information regarding our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in note 1(i) and 10 to the consolidated financial statements.

Impairment of investments
The establishment of an other-than-temporary impairment on an investment security requires a number of judgements and estimates. Management performs a quarterly analysis of our investment holdings to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security are discussed within the Portfolio Monitoring section in the Investments and Investment Income section of Management’s Discussion and Analysis.

Goodwill and intangible assets
Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment which may affect any resulting impairment write-down. Additional information regarding our goodwill and intangible asset accounting policy is included in note 1(f) to the consolidated financial statements.

Income taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities and the valuation of future income tax assets related to tax loss carryforwards. Additional information regarding our income tax provision is included in note 1(l) and note 9 to the consolidated financial statements.

Future change in accounting policy
In April 2005, the CICA issued three new standards, Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income, effective for years starting on or after October 1, 2006. The Company adopted these standards on January 1, 2007.

    The new rules require the Company to classify all financial instruments as held for trading, held to maturity, available for sale or as loans and receivables.

    The majority of the Company’s financial instruments will be classified as available for sale and be reported on the financial statements at fair value, with the changes in the unrealized gains or losses reported in a new component of shareholders’ equity called “other comprehensive income”. The remainder will be classified as either loans or receivables which will continue to be carried at amortized cost or as held for trading and will be carried at fair market value with the changes in unrealized gains or losses reported in net income.
    The effect of the adoption of the new standards on the balance sheet at January 1, 2007 will be to increase shareholders‘ equity by $26.5 million.

Risk Factors

In 2006, we formed a working group to report to the Board of Directors on the process of formalizing our control and management of risk under the heading of Enterprise Risk Management. The recommendations of this working group have been approved by the Board of Directors. The initial stages of creating a formalized Risk Management framework have begun, and the process will be complete by the end of 2007.

    You should carefully consider the risks described below and all other information contained in the annual report, including the financial statements and accompanying notes. The risks and uncertainties described below are those we currently believe to be material, but they may not be the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Our insurance subsidiaries’ provisions for unpaid claims may be inadequate, which would result in a reduction in our net income and might adversely affect our financial condition.
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
The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or reestimated. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. In recent years, we have experienced reserve deficiencies on prior periods. Although we have made adjustments in our reserving practices, we cannot assure you that we will not have additional reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amounts of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provision for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provision for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provision for unpaid claims were understated in the past. When we increase the provision for unpaid claims, our pre-tax “strengthening” of the provision for unpaid claims causes a reduction in our insurance subsidiaries’ surplus which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies. See the Risk Factors section on claims-paying ratings for a more detailed discussion of the impact of a ratings downgrade.

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
    Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting our industry to periodic negative publicity. We also may be negatively impacted if participants in one or more of our markets engages in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the property and casualty (“P&C”) insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

We rely on independent agents, program managers and brokers and are exposed to risks.
    We market and distribute our automobile insurance products through a network of over 2,900 independent agents and approximately 30 program managers in the United States and over 3,000 independent brokers across Canada. In 2006, approximately 65% of our gross written premiums in the United States were sourced through program managers and approximately 35% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, program managers and brokers and we rely heavily on their ability to attract new business. These independent agencies and program managers typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

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

    In accordance with industry practice, our customers often pay the premiums for their policies to agents, program managers or brokers for payment to us. These premiums are considered paid when received by the agent, program manager or broker and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent, program manager or broker. Consequently, we assume a degree of risk associated with our reliance on independent agents, program managers and brokers in connection with the settlement of insurance balances.

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

    Additionally, in certain provinces or states, government operated risk plans may provide nonstandard automobile insurance products at a lower price than those we provide.
From time to time, our markets may also attract competition from new entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

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
• unpredictable developments, including weather related and other natural catastrophes;
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
• changes in consumer protection laws which could limit the use of used or like kind and quality aftermarket parts or to compel compensation for alleged diminution in value notwithstanding repair of the vehicle; and
• changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets characterized generally by increased competition resulting in lower premium rates followed by “hard” markets characterized generally by lessening competition and increasing premium rates.

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

    All of our insurance companies with the exception of Zephyr are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. Of our Canadian subsidiaries, Jevco Insurance Company possesses an “A-” (Excellent) rating (fourth highest of 15 rating levels) and Kingsway General Insurance Company and York Fire & Casualty Insurance Company, possess a “B++” (Very Good) rating from A.M. Best (fifth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company, Universal Casualty Company, Southern United Fire Insurance Company and American Service Insurance Company have an “A-” (Excellent) rating (fourth highest of 15 rating levels), American Country Insurance Company and U.S. Security Insurance Company have a “B+” (Very Good) rating (sixth highest of 15 rating levels). According to A.M. Best, companies rated as A and A- (Excellent) are deemed “secure”. These ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. According to A.M. Best, insurers rated as B++ and B+ (Very Good) are deemed “secure” and have, on balance, very good balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a good ability to meet their ongoing obligations to policyholders.

    We cannot provide assurance that A.M. Best will not downgrade our ratings or place them under review with negative implications in the future. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors which are more relevant to policyholders than to investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and should not be relied upon as such.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could decline significantly.
    For the year ended December 31, 2006, approximately 33% of our gross premiums written were attributable to trucking insurance and 26% were attributable to non-standard auto insurance. The size of both the trucking insurance and non-standard automobile markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

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

    In order to enhance the regulation of insurer solvency, a Risk Based Capital, or RBC, formula was adopted by the U.S. National Association of Insurance Commissioners, or NAIC, for U.S. insurance companies. State insurance regulators monitor the financial status of an insurer by reviewing the insurer’s compliance with RBC requirements. The provinces in which we operate in Canada also have solvency requirements and use the Minimum Capital Test or MCT ratio as their benchmark. If our insurance subsidiaries do not comply with these minimum capital requirements, they may be restricted or prohibited from operating. If our insurance subsidiaries are required to increase their reserves in the future, as a result of unexpectedly poor claims experience or otherwise, they may violate these minimum capital requirements unless we are able to take actions to improve the solvency of those subsidiaries. As a result, our business, results of operations, and financial condition may be materially adversely affected.

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

    Changes in current insurance regulation may include increased governmental involvement in the insurance industry and initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Historically, the automobile insurance industry has been under pressure from time to time from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. For example, a rate freeze in late 2003 and premium roll-back in 2004 were instituted in Alberta. As a result, we have purposely reduced our business in Alberta until market conditions improve. We did not notice any material changes in market conditions in Alberta in 2006. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

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
    We depend on income from our investment portfolio for a substantial portion of our earnings. In 2004, 2005, and 2006, net investment income and net realized capital gains accounted for approximately 5.1%, 6.8% and 7.8%, respectively, of our consolidated revenue. A significant decline in investment yields in our investment portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2006, the fair value of our investment portfolio included $2.48 billion of fixed income securities. For 2004, 2005 and 2006, the change in net unrealized gains in our portfolio reflected an increase of $20.1 million, a decrease of $43.1 million and an increase of $8.3 million, respectively. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than that of the maturing security.

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
    We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2006, we had $208.1 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured.

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
    Kingsway Financial is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. For the year 2007, under these insurance regulatory restrictions, based on our December 31, 2006 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $515.9 million. In most jurisdictions payment of dividends is subject to prior regulatory approval. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

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
    Effective December 31, 2005 we prepared our consolidated financial statements in U.S. dollars. In 2006, 31% of our premiums came from our Canadian operations and are currently denominated in Canadian dollars. Therefore, fluctuations in the U.S. to Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. However, the reporting volatility has been reduced due to the larger portion of our operations conducting its business in our reporting currency, U.S. dollars.

    Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2006, our shareholders’ equity was reduced by $2.9 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

DISCLOSURE CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by the annual report have conducted an evaluation of the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective and designed to ensure that all material information required to be filed in the annual report has been made known to them in a timely fashion.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

KPMG LLP has served as the Registrant’s independent registered public accounting firm since 1989. In 2006 and 2005, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:

	Years Ended December 31,
in Canadian dollars	2006	2005
Audit fees	$4,237,000	$2,121,000
Audit-related fees	$190,000	$169,000
Tax fees	$162,000	$245,000
Other fees	$2,000	$2,000
Total	$4,591,000	$2,437,000

Pursuant to the terms of its charter, the Audit Committee establishes the independent registered public accounting firm’s fees. Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm. The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm’s independence. In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm’s independence. The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2006 and 2005.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various 2005 securities offerings of the Corporation and for the reviews of the Corporation's quarterly financial statements were $4,237,000 in fiscal year 2006 and $2,121,000 in fiscal year 2005. The 2006 audit fees include the audit of internal control over financial reporting as at December 31, 2006.

Audit-Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of the Corporation's financial statements were $190,000 in fiscal year 2006 and $169,000 in fiscal year 2005. This work primarily included advisory services on internal controls and French translation services in both 2006 and 2005.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $162,000 in fiscal year 2006 and $245,000 in fiscal year 2005. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2006 and 2005 and these services were related to a subscription for online accounting research.

OFF-BALANCE SHEET ARRANGEMENTS

See page 110 of Item 3 of this report. The off-balance sheet arrangements did not materially affect the liquidity of the Company.

CONTRACTUAL OBLIGATIONS

See page 109 of Item 3 of this report.

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

B.    Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.	Consent of KPMG LLP
2.	Consent of Towers Perrin Inc.
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 81 of 2006 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

March 30, 2007	By:	/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Page Number

1.	Consent of KPMG LLP	132
2.	Consent of Towers Perrin Inc.	133
99.1	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	134
99.2	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	135
99.3	Certification of William G. Star, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	136
99.4	Certification of W. Shaun Jackson, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	137
99.5	Page 81 of the 2006 Annual Report of Kingsway Financial Services Inc.	138