Form 40-F
period 2007-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2008-03-28
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.  20549

FORM 40-F

[Check one]

☐	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2007 Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

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

55,515,728 Common Shares outstanding as of December 31, 2007

            Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _______	82- _______	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ______

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 28, 2008 for the year ended December 31, 2007.	1
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2007 and 2006, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	20
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	49

Document No. 1

KINGSWAY FINANCIAL SERVICES INC.

2007 ANNUAL INFORMATION FORM

March 28, 2008

TABLE OF CONTENTS

1.	INCORPORATION	3

2.	INTER-CORPORATE RELATIONSHIPS	3

3.	GENERAL DEVELOPMENT OF THE BUSINESS	3

4.	NARRATIVE DESCRIPTION OF THE BUSINESS	4

5.	RISK FACTORS	6

6.	DIVIDEND POLICY	6

7.	DESCRIPTION OF CAPITAL STRUCTURE	6

8.	MARKET FOR SECURITIES	8

9.	DIRECTORS AND OFFICERS	9

10.	LEGAL PROCEEDINGS	11

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	11

12.	AUDIT COMMITTEE INFORMATION	12

13.	TRANSFER AGENT AND REGISTRAR	13

14.	INTERESTS OF EXPERTS	13

15.	ADDITIONAL INFORMATION	14

APPENDIX I		15

1.	INCORPORATION

Kingsway Financial Services Inc. ("KFSI" "Kingsway" or the "Company") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, KFSI filed articles of amendment deleting its private company share restrictions, subdividing KFSI's outstanding common shares on a three for one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, KFSI filed articles of amendment to subdivide the common shares on a two for one basis. On April 27, 1998, KFSI filed articles of amendment to subdivide the common shares on a two for one basis.

The principal and registered office of KFSI is located at 7120 Hurontario Street, Suite 800, Mississauga, Ontario, L5W 0A9.

2.	INTER-CORPORATE RELATIONSHIPS

KFSI's material subsidiaries and their inter-corporate relationship with KFSI as of the most recent financial year end are listed and described in Note 2 (a) to the consolidated financial statements of KFSI (the "Consolidated Financial Statements") contained in KFSI's 2007 Annual Report (the "Annual Report") which is incorporated herein by reference. All subsidiaries are 100% owned, directly or indirectly (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements).

3.	GENERAL DEVELOPMENT OF THE BUSINESS

KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, Kingsway General Insurance Company ("KGIC") has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. Since KFSI's initial public offering in 1995, KFSI has made selective acquisitions in Canada and the United States, including its insurance subsidiaries, American Service Insurance Company, Inc., U.S. Security Insurance Company, Jevco Insurance Company ("Jevco"), Southern United Fire Insurance Company, Universal Casualty Company, Lincoln General Insurance Company ("Lincoln"), York Fire & Casualty Insurance Company, American Country Insurance Company, Zephyr Insurance Company Inc. ("Zephyr"), Mendota Insurance Company and its wholly owned subsidiary Mendakota Insurance Company (collectively, "Mendota"). In 1998, KFSI established Avalon Risk Management Inc. to act as an insurance intermediary for specialty lines such as cargo insurance, surety bonds and other insurance coverage for the logistics industry.  In addition, insurance subsidiaries have developed specific books of business by entering into contracts with program managers. All of the dollar amounts are expressed in U. S. dollars, except where otherwise indicated. References to C$ are to Canadian dollars.

Significant events that have influenced the general development of the business over the last three years include:

(a)
the completion in July 2005 of the public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units ("LROC Preferred Units") due June 30, 2015, the net proceeds of which were used for a series of investments that included the purchase of an approximately C$74.1 million 7.12% senior notes due June 30, 2015 issued by an affiliate of KFSI;

(b)	the closing in October 2005 of the acquisition of HI Holdings, Inc. ("HI") for $24.6 million, which included HI's wholly owned subsidiary, Zephyr;

(c)
the completion in November 2005 of a program management agreement between Lincoln and The Robert Plan Corporation ("RPC"), which provided that Lincoln would assume the risk relating to assigned risk obligations acquired from other insurers, and in 2006 and early 2007, the subsequent purchase of the renewal rights of the RPC's assigned risk business for approximately $35.0 million;

(d)
the entering into in June 2006 of a new $175 million unsecured credit facility which matures in June 2009 to replace a C$150 million 364 day revolving credit facility originally entered into in March 2004;

(e)	the closing in April 2007 of the acquisition of Mendota. The purchase of approximately $51.1 million was financed through a combination of internal sources and KFSI's existing credit facilities;

(f)
the closing in July 2007 by Kingsway 2007 General Partnership ("Kingsway GP"), a wholly-owned subsidiary of KFSI, of a public offering of C$100,000,000 principal amount of 6% senior unsecured debentures of Kingsway GP for net proceeds of approximately $99,188,000.  The debentures are jointly and severally guaranteed by KFSI and Kingsway America Inc. ("Kingsway America").  The guarantee of Kingsway America is an unsecured senior obligation of Kingsway America and ranks equally with all of Kingsway America's other unsecured senior indebtedness and ranks senior to all existing and future subordinated indebtedness of Kingsway America;

(g)	the redemption in December 2007 of the previously issued C$78 million of 8.25% unsecured senior debentures which had a maturity date of December 31, 2007; and

(h)	the entering into in December 2007 of a 365 day C$70 million credit facility agreement, which supplements the existing $175 million that matures in June 2009.

4.	NARRATIVE DESCRIPTION OF THE BUSINESS

In 2007, non-standard automobile business became the largest business line for KFSI and accounted for 31% of KFSI's $1.96 billion of gross premiums written ("GPW") (GPW being the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2007. Non-standard automobile insurance is the insuring of automobile risks for drivers with worse than average driving records primarily as a result of accidents or traffic violations.

KFSI is considered to be one of the largest trucking insurers in North America according to data compiled from A.M. Best Company. This line of business comprised 21% of KFSI's GPW in 2007.

KFSI's premium distribution by line and geographic areas is set out in Note 14 to the Consolidated Financial Statements, which Note is incorporated herein by reference.

In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $193.6 million in 2007 as compared to $149.9 million in 2006.

The selected Supplemental Financial Information set out on page 86 of the Annual Report, which section is incorporated herein by reference, provides details of the GPW, underwriting profits, and key ratios from KFSI's insurance operations compared to industry results for the eight year period ending December 31, 2007.

Employees

As at December 31, 2007, KFSI employed an aggregate of approximately 2,900 personnel, none of whom are unionized. We believe our relationship with our employees is good.

Liquidity

Capital required for KFSI's business has been obtained from KFSI's public offerings of common shares and debt securities, its syndicated term and operating lending facilities, the issuance of trust preferred securities and internally generated net income. KFSI's operations create liquidity by collecting and investing premiums, as more fully discussed on page 39 of the Annual Report, which section is incorporated herein by reference.

Investment Portfolio

The fair value of KFSI's securities portfolio increased 14% to $3.51 billion as at December 31, 2007 from $3.09 billion as at December 31, 2006. Total returns on a pre-tax basis were 6.1% for the year compared with 5.2% for 2006. The investment portfolio as at December 31, 2007 and December 31, 2006 is comprised of assets from a number of different classes as reflected in Note 4 to the Consolidated Financial Statements set out on pages 71 to 72 of the Annual Report, which section is incorporated herein by reference.

Competitive Position

The insurance industry is price competitive in all markets in which KFSI's insurance subsidiaries operate. KFSI's subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks including terminating or repricing unprofitable business and focusing on good risks within specialty markets where limited competition allows for a good spread of risk and above average returns. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Through deliberate underwriting, pricing, risk selection, claims management, and non-renewal of unprofitable policies, KFSI has produced an underwriting profit in 13 of the last 18 years.

During 2007, KFSI increased its GPW 2% to $1.96 billion compared to $1.93 billion in 2006. The increases came primarily from the acquisition of Mendota and the impact of currency exchange rates. In certain segments of the insurance market, KFSI noticed a continued softening of the market and wrote reduced premium volumes. KFSI believes that it is better to write less business with higher profits than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios. In 2007, Kingsway's combined ratio from Canadian and U.S. Operations was 95.0% and 115.3%, respectively, compared with the industry averages of 92.4% and 95.6%, respectively.

5.	RISK FACTORS

The risks faced by KFSI are described on pages 47 to 56 of the Annual Report and this section is incorporated herein by reference.

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

KFSI paid and declared cash dividends in the aggregate amount of C$0.30 per share, C$0.26 per share and C$0.20 per share for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. KFSI has declared a quarterly dividend of C$0.075 per share payable on March 31, 2008.  Any decision to pay dividends on KFSI's common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

7.	DESCRIPTION OF CAPITAL STRUCTURE

(a)	Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which, as of March 17, 2008, 55,334,528 common shares were outstanding. All common shares have the same attributes, including the right to one vote per share.

On November 3, 2005, KFSI announced its intention to commence a normal course issuer bid ("NCIB") to repurchase up to 2,823,000 common shares of the Company, being approximately five percent of the total number of common shares then outstanding. Purchases were eligible to commence on November 8, 2005 and end no later than November 7, 2006. During this period, 562,800 common shares were repurchased at an average price of C$22.13. On November 7, 2006, KFSI announced its intention to commence another NCIB to repurchase up to 2,800,000 common shares, ending no later than November 8, 2007 and being no more than five percent of the total number of common shares outstanding.  During this period, 563,600 common shares were repurchased at an average price of C$23.01.  On November 9, 2007, KFSI announced its intention to commence another NCIB to repurchase up to 2,780,000 common shares, ending no later than November 12, 2008 and being no more than 5% of the total number of common shares outstanding.  For the period November 13, 2007 to December 31, 2007, KFSI had repurchased 123,700 of its common shares at an average price of C$16.14.  For the year ended December 31, 2007, 445,100 common shares had been repurchased at an average price of C$20.35.

Change of Control

Many state insurance laws intended primarily for the protection of policyholders require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states.

Any future transactions that would constitute a change in Control of our U.S. insurance company subsidiaries, including a change of Control of KFSI, would generally require the party acquiring Control to obtain the prior approval by the insurance departments of the insurance subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

In addition, Jevco is a federal property and casualty insurance company continued under the Insurance Companies Act (Canada) (the "ICA"), and licensed to carry on property and casualty insurance business in all of the provinces and territories of Canada. The ICA is administered, and activities of Jevco are supervised, by the Office of the Superintendent of Financial Institutions (the "OSFI"). Under the ICA, advance approval by the OSFI is required prior to the acquisition of a significant interest in an insurance company licensed thereunder. A "significant interest" is generally a direct or indirect ownership interest representing 10% of the voting rights or 25% of the shareholders' equity of an insurance company.

(b)	Debt Securities

Kingsway America, a subsidiary of KFSI, has issued $125 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by KFSI. The notes will be redeemable at Kingsway America's option on or after February 1, 2009.

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

In July 2005, in connection with the offering of LROC Preferred Units, an affiliate of KFSI issued an unsecured senior note in the principal amount of C$74.1 million. This note bears interest at the rate of 7.12% per annum and mature on June 30, 2015.

In July 2007, Kingsway GP, a subsidiary of KFSI, issued C$100,000,000 principal amount of 6% senior unsecured debentures.  These debentures bear interest at the rate of 6% per annum and mature on July 11, 2012.

(c)	Ratings

The ratings received from rating organizations for securities of KFSI are described on page 43 of the Annual Report and this section is incorporated herein by reference.

8.	MARKET FOR SECURITIES

(a)	Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") (Symbol: KFS).

The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSX for the periods indicated in Canadian dollars:

Month	High	Low	Volume
January 2007	25.45	23.43	2,797,000
February 2007	26.07	21.56	7,317,000
March 2007	22.65	20.21	5,112,800
April 2007	24.37	21.44	3,130,000
May 2007	23.15	19.62	5,513,300
June 2007	20.72	19.69	3,567,800
July 2007	20.15	18.72	2,485,000
August 2007	20.75	17.75	3,614,300
September 2007	19.65	18.27	2,167,400
October 2007	19.80	17.56	3,876,900
November 2007	19.87	15.53	4,242,000
December 2007	16.15	10.77	5,908,700

(b)	Prior Sales

No common shares of KFSI were issued during the fiscal year ending December 31, 2007 except for 76,303 common shares issued on the exercise of options granted pursuant to KFSI's Amended and Restated Stock Option Plan.

9.	DIRECTORS AND OFFICERS

(a)	Name, Occupation and Security Holding

The following table and the notes thereto state the names of all executive officers of the Company, all other positions or offices with the Company and its subsidiaries now held by them, their principal occupations or employment and the number of common shares and options of the Company beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 17, 2008. The same information relating to the Directors of the Company is contained in the "Election of Directors" section of the Management Information Circular of KFSI dated March 17, 2008, which section is incorporated herein by reference.

Name and Municipality of Residence	Position with the Company	Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held
W. Shaun Jackson, Oakville, ON(1)	President and Chief Executive Officer, KFSI	106,637	421,000
Shelly Gobin Mississauga, ON(2)	Vice President and Chief Financial Officer, KFSI	75,061	52,500
Frank Amodeo Toronto, ON	Vice President, KFSI	9,204	47,500
Denis Cloutier Newmarket, ON	Vice President and Chief Actuary - Canadian Operations, KFSI	1,772	32,500
Dennis Fielding Pickering, ON	Vice President, KFSI	6,180	50,500
Anastassia Plitman Maple, ON	Vice President, Internal Audit, KFSI	230	4,500
Tom Mallozzi Brampton, ON	Vice President, Underwriting, KFSI	794	19,500
Claude Smith Cambridge, ON	Vice President and Chief Information Officer, KFSI	4,148	48,500
Andrew Wright Toronto, ON	Vice President, Reinsurance and Risk Management, KFSI	1,407	20,500
Kathleen Howie Oakville, ON	Assistance Vice President and Chief Legal Counsel, KFSI	Nil	Nil
Notes:

(1)
William G. Star retired as President and Chief Executive Officer of KFSI effective December 31, 2007.  Mr. Jackson was appointed as President and Chief Executive Officer of KFSI effective January 1, 2008.

(2)
W. Shaun Jackson was KFSI's Executive Vice President and Chief Financial Officer until December 31, 2007, when he was appointed as KFSI's President and Chief Executive Officer.  Ms. Gobin was appointed as Vice President and Chief Financial Officer effective January 11, 2008.

Denis Cloutier joined KFSI in January 2001 as Chief Actuary and was promoted to Vice President and Chief Actuary, Canadian Operations in September 2006.

Anastassia Plitman joined KFSI in July 2007. Prior thereto, Ms. Plitman was the Director of the Internal Audit and Controls Practice for Jefferson Wells International in Canada from February 2005 to June 2007.  From September 1998 to January 2005, Ms. Plitman was the Director of Internal Audit for Nortel Networks.

Tom Mallozzi joined KFSI in December 2005. Prior thereto, Mr. Mallozzi was with Kingsway General as Vice President, Personal Lines from January 2003 until December 2005. From November 1998 to December 2002 Mr. Mallozzi was Manager, Personal Lines with Allianz Insurance Company.

Andrew Wright joined KFSI in July 2004. Prior thereto, Mr. Wright was Senior Reinsurance Underwriter at Aviva Canada Inc. from April 2002 to July 2004. From October 2000 to April 2002, Mr. Wright was a consultant and teaching advisor for the Insurance Institute of Canada.

Kathleen Howie joined KFSI in December 2007. Prior thereto, Ms. Howie was formally in the General Counsel of Chubb Insurance Company of Canada from September 2006 to December 2007. From September 2005 to August 2006 she was a member of the Corporate Legal Counsel department at RBC Insurance.  From August 2003 to August 2004, Ms. Howie was a Special Associate at Blaney McMurty LLP.  Prior to moving in-house Ms. Howie practiced privately for insurers in a variety of complex commercial matters.

Except as noted above, for the past five years, each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 312,843 (0.57%) of the total outstanding common shares of KFSI. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such officers of KFSI.

The Company does not have an Executive Committee. In 2007, Mr. Walsh served as KFSI's Lead Director. The Board of Directors (the "Board") has established an Audit Committee comprised solely of outside Directors, namely Messrs. Atkins, Di Giacomo, Farnam and Walsh. In addition, the Board has established a Nominating Committee comprised of Messrs. Atkins, Walsh, Reeve and Sullivan, a Compensation and Management Resources Committee comprised of Messrs. Farnam, Di Giacomo, Beamish and Gillespie and an Investment Committee which in 2007 was comprised of Messrs. Di Giacomo, Star, Sullivan and Walsh.  In 2008, it is expected that Mr. Jackson will be appointed to replace Mr. Star as a member of the Investment Committee.  In 2007, the Board established a Special Committee, comprised of Messrs. Atkins, Di Giacomo, Reeve and Walsh.

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

In connection with its operations, KFSI and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and KFSI does not believe that it will incur any significant additional loss or expense in connection with such actions.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Audit Committee reviewed all related party transactions between KFSI and its subsidiaries and the officers and directors of KFSI. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately $67,855 paid by a cruise ship operator to a corporation owned by the spouse of the former President and Chief Executive Officer of KFSI for an incentive cruise sponsored by KFSI for certain of its brokers.

12.	AUDIT COMMITTEE INFORMATION

(a)	Composition of the Audit Committee

The Audit Committee of KFSI is composed of the following four members: David H. Atkins, Thomas A. Di Giacomo, Walter E. Farnam and F. Michael Walsh. Mr. Farnam was appointed a member in February 2006. The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and the NYSE rules. In addition, the Board has determined that Mr. Atkins is an "Audit Committee Financial Expert" as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

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

Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the Chairman of RDM Corporation and is a member of the St. Michael's College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth. Mr. Di Giacomo sits on the Board of several companies including Cinram International Income Fund, Xceed Mortgage Corporation, and Menu Foods Income Fund.

Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June 1998, Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America. Mr. Farnam is currently the chair of the board of directors of Crozer-Keystone Health System, a not-for-profit organization.

F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada. He is a Past-chair of the Board of Governors of the University of Guelph and received the Queen's Golden Jubilee Medal in 2003 for excellence in leadership and governance of a postsecondary institution as a volunteer. Mr. Walsh sits on the Board of Neo Material Technologies Inc., a corporation whose shares are listed on the TSX.

(b)	Shareholders' Auditors' Service Fees

Aggregate fees paid to the Shareholders' Auditors during the fiscal years ended December 31, 2007 and 2006 were as follows:

(in Canadian dollars)	2007 Fee Amount	2006 Fee Amount
Audit Fees	$4,586,000	$4,237,000
Audit-related Fees	$74,000	$190,000
Tax Fees	$208,000	$162,000
All Other Fees	$2,000	$2,000
Total:	$4,870,000	$4,591,000

13.	TRANSFER AGENT AND REGISTRAR

KFSI's transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

14.	INTERESTS OF EXPERTS

(a)	Names of Experts

KPMG LLP prepared auditors' reports in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2007 and in regard to the Company's internal control over financial reporting at December 31, 2007. The Canadian Institute of Chartered Accountants gives authority to the reports.

Pierre Laurin, of the Tillinghast insurance consulting business of Towers Perrin Inc., prepared an actuary report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2007. The Canadian Institute of Actuaries gives authority to the report.

(b)	Interests of Experts

KPMG LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U.S. Securities Exchange Commission.

Pierre Laurin, of Tillinghast, a business of Towers Perrin Inc. has advised that he is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Canadian Institute of Actuaries.

15.	ADDITIONAL INFORMATION

Financial information about the Company is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2007, and additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI's Proxy Circular dated as of March 17, 2008 in connection with its Annual Meeting of Shareholders to be held on May 8, 2008, which involves the election of directors.

Copies of the Annual Information Form, as well as copies of the 2007 Annual Report of KFSI for the year ended December 31, 2007 and Proxy Circular dated March 17, 2008 may be obtained from:

Kingsway Financial Services Inc., Secretary
c/o Fogler, Rubinoff LLP
95 Wellington Street West
Suite 1200,
Toronto-Dominion Centre
Toronto, Ontario M5J 2Z9

Telephone:         416-941-8857
Fax:                      416-941-8852

APPENDIX I

KINGSWAY FINANCIAL SERVICES INC.
AUDIT COMMITTEE CHARTER

I.	Purpose

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

5.
Review by the Board of Directors of the Company's quarterly financial results and related documents prior to the release of earnings and/or the company's quarterly financial statements prior to filing or distribution.

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

29.
Establish, review, and update periodically a Code of Ethics for the CEO and other Senior Financial Officers and Code of Business Conduct and Ethics for others and ensure that management has established a system to enforce these Codes.

30.	The Audit Committee will annually review a summary of director and officers' related party transactions and potential conflicts of interest.

December 2007

Document No. 2

Consolidated Financial Statements of

KINGSWAY FINANCIAL SERVICES INC.

As at December 31, 2007 and 2006

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S STATEMENT ON RESPONSIBILITY FOR FINANCIAL INFORMATION

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

ROLE OF THE ACTUARY

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, the independent actuary, Pierre Laurin of the Tillinghast insurance consulting business of Towers Perrin Inc., carries out a review of management’s valuation of the estimated unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the estimated unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. In performing the review of these estimated liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, and develops appropriate methodologies taking into consideration the circumstances of the Company and the nature of the insurance policies in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In carrying out its work, the independent actuary makes use of the work of the external auditors with regards to data upon which their calculations are based.
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

ROLE OF THE AUDITOR

The independent registered public accounting firm, KPMG LLP, has been appointed by the Audit Committee and ratified by the shareholders. Its responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and in 2006 and 2007 the standards of the Public Company Accounting Oversight Board (United States) and to report thereon to the shareholders. In carrying out their audit procedures relating to the claims liabilities of the Company, the auditors make use of the work and report of the independent actuary. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

W. Shaun Jackson President & Chief Executive Officer March 28, 2008	Shelly Gobin Vice President & Chief Financial Officer

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

Management has used the Internal Control - Integrated Framework to assess the effectiveness of the Company’s internal control over the financial reporting as of December 31, 2007, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
During 2007 the Company acquired Mendota Insurance Company and its wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency (“Mendota companies”). Due to the timing of this acquisition, Management has excluded from its assessment of effectiveness the Mendota companies internal control over financial reporting associated with total assets of $160 million (or 3.4% of total assets) and total revenues of $129 million (or 6.3% of total revenues) included in the consolidated financial statements for the Company as of and for the year ended December 31, 2007.
Except for the exclusion as noted in the preceding paragraph, Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 and has concluded that such internal control over financial reporting is effective as of December 31, 2007.
The independent registered public accounting firm, KPMG LLP, appointed by the Audit Committee and ratified by the shareholders, who have audited the consolidated financial statements, have also audited the internal control over financial reporting and have issued an attestation on the effectiveness of the Company’s internal control over financial reporting.

W. Shaun Jackson	Shelly Gobin
President & Chief Executive Officer	Vice President & Chief Financial Officer
March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:
We have audited Kingsway Financial Services Inc.’s (“the Company’s”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding preventionor timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Kingsway Financial Services Inc. acquired Mendota Insurance Company and Mendakota Insurance Company (“Mendota Companies”) during 2007, and management excluded from its assessment of the effectiveness of Kingsway Financial Services Inc.’s internal control over financial reporting as of December 31, 2007, Mendota Companies’ internal control over financial reporting associated with total assets of $160 million (or 3.4% of total assets) and total revenues of $129 million (or 6.3% of total revenues) included in the consolidated financial statements of Kingsway Financial Services Inc. as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Kingsway Financial Services Inc. also excluded an evaluation of the internal control over financial reporting of Mendota Companies.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants,
Licensed Public Accountants
Toronto, Canada
March 28, 2008

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:
We have audited the consolidated balance sheets of Kingsway Financial Services Inc. (the “Company”) as at December 31, 2007 and December 31, 2006 and the related consolidated statements of operations, statements of changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2008 expressed an unqualified opinion on the effectiveness of, the Company’s internal control over financial reporting.

Chartered Accountants,
Licensed Public Accountants
Toronto, Canada
March 28, 2008

ACTUARY’S REPORT

I have reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheet at December 31, 2007 and 2006 and their changes in the consolidated statement of operations for the years then ended in accordance with Canadian accepted actuarial practice.

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

Pierre Laurin, Towers Perrin Inc.

Fellow Canadian Institute of Actuaries
March 28, 2008

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

As at December 31
	2007	2006
Assets
Cash and cash equivalents	$161,635	$129,706
Securities (Note 4)	3,256,365	2,861,562
Accrued investment income	33,186	28,365
Financed premiums	91,851	67,528
Accounts receivable and other assets	365,410	318,332
Due from reinsurers and other insurers (Note 10)	207,137	208,090
Deferred policy acquisition costs	176,202	158,527
Income taxes recoverable	1,348	2,017
Future income taxes (Note 11)	114,066	75,212
Capital assets (Note 6)	133,431	108,149
Goodwill and intangible assets (Notes 2(e), 13(a), (b) & (c))	116,774	90,850
	$4,657,405	$4,048,338
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness (Note 15(a))	$172,436	$52,149
Loans payable (Note 15(d))	66,222	66,222
Accounts payable and accrued liabilities	144,940	124,760
Unearned premiums	758,490	682,452
Unpaid claims (Note 12)	2,267,082	1,939,363
Senior unsecured debentures (Note 15(b))	220,080	191,930
Subordinated indebtedness (Note 15(c))	87,354	90,500
	$3,716,604	$3,147,376
Shareholders’ equity:
Share capital (Note 7)	326,151	328,473
Contributed surplus	7,619	5,352
Retained earnings	521,165	560,126
Accumulated other comprehensive income (Notes 1 and 2(c))	85,866	7,011
	940,801	900,962
Contingent liabilities (Note 17)
	$4,657,405	$4,048,338

See accompanying notes to consolidated financial statements.

On behalf of the Board:

F. Michael Walsh	David H. Atkins
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share amounts)

Years ended December 31
	2007		2006		2005
Gross premiums written		$1,962,740		$1,932,750		$1,894,660
Net premiums written		$1,818,902		$1,803,382		$1,824,393
Revenue:
Net premiums earned (Note 10)		$1,842,118		$1,766,497		$1,791,943
Net investment income (Note 4)		141,456		120,871		93,035
Net realized gains (Note 4)		52,111		28,987		38,239
		2,035,685		1,916,355		1,923,217
Expenses:
Claims incurred (Notes 10 and 12)		1,436,340		1,234,525		1,224,506
Commissions and premium taxes (Note 10)		334,800		328,443		361,875
General and administrative expenses		243,082		182,256		155,773
Interest expense		38,867		30,247		25,921
Amortization of intangible assets		4,007		1,030		795
		2,057,096		1,776,501		1,768,870
Income (loss) before income taxes		(21,411)		139,854		154,347
Income taxes (recovery) (Note 11):
Current		34,587		33,160		28,208
Future		(37,472)		(16,615)		(8,869)
		(2,885)		16,545		19,339
Net income (loss)		$(18,526)		$123,309		$135,008
(Loss) earnings per share (in dollars) (Note 7):
Basic		$(0.33)		$2.19		$2.39
Diluted		$(0.33)		$2.17		$2.37
Dividends declared per common share (in dollars)	C$	0.30	C$	0.26	C$	0.20

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

Years ended December 31
	2007	2006	2005
Share capital
Balance at beginning of year	$328,473	$331,470	$328,544
Issued during the year	1,082	3,004	2,926
Repurchased for cancellation	(3,404)	(6,001)	-
Balance at end of year	326,151	328,473	331,470
Contributed surplus
Balance at beginning of year	$5,352	$3,237	$1,769
Stock option expense	2,267	2,115	1,468
Balance at end of year	7,619	5,352	3,237
Retained earnings
Balance at beginning of year	$560,126	$460,050	$334,468
Net income (loss) for the year	(18,526)	123,309	135,008
Common share dividends	(15,710)	(12,988)	(9,426)
Repurchase of shares for cancellation	(4,725)	(10,245)	-
Balance at end of year	521,165	560,126	460,050
Accumulated other comprehensive income
Balance at beginning of year	$7,011	$9,958	$1,720
Cumulative effect of adopting new accounting policies (Note 1)	17,672	-	-
Other comprehensive income (loss) (Notes 1 and 2(c))	61,183	(2,947)	8,238
Balance at end of year	85,866	7,011	9,958
Total shareholders’ equity at end of year	$940,801	$900,962	$804,715

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

Years ended December 31
	2007	2006	2005
Comprehensive income
Net income (loss)	$(18,526)	$123,309	$135,008
Other comprehensive income (loss), net of taxes:
• Change in unrealized gains on available-for-sale securities:
Unrealized gains arising during the year, net of income taxes[1]	19,885	-	-
Reclassification to net income (loss) of realized gains, net of income taxes [2]	(13,312)	-	-
• Unrealized gains (losses) on translating financial statement
of self-sustaining foreign operations	54,610	(2,947)	8,238
Other comprehensive income (loss)	61,183	(2,947)	8,238
Comprehensive income	$42,657	$120,362	$143,246

(1)   Net of income tax of $803
(2)   Net of income tax of $5,100

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31 (in thousands of U.S. dollars)

Years ended December 31
	2007	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss)	$(18,526)	$123,309	$135,008
Items not affecting cash:
Amortization of intangibles	4,007	1,030	795
Amortization of capital assets and deferred charges	11,535	6,598	6,884
Future income taxes	(36,271)	(17,362)	(6,924)
Net realized gains	(52,111)	(28,987)	(38,239)
Amortization of bond premiums and discounts	(7,951)	(2,667)	10,825
	(99,317)	81,921	108,349
Change in non-cash balances:
Deferred policy acquisition costs	(17,307)	(9,801)	(2,868)
Due from reinsurers and other insurers	(177,024)	29,266	34,713
Decrease in funds withheld payable to reinsurer	-	-	(78,691)
Unearned premiums	35,918	34,037	(10,386)
Unpaid claims	291,254	95,036	149,891
Increase in contributed surplus	2,267	2,115	1,468
Net change in other non-cash balances	31,295	(65,345)	71,271
	67,086	167,229	273,747
Financing activities:
Increase in share capital, net	1,082	3,004	2,926
Repurchase of common shares for cancellation	(8,129)	(16,246)	-
Common share dividend	(15,710)	(12,988)	(9,426)
Increase in bank indebtedness and loans payable	111,776	40,845	17,378
Increase in senior unsecured debentures	17,274	-	-
	106,293	14,615	10,878
Investing activities:
Purchase of securities	(4,135,457)	(3,279,985)	(2,590,018)
Proceeds from sale of securities	4,074,167	3,164,215	2,356,581
Financed premiums receivable, net	(14,440)	18,369	3,973
Acquisitions (Note 13)	(44,721)	(22,415)	(11,892)
Additions to capital assets	(20,999)	(43,356)	(19,338)
	(141,450)	(163,172)	(260,694)
Increase in cash position during the year	31,929	18,672	23,931
Cash and cash equivalents, beginning of year	129,706	111,034	87,103
Cash and cash equivalents, end of year	$161,635	$129,706	$111,034
Supplementary disclosure of cash information:
Represented by:
Cash on hand and balances with banks	147,478	126,887	100,290
Investments with maturities less than 30 days	14,157	2,819	10,744
Cash and cash equivalents, end of year	$161,635	$129,706	$111,034
Cash paid for:
Interest	$36,242	$30,170	$25,474
Income taxes	38,894	45,659	13,141

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

31	NOTE 1	CHANGE IN ACCOUNTING POLICY

32	NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

33	NOTE 3	FUTURE CHANGE IN ACCOUNTING POLICY AND DISCLOSURE

34	NOTE 4	SECURITIES

35	NOTE 5	FINANCIAL INSTRUMENTS

36	NOTE 6	CAPITAL ASSETS

37	NOTE 7	SHARE CAPITAL

37	NOTE 8	STOCK-BASED COMPENSATION

38	NOTE 9	PENSION BENEFITS

39	NOTE 10	UNDERWRITING POLICY AND REINSURANCE CEDED

39	NOTE 11	INCOME TAXES

40	NOTE 12	UNPAID CLAIMS

41	NOTE 13	ACQUISITIONS

41	NOTE 14	SEGMENTED INFORMATION

43	NOTE 15	INDEBTEDNESS

43	NOTE 16	VARIABLE INTEREST ENTITIES

44	NOTE 17	COMMITMENTS AND CONTINGENT LIABILITIES

44	NOTE 18	SECURITIZATION TRANSACTION

44	NOTE 19	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

45	NOTE 20	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

NOTE 1    CHANGE IN ACCOUNTING POLICY:

On January 1, 2007, the Company adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income.
Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments other than insurance contracts must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments other than insurance contracts, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.
Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. A new statement of Comprehensive Income now forms part of the Company’s financial statements. Accumulated other comprehensive income is a separate component of shareholders’ equity.
Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.
Under adoption of these new standards, as at January 1, 2007 the Company classified all its investment securities as available-for-sale (“AFS”) except for derivative instruments which are classified as held-for-trading (“HFT”). Available-for-sale and held-for-trading securities are measured at fair value. Accounts receivable, accrued investment income and financed premiums are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, loans payable, accounts payable and accrued liabilities, senior unsecured debentures and subordinated indebtedness are classified as other financial liabilities, which are measured at amortized cost.
As required, except to classify unrealized foreign currency translations gains/(losses) on net investments in self-sustaining foreign operations under the new caption “accumulated other comprehensive income (loss)”, prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

Balance sheet category	January 1, 2007 increase
Available-for-sale securities[1]	$26,470
Income taxes[2]	8,798
Accumulated other comprehensive income (after-tax impact)[3]	17,672

1 To record these securities at fair value
2 To record income taxes on the components of accumulated other comprehensive income
3 After-tax impact related to net unrealized gains on available-for-sale securities

The components of accumulated other comprehensive income (loss) as at December 31, 2007 and 2006, and other comprehensive income (loss) for the years then ended are as follows:

Accumulated other comprehensive income (loss)
	Opening balance	Transition	Net change	Ending balance	Ending balance
	December 31, 2006	January 1, 2007		December 31, 2007	December 31, 2006
Unrealized gains (losses) on translating financial statement of self-sustaining foreign operation	7,011	-	54,610	61,621	7,011
Unrealized gains, net of income taxes	-	17,672	19,885	37,557	-
Reclassification to net income (loss) of realized gains, net of income taxes	-	-	(13,312)	(13,312)	-
Accumulated other comprehensive income (loss)	7,011	17,672	61,183	85,866	7,011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)           Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its subsidiaries. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition. The Company holds interests in variable interest entities that are not included in the consolidated financial statements and which are more fully described in Note 16.
The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: 7120 Hurontario Limited Partnership (Ontario); American Country Holdings Inc. (Illinois); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Country Professional Services Corp. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); Auto Body Tech Inc. (Florida); Funding Plus of America (Alabama); Hamilton Risk Management Company (Florida); HI Holdings, Inc. (Hawaii); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway 2007 General Partnership (Delaware); Kingsway America Inc. (Delaware); Kingsway Finance Nova Scotia, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); MIC Holdings Inc. (Minnesota); Mendota Insurance Company (Minnesota); Mendakota Insurance Company (Minnesota); Southern United Holding, Inc. (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); York Fire & Casualty Insurance Company (Ontario); Zephyr Insurance Company (Hawaii); and RPC Insurance Agency L.L.C. (Delaware).

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

(c)           Securities:
Commencing January 1, 2007, all financial instruments previously classified as investments were designated as available-for-sale securities with the exception of derivative instruments which are classified as held-for-trading securities (“HFT”). AFS securities are carried at fair value and the unrealized gains and losses are included in Accumulated Other Comprehensive Income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are recorded in the statement of operations. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “Net realized gains”. HFT securities are carried at fair value and unrealized gains and losses are included in the statement of operations.
Prior to the adoption of the new guidance, fixed term investments were carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares were carried at cost.
Dividends and interest income from these securities are included in “Net investment income”. Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date.
The Company accounts for all financial instruments using trade date accounting.
Transaction costs are capitalized and, where applicable, amortized over the expected life of the instrument using the effective interest rate method.
The Company conducts a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold securities for a period of time sufficient to allow for any anticipated recovery.

(d)           Cash and cash equivalents:
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
Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2007 and 2006, the carrying values of goodwill were $72,106,000 and $69,030,000, respectively.
When the Company acquires a subsidiary or other business where it exerts significant influence or acquires certain assets, intangible assets may be acquired, which are recorded at their fair value at the time of the acquisition. An intangible asset with a definite useful life is amortized to income over its defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value. At December 31, 2007 and 2006 intangible assets with definite useful lives, net of accumulated amortization, were $34,615,000 and $19,570,000, respectively.
Intangible assets with indefinite useful lives are not subject to amortization and are tested at least annually for impairment to ensure that fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined. At December 31, 2007 and 2006 the Company had intangible assets with an indefinite life of $10,053,000 and $2,250,000, respectively.
Amortization of intangible assets reported in the Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 was $4,007,000, $1,030,000 and $795,000, respectively. There were no write-downs of goodwill or intangible assets due to impairment during the years ended December 31, 2007, 2006, and 2005.

(f)           Deferred policy acquisition costs:
The Company defers brokers’ commissions, premium taxes and other underwriting and marketing costs directly relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

(g)          Premium revenue and unearned premiums:
The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums is earned during the summer months, which constitute the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year end.
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
These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the accounting period in which they are determined.

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

(j)           Translation of foreign currencies:
The consolidated financial statements have been presented in U.S. dollars as the Company’s principal investments and cash flows are influenced primarily by the U.S. dollar. The operations of its subsidiaries in Canada, Bermuda and its head office operations are self sustaining. Assets and liabilities of non U.S. dollar denominated subsidiaries are translated at year end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity under the caption “Accumulated Other Comprehensive Income”. The currency translation adjustment will change with fluctuations in the Canadian to U.S. dollar exchange rate.
Commencing January 1, 2007, unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Operations. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.
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

(l)           Stock-based compensation plan:
The Company has a stock-based compensation plan which is described in Note 8. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds, together with the amount recorded in contributed surplus, is recorded in share capital.
No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of these stock options is credited to share capital.
During 2006 the Company adopted the recommendation of EIC 162 relating to stock-based compensation for employees eligible to retire before the vesting date. The additional stock compensation expense relating to eligible employees for fiscal year 2007 and 2006 was $145,000 and $648,000 respectively.

(m)         Capital assets:
Capital assets are reported in the financial statements at amortized cost. Amortization of capital assets has been provided using the straight-line method over the estimated useful lives of such assets. The useful lives range from 10 to 40 years for buildings, 3 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 3 to 5 years for computers and software, and 3 to 5 years for automobiles.

NOTE 3    FUTURE CHANGE IN ACCOUNTING POLICY AND DISCLOSURE:

In December 2006, the CICA issued three new accounting standards: Accounting Changes, Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation. The following summarizes the future accounting changes that will be relevant to the Company’s consolidated financial statements commencing January 1, 2008.
Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section 3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii) information about the risk management function and the reporting and measurement systems used; (iii) the entity’s policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis. Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 4    SECURITIES: The amortized cost and fair values of investments are summarized below:

December 31, 2007
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$393,788	$836	$69	$394,555
Bonds:
Canadian	- Government	260,309	4,164	115	264,358
	- Corporate	368,243	1,834	6,464	363,613
U.S.	- Government	90,305	2,270	13	92,562
	- Corporate	1,461,177	23,153	8,657	1,475,673
Other	- Government	15,492	-	106	15,386
	- Corporate	204,876	4,381	812	208,445
Sub-total		$2,794,190	$36,638	$16,236	$2,814,592
Common shares	- Canadian	224,086	25,624	12,786	236,924
	- U.S.	194,545	16,045	12,847	197,743
Preferred shares	- Canadian	8,211	-	1,828	6,383
	- U.S.	780	-	57	723
		$3,221,812	$78,307	$43,754	$3,256,365

December 31, 2006
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$379,574	$45	$491	$379,128
Bonds:
Canadian	- Government	221,458	2,585	294	223,749
	- Corporate	293,849	5,068	689	298,228
U.S.	- Government	70,275	334	1,077	69,532
	- Corporate	1,304,110	3,906	18,873	1,289,143
Other	- Government	40,326	348	724	39,950
	- Corporate	185,268	1,592	2,751	184,109
Sub-total		$2,494,860	$13,878	$24,899	$2,483,839
Common shares	- Canadian	182,326	28,927	11,888	199,365
	- U.S.	184,376	23,942	3,490	204,828
		$2,861,562	$66,747	$40,277	$2,888,032

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2007 and 2006. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

	December 31,2007
			Over
	0-6 months	6-12 months	12 months	Total
Common and Preferred Shares
Number of positions	154	32	7	193
Fair value	$176,701	$26,630	$1,662	$204,993
Carrying Value	196,584	33,725	2,202	232,511
Unrealized Loss	(19,883)	(7,095)	(540)	(27,518)
Term Deposits and Bonds
Number of positions	141	91	216	448
Fair value	$297,337	$174,687	$543,268	$1,015,292
Carrying value	301,917	179,921	549,690	1,031,528
Unrealized loss	(4,580)	(5,234)	(6,422)	(16,236)
Total
Number of positions	295	123	223	641
Fair value	$474,038	$201,317	$544,930	$1,220,285
Carrying value	498,501	213,646	551,892	1,264,039
Unrealized loss	(24,463)	(12,329)	(6,962)	(43,754)

December 31, 2006
			Over
	0-6 months	6-12 months	12 months	Total
Common Shares
Number of positions	117	7	11	135
Fair Value	$95,247	$24,447	$3,892	$123,586
Carrying Value	106,904	27,516	4,544	138,964
Unrealized loss	(11,657)	(3,069)	(652)	(15,378)
Term Deposits and Bonds
Number of positions	163	41	365	569
Fair value	$454,889	$255,388	$903,409	$1,613,686
Carrying Value	456,673	256,391	925,521	1,638,585
Unrealized loss	(1,784)	(1,003)	(22,112)	(24,899)
Total
Number of positions	280	48	376	704
Fair Value	$550,136	$279,835	$907,301	$1,737,272
Carrying Value	563,577	283,907	930,065	1,777,549
Unrealized loss	(13,441)	(4,072)	(22,764)	(40,277)

Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices.
Management has reviewed currently available information regarding those investments whose estimated fair values are less than their carrying amounts and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amounts exceed fair value can be held until maturity when management expects to receive the principal amount. Principally, unrealized losses on debt securities have arisen due to increases in market interest rates rather than deteriorating creditworthiness of the issuers.
Management performs a quarterly analysis of the Company’s investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:
•	identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;
•	obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

•	reviewing the trading range of certain securities over the preceding calendar period;
•	assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;
•	assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record; and
•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.

     The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:

•	the opinion of professional investment managers could be incorrect;
•	the past trading patterns of individual securities may not reflect future valuation trends;
•	the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and
•	the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect the company’s unknown underlying financial problems.

Net investment income for the years ended December 31 is comprised as follows:

	2007	2006	2005
Investment income:
Interest on short-term investments	$21,437	$17,547	$9,881
Interest on bonds	108,612	90,826	73,615
Dividends	12,536	12,026	8,939
Premium finance	4,951	5,836	7,059
Other	2,057	2,258	1,447
Gross investment income	149,593	128,493	100,941
Investment expenses	8,137	7622	7906
Net investment income	$141,456	$120,871	$93,035

Net realized gains for the years ended December 31, 2007, 2006, and 2005 were $52,111,000, $28,987,000 and $38,239,000, respectively. Included in net realized gains were adjustments to the carrying values of investments for declines in market value considered other than temporary of $20,410,000, $4,582,000 and $4,806,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
As at December 31, 2007, bonds and term deposits with an estimated fair value of $48,120,000 (2006 - $40,260,000) were on deposit with regulatory authorities.

NOTE 5    FINANCIAL INSTRUMENTS:

(a)          Financial risk management objectives and policies:
By virtue of the nature of the Company’s business activities, financial instruments make up the majority of the balance sheet. The risks which arise from transacting financial instruments include credit risk, price risk, liquidity risk and cash flow risk. Price risk arises from changes in interest rates, foreign currency exchange rates and changes in market conditions whether caused by factors specific to an individual instrument or factors affecting all instruments traded in the market.
Further details are provided below on the risk management objectives and policies as they relate to the specific financial risks:

Credit risk:
The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The Company has policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds). The Company’s credit exposure to any one individual policyholder is not material. The Company’s policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvency.

Price, liquidity and cash flow risk:
The Company is exposed to:
•	Changes in the value of its fixed income securities to the extent that market interest rates change;
•	Foreign currency risks with respect to securities, receivables and policies denominated in foreign currencies;
•	Changes in the value of equity and fixed income securities as a result of market conditions
•	The risk of losses to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows; and
•	The risk that future inflation of policyholder cash flows exceeds returns on long-dated investment securities.

To mitigate these risks, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency.

(b)          Fair value:
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and are best evidenced by quoted market prices, if they exist. Some of the Company’s financial liabilities lack an active trading market. Therefore, these instruments have been valued using present value or other valuation techniques and thus, may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. Also, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. For the Company’s financial instruments carried at cost or amortized cost, the book value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes as it is the company’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Refer to Note 4 with respect to fair value disclosure on securities. The fair value of unpaid claims and the fair value of amounts due from reinsurers and other insurers have been omitted because it is not practicable to determine their fair value with sufficient reliability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The tables below summarizes the fair valuation of debt liabilities.

As at December 31	Total Fair Value*	Total Carrying Value	2007 Favourable/ (Unfavourable)
Loans Payable	$54,493	$66,222	$11,729
Senior unsecured debentures	221,517	220,080	(1,437)
Subordinated indebtedness	90,500	87,354	(3,146)
	Total Fair Value*	Total Carrying Value	2006 Favourable/ (Unfavourable)
Loans Payable	$68,485	$66,222	$(2,263)
Senior unsecured debentures	197,238	191,930	(5,308)
Subordinated indebtedness	90,500	90,500	-

* The fair value is based on quoted market prices where they are available. Otherwise, fair value is estimated based on future cash flows discounted at current interest rates.

The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

(c)          Interest rate risk:
Duration is a measure used to estimate the extent to which market values change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed income securities by $92.3 million (2006 - $76.0 million), representing 3.3% (2006 - 3.1%) of the $2,814.6 million (2006 - $2,483.8 million) fair value fixed income securities portfolio.
The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

As at December 31
	One year or less	One to five years	Five to ten years	More than ten years	No specific date	Total
Assets:
Cash and cash equivalents	$161,635	$-	$-	$-	$-	$161,635
Securities	714,339	1,242,667	720,464	137,122	441,773	3,256,365
Accrued investment income	33,186	-	-	-	-	33,186
Finance premiums	91,851	-	-	-	-	91,851
Accounts receivable and other assets	365,410	-	-	-	-	365,410
Due from reinsurers and other insurers	(5,999)	181,135	27,676	4,325	-	207,137
Liabilities:
Bank indebtedness	172,436	-	-	-	-	172,436
Loans payable	-	-	66,222	-	-	66,222
Accounts payable and accrued liabilities	144,940	-	-	-	-	144,940
Unpaid claims	735,534	1,284,106	213,264	34,178	-	2,267,082
Senior unsecured debentures	-	99,680	120,400	-	-	220,080
Subordinated indebtedness	-	-	-	87,354	-	87,354

The coupon rates for the fixed term securities range from 2.5% to 12.0% at December 31, 2007 (2.25% to 11.0% at December 31, 2006). The average effective yield (using amortized cost and the contractual interest rates, adjusted for any amortization of premiums and discounts) is 4.7% (2006 - 4.4%).

(d)          Credit risk:
The Company is exposed to credit risk principally through its fixed income securities and balances receivables from reinsurers and policyholders. The company’s credit exposure to any one individual policyholder is not material.
The table below summarizes the credit exposure of the company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody’s Investor Services, using the higher of these ratings for any security where there is a split rating:

	2007		2006
AAA/Aaa	$1,516,064	53.9%	$1,341,230	54.0%
AA/Aa2	661,891	23.5	599,719	24.1
A/A2	470,909	16.7	441,553	17.8
BBB/Baa2	96,076	3.4	69,298	2.8
BB/Ba2	8,081	0.3	9,725	0.4
B/B2	12,629	0.4	15,578	0.6
CCC/Caa or lower, or not rated	48,942	1.8	6,736	0.3
Total	$2,814,592	100.0%	$2,483,839	100.0%

NOTE 6    CAPITAL ASSETS:

			2007
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$11,462	$-	$11,462
Buildings	89,687	7,304	82,383
Leasehold improvements	13,077	3,694	9,383
Furniture and equipment	14,941	7,605	7,336
Computers and software	45,595	23,308	22,287
Automobiles	2,069	1,489	580
Total	$176,831	$43,400	$133,431

			2006
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$10,439	$-	$10,439
Buildings	77,746	5,319	72,427
Leasehold improvements	13,627	3,276	10,351
Furniture and equipment	11,929	6,756	5,173
Computers and software	31,863	22,890	8,973
Automobiles	2,008	1,222	786
Total	$147,612	$39,463	$108,149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 7    SHARE CAPITAL:

Authorized:
Unlimited number of common shares
Share transactions consist of the following:
	Shares Issued	Stock Options	Weighted-Average Exercise Price*	Amount
Balance as at December 31, 2004	56,210,250	1,731,510	$13.73	$328,544
Stock options:
Granted in year		552,576	19.70
Exercised in year	270,203	(270,203)	11.48	2,511
Forfeited in year		(46,368)	17.91
Stock-based compensation expense				415
Balance as at December 31, 2005	56,480,453	1,967,515	$15.66	$331,470
Stock options:
Granted in year		611,350	24.55
Exercised in year	209,072	(209,072)	14.12	2,604
Forfeited in year		(24,917)	19.50
Stock-based compensation expense				400
Normal course issuer bid Note 7(f)	(805,000)	-	-	(6,001)
Balance as at December 31, 2006	55,884,525	2,344,876	$18.07	$328,473
Stock options:
Granted in year		571,000	23.00
Granted in year		25,000	12.08
Exercised in year	76,303	(76,303)	12.98	880
Forfeited in year		(91,750)	22.30
Stock-based compensation expense				202
Normal course issuer bid Note 7(g)	(445,100)			(3,404)
Balance as at December 31, 2007	55,515,728	2,772,823	$19.03	$326,151

*Weighted average price is stated in Canadian dollars as per the terms of the option.

(a)
During the year ended December 31, 2007, options to acquire 76,303 shares (2006 - 209,072; 2005 - 270,203 shares) were exercised at prices from C$4.30 to C$19.70 per share (2006 - C$4.30 to C$19.70 per share; 2005 - C$4.30 to C$19.66 per share).

(b)
The weighted average number of shares outstanding for the years ended December 31, 2007, 2006 and 2005 were 55,656,913, 56,233,964 and 56,423,207, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2007, 2006 and 2005 were 55,944,060, 56,868,785 and 56,962,868, respectively.

(c)
During 2007, the Company declared dividends payable in Canadian dollars of C$0.075 per share payable for each quarter. Total dividends declared in 2007 were C$0.30 per common share. Dividends paid to common shareholders during 2007 were C$16,685,633 and C$14,749,872 in 2006.

(d)	Options exercised during the year resulted in an increase in share capital from contributed surplus of $202,000 for the year ended December 31, 2007 and $400,000 for the year ended December 31, 2006.
(e)
On November 8, 2005 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 7, 2006 the Company repurchased 562,800 of its common shares at an average price of $19.66.

(f)
On November 9, 2006 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 8, 2007 the Company may repurchase up to 2,800,000 of its common shares in total representing approximately 5% of the outstanding common shares. For the period of November 9, 2006 to December 31, 2006, the Company had repurchased 242,200 of its common shares at an average price of $21.16. For the year ended December 31, 2006 the Company had repurchased a total of 805,000 of its common shares at an average price of $20.11.

(g)	On November 9, 2007 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company may repurchase up to 2,780,000 of its common shares representing less than 5% of the outstanding common shares. For the period of November 13, 2007 to December 31, 2007, the Company had repurchased 123,700 of its common shares at an average price of $16.68. For the year ended December 31, 2007 the company had repurchased a total of 445,100 of its common shares at an average price of $18.20.

NOTE 8    STOCK-BASED COMPENSATION:

(a)
The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2007, the maximum number of common shares that may be issued under the plan is 4,800,000 (2006 - 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant.
The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three year period and are exercisable for periods not exceeding 10 years.
The intrinsic value of a stock option grant is the difference between the current market price for the Company’s common shares and the exercise price of the option. The aggregate intrinsic values for the stock options outstanding at December 31, 2007, 2006 and 2005 were nil, C$14.6 million and C$15.4 million, respectively. The aggregate intrinsic values for stock options exercisable at December 31, 2007, 2006 and 2005 were nil, C$11.9 million and C$9.5 million, respectively.
The following tables summarize information about stock options outstanding as at December 31, 2007, December 31, 2006 and December 31, 2005:
Exercise prices are stated in Canadian dollars as per the terms of the option.

December 31, 2007
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	12.08	31-Dec-07	31-Dec-10	3.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	4.1	552,750	-
C$	24.55	13-Feb-06	13-Feb-11	3.1	558,600	186,200
C$	19.70	14-Feb-05	14-Feb-10	2.1	478,700	316,033
C$	15.19	12-Feb-04	12-Feb-09	1.1	342,736	342,736
C$	13.53	10-Feb-03	10-Feb-13	5.1	319,334	319,334
C$	19.66	21-Feb-02	21-Feb-12	4.2	295,000	295,000
C$	7.80	22-Feb-01	22-Feb-11	3.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	2.2	78,701	78,701
	Total			3.2	2,772,823	1,685,006

December 31, 2006

	Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	24.55	13-Feb-06	13-Feb-11	4.1	603,850	-
C$	19.70	14-Feb-05	14-Feb-10	3.1	512,951	162,784
C$	15.19	12-Feb-04	12-Feb-09	2.1	365,737	224,237
C$	13.53	10-Feb-03	10-Feb-13	6.1	329,335	329,335
C$	19.66	21-Feb-02	21-Feb-12	5.2	306,000	306,000
C$	7.80	22-Feb-01	22-Feb-11	4.2	127,002	127,002
C$	4.30	24-Feb-00	14-Feb-10	3.2	100,001	100,001
	Total			4.0	2,344,876	1,249,359

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

December 31, 2005
	Exercise Price	Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	19.70	14-Feb-05	14-Feb-10	4.1	542,500	-
C$	15.19	12-Feb-04	12-Feb-09	3.1	424,004	130,337
C$	13.53	10-Feb-03	10-Feb-13	7.1	394,505	248,672
C$	19.66	21-Feb-02	21-Feb-12	6.2	340,000	340,000
C$	7.80	22-Feb-01	22-Feb-11	5.2	146,170	146,170
C$	4.30	24-Feb-00	24-Feb-10	4.2	120,336	120,336
		Total		4.9	1,967,515	985,515

At December 31, 2007, 2006 and 2005 the number of options exercisable were 1,685,006, 1,249,359 and 985,515, respectively, with weighted average prices of C$16.45, C$14.81 and C$13.89, respectively.
The Company determines the fair values of options granted using the Black-Scholes option pricing model. The per share fair value of options granted in February 2007 was C$5.34 and in December 2007 was C$2.38. Fair value of options granted in 2006 and 2005 were C$6.88 and C$3.58.
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

	2007	2006	2005
Stock option expense included in
employee compensation expense	$2,468	$2,515	$1,883
Net income, as reported	$(18,526)	$123,309	$135,008
Additional expense that would have been recorded if all outstanding stock options granted before January 1, 2003 had been expensed	-	-	68
Pro forma net income	$(18,526)	$123,309	$134,940
Basic earnings per share
As reported	$(0.33)	$2.19	$2.39
Pro forma	(0.33)	2.19	2.39
Diluted earnings per share
As reported	$(0.33)	$2.17	$2.37
Pro forma	(0.33)	2.17	2.37

   Stock option expense above is charged to earnings and is included as a separate component of Shareholders’ Equity under the caption “Contributed Surplus”.
The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Dec[1] 2007	Feb 2007	2006	2005
Risk-free interest rate	3.82%	4.11%	4.02%	3.53%
Dividend yield	2.5%	1.3%	1.02%	0.9%
Volatility of the expected market price of the Company’s common shares	28.8%	25.2%	31.4%	22.5%
Expected option life (in years)	3.0	4.0	3.5	3.9

1 Note: Special options granted of 25,000 at December 31 to retired C.E.O.

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

(b)
The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2007, 2006 and 2005 totalled $885,000, $727,000 and $553,000, respectively.

NOTE 9     PENSION BENEFITS:

The Company maintains a separate defined contribution pension plan in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings subject to the maximum Registered Retirement Savings Plan (“RRSP”) deduction limit, withheld to contribute to the applicable plan. The RRSP deduction limit is the lesser of 18% of earned income for the preceding year or C$19,000, C$18,000 and C$16,500 for 2007, 2006 and 2005 respectively. The Company matches one half of the employee contribution amount, and its contributions vest immediately. In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings to an overall limitation of $15,500 in 2007, $15,000 in 2006 and $14,000 in 2005. The Company matches 50% of the employee contribution amount each payroll period up to 5%.
The contributions for the U.S. plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2007, 2006 and 2005 totalled $1,389,000, $1,581,000 and $1,247,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2007.
Prior to December 31, 1997, substantially all salaried employees of the Company’s subsidiary American Country were covered by a defined benefit pension plan sponsored by American Country. Effective December 31, 1997, upon resolution of its board of directors, the plan was frozen. The reported pension expense for American Country was $25,000, $104,000 and $113,000 in 2007, 2006, and 2005 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 10    UNDERWRITING POLICY AND REINSURANCE CEDED:

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophe or other events that cause unfavourable underwriting results by reinsuring certain levels of risk, in various areas of exposure, with other insurers. The Company is not relieved of its primary obligation to the policyholder as a result of the reinsurance transaction.
Failure of reinsurers to honour their obligations could result in losses to the Company. Consequently, the Company continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvency.
The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the company’s net exposure to the following maximum amounts:

Years ended December 31
	2007		2006		2005
Property claims
- Canadian operations	C$	1,000	C$	1,000	C$	500
- U.S. operations		$500		$500		$500
Casualty claims
- Canadian operations	C$	2,500	C$	2,500	C$	2,500
- U.S. operations		$1,000		$1,000		$1,000

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss other than catastrophe risks in Hawaii as follows:

Years ended December 31
	2007		2006		2005
Canada
- Retained loss	C$	5,000	C$	5,000	C$	5,000
- Maximum coverage	C$	120,000	C$	145,000	C$	145,000
United States
- Retained loss		$5,000		$5,000		$2,000
- Maximum coverage		$35,000		$20,000		$18,000

On October 31, 2005, the Company acquired Zephyr Insurance Inc. (“Zephyr”) in Hawaii. Zephyr is protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program Zephyr retains up to $7,540,000 in net losses subject to a maximum cover of $1,200,000,000.
During 2004, the Company entered into two quota-share contracts. The Company did not renew the quota share reinsurance treaties upon their expiry on April 1, 2005.
The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Net premiums earned	$139,188	$127,274	$123,715
Claims incurred	31,007	39,256	90,506
Commissions and premium taxes	29,554	29,018	34,498

The amounts of assumed premiums written were $80,225,000, $86,211,000 and $141,799,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The amounts of assumed premiums earned were $84,221,000, $93,091,000 and $142,831,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 11    INCOME TAXES:

(a)	The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2007	2006	2005
Provision for taxes at Canadian statutory marginal income tax rate	$(7,734)	$50,515	$55,750
Valuation allowance	20,202	-	-
Non-taxable investment income	(799)	(398)	(1,812)
Foreign operations subject to different tax rates	(16,860)	(33,892)	(34,218)
Change in tax rates and other	2,306	320	(381)
Provision for income taxes	$(2,885)	$16,545	$19,339

(b)           The components of future income tax balances are as follows:

	2007	2006
Future income tax assets:
Losses carried forward	$105,222	$33,398
Unpaid claims and unearned premiums	30,123	32,090
Securities	2,032	8,526
Share issue expenses	158	430
Profit commission accruals	2,131	5,510
Other	9,432	39,631
Valuation allowance	(20,700)	(498)
Future income tax assets	128,398	119,087
Future income tax liabilities:
Deferred policy acquisition costs	(5,104)	(39,313)
Securities	(3,958)	(525)
Guaranteed payments	(4,931)	(2,572)
Other	(339)	(1,465)
Future income tax liabilities	(14,332)	(43,875)
Net future income tax assets	$114,066	$75,212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(c)	Amounts and expiration dates of the operating loss carryforwards are as follows:

	Year of net	Expiration	Net operating
	operating loss	date	loss
U.S. operations:	1995	2010	$546
	1997	2012	1,284
	2000	2020	507
	2001	2021	14,936
	2002	2022	4,405
	2003	2023	308
	2004	2024	207
	2005	2025	282
	2006	2026	75,729
	2007	2027	211,273

(d)
The Company established valuation allowances of $20,700,000 and $498,000 for its gross future tax assets at December 31, 2007 and 2006, respectively. Based on the Company’s expectations of taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the gross future tax assets, with the exception of a portion of its net operating losses. The valuation allowances are as a result of the potential inability to utilize a portion of its net operating losses in the U.S. that do not expire for up to 20 years. The uncertainty over the Company’s ability to utilize a portion of these losses over the short term has led to the Company recording valuation allowances.

NOTE 12    UNPAID CLAIMS:

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

(b)          Provision for unpaid claims:
The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Unpaid claims - beginning of year - net	$1,762,932	$1,662,551	$1,463,280
Net unpaid claims of subsidiaries acquired	65,332	-	-
Provision for claims occurring:
In the current year	1,279,668	1,193,288	1,217,952
In prior years	180,395	64,329	24,233
Claims paid during the year relating to:
The current year	(520,557)	(409,236)	(424,997)
The prior years	(801,887)	(745,286)	(674,373)
ClClaims transferred on expiry of quota share agreement	-	-	33,788
Currency translation adjustment	123,528	(2,714)	22,668
Unpaid claims - end of year - net	2,089,411	1,762,932	1,662,551
RReinsurers’ and other insurers’ share of unpaid claims	177,671	176,431	181660
Unpaid claims - end of year	$2,267,082	$1,939,363	$1,844,211

The results for the years ended December 31, 2007, 2006 and 2005 were adversely affected by the evaluation of unpaid claims related to prior years. In 2005, unfavourable development on unpaid claims came primarily from a terminated trucking program and Alberta non-standard automobile claims and in 2006 and 2007 primarily from long-haul trucking claims in the U.S. and from allocated loss adjustment expenses on contractor property claims in the U.S.

Canadian Operations
The Canadian operations reported favourable reserve development of $32.0 million in the 2007 compared to $11.1 million in 2006. Non-standard automobile contributed $14.3 million of favourable development in 2007 compared to $5.4 million and unfavourable development of $8.6 million in 2006 and 2005, respectively. Ontario non-standard automobile business contributed $10.1 million of the favourable development in 2007 and Alberta contributed $3.3 million. Standard automobile business contributed $8.8 million. Stable market conditions in the province of Ontario and improved reserving methodology has enabled the Canadian operations to show favourable development in 2007.

U.S. Operations
The U.S. operations reported unfavourable reserve development of $212.4 million in 2007 compared to $75.4 million in 2006. The Company previously outsourced the claims settlement and case reserving process for the U.S. program business. Over the last few years a concerted effort has been made to bring most of these arrangements in-house and the Company has significantly increased the internal resources as part of this focused initiative. As part of these initiatives a comprehensive review of all claim reserves previously handled by third parties has been completed over the period. This review process identified several areas where the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves. Trucking business contributed $149.7 million of the prior years’ claims development in 2007, compared to $59.4 million in 2006 and $29.5 million in 2005. Property and liability business contributed $58.3 million of the prior years’ claims development in 2007, compared to $13.5 million in 2006 and $17.4 million in 2005. Allocated loss adjustment expenses on contractors’ claims in the property and liability segment contributed $53.6 million in prior years’ claims development in 2007 and $19.6 million in 2006 which was offset by favourable development on other property business.

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

As of December 31, 2007	Low	High	Point Estimate	Carried
U.S. Operations	$1,201,228	$1,490,712	$1,332,360	$1,342,990
Canadian Operations	813,030	1,039,611	921,607	924,092
Total	$2,014,258	$2,530,323	$2,253,967	$2,267,082
As of December 31, 2006	Low	High	Point Estimate	Carried
U.S. Operations	$990,991	$1,274,850	$1,132,431	$1,138,407
Canadian Operations	684,189	915,267	799,944	800,956
Total	$1,675,180	$2,190,117	$1,932,375	$1,939,363

(d)           The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

NOTE 13    ACQUISITIONS:

(a)          Zephyr:
On October 31, 2005, the Company acquired 100% of the voting shares of HI Holdings Inc. for an estimated $25,000,000. During 2006 the final purchase price was agreed with the sellers at $24,629,000, and goodwill of $4,494,000 was recorded with respect to this acquisition that included Zephyr Insurance Company Inc., a wholly-owned subsidiary of HI Holdings, whose primary business is residential hurricane insurance. The earnings of HI Holdings have been included in the statement of operations from November 1, 2005. HI Holdings, at the time of acquisition had total assets of approximately $71,113,000 (excluding goodwill) consisting primarily of marketable securities and total liabilities of approximately $51,541,000.

(b)          Robert Plan Corporation:
In 2006, the Company entered into an agreement with The Robert Plan Corporation (RPC) whereby the Company acquired the renewal rights of RPC’s assigned risk business. As part of these arrangements, RPC has been given the authority to market the assigned risk programs on behalf of the Company and the Company has assumed certain operating functions related to this business. The Company recognized an intangible asset of $20,600,000 relating to this acquisition and amortization of $1,030,000 was recorded in 2006 and $2,060,000 in 2007. In January 2007, the Company acquired additional renewal rights from RPC and recognized an additional $14,444,213 for the intangible asset; related amortization of $1,444,421 was recorded in 2007. The Company determined that the intangible assets have a definite life and will amortize it to income on a straight line basis over their defined useful life of 10 years.

(c)          Mendota:
On April 1, 2007, the Company acquired 100% of the issued and outstanding shares of Mendota Insurance Company (“Mendota”) in a cash transaction for a total purchase price of approximately $51,100,000. The earnings of Mendota have been included in the consolidated statement of operations since that date. Mendota’s primary business is non-standard automobile insurance. This transaction included Mendota’s wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.
The Company has recognized goodwill of $970,000 and intangible assets of $10,669,000 in 2007 related to this acquisition. The final goodwill balance will be determined upon further evaluation. Of the total acquired intangible assets, $7,803,000 was assigned to insurance licenses, with an indefinite life and is not subject to amortization. The remaining intangible assets of $2,866,000, of which $1,101,000 was assigned to computer software will be amortized on a straight line basis over its defined useful life of 5 years and $1,765,000 assigned to agent relationships will also be amortized over a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of Mendota.

Cash	$ 30,526
Investments	87,629
Accounts receivable	34,755
Other tangible assets	11,793
Other assets
Intangible asset - state insurance licenses	7,803
Intangible asset - agent relationships	1,765
Intangible asset - technology based	1,101
Goodwill	970
Total Assets	176,342
Insurance liabilities	120,956
Accounts payable	1,488
Other liabilities	2,786
Total liabilities	125,230
Purchase price	$ 51,112

NOTE 14    SEGMENTED INFORMATION:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The segmented information for December 31, 2007 is summarized as follows:

			Corporate
	Canada	United States	and other	Total
Gross premiums written	$570,043	$1,392,697	$-	$1,962,740
Net premiums earned	539,637	1,302,481	-	1,842,118
Investment income (loss)	58,606	84,230	(1,380)	141,456
Net realized gains (losses)	26,106	26,014	(9)	52,111
Interest expense	-	30,262	8,605	38,867
Amortization of capital assets	1,961	5,598	4,586	12,145
Amortization of intangible assets	-	4,007	-	4,007
Net income tax expense (recovery)	19,390	(36,443)	14,168	(2,885)
Net income (loss)	90,887	(86,889)	(22,524)	(18,526)
Capital assets	$62,098	$62,184	$9,149	$133,431
Goodwill and intangible assets	9,272	107,502	-	116,774
Total assets	1,775,063	2,840,912	41,430	4,657,405

The segmented information for December 31, 2006 is summarized as follows:

			Corporate
	Canada	United States	and other	Total
Gross premiums written	$590,766	$1,341,984	$-	$1,932,750
Net premiums earned	562,444	1,204,053	-	1,766,497
Investment income (loss)	53,026	68,448	(603)	120,871
Net realized gains	16,244	12,743	-	28,987
Interest expense	-	23,086	7,161	30,247
Amortization of capital assets	1,289	3,332	1,625	6,246
Amortization of intangible assets	-	1,030	-	1,030
Net income tax expense (recovery)	22,595	(15,410)	9,360	16,545
Net income (loss)	69,026	62,721	(8,438)	123,309
Capital assets	$49,055	$55,915	$3,179	$108,149
Goodwill and intangible assets	7,887	82,963	-	90,850
Total assets	1,508,561	2,507,123	32,654	4,048,338

The segmented information for December 31, 2005 is summarized below:

			Corporate
	Canada	United States	and other	Total
Gross premiums written	$609,934	$1,284,726	$-	$1,894,660
Net premiums earned	582,491	1,209,452	-	1,791,943
Investment income (loss)	40,595	54,129	(1,689)	93,035
Net realized gains (losses)	23,864	14,406	(31)	38,239
Interest expense	-	19,329	6,592	25,921
Amortization of capital assets	1,007	4,113	1,058	6,178
Amortization of intangible assets	-	795	-	795
Net income tax expense (recovery)	22,389	(5,805)	2,755	19,339
Net income (loss)	65,579	81,553	(12,124)	135,008
Capital assets	$21,967	$45,158	$4,483	$71,608
Goodwill and intangible assets	7,903	63,227	-	71,130
Total assets	1,392,469	2,374,081	28,644	3,795,194

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2007	2006	2005
Business Line
Personal Lines:
Non-standard Auto	31%	26%	29%
Standard Auto	5%	6%	7%
Motorcycle	4%	3%	3%
Property (including Liability)	6%	6%	3%
Other Specialty Lines	2%	2%	2%
Total Personal Lines	48%	43%	44%
Commercial Lines:
Trucking	21%	33%	31%
Commercial Auto	17%	14%	12%
Property (including Liability)	10%	7%	10%
Other Specialty Lines	4%	3%	3%
Total Commercial Lines	52%	57%	56%
Total Gross Premiums Written	100%	100%	100%

	2007	2006	2005
Geographical Area
United States:
California	14%	14%	14%
Florida	10%	9%	10%
Illinois	8%	10%	11%
Texas	5%	6%	6%
New Jersey	2%	3%	3%
New York	7%	4%	1%
Hawaii	4%	3%	1%
Other	21%	20%	22%
Total United States	71%	69%	68%
Canada:
Ontario	19%	19%	20%
Alberta	2%	4%	5%
Québec	6%	6%	5%
Other	2%	2%	2%
Total Canada	29%	31%	32%
Total Gross Premiums Written	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 15    INDEBTEDNESS:

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
On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the above C$150 million 364 day revolving credit facility and contains similar terms, conditions and financial covenants compliance with which is reported quarterly. The amounts outstanding under this facility as at December 31, 2007 and 2006 were $101,369,000 and $51,607,000 with an effective interest rate of 5.9% and 5.7% respectively.
On December 21, 2007, the Company entered into a 365 day C$70 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175 million credit facility above. The amounts outstanding under this facility as of December 31, 2007 were C$70,000,000 with an effective interest rate of 6.5%.

(b)          Senior unsecured debentures:
On December 6, 2002, the Company issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures are redeemable prior to the maturity date, at the Company’s option, upon at least 30 days notice to debenture holders. Interest on the debentures is payable semi-annually in arrears. The net proceeds to the Company were C$77,087,420. Interest payments were C$6,435,000 for each of the last three years. This debenture matured and was fully repaid as of December 31, 2007.
On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $9,375,000, $9,375,000 for 2006 and $9,375,000 for 2005 with an effective interest rate of 8.27%.
On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100 million senior unsecured debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 of each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the Issuer’s option. The debentures will be unconditionally guaranteed by Kingsway Financial and Kingsway America, a wholly-owned subsidiary of Kingsway Financial.

(c)          Subordinated indebtedness:
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $8,896,000, $8,479,000 for 2006 and $6,702,000 for 2005 with an effective weighted average interest rate of 9.85% for 2007.

(d)          Loans payable:
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
Kingsway America Inc., a U.S. subsidiary has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid was $4,881,000 for both 2007 and 2006 with an effective interest rate of 7.37% for 2007.

(e)          Contractual obligations:
The table below provides a breakdown of contractual obligations as described above in items (a) - (d):

	2007	2006
Bank indebtedness	$172,436	$52,149
Construction contracts	-	9,595
Senior unsecured debentures	220,080	191,930
Subordinated indebtedness	87,354	90,550
Loan payable	66,222	66,222
Total	$546,092	$410,446

NOTE 16    VARIABLE INTEREST ENTITIES:

Variable interest entities include entities where the equity invested in the entity is considered insufficient to finance the entity’s activities. The Company has controlled entities which are variable interest entities and two such entities are not consolidated based on accounting standards as the Company is not considered to be the primary beneficiary. The Company accounts for its investment in these entities using the equity method and includes the investment in other assets of the Consolidated Balance Sheet. The Company’s share of earnings in these entities is included in net investment income in the Consolidated Statement of Operations. As the funds invested in this non-consolidated affiliated entity formed part of the C$74.1 million note referred to in Note 15(d), the effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of C$8.3 million in the non-consolidated affiliated entity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 17    COMMITMENTS AND CONTINGENT LIABILITIES:

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

(b)           Statutory Requirements:
Statutory policyholders’ capital and surplus of the Company’s insurance subsidiaries was $1,168.8 million and $1,070.7 million at December 31, 2007 and 2006, respectively.
The Company’s subsidiaries are subject to certain requirements and restrictions under applicable state and provincial insurance legislation including minimum asset requirements and dividend restrictions. At December 31, 2007, under the various insurance regulatory restrictions, the Company’s insurance and reinsurance subsidiaries have an aggregate dividend capacity of $530.2 million (2006 - $515.9 million).

(c)           Letters of Credit:
On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2007 and 2006 the letter of credit facility utilization was $270.9 million and $272.3 million, respectively.
Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2007 and 2006, the amount of pledged securities was $38.6 million and $25.8 million, respectively.

(d)           Charitable donations:
In 2004 the Company agreed to make a gift contribution of C$3 million to the Trillium Health Centre Foundation to be payable in equal instalments over the period of six years beginning in 2005. This contribution is being used to operate the Kingsway Financial Spine Centre in Mississauga, Ontario and is expensed as paid.

(e)           Guarantee:
The Company provided a guarantee for the payment of principal and interest for a non-controlled affiliated entity which entered into a cross-currency swap transaction July 14, 2005 in conjunction with the Kingsway Linked Return of Capital Trust transaction described in Note 15 (d) whereby the affiliate swapped fixed Canadian dollar payments for fixed U.S. dollar payments. The guarantee extends until the swap agreement terminates on June 30, 2015.

(f)            Future Minimum Lease Payments:

Future minimum annual lease payments under operating leases for premises/equipment for the next five years and thereafter are:

2008	$3,886
2009	2,068
2010	1,737
2011	1,596
2012	1,368
Thereafter	3,096

NOTE 18    SECURITIZATION TRANSACTION:

During 2006, one of the Company’s U.S. subsidiaries entered into a five year revolving securitization agreement to transfer its premium finance receivables to a third party Trust. The premium finance receivables are generally for a six month term corresponding to the underlying insurance policy issued by the U.S. subsidiary. The Company sold finance premium receivables of $16.0 million to the Trust, recorded an associated retained interest in the discounted cash flows from the cash reserve deposit maintained with the Trust and established a liability for future servicing costs. The effect of this off-balance sheet arrangement is to remove the related premium finance receivable asset from the balance sheet.
During 2007 this securitization agreement was terminated. Upon termination, the Company reimbursed $3.7 million advanced by the Trust, net of the cash reserve deposit maintained with the Trust, reversed its liability for future servicing costs and expensed certain deferred costs associated with the set up of the facility. The effect of terminating this off-balance sheet arrangement is to reinstitute the related premium finance receivable asset to the balance sheet.

NOTE 19    RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below:
The following table reconciles the consolidated net income and other comprehensive income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

2007		2006	2005
Net income based on Canadian GAAP	$(18,526)	$123,309	$135,008
Impact on net income of U.S. GAAP adjustments, net of tax:	-	-	-
Net income based on U.S. GAAP*	$(18,526)	$123,309	$135,008

	2007	2006	2005
Comprehensive income based on Canadian GAAP	$42,657	$120,362	$143,246
Change in unrealized gain on securities classified as available-for-sale (a)	-	8,271	(43,131)
Less: related future income taxes	-	(1,194)	(6,165)
Other comprehensive income adjustments	-	9,465	(36,966)
Total comprehensive income based on U.S. GAAP	$42,657	$129,827	$106,280

*Basic earnings per share based on U.S. GAAP net income	$(0.33)	$2.19	$2.39
*Diluted earnings per share based on U.S. GAAP net income	$(0.33)	$2.17	$2.37

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2007	2006
Shareholders’ equity based on Canadian GAAP	$940,801	$900,962
Other comprehensive income	-	16,080
Cumulative net income impact:
Other	(821)	(821)
Shareholders’ equity based on U.S. GAAP	$939,980	$916,221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Our consolidated statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below. Effective January 1, 2007, Canadian GAAP has conformed to U.S. GAAP relating to disclosures of other comprehensive income in the financial statements and accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. As a result, in the current year there are no reconciling items between Canadian and U.S. GAAP as reported by the Company for 2007. Total cumulative other comprehensive income amounted to $85,866,000 and $23,091,000 as at December 31, 2007 and 2006, respectively.

(a)           Securities:
As described in Note 1, effective January 1, 2007, Canadian GAAP became substantially consistent with U.S. GAAP for the Company’s activities relating to the accounting for securities. Under the adoption of these new standards, the Company classified all its investment securities as available-for-sale except for derivative instruments which are classified as held-for-trading, all of which are measured at fair value consistent with U.S. GAAP. Prior to 2007, securities were classified as portfolio investments and were carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available-for-sale and are marked to market after write downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

b)            Income taxes:
In June 2006, the U.S. Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure.
    The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007, the Company had no unrecognized tax benefits. The Company analyzed their tax positions in accordance with the provisions of FIN 48 and has determined that there are no uncertain tax positions. As a result, no adjustment to January 1, 2007 stockholders’ equity was required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax benefits.

c)            Future accounting pronouncements:
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard establishes a framework for measuring fair value and expands disclosures surrounding fair value measurement. The requirements of this standard will be effective for the Company beginning January 1, 2008.
In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard allows an entity the option to measure certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The requirements of this standard will be effective for the Company beginning January 1, 2008.

NOTE 20   SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

In 2004, Kingsway America Inc. (“KAI”) issued $125 million 7.5% senior notes due in 2014 through a private offering. These notes are redeemable at KAI’s option on or after February 1, 2009 and are fully and unconditionally guaranteed by the Company. On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (“K2007GP”) issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012, unconditionally guaranteed by the Company (“KFSI”) and KAI, another wholly-owned subsidiary. The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity. Interest on the debentures is payable semi-annually in arrears in equal instalments on January 10 and July 10 each year beginning January 10, 2008. The following tables show condensed consolidating financial information for the Company as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the year ended December 31, 2007
	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$1,842,118	$-	$1,842,118
Investment related income	(1,390)	4,860	6,199	190,097	(6,199)	193,567
Management fees	83,553	13,512	-	-	(97,065)	-
	82,163	18,372	6,199	2,032,215	(103,264)	2,035,685
Expenses:
Claims incurred	-	-	-	1,233,000	203,340	1,436,340
Commissions and premium taxes	449	-	-	334,351	-	334,800
Other expenses	81,466	21,409	93	450,725	(306,604)	247,089
Interest expense	8,605	26,540	2,994	728	-	38,867
	90,520	47,949	3,087	2,018,804	(103,264)	2,057,096
Income before income taxes	(8,357)	(29,577)	3,112	13,411	-	(21,411)
Income taxes	14,168	10,398	1,058	(28,509)	-	(2,885)
Equity in undistributed net income of subsidiaries	3,999	(108,273)	-	-	104,274	-
Net income	$(18,526)	$(148,248)	$2,054	$41,920	$104,274	$(18,526)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2006	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,766,497	$-	$1,766,497
Investment related income	(603)	3,746	146,715	-	149,858
Management fees	70,439	13,464	-	(83,903)	-
	69,836	17,210	1,913,212	(83,903)	1,916,355
Expenses:
Claims incurred	-	-	1,255,770	(21,245)	1,234,525
Commissions and premium taxes	(391)	-	328,834	-	328,443
Other expenses	62,143	23,338	160,463	(62,658)	183,286
Interest expense	7,161	22,870	216	-	30,247
	68,913	46,208	1,745,283	(83,903)	1,776,501
Income before income taxes	923	(28,998)	167,929	-	139,854
Income taxes	9,360	(9,854)	17,039	-	16,545
Equity in undistributed net income of subsidiaries	131,746	(13,543)	-	(118,203)	-
Net income	$123,309	$(32,687)	$150,890	$(118,203)	$123,309

Condensed Consolidating Statement of Operations
For the year ended December 31, 2005
	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,791,943	$-	$1,791,943
Investment related income	(1,720)	4,400	128,594	-	131,274
Management fees	56,945	8,988	-	(65,933)	-
	55,225	13,388	1,920,537	(65,933)	1,923,217
Expenses:
Claims incurred	-	-	1,241,202	(16,696)	1,224,506
Commissions and premium taxes	-	-	361,875	-	361,875
Other expenses	52,716	13,511	139,578	(49,237)	156,568
Interest expense	6,591	18,671	659	-	25,921
	59,307	32,182	1,743,314	(65,933)	1,768,870
Income before income taxes	(4,082)	(18,794)	177,223	-	154,347
Income taxes	2,755	(6,743)	23,327	-	19,339
Equity in undistributed net income of subsidiaries	141,845	(319)	-	(141,526)	-
Net income	$135,008	$(12,370)	$153,896	$(141,526)	$135,008

Condensed Consolidating Balance Sheets
As at December 31, 2007
	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total

	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$964,286	$682,266	$-	$(150,463)	$(1,496,089)	-
Cash	13,716	6,960	566	140,393	-	161,635
Investments	-	-	-	3,348,216	-	3,348,216
Goodwill and other intangible assets	-	-	-	116,774	-	116,774
Other assets	34,042	16,302	113,217	3,181,277	(2,314,058)	1,030,780
	$1,012,044	$705,528	$113,783	$6,636,197	$(3,810,147)	$4,657,405
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$42,369	$170,175	$-	$130,068	$(103,954)	$238,658
Other liabilities	7,797	25,184	6,607	339,938	(234,586)	144,940
Unearned premiums	-	-	-	1,220,813	(462,323)	758,490
Unpaid claims	-	-	-	3,810,139	(1,543,057)	2,267,082
Senior unsecured debentures	21,077	125,000	94,429	(20,426)	-	220,080
Subordinated indebtedness	-	90,500	-	-	(3,146)	87,354
	71,243	410,859	101,036	5,480,532	(2,347,066)	3,716,604
Shareholders’ equity:
Share capital	326,151	342,450	10,667	1,773,287	(2,126,404)	326,151
Contributed surplus	7,619	-	-	-	-	7,619
Currency translation adjustment	521,165	(47,781)	2,053	(713,618)	759,346	521,165
Retained earnings	85,866	-	27	95,996	(96,023)	85,866
	940,801	294,669	12,747	1,155,665	(1,463,081)	940,801
	$1,012,044	$705,528	$113,783	$6,636,197	$(3,810,147)	$4,657,405

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheets
As at December 31, 2006
	KFSI	KAI	Other subsidiaries	Consolidation adjustments		Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$985,924	$400,807	$118,485		$(1,505,216)	$-
Cash	3,475	3,204	123,027		-	129,706
Investments	99	-	2,928,991		-	2,929,090
Goodwill and other intangible assets	-	-	82,235		8,615	90,850
Other assets	23,756	51,027	2,478,852		(1,654,943)	898,692
	$1,013,254	$455,038	$5,731,590		$(3,151,544)	$4,048,338
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$32,609	$66,222	$19,540	$		$118,371
Other liabilities	12,753	22,168	89,312		527	124,760
Unearned premiums	-	-	1,115,314		(432,862)	682,452
Unpaid claims	-	-	3,132,423		(1,193,060)	1,939,363
Senior unsecured debentures	66,930	125,000	-		-	191,930
Subordinated indebtedness	-	90,500	-		-	90,500
	112,292	303,890	4,356,589		(1,625,395)	3,147,376
Shareholders’ equity:
Share capital	328,473	192,391	1,174,609		(1,367,000)	328,473
Contributed surplus	5,352	-	-		-	5,352
Currency translation adjustment	7,011	-	41,935		(41,935)	7,011
Retained earnings	560,126	(41,243)	158,457		(117,214)	560,126
	900,962	151,148	1,375,001		(1,526,149)	900,962
	$1,013,254	$455,038	$5,731,590		$(3,151,544)	$4,048,338

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2007
	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$(18,526)	$(148,248)	$2,053	$66,841	$79,354	$(18,526)
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(3,999)	108,273	-	-	(104,274)	-
Other	(44,365)	38,807	(106,583)	197,753	-	85,612
	(66,890)	(1,168)	(104,530)	264,594	(24,920)	67,086
Financing Activities:
Increase in share capital, net	1,082	150,059	10,667	-	(160,726)	1,082
Repurchase of common shares for cancellation	(8,129)	-	-	-	-	(8,129)
Common share dividend	(15,710)	-	-	-	-	(15,710)
Increase/(decrease) in bank indebtedness	-	103,953	-	-	(103,953)	-
Increase in senior unsecured indebtedness	-	-	94,429	111,776	(94,429)	111,776
Increase in subordinated indebtedness	-	-	-	17,274	-	17,274
	(22,757)	254,012	105,096	129,050	(359,108)	106,293
Investing Activities:
Purchase of investments	(19,922)	-	-	(4,115,535)	-	(4,135,457)
Proceeds from sale of investments	20,021	-	-	4,054,146	-	4,074,167
Acquisitions	109,179	(51,113)	-	6,392	(109,179)	(44,721)
Other	(9,390)	(197,975)	-	(321,281)	493,207	(35,439)
	99,888	(249,088)	-	(376,278)	384,028	(141,450)
Increase (decrease) in cash during the year	10,241	3,756	566	17,366	-	31,929
Cash, beginning of year	3,475	3,204	-	123,027	-	129,706
Cash, end of year	$13,716	$6,960	$566	$140,393	$-	$161,635

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2006
	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$123,309	$(32,687)	$150,891	$(118,204)	$123,309
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(131,747)	13,543	-	118,204	-
Other	6,593	(4,503)	41,829	-	43,919
	(1,845)	(23,647)	192,720	-	167,228
Financing Activities:
Increase in share capital, net	3,005	35,000	-	(35,000)	3,005
Repurchase of common shares for cancellation	(16,246)	-	-	-	(16,246)
Common share dividend	(12,988)	-	-	-	(12,988)
Increase/(decrease) in bank indebtedness	21,891	-	18,954	-	40,845
Increase in senior unsecured indebtedness	-	-	-	-	-
Increase in subordinated indebtedness	-	-	-	-	-
	(4,338)	35,000	18,954	(35,000)	14,616
Investing Activities:
Purchase of investments	(307)	-	(3,279,678)	-	(3,279,985)
Proceeds from sale of investments	406	2,983	3,160,826	-	3,164,215
Acquisitions	7,023	(943)	(21,472)	(7,023)	(22,415)
Other	(295)	(19,786)	(46,929)	42,023	(24,987)
	6,827	(17,746)	(187,253)	35,000	(163,172)
Increase (decrease) in cash during the year	644	(6,393)	24,421	-	18,672
Cash, beginning of year	2,831	9,597	98,606	-	111,034
Cash, end of year	$3,475	$3,204	$123,027	$-	$129,706

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2005
	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$135,008	$(12,370)	$153,896	$(141,526)	$135,008
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(141,845)	319	-	141,526	-
Other	11,390	(1,506)	128,855	-	138,739
	4,553	(13,557)	282,751	-	273,747
Financing Activities:
Increase in share capital, net	2,926	(20,283)	-	20,283	2,926
Common share dividend	(9,426)	-	-	-	(9,426)
Increase/(decrease) in bank indebtedness	(28,532)	66,222	(20,312)	-	17,378
Increase in senior unsecured indebtedness	-	-	-	-	-
Increase in subordinated indebtedness	-	-	-	-	-
	(35,032)	45,939	(20,312)	20,283	10,878
Investing Activities:
Purchase of investments	(9,053)	(24,436)	(2,556,529)	-	(2,590,018)
Proceeds from sale of investments	9,177	21,682	2,325,722	-	2,356,581
Acquisitions	32,058	(23,934)	12,042	(32,058)	(11,892)
Other	(2,807)	2,032	(26,365)	11,775	(15,365)
	29,375	(24,656)	(245,130)	(20,283)	(260,694)
Increase (decrease) in cash during the year	(1,104)	7,726	17,309	-	23,931
Cash, beginning of year	3,935	1,871	81,297	-	87,103
Cash, end of year	$2,831	$9,597	$98,606	$-	$111,034

Document No. 3

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

SHARPENING OUR FOCUS FOR CONSISTENT AND IMPROVING RESULTS

CONTENTS
51 Non-GAAP Measures
51 Reporting Currency
51 Overview
53 Corporate Strategy
54 Corporate Structure
54 Revenues
59 Investment Securities and Investment Income
63 Provision for Unpaid Claims
71 Reinsurance
72 Results of Operations
77 Financial Condition
82 Legal Proceedings
82 Systems and Technology
82 Employees
82 Quarterly Results
83 Controls and Accounting Policies
85 Risk Factors

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The commentary is current as of March 14, 2008. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Note 19 of the consolidated financial statements provides a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway Financial Services Inc. ("Kingsway") is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC's") website at www.sec.gov, each of which can also be accessed from our website www.kingsway-financial.com. This annual report, including the following discussion, contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of several factors, including those set forth under the section entitled "Risk Factors" beginning on page 47 and elsewhere in the annual report.

From time to time, we make written and oral forward-looking statements, in this annual report, in other filings with Canadian regulators or the SEC and in other communications. Forward-looking statements include, among others, statements regarding the Company’s objectives and the strategies to achieve them. Forward-looking statements are typically identified by words such as “believe”, “expect”, “may” and “could”. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, that may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences are discussed under the section of this annual report entitled “Risk Factors” and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled “Risk Factors” may not be exhaustive of all possible factors, and other factors could also adversely affect the Company’s results.
All such factors should be considered carefully when making decisions with respect to the Company, and undue reliance should not be placed on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements, written or oral, that may be made from time to time on its behalf.
All of the dollar amounts in this annual report are expressed in U.S. dollars, except where otherwise indicated. References to “dollars” or “$” are to U.S. dollars and any references to “C$” are to Canadian dollars. As presented in this annual report, our Canadian and U.S. segment information includes the results of our Bermuda and Barbados reinsurance subsidiaries, respectively.

NON-GAAP MEASURES

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance organizations, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The claims ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. The Company includes all corporate overhead in the calculation of its expense ratio and combined ratio, a policy that may vary from other insurance companies.
The Company also uses securities portfolio per share information that is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares.
The Company uses operating earnings information that is calculated as net income excluding after-tax net realized gains and losses on securities. A reconciliation of net income to operating earnings is presented in Table 1. We believe operating earnings excluding after-tax realized gains is a better reflection, compared with net income, of our on-going earnings capacity as the timing and quantity of realized gains can vary widely from year to year but is not indicative of performance.

REPORTING CURRENCY

As the majority of the Company’s operations are in the United States or are conducted in U.S. dollars, effective December 31, 2005 the Company has prepared its financial statements and its Management’s Discussion and Analysis in U.S. dollars in order to provide more meaningful information to its users. The Company’s functional currencies, however, will remain Canadian dollars for Canadian and head office operations and U.S. dollars for U.S. operations. To effect this conversion, figures contained in this report have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and share capital has been translated using the rates of exchange in effect as of the dates of various capital transactions. Foreign exchange differences arising from the translations as described above are included in shareholders’ equity under the caption “Accumulated Other Comprehensive Income”. All relevant financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars.

TABLE 1   Reconciliation of net income to net operating income
(In thousands of dollars)

	2007	2006	2005
Net income (loss), as reported	$(18,526)	$123,309	$135,008
Net realized gains before taxes, as reported	52,111	28,987	38,239
Ta x effect on net realized gains	11,320	5,614	9,589
Net realized gains after tax	40,791	23,373	28,650

Net operating income (loss)	$(59,317)	$99,936	$106,358

OVERVIEW

OUR COMPANY
Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers (also referred to as ‘non-standard’ automobile insurance) and trucking insurance. We are one of the largest non-standard automobile and truck insurers in North America based on A.M. Best data that we have compiled and we are the largest writer of motorcycle insurance in Canada.
Non-standard automobile insurance covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and usually pay higher insurance rates for comparable coverage. We are the leading provider of non-standard automobile insurance in Canada and have a prominent position in several U.S. markets including Illinois and Florida.
We provide trucking coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout Canada and the United States. We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis.

In addition, we provide motorcycle insurance, specialized commercial and personal property coverages, residential wind insurance coverage in Hawaii, construction defect claims in California and other specialty coverages, such as customs, bail and surety bonds.
For the year ended December 31, 2007, we derived 31% of our gross premiums written from non-standard automobile insurance, 21% from trucking insurance, 17% from commercial automobile insurance, 16% from commercial and personal property coverages, 5% from standard automobile insurance, 4% from motorcycle insurance and 6% from other specialty lines. During the year ended December 31, 2007, we generated 71% of our gross premiums written from the United States and 29% from Canada.
Kingsway Financial Services Inc. is the holding company for all of our subsidiaries and Kingsway America is the holding company for all of our U.S. operating subsidiaries. We operate our business through our insurance subsidiaries which include Kingsway General Insurance Company, York Fire & Casualty Insurance Company, and Jevco Insurance Company in Canada and Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Inc., Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company, Inc., Mendota Insurance Company and Mendakota Insurance Company. We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados and two wholly owned insurance agencies in the U.S., Avalon Risk Management, Inc. and the Robert Plan Corporation Insurance Agency, LLC.
In early 2007, we acquired Mendota Insurance Company (“Mendota”) and its subsidiary companies. Mendota is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.
During the year ended December 31, 2007, shareholders’ equity increased 4% to $940.8 million, and as of December 31, 2007, we had total assets of $4.66 billion. Our book value per share increased by 5% to $16.95 in 2007 and has increased at a compound annual growth rate of 16% for the five year period to the end of 2007. Despite a net loss in 2007, our return on equity has averaged 12.1% for the five years from 2003 to 2007.

OUR INDUSTRY
The property and casualty insurance industry in the U.S. and Canada is highly competitive and fragmented. We generally seek, therefore, to identify and operate in specialty markets that present opportunities for us to compete effectively due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance or other factors. We focus on specialty lines of automobile, property and casualty insurance where we believe competition is more limited. We emphasize underwriting profit and will not knowingly underwrite risks at rates that we believe are unprofitable in order to increase our premium volume. We believe that by executing this strategy we will be able to deliver returns that will exceed the average in our industry over a long period of time.
Since 2004, insurance markets have experienced increased competition due to improved profitability and greater capitalization, forcing premium rates down. In 2007, the insurance markets in which we operate continued to exhibit the ‘soft’ market characteristics of excessive capital contributing to declining premium rates. Compared to previous soft cycles, however, legislation, improved management information and low interest rates appear to have reduced some of the irrational pricing. The non-standard auto insurance market is populated by smaller providers who typically have less sophisticated management systems and tend to respond less rationally following periods of superior profits. Once the extent of the irrational pricing becomes clear, the return to a hard market is usually quick as capital retreats.

The trucking insurance market in which we operate involves the underwriting of smaller owner/operator fleets. Although this market has seen some rate reductions, it is less competitive than the insuring of larger fleets allowing for relatively stable pricing.

CORPORATE STRATEGY

Our strategy is to specialize in areas of insurance where we have developed expertise including non-standard automobile, trucking, motorcycle, taxis and other specialty niche markets. We then bring this expertise, underwriting discipline and knowledge to a broad range of geographic markets so that our risks are well diversified. Our strategy is to build long-term shareholder value and is characterized by the following principles:

•
Distinctive underwriting capabilities in target specialty markets
We seek to identify market segments where we believe competition is more limited, presenting the potential for above average underwriting results. We operate through a network of regionally based operating subsidiaries. Our decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and knowledge of local market conditions.
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

•
An extensive network of independent agents and program managers focused on specialty markets
We are committed to our distribution network of approximately 9,000 independent agents, and approximately 30 program managers in the U.S. and approximately 3,000 independent brokers in Canada.
We continually strive to provide the highest level of service to agents, program managers and brokers and to build relationships at the local level in the markets in which we operate. We communicate with our network through a variety of channels and we look for opportunities to increase efficiency and further reduce operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and to enhance product mix.

•
Rigorous industry-leading program management capabilities
Our program management begins with a thorough due diligence review of agents’ operations and understanding of their historical results. This review is performed by a team of individuals with extensive underwriting, actuarial and claims management expertise.
We maintain strict control over programs by limiting the claims authority granted to agents and structuring the agents’ agreements so that we have all pricing and reinsurance authority. Our program managers have the opportunity to significantly increase their compensation through commission incentives that are strictly tied to underwriting profit on their program.
Each program manager is subject to regular and vigorous audits to ensure that disciplined underwriting and claims processes are in place and are being followed in accordance with the agreement.

•
Strong claims operations tailored to local markets
We seek to protect our business through diligent claims management. Claims are managed by experienced personnel located in regional operating subsidiaries and by selected program managers. We maintain a culture of rigorously investigating claims, promptly paying legitimate claims, preventing fraud and litigating claims as necessary before final settlement.

•
Shared corporate support function
Our corporate structure helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control. We believe we can derive efficiencies and cost savings by sharing corporate support functions such as investment management, information systems development, purchasing of reinsurance, procurement and office space.

•
Outstanding management
Each of our thirteen operating subsidiaries is led by an experienced executive team with expertise in their chosen niche lines of business and extensive knowledge of their local markets. The operating subsidiaries are supported and guided by an executive management team at Kingsway.

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

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, government influence, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community.

REVENUES

Premium Income and Competitive Factors
Revenues reflected in our consolidated financial statement are derived from insurance premiums earned, investment income and net realized gains. Total 2007 revenue was $2.04 billion, an increase of 6% over the $1.92 billion from 2006 which was unchanged from 2005.
We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation and financial strength. We are one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data which we have compiled.
In Canada, where we are the largest insurer of non-standard automobile risks, our main competitors are Pembridge Insurance Company, a subsidiary of The Allstate Corporation, and Echelon General Insurance, a subsidiary of EGI Financial Holdings. Our main Canadian competition for trucking is Markel Insurance Company, a subsidiary of Northbridge Financial Corporation.
In our non-standard automobile lines in the United States, we primarily offer policies at the minimum prescribed limits in each state that are typically not greater than $50,000 per occurrence. As a result, we do not directly compete with the larger writers of this product, namely, Progressive, Allstate, State Farm and GEICO
Our primary competitors in this fragmented market are companies such as Bristol West Holdings Inc., a member of Farmers Insurance Group of Companies, Infinity Property and Casualty and Direct General Corporation. In trucking lines, our major competitors in the U.S. are Old Republic General Group, Zurich Financial Services Group, Northland Insurance and Canal Insurance Company.
We compete in both Canada and the United States with numerous smaller insurance companies in regional markets. Many of our larger competitors have greater financial and other resources than we do, more favourable A.M. Best ratings and offer more diversified insurance coverages. In the fragmented non-standard automobile markets in the United States, however, many of our competitors are small companies with limited capital resources that generally have less favourable A.M. Best ratings and who have traditionally relied upon the support of reinsurers to supplement their capital. We believe that recent reinsurance market conditions have led to a contraction of this capital support by reinsurers.

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
We believe that our ability to compete successfully in our industry will be based on our:

•	ability to identify specialty markets that are more likely to produce an underwriting profit;
•	disciplined underwriting approach;
•	diversified product and geographic platforms;
•	prudent claims management;
•	rigorous approach to reserving for unpaid claims;
•	cost containment and the economics of shared support functions; and
•	services and competitive commissions we provide to our independent agents, program managers and brokers.

Any new, proposed or potential legislative or industry developments could increase competition in our markets or reduce our ability to price risks appropriately. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.
Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates that are below what we believe are acceptable levels. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums that we consider to be inadequate. In such instances, our premium volumes may decrease. Underwriting profitability is primarily dependent on the claims amounts incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the claims amounts to be incurred on the policies sold are unknown, and the process for estimating claims is inherently uncertain and imprecise.
We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, termination of underperforming programs, reduction in agent commissions, policy non-renewals (where permitted) and other administrative changes. All companies writing automobile insurance in Canada and all lines of business in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without regulatory approval for new rates.
We market and distribute our automobile insurance products through a network of approximately 9,000 independent agents and approximately 30 program managers in the United States and over 3,000 independent brokers across Canada. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that used by many automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, program managers and brokers. We continually strive to provide excellent service in the local markets in which we operate, and to communicate with them through a variety of channels as we look for opportunities to increase efficiency and reduce operating costs.
Our independent agents, program managers and brokers generally have the authority to bind policies on our behalf with respect to specified insurance coverages within our prescribed underwriting guidelines. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, we do not delegate authority to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments with our independent agents, program managers or brokers. Certain of our program managers have greater authority than other independent agents and brokers. These program manager relationships are subject to a rigorous audit process to ensure that they adhere to our underwriting standards and claims handling procedures.
Gross premiums written were $1.96 billion in 2007, compared to $1.93 billion in 2006. In 2007, we experienced a decrease of 4% in gross premiums written in our Canadian operations, offset by a 4% increase in our U.S. operations. Our personal lines business accounted for 48% of our gross premiums written for the year ended December 31, 2007 and 52% were generated from our commercial lines.
Table 2 and Table 3 on the following page set forth our gross premiums written by line of business and by geographic region respectively, for the periods indicated.
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

Non-Standard Automobile
Non-standard automobile insurance accounted for 31% and 26% of our gross premiums written for the years ended December 31, 2007 and 2006, respectively. Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage.
Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer and service provider fraud. In addition, policy renewal rates tend to be low for non-standard automobile policies as policyholders often lapse their policies because of nonpayment of premiums and subsequently reapply as new policyholders. This creates an on-going requirement to replace non-renewing policyholders with new policyholders and to react promptly to issue cancellation notices for non-payment of premiums to mitigate potential bad debt write-offs. These factors, however, are mitigated to some extent by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage as insureds tend to purchase coverage at the minimum prescribed limits.
The insuring of non-standard drivers is often transitory. When their driving records improve, insureds may qualify to obtain insurance in the standard market at lower premium rates. We often cancel policies for non-payment of premium and, following a period of lapse in coverage, insureds frequently return to purchase a new policy at a later date. As a result, our non-standard automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly instalment basis and we typically limit our risk of non-payment of premiums by requiring a deposit for future insurance premiums and the prepayment of subsequent instalments.
In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools and assigned risk plans that provide automobile insurance coverage to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario and Alberta, every insurer is required to be a member of that province’s Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist. Each Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In January 2007, we completed the acquisition of the assigned risk business of The Robert Plan Corporation and established an agency called Robert Plan Corporation Insurance Agency (“RPCIA”) to operate this business. In states where non-standard automobile risks are assigned to standard automobile insurance companies, RPCIA offers to assume these assigned risks from the standard insurer, underwritten by one of our other subsidiaries, for a pre-agreed buy-out fee. During soft markets, the assigned risk business tends to shrink as standard insurers are more willing to retain the assigned risk business. As a result, the assigned risk pool in 2007 was lower than in recent years but is expected to increase as the market hardens which we believe could begin in late 2008.
In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Québec and Alberta, with Ontario being our largest market in 2007. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage and accident benefit insurance.
In the United States, we write non-standard automobile insurance in various states, predominantly California, New York, Illinois, and Florida. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than $50,000 per occurrence.
In early 2007, we acquired Mendota which is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.

Trucking
We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States as many of our insured trucks travel throughout both countries. In Canada, we may offer policies with limits of liability of up to C$10 million. We then purchase reinsurance to limit our exposure for any one risk or occurrence to C$2.5 million. In the United States we do not offer primary liability policies for trucking liability in excess of $1.0 million per risk. In both Canada and the U.S., we target smaller fleets and owner/operators where competition is generally lower than for large fleets and where pricing is generally more rational. We distribute our policies through program managers in the U.S. and through independent brokers in Canada.

TABLE 2   Gross premiums written by line of business
For the year ended December 31 (in millions of dollars, except for percentages)

	2007		2006
Non-Standard Automobile	$617.0	31.4%	$498.4	25.8%
Standard Automobile	90.8	4.7	108.5	5.6
Motorcycle	81.0	4.1	68.7	3.5
Property (including liability)	120.6	6.1	121.0	6.3
Other Specialty Lines	29.8	1.6	32.9	1.7
Total Personal	$939.2	47.9%	$829.5	42.9%
Trucking	$416.6	21.2%	$634.2	32.8%
Commercial Automobile	322.8	16.4	269.9	14.0
Property (including liability)	201.2	10.3	137.4	7.1
Other Specialty Lines	82.9	4.2	61.7	3.2
Total Commercial	$1,023.5	52.1%	$1,103.2	57.1%
Total Gross Premiums Written	$1,962.7	100.0%	$1,932.7	100.0%

TABLE 3   Gross premiums written by state and province
For the year ended December 31 (in millions of dollars, except for percentages)

	2007		2006
California	$272.8	13.9%	$263.5	13.6%
Florida	188.6	9.6	183.0	9.5
Illinois	166.4	8.5	189.7	9.8
New York	129.7	6.6	88.1	4.6
Texas	99.8	5.1	110.2	5.7
Hawaii	74.1	3.8	66.3	3.4
New Jersey	43.9	2.2	49.4	2.5
Other	417.4	21.3	391.8	20.3
Total United States	$1,392.7	71.0%	$1,342.0	69.4%
Ontario	$362.7	18.4%	$372.6	19.3%
Québec	122.3	6.2	113.7	5.9
Alberta	46.5	2.4	70.6	3.7
Other	38.5	2.0	33.8	1.7
Total Canada	$570.0	29.0%	$590.7	30.6%
Total	$1,962.7	100.0%	$1,932.7	100.0%

In the year ended December 31, 2007, gross premiums written from trucking insurance declined 34% to $416.6 million as a result of competitive market conditions in Canada and the U.S. and due to the cancellation of unprofitable programs by Lincoln General. Trucking insurance accounted for 21% and 33% of our gross premiums written for the years ended December 31, 2007 and 2006, respectively.

Commercial Automobile
Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. In the year ended December 31, 2007, gross premiums written from commercial automobile increased by 20% to $322.8 million compared to $269.9 million in 2006.

Standard Automobile
Standard automobile insurance provides coverage for standard risk drivers of private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market for comparable coverages. The frequency and severity of accidents and other loss events, however, are also typically lower. Our standard automobile business is written in Ontario and Alberta. In the year ended December 31, 2007, gross premiums written from standard automobile decreased by 16% to $90.8 million compared to $108.5 million in 2006 due to competitive market conditions.

Motorcycle
Motorcycle insurance consists primarily of liability, physical damage and personal injury insurance coverages. In Canada, we are the leading writer of motorcycle insurance, with over 30% of the total market, and we write motorcycle insurance in the provinces of Ontario, Alberta and Québec. We also write motorcycle insurance in the United States. In the year ended December 31, 2007, gross premiums written from motorcycle insurance increased by 18% to $81.0 million compared to $68.7 million in 2006.

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
Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners’ insurance and habitational risks that do not qualify for coverage by writers of standard insurance. We write liability insurance for artisan contractors which, subject to all insurance policy terms and conditions, may provide limited coverage and/or a duty to defend construction defect claims in the State of California. Loss adjustment expenses represent a higher proportion of the total claims expense on this business as compared to other exposures we write. Construction defect claims may be filed for a significant period of time from the date of the occurrence giving rise to the loss claimed, as prescribed by California law. In the year ended December 31, 2007, gross premiums written from the artisan contractors program were $67.2 million compared to $75.3 million in 2006.
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

INVESTMENT SECURITIES AND INVESTMENT INCOME

Overview and Strategy
Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our securities portfolio to support the liabilities of our insurance operations and to generate investment returns. We invest predominantly in corporate and government bonds with relatively short durations. We also invest in preferred and common equity securities and other interest-bearing instruments, and we consider our financed premium receivables to be a part of our securities portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control. Virtually all of our securities are managed by third party investment management firms and their performance is actively monitored by management and the Investment Committee of the Board of Directors.
Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed income securities, we generally purchase securities with the expectation of holding them to their maturities.
Our conservative securities portfolio has resulted in very little exposure to the U.S. sub-prime residential mortgage market. As at December 31, 2007, this exposure was limited to approximately $3.5 million in home equity loan asset backed securities rated ‘AAA’ by Standard & Poors (“S&P”) with an unrealized loss of approximately $0.1 million. As at December 31, 2007 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to asset backed commercial paper.

Portfolio Composition
At December 31, 2007, we held cash and securities (including financed premiums) with a fair value of $3.51 billion and an amortized cost of $3.48 billion, resulting in net unrealized gains of $34.6 million. We currently hold and intend to maintain a securities portfolio comprised primarily of fixed income securities. Insurance subsidiaries’ securities must comply with applicable regulations that prescribe the type, quality and concentration of securities. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated securities, and our Canadian operations primarily invest in Canadian dollar denominated securities to mitigate their exposure to currency rate fluctuations.
Table 4 below summarizes the fair value of our securities portfolio, including cash and cash equivalents and financed premiums, at the dates indicated.

TABLE 4   Fair value of securities portfolio
For the year ended December 31 (in millions of dollars)

	2007	2006
Type of security
Term deposits	$394.6	$379.1
Government bonds	372.3	333.2
Corporate debt securities	2,047.7	1,771.5
Subtotal	$2,814.6	$2,483.8
Common shares	$434.7	$404.2
Preferred shares	7.1	-
Finance premiums	91.9	67.5
Cash and cash equivalents	161.6	129.8
Total	$3,509.9	$3,085.3

TABLE 5   Investment results before the effect of income taxes
For the year ended December 31 (in millions of dollars)

	2007	2006
Average securities at cost	$3,297.8	$3,013.6
Investment income after expenses	$141.5	$120.9
Percent earned on average investments (annualized)	4.3%	4.0%
Net realized gains	$52.1	$29.0
Total investment income	$193.6	$149.9
Total realized yield	5.9%	5.0%
Change in unrealized investment gains	$8.1	$8.3
Total return yield	6.1%	5.2%

TABLE 6   Fair value by contractual maturity date of our fixed income securities portfolio
For the year ended December 31 (in millions of dollars)
	2007		2006
Due in less than one year	$714.3	25.4%	$600.0	24.2%
Due in one through five years	1,242.7	44.1	1,157.5	46.5
Due after five through ten years	720.5	25.6	590.9	23.8
Due after ten years	137.1	4.9	135.4	5.5
Total	$2,814.6	100.0%	$2,483.8	100.0%

The fair value of equity securities represented 12% of our securities portfolio at December 31, 2007, compared with 13% at December 31, 2006.
Investment results before the effect of income taxes are reflected in Table 5 above.
Investment income, including net realized gains, increased by 29% to $193.6 million in 2007, compared to $149.9 million in 2006. The percentages earned on average securities shown in Table 5 compare with the Lehman Brothers Eurodollar Aa or Higher 1-5 Years Index of 7.1% and 4.4% for the DEX 1-5 Year Euro Canadian Index, 5.5% for the S&P 500 Index and 9.8% for the S&P TSX Index for the twelve months ended December 31, 2007.
Table 6 above summarizes the fair value by contractual maturities of our fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated.
At December 31, 2007, 70% of our fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds had contractual maturities of five years or less compared to 71% as at December 31, 2006. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Currently, we maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. We believe that our high quality, liquid securities portfolio provides us with sufficient liquidity to meet obligations to our policyholders.
Table 7 below summarizes the composition of the fair value of our fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service, using the higher of these ratings for any security where there is a split rating. Our fixed income securities portfolio consists of predominantly very high quality securities in corporate and government bonds with greater than 94% rated ‘A’ or better.

TABLE 7   Credit ratings of fixed income securities portfolio
As at December 31

	2007	2006
Rating
AAA/Aaa	53.9%	54.0%
AA/Aa2	23.5%	24.1%
A/A2	16.7%	17.8%
Percentage rated A/A2 or better	94.1%	95.9%
BBB/Baa2	3.4%	2.8%
BB/Ba2	0.3%	0.4%
B/B2	0.4%	0.6%
CCC/Caa or lower, or not rated	1.8%	0.3%
Total	100.0%	100.0%

Table 8 below shows how the fair value of our securities portfolio (including cash and cash equivalents and financed premiums) and cash flow from operations has grown over the last ten years.

TABLE 8   Fair value of our securities portfolio and cash flow from operations

		Securities	Cash Flow
	Securities	Portfolio	Generated
	Portfolio	Per Share	from
	at Fair Value	Outstanding	Operations
	(in millions)	(in dollars)	(in millions)
1998	$409	$11.40	$43
1999	457	13.43	23
2000	522	15.32	62
2001	775	15.92	134
2002	1,346	27.59	382
2003	2,124	38.04	471
2004	2,644	47.04	392
2005	2,933	51.93	274
2006	3,085	55.21	167
2007	3,510	63.22	67

Market Risk
Market risk is the risk that we will incur losses due to adverse changes in interest or currency exchange rates and equity prices. Our primary market risk exposures are to changes in interest rates and equity prices. We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate.
Because most of our securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.
Duration is a measure used to estimate the extent to which market values change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed income securities by $92.3 million, representing 3.3% of the $2,814.6 million fair value fixed income securities portfolio.
Fluctuations in value of our equity securities due to changes in general economic or stock market conditions affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses.
We do not hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated securities, and our Canadian operations in Canadian dollar denominated securities.

Credit Risk
Credit risk is defined as the risk of financial loss due to failure of the other party to a financial instrument to discharge an obligation. Credit risk arises from our positions in term deposits, corporate debt securities and government bonds.
The Investment Committee of the Board of Directors is responsible for the oversight of key investment policies and limits. These policies and limits are subject to annual review and approval by the Investment Committee. The Investment Committee is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk.
The company has policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds).
Premiums for property and casualty insurance are typically payable at the time a policy is issued in force or renewed. To assist insureds in making their payments, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly instalments. The insured pays an additional amount for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. We typically collect sufficient premiums in advance of the period of risk which ensures that in the event of payment default by the insured, we should not have uncollectible balances. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific jurisdictions. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge.
Certain U.S. public companies include this premium finance income in computing their combined ratio and underwriting profit. We, however, consider our income from premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2007, the balance of our financed premiums receivable was $91.9 million compared to $67.5 million at December 31, 2006.
The fair value of financed premiums approximates their carrying amount.

Portfolio Monitoring
Virtually all of our securities are managed by third-party investment management firms and we monitor their performance and their compliance with their individual mandate and the Company’s investment policies and guidelines. We have engaged Conning Asset Management, Royal Bank of Canada (Caribbean), Deans Knight Capital Management Limited and J. Zechner Associates Inc. to oversee the majority of the fixed income securities portfolio. In addition, Burgundy Asset Management, Burgundy International Asset Management, Deans Knight Capital Management Limited, Kingwest and Company, Marquest Investment Counsel, SFE Investment Counsel and Wellington Management Company have each been engaged to manage portions of our subsidiaries’ equity securities portfolios.
The Company has recognized losses on securities for which a decline in market value was deemed to be other than temporary. We recognized charges of $20.4 million, $4.6 million and $4.8 million for securities value impairment that was considered other than temporary for the years ended December 31, 2007, 2006 and 2005, respectively. The charges recognized in 2007 reflected the impact on the securities portfolio of the unusually volatile equity markets in 2007. In determining whether a decline in value of a security is other than temporary, the Company has applied Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.
We perform a quarterly analysis of our securities holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures:

•
identifying all security holdings in an unrealized loss position that has existed for at least six months or that other circumstances exist where management believes those circumstances may impact the recoverability of the security;

•
obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge and experience together with market-based valuation techniques;

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

The length of time securities may be held in an unrealized loss position may vary based on the opinion of our appointed investment managers and their respective analyses related to valuation and to the various credit risks that may prevent us from recapturing our principal investment. In cases of securities with a maturity date where our appointed investment manager determines that there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures. In situations where facts emerge that might increase the risk associated with recapture of principal, securities may be traded and losses realized.
Due to the inherent volatility of equity markets, we believe there are securities that trade from time to time below their intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions driving the investment manager’s valuation of the holding.
At December 31, 2007 and December 31, 2006, the gross unrealized losses amounted to $43.8 million and $40.3 million, respectively. Unrealized losses attributable to non-investment grade fixed income securities at December 31, 2007 and December 31, 2006 were $2.3 million and $0.2 million, respectively.
At December 31, 2007 and December 31, 2006, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no impairment provision was considered necessary. In making our impairment decisions, we utilized the professional expertise of our investment advisors, analyzed independent economic indicators and reviewed stock market trends. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. Common stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the specific holdings. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would put in question the issuer’s ability to satisfy its debt obligations).

PROVISION FOR UNPAID CLAIMS

Overview
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
The nature of non-standard automobile and trucking insurance typically requires more thorough claims management and in particular, more thorough investigative procedures and greater defence costs than many other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters, and we may also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. We believe that effective claims management is fundamental to our operations.

Reserving
A provision for unpaid claims includes several components: a provision for unpaid claims based on estimated liability on individual reported claims (more commonly known as case reserves), an estimated provision for claims that have not yet been reported and expected future development on case reserves, collectively known as the incurred but not reported claims provision ("IBNR"). The provision for unpaid claims also includes an estimate of allocated loss adjustment expenses (primarily defence costs) and unallocated loss adjustment expenses (primarily the adjustment handling costs by claims personnel) which we expect to incur in the future.
The establishment of a provision for unpaid claims represents management’s best estimate of the ultimate cost of both reported but unsettled claims and unreported claims. The provision for unpaid claims does not represent an exact calculation of the liability but instead represents management’s best estimate at a given accounting date utilizing actuarial and statistical procedures. The provision for unpaid claims represents the undiscounted estimates of the ultimate net cost of all unpaid claims and loss adjustment expenses. Management continually reviews its estimates and adjusts as experience develops and new information becomes available. In establishing the provision for unpaid claims, the Company also takes into account estimated recoveries, reinsurance, salvage and subrogation.
The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, including the opinions of the external independent appointed actuary, Towers Perrin Inc.
Factors affecting the provision for unpaid claims include the continually evolving and changing regulatory and legal environments, actuarial studies, professional experience and the expertise of our claims personnel and independent adjustors retained to handle individual claims. A change in claims handling procedures and changes in individuals involved in the reserving process can also affect the provision for unpaid claims. The quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes, all affect the provision for unpaid claims.

In addition, time can be a critical part of the provisions’ determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more predictable than long-tailed claims, such as general liability and automobile accident benefit claims, which are less predictable because short-tail claims are reported and settled quickly, resulting in less estimation variability. We do not have exposure to asbestos or environmental liability other than pollution coverage for oil spills as required for trucking insurance. Our provision for unpaid claims is not discounted to reflect the time value of expected future payouts of claims.
Table 9 below shows the amounts of total case reserves and IBNR as at December 31, 2007 and 2006. During 2007, U.S. operations increased case reserves by 12% and increased IBNR reserves by 27% with an increase of 18% in total reserves compared to December 31, 2006. An explanation for the increases in the U.S. operations total reserves is included in the “Changes in Methodology During 2007” section below. Our Canadian operations increased case reserves by 13%, IBNR by 19% and total reserves by 15% in U.S. dollars. The Canadian operations total reserves were impacted by the strengthening of the Canadian dollar. In Canadian dollars, the total reserves for the Canadian operations decreased 2%.

TABLE 9   Total case reserves and IBNR
For the year ended December 31 (in thousands of dollars)

	2007	2006	(%) Increase
U.S. Operations
Case Reserves	$732,861	$656,383	12%
IBNR	610,128	482,024	27%
Total unpaid claims	$1,342,989	$1,138,407	18%
Canadian Operations
Case Reserves	$581,404	$512,769	13%
IBNR	342,689	288,187	19%
Total unpaid claims	$924,093	$800,956	15%
Consolidated unpaid claims	$2,267,082	$1,939,363	17%

Impact of Changes in Provision for Unpaid Claims
Any adjustments are reflected in our consolidated statement of operations in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates. A change that increases the provision for unpaid claims is known as an unfavourable change and will reduce net income.

Management Process
Management of each operating insurance company has the responsibility to ensure that the provision for unpaid claims, including IBNR, are appropriate. Each operating insurance company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. Each company evaluates all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, inflation or changes in operating structure or process may have on future loss settlements. Management reviews the information by its product and geographic regions to monitor emergence of any patterns. Management incorporates all of the above information to record its best estimate of the provision for unpaid claims. Management also uses actuarial and statistical procedures to allocate the IBNR by accident years and coverages.

External Actuarial Process
An external independent actuary, Towers Perrin Inc., is appointed for each operating insurance company to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reserve estimates. As these processes are undertaken independently, the provision for unpaid claims recorded by management can differ from the actuary’s point estimate. The Company has established a policy that, to the extent that management’s estimate of its gross provision for unpaid claims (net of salvage and subrogation) are less than the point estimate as recommended by their independent appointed actuary, the Company requires management to increase the gross provision for unpaid claims to an amount that is not less than the point estimate as recommended by the independent appointed actuary. As part of the Company’s reserving process, the external independent actuary will perform various quarterly reviews throughout the calendar year to assess whether the actual results of the operating insurance company are not materially different than what was expected based on loss development factors previously established.

Both internal and external actuaries have to exercise a considerable degree of judgement when evaluating the factors and assumptions in analyzing the reserves. Different actuaries may choose different assumptions when faced with uncertainty, based on their individual backgrounds, professional experiences and areas of focus. As a result, the estimate selected by one actuary may differ significantly from that of another actuary.
In accordance with actuarial standards for 2007 and 2006, the independent appointed actuary develops a variability of the reserve estimates, more commonly known as a range of reserve estimates, and a recommended point estimate of reserves. The point estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range.
The variability of reserve estimates for gross unpaid claims for our U.S. and Canadian operations estimated by our independent appointed actuary, the point estimate as recommended by the external independent appointed actuary and the actual carried provision for unpaid claims are shown below in Table 10.
Table 11 on the next page summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1997 through 2006 and compares the re-estimation of those liabilities as at December 31, 2007. This table presents the development of unpaid claims liabilities reflected on our balance sheets as at each year end December 31, 1997 through December 31, 2007. The top line of the table presents the estimated provision for unpaid claims recorded at the balance sheet date for each of the indicated years. This provision represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including losses that have been incurred and not reported. The table also presents the re-estimated provision for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverables on unpaid claims for years 1997 through 2006.
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
The table presents the cumulative amount paid with respect to the previously recorded provision as of the end of each succeeding year and the re-estimated amount of the previously recorded provision based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2007, we had paid $926.7 million of the currently estimated $1,020.9 million of claims that had been incurred through the end of 2002; thus an estimated $94.2 million of losses incurred prior to December 31, 2002 remain unpaid as of December 31, 2007.
The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1997 have developed adversely by $11.8 million over the subsequent ten years and unpaid claims at December 31, 1999 have developed adversely by $60.8 million over the subsequent eight years. The effect on income during the past three years due to changes in estimates of unpaid claims is shown in Note 12(b) to the consolidated financial statements as the “prior years” contribution to incurred losses.
Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2007, but incurred in 2000, will be included in the cumulative development amounts for years 2000, 2001, 2002, 2003, 2004, 2005 and 2006. The deficiency identified during the year 2007 of $180.4 million was attributable to unpaid claims as at December 31, 2006 for unpaid claims for the year 2006 and all prior years.

TABLE 10    Comparison of actuarial ranges for gross unpaid claims
As of December 31, 2007 (in millions of dollars)

	Low	High	Point Estimate	Carried
U.S. Operations	$1,201.2	$1,490.7	$1,332.4	$1,343.0
Canadian Operations	813.0	1,039.6	921.6	924.1
Total Consolidated Provision for Unpaid Claims	$2,014.2	$2,530.3	$2,254.0	$2,267.1

As of December 31, 2006 (in millions of dollars)
	Low	High	Point Estimate	Carried
U.S. Operations	$991.0	$1,274.9	$1,132.4	$1,138.4
Canadian Operations	684.2	915.3	800.0	801.0
Total Consolidated Provision for Unpaid Claims	$1,675.2	$2,190.2	$1,932.4	$1,939.4

TABLE 11    Provision for unpaid claims, net of recoveries from reinsurers
As at December 31, 2007 (in millions of dollars, except percentages)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Unpaid claims originally established -end of year, gross	2,267.1	1,939.4	1,844.2	1,689.2	1,310.6	765.3	358.4	287.6	306.4	291.6	132.4
Less: Reinsurance recoverable on unpaid losses	177.7	176.5	181.6	225.9	122.0	85.6	64.4	61.7	83.1	88.0	44.9
Unpaid claims originally established -end of year, net	2,089.4	1,762.9	1,662.6	1,463.3	1,188.6	679.7	294.0	225.9	223.3	203.6	87.5
Cumulative paid (net of currency translation impact) as of:
One year later		699.8	740.6	652.1	584.9	319.8	190.6	123.4	102.0	84.2	35.5
Two years later			1,148.7	1,080.7	961.6	588.7	264.5	197.0	159.9	134.5	52.7
Three years later				1,336.4	1,198.4	774.2	361.0	237.5	206.0	171.1	64.8
Four years later					1,327.9	875.3	428.3	284.2	224.4	198.5	76.7
Five years later						926.7	460.5	313.4	248.0	205.0	85.3
Six years later							476.6	326.4	263.3	217.4	86.4
Seven years later								334.1	267.5	225.1	89.3
Eight years later									272.0	226.2	93.9
Nine years later										228.6	92.6
Ten years later											93.9
Re-estimated liability as of:
One year later		1,943.3	1,726.9	1,487.5	1,241.8	818.2	363.5	246.2	220.1	198.5	78.7
Two years later			1,906.9	1,645.7	1,399.7	915.4	424.1	274.5	228.2	200.5	80.7
Three years later				1,740.1	1,480.9	984.7	475.4	313.5	241.1	206.5	82.6
Four years later					1,520.8	1,007.3	496.8	335.4	263.8	217.2	85.0
Five years later						1,020.9	505.5	343.2	274.1	226.1	90.5
Six years later							509.6	345.8	275.4	230.7	94.2
Seven years later								354.0	276.8	231.7	96.4
Eight years later									284.0	233.5	96.1
Nine years later										239.0	97.1
Ten years later											99.3

As at December 31, 2007: Cumulative (redundancy) deficiency		180.4	244.4	276.8	332.1	341.2	215.6	128.1	60.8	35.4	11.8
Cumulative (redundancy) deficiency as a % of reserves originally established - net		10%	15%	19%	28%	50%	73%	57%	27%	17%	14%
Re-estimated liability - gross		2,093.0	2,079.1	1,982.6	1,692.1	1,162.8	607.5	420.7	368.1	338.1	141.7
Less: Re-established reinsurance recoverable		149.7	172.2	242.5	171.3	141.9	98.0	66.7	84.0	99.1	42.4
Re-estimated provision - net		1,943.3	1,906.9	1,740.1	1,520.8	1,020.9	509.6	354.0	284.0	239.0	99.3
Cumulative deficiency - gross		153.6	234.8	293.4	381.4	397.5	249.1	133.1	61.7	46.4	9.3
% of reserves originally established - gross		8%	13%	17%	29%	52%	70%	46%	20%	16%	7%

Changes in Methodology During 2007
On December 18, 2007, the Company announced that it would report a reserve increase at its Lincoln General Insurance Company (“Lincoln General”) subsidiary in the fourth quarter. The key reason for this change in estimate was a change in the methodology used in estimating future claim liabilities.
In recent periods, estimating the provision for unpaid claims for Lincoln General has been complicated by the fact that its own claims data was insufficiently stable, in the view of the independent actuary and management, to form a base for projecting ultimate loss ratios. This instability was largely the result of transitioning claims management for much of Lincoln General’s program business from external service providers to in-house staff. Lincoln General grew rapidly during 2001 to 2003 and at the time outsourced many of the claims and underwriting functions to third party service providers. Over time it became apparent that tighter operational control of the claims functions should be gained and in-house claims capabilities built. At the end of 2002 approximately 65% of the claims on Lincoln’s program business were handled by third parties, whereas today only 14% are externally handled. As the claims were brought in-house and the case reserves increased, this caused instability in the underlying claims data that actuaries use to predict future outcomes.
Consequently, in the past there has been a heavy reliance on industry loss development data in forecasting Lincoln’s ultimate loss ratios. With the passage of time, the independent actuary determined in late November that Lincoln General’s “own data” was now sufficiently stable that it should revise its actuarial models to primarily rely upon its “own data” and to markedly reduce the impact of industry data. This change in methodology is the primary reason for the increase in expected loss ratios and is expected to significantly reduce the volatility of estimates going forward. The development that Lincoln General has experienced is due to the fact that the underlying case reserves have developed differently than industry averages.
The two lines of business at Lincoln General that were substantially affected by this change in estimation are trucking and an artisan contractors liability program in California.
All of the Company’s other operating insurance subsidiaries are utilizing their “own data” in their actuarial models. These assumptions have been consistently applied over a period of time and have demonstrated less volatility in the results of these companies.

Accident Year
Tables 12 and 13 on the next page assist in understanding the difference between calendar year and accident year losses. The financial statements are presented on a calendar year basis for all data. Claims payments and changes in reserves, however, may be made on accidents that occurred in prior years, not on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in Note 12(b) to the consolidated financial statements which shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.
Table 12 is derived from the unpaid claims re-estimates included in Table 11 and summarizes the effect of re-estimates, net of reinsurance, on calendar year consolidated operations for the ten year period ended December 31, 2007. The first number in each row details the amount of reserve re-estimates included in the indicated calendar year and shows the accident year to which the re-estimates apply.

TABLE 12    Accident year versus calendar year losses
(In thousands of US dollars, except percentages)

By Accident Year	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998 & prior
By Calendar Year
2007	(180,395)	332	85,685	54,484	26,325	9,491	(4,072)	902	1,771	5,477
2006		(64,329)	(93,877)	77,044	58,524	13,930	6,053	1,247	(360)	1,768
2005			(24,233)	(133,660)	88,651	47,823	13,670	6,481	195	1,073
2004				(53,196)	(44,023)	45,974	29,311	11,575	5,803	4,556
2003					(138,482)	77,820	21,621	16,422	13,676	8,943
2002						(69,497)	41,283	15,235	2,279	10,700
2001							(20,350)	12,317	2,115	5,918
2000								3,150	(5,208)	2,058
1999									5,081	(5,081)
Total	(180,395)	(63,997)	(32,425)	(55,328)	(9,005)	125,541	87,516	67,329	25,352	35,412
Combined ratio as reported	109.3%	98.8%	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%	102.6%
Net reserve re-estimates	(9.8%)	(3.6%)	(1.8%)	(3.1%)	(0.5%)	11.3%	15.5%	18.5%	8.5%
Accident year combined ratio	99.5%	95.2%	95.4%	94.7%	101.1%	111.1%	114.6%	119.5%	111.1%

The tables below show the effect of these re-estimates on our Canadian and U.S. operations’ combined ratios:

TABLE 13    Effect of reserve re-estimates on combined ratios

By Accident Year	2007	2006	2005	2004	2003	2002	2001	2000	1999
Canadian Operations
Combined ratio as reported	94.5%	94.5%	96.1%	97.9%	111.8%	108.4%	103.1%	101.8%	104.8%
Net reserve re-estimates	5.9%	(0.6%)	(8.6%)	(17.5%)	(17.3%)	11.8%	16.6%	31.6%	17.8%
Accident year combined ratio	100.4%	93.9%	87.5%	80.4%	94.5%	120.2%	119.7%	133.4%	122.6%

By Accident Year	2007	2006	2005	2004	2003	2002	2001	2000	1999
U.S. Operations
Combined ratio as reported	113.5%	100.8%	97.7%	97.7%	98.3%	97.2%	96.8%	100.9%	100.6%
Net reserve re-estimates	(16.3%)	(5.1%)	1.5%	2.5%	4.6%	11.2%	14.9%	7.0%	0.3%
Accident year combined ratio	97.2%	95.7%	99.2%	100.2%	102.9%	108.4%	111.7%	107.9%	100.9%

Tables 14 and 15 include a segmentation of the provision for unpaid claims on a gross and net of external reinsurance basis by line of business.
Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in Table 16.
These net increases in prior years’ incurred claims, net of reinsurance, for the years ended December 31, 2007, 2006 and 2005 were $180.4 million, $64.3 million and $24.2 million, respectively. Table 16 identifies the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.
Table 17 on the next page shows the sources of the prior years’ development in the U.S. and Canadian Operations by line of business.
The “other” category includes all development both (favourable) and unfavourable on other lines of business that the Company’s subsidiaries write and geographic portions of existing lines of business, already disclosed, where there has been little favourable or unfavourable development. The other lines of business include surety and workers’ compensation lines of business.

TABLE 14    Provision for unpaid claims - gross
As of December 31 (in thousands of dollars)

Line of Business	2007	2006
Trucking	$811,638	$734,913
Non-Standard Auto	575,206	475,343
Standard Auto	144,486	126,397
Commercial Auto	239,160	220,839
Motorcycle	126,830	102,809
Property & Liability	303,251	228,809
Other	66,511	50,253
Total	$2,267,082	$1,939,363

TABLE 15    Provision for unpaid claims - net of reinsurance recoverables
As of December 31 (in thousands of dollars)

Line of Business	2007	2006
Trucking	$713,240	$645,596
Non-Standard Auto	564,747	466,074
Standard Auto	141,020	123,751
Commercial Auto	243,290	221,949
Motorcycle	97,335	74,911
Property & Liability	270,621	188,224
Other	59,158	42,427
Total	$2,089,411	$1,762,932

TABLE 16    Net increase in prior years’ incurred claims by line of business and accident year
Year Ended December 31, 2007 (in thousands of dollars)

Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2002 & prior	$1,803	$3,570	$(43)	$690	$6,165	$1,384	$13,569
2003	(586)	16,973	(447)	(1,116)	7,516	3,985	26,325
2004	719	42,915	(237)	876	8,862	1,349	54,484
2005	(966)	64,680	2,293	(2,337)	23,645	(1,630)	85,685
2006	(3,070)	20,771	(10,336)	(8,783)	8,323	(6,573)	332
Total	$(2,100)	$148,909	$(8,770)	$(10,670)	$54,511	$(1,485)	$180,395

Year Ended December 31, 2006 (in thousands of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total
2001& prior	$3,415	$3,571	$(215)	$1,177	$379	$381	$8,708
2002	99	8,217	(66)	920	8,555	(3,795)	13,930
2003	613	30,252	298	7,426	10,403	9,532	58,524
2004	(39)	55,833	833	2,219	15,067	3,131	77,044
2005	966	(36,384)	(5,469)	(15,587)	(21,198)	(16,205)	(93,877)
Total	$5,054	$61,489	(4,619)	$(3,845)	$13,206	$(6,956)	$64,329

Year Ended December 31, 2005 (in thousands of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2001& prior	$197	$(230)	$(638)	$4,883	$2,301	$1,236	$7,749
2001	(933)	5,012	341	4,611	3,248	1,391	13,670
2002	1,946	15,851	1,379	13,462	8,565	6,620	47,823
2003	(636)	46,305	938	17,601	17,472	6,971	88,651
2004	(3,762)	(32,695)	(12,164)	(62,944)	(13,128)	(8,967)	(133,660)
Total	$(3,188)	$34,243	$(10,144)	$(22,387)	$18,458	$7,251	$24,233

TABLE 17    Increases (decreases) in prior years’ claims
Net of external reinsurance for the year ended December 31 (in millions of dollars)

	2007	2006	2005
U.S. Operations
Trucking	$149.7	$59.3	$29.5
Non-standard automobile	3.7	1.6	(30.1)
Commercial automobile	-	(0.1)	3.1
Property & liability	58.3	13.5	17.4
Other	0.7	1.1	2.3
Subtotal U.S. Operations	$212.4	$75.4	$22.2
Canadian Operations
Trucking	$(0.8)	$2.1	$4.7
Non-standard automobile	(14.3)	(5.4)	8.6
Standard automobile	(8.8)	(4.6)	(10.1)
Commercial automobile	(2.1)	(1.9)	2.9
Motorcycle	(2.1)	5.1	(3.2)
Property & Liability	(3.8)	(0.3)	1.1
Other	(0.1)	(6.1)	(2.0)
Subtotal Canadian Operations	$(32.0)	$(11.1)	$2.0
Total increase in claims incurred for unpaid claims occurring prior to December 31st	$180.4	$64.3	$24.2
As a % of unpaid claims at prior year end	9.3%	3.5%	1.4%

UNITED STATES OPERATIONS

Trucking
At December 31, 2007 and 2006 the provisions for unpaid claims for U.S. trucking business were $615.7 million and $567.3 million, respectively. Unfavourable development related to the trucking business in the U.S. was $149.7 million for the year ended December 31, 2007 compared to $59.4 million in 2006. Development was experienced at Lincoln General on the trucking liability line of business for primarily accident years 2005 and 2004 due to changes in methodology used to estimate future claim liabilities.

Non-Standard Automobile
At December 31, 2007 and 2006 the provisions for unpaid claims for our U.S. non-standard automobile business were $293.7 million and $224.2 million, respectively. Unfavourable development related to the non-standard automobile business was $3.7 million in 2007 and $1.6 million in 2006. Improved trends in loss settlement and claims handling procedures in 2005 at the U.S. operations have alleviated the unfavourable development experienced prior to 2005.

Property and Liability
At December 31, 2007 and 2006 the provision for unpaid claims for U.S. property and liability business was $228.5 million and $159.5 million, respectively. Unfavourable development related to the property and liability business in the U.S. was $58.3 million for the year ended December 31, 2007 compared to $13.5 million in 2006. The artisan contractors program regarding construction defect claims had $53.6 million in unfavourable development in 2007 compared to $19.6 million in 2006.

CANADIAN OPERATIONS

Trucking
Trucking business contributed $0.8 million of favourable development in 2007, an improvement over the $2.1 million of unfavourable development reported in 2006. Improved trends in 2006 loss settlement and claims handling procedures have alleviated the unfavourable development previously experienced.

Non-Standard Automobile
Non-standard automobile business contributed $14.3 million of prior years’ favourable development in 2007, compared to $5.4 million in 2006. The results reflect consistent reserve methodology based on the current stable market conditions in the province of Ontario. Ontario non-standard automobile contributed $10.1 million of the favourable development in 2007. In Alberta, average case reserves are being increased to reflect the continued escalation in bodily injury claim settlements. Improved reserving methodology has enabled the Canadian operations to show favourable development of $3.3 million in 2007.

Standard Automobile
Standard automobile business contributed $8.8 million of prior years’ favourable development in 2007 compared to $4.6 million in 2006. Stable market conditions in the province of Ontario and consistent reserve methodology have enabled the Canadian operations to report consistent favourable development in this line of business.

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
We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of C$1.0 million in Canada and $0.5 million in the United States with respect to property claims and C$2.5 million in Canada and $1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance that provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to C$5.0 million per occurrence to a maximum coverage of C$120.0 million, and in the United States to $5.0 million per occurrence to a maximum coverage of $35.0 million. Our net exposure for Canadian automobile business claims is C$2.5 million subject to a maximum cover of C$20.0 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $50,000 per occurrence, depending on the state. In Hawaii, for our ‘wind only’ specified risks policies, we are protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program we retain up to $7.5 million in net losses subject to a maximum cover of $1.2 billion.
From April 1, 2004 to March 31, 2005, the Company maintained two quota share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties, the Company had the option to vary the amount of premiums ceded in any quarter, which provided flexibility in managing premium leverage. These treaties increased the ceded reinsurance by $40.8 million or 2.2% in 2005, and decreased net income for the year ended December 31, 2005 by $1.1 million. Overall our external reinsurance ceded represented 3.7% of gross premiums written for the year ended December 31, 2005, 6.7% for the year ended December 31, 2006 and 7.3% for the year ended December 31, 2007. The increases in 2006 and 2007 were due to the acquisition of Zephyr Insurance Company which has an extensive reinsurance program as part of its underwriting strategy.
Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of the insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. Estimating amounts of reinsurance recoverables, however, is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2007, we had $207.1 million recoverable from third party reinsurers and other insurers. At December 31, 2007, approximately 95% of the receivables were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amounts ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed. Table 18 below summarizes the composition of the amounts due from reinsurers at December 31, 2007, by the rating as assigned by A.M. Best or S&P to the applicable reinsurers. Collateral is held, or a provision has been made against approximately 59% of the amounts due from reinsurers with a credit rating below A-.

TABLE 18     Composition of amounts due from reinsurers by rating
As at December 31

A.M. Best / S&P Rating	2007	2006
A++	5.2%	9.2%
A+	23.6%	22.9%
A	37.0%	29.7%
A-	28.9%	29.4%
B++/B+/B-	2.6%	3.9%
C++/C	-	0.2%
Not Rated	2.7%	4.7%
Total	100.0%	100.0%

RESULTS OF OPERATIONS

For the years ended December 31, 2007 and 2006

Gross Premiums Written
During the year ended December 31, 2007, gross premiums written were $1.96 billion compared to $1.93 billion in 2006. For the year ended December 31, 2007, gross premiums written for U.S. operations were $1.39 billion, a 4% increase from 2006, and for Canadian operations were $570.0 million, a decrease of 4% from 2006. The increase in premiums from U.S. operations is primarily due to the acquisition of Mendota and its subsidiaries which was partially offset by reduced volume due to soft market conditions. The decrease in premiums from Canadian operations was due to soft market conditions, partially offset by the impact of the strong Canadian dollar.
    For the year ended December 31, 2007, gross premiums written from trucking and commercial automobile decreased 18% to $739.4 million, from $904.1 million in 2006. This decrease is primarily due to soft market conditions in Canada and the U.S. and initiatives being taken to re-price programs and terminate unprofitable programs in the U.S.
Gross premiums written for non-standard automobile increased 24% to $617.0 million compared with $498.4 million in 2007 primarily due to the acquisition of Mendota and its subsidiaries. Excluding the impact of this acquisition, premiums written in the non-standard automobile insurance sector increased by 1%.

Net Premiums Written
Net premiums written increased 1% to $1.82 billion compared with $1.80 billion for the year ended December 31, 2006. Net premiums written from U.S. operations increased 3% to $1.27 billion from $1.23 billion for the year ended December 31, 2006. Net premiums written from Canadian operations decreased 4% to $547.5 million compared with $568.7 million for the year ended December 31, 2006.

Net Premiums Earned
Net premiums earned increased 4% to $1.84 billion for the year ended December 31, 2007, compared with $1.77 billion for 2006. For U.S. operations, net premiums increased by 8% to $1.30 billion in the year ended December 31, 2007 compared with $1.20 billion in 2006, and for Canadian operations decreased by 4% to $539.6 million compared with $562.4 million in 2006.

Investment Income
Investment income increased by 17% to $141.5 million compared with $120.9 million for the year ended December 31, 2006. Investment income has increased due to the reinvestment of maturing fixed income securities in a higher interest rate environment, the increase in the securities portfolio due to positive cash flows from operations, the strengthening in the Canadian dollar relative to the U.S. dollar and the acquisition of Mendota.

Net Realized Gains
Net realized gains amounted to $52.1 million in the year ended December 31, 2007 compared with net realized gains of $29.0 million in 2006. The net realized gains for the year ended December 31, 2007 includes significant gains on a number of equity securities in our portfolio that were the target of takeovers during the year, as well as a gain on the sale of the company’s former head office building. These gains have been partially offset by write-downs on equity securities of $20.4 million that were deemed to be other than temporarily impaired.

Claims Incurred
Our claims ratio for 2007 was 78.0%, compared to 69.9% for 2006. The claims ratio for U.S. operations was 85.8%, compared with 72.7% for 2006. The claims ratio for Canadian operations was 59.0% compared to 63.9% for 2006. The results for 2007 and 2006 reflect increases in the provision for unpaid claims occurring prior to December 31, 2006 and December 31, 2005, respectively. These increases amounted to approximately $180.4 million, which increased the claims ratio by 9.8% for 2007, compared to $64.3 million and 3.6%, respectively, for 2006. Consolidated case reserves for individual claims increased 12% to $1.31 billion as at December 31, 2007 compared to $1.17 billion at December 31, 2006 and IBNR increased 24% to $0.95 billion at December 31, 2007 compared to $0.77 billion at December 31, 2006.
For U.S. operations, prior years’ claims development increased the claims incurred by $212.4 million, a 16.3 percentage point increase to the claims ratio in 2007 compared to $75.4 million, a 6.3 percentage point increase to the claims ratio in 2006. The majority of this unfavourable development on unpaid claims relates to trucking insurance and an artisan contractors liability insurance program written by Lincoln General. For a detailed explanation of the factors contributing to this unfavourable development, refer to the unpaid claims section of Management’s Discussion and Analysis above. Trucking business contributed $149.7 million of the unfavourable development in 2007 compared to $59.3 million in 2006. Property and liability business contributed $58.3 million of the unfavourable development in 2007 compared to $13.5 million in 2006. The artisan contractors program accounted for $53.6 million of the property and liability unfavourable development compared to $19.6 million in 2006.
Canadian operations reported favourable reserve development of $32.0 million which improved the claims ratio by 5.9% in 2007 compared to favourable reserve development of $11.1 million, a 2.0% improvement to the claims ratio in 2006. Non-standard and standard automobile business contributed $23.1 million of favourable development compared to $10.0 million in 2006. The favourable reserve development in the Canadian operations is a result of improved reserving methodology and the current stable market conditions in the province of Ontario.

Underwriting Expenses
Our expense ratio was 31.3% in 2007 and 28.9% in 2006. The expense ratio for our Canadian operations for 2007 was 36.0%, compared to 30.6% in 2006 and the expense ratios for our U.S. operations were 29.5% and 28.1%, respectively, in 2007 and 2006. General expenses rose $60.8 million in 2007, increasing the general expense ratio to 13.2% in 2007 compared to 10.3% in 2006. The increase in the expense ratio is primarily due to the increase in general and administrative expenses including transition costs associated with the acquisition of Mendota Insurance Company and operating costs associated with RPCIA, increased claims investigation expenses, the retirement compensation paid to the former President and Chief Executive Officer, the depreciation expense of the new head office building and the write-offs of certain system assets. This increase is partially offset by a reduction in the commission rate due to a change in the mix of business.

Combined Ratio
The combined ratio was 109.3% in 2007 compared with 98.8% in 2006, which produced an underwriting loss of $172.1 million compared with profit of $21.3 million in 2006. For 2007, U.S. operations’ combined ratio was 115.3% (100.8% in 2006) and for Canadian operations, the combined ratio moved to 95.0% (94.5% in 2006). Prior years’ claims development increased the combined ratio by 9.8% and 3.6% for the years ended December 31, 2007 and 2006, respectively. For U.S. operations, prior years’ claims development increased the combined ratio by 16.3% in 2007 and 6.3% in 2006. For Canadian operations, prior years’ claims development decreased the combined ratio by 5.9% in 2007 and decreased the combined ratio by 2.0% in 2006.

Interest Expense
Interest expense for 2007 was $38.9 million, compared to $30.2 million in 2006, due to increased borrowings used to support increased capitalization of subsidiaries and to repurchase and cancel shares of the Company.

Net Income and Earnings Per Share
In 2007 we incurred a loss before income taxes of $21.4 million, compared to income before income taxes of $139.9 million in 2006. In 2007, we incurred a net loss of $18.5 million compared to net income of $123.3 million reported for 2006. The diluted loss per share was $0.33 for 2007 compare to diluted earnings per share of $2.17 for 2006. The decrease in net income is primarily the result of increases in estimates for net unpaid claims occurring in prior years on the program business at Lincoln General of $3.10 per share on an after-tax basis.

Book Value Per Share
Book value per share increased by 5% to $16.95 at December 31, 2007 from $16.12 at December 31, 2006. The increase in book value per share is attributable to the increase in the contribution from Canadian operations in U.S. dollar terms due to the relative strength of the Canadian dollar and the adoption of fair value accounting of securities in 2007, partially offset by the net loss for the year.

Balance Sheet
Total assets as at December 31, 2007 grew to $4.66 billion, compared to $4.05 billion as at December 31, 2006. The securities portfolio, including cash and financed premiums increased to $3.51 billion, compared to $3.09 billion as at December 31, 2006. The fair value of the securities portfolio per share outstanding increased 15% to $63.22 at December 31, 2007 compared to $55.21 as at December 31, 2006. Net unrealized gains on the securities portfolio were $34.6 million ($0.62 per share outstanding) at December 31, 2007 compared to $26.5 million ($0.47 per share) at December 31, 2006.

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
For the year ended December 31, 2006, gross premiums written from trucking and commercial automobile increased 11% to $904.2 million, from $814.2 million in 2005. In the trucking insurance market, we continued to increase our volume of premiums written in Canada by targeting owner-operator businesses and maximizing the benefit of our North America-wide presence.
Gross premiums written for non-standard automobile decreased 10% to $498.4 million compared with $551.3 million in 2005 due to competitive conditions in several markets and the termination of certain programs. In the non-standard auto insurance market, we experienced lower volumes of premiums written as a result of increased competition, partially offset by the premiums generated from assigned risk business in the U.S.
We experienced more competitive conditions in Illinois where gross premiums declined by 10% to $189.7 million. We experienced growth in 2006 in New York and Hawaii as a result of the assigned risk business written through The Robert Plan Corporation and the acquisition of Zephyr, respectively, in late 2005. In Ontario, increased competition in the non-standard insurance market, partially offset by premium increases in the owner-operator trucking segment led to a decrease of 2% in gross premiums written to $372.6 million. The political environment, including regulated rate freezes and premium roll-backs, caused us to continue to reduce our gross premiums written in Alberta by 25% to $70.6 million in 2006.

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

Investment Income
Investment income increased by 30% to $120.9 million compared with $93.0 million for the year ended December 31, 2005. The fair value of the securities portfolio increased by 5% in 2006 due to positive cash flow from operations and financing activities. Our annualized investment yield for the year ended December 31, 2006 increased to 4.0% compared to 3.4% in 2005. This increase is due to the reinvestment of maturing fixed income securities into higher yielding securities as short and medium term yields increased during the year.

Net Realized Gains
Net realized gains amounted to $29.0 million in the year ended December 31, 2006 compared with net realized gains of $38.2 million in 2005. The majority of these gains were realized from the disposal of equity securities. Net unrealized gains at December 31, 2006 were $26.5 million compared to $18.2 million at December 31, 2005.

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
For our U.S. operations, prior years’ claims development increased the claims incurred by $75.4 million, a 6.3% increase to the claims ratio in 2006 compared to $22.2 million, a 1.8% increase to the claims ratio in 2005. We previously outsourced most of the claims settlement and case reserving process for our U.S. program business. Over the last few years we have made a concerted effort to bring most of these arrangements in-house and have significantly increased our internal resources as part of this focused initiative. As part of these initiatives we have, over this period of time, completed a comprehensive review of all claim reserves previously handled by third parties. This review process identified several areas where the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves. Trucking business contributed $59.4 million of the unfavourable development in 2006 compared to $29.5 million in 2005. Property and liability business contributed $13.5 million of the unfavourable development in 2006 compared to $17.4 million in 2005. Allocated loss adjustment expenses on contractors’ claims in the property and liability segment contributed $19.6 million in unfavourable development in 2006 which was offset by favourable development on other property business compared to $10.1 million in 2005.

The Canadian operations reported favourable reserve development of $11.1 million which improved the claims ratio by 2.0% in 2006 compared to unfavourable reserve development of $2.1 million, a 0.4% increase to the claims ratio in 2005. Alberta and Ontario trucking business contributed $2.1 million of unfavourable development compared to $4.7 million in 2005and $6.9 million in 2004. Alberta non-standard automobile contributed $5.2 million of favourable development in 2006 compared to $12.6 million and $15.7 million of favourable development in 2005 and 2004, respectively.

Underwriting Expenses
Our expense ratio was 28.9% in 2006 and in 2005. The expense ratio for our Canadian operations for 2006 was 30.6%, compared to 27.8% in 2005 and the expense ratios for our U.S. operations were 28.1% and 29.4%, respectively, in 2006 and 2005. General expenses rose $26.5 million in 2006, increasing the general expense ratio to 10.3% in 2006 compared to 8.7% in 2005. Increases in professional fees related to Sarbanes-Oxley, audit and litigation account for $12.6 million of this increase with increased personnel and salary costs accounting for $11.2 million of the increase.
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

Balance Sheet
Total assets as at December 31, 2006 grew to $4.05 billion, compared to $3.80 billion as at December 31, 2005. The securities portfolio, including cash increased to $3.06 billion (fair value $3.09 billion), compared to $2.91 billion (fair value $2.93 billion) as at December 31, 2005. The fair value of the securities portfolio per share outstanding increased 6% to $55.21 at December 31, 2006 compared to $51.93 as at December 31, 2005.
Net unrealized gains on the securities portfolio were $26.5 million ($0.47 per share outstanding) at December 31, 2006 compared to $18.2 million ($0.32 per share) at December 31, 2005.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. The cash requirements of each quarterly dividend payment to shareholders of 7.5 cents (Canadian) per share is approximately C$4.2 million based on the number of shares outstanding as at December 31, 2007. The dividend for the first quarter of 2008 will be paid on March 31, 2008.
We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements. Such funds may not provide sufficient capital, however, to enable us to pursue additional market opportunities.
On November 8, 2005 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 7, 2006 the Company repurchased 562,800 of its common shares at an average price of $19.66.
On November 9, 2006 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 8, 2007 the Company was eligible to repurchase up to 2,800,000 of its common shares, in total representing approximately 5% of the outstanding common shares. For the period of November 9, 2006 to December 31, 2006, the Company had repurchased 242,200 of its common shares at an average price of $21.16. For the year ended December 31, 2006 the Company had repurchased a total of 805,000 of its common shares at an average price of $20.11.
On November 9, 2007 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company may repurchase up to 2,780,000 of its common shares representing less than 5% of the outstanding common shares. For the period of November 13, 2007 to December 31, 2007, the Company had repurchased 123,700 of its common shares at an average price of $16.68. For the year ended December 31, 2007 the company had repurchased a total of 445,100 of its common shares at an average price of $18.20.
As at December 31, 2007, the Company had 55,515,728 common shares outstanding compared with 55,884,525 common shares outstanding at December 31, 2006.
Net cash provided from operations in 2005 was $273.7 million, in 2006 was $167.2 million and in 2007 was $67.1 million which contributed to our increased securities portfolio. Net cash provided by financing activities in 2005 was $10.9 million, in 2006 was $14.6 million and in 2007 was $106.3 million.

Float
Insurance companies receive premiums well before claims are paid to policyholders. This timing difference generates a float on which the Company has an opportunity to earn investment income. The float is calculated by subtracting amounts due from reinsurers and other insurers and deferred policy acquisition costs from unpaid claims and unearned premiums.
Table 19 shows the float, split between Canadian and U.S. operations at the end of each of the last six years. An underwriting profit reflects the benefit, in addition to investment income earned, of the float in that year. An underwriting loss reflects the cost of the float in that year, whereas an underwriting profit generates float at no cost. For the five year period to the end of 2007, the net underwriting loss was $88.9 million and the float increased by $1.58 billion to $2.64 billion.

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
On February 15, 2006, the Company entered into a C$150 million 364 day revolving credit facility with a syndicate of two banks. Depending on the type of loan, the facility bore interest at a floating rate based on the Company’s senior unsecured debt rating. This facility was replaced on June 23, 2006.
On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the above C$150 million 364 day revolving credit facility and contains similar terms, conditions and financial covenants. The amounts outstanding under this facility as at December 31, 2007 and 2006 were $101,369,000 and $51,607,000 with effective interest rates of 5.9% and 5.7%, respectively.
On December 21, 2007, the Company entered into a 365 day C$70 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175 million credit facility above. The amount outstanding under this facility as of December 31, 2007 was C$70,000,000 with an effective interest rate of 6.5%.

Canadian Senior Debenture Offering
On December 6, 2002, the Company issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. Interest on the debentures was payable semi-annually in arrears. The net proceeds to the Company were C$77,087,420. Annual interest payments were C$6,435,000 for each of the last three years. This debenture matured and was fully repaid as of December 31, 2007.
On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100 million Senior Unsecured Debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 in each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the issuer’s option. The debentures are unconditionally guaranteed by Kingsway Financial and Kingsway America, a wholly-owned subsidiary of Kingsway Financial Services Inc.

TABLE 19    Float
As at December 31 (in thousands of dollars)

	Canadian Operations	U.S. Operations	Total
2007	$1,032,615	$1,609,618	$2,642,233
2006	865,236	1,389,962	2,255,198
2005	820,823	1,300,813	2,121,636
2004	667,906	1,332,040	1,999,946
2003	510,601	1,139,289	1,649,890
2002	262,035	779,777	1,041,812

U.S. Senior Note Offering
On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $9,375,000, $9,375,000 for 2006 and $9,375,000 for 2005 with an effective interest rate of 8.27%.

Subordinated Debt
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $8,896,000, $8,479,000 for 2006 and $6,702,000 for 2005 with an effective weighted average interest rate of 9.85%.

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
Kingsway America Inc., a U.S. subsidiary, has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during the year was $4,881,000 for both 2007 and 2006 with an effective interest rate of 7.37% for 2007.

Contractual Obligations
Our provision for unpaid claims do not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in Table 20 below. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a securities portfolio with varying maturities and a substantial amount in short-term securities to provide adequate cash flows for the payment of claims. The unpaid claims in Table 20 below have not been reduced for amounts recoverable from reinsurers.
As of December 31, 2007, we had approximately $546.1 million of total indebtedness. This compares with $400.8 million as at December 31, 2006 and $360.6 million as at December 31, 2005. The total of our debt service obligations in 2008 is expected to be approximately $41.9 million. Kingsway America’s payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway.

TABLE 20    Contractual Obligations
Payments Due by Period (in thousands of dollars)

Contractual
Obligations	2008	2009		2010		2011		2012		Thereafter		Total
Bank indebtedness	$172,436	$		$		$		$		$		$172,436
Senior unsecured debentures	-		-		-		-		99,680		120,400	220,080
Subordinated indebtedness	-		-		-		-		-		87,354	87,354
Loan payable	-		-		-				-		66,222	66,222
Total indebtedness	172,436		-		-		-		99,680		273,976	546,092
Unpaid claims	735,534		543,819		323,745		241,362		175,180		247,442	2,267,082
Future minimum lease payments	3,886		2,068		1,737		1,596		1,368		3,096	13,751
Total	$911,856		$545,887		$325,482		$242,958		$276,228		$524,514	$2,826,925

TABLE 21    Capital requirements
As at December 31

	2007		2006
	MCT (%)	Excess over Minimum[1]	MCT (%)	Excess over Minimum[1]
Canadian Insurance Subsidiaries
Kingsway General	266	$59.9	241	$42.1
York Fire	279	16.8	298	19.4
Jevco	240	49.2	250	47.6
Kingsway Reinsurance (Bermuda) Ltd.		80.9		47.1
Total Canadian Operations		$206.8		$156.2
U.S. Insurance Subsidiaries	RBC (%)		RBC (%)
Lincoln General	153	$-	236	$20.5
Universal Casualty	374	13.7	541	20.1
American Service	558	19.1	782	27.0
American Country	368	8.6	442	13.5
Hamilton Group	731	24.6	614	20.6
Southern United	206	0.2	483	17.9
Zephyr	1,413	21.1	1,313	8.6
Mendota Insurance	156	-	NA	NA
Mendakota Insurance	377	4.2	NA	NA
Kingsway Reinsurance Corporation (Barbados)		298.7		351.9
Total U.S. Operations		$390.2		$480.1
Total Consolidated		$597.0		$636.3
1 Excess over regulatory minimum expressed in millions of dollars.

Capital Requirements
In Canada, property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (“OSFI”) and provincial regulatory authorities including the Financial Services Commission of Ontario (“FSCO”) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (“MCT”) formula. As at December 31, 2007, each of the Canadian subsidiaries had capital in excess of the MCT. See Table 21 above for a company by company analysis.
In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. As a minimum, the NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2007 Lincoln General and Mendota Insurance Company had RBC ratios of 153% and 156% respectively, placing them at the RBC company action level. The Lincoln General ratio is primarily due to an affiliated loss portfolio transfer reinsurance agreement entered into in 2007 as well as contingent commissions returned to affiliated reinsurers in 2007. Due to the one-time nature of these two events, Lincoln General will revert to a RBC ratio over 200% as of January 1, 2008. As at December 31, 2007 Mendota had an RBC of 156% placing it at the RBC company action level. The ratio is due to a capital charge for related party receivable balances and the impact of unwinding the risk-sharing arrangement with the company’s previous owner. Due to the one-time nature of these events, Mendota will revert to a RBC ratio over 200% as of January 1, 2008. See Table 21 for a company by company analysis.
Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulators in the jurisdictions in which they operate to maintain minimum capital levels. As of December 31, 2007, the capital maintained by Kingsway Reinsurance Corporation was 446% or $298.7 million in excess of the regulatory requirements in Barbados. As of December 31, 2007, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was 268% or $80.9 million in excess of the regulatory requirements in Bermuda.
Based on the various regulatory restrictions, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $530.2 million. In most jurisdictions the payment of dividends is subject to regulatory approval.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 and which is more fully described in Notes 15(d) and 16 of the audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity. The Company has one other off-balance sheet financing arrangement as discussed below.

Securitization Transaction
During 2006, one of the Company’s U.S. subsidiaries entered into a five year revolving securitization agreement to transfer its premium finance receivables to a third party Trust. The premium finance receivables are generally for a six month term corresponding to the underlying insurance policy issued by the U.S. subsidiary. The Company sold finance premium receivables of $16.0 million to the Trust, recorded an associated retained interest in the discounted cash flows from the cash reserve deposit maintained with the Trust and established a liability for future servicing costs. The effect of this off-balance sheet arrangement is to remove the related premium finance receivable asset from the balance sheet. During 2007 this securitization agreement was terminated. Upon termination, the Company reimbursed $3.7 million advanced by the Trust, net of the cash reserve deposit maintained with the Trust, reversed its liability for future servicing costs and expensed certain deferred costs associated with the set up of the facility. The effect of terminating this off-balance sheet arrangement is to reinstitute the related premium finance receivable asset to the balance sheet.

Standard & Poor’s Rating of Kingsway’s Counterparty Credit and Senior Unsecured Debt
On January 29, 2004, Standard & Poor’s issued its rating of “BBB-” on the $100 million of our senior notes due 2014 issued in January 2004. On March 8, 2004, Standard & Poor’s issued its rating of “BBB-” on an additional $25 million of our senior notes due 2014 issued in March 2004.
On August 3, 2005, Standard & Poor’s issued its rating of “BBB-” on the Kingsway Return of Capital Trust.
On July 10, 2007, Standard & Poor’s issued its rating of “BBB-” on the C$100 million Kingsway 2007 General Partnership senior debentures.
On December 19, 2007, Standard and Poor’s rating services lowered its counterparty and senior unsecured debt credit ratings on Kingsway to “BB+” with a negative outlook.
According to Standard & Poor’s, a BB+ rating (fifth out of ten rating levels) indicates that the obligation is regarded as having significant speculative characteristics, but is less vulnerable to nonpayment than other speculative issues. It faces major on-going uncertainties or exposure, however, to adverse business, financial or economic conditions which could lead to the obliger’s inadequate capacity to meet its financial commitment on the obligation. A plus or minus designation within a ratings category indicates relative standing within the category. A negative outlook means that the rating may be lowered over the immediate term (typically six months to two years), but is not necessarily a precursor of a rating change.

DBRS Rating of Senior Notes
On May 7, 2007, DBRS confirmed its previous rating of “BBB” with a stable outlook on $125 million of our senior notes issued in January and March 2004. On December 20, 2007, DBRS placed this rating under review with negative implications. According to DBRS, a “BBB” rating (fourth out of nine rating levels) indicates that protection of interest and principal is considered adequate, but that the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities.
On July 22, 2005, DBRS issued its rating of Pfd-3 (high) with a stable outlook on the Kingsway Return of Capital Trust. According to DBRS, a Pfd-3 rating (third out of six rating levels) indicates adequate credit quality. On December 20, 2007, DBRS placed this rating under review with negative implications.
On July 10, 2007, DBRS issued its rating of “BBB” with a stable outlook on the C$100 million unsecured debt issued by the Kingsway 2007 General Partnership. On December 20, 2007, DBRS placed this rating under review with negative implications.
On May 7, 2007 DBRS reaffirmed the Company’s financial strength rating of “BBB” with a stable outlook. On December 20, 2007, DBRS placed this rating under review with negative implications. This qualification indicates the preliminary evaluation of DBRS of the impact on the credit quality of the security or issuer; however as situations and potential rating implications may vary, its final rating conclusion may depart from the preliminary assessment.

Impact of Ratings Changes
A downgrade in our rating by either Standard & Poor’s or DBRS would have a negative impact on our business, such as causing an increase in the interest rate on our bank credit facility.

Shareholders’ Equity
In 2007, shareholders’ equity increased 4% to $940.8 million at December 31, 2007 compared to $901.0 million at December 31, 2006. The increase in shareholders’ equity is attributable to the increase in the contribution from Canadian operations in U.S. dollar terms due to the relative strength of the Canadian dollar and the adoption of fair value accounting of securities in 2007, partially offset by the net loss for the year. Book value per share outstanding was $16.95 per share at December 31, 2007, an increase of 5% compared to $16.12 per share at December 31, 2006.

LEGAL PROCEEDINGS

In the ordinary course of business, we are, from time to time, susceptible to various claims and legal proceedings, including class actions. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our financial condition or results of operations.

SYSTEMS AND TECHNOLOGY

Information systems and technology are significant contributors to operational efficiency, customer service and the effective management of our business. On-going investments in information technology are creating a comprehensive, versatile, and adaptable software, infrastructure, and service framework to support acquisitions, organic growth, and expansion into new products, jurisdictions, and distribution channels. The enterprise-calibre software, infrastructure and service framework create scale economies for core business processes and information technology expenditures. Management information and business intelligence capabilities help us manage growth and profitability. Workflow and document management technology contribute to efficiency and better customer service.
We are extending our technology to business partners by creating secure internet access to information, documents, premium payments, and policy processing applications. This past year, we deployed an entirely new enterprise-calibre commercial lines automation solution supporting quote-to-renewal policy administration, claims management, reporting, compliance, reinsurance, and financial decisions for one of our U.S. based subsidiaries. This application suite will be extended to two more U.S. subsidiaries in 2008. An enterprise platform built on a service oriented architecture and web portal framework that provides secure access to policy quotation, application, underwriting, and issue functions has been implemented for one of our Canadian subsidiaries. We will add additional subsidiaries, products, and functionality to this business-to-business electronic commerce platform during 2008.

EMPLOYEES

As of December 31, 2007, we employed approximately 2,900 personnel, of whom approximately 960 are located in Canada and approximately 1,940 are located in the United States. None of our employees are represented by a labour union and we have never experienced a work stoppage.

QUARTERLY RESULTS

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2006 and 2007 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the securities portfolio, currency fluctuations and positive cash flow generated from operating activities, which has enabled the Company to increase its securities portfolio. In 2007 gross premiums written were affected mainly by the softening market conditions in Canada and the U.S. These softening market conditions have been partially offset by premium contributions from Mendota Insurance Company which was acquired in early 2007.

TABLE 22    Quarterly Results
(In thousands of dollars, except earnings per share amounts)

	2007				2006
	Q4	Q3	Q2	Ql	Q4	Q3	Q2	Q1
Gross premiums written	$448,998	$509,143	$525,245	$479,354	$409,115	$483,903	$532,489	$507,243
Net premiums earned	464,564	485,323	474,042	418,189	424,977	458,309	456,196	427,015
Net income	(103,494)	23,611	41,716	19,641	16,848	37,405	40,174	28,882

Earnings per share
Basic	$(1.86)	$0.43	$0.75	$0.35	$0.30	$0.67	$0.71	$0.51
Diluted	(1.84)	0.42	0.74	0.35	0.30	0.66	0.71	0.51

Fourth Quarter Results
Gross premiums written in the fourth quarter of 2007 increased by 10% to $449.0 million compared to $409.1 million reported in the fourth quarter of 2006. This increase reflects the increase in premiums due to the acquisition of Mendota Insurance Company, partially offset by softening conditions in certain U.S. and Canadian markets.
Net premiums earned were $464.5 million in the fourth quarter of 2007, an increase of 9% compared to $425.0 million for the fourth quarter of 2006. This increase is consistent with the increase in gross premiums written.
Total revenue for the fourth quarter of 2007 includes net realized gains from the sale of securities of $7.0 million compared to $11.2 million of these gains reported in the fourth quarter of 2006. The reduction is primarily due to equity securities which were written down as their impairment was determined by management to be other than temporary. Investment income increased 27% to $38.6 million in the fourth quarter of 2007 compared to $30.4 million for the fourth quarter of 2006 as maturing securities were reinvested at higher yields and the investment income from Canadian operations increased in U.S. dollar terms due to the strong Canadian dollar.
In the fourth quarter of 2007, the Company reported a loss of $103.5 million compared to a profit of $16.8 million reported in the fourth quarter of 2006. The decrease is a result of unfavourable claims development of $132.0 million, partially offset by improved investment income. The unfavourable prior year development resulted in the combined ratio increasing to 130.2% for the fourth quarter of 2007 compared to 104.1% reported for the fourth quarter of 2006. As a result of the underwriting loss in the fourth quarter, the Company reported a net loss per share in the quarter of $1.84 compared with earnings per share of 30 cents reported in the fourth quarter of 2006.

CONTROLS AND ACCOUNTING POLICIES

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (“CEO”) and Vice President and CFO (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2007 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) were effective as of such date to ensure that information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in Kingsway’s internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting. The reserving process at Lincoln General, however, was changed through the establishment of a reserving committee in the fourth quarter of 2007.

CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 2 to the audited consolidated financial statements included on pages 69 and 70 of the annual report. The preparation of financial statements in conformity with GAAP in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims
A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. Further information regarding our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in Notes 2(h) and 12 to the consolidated financial statements.

Impairment of securities
The establishment of an other-than-temporary impairment on an investment security requires a number of judgements and estimates. Management performs a quarterly analysis of our securities holdings to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security is discussed within the Portfolio Monitoring section in the Investment Securities and Investment Income section of Management’s Discussion and Analysis.

Goodwill and intangible assets
Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment that may affect any resulting impairment write-down. This includes assumptions regarding fluctuations in future earnings from the reporting units. Management then compares the fair value of a reporting unit to the carrying amount. If the carrying amount of a reporting unit exceeds the fair value of that reporting unit, a second step of impairment is performed to compare the implied fair value of the reporting unit with the carrying amount. In connection with the annual impairment assessment performed in the fourth quarter of 2007, all reporting units were tested for impairment. No impairment charge was recorded for any reporting unit based on the assessment. Based on the 2007 net loss recorded within the U.S. operations reporting unit, the impairment assessment was updated as at year end 2007 and it was determined that no impairment charge was required against the U.S. operations’ goodwill and intangible assets. Additional information regarding our goodwill and intangible assets accounting policy is included in Note 2(e) to the consolidated financial statements.

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
Canadian and U.S. GAAP require that a valuation allowance be established when it is more likely than not that all or a portion of the income taxes recoverable balance will not be realized. The ultimate realization of the income taxes recoverable balance is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific income taxes recoverable balances, including the Company’s past and anticipated future performance, the reversal of future income tax liabilities, and the availability of tax planning strategies.
Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company’s income taxes recoverable balances when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. In 2007, the Company recognized a valuation allowance of $20.2 million related to its U.S. future income taxes.
Additional information regarding our income tax provision is included in Note 2(k) and Note 11 to the consolidated financial statements.

Future change in accounting policy
In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Accounting Changes, Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation. The following summarizes the future accounting changes that will be relevant to the Company’s financial statements commencing January 1, 2008.
Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section 3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii) information about the risk management function and the reporting and measurement systems used; (iii) the entity’s policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis. Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

RISK FACTORS

During 2007, we took further steps towards implementation of a formal Enterprise Risk Management (“ERM”) framework for the Kingsway group. By the end of 2007, a formal enterprise level Risk Map and Risk Assessment Methodology had been prepared by the ERM working group. The work to date was shared with all Kingsway executive and subsidiary management and, together with the project plan for 2008, was approved by the Audit Committee in the first quarter of 2008. Through 2008 the project will move through the implementation and monitoring stage, with the intention of a complete ERM framework being in place by the end of 2008.
In order to link the Risk Factors section of the Annual Report with the ERM framework, we have followed the principal risk headings within the Kingsway Risk Map. Accordingly, the identified risks are grouped under the following headings:
•          Strategic Risk
•          Operational Risk
•          Compliance Risk
•          Financial Risk
•          Human Resources Risk
Investors should carefully consider the risks described below and all other information contained in this annual report, including the financial statements and accompanying notes. The risks and uncertainties described below are those we currently believe to be material, but they may not be the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

STRATEGIC RISK
Strategic Risk arises from adverse effects of high-level business decisions or the improper implementation of those decisions. Strategic Risk also incorporates how management analyzes external factors that impact the strategic direction of the business. Strategic Risk also encompasses reputation risk which is the impact to earnings, capital, or the ability to do business arising from negative public opinion from whatever cause.

We may experience difficulty in managing our growth, which could adversely affect our results of operations and financial condition.
Growth may place a strain on our management systems and operational and financial resources. We plan to continue to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our existing markets. Our growth and the successful integration and management of program manager relationships, acquired businesses and other business involve numerous risks that could adversely affect our profitability, and are contingent on many factors, including:
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

    During 2007, we experienced unfavourable reserve development of $218 million at Lincoln General, our largest subsidiary. We believe that the challenges we have faced at Lincoln General are largely attributable to its growing too quickly. Lincoln General accepted several lower quality programs that have since been terminated. We were unable to build the infrastructure quickly enough to deal with the company’s rapid growth and the company outsourced many claims and underwriting functions to third party service providers as it tried to capitalize on business opportunities.

    Although we believe that we have now built the appropriate infrastructure and have taken the steps necessary to improve results at Lincoln General, we cannot assure you that we will be able to manage our growth effectively, that we will be successful in expanding our business, that our existing infrastructure will be able to support additional expansion or that any new business will be profitable. If we are unable to manage our growth, our results of operations and financial condition may be adversely affected.

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
Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting our industry to periodic negative publicity. We also may be negatively impacted if participants in one or more of our markets engage in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the property and casualty (“P&C”) insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.
The P&C markets in which we operate are highly competitive. We compete with major North American and other insurers, many of which have more financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we are not aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.
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

From time to time, our markets may also attract competition from new entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer acceptable premiums for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or that may affect pricing in the market as a whole.

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
All of our insurance companies with the exception of Zephyr are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. Of our Canadian subsidiaries, Kingsway General Insurance Company, York Fire Insurance Company and Jevco Insurance Company possess a “B++” (Good) rating (fifth highest of 15 rating levels). Of our U.S. subsidiaries, Lincoln General Insurance Company, Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Mendota Insurance Company and Mendakota Insurance Company have a “B++” (Good) rating (fifth highest of 15 rating levels), American Country Insurance Company and U.S. Security Insurance Company have a “B+” (Good) rating (sixth highest of 15 rating levels). According to A.M. Best, insurers rated as B++ and B+ (Good) are deemed “secure” and have a good ability to meet their on-going obligations to policyholders. Several of the ratings listed above are a result of downgrades by A.M. Best announced December 18, 2007. All of the above ratings were placed under review with negative implications. A negative outlook indicates that a company is experiencing unfavourable financial/ market trends, relative to its current rating level and, if continued, the company has a good possibility of having its rating downgraded.
We cannot provide assurance that A.M. Best will not further downgrade our ratings or place them under review with negative implications in the future. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors that are more relevant to policyholders than to investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and should not be relied upon as such.

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
Changes in current insurance regulation may include increased governmental involvement in the insurance industry and initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Historically, the automobile insurance industry has been under pressure from time to time from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. For example, a rate freeze in late 2003 and premium roll-back in 2004 were instituted in Alberta. As a result, we have purposely reduced our business in Alberta until market conditions improve. We did not notice any material changes in market conditions in Alberta in 2007. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

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
Due to our corporate structure and to differences in the tax laws of the United States and Canada, we deduct interest paid on certain debt in the United States as well as in Canada. Such deductions are based on our interpretation of applicable tax laws. There is no guarantee that the Internal Revenue Service, the Canada Revenue Agency or any other tax authority will not challenge our interpretation, and if such a challenge were made and were successful, the taxes payable by us or certain of our subsidiaries could be increased. In addition, amendments or changes in applicable income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, could deny a deduction for interest to taxpayers with a structure similar to ours.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholders.
Regulatory provisions may delay, defer or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.
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
In addition, the Shareholder Rights Plan approved by our shareholders may also have anti-takeover effects. Our Shareholders Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics that, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

OPERATIONAL RISK
The risk that the Company is unable to deliver its products or services to customers or perform vital functions required to conduct its business in an efficient and cost effective manner. This risk includes the potential for loss from such events as the breakdown or ineffectiveness of processes, human errors, technology and infrastructure failures, etc.

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
We continually refine our estimates in an on-going process as claims are reported and settled. The following factors may have a substantial impact on our future claims incurred:
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
The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or reestimated. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. During 2007, we experienced unfavourable reserve development of $218 million at Lincoln General, our largest subsidiary. Lincoln General has changed its methodology for reserving by using its own data rather than industry data, brought in-house much of the claims handling that was previously outsourced, and eliminated or re-priced underperforming insurance programs; we cannot assure you, however, that we will not have additional unfavourable reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.
Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amounts of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provision for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provision for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provisions for unpaid claims are understated. When we increase the provision for unpaid claims, our pre-tax increases to the provision for unpaid claims causes a reduction in our insurance subsidiaries’ surplus which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies. See the Risk Factors section on claims-paying ratings for a more detailed discussion of the impact of a ratings downgrade.

We rely on independent agents, program managers and brokers and are exposed to risks.
We market and distribute our automobile insurance products through a network of approximately 9,000 independent agents and approximately 30 program managers in the United States and over 3,000 independent brokers across Canada. In 2007, approximately 47% of our gross written premiums in the United States were sourced through program managers and approximately 53% were sourced through independent agents. Our insurance products are marketed through a large number of independent agents, program managers and brokers and we rely heavily on their ability to attract new business. These independent agencies and program managers typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

    Our independent agents, program managers and brokers generally have the ability to bind insurance policies and a few program managers may settle claims on our behalf, actions over which we have a limited ability to exercise preventative control. In the event that an independent agent, program manager or broker exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, program managers or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.
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
For the year ended December 31, 2007, approximately 31% of our gross premiums written were attributable to non-standard auto insurance and 21% were attributable to trucking insurance. The size of both the non-standard automobile insurance and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

We derive the majority of premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.
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
We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2007, we had $207.1 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured.
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

COMPLIANCE RISK
The risk arising from violations of, or non-conformance with, laws, regulations, or prescribed practices. Compliance Risk also arises in situations where the laws or rules governing certain products or activities may be ambiguous or untested. Compliance Risk exposes the organization to negative publicity, a potential drop in stock price, fines, criminal and civil monetary penalties, payment of damages, and the voiding of contracts. Compliance risks are also sometimes referred to as Legal/Regulatory, Tax or Documentation Risks.

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
As a holding company with insurance subsidiaries in both the United States and Canada, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:
•          rate setting;
•          risk-based capital and solvency standards;
•	restrictions on the amount, type, nature, quality and quantity of securities;
•	the maintenance of adequate reserves for unearned premiums and unpaid claims;
•	restrictions on the types of terms that can be included in insurance policies;
•          standards for accounting;
•          marketing practices;
•          claims settlement practices;
•	the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
•          the licensing of insurers and their agents;
•	limitations on dividends and transactions with affiliates;
•          approval of certain reinsurance transactions; and
•          insolvency proceedings.

In addition, these regulations typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition and general business operations. We allocate considerable time and resources to comply with these requirements.
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

FINANCIAL RISK
Encompasses both the management and reporting of all financial functions of the business unit.

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
We depend on income from our securities portfolio for a substantial portion of our earnings. In 2005, 2006, and 2007, net investment income and net realized gains on the sale of securities accounted for approximately 6.8%, 7.8% and 9.5%, respectively, of our consolidated revenue. A significant decline in investment yields in our securities portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain a securities portfolio comprising primarily fixed income securities. As of December 31, 2007, the fair value of our securities portfolio included $2.81 billion of fixed income securities. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than that of the maturing security. For 2005, 2006 and 2007, the change in net unrealized gains in our portfolio reflected a decrease of $43.1 million, an increase of $8.3 million and an increase of $8.1 million, respectively.
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

Kingsway is a holding company and its operating subsidiaries are subject to dividend restrictions.
Kingsway is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. Under these insurance regulatory restrictions, based on our December 31, 2007 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $530.2 million. In most jurisdictions payment of dividends is subject to prior regulatory approval. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Fluctuations in currency exchange rates could negatively affect our results.
Effective December 31, 2005 we prepared our consolidated financial statements in U.S. dollars. In 2007, 29% of our premiums came from our Canadian operations and are currently denominated in Canadian dollars.
Therefore, fluctuations in the U.S. to Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. The reporting volatility has been reduced, however, due to the larger portion of our operations conducting its business in our reporting currency, U.S. dollars.
Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2007, our shareholders’ equity was increased by $54.6 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

HUMAN RESOURCES RISK
Maximization of available human resources in the achievement of business objectives. This includes people, their experience, knowledge, skills and work environment.

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

OUTLOOK

In 2008, we expect to write less business through existing subsidiaries amidst continuing soft insurance markets; however, following the increases in reserves in 2007, and other initiatives, we expect to return to profitability through underwriting operations as well as through investment income.
We anticipate writing less business through existing subsidiaries this year, as they are required to price insurance products to achieve underwriting profitability. The soft insurance markets that began in 2004 are expected to continue throughout North America into 2008 due to continuing over-capitalization of the industry and the resulting downward pressure on premium rates as companies compete for business. Compared to previous soft cycles, however, some of the irrational pricing has been reduced due to improved management information, improved legislation and low interest rates.
We expect to continue to achieve an underwriting profit from our Canadian subsidiaries, and to return our U.S. operations to underwriting profitability. At Lincoln General, where significant reserve increases were required in 2007, we are carefully reviewing marginal business and will take further remedial actions as warranted.
Our conservatively managed securities portfolio is well structured to provide consistent returns in today’s low interest rate environment. We invest predominantly in corporate and government bonds with relatively short durations with the expectation of holding them to their maturity.
Looking ahead, we expect to see a hardening of market conditions later in 2008 and into 2009 as insurers that competitively reduced premium rates experience increasing combined ratios as well as potentially worsening investment returns in challenging securities markets and are expected to begin to raise premiums to regain satisfactory results. U.S. insurers, whose operations are more vulnerable to catastrophic underwriting losses and whose securities portfolios are more exposed to declining returns and the sub-prime debacle than are those of their Canadian counterparts, appear more likely to lead the next hard market cycle in North America.
Insurers like Kingsway that are specialized in non-standard automobile business benefit more than most in hard markets, as predominantly standard-line insurers no longer compete for this business. Non-standard auto insurance represented 31% of our premiums in 2007, and we expect this business to be well positioned to capitalize on the next cycle when it arrives. The addition of Mendota and the assigned risk business of The Robert Plan Corporation last year has increased our growth potential in the next hard market. Trucking insurance represented 21% of our premiums in 2007, and while there have been some rate reductions in soft markets, the pricing in the smaller fleet, owner/operator market in which we participate is relatively stable.
Our priority is to sharpen our focus on achieving consistent and improving profitability, book value per share and returns on equity. In 2008, we plan to review and adjust our strategic plan and organizational structure to better enable the management team to carry out our operating strategy. We will review all subsidiaries and major lines of business to ensure our capital resources are being used effectively. Having developed a formal enterprise level risk map and risk assessment methodology in 2007, we plan to implement and monitor this framework with the intention of having it in place by the end of 2008.

Caution Regarding Forward-Looking Statements
From time to time, we make written and oral forward-looking statements, in this annual report, in other filings with Canadian regulators or the SEC and in other communications. Forward-looking statements include, among others, statements regarding the Company’s objectives and the strategies to achieve them. Forward-looking statements are typically identified by words such as “believe”, “expect”, “may” and “could”. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences are discussed under the section of this annual report entitled “Risk Factors” and in other regulatory filings made in Canada and with the SEC. The discussion of factors under the section entitled “Risk Factors” may not be exhaustive of all possible factors, and other factors could also adversely affect the Company’s results.
All such factors should be considered carefully when making decisions with respect to the Company, and undue reliance should not be placed on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements, written or oral, that may be made from time to time on its behalf.

DISCLOSURE CONTROLS AND PROCEDURES; INTERNAL CONTROL OVER FINANCIAL REPORTING

A.            Evaluation of Disclosure Controls and Procedures

See "Controls and Accounting Policies - Disclosure Controls and Procedures" included in Management's Discussion and Analysis, which is incoporated herein by reference.

B.           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting includes those policies and procedures that:  (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control―Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm who audited and reported on our financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007.  The attestation report is included in the Report of Independent Registered Public Accounting Firm on page 24 of this report and is incorporated herein by reference.

C.            Changes in Internal Controls

See "Controls and Accounting Policies - Changes in Internal Control over Financial Reporting" included in Management's Discussion and Analysis, which is incoporated herein by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee is composed of the following directors:  Mr. David H. Atkins (Chair), Mr. Thomas A. Di Giacomo, Mr. F. Michael Walsh and Mr. Walter E. Farnam.  The Registrant’s board of directors has determined that Mr. David H. Atkins is an audit committee financial expert and independent, as that term is defined by the New York Stock Exchange’s listing standards and rules of the U.S. Securities Exchange Commission applicable to the Registrant.  The Commission has indicated that the designation of Mr. Atkins as the audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Atkins that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors. See "12. Audit Committee Information" included in the Annual Information Form, which is incoporated herein by reference, for more information with respect to Audit Committee members.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

KPMG LLP has served as the Registrant’s independent registered public accounting firm since 1989.  In 2007 and 2006, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:

	Years Ended December 31,
in Canadian dollars	2007	2006
Audit fees	$4,586,000	$4,237,000
Audit-related fees	$74,000	$190,000
Tax fees	$208,000	$162,000
Other fees	$2,000	$2,000
Total	$4,870,000	$4,591,000

Pursuant to the terms of its charter, the Audit Committee reviews and approves the independent registered public accounting firm’s fees.  Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm.  The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm’s independence.  In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm’s independence.  The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2007 and 2006.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various 2007 securities offerings of the Corporation and for the reviews of the Corporation's quarterly financial statements were $4,586,000 in fiscal year 2007 and $4,237,000 in fiscal year 2006.

Audit-Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of  the Corporation's financial statements were $74,000 in fiscal year 2007 and $190,000 in fiscal year 2006.  This work primarily included French translation services in both 2007 and 2006.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $208,000 in fiscal year 2007 and $162,000 in fiscal year 2006.  These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2007 and 2006. These services were related to a subscription for online accounting research.

OFF-BALANCE SHEET ARRANGEMENTS

See page 80 of Item 3 of this report.  The off-balance sheet arrangements did not materially affect the liquidity of the Company.

CONTRACTUAL OBLIGATIONS

See page 79 of Item 3 of this report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.           Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.	Consent of KPMG LLP
2.	Consent of Towers Perrin Inc.
99.1	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 86 of 2007 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.
March 28, 2008	By:	/s/ Shelly Gobin
Shelly Gobin Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Page Number

1.	Consent of KPMG LLP	106
2.	Consent of Towers Perrin Inc.	107
99.1	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	108
99.2	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	109
99.3	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	110
99.4	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	111
99.5	Page 86 of the 2007 Annual Report of Kingsway Financial Services Inc.	112