Form 40-F
period 2008-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2009-03-27
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.  20549

FORM 40-F

[Check one]

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2008 Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9
(905) 677-8889

(Address and telephone number of registrants principal executive offices)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

            Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report.

55,068,528 Common Shares, no par value, outstanding as of December 31, 2008

            Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the Exchange Act).  If Yes is marked, indicate the filing number assigned to the registrant in connection with such Rule.

Yes ☐	82- ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 27, 2009 for the year ended December 31, 2008.	3
2.	Audited Consolidated Financial Statements of Kingsway Financial Services Inc. for the fiscal years ended December 31, 2008 and 2007, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	23
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	80

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

KINGSWAY FINANCIAL SERVICES INC.

March 27, 2009

CURRENCY AND OTHER INFORMATION

Information in this Annual Information Form is as of December 31, 2008, unless otherwise specified. All of the dollar amounts in this Annual Information Form are expressed in U.S. dollars, except where otherwise indicated. References to "dollars" or "$" are to U.S. dollars and any references to "C$" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form contain written forward-looking statements. Forward-looking statements include, among others, statements regarding the objectives of Kingsway Financial Services Inc. (“KFSI”, “Kingsway” or the "Company") and the strategies to achieve such objectives. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific that may cause actual results to differ materially from the expectations expressed in the forward-looking statements. The Company does not undertake to update any forward-looking statements that may be in this Annual Information Form.

1.	CORPORATE STRUCTURE

Incorporation

KFSI was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, KFSI filed articles of amendment deleting its private company share restrictions, subdividing KFSI's outstanding common shares on a three-for-one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, KFSI filed articles of amendment to subdivide the common shares on a two-for-one basis. On April 27, 1998, KFSI filed articles of amendment to subdivide the common shares on a two-for-one basis.

The principal and registered office of KFSI is located at 7120 Hurontario Street, Suite 800, Mississauga, Ontario, L5W 0A9.

Inter-Corporate Relationships

KFSI's material subsidiaries and their inter-corporate relationship with KFSI as of the most recent financial year end are listed and described in Note 5(a) to the consolidated financial statements of KFSI (the "Consolidated Financial Statements") contained in KFSI's 2008 Annual Report (the "2008 Annual Report") which is incorporated herein by reference. The 2008 Annual Report is available on SEDAR at ww.sedar.com. All subsidiaries are 100% owned by the Company, directly or indirectly (except for qualifying shares of Kingsway General Insurance Company ("KGIC") held by directors of the Company in order to satisfy applicable statutory requirements).

2.	GENERAL DEVELOPMENT OF THE BUSINESS

KFSI is a holding company which operates through its wholly owned subsidiaries in the property and casualty insurance business. Since its inception in 1986, KGIC has provided property and casualty insurance in specialized lines in Canada, primarily in the automobile insurance market. In 1989, KGIC became a wholly owned subsidiary of KFSI. In 1995, KFSI completed its initial public offering.

KFSI operates through its subsidiaries in Canada and the U.S. At the beginning of 2008, the Company was operating through the following subsidiaries in Canada: KGIC, York Fire & Casualty Insurance Company ("York Fire") (sold in 2008) and Jevco Insurance Company ("Jevco"); and in the U.S.: American Country Insurance Company ("ACIC"), American Service Insurance Company, Inc. ("ASIC"), Lincoln General Insurance Company ("Lincoln General"), Mendota Insurance Company and Mendakota Insurance Company (together, "Mendota"), Southern United Fire Insurance Company ("Southern United"), Hamilton Risk Management ("HRM"), Universal Casualty Company and Zephyr Insurance Company Inc. ("Zephyr"). Kingsway America Inc. ("Kingsway America") is the holdings company for all U.S. subsidiaries.

The Company also owns two wholly-owned reinsurance subsidiaries domiciled in Barbados and Bermuda and two wholly-owned insurance intermediaries in the U.S.: Avalon Risk Management Inc. ("Avalon") and Northeast Alliance Insurance Agency, L.L.C. (formerly known as RPC Insurance Agency, L.L.C.). In 1998, KFSI established Avalon to act as an insurance intermediary for specialty lines such as cargo insurance, surety bonds and other insurance coverage for the logistics industry.

Significant events that have influenced the general development of the business over the last three fiscal years include:

(a)
the entering into in June 2006 of a new $175 million unsecured credit facility that was set to mature in June 2009 to replace a C$150 million 364 day revolving credit facility originally entered into in March 2004;

(b)
in 2006 significant reserve development started to be experienced at the Company's Lincoln General subsidiary and during 2007 a change in methodology and process was used in estimating future claim liabilities. The reserve development experienced from Lincoln General from the period 2006 to 2008 was approximately $449 million.

(c)
the closing in April 2007 of the acquisition of Mendota for a purchase price of approximately $51.1 million. The purchase of Mendota was financed through a combination of internal sources and KFSI's existing credit facilities;

(d)
the closing in July 2007 by Kingsway 2007 General Partnership ("Kingsway GP"), a wholly-owned subsidiary of KFSI, of a public offering of C$100,000,000 principal amount of 6% senior unsecured debentures of Kingsway GP for net proceeds of approximately C$99,188,000. The debentures are jointly and severally guaranteed by KFSI and Kingsway America. The guarantee of Kingsway America is an unsecured senior obligation of Kingsway America and ranks equally with all of Kingsway America's other unsecured senior indebtedness and ranks senior to all existing and future subordinated indebtedness of Kingsway America;

(e)	the redemption in December 2007 of the previously issued C$78 million of 8.25% unsecured senior debentures which had a maturity date of December 31, 2007;

(f)	the entering into in December 2007 of a 365 day C$70 million credit facility agreement, which supplements the $175 million that was set to mature in June 2009;

(g)	the consolidation in June 2008, of two of the Company's insurance subsidiaries, ACIC and ASIC, to reduce overhead and realize cost savings for the Company.

(h)
the repayment in July 2008, of all of the amounts outstanding under the Company's $175 million credit facility that was set to mature in June 2009. At the same time, the Company repaid C$19.9 million of the C$70 million outstanding under its 365 day credit agreement entered into on December 2007;

(i)
the sale on September 30, 2008, of York Fire, a former subsidiary Company for C$95 million. Following the sale of York Fire, the Company repaid its remaining short-term bank debt of approximately $48 million, with the balance of the proceeds applied to support growth in core business lines and for general corporate purposes;

(j)	the consolidation in November 2008, of two of the Company's insurance subsidiaries, Southern United and HRM, to reduce overhead and realize cost savings for the Company; and

(k)
in late 2008 the Company engaged Oliver Wyman, international management consultants to develop organizational, expense and claims spend reduction strategies to return the Company to profitability and enhance performance predictability. Cost cutting initiatives are a core part of this strategic plan that has been developed, which the Company has already initiated since the last quarter of 2008.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company provides innovative insurance solutions to manage speciality risks for individuals and businesses in the United States and Canada.   The Company's primary business is non-standard automobile insurance.  Non-standard automobile insurance is the insuring of drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors.  Other products offered by KFSI include trucking insurance, commercial automobile insurance, commercial and personal property coverages, standard automobile insurance, motorcycle insurance and other specialty lines.

Certain information with respect to the operations of the Company is set out below.  A detailed discussion of the Company's operations in the U.S. and Canada is included in the Management’s Discussion and Analysis set out on page 80 of this form.

In 2008, non-standard automobile business was the largest business line for KFSI and accounted for 43% of KFSI's $1.5 billion of gross premiums written ("GPW") (GPW being the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2008.

KFSI is considered to be one of the largest trucking insurers in North America according to data compiled from A.M. Best Company. This line of business comprised 17% of KFSI's GPW in 2008.

KFSI's premium distribution by line and geographic areas is set out on page 64 of this form in Note 19 to the Consolidated Financial Statements.

In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $130.3 million in 2008 as compared to $136.1 million in 2007.

The selected Supplemental Financial Information set out on page 147 of this form provides details of the GPW, underwriting profits, and key ratios from KFSI's insurance operations compared to industry results for the eight year period ending December 31, 2008.

Employees

As at December 31, 2008, KFSI employed approximately 2,600 personnel, of whom approximately 800 are located in Canada and approximately 1,800 are located in the U.S.  None of our employees are represented by a labour union.  The Company believes its relationship with its employees is good and the Company has never experienced a work stoppage.

Liquidity

Capital required for KFSI's business has been obtained from KFSI's public offerings of common shares and debt securities, its syndicated term and operating lending facilities, the issuance of trust preferred securities, internally generated net income and the sale of non-core business lines. KFSI's operations create liquidity by collecting and investing premiums from policyholders.  A full discussion is included on page 110 to 115 of this form.

Investment Portfolio

The fair value of KFSI's securities portfolio including cash decreased 28% to $2.5 billion as at December 31, 2008 from $3.5 billion as at December 31, 2007. Total returns on a pre-tax basis were (0.3%) for the year compared with 6.1% for 2007. The investment portfolio as at December 31, 2008 and December 31, 2007 is comprised of assets from a number of different classes as reflected in Note 7 to the Consolidated Financial Statements set out on pages 42 to 45 of this form.

Competitive Position

The insurance industry is price competitive in all markets in which KFSI's insurance subsidiaries operate. KFSI's subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks including terminating or repricing unprofitable business and focusing on good risks within specialty markets where limited competition allows for a good spread of risk and above average returns. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Through deliberate underwriting, pricing, risk selection, claims management, and non-renewal of unprofitable policies, KFSI has produced an underwriting profit in 14 of the last 19 years.

During 2008, KFSI decreased its GPW 19% to $1.50 billion compared to $1.85 billion in 2007. The decreases came primarily from the impact of terminations of unprofitable or non-core business programs and the continuing soft market conditions for the trucking business in the U.S. In certain segments of the insurance market, KFSI noticed a continued softening of the market and wrote reduced premium volumes. KFSI believes that it is better to write less business with higher profits than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios. In 2008, Kingsway's combined ratio from Canadian and U.S. Operations was 108.4% and 119.6%, respectively, compared with the industry averages of 102.5% and 104.7%, respectively.

Risk Factors

The risk factors faced by KFSI are described on pages 120 to 130 of this form. The discussion of factors under the section entitled "Risk Factors" may not be exhaustive of all possible factors and other factors could also adversely affect the Company’s results. All such factors should be considered carefully when making decisions with respect to the Company.

4.	DIVIDEND POLICY

The ability of KFSI to pay dividends on the common shares is largely dependent upon its ability to receive dividends from its subsidiaries. The insurance subsidiaries are regulated and are required to maintain statutory capital in order to write insurance policies. Regulatory authorities may impose, from time to time, additional restrictions which may affect the actual amounts available to KFSI for the payment of dividends.

KFSI paid and declared cash dividends in the aggregate amount of C$0.30 per share, C$0.30 per share and C$0.26 per share for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. KFSI has declared a quarterly dividend of C$0.02 per share payable on March 31, 2009. Any decision to pay dividends on KFSI's common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board of Directors of KFSI may consider appropriate in the circumstances.

5.	DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which, as of March 16, 2009, 55,068,528 common shares were outstanding. All common shares have the same attributes, including the right to one vote per share.

On November 9, 2006, KFSI announced its intention to commence a normal course issuer bid ("NCIB") to repurchase up to 2,800,000 common shares, ending no later than November 8, 2007 and being no more than five percent of the total number of common shares outstanding. During this period, 563,600 common shares were repurchased at an average price of C$23.01. On November 9, 2007, KFSI announced its intention to commence another NCIB to repurchase up to 2,780,000 common shares, ending no later than November 12, 2008 and being no more than 5% of the total number of common shares outstanding. During this period, 591,900 common shares were repurchased at an average price of C$12.21. On November 28, 2008, KFSI announced its intention to commence another NCIB to repurchase up to 2,753,426 common shares for the twelve month commencing December 2, 2008 and ending no later than December 1, 2009 and being no more than 5% of the total number of common shares outstanding. For the period December 2, 2008 to March 16, 2009, the Company did not repurchase any common shares.

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

Any future transactions that would constitute a change in Control of the Company's U. S. insurance company subsidiaries, including a change of Control of KFSI, would generally require the party acquiring Control to obtain the prior approval by the insurance departments of the insurance subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

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

Debt Securities

Kingsway America, a subsidiary of KFSI, has issued $125 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by KFSI. The notes are redeemable at Kingsway America's option commencing February 1, 2009.

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of KFSI issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the London interbank offered interest rate for three-month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but during the period December 4, 2007 to January 8, 2009, the interest rates did not exceed 12.45% to 12.75%. KFSI has the right to call each of these securities at par anytime after five years from their issuance until their maturity.

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015, of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million, 7.12% senior note due June 30, 2015 issued by an affiliate.

Kingsway America Inc., a U.S. subsidiary has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated Company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015.

In July 2007, Kingsway GP, a subsidiary of KFSI, issued C$100 million principal amount of senior unsecured debentures. These debentures bear interest at the rate of 6% per annum and mature on July 11, 2012.

Ratings

The ratings received from rating organizations for securities of KFSI are described on page 39 to 40 of the  2008 Annual Report and this section is incorporated herein by reference.

6.	MARKET FOR SECURITIES

Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") (Symbol: KFS).

The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSX (in Canadian dollars) and the NYSE (in US Dollars) for the periods so indicated:

	TSX			NYSE
2008	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
January	12.93	10.73	7,870,382	12.91	10.40	770,700
February	13.76	11.56	3,146,396	13.69	11.46	309,500
March	13.27	10.20	2,547,371	13.40	9.99	203,900
April	14.18	11.61	2,696,227	14.00	11.37	259,100
May	14.99	9.52	9,698,001	14.83	9.59	573,600
June	9.65	8.00	4,880,357	9.63	7.84	313,800
July	9.17	6.84	5,889,275	9.04	6.77	430,300
August	9.5	6.91	3,780,548	9.13	6.69	1,075,900
September	9.88	6.85	4,123,374	9.23	6.44	1,113,000
October	7.84	4.95	5,121,420	8.49	4.42	3,351,400
November	8.86	4.75	4,723,532	8.39	3.70	2,108,500
December	6.77	4.86	2,862,263	5.58	3.95	1,005,600

7.	DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holdings

The following table and the notes thereto states the names of all executive officers of the Company, all other positions or offices with the Company and its subsidiaries now held by them, their principal occupations or employment and the number of common shares and options to acquire common shares of the Company beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 16, 2009. The same information relating to the Directors of the Company is contained in the "Election of Directors" section of the Management Information Circular of KFSI dated March 16, 2009 (the "2009 Management Information Circular"), which section is incorporated herein by reference. The 2009 Management Information Circular is available on SEDAR at www.sedar.com.

Name and Municipality of Residence	Position with the Company	Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed	Number of Options Held
W. Shaun Jackson, Oakville, ON	President and Chief Executive Officer, KFSI	120,929	361,000
Shelly Gobin Mississauga, ON	Senior Vice President and Chief Financial Officer, KFSI	82,784	50,000
Frank Amodeo Toronto, ON	Vice President, KFSI and Chief Operating Officer, Lincoln General	9,204	42,500
Denis Cloutier Newmarket, ON	Vice President and Chief Actuary, Canadian Operations, KFSI	2,194	28,500
Leslie DiMaggio Mobile, Alabama, United States of America	Vice President, Operational Effectiveness, KFSI	Nil	24,167
Dennis Fielding Pickering, ON	Senior Vice President and Chief Administration Officer, KFSI	8,229	70,500
Kathleen Howie Oakville, ON	Vice President and General Counsel, KFSI	1,661	20,000
Tom Mallozzi Brampton, ON	Vice President, Underwriting, KFSI	837	18,500
Glenn Penny Oakville, ON	Vice President, Claims, KFSI	Nil	23,000
Anastassia Plitman Maple, ON	Vice President, Corporate Internal Audit, KFSI	734	12,000
Colin Simpson Toronto, ON	Senior Vice President and Chief Operating Officer, KFSI	7,830	102,500
Andrew Wright Toronto, ON	Vice President, Reinsurance and Risk Management, KFSI	2,739	28,000

Except as noted below, for the past five years, each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

•
W. Shaun Jackson was appointed as the President and Chief Executive Officer of KFSI effective January 1, 2008. Prior thereto he served as the Executive Vice President  and Chief Financial Officer of KFSI.

•
Shelly Gobin was appointed as the Senior Vice President and Chief Financial Officer of KFSI on May 8, 2008. Ms. Gobin was appointed Vice President and Chief Financial Officer of KFSI effective January 1, 2008. Prior thereto she was the Vice President and Treasurer of KFSI.

•	Denis Cloutier joined KFSI in January 2001 as Chief Actuary and was promoted to Vice President and Chief Actuary, Canadian Operations in September 2006.

•
Leslie DiMaggio originally joined KFSI in July 2000.  From January 2008 to November 2008 she served as the President and Chief Executive Officer of Southern United, a subsidiary of the Company and was promoted to Vice President, Operational Effectiveness of KFSI in November 2008

•
Kathleen Howie joined KFSI in December 2007. Prior thereto, Ms. Howie was formally in the office of the General Counsel of Chubb Insurance Company of Canada from September 2006 to December 2007. From September 2005 to August 2006 she was a member of the Corporate Legal Counsel department at RBC Insurance. From August 2003 to August 2004, Ms. Howie was a Special Associate at Blaney McMurty LLP. Prior to moving in-house Ms. Howie practiced privately for insurers in a variety of complex commercial matters.

•
Tom Mallozzi joined KFSI in December 2005. Prior thereto, Mr. Mallozzi was with Kingsway General as Vice President, Personal Lines from January 2003 until December 2005. From November 1998 to December 2002 Mr. Mallozzi was Manager, Personal Lines with Allianz Insurance Company.

•
Glenn Penny jointed KFSI in September 2008. Prior thereto Glenn was the Vice President, Claims at RBC General Insurance, a Canadian personal and other specialty lines insurer from 1997 to 2008. He has also served as a Senior Claim Executive with the Canadian operations of Progressive Casualty Insurance Company , a North American non-standard automobile insurance company from 1994 to 1997.

•
Anastassia Plitman joined KFSI in July 2007. Prior thereto, Ms. Plitman was the Director of the Internal Audit and Controls Practice for Jefferson Wells International in Canada from February 2005 to June 2007. From September 1998 to January 2005, Ms. Plitman was the Director of Internal Audit for Nortel Networks.

•
Colin Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Company on February 9, 2009. From May 8, 2008 to February 8, 2009, Mr. Simpson served as the Senior Vice President and Chief Strategy Officer of the Company. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until May 8, 2008.

•
Andrew Wright joined KFSI in July 2004. Prior thereto, Mr. Wright was Senior Reinsurance Underwriter at Aviva Canada Inc. from April 2002 to July 2004. From October 2000 to April 2002, Mr. Wright was a consultant and teaching advisor for the Insurance Institute of Canada.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 409,751 (0.74%) of the total outstanding common shares of KFSI as of March 16, 2009. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such directors and officers of KFSI.

The Company does not have an Executive Committee. In 2008, F. Michael Walsh served as KFSI's Lead Director until May 7, 2008. On May 8, 2008, Mr. Walsh was appointed Chair of the Company.  On January 13, 2009, Mr. Walsh resigned as Chair and David H. Atkins was appointed as the Chair. Mr. Atkins is not standing for re-election as a director of the Company at the Company's Annual Meeting of Shareholders to be held on April 23, 2009.

Committees of the Board of Directors

2008 Committees of the Board of Directors

The Board of Directors (the "Board") has established an Audit Committee comprised solely of outside Directors. Information concerning the Audit Committee can be found in the Section entitled "Audit Committee Information" in this Annual Information Form.

In 2008, the Board had three other standing committees in addition to the Audit Committee: (a) a Nominating Committee which in 2008 was comprised of F. Michael Walsh  (Chair), David H. Atkins, J. Brian Reeve and John F. (Jack) Sullivan; (b) a Compensation and Management Resources Committee which in 2008 was comprised of Walter E. Farnam (Chair), Thomas Di Giacomo, John L. Beamish and Robert T.E. Gillespie; and (c) an Investment Committee which in 2008 was comprised of Thomas Di Giacomo (Chair), F. Michael Walsh, John F. (Jack) Sullivan and W. Shaun Jackson.

Changes to the Committees in 2009

With respect to the Compensation and Management Resources Committee, on January 8, 2009, Mr. Beamish resigned as a member of the Compensation and Management Resources Committee. On February 9, 2009, Mr. Gillespie resigned as a member of the Compensation and Management Resources Committee and on February 19, 2009, Mr. Di Giacomo resigned as a member of the Compensation and Management Resources Committee. On February 19, 2009, J. Brian Reeve and Spencer L. Schneider were appointed to the Committee.

On February 10, 2009, Mr. Walsh resigned as a member of the Nominating Committee and Spencer L. Schneider was appointed in his place. On March 6, 2009, Mr. Atkins resigned as a member of the Nominating Committee.

With respect to the Investment Committee, on January 7, 2009 Mr. Jackson resigned as a member of the Investment Committee.

Conflicts of Interest

To the knowledge of KFSI, no director or officer of KFSI has an existing or potential material conflict of interest with KFSI or any of its subsidiaries.

Cease Trade Orders, Penalties, Sanctions and Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company:

(a)
is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including KFSI), that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(b)
is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including KFSI) that:

(i)
while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, to the knowledge of the Company, no director or executive officer or, to the knowledge of the Company, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(c)
has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body.

8.	LEGAL PROCEEDINGS

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

9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In the three most recently completed financial years and the current financial year of the Company, no director, executive officer, or, to the knowledge of the Company, no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or associate or affiliate of any foregoing, had or is expected to have any material direct or indirect transactions with the Company that materially affected or would materially affect the Company.

The Audit Committee reviewed all related party transactions between KFSI and its subsidiaries and the officers and directors of KFSI. The Audit Committee determined that there were no related party transactions that required disclosure under any securities laws other than (i) legal services rendered by Cassels Brock & Blackwell LLP, a law firm. J. Brian Reeve, a director of the Company, is a partner of such firm; and (ii) legal services rendered by Fogler, Rubinoff LLP, a law firm. Michael S. Slan, the Secretary of the Company, is a partner of such firm.

10.	AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee for 2008

During the fiscal year ended December 31, 2008, the Audit Committee of KFSI was composed of the following four members: David H. Atkins (Chair), Thomas A. Di Giacomo, Walter E. Farnam and F. Michael Walsh. The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board believes that in 2008, the composition of the Audit Committee reflected a high level of financial literacy and expertise. Each member of the Audit Committee during 2008 has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and the NYSE rules. In addition, the Board has determined that Mr. Atkins is an "Audit Committee Financial Expert" as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee.

The following is a description of the education and experience of each member of the Audit Committee in 2008 that is relevant to the performance of his responsibilities as a member of the Audit Committee in 2008:

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

Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the Chairman of RDM Corporation and is a member of the St. Michael's College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth. Mr. Di Giacomo sits or has sat on the Board of several companies including Cinram International Income Fund, Xceed Mortgage Corporation, and Menu Foods Income Fund.

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

Recent Changes to the Composition of the Audit Committee

On February 19, 2009, J. Peter Eccleton and Larry G. Swets, Jr. were appointed to the Audit Committee. The Board determined that each of Messrs. Eccleton and Swets, Jr. are independent. In addition, the Board has determined that each of Messrs. Eccleton and Swets, Jr. meet the financial literacy requirements of MI 52-110 and the NYSE Provisions. The Board determined that each of Mr. Eccleton and Swets, Jr. is an "audit committee financial expert" as contemplated by the NYSE Provisions.

Messrs. Atkins, Di Giacomo, Eccleton and Walsh are not standing for re-election or election, as the case may be, as directors of the Company at the Company's Annual Meeting of Shareholders to be held on April 23, 2009.

Auditors' Fees

Aggregate fees paid to the Company's Auditors during the fiscal years ended December 31, 2008 and 2007 were as follows:

(in Canadian dollars)	2008 Fee Amount	2007 Fee Amount
Audit Fees	$4,549,500	$4,586,000
Audit-related Fees	$136,200	$74,000
Tax Fees	$397,300	$208,000
All Other Fees	$2,000	$2,000
Total:	$5,085,000	$4,870,000

11.	TRANSFER AGENT AND REGISTRAR

KFSI's transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

12.	INTERESTS OF EXPERTS

Name of Experts

KPMG LLP prepared auditors' reports in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2008 and in regard to the Company's internal control over financial reporting at December 31, 2008. The Canadian Institute of Chartered Accountants gives authority to the reports.

Pierre Laurin, of the Tillinghast insurance consulting business of Towers Perrin Inc., prepared an actuary report in regard to the consolidated financial statements of KFSI for the fiscal year ending December 31, 2008. The Canadian Institute of Actuaries gives authority to the report.

Interests of Experts

KPMG LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U. S. Securities Exchange Commission.

Pierre Laurin, of the Tillinghast insurance consulting business of Towers Perrin Inc. has advised that he is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Canadian Institute of Actuaries.

13.	ADDITIONAL INFORMATION

Financial information about the Company is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2008, and additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI's Proxy Circular dated as of March 16, 2009 in connection with its Annual Meeting of Shareholders to be held on April 23, 2009, which involves the election of directors.

Copies of the Annual Information Form, as well as copies of the 2008 Annual Report of KFSI for the year ended December 31, 2008 and Proxy Circular dated March 16, 2009 may be obtained from:

Kingsway Financial Services Inc., Secretary
c/o Fogler, Rubinoff LLP
95 Wellington Street West Suite 1200,
Toronto-Dominion Centre
Toronto, Ontario M5J 2Z9

Telephone: Fax:	416-941-8857 416-941-8852

APPENDIX I

Kingsway Financial Services Inc
AUDIT COMMITTEE CHARTER

1.	Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company’s financial statements, (b) the Company’s compliance with legal and regulatory requirements, (c) the external auditor’s qualifications and independence, and (d) the performance of the Company’s internal audit function and the performance of the external auditors.  The Audit Committee’s primary duties and responsibilities are to:

(i)	Identify and monitor the management of the principal risks that could impact the financial reporting of the company

(ii)	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance.

(iii)	Recommend the appointment of and monitor the independence and performance of the company’s external auditors and the external appointed actuary.

(iv)	Provide an avenue of communication among the external auditors, the external appointed actuary, management and the Board of Directors’.

(v)	Review the annual audited financial statements with management and the external auditors.

II.	Organization

Audit Committee members shall meet the requirements of the Business Corporations Act (Ontario), all applicable securities laws, and the Toronto Stock Exchange and the New York Stock Exchange.  The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment.  All member of the Committee shall be financially literate, being defined as able to read and understand basic financial statements, and the Chair of the Committee shall have accounting or related financial management expertise.  The Audit Committee shall assist the Board in determining whether or not one or more members of the Audit Committee is an “audit committee financial expert” as defined in SSEC Release 33-8177.

Audit Committee members shall be appointed by the Board annually at the meeting of the board of Directors next following the annual meeting.  The Audit Committee Chair shall be designated by the full board or if it does not do so, the members of the Committee may designate a Chair by majority vote of the Committee membership.

III.	Structure and Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate.  The Audit Committee shall prepare and/or approve an agenda in advance of each meeting.  The committee should meet privately in executive session with each of management, the external auditors, the external appointed actuary, the internal auditor and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

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

The Audit Committee shall have the power and authority of the Board of Directors to perform the following duties and fulfill the following responsibilities:

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

3.
In consultation with management, external auditors, and external appointed actuary, consider the integrity of the Company’s financial, reporting processes and internal controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.  Review significant findings prepared by the external auditors together with management’s responses.

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

10.
On no less than an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the non-audit related services.

11.	Review the external auditor’s audit plan and in particular, discuss and approve audit scoping, staffing, locations, reliance upon management and general audit approach.

12.	On not less than an annual basis review with the external auditors:

(i)	all critical accounting policies and practices to be used in connection with the auditor’s report

(ii)
all alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including ramification of the use of such alternative disclosures and treatments, and the treatment preferred by auditor; and

(iii)
other material written communications between the auditor and the management of the Company, such as any management representation letter, schedule of unadjusted differences, reports on observations and recommendations on internal control, engagement letter and independence letter.

13.
Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors.  Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

14.	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

15.	Set clear hiring policies for employees or former employees of the external auditors.

16.
Consider the external appointed actuary’s judgment about the appropriateness of management’s selection of assumptions of methods to determine the unpaid claims liabilities included in the company’s year-end financial statements.

Corporate Internal Audit Department

17.	Discuss policies with respect to risk assessment and risk management

18.	On not less than an annual basis, obtain and review a report by the external auditor describing the Company’s internal quality-control review, or peer review of the Company.

19.	Review significant internal audit reports together with internal auditors and with external auditors.

20.	Meet separately, periodically, with management, with internal auditors and with external auditors

21.
Review formal whistleblower procedures that address the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters and the confidential anonymous submission by employees of any concerns regarding questionable accounting or auditing matters.

22.
On at least an annual basis, review with the Company’s General Counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

23.	Develop and recommend to the full Board a set of corporate governance principles, review such principles annually and recommend any modifications thereto.

24.	Consider corporate governance issues that may arise from time to time and make recommendations to the Board with respect thereto.

25.	Confer, as appropriate, with the General Counsel and Corporate Secretary on matters of corporate governance.

Other Audit Committee Responsibilities

26.	Annually assess the effectiveness of the committee against this Mandate and report the results of the assessment to the Board.

27.	Perform any other activities consistent with this Mandate, the Company’s by-laws and governing law, as the Committee or the board deems necessary or appropriate.

28.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

29.
Establish, review, and update periodically a Code of Business Conduct and Ethics and a Code of Ethics for the Directors, Chief Executive Officer, Chief Financial Officer and other Senior Financial Personnel and ensure that management has established a system to enforce these codes.

30.	The Audit Committee will annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

May 2008

Consolidated Financial Statements of

KINGSWAY FINANCIAL SERVICES INC.

As at December 31, 2008 and 2007

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

Management has used the Internal Control - Integrated Framework to assess the effectiveness of the Company’s internal control over the financial reporting as of December 31, 2008, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent of detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and has concluded that such internal control over financial reporting is effective as of December 31, 2008.

The independent registered public accounting firm, KPMG LLP, appointed by the Audit Committee and ratified by the shareholders, who have audited the consolidated financial statements, have also audited the internal control over financial reporting and have issued an attestation on the effectiveness of the Company’s internal control over financial reporting.

/s/ W. Shaun Jackson	/s/ Shelly Gobin
W. Shaun Jackson President & Chief Executive Officer	Shelly Gobin Senior Vice President & Chief Financial Officer
March 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited Kingsway Financial Services Inc.’s ("the Company’s") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2008, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S STATEMENT ON RESPONSIBILITY FOR FINANCIAL INFORMATION

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MDA”) of the financial condition and results of the operations and all other information in the Company’s Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the United States Securities and Exchange Commission (“SEC”) including a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in the Company’s Annual Report is consistent with the consolidated financial statements.

The MDA has been prepared in accordance with the requirements of the applicable securities rules and regulations, including National Instrument 51-102 of the Canadian securities regulators as well as Item 303 of Regulation S-K of the Securities Exchange Act of the United States, and their related published requirements.

The consolidated financial statements and information in the MDA necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MDA also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management’s present assessment of this information because future events and circumstances may not occur as expected and we undertake no duty to update such forward-looking statements.

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

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors the Company’s system of internal controls as reported by management or the independent registered public accounting firm.

ROLE OF THE ACTUARY

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, the independent actuary, Pierre Laurin of the Tillinghast insurance consulting business of Towers Perrin Inc., carries out a review of management’s valuation of the estimated unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the estimated unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. In performing the review of these estimated liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, and develops appropriate methodologies taking into consideration the circumstances of the Company and the nature of the insurance policies in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In carrying out its work, the independent actuary makes use of the work of the independent registered public accounting firm with regards to data upon which their calculations are based.

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

ROLE OF THE AUDITOR

The independent registered public accounting firm, KPMG LLP, has been appointed by the Audit Committee and ratified by the shareholders. Its responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and to report thereon to the shareholders. In carrying out their audit procedures relating to the claims liabilities of the Company, the auditors make use of the work and report of the independent actuary. KPMG has full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

/s/ W. Shaun Jackson	/s/ Shelly Gobin
W. Shaun Jackson President & Chief Executive Officer March 27, 2009	Shelly Gobin Senior Vice President & Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. (the “Company”) as at December 31, 2008 and December 31, 2007 and the related consolidated statements of operations, statements of changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2009 expressed an unqualified opinion on the effectiveness of, the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS

ACTUARY’S REPORT

I have reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheet at December 31, 2008 and 2007 and their changes in the consolidated statement of operations for each of the years in the three year period ended December 31, 2008 in accordance with Canadian accepted actuarial practice.

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

/s/ Pierre Laurin
Pierre Laurin, Towers Perrin Inc.
Fellow Canadian Institute of Actuaries
March 27, 2009

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

As at December 31
	2008	2007
Assets
Cash and cash equivalents	$105,656	$161,635
Securities (Note 7)	2,370,485	3,256,365
Accrued investment income	24,554	33,186
Financed premiums	61,616	91,851
Accounts receivable and other assets	276,450	365,410
Due from reinsurers and other insurers (Note 15)	177,945	207,137
Deferred policy acquisition costs	127,555	176,202
Income taxes recoverable	14,737	1,348
Future income taxes (Note 16)	25,291	114,066
Capital assets (Note 11)	113,375	133,431
Goodwill and intangible assets (Notes 5(e), 18(a), (b) & 23)	45,777	116,774
	$3,343,441	$4,657,405
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness (Note 20(a))	$-	$172,436
Loans payable (Note 20(d))	66,222	66,222
Accounts payable and accrued liabilities	135,565	144,940
Unearned premiums	536,480	758,490
Unpaid claims (Note 17)	1,879,016	2,267,082
Senior unsecured debentures (Note 20(b))	185,203	220,080
Subordinated indebtedness (Note 20(c))	87,383	87,354
	$2,889,869	$3,716,604
Shareholders’ equity:
Share capital (Note 12)	322,344	326,151
Contributed surplus	9,791	7,619
Retained earnings	98,564	521,165
Accumulated other comprehensive income	22,873	85,866
	453,572	940,801
Contingent liabilities (Note 22)
	$3,343,441	$4,657,405

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Walter E Farnam	/s/ David H. Atkins
Walter E. Farnam	David H. Atkins
Director	Director

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share amounts)

Years ended December 31
	2008	2007	2006
Gross premiums written	$1,503,191	$1,848,718	$1,781,018
Net premiums written	$1,367,945	$1,706,645	$1,653,277
Revenue:
Net premiums earned (Note 15)	$1,484,263	$1,714,006	$1,601,994
Net investment income (Note 7)	130,302	136,139	115,360
Net realized gains (losses) (Note 7)	(138,971)	52,187	28,651
	1,475,594	1,902,332	1,746,005
Expenses:
Claims incurred (Notes 15 and 17)	1,205,610	1,359,083	1,124,911
Commissions and premium taxes (Note 15)	266,594	307,833	297,024
General and administrative expenses	256,483	227,505	164,876
Interest expense	35,022	38,867	30,247
Amortization of intangible assets	4,887	4,007	1,030
Goodwill impairment (Note 23)	62,876	-	-
	1,831,472	1,937,295	1,618,088

Income (loss) from continuing operations before income taxes	(355,878)	(34,963)	127,917
Income taxes (recovery) (Note 16):
Current	(18,999)	33,568	30,178
Future	92,373	(37,718)	(15,201)
	73,374	(4,150)	14,977
Income (loss) from continuing operations	$(429,252)	$(30,813)	$112,940
Income from discontinued operations, net of taxes (Note 6)	23,387	12,287	10,369
Net income (loss)	$(405,865)	$(18,526)	$123,309
Per share amounts (in dollars) (Note 12):
(Loss) earnings per share - continuing operations
Basic	$(7.78)	$(0.55)	$2.01
Diluted	$(7.78)	$(0.55)	$1.99
(Loss) earnings per share - net income (loss)
Basic	$(7.35)	$(0.33)	$2.19
Diluted	$(7.35)	$(0.33)	$2.17
Dividends declared per common share (in Canadian dollars)	$0.30	$0.30	$0.26

See accompanying notes to consolidated financial statements.

 KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

Years ended December 31
	2008	2007	2006
Share capital
Balance at beginning of year	$326,151	$328,473	$331,470
Issued during the year	89	1,082	3,004
Repurchased for cancellation	(3,896)	(3,404)	(6,001)
Balance at end of year	322,344	326,151	328,473
Contributed surplus
Balance at beginning of year	$7,619	$5,352	$3,237
Stock option expense	2,172	2,267	2,115
Balance at end of year	9,791	7,619	5,352
Retained earnings
Balance at beginning of year	$521,165	$560,126	$460,050
Net income (loss) for the year	(405,865)	(18,526)	123,309
Common share dividends	(15,460)	(15,710)	(12,988)
Repurchase of shares for cancellation	(1,276)	(4,725)	(10,245)
Balance at end of year	98,564	521,165	560,126
Accumulated other comprehensive income
Balance at beginning of year	$85,866	$7,011	$9,958
Cumulative effect of adopting new accounting policies	-	17,672	-
Other comprehensive income (loss) (Note 5(c))	(62,993)	61,183	(2,947)
Balance at end of year	22,873	85,866	7,011
Total shareholders’ equity at end of year	$453,572	$940,801	$900,962

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

Years ended December 31
	2008	2007	2006
Comprehensive income (loss)
Net income (loss)	$(405,865)	$(18,526)	$123,309
Other comprehensive income (loss), net of taxes:
• Change in unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the year, net of income taxes[1]	14,201	19,885	-
Reclassification to net income (loss) of realized gains, net of income taxes [2]	(11,361)	(13,312)	-
• Unrealized gains (losses) on translating financial statements
of self-sustaining foreign operations	(56,988)	54,610	(2,947)
• Loss on cash flow hedge	(8,845)	-	-
Other comprehensive income (loss)	(62,993)	61,183	(2,947)
Comprehensive income (loss)	$(468,858)	$42,657	$120,362

(1)   Net of income tax (recovery) of $(3,827) in 2008, $803 in 2007.
(2)   Net of income tax of $5,516 in 2008, $5,100 in 2007.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in thousands of U.S. dollars)

Years ended December 31
	2008	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss)	$(405,865)	$(18,526)	$123,309
Items not affecting cash:
Amortization of intangibles and goodwill impairment	67,763	4,007	1,030
Amortization of capital assets and deferred charges	13,369	11,535	6,598
Future income taxes	94,746	(36,271)	(17,362)
Net realized loss (gains)	98,257	(52,111)	(28,987)
Amortization of bond premiums and discounts	(3,612)	(7,951)	(2,667)
	(135,342)	(99,317)	81,921
Change in non-cash balances:
Deferred policy acquisition costs	54,497	(17,307)	(9,801)
Due from reinsurers and other insurers	223,805	(177,024)	29,266
Unearned premiums	(224,665)	35,918	34,037
Unpaid claims	(401,863)	291,254	95,036
Increase in contributed surplus	2,172	2,267	2,115
Net change in other non-cash balances	18,926	31,295	(65,345)
	(462,470)	67,086	167,229
Financing activities:
Increase in share capital, net	89	1,082	3,004
Repurchase of common shares for cancellation	(5,172)	(8,129)	(16,246)
Common share dividend	(15,460)	(15,710)	(12,988)
Increase (decrease) in bank indebtedness and loans payable	(175,175)	111,776	40,845
Increase (decrease) in senior unsecured debentures	(17,517)	17,274	-
	(213,235)	106,293	14,615
Investing activities:
Purchase of securities	(2,980,183)	(4,135,457)	(3,279,985)
Proceeds from sale of securities	3,541,683	4,074,167	3,164,215
Financed premiums receivable, net	18,258	(14,440)	18,369
Acquisitions (Note 18)	(212)	(44,721)	(22,415)
Net proceeds from sale of discontinued operations	44,067	-	-
Additions to capital assets	(3,887)	(20,999)	(43,356)
	619,726	(141,450)	(163,172)

Increase (decrease) in cash position during the year	(55,979)	31,929	18,672
Cash and cash equivalents, beginning of year	161,635	129,706	111,034
Cash and cash equivalents, end of year	$105,656	$161,635	$129,706
Supplementary disclosure of cash information:
Represented by:
Cash on hand and balances with banks	100,749	147,478	126,887
Investments with maturities less than 30 days	4,907	14,157	2,819
Cash and cash equivalents, end of year	$105,656	$161,635	$129,706
Cash paid for:
Interest	$17,767	$36,242	$30,170
Income taxes	4,936	38,894	45,659

See accompanying notes to consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

CONTENTS

NOTE 1	CHANGE IN ACCOUNTING POLICY

NOTE 2	FUTURE CHANGE IN ACCOUNTING POLICY AND DISCLOSURE

NOTE 3	ACCOUNTING CHANGES EFFECTIVE IN 2007

NOTE 4	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

NOTE 5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 6	DISCONTINUED OPERATIONS

NOTE 7	SECURITIES

NOTE 8	FINANCIAL INSTRUMENTS

NOTE 9	CAPITAL MANAGEMENT

NOTE 10	HEDGES

NOTE 11	CAPITAL ASSETS

NOTE 12	SHARE CAPITAL

NOTE 13	STOCK-BASED COMPENSATION

NOTE 14	PENSION BENEFITS

NOTE 15	UNDERWRITING POLICY AND REINSURANCE CEDED

NOTE 16	INCOME TAXES

NOTE 17	UNPAID CLAIMS

NOTE 18	ACQUISITIONS

NOTE 19	SEGMENTED INFORMATION

NOTE 20	INDEBTEDNESS

NOTE 21	VARIABLE INTEREST ENTITIES

NOTE 22	COMMITMENTS AND CONTINGENT LIABILITIES

NOTE 23	GOODWILL AND OTHER INTANGIBLE ASSETS

NOTE 24	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 25	COMPARATIVE FIGURES

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Kingsway Financial Services Inc. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding Company which, through its subsidiaries in Canada, the United States, Barbados and Bermuda, is engaged in property and casualty insurance.

NOTE 1	CHANGE IN ACCOUNTING POLICY:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation.

Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. See Note 9 for additional details.

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section 3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii) information about the risk management function and the reporting and measurement systems used; (iii) the entity’s policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis. Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 8 for additional details.

NOTE 2	FUTURE CHANGE IN ACCOUNTING POLICY AND DISCLOSURE:

Effective January 1, 2009, the Company will apply the recommendations of the CICA in Handbook Section 3064, Goodwill and Intangible Assets. This Section will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

NOTE 3	ACCOUNTING CHANGES EFFECTIVE IN 2007:

On January 1, 2007, the Company adopted the CICA’s standards in Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity. As a result, effective January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market value, to eliminate the recognition of deferred realized gains, and with corresponding adjustments to income taxes, actuarial liabilities, accumulated other comprehensive income and retained earnings.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 4	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that a profit-oriented publicly accountable enterprise will be required to adopt IFRS. IFRS will replace current Canadian general accepted accounting principles (“GAAP”) for those enterprises. For the Company, IFRS will be effective for interim and annual periods commencing January 1, 2011, including the preparation and reporting of one year of comparative figures. The Company initiated the process of IFRS conversion during the third quarter of 2008.  The Company is in its detailed assessment phase, analyzing the impact that the adoption of IFRS will have on its consolidated financial statements.

NOTE 5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)          Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition. The Company holds interests in variable interest entities that are not included in the consolidated financial statements and which are more fully described in Note 21.

The following is a list of the material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: 7120 Hurontario Limited Partnership (Ontario); American Country Holdings Inc. (Delaware); American Country Insurance Company (Illinois); American Country Financial Services Corp. (Illinois); American Country Underwriting Agency Inc. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Appco Finance Corporation (Florida); Hamilton Risk Management Company (Florida); HI Holdings, Inc. (Hawaii); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway 2007 General Partnership (Delaware); Kingsway America Inc. (Delaware); Kingsway Finance Nova Scotia, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); MIC Holdings Inc. (Minnesota); Mendota Insurance Company (Minnesota); Mendakota Insurance Company (Minnesota); Southern United Holding, Inc. (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); UCC Corporation (Nevada); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); Zephyr Insurance Company (Hawaii); and Northeast Alliance Insurance Agency L.L.C. (formerly RPC Insurance Agency) (Delaware).

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

 (c)         Securities:

All financial instruments are designated as available-for-sale securities (“AFS”) with the exception of derivative instruments which are classified as held-for-trading securities (“HFT”). AFS securities are carried at fair value and the unrealized gains and losses are included in Accumulated other comprehensive income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are recorded in the statement of operations. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “Net realized gains”. HFT securities are carried at fair value and unrealized gains and losses are included in the statement of operations.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Prior to the adoption of the new guidance effective January 1, 2007, fixed term investments were carried at amortized cost providing for the amortization of the discount or premium on a constant yield basis to maturity. Investments in common and preferred shares were carried at cost.

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

The Company conducts a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and the Company’s ability and intent to hold securities for a period of time sufficient to allow for any anticipated recovery.

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

Intangible assets with indefinite useful lives are not subject to amortization and are tested at least annually for impairment to ensure that fair values are greater than or equal to carrying values. Any excess of carrying value over fair value is charged to income in the period in which the impairment is determined.

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

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Operations. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.

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

 (l)          Stock-based compensation plan:

The Company has a stock-based compensation plan which is described in Note 13. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds together with the amount recorded in contributed surplus, is recorded in share capital.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of these stock options is credited to share capital.

During 2006 the Company adopted the recommendation of CICA Emerging Issues Committee (“EIC”) 162 Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date that clarifies the issues relating to the compensation cost attributable to a stock-based award for an employee eligible to retire at the grant date and an employee eligible to retire during the vesting period.

(m)         Capital assets:

Capital assets are reported in the financial statements at amortized cost. Amortization of capital assets has been provided using the straight-line method over the estimated useful lives of such assets. The useful lives range from 10 to 40 years for buildings, 3 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 3 to 5 years for computers and software and 3 to 5 years for automobiles.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 6	DISCONTINUED OPERATIONS:

On September 30, 2008 the Company completed its previously announced sale of York Fire & Casualty Insurance Company (“York Fire”), a primarily standard insurance writer, for C$95 million in cash. The Company has classified York Fire as discontinued operations and the results of its operations are reported separately for all periods presented. Prior to the sale, York Fire was part of the Canadian Reporting Segment.

Summarized financial information for discontinued York Fire operations is shown below.

Years ended December 31
	2008	2007	2006
Operations:
Revenue	80,364	133,353	170,350
Income (loss) from discontinued operations before income taxes	(16,115)	13,552	11,937
Income tax (recovery)	(5,003)	1,265	1,568
Income (loss) from discontinued operations before disposal, net of taxes	(11,112)	12,287	10,369
Disposals:
Gain on disposal before income taxes	41,411	-	-
Income tax	6,912	-	-
Gain on disposal, net of taxes	34,499	-	-
Total income from discontinued operations, net of taxes	23,387	12,287	10,369

Assets and liabilities include the following assets and liabilities of York Fire:

As at December 31
	2008	2007
Assets
Cash and cash equivalents	$-	$849
Securities	-	65,209
Financed premiums	-	34,088
Due from reinsurers and other insurers	-	51,984
Deferred policy acquisition costs	-	7,447
Income taxes recoverable	-	3,160
Future income taxes	-	3,226
Capital assets	-	142
Other assets	-	6,786
Assets of discontinued operations	$-	$172,891
Liabilities
Unearned premiums	$-	$38,988
Unpaid claims	-	104,473
Liabilities of discontinued operations	$-	$143,461

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 7	SECURITIES:

The amortized cost and fair values of investments are summarized below:

December 31, 2008
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$184,381	$3,610	$20	$187,971
Bonds:
Canadian	- Government	149,200	8,310	7	157,503
	- Corporate	257,758	2,414	12,420	247,752
U.S.	- Government	63,404	5,060	775	67,689
	- Corporate	1,284,516	49,356	27,627	1,306,245
Other	- Government	-	-	-	-
	- Corporate	128,382	4,328	999	131,711
Sub-total		$2,067,641	$73,078	$41,848	$2,098,871
Common shares	- Canadian	114,167	2,590	-	116,757
	- U.S.	146,408	4,883	-	151,291
Preferred shares	- Canadian	6,692	8	3,629	3,071
	- U.S.	634	-	139	495
		$2,335,542	$80,559	$45,616	$2,370,485

December 31, 2007
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$393,788	$836	$69	$394,555
Bonds:
Canadian	- Government	260,309	4,164	115	264,358
	- Corporate	368,243	1,834	6,464	363,613
U.S.	- Government	90,305	2,270	13	92,562
	- Corporate	1,461,177	23,153	8,657	1,475,673
Other	- Government	15,492	-	106	15,386
	- Corporate	204,876	4,381	812	208,445
Sub-total		$2,794,190	$36,638	$16,236	$2,814,592
Common shares	- Canadian	224,086	25,624	12,786	236,924
	- U.S.	194,545	16,045	12,847	197,743
Preferred shares	- Canadian	8,211	-	1,828	6,383
	- U.S.	780	-	57	723
		$3,221,812	$78,307	$43,754	$3,256,365

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2008 and 2007. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

	December 31,2008
	0-6 months	6-12 months	Over 12 months	Total
Preferred Shares
Number of positions	-	1	6	7
Fair value	$-	$101	$3,466	$3,567
Carrying value	-	104	7,231	7,335
Unrealized loss	-	(3)	(3,765)	(3,768)
Term Deposits and Bonds
Number of positions	113	96	91	300
Fair value	$217,118	$184,996	$167,224	$569,338
Carrying value	225,893	202,586	182,707	611,186
Unrealized loss	(8,775)	(17,590)	(15,483)	(41,848)
Total
Number of positions	113	97	97	307
Fair value	$217,118	$185,097	$170,690	$572,905
Carrying value	225,893	202,690	189,938	618,521
Unrealized loss	(8,775)	(17,593)	(19,248)	(45,616)

	December 31,2007
	0-6 months	6-12 months	Over 12 months	Total
Common and Preferred Shares
Number of positions	154	32	7	193
Fair value	$176,701	$26,630	$1,662	$204,993
Carrying Value	196,584	33,725	2,202	232,511
Unrealized Loss	(19,883)	(7,095)	(540)	(27,518)
Term Deposits and Bonds
Number of positions	127	84	166	377
Fair value	$297,337	$174,687	$543,268	$1,015,292
Carrying value	301,917	179,921	549,690	1,031,528
Unrealized loss	(4,580)	(5,234)	(6,422)	(16,236)
Total
Number of positions	281	116	173	570
Fair value	$474,038	$201,317	$544,930	$1,220,285
Carrying value	498,501	213,646	551,892	1,264,039
Unrealized loss	(24,463)	(12,329)	(6,962)	(43,754)

Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair values of securities for which no active market exists are derived from quoted market prices of similar securities or other third party evidence.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Management performs a quarterly analysis of the Company’s investment holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:
•	identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;
•	obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;
•	reviewing the trading range of certain securities over the preceding calendar period;
•	assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;
•	assessing if declines in market value are other than temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record;
•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed; and
•	assessing the Company’s ability and intent to hold these securities at least until the investment impairment is recovered.

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

The Company has elected to liquidate its entire common equity securities portfolio. As a result all common equity securities in an unrealized loss position as at December 31, 2008 are considered to be other than temporarily impaired.

 As a result of the above analysis performed by management to determine declines in market value that are other than temporary, write-downs for other-than-temporary impairments were $134.3 million (2007 - $18.6 million) during the year. These impairment charges included $115.3 million (2007 - $18.6 million) from the write down of common stocks and $19.0 million (2007 - $nil) from the write-down of debt securities, including $13.7 million on bonds issued by Lehman Brothers, which declared bankruptcy.

Management has reviewed currently available information regarding other securities whose estimated fair values are less than their carrying amounts and believes that these unrealized losses are not other than temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. Debt securities whose carrying amounts exceed fair value can be held until maturity when management expects to receive the principal amount.

Net investment income for the years ended December 31 is comprised as follows:

	2008	2007	2006
Investment income:
Interest on short-term investments	$11,433	$20,566	$15,941
Interest on bonds	108,366	106,997	89,698
Dividends	10,970	12,347	11,919
Premium finance	4,307	2,547	3,168
Other	2,255	1,828	2,256
Gross investment income	137,331	144,285	122,982
Investment expenses	7,029	8,146	7,622
Net investment income	$130,302	$136,139	$115,360

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

 Net realized gains and (losses) for the years ended December 31 are comprised as follows:

	2008	2007	2006

Fixed income	$6,269	$(5,429)	$(7,425)
Equities	(10,960)	70,848	40,196
Capital assets	-	5,400	-
Other than temporary impairment	(134,280)	(18,632)	(4,120)
Net realized gains and (losses)	$(138,971)	$52,187	$28,651

NOTE 8	FINANCIAL INSTRUMENTS:

(a)             Financial risk management objectives and policies:

By virtue of the nature of the Company’s business activities, financial instruments make up the majority of the balance sheet. The risks which arise from transacting financial instruments include credit risk, market risk, liquidity risk and cash flow risk. These risks may be caused by factors specific to an individual instrument or factors affecting all instruments traded in the market. The Company has a risk management framework in place to monitor, evaluate and manage the risks assumed in conducting its business. The Company manages these risks using risk management policies and practices.

Further details are provided below on the risk management objectives and policies as they relate to the specific financial risks:

Credit risk:

The Company is exposed to credit risk principally through its fixed income securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company’s credit exposure to any one individual policyholder is not material. The Company’s policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvency.

The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by Standard & Poor’s (“S&P”) or Moody’s Investor Services, using the higher of these ratings for any security where there is a split rating:

	2008		2007
AAA/Aaa	$1,146,703	54.7%	$1,516,064	53.9%
AA/Aa2	341,280	16.3	661,891	23.5
A/A2	505,748	24.1	470,909	16.7
BBB/Baa2	65,255	3.1	96,076	3.4
BB/Ba2	5,122	0.2	8,081	0.3
B/B2	7,838	0.4	12,629	0.4
CCC/Caa or lower, or not rated	26,925	1.2	48,942	1.8
Total	$2,098,871	100.0%	$2,814,592	100.0%

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

      Market risk:

The market risk exposure of the Company consists mainly of changes in interest rates and equity prices and to a smaller extent, to foreign currency exchange rates.  Market risk is subject to risk management. The Investment Committee of the Board and senior management of the Company monitor the Company’s market risk exposures and activities that give rise to these exposures.

Interest rate risk:
The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and Board approved investment policies. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

It is estimated that an immediate hypothetical 100 basis point increase in interest rates would decrease the market value of the fixed income securities by $69.9 million (2007 - $92.3 million), representing 3.3% (2007 - 3.3%) of the $2,098.9 million (2007 - $2,814.6 million) fair value fixed income securities portfolio.

Computation of the prospective effect of hypothetical interest rate changes are based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date and should not be relied on as indicative of future results. The analysis is done on the following assumptions:

(a)   the securities in the Company’s portfolio are not impaired;
(b)  credit and liquidity risks have not been considered;
(c)   interest rates and equity prices move independently; and
(d)  shifts in the yield curve are parallel.

Available-for-sale securities in an unrealized loss position as reflected in Accumulated Other Comprehensive Income, may at some point in the future be realized through a sale or impairment.

Equity price risk:

The Company is exposed to changes in the value of equity securities as a result of market conditions. This is the risk of loss due to adverse movement in equity prices and comprises two key components i.e. general equity risk, which refers to fluctuations in value of the equity securities due to changes in general economic or stock market conditions and specific equity risk which refers to equity price volatility that is determined by entity specific characteristics.

Fluctuation in value of the equities affect the carrying value of these securities and the level and timing of recognition of gains and losses on securities held, causing changes in realized and unrealized gains and losses.

Equity price risk is mitigated through diversification. The equity portfolio is managed through the use of services of third party professional investment management firms and their performance is actively monitored by management and the Investment Committee of the Board of Directors.

As at December 31, 2008, management estimates that a 10% increase in equity prices, with all other variables held constant, would increase Other comprehensive income and Comprehensive income before tax by $27.2 million (2007-$44.2 million).  A 10% decrease in equity prices would have the corresponding opposite effect on Other comprehensive income and Comprehensive income. Equities comprise 11.5% (2007- 13.6%) of the Company’s investment portfolio as at December 31, 2008.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The Company has elected to significantly reduce this equity risk by liquidating the entire common equity portfolio.

Foreign currency risk:
The Company is exposed to foreign currency risk with respect to securities, receivables and policies denominated in foreign currencies. This is the risk of loss due to adverse movement of currency exchange rates. The Company has a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate. It does not hedge any foreign currency exposure that may exist in the securities portfolio. Its U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities. The Company has a cash flow hedge in place to lock in U.S. dollar cash flow requirements on interest and principal payments of a Canadian dollar debt obligation. Refer to Note 10 for further details.

Liquidity and cash flow risk:

Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows.  Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources, the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements. For Lincoln General Insurance Company (“Lincoln”), a comprehensive run-off plan is being prepared for submission to the Pennsylvania Insurance Department with an objective to demonstrate that no additional funding will be required from the Company, absent any unexpected adverse developments. This comprehensive plan is subject to approval by the Pennsylvania Insurance Department.  Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured. Refer to Note 9 for further details.

As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company were inadequate to services its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. The Company’s dividend payments are reviewed and determined quarterly by the Company’s Board of Directors. Kingsway holds $293.7 million in cash and high grade short-term assets, representing approximately 12% of invested assets. The majority of the other fixed income securities are also liquid.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):
As at December 31
	One year or less	One to five years	Five to ten years	More than ten years	No specific date	Total
Assets:
Cash and cash equivalents	$105,656	$-	$-	$-	$-	$105,656
Securities	405,619	986,244	524,479	182,529	271,614	2,370,485
Accrued investment income	24,554	-	-	-	-	24,554
Finance premiums	61,616	-	-	-	-	61,616
Accounts receivable and other assets	276,450	-	-	-	-	276,450
Due from reinsurers and other insurers	63,195	95,990	16,533	2,227	-	177,945
Total:	937,090	1,082,234	541,012	184,756	271,614	3,016,706

Liabilities:
Loans payable	-	-	66,222	-	-	66,222
Accounts payable and accrued liabilities	135,565	-	-	-	-	135,565
Unpaid claims	667,307	1,013,611	174,579	23,519	-	1,879,016
Senior unsecured debentures	-	81,137	104,066	-		185,203
Subordinated indebtedness	-	-	-	87,383	-	87,383
Total:	802,872	1,094,748	344,867	110,902	-	2,353,389

The coupon rates for the fixed term securities range from 2.4% to 15.0% at December 31, 2008 (2.5% to 12.0% at December 31, 2007). The average effective yield (using amortized cost and the contractual interest rates, adjusted for any amortization of premiums and discounts) is 4.6% (2007 - 4.7%).

 (b)             Fair value:

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act.

Fair value is best evidenced by quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument subject to appropriate adjustments as required is used. Where quoted market prices are not available, the quoted prices of similar financial instruments or valuation models with observable market based inputs are used to estimate the fair value. These valuation models may use multiple observable market inputs, including observable interest rates, foreign exchange rates, index levels, credit spreads, equity prices, counterparty credit quality, corresponding market volatility levels and option volatilities. Minimal management judgment is required for fair values calculated using quoted market prices or observable market inputs for models. The calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values. For the Company’s financial instruments carried at cost or amortized cost, the book value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes as it is the company’s intention to hold them until there is a recovery of fair value, which may be to maturity.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The Company records the AFS securities held in its securities portfolio at their fair value. The Company primarily uses the services of external securities pricing vendors to obtain these values.  The securities are valued using quoted market prices or prices established using observable market inputs.  In the current volatile market conditions, these quoted market prices or observable market inputs can change rapidly causing a significant impact on fair value and financial results recorded.

Refer to Note 7 with respect to fair value disclosure on securities.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The extent of use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at December 31, 2008 was as follows:

                       As at December 31, 2008
Description	Available for sale securities
	Equity	Fixed income
Fair value	$271,614	$2,098,871
Based on:
Quoted market prices	100.0%	-
Valuation techniques-Significant market observable Inputs	-	100.0%
Valuation techniques- Significant unobservable market inputs	-	-

The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

As at December 31	Total Fair Value*	Total Carrying Value	2008 Favourable/ (Unfavourable)
Loans payable	$43,094	$66,222	$23,128
Senior unsecured debentures	128,497	185,203	56,706
Subordinated indebtedness	17,712	87,383	69,671
	Total Fair Value*	Total Carrying Value	2007 Favourable/ (Unfavourable)
Loans payable	$54,493	$66,222	$11,729
Senior unsecured debentures	221,517	220,080	(1,437)
Subordinated indebtedness	90,500	87,354	(3,146)

* The fair value is based on market observable inputs.

The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation.  As at December 31, 2008, the estimated fair value of unpaid claims was $2,023.9 million ($1,889.7 million net of reinsurers’ share of unpaid claims). The estimated fair value is approximately $145 million above the undiscounted carrying value as a result of the inclusion of a provision for adverse development totaling $191.1 million in addition to the present value of unpaid claims. There is no active market for policy liabilities; hence market value is not available.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

NOTE 9	CAPITAL MANAGEMENT:

Objectives, policies and procedures:

The Company has three capital management objectives:  to meet regulatory requirements, to maintain a strong credit rating and to maximize returns to shareholders. It manages capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of all regulated entities. The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy on a continuous basis. Senior executive management develops the capital strategy and oversees the capital management processes of the Company.  Capital is managed using both regulatory capital measures and internal metrics.  The Company’s capital is primarily derived from common shareholders and retained earnings.

There were no significant changes made in the objectives, policies and procedures during the year.

Regulatory capital requirements and ratios:

As at December 31, 2008 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) ratio. As at December 31, 2008 the MCT’s of the Canadian subsidiaries are above the 150% MCT level, with MCT ratios ranging between 186% and 190% (2007- 240% and 266%) and aggregate capital of approximately $30.1 million (2007-$109.1 million) in excess of the 150% level.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC), which has been generally adopted in all states, as a benchmark to measure capital levels in property and casualty insurance companies. The NAIC requires that capital and surplus not fall below 200% of the authorized control level as determined by this model. As at December 31, 2008, all the U.S. subsidiaries, with the exception of Lincoln, are above the required RBC levels, with RBC ratios ranging between 211% and 34,129% ( 2007-156% and 1,413%) and  aggregate capital of approximately $96.2 million (2007-$91.5 million) in excess of the 200% level. As at December 31, 2008 Lincoln’s RBC was 117% (2007- 153%) which is at the regulatory action level.  Based on the current RBC level, an additional $56.1 million would be required to increase the RBC level above 200%.  As a result of its current RBC level, the Pennsylvania Insurance Department is required to conduct an examination and issue an order outlining corrective action to be taken. Further, under Pennsylvania law, Lincoln may be deemed to be operating in a financially hazardous condition based on its financial statements at December 31, 2008. As a result, the Pennsylvania Insurance Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that Lincoln's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public.

As part of a plan developed by management, Lincoln has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008, Lincoln had statutory admitted assets of $386.7 million, liabilities of $307.5 million and statutory surplus of $79.2 million. On March 11, 2009, Lincoln entered into a letter agreement with the Pennsylvania Insurance Department that provides for increased supervisory oversight by the Department including but not limited to increased reporting and department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Lincoln has commenced preparation of a comprehensive plan which it intends to file with the Pennsylvania Insurance Department in April 2009.  It is intended to outline Lincoln’s future plans, including the current and projected RBC level and is subject to approval by the Pennsylvania Insurance Department.  Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured.

The reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at December 31, 2008 the capital maintained by Kingsway Reinsurance Corporation was approximately $77.9 million (2007 - $298.7 million) in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $15.4 million (2007 - $80.9 million) in excess of regulatory requirements.

NOTE 10	HEDGES:

On July 10, 2007, a general partnership of the Company (Kingsway 2007 General Partnership) issued a five year C$100 million debt obligation due on July 11, 2012 with fixed semi-annual C$3 million interest payments. Kingsway 2007 General Partnership’s risk management objective is to lock in the cash flow requirements on this debt obligation in U.S. dollar terms which is the currency in which its cash inflows are received, thus mitigating exposure to variability in expected future cash flows. In order to meet this objective, Kingsway 2007 General Partnership has entered into a cross-currency swap with Bank of Nova Scotia to swap U.S. dollar cash flows into Canadian dollar cash flows providing the Company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the senior debenture offering interest payments.

The swap transaction has been designated as a cash flow hedge. Any changes in the fair value of the hedging instruments are recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. Hedge ineffectiveness is measured and recorded in the current period in the Consolidated Statement of Income. The Company has recorded a $0.1 million loss during the year due to the ineffective portion of the designated hedge. As at December 31, 2008, the time length of the cash flow hedge outstanding was less than four years. When the hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income will be recognized in income over the remaining term of the original hedge, or when the hedged item is de-recognized. The swap agreement has an annual early termination date that can be exercised by either party.  The cost to the Company to settle the swap as at December 31, 2008 was $14,500,000.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 11	CAPITAL ASSETS:

			2008
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$9,916	$-	$9,916
Buildings	77,916	8,884	69,032
Leasehold improvements	13,850	4,633	9,217
Furniture and equipment	12,129	7,626	4,503
Computers and software	49,244	28,810	20,434
Automobiles	1,210	937	273
Total	$164,265	$50,890	$113,375

			2007
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$11,462	$-	$11,462
Buildings	89,687	7,304	82,383
Leasehold improvements	13,077	3,694	9,383
Furniture and equipment	14,941	7,605	7,336
Computers and software	45,595	23,308	22,287
Automobiles	2,069	1,489	580
Total	$176,831	$43,400	$133,431

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 12	SHARE CAPITAL:

Authorized:
Unlimited number of common shares
Share transactions consist of the following:
	Shares Issued	Stock Options	Weighted-Average Exercise Price*	Amount
Balance as at December 31, 2005	56,480,453	1,967,515	$15.66	$331,470
Stock options:
Granted in year		611,350	24.55
Exercised in year	209,072	(209,072)	14.12	2,604
Forfeited in year		(24,917)	19.50
Stock-based compensation expense				400
Normal course issuer bid Note 12(e)	(805,000)	-	-	(6,001)
Balance as at December 31, 2006	55,884,525	2,344,876	$18.07	$328,473
Stock options:
Granted in year		571,000	23.00
Granted in year		25,000	12.08
Exercised in year	76,303	(76,303)	12.98	880
Forfeited in year		(91,750)	22.30
Stock-based compensation expense				202
Normal course issuer bid Note 12(f)	(445,100)			(3,404)
Balance as at December 31, 2007	55,515,728	2,772,823	$19.03	$326,151
Stock options:
Granted in year		652,350	13.47
Granted in year		12,000	9.84
Granted in year		3,000	9.60
Exercised in year	21,000	(21,000)	4.30	89
Forfeited in year		(92,334)	19.74
Normal course issuer bid Note 12(g)	(468,200)			(3,896)

Balance as at December 31, 2008	55,068,528	3,326,839	$17.97	$322,344

*Weighted average price is stated in Canadian dollars as per the terms of the option.

(a)
During the year ended December 31, 2008, options to acquire 21,000 shares (2007 - 76,303; 2006 - 209,072 shares) were exercised at C$4.30 per share (2007 - C$4.30 to C$19.70 per share; 2006 - C$4.30 to C$19.70 per share).

(b)
The weighted average number of shares outstanding for the years ended December 31, 2008, 2007 and 2006 were 55,196,596, 56,656,913 and 56,233,964, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2008, 2007 and 2006 were 55,250,693, 55,944,060 and 56,868,785, respectively.

(c)
During 2008, the Company declared dividends payable in Canadian dollars of C$0.075 per share payable for each quarter. Total dividends declared in 2008 were C$0.30 per common share. Dividends paid to common shareholders during 2008 were C$16,548,983 and C$16,685,633 in 2007.

(d)	Options exercised during the year resulted in an increase in share capital from contributed surplus of $89,000 for the year ended December 31, 2008 and $202,000 for the year ended December 31, 2007.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(e)
On November 9, 2006, the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 8, 2007 the Company could repurchase up to 2,800,000 of its common shares in total representing approximately 5% of the then outstanding common shares.  For the period of November 9, 2006 to December 31, 2006, the Company had repurchased 242,200 of its common shares at an average price of $21.16. For the year ended December 31, 2006 the Company had repurchased a total of 805,000 of its common shares at an average price of $20.11. All of the repurchased common shares were cancelled.

(f)
On November 9, 2007, the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares.  For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company could repurchase up to 2,780,000 of its common shares representing less than 5% of the then outstanding shares. For the period of November 13, 2007 to December 31, 2007, the Company had repurchased 123,700 of its common shares at an average price of $16.68. For the year ended, December 31, 2007 the Company had repurchased a total of 445,100 of its common shares at an average price of $18.20.  All of the repurchased common shares were cancelled.

(g)
On November 28, 2008, the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares.  For the twelve month period commencing December 2, 2008 and ending December 1, 2009, the Company may repurchase up to 2,753,426 of its common shares representing approximately 5% of the then outstanding shares. For the period of December 2, 2008 to December 31, 2008, the Company did not repurchase any common shares. For the year ended, December 31, 2008 the Company had repurchased a total of 468,200 of its common shares at an average price of $11.02.  All of the repurchased common shares were cancelled.

NOTE 13	STOCK-BASED COMPENSATION:

(a)
The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2008, the maximum number of common shares that may be issued under the plan is 4,800,000 (2007 - 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant.   Additional stock compensation relating to EIC 162 for eligible employees for fiscal years 2008 and 2007 was $32,000 and $145,000 respectively.

The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three year period and are exercisable for periods not exceeding 10 years.

The intrinsic value of a stock option grant is the difference between the current market price for the Company’s common shares and the exercise price of the option. The aggregate intrinsic values for the stock options outstanding at December 31, 2008, 2007 and 2006 were nil, nil and C$14.6 million, respectively. The aggregate intrinsic values for stock options exercisable at December 31, 2008, 2007 and 2006 were nil, nil and C$11.9 million, respectively.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The following tables summarize information about stock options outstanding as at December 31, 2008, December 31, 2007 and December 31, 2006:

Exercise prices are stated in Canadian dollars as per the terms of the option.

December 31, 2008
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	9.60	02-Sep-08	02-Sep-13	4.7	3,000	-
C$	9.84	12-May-08	12-May-13	4.4	12,000	-
C$	13.47	15-Feb-08	15-Feb-13	4.1	639,850	-
C$	12.08	31-Dec-07	31-Dec-10	2.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	3.1	535,250	245,083
C$	24.55	13-Feb-06	13-Feb-11	2.1	540,100	393,400
C$	19.70	14-Feb-05	14-Feb-10	1.1	455,867	455,867
C$	15.19	12-Feb-04	12-Feb-09	0.1	333,735	333,735
C$	13.53	10-Feb-03	10-Feb-13	4.1	315,334	315,334
C$	19.66	21-Feb-02	21-Feb-12	3.1	287,000	287,000
C$	7.80	22-Feb-01	22-Feb-11	2.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	1.2	57,701	57,701
	Total			2.6	3,326,839	2,235,122

December 31, 2007
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	12.08	31-Dec-07	31-Dec-10	3.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	4.1	552,750	-
C$	24.55	13-Feb-06	13-Feb-11	3.1	558,600	186,200
C$	19.70	14-Feb-05	14-Feb-10	2.1	478,700	316,033
C$	15.19	12-Feb-04	12-Feb-09	1.1	342,736	342,736
C$	13.53	10-Feb-03	10-Feb-13	5.1	319,334	319,334
C$	19.66	21-Feb-02	21-Feb-12	4.2	295,000	295,000
C$	7.80	22-Feb-01	22-Feb-11	3.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	2.2	78,701	78,701
	Total			3.2	2,772,823	1,685,006

December 31, 2006
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	24.55	13-Feb-06	13-Feb-11	4.1	603,850	-
C$	19.70	14-Feb-05	14-Feb-10	3.1	512,951	162,784
C$	15.19	12-Feb-04	12-Feb-09	2.1	365,737	224,237
C$	13.53	10-Feb-03	10-Feb-13	6.1	329,335	329,335
C$	19.66	21-Feb-02	21-Feb-12	5.2	306,000	306,000
C$	7.80	22-Feb-01	22-Feb-11	4.2	127,002	127,002
C$	4.30	24-Feb-00	14-Feb-10	3.2	100,001	100,001
	Total			4.0	2,344,876	1,249,359

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

At December 31, 2008, 2007 and 2006 the number of options exercisable were 2,235,122, 1,685,006 and 1,249,359, respectively, with weighted average prices of C$18.23, C$16.45 and C$14.81, respectively.

The Company determines the fair values of options granted using the Black-Scholes option pricing model. Per share fair value of options granted in February 2008 was C$2.88, May 2008 was C$2.43 and September 2008 was C$2.45. Fair value of options granted in February 2007 was C$5.34 and in December 2007 was C$2.38. Fair value of options granted in 2006 was C$6.88.

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

	2008		2007		2006

Stock option expense included in employee compensation expense	$2,172		$2,468		$2,515
Net income (loss), as reported	$(405,865)		$(18,526)		$123,309
Additional expense that would have been recorded if all outstanding stock options granted before January 1, 2003 had been expensed		-		-	68
Pro forma net income (loss)	$(405,865)		$(18,526)		$123,309
Basic earnings (loss) per share
As reported	$(7.35)		$(0.33)		$2.19
Pro forma	(7.35)		(0.33)		2.19
Diluted earnings (loss) per share
As reported	$(7.35)		$(0.33)		$2.17
Pro forma	(7.35)		(0.33)		2.17

Stock option expense above is charged to earnings and is included as a separate component of Shareholders’ Equity under the caption “Contributed Surplus”.

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Sep 2008	May 2008	Feb 2008	Dec 2007	Feb 2007	2006
Risk-free interest rate	2.91%	3.03%	3.22%	3.82%	4.11%	4.02%
Dividend yield	3.1%	3.1%	2.2%	2.5%	1.3%	1.02%
Volatility of the expected market price of the Company’s common shares	37.6%	35.8%	27.8%	28.8%	25.2%	31.4%
Expected option life (in years)	4.0	4.0	4.0	3.0	4.0	3.5

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

(b)
The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2008, 2007 and 2006 totaled $840,000, $885,000 and $727,000, respectively.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(c)	Effective May 2008, the Company has a deferred share unit (“DSU”) program that allows the Board of Directors to elect to receive director fees in the form of deferred share units rather than cash.

DSUs elected by or awarded to a director are credited to an account maintained for each director by the Company. The number of DSUs to be credited is determined by dividing the amount of the director’s remuneration to be deferred into DSUs on that date by the fair market value per share on that date.

A director who has terminated service may redeem the DSUs credited to the director’s account on or before December 15th in the year subsequent to the year the eligible director terminated service. The Company will make a lump sum cash payment (net of any applicable withholdings or deductions) equal to the number of DSUs credited to the director’s account as of the filing date of the notice of redemption of the DSUs multiplied by the fair market value per share.

The table below shows the deferred share units elected and the director’s remuneration deferred into DSUs during the year:

Deferred share units		2008
	Units	Amount
Balance, beginning of year	-	$-
Units awarded during the year	32,327	265
Units redeemed for cash payment	-	-

Balance, end of year	32,327	265

NOTE 14	PENSION BENEFITS:

The Company maintains separate defined contribution pension plans in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings subject to the maximum Registered Retirement Savings Plan (“RRSP”) deduction limit, withheld to contribute to the applicable plan. The RRSP deduction limit is the lesser of 18% of earned income for the preceding year or C$20,000, C$19,000 and C$18,000 for 2008, 2007 and 2006 respectively. The Company matches one half of the employee contribution amount, and its contributions vest immediately. In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings subject to an overall limitation of $15,500 in 2008, $15,500 in 2007 and $15,000 in 2006. The Company matches 50% of the employee contribution amount each payroll period up to 5%.

The contributions for the U.S. plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2008, 2007 and 2006 totaled $1,643,000, $1,389,000, and $1,581,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2008.

Prior to December 31, 1997, substantially all salaried employees of the Company’s subsidiary American Country were covered by a defined benefit pension plan sponsored by American Country. Effective December 31, 1997, upon resolution of its Board of Directors, the plan was frozen. The reported pension expense for American Country was $53,000, $25,000 and $104,000 in 2008, 2007, and 2006 respectively.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 15	UNDERWRITING POLICY AND REINSURANCE CEDED:

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

Underwriting risk:

Underwriting risk is the risk that the total cost of claims and acquisition expenses will exceed premiums received and can arise from numerous factors, including pricing risk, reserving risk, catastrophic risk, catastrophic loss risk and reinsurance coverage risk.

The Company’s underwriting objective is to develop business within a target market on a prudent and diversified basis and to achieve profitable underwriting results (i.e. a combined ratio between 95% and 100%)

Pricing risk:

Pricing risk arises when actual claims experience differs from the assumptions included in pricing calculations. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and price competition. The Company focuses on profitable underwriting using a combination of experienced underwriting staff, pricing models and price adequacy monitoring tools. The products are priced taking into account numerous factors including claims frequency and severity trends, product line expense ratios, special risk factors, the capital required to support the product line, and the investment income earned on that capital. The Company’s pricing is designed to ensure an appropriate return on capital while also providing long-term rate stability. These factors are reviewed and adjusted periodically to ensure they reflect the current environment.

Reinsurance risk:

The Company relies on reinsurance to manage the underwriting risk; however, reinsurance does not release the Company from its primary commitments to its policyholders. Therefore, the Company is exposed to the credit risk associated with the amounts ceded to reinsurers. The Company assesses the financial soundness of the reinsurers before signing any reinsurance treaties and monitors their situation on a regular basis. In addition, the Company has minimum rating requirements for its reinsurers. The Company tenders reinsurance requirements on a regular basis to ensure that the best price possible is obtained. The Company works with well established reinsurers that have expertise in their field as well as an understanding of the business. Management reviews reinsurance programs to manage cost efficiency and reduce the likelihood of coverage gaps.

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the Company’s net exposure to the following maximum amounts:

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Years ended December 31
	2008		2007		2006
Property claims
- Canadian operations	C$	1,000	C$	1,000	C$	1,000
- U.S. operations		$500		$500		$500
Casualty claims
- Canadian operations	C$	2,500	C$	2,500	C$	2,500
- U.S. operations		$1,000		$1,000		$1,000

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss other than catastrophe risks in Hawaii as follows:

Years ended December 31
	2008		2007		2006
Canada
- Retained loss	C$	5,000	C$	5,000	C$	5,000
- Maximum coverage	C$	120,000	C$	120,000	C$	145,000
United States
- Retained loss		$2,000		$5,000		$5,000
- Maximum coverage		$38,000		$35,000		$20,000

On October 31, 2005, the Company acquired Zephyr Insurance Inc. (“Zephyr”) in Hawaii. Zephyr is protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program Zephyr retains up to $7,500,000 in net losses subject to a maximum cover of $1,200,000,000.

The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Net premiums earned	$133,366	$139,188	$127,274
Claims incurred	51,984	31,007	39,256
Commissions and premium taxes	30,649	29,554	29,018

The amounts of assumed premiums written were $96,455,000, $80,225,000 and $86,211,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The amounts of assumed premiums earned were $89,686,000, $84,221,000 and $93,091,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 16	INCOME TAXES:

(a)            The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2008	2007	2006
Provision for taxes at Canadian statutory marginal income tax rate	$(119,219)	$(12,629)	$46,204
Valuation allowance	159,850	20,202	-
Non-taxable investment income	(1,075)	(742)	(372)
Foreign operations subject to different tax rates	14,865	(16,860)	(33,892)
Change in tax rates and other	18,953	5,879	3,037
Provision for income taxes for continuing operations	$73,374	$(4,150)	$14,977

(b) The components of future income tax balances are as follows:

	2008	2007
Future income tax assets:
Losses carried forward	$142,566	$105,222
Unpaid claims and unearned premiums	30,117	30,123
Securities	18,030	2,032
Share issue expenses	-	158
Profit commission accruals	8,914	2,131
Other	14,265	9,432
Valuation allowance	(180,550)	(20,700)
Future income tax assets	33,342	128,398
Future income tax liabilities:
Deferred policy acquisition costs	(5,716)	(5,104)
Securities	(1,095)	(3,958)
Guaranteed payments	(1,240)	(4,931)
Other	-	(339)
Future income tax liabilities	(8,051)	(14,332)
Net future income tax assets	$25,291	$114,066

(c) Amounts and expiration dates of the operating loss carry forwards as follows:

	Year of net	Expiration	Net operating
	operating loss	date	loss
U.S. operations:	1995	2010	$546
	1997	2012	1,284
	2000	2020	507
	2001	2021	14,936
	2002	2022	4,367
	2003	2023	213
	2004	2024	195
	2005	2025	282
	2006	2026	75,729
	2007	2027	184,529
	2008	2028	136,724

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(d)
The Company established valuation allowances of $180,550,000 and $20,700,000 for its gross future tax assets at December 31, 2008 and 2007, respectively. Based on the Company’s expectations of taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the gross future tax assets (Canadian operations - $18,332,000, U.S. operations - $6,959,000), with the exception of the aforementioned valuation allowance. The Company has, therefore established the valuation allowance at December 31, 2008 as a result of the potential inability to utilize a portion of its net operating losses in the U.S. that do not expire for up to 20 years. The uncertainty over the Company’s ability to utilize a portion of these losses over the short term has led to the Company recording valuation allowances.

NOTE 17	UNPAID CLAIMS:

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

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claims departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment, or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short tail claims such as property claims, tend to be more reasonably predictable than long tail claims, such as general liability and automobile accident benefit claims that are less predictable.

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

(b)              Provision for unpaid claims:

The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2008, 2007 and 2006 were as follows:

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

	2008	2007	2006
Unpaid claims - beginning of year - net	$2,089,411	$1,762,932	$1,662,551
Net unpaid claims of subsidiaries acquired (disposed)	(151,060)	65,332	-
Provision for claims occurring:
In the current year	1,114,759	1,256,767	1,170,484
In prior years	160,780	180,395	64,329
Claims paid during the year relating to:
The current year	(434,594)	(520,557)	(409,236)
The prior years	(855,559)	(801,887)	(745,286)
Currency translation adjustment	(172,119)	146,429	20,090
Unpaid claims - end of year - net	1,751,618	2,089,411	1,762,932
Reinsurers’ and other insurers’ share of unpaid claims	127,398	177,671	176,431
Unpaid claims - end of year	$1,879,016	$2,267,082	$1,939,363

The results for the years ended December 31, 2008, 2007 and 2006 were adversely affected by the evaluation of unpaid claims related to prior years. In 2006, 2007 and 2008 unfavourable development on unpaid claims came primarily from long-haul trucking claims in the U.S. and from allocated loss adjustment expenses on contractor property claims in the U.S.

Canadian Operations

The Canadian operations reported unfavourable reserve development of $14.1 million in the 2008 compared to favourable reserve development of $32.0 million in 2007. Non-standard automobile contributed $1.3 million of unfavourable development in 2008 compared to favourable reserve development of $14.3 million and $5.4 million in 2007 and 2006, respectively. Ontario non-standard automobile business contributed $4.2 million of the unfavourable development in 2008 and Alberta contributed $3.0 million of favourable reserve development compared to $10.1 million and $3.3 million of unfavourable development in 2007, respectively. Ontario motorcycle contributed $10.6 million of unfavourable reserve development in 2008 compared to $0.7 million in 2007.  The most recent accident years, primarily 2007, contributed to the majority of the unfavourable reserve development in Ontario automobile due to the escalation in claims costs.

                  U.S. Operations

The U.S. operations reported unfavourable reserve development of $146.7 million in 2008 compared to $212.4 million in 2007. The Company previously outsourced the claims settlement and case reserving process for the U.S. program business. Over the last few years a concerted effort has been made to bring most of these arrangements in-house and the Company has significantly increased the internal resources as part of this focused initiative. As part of these initiatives a comprehensive review of all claim reserves previously handled by third parties has been completed over the period. This review process identified several areas where based on the current information available the previous claims reserves were inadequate resulting in unfavourable development of the prior years’ claims reserves. Trucking business contributed $102.3 million of the prior years’ claims development in 2008, compared to $149.7 million in 2007 and $59.4 million in 2006. Property and liability business contributed $51.6 million of the prior years’ claims development in 2008, compared to $58.3 million in 2007 and $13.5 million in 2006. Allocated loss adjustment expenses on contractors’ claims in the property and liability segment contributed $70.3 million in prior years’ claims development in 2008 and $53.6 million in 2007 which was offset by favourable development on other property business.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(c)             Ranges of unpaid claims:

The Company’s policy is, to the extent that management’s estimates of gross reserve levels at our individual insurance subsidiaries are less than the actuarial central estimate recommended by their independent appointed actuary, those gross reserve levels will be increased to levels that are no less than the actuarial central estimates recommended by the independent appointed actuary. The ranges of provision for gross unpaid claims for our U.S. and Canadian operations estimated by our independent actuary and the actual carried provision for unpaid claims were as follows:

As of December 31, 2008	Low	High	Actuarial Central Estimate	Carried
U.S. Operations	$1,145,608	$1,329,774	$1,237,011	$1,246,138
Canadian Operations	572,488	700,071	632,835	632,878
Total	$1,718,096	$2,029,845	$1,869,846	$1,879,016
As of December 31, 2007	Low	High	Actuarial Central Estimate	Carried
U.S. Operations	$1,201,228	$1,490,712	$1,332,360	$1,342,990
Canadian Operations	813,030	1,039,611	921,607	924,092
Total	$2,014,258	$2,530,323	$2,253,967	$2,267,082

NOTE 18	ACQUISITIONS:

(a)              Robert Plan Corporation:

In 2006, the Company entered into an agreement with The Robert Plan Corporation (RPC) whereby the Company acquired the renewal rights of RPC’s assigned risk business. As part of these arrangements, RPC has been given the authority to market the assigned risk programs on behalf of the Company and the Company has assumed certain operating functions related to this business. The Company recognized an intangible asset of $20,600,000 relating to this acquisition and amortization of $1,030,000 was recorded in 2006 and $2,060,000 in 2007. In January 2007, the Company acquired additional renewal rights from RPC and recognized an additional $14,444,213 for the intangible asset; related amortization of $1,444,421 was recorded in 2007. Total amortization in 2008 relating to the above intangibles was $3,504,000. The Company determined that the intangible assets have a definite life and will amortize it to income on a straight line basis over their defined useful life of 10 years.

(b)              Mendota:

On April 1, 2007, the Company acquired 100% of the issued and outstanding shares of Mendota Insurance Company (“Mendota”) in a cash transaction for a total purchase price of approximately $51,100,000. The earnings of Mendota have been included in the consolidated statement of operations since that date. Mendota’s primary business is non-standard automobile insurance. This transaction included Mendota’s wholly-owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.

The Company recognized initial goodwill of $970,000 and intangible assets of $10,669,000 in 2007 related to this acquisition. During 2008 the final goodwill balance was determined to be $1,182,000. Of the total acquired intangible assets, $7,803,000 was assigned to insurance licenses, with an indefinite life and is not subject to amortization. The remaining intangible assets of $2,866,000, of which $1,101,000 was assigned to computer software, will be amortized on a straight line basis over its defined useful life of 5 years and $1,765,000 assigned to agent relationships will also be amortized over a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of Mendota.

April 1, 2007
Cash	$ 30,526
Investments	87,628
Accounts receivable	34,755
Other tangible assets	10,033
Other assets
Intangible asset - state insurance licenses	7,803
Intangible asset - agent relationships	1,765
Intangible asset - technology based	1,101
Goodwill	1,182
Total Assets	174,793
Insurance liabilities	120,770
Accounts payable	1,311
Other liabilities	1,600
Total liabilities	123,681
Purchase price	$ 51,112

NOTE 19	SEGMENTED INFORMATION:

The Company provides property and casualty insurance and other insurance related services in three reportable segments: Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. Segment information for the year 2008, 2007 and 2006 excludes discontinued operations.

The segmented information for December 31, 2008 is summarized as follows:

	Canada	United States	Corporate and other	Total
Gross premiums written	$449,069	$1,054,122	$-	$1,503,191
Net premiums earned	419,640	1,064,623	-	1,484,263
Investment income (loss)	47,788	82,027	487	130,302
Net realized gains (losses)	(106,372)	(74,010)	41,411	(138,971)
Interest expense	-	31,095	3,927	35,022
Amortization of capital assets	1,982	7,420	4,297	13,699
Amortization of intangible assets and goodwill impairment	-	67,076	687	67,763
Income tax expense (recovery)	(28,470)	98,884	2,960	73,374
Income (loss) from continuing operations	(79,758)	(398,064)	48,570	(429,252)
Capital assets	$47,823	$61,071	$4,481	$113,375
Goodwill and intangible assets	5,996	39,781	-	45,777
Total assets	1,082,936	2,215,929	44,576	3,343,441

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The segmented information for December 31, 2007 is summarized as follows:

	Canada	United States	Corporate and other	Total
Gross premiums written	$456,021	$1,392,697	$-	$1,848,718
Net premiums earned	411,525	1,302,481	-	1,714,006
Investment income (loss)	53,289	84,230	(1,380)	136,139
Net realized gains (losses)	26,182	26,014	(9)	52,187
Interest expense	-	30,262	8,605	38,867
Amortization of capital assets	1,913	5,598	4,586	12,097
Amortization of intangible assets and goodwill impairment	-	4,007	-	4,007
Income tax expense (recovery)	18,125	(36,443)	14,168	(4,150)
Income (loss) from continuing operations	78,600	(86,889)	(22,524)	(30,813)
Capital assets	$62,098	$62,184	$9,149	$133,431
Goodwill and intangible assets	9,272	107,502	-	116,774
Total assets	1,775,063	2,840,912	41,430	4,657,405

The segmented information for December 31, 2006 is summarized as follows:

	Canada	United States	Corporate and other	Total
Gross premiums written	$439,034	$1,341,984	$-	$1,781,018
Net premiums earned	397,941	1,204,053	-	1,601,994
Investment income (loss)	47,515	68,448	(603)	115,360
Net realized gains	15,908	12,743	-	28,651
Interest expense	-	23,086	7,161	30,247
Amortization of capital assets	1,160	3,332	1,625	6,117
Amortization of intangible assets and goodwill impairment	-	1,030	-	1,030
Income tax expense (recovery)	21,027	(15,410)	9,360	14,977
Income (loss) from continuing operations	58,657	62,721	(8,438)	112,940
Capital assets	$49,055	$55,915	$3,179	$108,149
Goodwill and intangible assets	7,887	82,963	-	90,850
Total assets	1,508,561	2,507,123	32,654	4,048,338

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2008	2007	2006
Business Line
Personal Lines:
Non-standard Auto	43%	33%	28%
Standard Auto	1%	0%	0%
Motorcycle	5%	4%	4%
Property (including Liability)	7%	6%	6%
Other Specialty Lines	2%	2%	1%
Total Personal Lines	58%	45%	39%
Commercial Lines:
Trucking	17%	22%	36%
Commercial Auto	14%	17%	15%
Property (including Liability)	7%	11%	7%
Other Specialty Lines	4%	5%	3%
Total Commercial Lines	42%	55%	61%
Total Gross Premiums Written	100%	100%	100%

	2008	2007	2006
Geographical Area
United States:
California	10%	15%	14%
Florida	10%	10%	9%
Illinois	8%	9%	10%
Texas	5%	5%	6%
New Jersey	2%	2%	3%
New York	8%	7%	5%
Hawaii	5%	4%	3%
Other	22%	23%	19%
Total United States	70%	75%	69%
Canada:
Ontario	17%	14%	20%
Alberta	3%	2%	4%
Québec	9%	7%	6%
Other	1%	2%	1%
Total Canada	30%	25%	31%
Total Gross Premiums Written	100%	100%	100%

NOTE 20	INDEBTEDNESS:

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

On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the above C$150 million 364 day revolving credit facility and contains similar terms, conditions and financial covenants, compliance with which is reported quarterly. During 2008 the Company repaid all outstanding amounts under this facility.  The amount outstanding under this facility at December 31, 2007 was $101,369,000 with an effective interest rate of 5.9%.

On December 21, 2007, the Company entered into a 365 day C$70 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175 million credit facility above. During 2008 the Company repaid all outstanding amounts under this facility.  The amount outstanding under this facility as at December 31, 2007 was $70,000,000 with an effective interest rate of 6.5%.

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

On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due in 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest payments were $9,375,000 for each of the last three years with an effective interest rate of 8.27%.

On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership, issued C$100 million of senior unsecured debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 of each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at its option. The debentures are unconditionally guaranteed by Kingsway Financial and Kingsway America, a wholly-owned subsidiary of Kingsway Financial.

(c)              Subordinated indebtedness:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $7,126,000, $8,896,000 for 2007 and $8,479,000 for 2006 with an effective weighted average interest rate of 9.85% for 2008.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(d)              Loans payable:

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015, of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million, 7.12% senior note due June 30, 2015 issued by an affiliate.

Kingsway America Inc., a U.S. subsidiary has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated Company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during the year was $4,881,000 and $4,881,000 for 2007 with an effective interest rate of 7.37% for 2008.

 (e)             Contractual obligations:

The table below provides a breakdown of contractual obligations as described above in items (a) - (d):

	2008	2007
Bank indebtedness	$-	$172,436
Senior unsecured debentures	185,203	220,080
Subordinated indebtedness	87,383	87,354
Loan payable	66,222	66,222
Total	$338,808	$546,092

Refer to Note 8 for a maturity schedule of these contractual obligations.

NOTE 21	VARIABLE INTEREST ENTITIES:

Variable interest entities include entities where the equity invested in the entity is considered insufficient to finance the entity’s activities. The Company has controlled entities which are variable interest entities and two such entities are not consolidated based on accounting standards as the Company is not considered to be the primary beneficiary. The Company accounts for its investment in these entities using the equity method and includes the investment in other assets on the Consolidated Balance Sheet. The Company’s share of earnings in these entities is included in net investment income in the Consolidated Statement of Operations. As the funds invested in this non-consolidated affiliated entity formed part of the C$74.1 million note referred to in Note 20(d), the effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million in the non-consolidated affiliated entity.

NOTE 22	COMMITMENTS AND CONTINGENT LIABILITIES:

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

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

(b)              Letters of credit:

On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility which was renewed on November 10, 2008 at a lower value of $300 million. The letter of credit facility is principally used to collateralize inter-Company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2008 the letter of credit facility utilization was $261.2 million (2007 - $270.9 million).

 (c)             Charitable donations:

In 2004 the Company agreed to make a gift contribution of C$3 million to the Trillium Health Centre Foundation to be payable in equal instalments over the period of six years beginning in 2005. This contribution is being used to operate the Kingsway Financial Spine Centre in Mississauga, Ontario and is expensed as paid.

(d)              Guarantees:

The Company provided a guarantee for the payment of principal and interest for a non-controlled affiliated entity which entered into a cross-currency swap transaction on July 14, 2005 in conjunction with the Kingsway Linked Return of Capital Trust transaction described in Note 20(d) whereby the affiliate swapped fixed Canadian dollar payments for fixed U.S. dollar payments. The guarantee extends until the swap agreement terminates on June 30, 2015.

(e)              Collateral pledged:

As at December 31, 2008, bonds and term deposits with an estimated fair value of $54.1 million (2007 - $48.1 million) were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2008, the amount of such pledged securities was $109.9 million (2007 - $39.1 million). Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls.

(f)               Collateral held:

In the normal course of business, the Company receives collateral on certain business transactions to reduce its exposure to credit risk. As at December 31, 2008, the amount of such pledged securities was $ 0.7 million (2007 - $0.2 million). The Company is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard collateral holding and are subject to the Company’s standard risk management controls.

(g)              Future minimum lease payments:

Future minimum annual lease payments under operating leases for premises/equipment for the next five years and thereafter are:

2009	$4,140
2010	3,740
2011	3,152
2012	2,855
2013	2,360
Thereafter	7,200

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 23	GOODWILL AND OTHER INTANGIBLE ASSETS:

 (a)             Goodwill:

Goodwill is assessed for impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount.

Any potential impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting segment exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting segment exceeds its fair value, a more detailed goodwill impairment assessment must be undertaken. A goodwill impairment charge is recognized to the extent that, at the reporting segment level, the carrying value of goodwill exceeds the implied fair value.

The Company determines the fair value using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future revenue, earnings, discount rates and terminal growth rates.

In 2008, the Company performed the annual goodwill impairment test and it was determined that the carrying amount of goodwill for the U.S. Reporting Segment exceeded its fair value. As a result, the Company recorded in operating income a non-cash goodwill impairment charge of $62,876,000 relating to this goodwill. The determination that the fair value of goodwill was less than its carrying value resulted from a decline in market multiples, both from an industry and Company perspective, and a reduction of fair value as determined using the discounted cash flow methodology, incorporating both current Company and market assumptions, which in combination resulted in the goodwill impairment.

The following table discloses the changes in goodwill over 2008 and 2007:

	2008	2007
Balance, beginning of year	$72,106	69,030
Acquisitions	-	1,562
Dispositions	(1,673)	-
Impairment	(62,876)	-
Effects of foreign exchange	(1,561)	1,514
Balance, end of year	5,996	72,106

 (b)             Intangibles:

The intangible assets with indefinite useful lives for 2008 were $10,053,000 (2007 - $10,053,000). The intangible assets with definite useful lives net of accumulated amortization for 2008 were $29,728,000 (2007 - $34,615,000). Amortization of intangible assets for 2008 was $4,887,000 (2007 - $4,007,000 and 2006 - $1,030,000). There is no write-down of intangible assets due to impairment for the years 2008, 2007 and 2006.

NOTE 24	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

The following table reconciles the consolidated net income and other comprehensive income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

2008		2007	2006
Net income (loss) based on Canadian GAAP	$(405,865)	$(18,526)	$123,309
Impact on net income of U.S. GAAP adjustments, net of tax:	-	-	-
Net income based on U.S. GAAP*	$(405,865)	$(18,526)	$123,309

	2008	2007	2006
Comprehensive income (loss) based on Canadian GAAP	$(468,858)	$42,657	$120,362
Change in unrealized gain on securities classified as available-for-sale	-	-	8,271
Less: related future income taxes	-	-	(1,194)
Other comprehensive income adjustments	-	-	9,465
Total comprehensive income (loss) based on U.S. GAAP	$(468,858)	$42,657	$129,827

*Basic earnings (loss) per share based on U.S. GAAP net income	$(7.35)	$(0.33)	$2.19
*Diluted earnings (loss) per share based on U.S. GAAP net income	$(7.35)	$(0.33)	$2.17

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2008	2007
Shareholders’ equity based on Canadian GAAP	$453,572	$940,801
Other comprehensive income	-	-
Cumulative net income impact:
Other	-	(821)
Shareholders’ equity based on U.S. GAAP	$453,572	$939,980

The consolidated statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below. Effective January 1, 2007, Canadian GAAP has conformed to U.S. GAAP relating to disclosures of other comprehensive income in the financial statements and accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. As a result, in the current year there are no reconciling items between Canadian and U.S. GAAP as reported by the Company for 2007. Total cumulative other comprehensive income amounted to $22,873,000 and $85,866,000 as at December 31, 2008 and 2007, respectively.

 (a)             Securities:

As described in Note 3, effective January 1, 2007, Canadian GAAP became substantially consistent with U.S. GAAP for the Company’s activities relating to the accounting for securities. Under the adoption of these new standards, the Company classified all its investment securities as available-for-sale except for derivative instruments which are classified as held-for-trading, all of which are measured at fair value consistent with U.S. GAAP. Prior to 2007, securities were classified as portfolio investments and were carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available-for-sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

 b)              Income taxes:

On January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of an uncertain  tax position taken or expected to be taken in a tax return.

FIN 48 uses a two step approach for evaluating tax positions:

•	a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized; and
•
the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement.  The difference between the benefit recognized for a position in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48, had no impact on the opening retained earnings under U.S. GAAP.  As of December 31, 2008, the Company had no unrecognized tax benefits.  The Company analyzed its tax positions in accordance with the provisions of FIN 48 and has determined that there are no uncertain tax positions.  It is difficult to project how unrecognized tax benefits will change over the next 12 months.  The Company operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.

c)               Future accounting pronouncements:

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The statement is intended to enhance the current disclosure framework in Statement 133, Accounting for Derivative Instruments and Hedging Activities. The requirements of this statement will be effective for the Company beginning January 1, 2009.

NOTE 25	COMPARATIVE FIGURES:

Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current year.

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

In 2004, Kingsway America Inc. (“KAI”) issued $125 million 7.5% senior notes due in 2014 through a private offering. These notes are redeemable at KAI’s option on or after February 1, 2009 and are fully and unconditionally guaranteed by the Company. On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (“K2007GP”) issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012, unconditionally guaranteed by Kingsway Financial Services Inc. (“KFSI”) and KAI, another wholly-owned subsidiary (each a “Guarantor”). The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity. Interest on the debentures is payable semi-annually in arrears in equal instalments on January 10 and July 10 each year beginning January 10, 2008. The following tables show condensed consolidating financial information for the Company as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$1,509,427	$(25,164)	$1,484,263
Investment related income (loss)	488	3,651	6,953	(27,263)	7,502	(8,669)
Management fees	97,848	19,829	-	-	(117,677)	-
	98,336	23,480	6,953	1,482,164	(135,339)	1,475,594
Expenses:
Claims incurred	-	-	-	1,238,245	(32,635)	1,205,610
Commissions and premium taxes	-	-	-	266,594	-	266,594
Other expenses	83,603	28,920	237	307,111	(95,625)	324,246
Interest expense	3,928	28,240	6,195	3,738	(7,079)	35,022
	87,531	57,160	6,432	1,815,688	(135,339)	1,831,472

Income (loss) before income taxes	10,805	(33,680)	521	(333,524)	-	(355,878)
Income taxes	2,960	(15,998)	177	86,235	-	73,374
Income (loss) from continuing operations	7,845	(17,682)	344	(419,759)	-	(429,252)

Income (loss) from discontinued operations	41,411	-	-	(18,024)	-	23,387
Equity in undistributed net income of subsidiaries	(455,121)	(310,395)	-	-	765,516	-
Net income	$(405,865)	$(328,077)	$344	$(437,783)	$765,516	$(405,865)

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2007	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$1,714,006	$-	$1,714,006
Investment related income	(1,390)	4,860	6,199	176,631	2,026	188,326
Management fees	83,553	13,512	-	-	(97,065)	-
	82,163	18,372	6,199	1,890,637	(95,039)	1,902,332
Expenses:
Claims incurred	-	-	-	1,606,693	(247,610)	1,359,083
Commissions and premium taxes	449	-	-	307,384	-	307,833
Other expenses	81,466	21,409	93	(24,027)	152,571	231,512
Interest expense	8,605	26,540	2,994	728	-	38,867
	90,520	47,949	3,087	1,890,778	(95,039)	1,937,295

Income (loss) before income taxes	(8,357)	(29,577)	3,112	(141)	-	(34,963)
Income taxes	14,168	10,398	1,058	(29,774)	-	(4,150)
Income (loss) from continuing operations	(22,525)	(39,975)	2,054	29,633		(30,813)

Income (loss) from discontinued operations	-	-	-	12,287		12,287
Equity in undistributed net income of subsidiaries	3,999	(108,273)	-	-	104,274	-
Net income	$(18,526)	$(148,248)	$2,054	$41,920	$104,474	$(18,526)

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2006	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$1,601,994	$-	$1,601,994
Investment related income	(603)	3,746	140,868	-	144,011
Management fees	70,439	13,464	-	(83,903)	-
	69,836	17,210	1,742,862	(83,903)	1,746,005
Expenses:
Claims incurred	-	-	1,146,156	(21,245)	1,124,911
Commissions and premium taxes	(391)	-	297,416	-	297,025
Other expenses	62,143	23,338	143,082	(62,658)	165,905
Interest expense	7,161	22,870	216	-	30,247
	68,913	46,208	1,586,870	(83,903)	1,618,088

Income (loss) before income taxes	923	(28,998)	155,992	-	127,917
Income taxes	9,360	(9,854)	15,471	-	14,977
Income (loss) from continuing operations	(8,437)	(19,144)	140,521		112,940

Income (loss) from discontinued operations			10,369		10,369

Equity in undistributed net income of subsidiaries	131,746	(13,543)	-	(118,203)	-
Net income	$123,309	$(32,687)	$150,890	$(118,203)	$123,309

Condensed Consolidating Balance Sheets
As at December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$409,577	$743,825	$-	$(1,470,854)	$317,452	-
Cash	21,335	5,603	543	78,175	-	105,656
Investments	-	-	-	2,449,194	(17,093)	2,432,101
Goodwill and other intangible assets	5,996	-	-	39,782	-	45,778
Other assets	21,447	80,769	113,520	2,484,402	(1,940,232)	759,906
	$458,355	$830,197	$114,062	$3,580,699	$(1,639,873)	$3,343,441
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$-	$170,175	$-	$-	$(103,953)	$66,222
Other liabilities	4,784	30,652	16,818	(36,642)	119,953	135,565
Unearned premiums	-	-	-	823,071	(286,591)	536,480
Unpaid claims	-	-	-	3,109,263	(1,230,247)	1,879,016
Senior unsecured debentures	-	125,000	93,464	(16,383)	(16,878)	185,203
Subordinated indebtedness	-	90,500	-	-	(3,117)	87,383
	4,784	416,327	110,282	3,879,309	(1,520,833)	2,889,869
Shareholders’ equity:
Share capital	322,344	459,133	10,667	1,880,918	(2,350,718)	322,344
Contributed surplus	9,791	-	-	-	-	9,791
Retained earnings	98,563	(45,263)	2,397	(2,211,705)	2,254,571	98,564
Accumulated other comprehensive income	22,873	-	(9,284)	32,177	(22,893)	22,873
	453,571	413,870	3,781	(298,610)	(119,040)	453,572
	$458,355	$830,197	$114,062	$3,580,699	$(1,639,873)	$3,343,441

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheets
As at December 31, 2007	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$964,286	$682,266	$-	$(150,463)	$(1,496,089)	-
Cash	13,716	6,960	566	140,393	-	161,635
Investments	-	-	-	3,348,216	-	3,348,216
Goodwill and other intangible assets	-	-	-	116,774	-	116,774
Other assets	34,042	16,302	113,217	3,181,277	(2,314,058)	1,030,780
	$1,012,044	$705,528	$113,783	$6,636,197	$(3,810,147)	$4,657,405
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$42,369	$170,175	$-	$130,068	$(103,954)	$238,658
Other liabilities	7,797	25,184	6,607	339,938	(234,586)	144,940
Unearned premiums	-	-	-	1,220,813	(462,323)	758,490
Unpaid claims	-	-	-	3,810,139	(1,543,057)	2,267,082
Senior unsecured debentures	21,077	125,000	94,429	(20,426)	-	220,080
Subordinated indebtedness	-	90,500	-	-	(3,146)	87,354
	71,243	410,859	101,036	5,480,532	(2,347,066)	3,716,604
Shareholders’ equity:
Share capital	326,151	342,450	10,667	1,773,287	(2,126,404)	326,151
Contributed surplus	7,619	-	-	-	-	7,619
Retained earnings	521,165	(47,781)	2,053	(713,618)	759,346	521,165
Accumulated other comprehensive income	85,866	-	27	95,996	(96,023)	85,866
	940,801	294,669	12,747	1,155,665	(1,463,081)	940,801
	$1,012,044	$705,528	$113,783	$6,636,197	$(3,810,147)	$4,657,405

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$(405,865)	$(328,077)	$344	$(437,783)	$765,516	$(405,865)
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	455,121	310,395	-	-	(765,516)	-
Other	(86,731)	(34,485)	(599)	(73,098)	138,308	(56,605)
	(37,475)	(52,167)	(255)	(510,881)	138,308	(462,470)
Financing Activities:
Increase in share capital, net	89	116,683	-	-	(116,683)	89
Repurchase of common shares for cancellation	(5,172)	-	-	-	-	(5,172)
Common share dividend	(15,460)	-	-	-	-	(15,460)
Increase/(decrease) in bank indebtedness	(60,793)	(330)	232	(175,175)	60,891	(175,175)
Increase in senior unsecured indebtedness	-	-	-	(17,517)	-	(17,517
Increase in subordinated indebtedness	-	-	-	-	-	-
	(81,336)	116,353	232	(192,692)	(55,792)	(213,235)
Investing Activities:
Purchase of investments	(1,625)	-	-	(2,978,558)	-	(2,980,183)
Proceeds from sale of investments	1,553	-	-	3,540,130	-	3,541,683
Proceeds from sale of discontinued operations	44,067	-	-	-	-	44,067
Acquisitions	82,516	-	-	(212)	(82,516)	(212)
Other	(81)	(65,543)	-	79,995	-	14,371
	126,430	(65,543)	-	641,355	(82,516)	619,726
Increase (decrease) in cash during the year	7,619	(1,357)	(23)	(62,218)	-	(55,979)
Cash, beginning of year	13,716	6,960	566	140,393	-	161,635
Cash, end of year	$21,335	$5,603	$543	$78,175	$-	$105,656

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2007	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$(18,526)	$(148,248)	$2,053	$66,841	$79,354	$(18,526)
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(3,999)	108,273	-	-	(104,274)	-
Other	(44,365)	38,807	(106,583)	197,753	-	85,612
	(66,890)	(1,168)	(104,530)	264,594	(24,920)	67,086
Financing Activities:
Increase in share capital, net	1,082	150,059	10,667	-	(160,726)	1,082
Repurchase of common shares for cancellation	(8,129)	-	-	-	-	(8,129)
Common share dividend	(15,710)	-	-	-	-	(15,710)
Increase/(decrease) in bank indebtedness	-	103,953	-	-	(103,953)	-
Increase in senior unsecured indebtedness	-	-	94,429	111,776	(94,429)	111,776
Increase in subordinated indebtedness	-	-	-	17,274	-	17,274
	(22,757)	254,012	105,096	129,050	(359,108)	106,293
Investing Activities:
Purchase of investments	(19,922)	-	-	(4,115,535)	-	(4,135,457)
Proceeds from sale of investments	20,021	-	-	4,054,146	-	4,074,167
Acquisitions	109,179	(51,113)	-	6,392	(109,179)	(44,721)
Other	(9,390)	(197,975)	-	(321,281)	493,207	(35,439)
	99,888	(249,088)	-	(376,278)	384,028	(141,450)
Increase (decrease) in cash during the year	10,241	3,756	566	17,366	-	31,929
Cash, beginning of year	3,475	3,204	-	123,027	-	129,706
Cash, end of year	$13,716	$6,960	$566	$140,393	$-	$161,635

KINGSWAY FINANCIAL SERVICES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2006	KFSI	KAI	Other subsidiaries	Consolidation adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income	$123,309	$(32,687)	$150,891	$(118,204)	$123,309
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed earnings in subsidiaries	(131,747)	13,543	-	118,204	-
Other	6,593	(4,503)	41,829	-	43,919
	(1,845)	(23,647)	192,720	-	167,228
Financing Activities:
Increase in share capital, net	3,005	35,000	-	(35,000)	3,005
Repurchase of common shares for cancellation	(16,246)	-	-	-	(16,246)
Common share dividend	(12,988)	-	-	-	(12,988)
Increase/(decrease) in bank indebtedness	21,891	-	18,954	-	40,845
Increase in senior unsecured indebtedness	-	-	-	-	-
Increase in subordinated indebtedness	-	-	-	-	-
	(4,338)	35,000	18,954	(35,000)	14,616
Investing Activities:
Purchase of investments	(307)	-	(3,279,678))	-	(3,279,985)
Proceeds from sale of investments	406	2,983	3,160,826	-	3,164,215
Acquisitions	7,023	(943)	(21,472))	(7,023)	(22,415)
Other	(295)	(19,786)	(46,929))	42,023	(24,987)
	6,827	(17,746)	(187,253))	35,000	(163,172)
Increase (decrease) in cash during the year	644	(6,393)	24,421	-	18,672
Cash, beginning of year	2,831	9,597	98,606	-	111,034
Cash, end of year	$3,475	$3,204	$123,027	$-	$129,706

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTENTS
82	Non-GAAP Measures
83	Reporting Currency
83	Corporate Overview
85	Revenues
90	Investment Securities and Investment Income
95	Provision for Unpaid Claims
104	Reinsurance
106	Results of Continuing Operations
110	Financial Condition
116	Legal Proceedings
116	Employees
116	Quarterly Results
117	Controls and Accounting Policies
120	Risk Factors
130	Outlook

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The commentary is current as of March 17, 2009. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Note 24 of the consolidated financial statements provides a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway Financial Services Inc. ("Kingsway" or “The Company”) is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC's") website at www.sec.gov, each of which can also be accessed from our website www.kingsway-financial.com. This annual report, including the following discussion, contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of several factors, including those set forth under the section entitled "Risk Factors" and discussed elsewhere in the annual report.

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

The Company sold Canadian subsidiary York Fire and Casualty Insurance Company (“York Fire”) for a gain at the end of the third quarter, and York Fire accordingly is accounted for as a discontinued operation, with previous year amounts updated for comparative purposes, where appropriate.

NON-GAAP MEASURES

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance organizations, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The loss ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. The Company includes all corporate overhead in the calculation of its expense ratio and combined ratio, a policy that may vary from the policies of other insurance companies.

The Company also uses securities portfolio per share information that is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares.

The Company uses operating earnings information that is calculated as net income from continuing operations excluding after-tax net realized gains and losses on securities. A reconciliation of net income from continuing operations to operating earnings is presented in Table 1. We believe operating earnings excluding after-tax realized gains or losses is a better reflection, compared with net income from continuing operations, of our on-going earnings capacity as the timing and quantity of realized gains can vary widely from year to year but is not indicative of performance.

REPORTING CURRENCY

As the majority of the Company’s operations are in the United States or are conducted in U.S. dollars, effective December 31, 2005 the Company has prepared its financial statements and its Management’s Discussion and Analysis in U.S. dollars in order to provide more meaningful information to their users. The Company’s functional currencies, however, will remain Canadian dollars for Canadian and head office operations and U.S. dollars for U.S. operations. To effect this conversion, figures contained in this report have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and share capital has been translated using the rates of exchange in effect as of the dates of various capital transactions. Foreign exchange differences arising from the translations as described above are included in shareholders’ equity under the caption “Accumulated Other Comprehensive Income”. All relevant financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars.

TABLE 1   Reconciliation of net income from continuing operations to net operating income
(In millions of dollars)

	2008	2007	2006
Net income (loss) from continuing operations, as reported	$(429.3)	$(30.8)	$112.9
Net realized gains (losses) before taxes, as reported	(139.0)	52.2	28.7
Less tax effect on net realized gains (losses)	(31.0)	11.3	5.5
Net realized gains (losses) after tax	(108.0)	40.9	23.2

Net operating income (loss)	$(321.3)	$(71.7)	$89.7

CORPORATE OVERVIEW

Kingsway provides innovative insurance solutions to manage specialty risks for individuals and businesses in the United States and Canada.  Our primary business is the insuring of drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors.  For the year ended December 31, 2008, this “non-standard automobile insurance” accounted for 43% of our gross premiums written.  We are the leading provider of non-standard insurance in Canada, and have a prominent position in several U.S. markets, notably Illinois and Florida.

Other products in the current Kingsway portfolio include trucking insurance (17% of gross premiums written in 2008), commercial automobile insurance (14%), commercial and personal property coverages (14%), standard automobile insurance (1%), motorcycle insurance (5%) and other specialty lines (6%).

For the 2008 fiscal year, business written in the United States represented 70% of gross premiums written; business from Canada represented 30%.

Kingsway Financial Services Inc. is the holding company for all of our subsidiaries.  At the beginning of 2008, we were operating through the following subsidiaries:

In the U.S.: American Country Insurance Company (“American Country”); American Service Insurance Company, Inc. (“American Service”); Lincoln General Insurance Company (“Lincoln”); U.S. Security Insurance Company (“U.S. Security”); Mendota Insurance Company (“Mendota”) and Mendakota Insurance Company; Southern United Fire Insurance Company (“Southern United”); Universal Casualty Company; Zephyr Insurance Company, Inc (“Zephyr”).  Kingsway America Inc. is the holding company for all of our U.S. operating insurance subsidiaries.

In Canada:  Kingsway General Insurance Company; York Fire & Casualty Insurance Company (“York Fire”) (sold in 2008); Jevco Insurance Company.

We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados and two wholly owned insurance agencies in the U.S.:  Avalon Risk Management, Inc. and the Northeast Alliance Insurance Agency, L.L.C. (formerly known as RPC Insurance Agency, L.L.C.

A Company in Transition

Kingsway’s strategy of growth through acquisition brought us broad product expertise, multiple distribution channels and strong regional knowledge and relationships.  The changing market in 2008 underscored the fact that this strategy also created a highly complex organization that lacked the flexibility to stay competitive in uncertain business conditions.  We recognized that while our decentralized operating structure ensured we were optimizing local knowledge, we were missing opportunities to leverage our scale and fully benefit from pockets of excellence across the Company.

In 2008, we began to consolidate, divesting York Fire, integrating American Country into American Service and integrating Southern United Fire into U.S. Security.

The consolidation is accelerating in 2009, as we move toward a streamlined structure that delivers operational efficiencies while maintaining geographic focus. The new structure will consist of the following::

•	one Commercial Lines operating unit in the United States;
•	one Personal Lines operating unit in the United States; and
•	one operating unit in Canada.

The management team of each unit has begun a process of evaluating the profitability of every line of business and identifying strategic opportunities that arise through the consolidation.  The focus for 2009 will be on exiting non-core and unprofitable lines of business, determining which products and distribution channels will best position the Company for future growth, and getting the cost base aligned with revenue levels.

To reduce duplication, services such as Finance, Human Resources and Information Technology that support these operating units will be shared across each country (U.S. and Canada).   In parallel with this restructuring, we are working to:

•	reduce claims cost through disciplined management, automation and consistent processes;
•	use technology more efficiently and effectively to meet the needs of our business partners and support business unit strategies - while controlling IT costs; and
•	get the optimal staffing model in place.

A small head office will establish the overall corporate strategic framework and provide strong and flexible capital structures to support each unit’s business strategy.  Head office will take the lead on identifying best practices or “centres of excellence” within the Company that can be leveraged across businesses.  The operating units will be accountable to:

•	accurately price, adequately reserve and consistently deliver superior financial results;
•	leverage brands, knowledge and technical expertise to effectively respond to customers’ needs;
•	continually seek out market opportunities with adequate revenue and acceptable spread of risks that produce superior underwriting profits;
•	engage in open and candid communication with stakeholders including policyholders, independent agents and brokers; and
•	challenge, motivate and provide opportunities for employees to drive operational excellence in a supportive work environment.

This “transformation” work will continue over the next 18-24 months, using disciplined, professional management processes overseen by a Program Management Office that understands both the urgent need for rapid change and the necessity of executing well. The objective is to make Kingsway financially stable and profitable and restore shareholder value. The new Kingsway will be focused, flexible and competitive, and able to scale easily in response to market changes and opportunities.

REVENUES

Premium Income and Competitive Factors
Revenues reported in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized gains. Total 2008 revenue was $1.5 billion, a decrease of 19% over the $1.8 billion from 2007 which was a 4% increase over 2006.

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

We compete in both Canada and the United States with numerous smaller insurance companies in regional markets. Many of our larger competitors have greater financial and other resources than we do, more favourable A.M. Best ratings and offer more diversified insurance coverages. In the fragmented non-standard automobile markets in the United States, however, many of our competitors are small companies with limited capital resources who have traditionally relied upon the support of reinsurers to supplement their capital.

Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters typically operate in standard lines of personal automobile and property insurance where they have certain competitive advantages over agency underwriters. These advantages include increased name recognition obtained through extensive media advertising, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, reduced policy acquisition costs and increased customer retention.

Our niche markets attract competition from time to time from new entrants. In some cases, these entrants may, because of inexperience, desire for growth or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition or “soft” market conditions.

We believe that our ability to compete successfully in our industry will be based on our:

•	ability to identify specialty markets that are more likely to produce an underwriting profit;
•	disciplined underwriting approach;
•	diversified products and geographic platforms;
•	prudent claims management;
•	approach to reserving for unpaid claims;
•	cost containment and the economics of shared support functions; and
•	services and competitive commissions we provide to our independent agents and brokers.

Any new, proposed or potential legislative or industry developments could increase competition in our markets or reduce our ability to price risks appropriately. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates that are below what we believe are acceptable levels. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums that we consider to be inadequate. In such instances, our premium volumes may decrease. Underwriting profitability is primarily dependent on the claims amounts incurred on the policies sold in relation to net premiums earned. At the time premium levels are established, the claims amounts to be incurred on the policies sold are unknown and the process for estimating claims is inherently uncertain and imprecise.

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

We market and distribute our automobile insurance products through a network of independent agents in the United States and a network of independent brokers across Canada. We maintain an “open market” approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that used by many automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents and brokers. We continually strive to provide excellent service in the local markets in which we operate, and to communicate with them through a variety of channels as we look for opportunities to increase efficiency and reduce operating costs.

Our independent agents and brokers generally have the authority to bind policies on our behalf with respect to specified insurance coverages within our prescribed underwriting guidelines. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, we do not delegate authority to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments with our independent agents, program managers or brokers.

In 2008, we experienced a decrease of 2% and 24% in gross premiums written in our Canadian operations and our U.S. operations respectively. Our personal lines business accounted for 58% of our gross premiums written for the year ended December 31, 2008 and 42% were generated from our commercial lines.

Table 2 and Table 3 set forth our gross premiums written by line of business and by geographic region respectively, for the periods indicated.

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage where our insured is responsible for an automobile accident, for the payment for injuries and property damage to third parties. Accident benefit policies or personal injury protection policies provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile accident benefit or personal injury insurance.

Non-Standard Automobile
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

In the United States and Canada, automobile insurers are generally required to participate in various involuntary residual market pools and assigned risk plans that provide automobile insurance coverage to individuals or other entities who are unable to purchase such coverage in the voluntary market. For example, in Ontario and Alberta every insurer is required to be a member of those provinces’ Facility Associations, entities that were created to ensure the availability of automobile insurance to every motorist. Each Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In January 2007, we completed the acquisition of the assigned risk business of The Robert Plan Corporation and established an agency called Northeast Alliance Insurance Agency L.L.C. (“Northeast”) (formerly known as RPC Insurance Agency L.L.C.) to operate this business. In states where non-standard automobile risks are assigned to standard automobile insurance companies, Northeast offers to assume these assigned risks from the standard insurer, underwritten by one of our other subsidiaries, for a pre-agreed buy-out fee. During soft markets, the assigned risk business tends to shrink as standard insurers are more willing to retain the assigned risk business. As a result, the assigned risk pool in 2007 and 2008 was lower than in recent years but is expected to increase as the market hardens.

In Canada, we are the largest writer of non-standard automobile insurance and operate primarily in Ontario, Quebec and Alberta, with Ontario being our largest market in 2008. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability coverage and accident benefit insurance.

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

In early 2007 we acquired Mendota, which is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 20 states through a network of approximately 6,000 independent agency locations.

In the year ended December 31, 2008, gross premiums written from non-standard automobile insurance increased 4% to $643.6 million.  Non-standard automobile insurance accounted for 43% and 33% of our gross premiums written for the years ended December 31, 2008 and 2007, respectively. The small increase in gross premiums written is primarily due to the inclusion of a full year of Mendota business in 2008 compared to only nine months in 2007.

Trucking
We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States, as many of our insured trucks travel throughout both countries. In Canada, we may offer policies with limits of liability of up to C$10 million. We then purchase reinsurance to limit our exposure for any one risk or occurrence to C$2.5 million. In the United States we do not offer primary liability policies for trucking liability in excess of $1.0 million per risk. In both Canada and the U.S., we target smaller fleets and owner/operators where competition is generally lower than for large fleets and where pricing is generally more rational. We distribute our policies through independent agents in the U.S. and through independent brokers in Canada.

Lincoln has been the group’s primary source of trucking business in the U.S. The review of strategic initiatives at Lincoln will significantly reduce the volume of trucking business written in the U.S. going forward.

TABLE 2   Gross premiums written by line of business
For the year ended December 31 (in millions of dollars, except for percentages)

	2008		2007
Non-Standard Automobile	$643.6	42.8%	$617.0	33.4%
Standard Automobile	11.9	0.8	7.0	0.4
Motorcycle	78.9	5.2	81.0	4.4
Property (including liability)	110.5	7.4	106.0	5.7
Other Specialty Lines	26.3	1.8	25.2	1.4
Total Personal	$871.2	58.0%	$836.2	45.3%

Trucking	$255.8	17.0%	$416.5	22.5%
Commercial Automobile	213.2	14.2	316.2	17.1
Property (including liability)	102.7	6.8	196.8	10.6
Other Specialty Lines	60.3	4.0	83.0	4.5
Total Commercial	$632.0	42.0%	$1,012.5	54.7%
Total Gross Premiums Written	$1,503.2	100.0%	$1,848.7	100.0%

TABLE 3   Gross premiums written by state and province
For the year ended December 31 (in millions of dollars, except for percentages)

	2008		2007
California	$150.0	10.0%	$272.8	14.7%
Florida	143.9	9.6	188.6	10.2
Illinois	122.8	8.2	166.4	9.0
New York	116.2	7.7	129.7	7.0
Texas	77.9	5.2	99.8	5.4
Hawaii	74.2	4.9	74.1	4.0
New Jersey	24.6	1.6	43.9	2.4
Other	344.5	22.9	417.4	22.6
Total United States	$1,054.1	70.1%	$1,392.7	75.3%

Ontario	$250.7	16.7%	$255.4	13.8%
Quebec	130.0	8.7	122.3	6.6
Alberta	40.8	2.7	39.8	2.2
Other	27.6	1.8	38.5	2.1
Total Canada	$449.1	29.9%	$456.0	24.7%
Total	$1,503.2	100.0%	$1,848.7	100.0%

In the year ended December 31, 2008, gross premiums written from trucking insurance declined 39% to $255.8 million. This decline is primarily the result of a 55% reduction in trucking business written at Lincoln though the elimination of unprofitable programs and the loss of business resulting from A.M. Best rating downgrades. Also contributing to the lower trucking insurance premiums was the impact of continuing soft market conditions in Canada and the U.S. and the continued reduction in cross-border activities in a slowing North American economy. Trucking insurance accounted for 17% and 22% of our gross premiums written for the years ended December 31, 2008 and 2007, respectively.

Commercial Automobile
Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. In the year ended December 31, 2008, gross premiums written from commercial automobile decreased by 33% to $213.2 million compared to $316.2 million in 2007. This decrease is primarily attributable to the elimination of unprofitable programs and the loss of business resulting from A.M. Best rating downgrades at Lincoln.

Standard Automobile
Standard automobile insurance provides coverage for standard risk drivers of private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market for comparable coverages. The frequency and severity of accidents and other loss events, however, are also typically lower. Our standard automobile business is written in Ontario and Alberta. In the year ended December 31, 2008, gross premiums written from standard automobile increased by 70% to $11.9 million compared to $7.0 million in 2007 with the increase coming from the Company’s Canadian operations. York Fire, which was our primary source of standard lines insurance premiums, was sold during 2008 and is, therefore, treated as a discontinued operation and excluded from current year and prior year premium figures.

Motorcycle
Motorcycle insurance consists primarily of liability, physical damage and personal injury insurance coverages. In Canada, we write motorcycle insurance in the provinces of Ontario, Alberta and Quebec and are the leading writer of motorcycle insurance, with over 30% of the total Canadian market. We also write a small amount of motorcycle insurance in the United States. In the year ended December 31, 2008, gross premiums written from motorcycle insurance decreased by 3% to $78.9 million compared to $81.0 million in 2007.

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

During 2008, we terminated the program through which liability insurance for artisan contractors was underwritten. Subject to all insurance policy terms and conditions, artisan contractors insurance may provide limited coverage and/or a duty to defend construction defect claims in the State of California. Loss adjustment expenses represent a higher proportion of the total claims expense on this business as compared to other exposures we write. Construction defect claims may be filed for a significant period of time from the date of the occurrence giving rise to the loss claimed, as prescribed by California law. In the year ended December 31, 2008, gross premiums written from the artisan contractors liability program were $22.5 million compared to $67.2 million in 2007. We provide coverage on a limited named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies.

In late 2005, we acquired Zephyr, a provider of residential wind insurance coverage in the state of Hawaii. Zephyr’s operating niche complements our core strategy of providing products and services to specific, defined segments of the insurance marketplace. Zephyr is protected by a reinsurance program further described in the reinsurance section of Management’s Discussion and Analysis.

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

INVESTMENT SECURITIES AND INVESTMENT INCOME

Overview and Strategy
Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our securities portfolio to support the liabilities of our insurance operations and to generate investment returns. We invest predominantly in corporate and government bonds with relatively short durations. We have also invested in preferred and common equities and other interest-bearing instruments, and we consider our financed premium receivables to be a part of our securities portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control. Virtually all of our securities are managed by third party investment management firms and their performance is actively monitored by management and the Investment Committee of the Board of Directors.

Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed income securities, we generally purchase securities with the expectation of holding them to their maturities.

In accordance with the preservation of capital as a key component of the investment guidelines, the Company undertook the strategy in early 2009 of liquidating the entire common share equity portfolio with the objectives of reducing the volatility of the balance sheet and protection of the Company’s capital.

Our securities portfolio has very little exposure to the U.S. sub-prime residential mortgage market. As at December 31, 2008, this exposure was limited to approximately $2.1 million in home equity loan asset backed securities with an unrealized loss of approximately $0.6 million. As at December 31, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to asset backed commercial paper.

Portfolio Composition
At December 31, 2008, we held cash and securities (including financed premiums) with a fair value of $2.54 billion and an amortized cost of $2.50 billion, resulting in net unrealized gains of $35.0 million. As at December 31, 2008, we held a securities portfolio comprised primarily of fixed income securities with a relatively small allocation to common and preferred equity securities. As described above, the Company elected in early 2009 to eliminate its exposure to common shares. Insurance subsidiaries’ securities must comply with applicable regulations that prescribe the type, quality and concentration of securities. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated securities, and our Canadian operations primarily invest in Canadian dollar denominated securities to mitigate their exposure to currency rate fluctuations.

Table 4 summarizes the fair value of the securities portfolio, including cash and cash equivalents and financed premiums, at the dates indicated.

TABLE 4   Fair value of securities portfolio
As at December 31 (in millions of dollars)
	2008	2007
Type of security
Term deposits	$188.0	$394.6
Government bonds	225.2	372.3
Corporate debt securities	1,685.7	2,047.7
Subtotal	$2,098.9	$2,814.6
Common shares	$268.0	$434.7
Preferred shares	3.6	7.1
Financed premiums	61.6	91.9
Cash and cash equivalents	105.7	161.6
Total	$2,537.8	$3,509.9

The fair value of equity securities represented 11% of the securities portfolio at December 31, 2008, compared with 12% at December 31, 2007.

TABLE 5   Investment results before the effect of income taxes
For the year ended December 31 (in millions of dollars)
	2008	2007
Average securities at cost	$2,813.4	$3,072.2
Investment income after expenses	$130.3	$136.1
Percent earned on average investments (annualized)	4.6%	4.4%
Net realized gains (losses)	$(139.0)	$52.2
Total investment income	$(8.7)	$188.3
Total realized yield	(0.3)%	6.1%
Change in unrealized investment gains	$(0.4)	$(8.1)
Total return yield	(0.3)%	5.9%

Investment results before the effect of income taxes are reflected in Table 5.

Investment income, excluding net realized gains, decreased by 4% to $130.3 million in 2008, compared to $136.1 million in 2007.  The decrease is primarily due to lower short-term yields in Canada and the U.S. and a reduction in the size of the portfolio as a result of the repayment of the Company’s bank debt and the sale of York Fire during 2008. The percentages earned on average securities shown in Table 5 compare with 4.9% for the Barclays (formerly Lehman Brothers) U.S. Aggregate Intermediate Bond Index, 6.4% for the DEX Universe Bond Index, (37.0)% for the S&P 500 Index and (33.0)% for the S&P/TSX Index for the twelve months ended Dec 31, 2008.

The Company incurred net realized losses in 2008 of $139.0 million compared to net realized gains of $52.2 million in 2007. The net realized losses in 2008 include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest of this portfolio in early 2009. The challenging fixed income and equity markets which began in the third quarter of 2007 have continued throughout 2008 resulting in the write-down of $134.3 million of securities in 2008 compared to $18.6 million in 2007. The write-downs include the impact on the portfolio of the declaration of bankruptcy by Lehman Brothers which increased the net realized losses by $13.7 million in 2008. The net realized gain in 2007 included a $5.4 million gain on the sale of the Company’s former head office building and a gain of $17.7 million on a major equity holding in the Canadian portfolio which was the subject of a completed takeover.

Liquidity and Cash Flow Risk

TABLE 6   Fair value by contractual maturity date
As at December 31 (in millions of dollars)
	2008		2007
Due in less than one year	$405.6	19.3%	$714.3	25.4%
Due in one through five years	986.3	47.0	1,242.7	44.1
Due after five through ten years	524.5	25.0	720.5	25.6
Due after ten years	182.5	8.7	137.1	4.9
Total	$2,098.9	100.0%	$2,814.6	100.0%

Table 6 summarizes the fair value by contractual maturities of the fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated.

At December 31, 2008, 66% of the fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds had contractual maturities of five years or less compared to 70% as at December 31, 2007. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The Company holds cash and high grade short-term assets which, along with fixed income security maturities, management believes are sufficient for the payment of claims on a timely basis. In the event that additional cash is required to meet obligations to our policyholders, we believe that the high quality, liquid securities portfolio provides us with sufficient liquidity.

TABLE 7   Fair value of the securities portfolio and cash flow from operations
As at December 31 (in millions of dollars)

		Securities	Cash Flow
	Securities	Portfolio	Generated
	Portfolio	Per Share	from
	at Fair Value	Outstanding	Operations
	(in millions)	(in dollars)	(in millions)
1999	$457	$13.43	$23
2000	522	15.32	62
2001	775	15.92	134
2002	1,346	27.59	382
2003	2,124	38.04	471
2004	2,644	47.04	392
2005	2,933	51.93	274
2006	3,085	55.21	167
2007	3,510	63.22	67
2008	2,538	46.08	(462)

Market Risk
Market risk is the risk that we will incur losses due to adverse changes in interest or currency exchange rates and equity prices. Our primary market risk exposures are to changes in interest rates and equity prices. We have a smaller exposure to changes in the U.S dollar to Canadian dollar exchange rate.

Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. During periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

The Company is exposed to changes in the value of equity securities as a result of market conditions. This is the risk of  loss due to adverse movement in equity prices and is comprised of two key components i.e general equity risk, which refers to fluctuations in value of the equity securities due to changes in general economic or stock market conditions and specific equity risk which refers to equity price volatility that is determined by entity specific characteristics ..

Fluctuations in values of equities affect the carrying value of these securities and the level and timing of recognition of gains and losses on securities held, causing changes in realized and unrealized gains and losses. The Company elected in early 2009 to liquidate the entire common share equity portfolio in order to reduce balance sheet volatility and protect the Company’s capital.

For a more detailed analysis and quantification of market risk, see the Market Risk section of note 8 of the financial statements.

We do not, at this time, hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated securities, and our Canadian operations in Canadian dollar denominated securities.

With respect to the C$100 million debt obligation due on July 11, 2012 with fixed semi-annual C$3 million interest payments, Kingsway 2007 General Partnership has entered into a cross-currency swap transaction with The Bank of Nova Scotia to swap U.S. dollar cash flows into Canadian dollar cash flows. This swap provides the Company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the interest payments and principal repayment of the senior debenture offering. The swap agreement has an annual early termination date that can be exercised by either party.

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

Table 8 summarizes the composition of the fair value of the fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service, using the higher of these ratings for any security where there is a split rating. The fixed income securities portfolio consists of predominantly very high quality securities in corporate and government bonds with greater than 95% rated ‘A’ or better. The ‘not rated’ category consists primarily of investments in money market instruments.

TABLE 8   Credit ratings of fixed income securities portfolio
As at December 31
	2008	2007
Rating
AAA/Aaa	54.7%	53.9%
AA/Aa2	16.3	23.5
A/A2	24.1	16.7
Percentage rated A/A2 or better	95.1%	94.1%
BBB/Baa2	3.1	3.4
BB/Ba2	0.2	0.3
B/B2	0.4	0.4
CCC/Caa or lower	0.2	0.1
Not rated	1.0	1.7
Total	100.0%	100.0%

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

Certain U.S. public companies include this premium finance income in computing their combined ratio and underwriting profit. We, however, consider the income from premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2008, the balance of the financed premiums receivable was $61.6 million compared to $91.9 million at December 31, 2007. The financed premiums receivable balance of York Fire is included in the December 31, 2007 balance but excluded, as a result of the sale of York Fire during 2008, from the December 31, 2008 balance. This is the primary reason for the decrease during the year.

The fair value of financed premiums approximates their carrying amount.

Securities Portfolio Monitoring
Virtually all of the securities are managed by third-party investment management firms and we monitor their performance and their compliance with both their individual mandate and the Company’s investment policies and guidelines.

The Company has recognized losses on securities for which a decline in market value was deemed to be other than temporary. We recognized charges of $134.3 million, $18.6 million and $4.1 million for securities value impairment that was considered other than temporary for the years ended December 31, 2008, 2007 and 2006, respectively. The charges recognized in 2008 reflected the impact on the securities portfolio of the unusually volatile fixed income and equity markets in 2008. The 2008 charges include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest of this portfolio in early 2009.

We perform a quarterly analysis of the securities holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures, as applicable:

•
identifying all security holdings in an unrealized loss position that has existed for at least six months or other circumstances exist where management believes those circumstances may impact the recoverability of the security;

•
obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge and experience together with market-based valuation techniques;

•	reviewing the trading range of certain securities over the preceding calendar period;
•	assessing if declines in market value are other than temporary for debt security holdings based on the investment grade credit rating from third party security rating agencies;
•	assessing if declines in market value are other than temporary for any debt security holding with a non-investment grade credit rating based on the continuity of its debt service record;
•	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed; and
•	assessing the company’s ability and intent to hold these securities at least until the investment impairment is recovered.

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

The length of time securities may be held in an unrealized loss position may vary based on the opinion of the appointed investment managers and their respective analyses related to valuation and to the various credit risks that may prevent us from recapturing the principal investment. In cases of securities with a maturity date where the appointed investment manager determines that there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures. In situations where facts emerge that might increase the risk associated with recapture of principal, and the Company may elect to sell securities at a loss.

Due to the inherent volatility of equity markets, we believe there are securities that trade from time to time below their intrinsic values based on historical valuation measures. In these situations, holdings may be maintained in an unrealized loss position for different periods of time based on the underlying economic assumptions driving the investment manager’s valuation of the holding.

At December 31, 2008 and December 31, 2007, the gross unrealized losses amounted to $45.6 million and $43.7 million, respectively. Unrealized losses attributable to non-investment grade fixed income securities at December 31, 2008 and December 31, 2007 were $4.3 million and $2.3 million, respectively.

At December 31, 2008 and December 31, 2007, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no impairment provision was considered necessary. In making the impairment decisions, we utilized the professional expertise of the investment advisors, analyzed independent economic indicators and reviewed stock market trends. In deciding whether to reduce the carrying value of common shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would put in question the issuer’s ability to satisfy its debt obligations). Common and preferred stock positions in an unrealized loss position for more than six months may not be considered impaired based on the underlying fundamentals of the specific holdings and management’s ability and intent to hold the security to its anticipated recovery.

PROVISION FOR UNPAID CLAIMS

Overview
Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on claims management. We investigate the actual circumstances of the incident that gave rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten.

The nature of non-standard automobile and trucking insurance typically requires more thorough claims management and in particular, more thorough investigative procedures and greater defence costs than many other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters, and we may also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. We believe that claims management is fundamental to our operations.

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

In addition, time can be a critical part of the provision’s determination, because the longer the span between the incidence of a loss and the payment or claim settlement, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more predictable than long-tailed claims such as general liability and automobile accident benefit claims. Long-tailed claims are less predictable, whereas short-tail claims are reported and settled quickly, resulting in less estimation variability. We do not have exposure to asbestos or environmental liability other than pollution coverage for oil spills as required for trucking insurance. Our provision for unpaid claims is not discounted to reflect the time value of expected future payouts of claims.

Table 9 shows the amounts of total case reserves and IBNR as at December 31, 2008 and 2007. The provision for unpaid claims decreased by 17% to $1.88 billion at the end of 2008 compared to $2.27 billion at the end of 2007 partly due to the sale of York Fire which carried $156.5 million of unpaid claims as of September 30, 2008. York Fire’s provision for unpaid claims as at December 31, 2007 is included in the total unpaid claims as at December 31, 2007.  During 2008, U.S. operations decreased case reserves by 13% and IBNR reserves decreased slightly resulting in a decrease of 7% in total reserves compared to December 31, 2007. Lincoln had $412.1 million of case reserves and a $468.3 million provision for IBNR claims as at December 31, 2008, a decrease of 8% compared to the prior year whereas gross written premiums declined 44% and net premiums earned declined 33% during 2008. Our Canadian operations decreased case reserves by 29%, IBNR by 36% and total reserves by 32% in U.S. dollars. The Canadian operations total reserves were impacted by the weakening of the Canadian dollar and the elimination of $156.5 million of reserves upon the disposition of York Fire on September 30, 2008.  Excluding York Fire, the continuing Canadian operations case reserves increased 6% in Canadian dollars during 2008 and IBNR decreased 7% compared to December 31, 2007.  In Canadian dollars, total reserves for the continuing Canadian operations increased 1% compared to December 31, 2007.

TABLE 9   Total case reserves and IBNR
As at December 31 (in millions of dollars)
	2008	2007	(%)
U.S. Operations
Case Reserves	$638.2	$732.9	(13%)
IBNR	607.9	610.1	0%
Total unpaid claims	$1,246.1	$1,343.0	(7%)
Canadian Operations
Case Reserves	$412.7	$581.4	(29%)
IBNR	220.2	342.7	(36%)
Total unpaid claims	$632.9	$924.1	(32%)
Consolidated unpaid claims	$1,879.0	$2,267.1	(17%)

Impact of Changes in Provision for Unpaid Claims
Any adjustments are reflected in the consolidated statement of operations in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates. A change that increases the provision for unpaid claims is known as an unfavourable development and will reduce net income.

Management Process
Management of each operating insurance company has the responsibility to ensure that the provision for unpaid claims, including IBNR, is appropriate. Each operating insurance company separately establishes, maintains and evaluates its respective provisions for unpaid claims for statutory reporting purposes. Each operating insurance company evaluates all of its respective policy coverages and paid and open claim level data to ascertain claim frequency and severity trends, as well as the effects, if any, inflation or changes in operating structure or process may have on future loss settlements. Management reviews the information by its product and geographic regions to monitor emergence of any patterns. Management incorporates all of the above information to record its best estimate of the provision for unpaid claims. Management also uses actuarial and statistical procedures to allocate the IBNR by accident years and coverages, programs and/or segments.

External Actuarial Process
An external independent actuary, Towers Perrin Inc., is appointed for each operating insurance company to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reasonable reserve estimates. As these processes are undertaken independently, the provision for unpaid claims recorded by management can differ from the actuarial central estimate. The Company has established a policy whereby, to the extent that management’s estimate of its gross provision for unpaid claims (net of salvage and subrogation) at December 31 of each year is less than the actuarial central estimate as recommended by its independent appointed actuary, the Company requires management to increase the gross provision for unpaid claims to an amount that is not less than the final actuarial central estimate as recommended by the independent appointed actuary. As part of the reserving process, the external independent actuary performs various quarterly reviews throughout the calendar year to assess whether the actual results of the operating insurance company are materially different than what was expected based on loss development factors previously established.

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

In accordance with actuarial standards for 2008 and 2007, the independent appointed actuary develops a variability of the reserve estimates, more commonly known as a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range.

The variability of reserve estimates for gross unpaid claims for the U.S. and Canadian operations estimated by the independent appointed actuary, the actuarial central estimate as recommended by the external independent appointed actuary and the actual carried provision for unpaid claims are shown in Table 10. York Fire’s provision for unpaid claims as at December 31, 2007 is included in the range of reserve estimates, actuarial central estimate and carried provision as at December 31, 2007.

TABLE 10    Comparison of actuarial ranges for gross unpaid claims
As at December 31, 2008 (in millions of dollars)
	Low	High	Actuarial Central Estimate	Carried
U.S. Operations	$1,145.6	$1,329.8	$1,237.0	$1,246.1
Canadian Operations	572.5	700.1	632.8	632.9
Total Consolidated Provision for Unpaid Claims	$1,718.1	$2,029.8	$1,869.8	$1,879.0

As at December 31, 2007 (in millions of dollars)
	Low	High	Actuarial Central Estimate	Carried
U.S. Operations	$1,201.2	$1,490.7	$1,332.4	$1,343.0
Canadian Operations	813.0	1,039.6	921.6	924.1
Total Consolidated Provision for Unpaid Claims	$2,014.2	$2,530.3	$2,254.0	$2,267.1

Table 11 summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1998 through 2008 and compares the re-estimation of those liabilities as at December 31, 2008. This table presents the development of unpaid claims liabilities reflected on the balance sheets as at each year end December 31, 1998 through December 31, 2008. The top line of the table presents the estimated provision for unpaid claims recorded at the balance sheet date for each of the indicated years. This provision represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including IBNR. The table also presents the re-estimated provision for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverables on unpaid claims for years 1998 through 2008.  The disposition of York Fire has been reported through the cumulative paids of each calendar year.

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

The table presents the cumulative amount paid with respect to the previously recorded provision as of the end of each succeeding year and the re-estimated amount of the previously recorded provision based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2008, we had paid $983.6 million of the currently estimated $1,029.5 million of claims that had been incurred through the end of 2002; thus an estimated $45.9 million of losses incurred prior to December 31, 2002 remain unpaid as of December 31, 2008.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1998 have developed adversely by $34.7 million over the subsequent ten years and unpaid claims at December 31, 1999 have developed adversely by $61.7 million over the subsequent nine years. The effect on income during the past three years due to changes in estimates of unpaid claims is shown in Note 17(b) to the consolidated financial statements as the “prior years” contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods and the impact of currency translation. For example, the amount of the development related to losses settled in 2008, but incurred in 2000, will be included in the cumulative development amounts for years 2000 through 2007. The deficiency identified during the year 2008 of $160.8 million was attributable to unpaid claims as at December 31, 2007 for unpaid claims for the year 2007 and all prior years.

TABLE 11    Provision for unpaid claims, net of recoveries from reinsurers
As at December 31, 2008 (in millions of dollars, except percentages

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Unpaid claims originally established - end of year, gross	1,879.0	2,267.1	1,939.4	1,844.2	1,689.2	1,310.6	765.3	358.4	287.6	306.4	291.6
Less: Reinsurance recoverable on unpaid losses	127.4	177.7	176.5	181.6	225.9	122.0	85.6	64.4	61.7	83.1	88.0
Less: Disposition of Subsidiary		151.1
Unpaid claims originally established - end of year, net	1,751.6	1,938.4	1,762.9	1,662.6	1,463.3	1,188.6	679.7	294.0	225.9	223.3	203.6
Cumulative paid (net of currency translation impact) as of:
One year later		956.3	699.8	740.6	652.1	584.9	319.8	190.6	123.4	102.0	84.2
Two years later			1,358.7	1,148.7	1,080.7	961.6	588.7	264.5	197.0	159.9	134.5
Three years later				1,577.1	1,336.4	1,198.4	774.2	361.0	237.5	206.0	171.1
Four years later					1,573.2	1,327.9	875.3	428.3	284.2	224.4	198.5
Five years later						1,438.4	926.7	460.5	313.4	248.0	205.0
Six years later							983.6	476.6	326.4	263.3	217.4
Seven years later								497.2	334.1	267.5	225.1
Eight years later									346.8	272.0	226.2
Nine years later										279.2	228.6
Ten years later											232.4
Re-estimated liability as of:
One year later		2,099.1	1,943.3	1,726.9	1,487.5	1,241.8	818.2	363.5	246.2	220.1	198.5
Two years later			2,043.2	1,906.9	1,645.7	1,399.7	915.4	424.1	274.5	228.2	200.5
Three years later				1,965.5	1,740.1	1,480.9	984.7	475.4	313.5	241.1	206.5
Four years later					1,776.8	1,520.8	1,007.3	496.8	335.4	263.8	217.2
Five years later						1,538.9	1,020.9	505.5	343.2	274.1	226.1
Six years later							1,029.5	509.6	345.8	275.4	230.7
Seven years later								513.2	354.0	276.8	231.7
Eight years later									355.2	284.0	233.5
Nine years later										284.9	239.0
Ten years later											238.3

As at December 31, 2008: Cumulative (redundancy) deficiency		160.8	280.3	302.9	313.5	350.3	349.8	219.2	129.3	61.7	34.7
Cumulative (redundancy) deficiency as a % of reserves originally established - net	8%	16%	18%	21%	29%	51%	75%	57%	28%	17%
Re-estimated liability - gross	2,259.9	2,189.7	2,133.7	2,024.8	1,720.3	1,180.8	609.4	422.3	369.7	337.9
Less: Re-established reinsurance recoverable	160.7	146.5	168.3	248.0	181.4	151.3	96.2	67.1	84.8	99.7
Re-estimated provision - net	2,099.1	2,043.2	1,965.5	1,776.8	1,538.9	1,029.5	513.2	355.2	284.9	238.3
Cumulative deficiency - gross	7.2	250.4	289.5	335.6	409.7	415.4	251.0	134.7	63.3	46.3
% of reserves originally established - gross	0%	13%	16%	20%	31%	54%	70%	47%	21%	16%

Changes in Methodology During 2008
On December 18, 2007, the Company announced that it would report a reserve increase at its Lincoln subsidiary in the fourth quarter. A key reason for this change in estimate was a change in the methodology and process used in estimating future claim liabilities.

In recent periods, estimating the provision for unpaid claims for Lincoln has been complicated by the fact that its own claims data was insufficiently stable, in the view of the independent actuary and management, to form a base for projecting ultimate loss ratios. This instability was largely the result of transitioning claims management for much of Lincoln’s program business from external service providers to in-house staff. Lincoln grew rapidly during 2001 to 2003 and at the time outsourced many of the claims and underwriting functions to third party service providers. Over time it became apparent that tighter operational control of the claims functions should be gained and in-house claims capabilities built. At the end of 2002 approximately 65% of the claims on Lincoln’s program business were handled by third parties, whereas only 14% and 5% were externally handled as at December 31, 2007 and 2008, respectively. As the claims were brought in-house and the case reserves increased, this caused instability in the underlying claims data that actuaries use to predict future outcomes.

Consequently, in the past there has been a heavy reliance on industry loss development data in forecasting Lincoln’s ultimate loss ratios. With the passage of time, the independent actuary determined in late November, 2007 that Lincoln’s “own data” was now sufficiently stable that it should revise its actuarial models to rely primarily upon its “own data” and to markedly reduce the use of industry data. This change in methodology, along with unfavourable reserve development, is the primary reason for the increase in expected loss ratios in 2007. The development that Lincoln has experienced is due to the fact that the underlying case reserves have developed differently than industry averages. During 2008, Lincoln continued to internalize claims and, as a result improved visibility to claim data.

The two lines of business at Lincoln that were substantially affected by this change in estimation are trucking and an artisan contractors liability program in California.

All of the Company’s other operating insurance subsidiaries are utilizing their “own data” in their actuarial models. These assumptions have been consistently applied over a period of time and have demonstrated less volatility in the results of these companies.

Accident Year
Tables 12 and 13 assist in understanding the difference between calendar year and accident year losses. The financial statements are presented on a calendar year basis for all data. Claims payments and changes in reserves, however, may be made on accidents that occurred in prior years, not on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in Note 17(b) to the consolidated financial statements which shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.

Table 12 is derived from the unpaid claims re-estimates included in Table 11 and summarizes the effect of re-estimates, net of reinsurance, on calendar year consolidated operations for the ten year period ended December 31, 2008. The first number in each row details the amount of reserve re-estimates included in the indicated calendar year and shows the accident year to which the re-estimates apply.  Historical information contained in Table 12 for years prior to 2008 includes information on York Fire.

TABLE 12    Accident year versus calendar year losses
(In millions of US dollars, except percentages)
By Accident Year	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999 & Prior
By Calendar Year
2008	(160.8)	60.9	41.4	21.8	18.6	9.5	5.0	2.4	0.3	0.9
2007		(180.4)	0.3	85.7	54.5	26.3	9.5	(4.1)	0.9	7.3
2006			(64.3)	(93.9)	77.0	58.5	13.9	6.1	1.3	1.4
2005				(24.2)	(133.7)	88.7	47.8	13.7	6.5	1.2
2004					(53.2)	(44.0)	46.0	29.3	11.6	10.3
2003						(138.5)	77.8	21.6	16.4	22.7
2002							(69.5)	41.3	15.2	13.0
2001								(20.4)	12.3	8.1
2000									3.2	(3.2)
Total	(160.8)	(119.5)	(22.6)	(10.6)	(36.8)	0.5	130.5	89.9	67.7	61.7
Combined ratio as reported	116.4%	109.3%	98.8%	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%
Net reserve re-estimates	(10.8)%	(6.5)%	(1.3)%	(0.6)%	(2.1)%	0.0%	11.8%	15.9%	18.6%
Accident year combined ratio	105.6%	102.8%	97.5%	96.6%	95.7%	101.6%	111.6%	115.0%	119.6%

The tables below show the effect of these re-estimates on the Canadian and U.S. operations’ combined ratios:

TABLE 13    Effect of reserve re-estimates on combined ratios

By Accident Year	2008	2007	2006	2005	2004	2003	2002	2001	2000
Canadian Operations
Combined ratio as reported	108.4%	94.5%	94.5%	96.1%	97.9%	111.8%	108.4%	103.1%	101.8%
Net reserve re-estimates	(3.4)%	8.3%	0.9%	(8.9)%	(18.3%)	(17.4%)	11.3%	16.8%	31.9%
Accident year combined ratio	105.0%	102.8%	95.4%	87.2%	79.6%	94.4%	119.7%	119.9%	133.7%

By Accident Year	2008	2007	2006	2005	2004	2003	2002	2001	2000
U.S. Operations
Combined ratio as reported	119.6%	113.5%	100.8%	97.7%	97.7%	98.3%	97.2%	96.8%	100.9%
Net reserve re-estimates	(13.8)%	(12.6)%	(2.3%)	3.4%	4.3%	5.3%	11.9%	15.4%	7.0%
Accident year combined ratio	105.8%	100.9%	98.5%	101.1%	102.0%	103.6%	109.1%	112.2%	107.9%

Tables 14 and 15 include a segmentation of the provision for unpaid claims on gross and net of external reinsurance bases by line of business.  York Fire’s provision for unpaid claims as at December 31, 2007 is included in the total unpaid claims as at December 31, 2007 in Tables 14 and 15.

TABLE 14    Provision for unpaid claims - gross
As at December 31 (in millions of dollars)

Line of Business	2008	2007
Trucking	$657.4	$811.6
Non-Standard Auto	489.3	575.2
Property & Liability	317.4	303.3
Commercial Auto	217.8	239.2
Motorcycle	118.1	126.8
Standard Auto	1.7	144.5
Other	77.3	66.5
Total	$1,879.0	$2,267.1

TABLE 15    Provision for unpaid claims - net of reinsurance recoverables
As at December 31 (in millions of dollars)

Line of Business	2008	2007
Trucking	$601.5	$713.2
Non-Standard Auto	482.5	564.8
Standard Auto	1.7	141.0
Commercial Auto	224.2	243.3
Motorcycle	90.2	97.3
Property & Liability	280.0	270.6
Other	71.5	59.2
Total	$1,751.6	$2,089.4

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in Table 16.  These net increases in prior years’ incurred claims, net of reinsurance, for the years ended December 31, 2008, 2007 and 2006 were $160.8 million, $180.4 million and $64.3 million, respectively. Table 16 identifies the relative contribution of the increases (decreases) in incurred claims attributable to the respective products and incurred loss years.  Historical information contained in Table 16 for years prior to 2008 includes information on York Fire.

TABLE 16    Net increase in prior years’ incurred claims by line of business and accident year

Year Ended December 31, 2008 (in millions of dollars)

Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2003 & prior	$1.6	$4.1	$-	$(2.3)	$14.3	$0.4	$18.1
2004	0.5	11.4	-	(3.2)	9.7	0.2	18.6
2005	2.9	18.0	-	(6.1)	5.9	1.1	21.8
2006	(1.3)	28.7	-	0.3	16.0	(2.4)	41.3
2007	4.3	44.8	-	8.7	3.2	-	61.0
Total	$8.0	$107.0	$-	$(2.6)	$49.1	$(0.7)	$160.8

Year Ended December 31, 2007 (in millions of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non-Standard Auto	Property & Liability	Other	Total
2002 & prior	$1.8	$3.6	$(0.1)	$0.7	$6.2	$1.4	$13.6
2003	(0.6)	17.0	(0.5)	(1.1)	7.5	4.0	26.3
2004	0.7	42.9	(0.2)	0.9	8.9	1.3	54.5
2005	(1.0)	64.7	2.3	(2.3)	23.6	(1.6)	85.7
2006	(3.1)	20.8	(10.3)	(8.8)	8.3	(6.6)	0.3
Total	$(2.2)	$149.0	$(8.8)	$(10.6)	$54.5	$(1.5)	$180.4

Year Ended December 31, 2006 (in millions of dollars)
Accident Year	Motorcycle	Trucking	Standard Auto	Non- Standard Auto	Property & Liability	Other	Total
2001& prior	$3.4	$3.6	$(0.2)	$1.2	$0.4	$0.4	$8.8
2002	0.1	8.2	(0.1)	1.0	8.5	(3.8)	13.9
2003	0.6	30.3	0.3	7.4	10.4	9.5	58.5
2004	-	55.8	0.8	2.2	15.1	3.1	77.0
2005	1.0	(36.4)	(5.5)	(15.6)	(21.2)	(16.2)	(93.9)
Total	$5.1	$61.5	(4.7)	$(3.8)	$13.2	$(7.0)	$64.3

Table 17 shows the sources of the prior years’ development in the U.S. and Canadian Operations by line of business.  The “other” category includes all development both (favourable) and unfavourable on other lines of business that the Company’s subsidiaries write and geographic portions of existing lines of business, already disclosed, where there has been little favourable or unfavourable development. The other lines of business include surety and workers’ compensation lines of business. Historical information contained in Table 17 for years prior to 2008 includes information on York Fire.

TABLE 17    Increases (decreases) in prior years’ claims - net of external reinsurance
For the years ended December 31 (in millions of dollars)

	2008	2007	2006
U.S. Operations
Trucking	$102.3	$149.7	$59.3
Non-standard automobile	(3.9)	3.7	1.6
Commercial automobile	(1.0)	-	(0.1)
Property & liability	51.6	58.3	13.5
Other	(2.3)	0.7	1.1
Subtotal U.S. Operations	$146.7	$212.4	$75.4
Canadian Operations
Trucking	$4.6	$(0.8)	$2.1
Non-standard automobile	1.3	(14.3)	(5.4)
Standard automobile	-	(8.8)	(4.6)
Commercial automobile	0.7	(2.1)	(1.9)
Motorcycle	8.1	(2.1)	5.1
Property & Liability	(2.5)	(3.8)	(0.3)
Other	1.9	(0.1)	(6.1)
Subtotal Canadian Operations	$14.1	$(32.0)	$(11.1)
Total increase in claims incurred for unpaid claims occurring prior to December 31st	$160.8	$180.4	$64.3
As a % of unpaid claims at prior year end	7.1%	9.3%	3.5%

UNITED STATES OPERATIONS

Trucking
At December 31, 2008 and 2007 the provisions for unpaid claims for U.S. trucking business were $513.1 million and $615.6 million, respectively. Unfavourable development related to the trucking business in the U.S. was $102.3 million for the year ended December 31, 2008 compared to $149.7 million in 2007. Development was experienced at Lincoln on the trucking liability line of business primarily for accident years 2007 and 2006 due to unfavourable reserve development and changes in methodology used to estimate future claim liabilities.

Non-Standard Automobile
At December 31, 2008 and 2007 the provisions for unpaid claims for our U.S. non-standard automobile business were $269.9 million and $293.7 million, respectively. Favourable development related to the non-standard automobile business was $3.9 million in 2008 and unfavourable development was $3.7 million in 2007. Improved trends in loss settlement and claims handling procedures in 2005 at the U.S. operations have alleviated the unfavourable development experienced prior to 2005.

Property and Liability
At December 31, 2008 and 2007 the provision for unpaid claims for U.S. property and liability business was $258.2 million and $228.5 million, respectively. Unfavourable development related to the property and liability business in the U.S. was $51.6 million for the year ended December 31, 2008 compared to $58.3 million in 2007. The artisan contractors liability program regarding construction defect claims had $70.3 million in unfavourable development in 2008 compared to $53.6 million in 2007.

CANADIAN OPERATIONS

Trucking
At December 31, 2008 and 2007 the provisions for unpaid claims for Canadian trucking business were $144.3 million and $196.0 million, respectively.  In Canadian dollars, the provisions for unpaid claims were $175.7 million and $194.2 million at the end of 2008 and 2007, respectively.  Trucking business contributed $4.6 million of unfavourable development in 2008, compared to favourable development of $0.8 million in 2007.

Non-Standard Automobile
At December 31, 2008 and 2007 the provisions for unpaid claims for Canadian non-standard automobile business were $219.5 million and $281.5 million, respectively.  In Canadian dollars, the provisions for unpaid claims were $267.3 million and $279.0 million at the end of 2008 and 2007, respectively. Non-standard automobile business contributed $1.3 million of unfavourable development in 2008, compared to $14.3 million of favourable development in 2007.  The most recent accident years, primarily 2007, contributed to the majority of the unfavourable reserve development in Ontario automobile due to the escalation in claims costs.

Standard Automobile
On September 30, 2008 the Company sold York Fire, a standard lines company.  During 2007 and 2006, York Fire reported favourable development of $8.9 million and $3.7 million respectively, primarily on standard automobile business.

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

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of C$1.0 million in Canada and $0.5 million in the United States with respect to property claims and C$2.5 million in Canada and $1.0 million in the United States with respect to liability claims. In addition, we purchase catastrophe reinsurance that provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to C$5.0 million per occurrence to a maximum coverage of C$120.0 million, and in the United States to $2.0 million per occurrence to a maximum coverage of $38.0 million. Our net exposure for Canadian automobile business claims is C$2.5 million subject to a maximum cover of C$20.0 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $50,000 per occurrence, depending on the state. In Hawaii, for our ‘wind only’ specified risks policies, we are protected by a separate catastrophe reinsurance program under a 95% quota-share treaty and excess of loss treaty. Under this program we retain up to $7.5 million in net losses subject to a maximum cover of $1.2 billion.

Overall our external reinsurance ceded as a percentage of gross premiums written was 7.2% for the year ended December 31, 2006 and 7.7% for the year ended December 31, 2007 and 9.0% for the year ended December 31, 2008.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of the insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. Estimating amounts of reinsurance recoverables, however, is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2008, we had $177.9 million recoverable from third party reinsurers and other insurers. At December 31, 2008, approximately 95% of the amounts recoverable from third party reinsurers were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amounts ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed. Table 18 summarizes the composition of the amounts due from reinsurers at December 31, 2008, by the rating as assigned by A.M. Best or S&P to the applicable reinsurers. Collateral is held, or a provision has been made against approximately 51% of the amounts due from reinsurers with a credit rating below A-.

TABLE 18     Composition of amounts due from reinsurers by rating
As at December 31

A.M. Best / S&P Rating	2008	2007
A++	5.8%	5.2%
A+	11.9%	23.6%
A	48.9%	37.0%
A-	28.9%	28.9%
B++ and below	2.4%	2.6%
Not rated	2.1%	2.7%
Total	100.0%	100.0%

RESULTS OF CONTINUING OPERATIONS

For the years ended December 31, 2008 and 2007

Gross Premiums Written
During the year ended December 31, 2008, gross premiums written were $1.50 billion compared to $1.85 billion in 2007 representing a 19% decrease. For the year ended December 31, 2008, gross premiums written for U.S. operations were $1.05 billion, a 24% decrease from 2007, and for Canadian operations were $449.0 million, a decrease of 2% from 2007. The decrease in premiums from U.S. operations is primarily due to the impact of terminations of unprofitable or non-core programs and the continuing soft market conditions for the trucking business in the U.S.

For the year ended December 31, 2008, gross premiums written from trucking and commercial automobile business decreased 36% to $469.0 million from $732.7 million in 2007. This decrease is mainly due to soft market conditions in Canada and the U.S. and initiatives being taken to terminate unprofitable programs in the U.S.

Gross premiums written for non-standard automobile increased 4% to $643.6 million compared with $617.0 million in 2007. The small increase in gross premiums written is primarily due to the inclusion of a full year of Mendota business in 2008 compared to only nine months in 2007.

Net Premiums Written
Net premiums written decreased 20% to $1.37 billion compared with $1.71 billion for the year ended December 31, 2007. Net premiums written from U.S. operations decreased 26% to $0.94 billion from $1.27 billion for the year ended December 31, 2007. Net premiums written from Canadian operations decreased 1% to $429.2 million compared with $435.2 million for the year ended December 31, 2007. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above.

Net Premiums Earned
Net premiums earned decreased 13% to $1.48 billion for the year ended December 31, 2008, compared with $1.71 billion for 2007. For U.S. operations, net premiums decreased by 18% to $1.06 billion in the year ended December 31, 2008 compared with $1.30 billion in 2007, and for Canadian operations increased by 2% to $419.7 million compared with $411.5 million in 2007. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above. The extent of the decrease is mitigated by the larger volume of business written in 2007 which is partially earned in 2008.

Investment Income
Investment income, excluding net realized gains, decreased by 4% to $130.3 million in 2008, compared to $136.1 million in 2007.  The decrease is primarily due to lower short-term yields in Canada and the U.S. and a reduction in the size of the portfolio due to the repayment of the Company’s bank debt and the sale of York Fire during 2008.

Net Realized Gains (Losses)
The Company incurred net realized losses in 2008 of $139.0 million compared to net realized gains of $52.2 million in 2007. The net realized losses in 2008 include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest this portfolio in early 2009. The challenging fixed income and equity markets which began in the third quarter of 2007 have continued throughout 2008 resulting in the write-down of $134.3 million of securities in 2008 compared to $18.6 million in 2007. The write-downs include the impact on the portfolio of the Lehman Brothers bankruptcy which increased the net realized losses by $13.7 million in 2008. The net realized gain in 2007 included a $5.4 million gain on the sale of the Company’s former head office building and a gain of $17.7 million on a major equity holding in the Canadian portfolio which was the subject of a completed takeover.

Claims Incurred
The loss ratio for 2008 was 81.2% compared to 79.3% for 2007. The loss ratio for U.S. operations was 85.3% compared with 85.8% for 2007. The ratio for Canadian operations was 70.8% compared to 58.6% for 2007. The results for 2008 and 2007 reflect increases in the provisions for unpaid claims occurring prior to December 31, 2007 and December 31, 2006, respectively. These increases amounted to approximately $160.8 million which increased the ratio by 10.8 percentage points for 2008, compared to $180.4 million and 9.8 percentage points, respectively, for 2007. Excluding York Fire from the 2007 results, the increase in the provision for unpaid claims was $189.3 million which increased the loss ratio by 11.0 percentage points. Consolidated case reserves for individual claims decreased 20% to $1.05 billion as at December 31, 2008 compared to $1.31 billion at December 31, 2007 and IBNR decreased 13% to $0.83 billion at December 31, 2008 compared to $0.95 billion at December 31, 2007.

For U.S. operations, prior years’ claims development increased the claims incurred by $146.7 million adding 13.8 percentage points to the loss ratio compared to $212.4 million or 16.3 percentage points added to the loss ratio in 2007. The majority of this unfavourable development on unpaid claims relates to trucking insurance and the artisan contractors liability program written by Lincoln. For a detailed explanation of the factors contributing to this unfavourable development, refer to the unpaid claims section of Management’s Discussion and Analysis above. Trucking business contributed $102.3 million of the unfavourable development in 2008 compared to $149.7 million in 2007. Property and liability business contributed $51.6 million of the unfavourable development in 2008 compared to $58.3 million in 2007. The artisan contractors liability program accounted for $70.3 million of the property and liability unfavourable development compared to $53.6 million in 2007.

Canadian operations reported unfavourable reserve development of $14.1 million which increased the loss ratio by 3.4 percentage points in 2008 compared to favourable reserve development of $32.0 million, a 5.9 percentage point improvement to the loss ratio in 2007. Excluding York Fire, the Canadian operations reported favourable reserve development of $23.1 million. Trucking contributed $4.6 million of unfavourable development compared to $0.8 million favourable development in 2007 and the motorcycle line contributed $8.1 million of unfavourable development compared to $2.1 million favourable development in 2007.

Underwriting Expenses
Our expense ratio was 35.2% in 2008 and 31.2% in 2007. The expense ratio for our Canadian operations for 2008 was 37.6%, compared to 36.9% in 2007 and the expense ratios for our U.S. operations were 34.3% and 29.5%, respectively, in 2008 and 2007. The higher ratio in 2008 is due to higher general and administrative costs and lower net premiums earned. General expenses rose $29.0 million in 2008, increasing the general expense ratio to 17.3% in 2008 compared to 13.3% in 2007. The increase in general and administrative costs are due in most part to severance costs associated with the Company’s corporate restructuring plan, increased professional fees and increased bad debt write-offs. A significant portion of these costs were incurred in the fourth quarter of 2008 and totaled approximately $14 million.

Combined Ratio
The combined ratio was 116.4% in 2008 compared with 110.5% in 2007, which produced an underwriting loss of $244.4 million compared with a loss of $180.4 million in 2007. For 2008, U.S. operations’ combined ratio was 119.6% (115.3% in 2007) and for Canadian operations, the combined ratio moved to 108.4% (95.4% in 2007).

Interest Expense
Interest expense for 2008 was $35.0 million, compared to $38.9 million in 2007 representing a 10% decrease. The decrease is due to the repayment of a portion of the Company’s debt during 2008.

Net Income and Earnings Per Share
In 2008 we incurred a loss from continuing operations of $429.3 million compared to a loss from continuing operations of $30.8 million in 2007. The loss in 2008 is largely due to ongoing unfavourable reserve development of $160.8 million ($189.3 million in 2007), net realized losses on investments of $108.0 million after tax (net realized gain of $40.9 million after tax in 2007), goodwill impairment of $62.9 million (nil in 2007) and a future tax valuation allowance of $159.9 million ($20.2 million in 2007).  These items were partially offset by a $34.5 million gain, net of taxes, on the sale York Fire.

In 2008, we incurred a net loss of $405.9 million compared to net loss of $18.5 million reported for 2007. The diluted loss per share was $7.35 for 2008 compared to diluted loss per share of $0.33 for 2007.

Book Value Per Share
Book value per share decreased by 51% to $8.24 at December 31, 2008 from $16.95 at December 31, 2007. The decline in book value is mostly due to the operating loss from continuing operations, mark-to-market of the securities portfolio and the sale of securities at a loss, a goodwill impairment charge, an increase to the future tax valuation allowance, and the depreciation of the Canadian dollar against U.S. dollar which reduces the book value of the Canadian operations in U.S. dollar terms. The above factors were partially offset by the gain on the sale of York Fire.

Balance Sheet
Total assets as at December 31, 2008 contracted to $3.34 billion, compared to $4.66 billion as at December 31, 2007. The securities portfolio, including cash and financed premiums, decreased to $2.54 billion compared to $3.51 billion as at December 31, 2007. The fair value of the securities portfolio per share outstanding decreased 27% to $46.08 at December 31, 2008 compared to $63.22 at December 31, 2007. Net unrealized gains on the securities portfolio were $35.0 million ($0.63 per share outstanding) at December 31, 2008 compared to $34.6 million ($0.62 per share) at December 31, 2007.

RESULTS OF CONTINUING OPERATIONS

For the years ended December 31, 2007 and 2006

Gross Premiums Written
During the year ended December 31, 2007, gross premiums written were $1.85 billion compared to $1.78 billion in 2006 representing a 4% increase. For the year ended December 31, 2007, gross premiums written for U.S. operations were $1.39 billion, a 4% increase from 2006, and for Canadian operations were $456.0 million, an increase of 4% from 2006. The increase in premiums from U.S. operations is primarily due to the acquisition of Mendota and its subsidiaries which was partially offset by reduced volume due to soft market conditions. The increase in premiums from Canadian operations was primarily due to the impact of the strong Canadian dollar.

 For the year ended December 31, 2007, gross premiums written from trucking and commercial automobile lines decreased 18% to $732.7 million, from $896.8 million in 2006. This decrease is largely due to soft market conditions in Canada and the U.S. and initiatives being taken to re-price programs and terminate unprofitable programs in the U.S.

Gross premiums written for non-standard automobile insurance increased 24% to $617.0 million in 2007, compared with $498.4 million in 2006 primarily due to the acquisition of Mendota and its subsidiaries. Excluding the impact of this acquisition, premiums written in the non-standard automobile insurance sector increased by 1%.

Net Premiums Written
Net premiums written increased 3% to $1.71 billion for the year ended December 31, 2007 compared with $1.65 billion for the year ended December 31, 2006. Net premiums written from U.S. operations increased 3% to $1.27 billion for the year ended December 31, 2007 from $1.23 billion for the year ended December 31, 2006. Net premiums written from Canadian operations increased 4% to $435.2 million compared with $418.6 million for the year ended December 31, 2006.

Net Premiums Earned
Net premiums earned increased 7% to $1.71 billion for the year ended December 31, 2007, compared with $1.60 billion for 2006. For U.S. operations, net premiums increased by 8% to $1.30 billion in the year ended December 31, 2007 compared with $1.20 billion in 2006, and for Canadian operations increased by 3% to $411.5 million compared with $397.9 million in 2006.

Investment Income
Investment income increased by 18% to $136.1 million for the year ended December 31, 2007 compared with $115.4 million for the year ended December 31, 2006. Investment income increased due to the reinvestment of maturing fixed income securities in a higher interest rate environment, the increase in the securities portfolio due to positive cash flows from operations, the strengthening in the Canadian dollar relative to the U.S. dollar and the acquisition of Mendota.

Net Realized Gains
Net realized gains amounted to $52.2 million in the year ended December 31, 2007 compared with net realized gains of $28.7 million in 2006. The net realized gains for the year ended December 31, 2007 include significant gains on a number of equity securities in our portfolio that were the targets of takeovers during the year, as well as a gain on the sale of the Company’s former head office building. These gains have been partially offset by write-downs on equity securities of $18.6 million that were deemed to be other than temporarily impaired.

Claims Incurred
Our loss ratio for 2007 was 79.3%, compared to 70.2% for 2006. The loss ratio for U.S. operations was 85.8%, compared with 72.7% for 2006. The loss ratio for Canadian operations was 58.6% versus 62.8% for 2006. The results for 2007 and 2006 reflect increases in the provision for unpaid claims occurring prior to December 31, 2006 and December 31, 2005, respectively. These increases amounted to approximately $180.4 million, which increased the loss ratio by 9.8 percentage points for 2007, compared to $64.3 million and 3.6 percentage points, respectively, for 2006. Excluding York Fire, the increase in the provision for unpaid claims was $189.3 million in 2007 compared with $68.0 million in 2006. For U.S. operations, prior years’ claims development increased the claims incurred by $212.4 million, a 16.3 percentage point increase to the loss ratio in 2007 compared to $75.4 million, a 6.3 percentage point increase to the loss ratio in 2006. The majority of this unfavourable development on unpaid claims relates to trucking insurance and an artisan contractors liability program written by Lincoln. Trucking business contributed $149.7 million of the unfavourable development in 2007 compared to $59.3 million in 2006. Property and liability business contributed $58.3 million of the unfavourable development in 2007 versus $13.5 million in 2006. The artisan contractors liability program accounted for $53.6 million of the property and liability unfavourable development compared to $19.6 million in 2006.

Canadian operations reported favourable reserve development of $32.0 million which improved the loss ratio by 5.9 percentage points in 2007. This compared to favourable reserve development of $11.1 million, a 2.0 percentage point improvement in the loss ratio in 2006. Excluding York Fire the favourable reserve development was $23.1 million in 2007 compared to $7.4 million in 2006. Non-standard automobile business contributed $14.3 million of favourable development against $5.4 million in 2006. The favourable reserve development in the Canadian operations was a result of improved reserving methodology and the current stable market conditions in the province of Ontario.

Underwriting Expenses
Our expense ratio was 31.2% in 2007 and 28.8% in 2006. The expense ratio for our Canadian operations for 2007 was 36.9%, compared to 31.1% in 2006 and the expense ratios for our U.S. operations were 29.5% and 28.1%, respectively, in 2007 and 2006. General expenses rose $62.6 million in 2007, increasing the general expense ratio to 13.3% in 2007 compared to 10.3% in 2006. The increase in the expense ratio was mainly due to the increase in general and administrative expenses including transition costs associated with the acquisition of Mendota Insurance Company and operating costs associated with Northeast, increased claims investigation expenses, the retirement compensation paid to the former President and Chief Executive Officer, the depreciation expense of the new head office building and the write-offs of certain system assets. This increase was partially offset by a reduction in the commission rate due to a change in the mix of business.

Combined Ratio
The combined ratio was 110.5% in 2007 compared with 99.0% in 2006, which produced an underwriting loss of $180.4 million compared with a profit of $15.2 million in 2006. For 2007, U.S. operations’ combined ratio was 115.3% (100.8% in 2006) and for Canadian operations, the combined ratio moved to 95.4% (93.9% in 2006).

Interest Expense
Interest expense for 2007 was $38.9 million, compared to $30.2 million in 2006, due to increased borrowings used to support increased capitalization of subsidiaries and to repurchase and cancel shares of the Company.

Net Income and Earnings Per Share
In 2007 we incurred a loss from continuing operations before income taxes of $35.0 million, compared to income before income taxes of $127.9 million in 2006. In 2007, we incurred a net loss of $18.5 million compared to net income of $123.3 million reported for 2006. The diluted loss per share was $0.33 for 2007 compare to diluted earnings per share of $2.17 for 2006. The decrease in net income is primarily the result of increases in estimates for net unpaid claims of $3.10 per share on an after-tax basis occurring in prior years on the program business at Lincoln.

Book Value Per Share
Book value per share increased by 5% to $16.95 at December 31, 2007 from $16.12 at December 31, 2006. The increase in book value per share was attributable to the increase in the contribution from Canadian operations in U.S. dollar terms due to the relative strength of the Canadian dollar and the adoption of fair value accounting of securities in 2007, partially offset by the net loss for the year.

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

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. The cash requirement of each quarterly dividend payment to shareholders of 2.0 cents (Canadian) per share is approximately C$1.1 million based on the number of shares outstanding as at December 31, 2008. The dividend for the first quarter of 2009 will be paid on March 31, 2009.

As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company were inadequate to services its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. The Company’s dividend payments are reviewed and determined quarterly by the Company’s Board of Directors. Kingsway holds $293.7 million in cash and high grade short-term assets, representing approximately 12% of invested assets. The majority of the other fixed income securities are also liquid.

As a result of the recent poor performance at Lincoln, the Company is reviewing strategic alternatives in conjunction with the Pennsylvania Insurance Department regarding the future of this operating insurance subsidiary. The strategic direction selected and approved will have a bearing on our capital position. For further details regarding the strategic direction of Lincoln and the capital implications of this strategy, see the Capital Requirements section.

On November 9, 2006 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period ending November 8, 2007 the Company could repurchase up to 2,800,000 of its common shares in total representing approximately 5% of the outstanding common shares. For the period of November 9, 2006 to December 31, 2006, the Company had repurchased 242,200 of its common shares at an average price of $21.16. For the year ended December 31, 2006 the Company had repurchased a total of 805,000 of its common shares at an average price of $20.11.

On November 9, 2007 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company may repurchase up to 2,780,000 of its common shares representing less than 5% of the outstanding shares. For the period of November 13, 2007 to December 31, 2007, the Company had repurchased 123,700 of its common shares at an average price of $16.68. For the year ended, December 31, 2007 the company had repurchased a total of 445,100 of its common shares at an average price of $18.20.

On November 28, 2008 the Company obtained approval from the Toronto Stock Exchange to make a normal course issuer bid for its common shares. For the twelve month period commencing December 2, 2008 and ending December 1, 2009, the Company could repurchase up to 2,753,426 of its common shares representing approximately 5% of the outstanding shares. For the period of December 2, 2008 to December 31, 2008, the Company has not purchased common shares. For the year ended, December 31, 2008 the company had repurchased a total of 468,200 of its common shares at an average price of $11.02.

As at December 31, 2008, the Company had 55,068,528 common shares outstanding compared with 55,515,728 common shares outstanding at December 31, 2007.

Net cash provided from operations in 2006 and 2007 was $167.2 million and $67.1 million respectively and the net cash used in operations in 2008 was $462.5 million. Net cash provided by financing activities in 2006 and 2007 was $14.6 million and $106.3 million respectively and the net cash used from financing activities in 2008 was $213.2 million.

Float
Insurance companies receive premiums well before claims are paid to policyholders. This timing difference generates a float on which the Company has an opportunity to earn investment income. The float is calculated by subtracting amounts due from reinsurers and other insurers and deferred policy acquisition costs from unpaid claims and unearned premiums.

Table 19 shows the float, split between Canadian and U.S. operations at the end of each of the last six years. An underwriting profit reflects the benefit, in addition to investment income earned, of the float in that year. An underwriting loss reflects the cost of the float in that year, whereas an underwriting profit generates float at no cost. For the five year period to the end of 2008, the net underwriting loss was $341.7 million and the float increased by $460.1 million to $2.11 billion.

TABLE 19    Float
As at December 31 (in millions of dollars)

	Canadian Operations	U.S. Operations	Total
2008	$687.9	$1,422.1	$2,110.0
2007	1,032.6	1,609.6	2,642.2
2006	865.2	1,390.0	2,255.2
2005	820.8	1,300.8	2,121.6
2004	667.9	1,332.0	1,999.9
2003	510.6	1,139.3	1,649.9

Bank Indebtedness
On March 5, 2004, the Company entered into a C$150 million revolving credit facility with a syndicate of three banks. In December 2004 the facility was extended for a further 364 days and matured on March 3, 2006. The facility bore interest at a floating rate based on the type of loan and the Company’s senior unsecured debt rating. The amount outstanding under this facility as at December 31, 2005 was $11,178,000 with an effective interest rate of approximately 5%.

On February 15, 2006, the Company entered into a C$150 million 364 day revolving credit facility with a syndicate of two banks. Depending on the type of loan, the facility bore interest at a floating rate based on the Company’s senior unsecured debt rating. This facility was replaced on June 23, 2006.

On June 23, 2006, the Company entered into a new $175 million 3 year revolving facility with a syndicate of three banks. This new facility replaced the above C$150 million 364 day revolving credit facility and contained similar terms, conditions and financial covenants, compliance with which is reported quarterly. During 2008, the Company repaid all outstanding amounts under this facility. The amount outstanding under this facility at December 31, 2007 was $101,369,000 with an effective interest rate of 5.9%.

On December 21, 2007, the Company entered into a 365 day C$70 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175 million credit facility above. During 2008, the Company repaid all outstanding amounts under this facility. The amount outstanding under this facility as of December 31, 2007 was C$70,000,000 with an effective interest rate of 6.5%.

Canadian Senior Debenture Offering
On December 6, 2002, the Company issued C$78 million of 8.25% unsecured senior debentures with a maturity date of December 31, 2007. The debentures were redeemable prior to the maturity date, at the Company's option, upon at least 30 days notice to debenture holders. Interest on the debentures was payable semi-annually in arrears. The net proceeds to the Company were C$77,087,420. Annual interest payments were C$6,435,000. This debenture matured and was fully repaid as of December 31, 2007.

On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100 million Senior Unsecured Debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 in each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the issuer’s option. The debentures are unconditionally guaranteed by Kingsway Financial Services Inc. and Kingsway America Inc., a wholly-owned subsidiary of Kingsway Financial Services Inc.

U.S. Senior Note Offering
On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest payments were $9,375,000 for each of the last three years with an effective interest rate of 8.27%.

Subordinated Debt
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $7,126,000, $8,896,000 for 2007 and $8,479,000 for 2006 with an effective weighted average interest rate of 9.85%.

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

Kingsway America Inc., a U.S. subsidiary, has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during the year was $4,881,000 and $4,881,000 for 2007 with an effective interest rate of 7.37%.

Contractual Obligations
Our provision for unpaid claims does not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in Table 20. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a securities portfolio with varying maturities and a substantial amount in short-term securities to provide adequate cash flows for the payment of claims. The unpaid claims in Table 20 have not been reduced by amounts recoverable from reinsurers.

As of December 31, 2008, we had approximately $338.8 million of total indebtedness. This compares with $546.1 million as at December 31, 2007 and $400.8 million as at December 31, 2006. The total of our debt service obligations in 2009 is expected to be approximately $24.8 million. Kingsway America Inc.’s payments under its debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway.

TABLE 20    Contractual Obligations - Payments Due by Period
 (in thousands of dollars)

	2009	2010	2011	2012	2013	Thereafter	Total
Bank indebtedness	$-	$-	$-	$-	$-	$-	$-
Senior unsecured debentures	-	-	-	81.1	-	104.1	185.2
Subordinated indebtedness	-	-	-	-	-	87.4	87.4
Loan payable	-	-	-		-	66.2	66.2
Total indebtedness	-	-	-	81.1	-	257.7	338.8
Unpaid claims	667.3	422.8	254.4	199.2	137.2	198.1	1,879.0
Future minimum lease payments	4.1	3.7	3.1	2.9	2.4	7.2	23.4
Total	$671.4	$426.5	$257.5	$283.2	$139.6	$463.0	$2,241.2

TABLE 21    Capital requirements
As at December 31

	2008		2007
	MCT (%)	Excess over Minimum[1]	MCT (%)	Excess over Minimum[1]
Canadian Insurance Subsidiaries
Kingsway General Insurance Company	186	$13.5	266	$59.9
Jevco Insurance Company	190	16.6	240	49.2
Kingsway Reinsurance (Bermuda) Ltd.		15.4		80.9
Total Canadian Operations		$45.5		$190.0
U.S. Insurance Subsidiaries	RBC (%)		RBC (%)
Lincoln General Insurance Company	117	$-	153	$-
Universal Casualty Insurance Company	355	11.0	374	13.7
American Service Insurance Company	428	11.5	558	19.1
American Country Insurance Company	211	0.6	368	8.6
Hamilton Risk Management	726	22.9	731	24.6
Southern United Fire Insurance Company	556	10.1	206	0.2
Zephyr Insurance Company	1,574	25.2	1,413	21.1
Mendota Insurance Company	412	5.8	156	-
Mendakota Insurance Company	34,129	9.1	377	4.2
Kingsway Reinsurance Corporation (Barbados)		77.9		298.7
Total U.S. Operations		$174.1		$390.2
Total Consolidated		$219.6		$580.2
1 Excess over regulatory minimum expressed in millions of dollars.

Capital Requirements

In Canada, property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (“OSFI”) and provincial regulatory authorities including the Financial Services Commission of Ontario (“FSCO”) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (“MCT”) formula. As at December 31, 2008, each of the Canadian subsidiaries had capital in excess of the MCT. See Table 21 for a company by company analysis.

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”), which has been generally adopted in all states, as a benchmark to measure capital levels in property and casualty insurance companies. The NAIC requires that capital and surplus not fall below 200% of the authorized control level as determined by this model. As at December 31, 2008, all the U.S. subsidiaries, with the exception of Lincoln, are above the required RBC levels, with RBC ratios ranging between 211% and 34,129% ( 2007-156% and 1,413%) and  aggregate capital of approximately $96.2 million (2007-$91.5 million) in excess of the 200% level. As at December 31, 2008 Lincoln’s RBC was 117% (2007- 153%) which is at the regulatory action level.  As a result of its current RBC level, the Pennsylvania Insurance Department is required to conduct an examination and issue an order outlining corrective action to be taken. Further, under Pennsylvania law, Lincoln may be deemed to be operating in a financially hazardous condition based on its financial statements at December 31, 2008. As a result, the Pennsylvania Insurance Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that Lincoln's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public.

As part of a plan developed by management, Lincoln has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008, Lincoln had statutory admitted assets of $386.7 million, liabilities of $307.5 million and statutory surplus of $79.2 million. On March 11, 2009, Lincoln entered into a letter agreement with the Pennsylvania Insurance Department that provides for increased supervisory oversight by the Department including but not limited to increased reporting and department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.

Lincoln has commenced preparation of a comprehensive plan which it intends to file with the Pennsylvania Insurance Department in April 2009.  It is intended to outline Lincoln’s future plans, including the current and projected RBC level and is subject to approval by the Pennsylvania Insurance Department.  Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured. Nevertheless, the Company expects that Lincoln will take all necessary steps to comply with the provisions of the plan.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulators in the jurisdictions in which they operate to maintain minimum capital levels. As of December 31, 2008, the capital maintained by Kingsway Reinsurance Corporation was 170% or $77.9 million in excess of the regulatory requirements in Barbados. As of December 31, 2008, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was 150% or $15.4 million in excess of the regulatory requirements in Bermuda.

Based on the various regulatory restrictions, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $141.8 million. In most jurisdictions the payment of dividends is subject to regulatory approval.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 and which is more fully described in Notes 20(d) and 21 of the audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity. The Company has one other off-balance sheet financing arrangement as discussed below.

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

On August 3, 2005, Standard & Poor’s issued its rating of “BBB-” on the Kingsway Return of Capital Trust.

On July 10, 2007, Standard & Poor’s issued its rating of “BBB-” on the C$100 million Kingsway 2007 General Partnership senior debentures.

On May 9, 2008, Standard and Poor’s rating services lowered its counterparty and senior unsecured debt credit ratings on Kingsway to “BB” with a negative outlook.

On February 10, 2009, Standard and Poor’s rating services lowered its counterparty and senior unsecured debt credit ratings on Kingsway to “B” with a negative outlook.

According to Standard & Poor’s, a B rating (sixth out of ten rating levels) indicates that the obligation is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. A plus or minus designation within a ratings category indicates relative standing within the category. A negative outlook means that the rating may be lowered over the immediate term (typically six months to two years), but is not necessarily a precursor of a rating change.

DBRS Rating
On July 10, 2007, DBRS issued its rating of “BBB” with a stable outlook on the C$100 million unsecured debt issued by the Kingsway 2007 General Partnership. On June 8, 2008, it lowered this rating to “BBB Low”. On February 9, 2009, DBRS placed this rating under review with negative implications.

On June 6, 2008, DBRS lowered its rating on $125 million of our senior notes issued in January and March 2004 to “BBB Low”.  On February 9, 2009, DBRS placed this rating under review with negative implications.

On June 6, 2008 DBRS lowered the Company’s financial strength rating of “BBB Low”. On February 9, 2009, DBRS placed this rating under review with negative implications.

According to DBRS, a “BBB” rating (fourth out of eight rating levels) indicates that protection of interest and principal is considered adequate, but that the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities.

On July 22, 2005, DBRS issued its rating of Pfd-3 (high) with a stable outlook on the Kingsway Return of Capital Trust. According to DBRS, a Pfd-3 rating (third out of six rating levels) indicates adequate credit quality. On February 10, 2009, DBRS placed this rating under review with negative implications.

The ”under review” status indicates that the current rating may no longer be appropriate. ”Negative implications” indicates that the ”under review” action has negative developing implications based upon the preliminary evaluation of DBRS. The subcategory of “Low” indicates the relative grade within the rating category.

Impact of Ratings Changes
Further downgrades in our ratings by either Standard & Poor’s or DBRS may have a negative impact on our business, such as increasing the cost of future borrowings.

Shareholders’ Equity
In 2008, shareholders’ equity decreased 52% to $453.6 million at December 31, 2008 compared to $940.8 million at December 31, 2007. The decrease in shareholders’ equity is attributable to disappointing results in 2008 due to protracted problems at our largest subsidiary Lincoln, losses on our securities portfolio and the resulting valuation allowances on future tax assets and impairments to goodwill. Offsetting these negatives were profitable performance by a number of other subsidiaries and the gain on the sale of York Fire. Book value per share outstanding was $8.24 per share at December 31, 2008, a decrease of 51% compared to $16.95 per share at December 31, 2007.

LEGAL PROCEEDINGS

In the ordinary course of business, we are, from time to time, susceptible to various claims and legal proceedings, including class actions. We are also susceptible to claims and legal proceedings alleging bad faith or extra contractual damages. While it is not possible to estimate the final outcome of these various proceedings at this time, we do not believe the outcome of such proceedings will have a material impact on our financial condition or results of operations.

EMPLOYEES

As of December 31, 2008, we employed approximately 2,600 personnel, of whom approximately 800 are located in Canada and approximately 1,800 are located in the United States. None of our employees are represented by a labour union. We believe that we have good relations with our employees and we have never experienced a work stoppage.

QUARTERLY RESULTS

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2007 and 2008 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the securities portfolio, currency fluctuations and positive cash flow generated from operating activities, which has enabled the Company to increase its securities portfolio. In 2008 gross premiums written were affected mainly by the softening market conditions in Canada and the U.S. These softening market conditions have been partially offset by premium contributions from Mendota Insurance Company which was acquired in early 2007.

TABLE 22    Quarterly Results
(In millions of dollars, except earnings per share amounts)

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross premiums written	$295.6	$354.6	$422.0	$431.0	$418.8	$478.2	$499.2	$452.5
Net premiums earned	305.6	371.0	395.0	412.7	432.8	451.6	444.4	385.2
Net income	(360.4)	(17.4)	6.3	(34.4)	(103.5)	23.6	41.7	19.7

Earnings per share
Basic	$(6.53)	$(0.31)	$0.11	$(0.62)	$(1.86)	$0.43	$0.75	$0.35
Diluted	(6.53)	(0.32)	0.11	(0.62)	(1.84)	0.42	0.74	0.35

Fourth Quarter Results
Gross premiums written in the fourth quarter of 2008 decreased by 29% to $295.6 million compared to $418.8 million reported in the fourth quarter of 2007. This decrease is primarily as a result of the impact of soft insurance markets and the termination of several programs at Lincoln.

Net premiums earned were $305.6 million in the fourth quarter of 2008, a decrease of 29% compared to $432.8 million for the fourth quarter of 2007. This decrease is attributed to the same factors as those for gross premiums written as described above.

Total revenue for the fourth quarter of 2008 is negatively impacted by net realized losses of $114.3 million from the sale and write-down of securities, compared to a net realized gain of $8.5 million reported in the fourth quarter of 2007. The losses in the fourth quarter of 2008 are due primarily to equity securities which were written down as their impairments were determined by management to be other than temporary.

Investment income decreased 24% to $28.3 million in the fourth quarter of 2008 compared to $37.3 million for the fourth quarter of 2007 due to lower short-term yields in Canada and the U.S. and a reduction in the size of the portfolio as results of the repayment of the Company’s bank debt and the sale of York Fire. Also contributing to the decrease in investment income in the quarter was the weakened Canadian dollar which reduces the investment income earned by the Canadian Operations when reported in U.S. dollars.

In the fourth quarter of 2008, the Company reported a loss of $360.4 million compared to a loss of $103.5 million reported in the fourth quarter of 2007. The 2008 loss is due to continuing unfavourable reserve development, primarily at Lincoln, net realized losses on investments from the sale and write-down of securities, goodwill impairment and a future tax valuation allowance.

CONTROLS AND ACCOUNTING POLICIES

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (“CEO”) and the Senior Vice President and CFO (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2008 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) were effective as of such date to ensure that information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, the CEO and CFO have concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

There have been no changes in Kingsway’s internal control over financial reporting during the period beginning October 1, 2008 and ending December 31, 2008, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal controls over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 5 to the audited consolidated financial statements.. The preparation of financial statements in conformity with GAAP in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims
A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. Further information regarding our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in Notes 5(h) and 17 to the consolidated financial statements.

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

Goodwill and intangible assets
Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment that may affect any resulting impairment write-down. This includes assumptions regarding fluctuations in future earnings from the reporting units. Management then compares the fair value of a reporting unit to the carrying amount. If the carrying amount of a reporting unit exceeds the fair value of that reporting unit, a second step of impairment is performed to compare the implied fair value of the reporting unit with the carrying amount. In connection with the annual impairment assessment performed in the fourth quarter of 2008, all reporting units were tested. Based on the assessment, an impairment provision of $62.9 million has been recorded against the goodwill of the Company’s U.S. operations due to their continued losses. Amortization of definite life intangible assets in certain U.S. subsidiaries and the sale of York Fire accounted for an additional $1.7 million decrease in goodwill and intangible assets. Additional information regarding our goodwill and intangible assets accounting policy is included in Note 5(e) to the consolidated financial statements.

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

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company’s income taxes recoverable balances when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. In 2008, the Company recognized a valuation allowance of $159.9 million related to its U.S. future income taxes, resulting from continued losses of U.S. operations. Uncertainty over the Company’s ability to utilize these losses over the short term has led the Company to record an additional allowance.

More information regarding our income tax provision is included in Note 5(k) and Note 16 to the consolidated financial statements.

Future changes in accounting policy
Effective January 1, 2009, the Company will apply the recommendations of the CICA of Section 3064, Goodwill and Intangible Assets. This Section will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. Requirements pertaining to goodwill are unchanged from the previous Section 3062. Section 3064 is effective for the Company on January 1, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2008, the Accounting Standards Board announced that 2011 is the changeover date for publically-listed companies to use International Financial Reporting Standards (“IFRS”), replacing existing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to that of Canadian GAAP, but there could be significant differences in recognition, measurement and disclosures that will need to be addressed.

The Company initiated the process of IFRS conversion after discussing with the Audit Committee during the third quarter of 2008. The Company has already appointed an IFRS Project Manager and formed IFRS Project Steering and Implementation Committees.

A formal IFRS Project Charter (“Project Charter”) and a detailed IFRS Project Plan (“Project Plan”) have been prepared, outlining the key elements and timing of its plan, which has been approved by the IFRS Project Steering Committee and Audit Committee.

The Project Charter focuses on the purpose and objectives of the project, expectations and deliverables to key stakeholders, project scope and approach, milestone plan with completion criteria, date and deliverables, significant project risks and mitigation actions, roles and responsibilities of the IFRS Project Steering and Implementation Committees, project management, issue resolution, and communication plan.

The IFRS Project Plan is made up of four phases as follows:
Phases	Timeline	Key Elements
Phase 1 - Initial Assessment	Estimated completion time - November 2008	(a) Form IFRS Project Steering and Implementation Committee (b) Prepare a Project Charter and a Project Plan (c) Prepare high level impact assessment on the Company’s financial statements
Phase 2 - Detailed Assessment	Estimated completion time - June 2009
(a) Identify IFRS standards applicable to the Company
(b) IFRS vs. Canadian GAAP/U.S. GAAP accounting/disclosure gap analysis
(c) IFRS 1 analysis
(d) Accounting strategy analysis (i.e. preliminary accounting policy choices)
(e) Information technology and internal controls impact assessments
(f) Business impact assessment (such as assess impact on contracts which are based on Canadian GAAP measures)
(g) Bonuses/variable compensation impact assessment
(h) Design training strategy for the employees directly or indirectly associated with IFRS conversion
(i) Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

Phase 3 - Solutions Development	Estimated completion time - December 2009
(a) Financial impact analysis
(b) Quantification of IFRS and Canadian GAAP differences
(c) Design accounting policies and internal controls
(d) Renegotiate contracts if impacted by IFRS
(e) Redesign bonuses/variable compensation plan
(f) Prepare implementation plan, income tax impact assessment, monitoring accounting policy updates and related disclosures
(g) Prepare sample IFRS financial statements and disclosure checklists
(h) Revisit communication and training strategy
(i) Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

Phase 4 - Implementation	Estimated completion time - December 2010
(a) Implementation of accounting policies and prepare for the fiscal year 2010 IFRS opening balance sheet
(b) Document IFRS accounting policies
(c) Prepare IFRS comparatives for the first quarter to fourth quarter of 2010
(d) Document changes to internal controls
(e) Draft accounting policy manual and guidelines
(f) Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)
(g) Continuous monitoring of changes to IFRS standards, processes and systems

The Company has substantially completed Phase 1 - Initial Assessment and Phase 2 - Detailed Assessment is in progress.

Throughout the project the Company will continue to monitor discussion papers, exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee. The Company will assess the impact of the proposed standards on its financial statements and disclosure as additional information becomes available. Due to anticipated changes in IFRS prior to the Company’s transition, financial impacts cannot be reasonably determined at this time.

RISK FACTORS

During 2008, we took further steps towards implementation of a formal Enterprise Risk Management (“ERM”) framework for the Kingsway group. Building on the formal enterprise level Risk Map and Risk Assessment Methodology that had been prepared by the ERM working group, in 2008 a number of risk assessments were performed by the Company’s operating insurance subsidiaries.  The results were shared with all Kingsway Executive and subsidiary management and risks that were deemed to be at an unacceptable level were acted upon.  Going forward in 2009, ERM will be embedded into the transformation program to ensure risks associated with the implementation of the transformation program are managed and that the ERM framework is aligned with Kingsway’s new operating model.

In order to link the Risk Factors section of the Annual Report with the ERM framework, we have followed the principal risk headings within the Kingsway Risk Map. Accordingly, the identified risks are grouped under the following headings:
•	Financial Risk
•	Strategic Risk
•	Operational Risk
•	Compliance Risk
•	Human Resources Risk

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

FINANCIAL RISK
Encompasses both the management and reporting of all financial functions of the Company.

Difficult conditions in the economy generally may materially adversely affect our business, results of operations, and statement of financial position and these conditions may not improve in the near future.
Current market conditions and the instability in the global credit markets present additional risks and uncertainties for our business. In particular, continued deterioration in the public debt and equity markets could lead to additional investment losses and an erosion of capital as a result of a reduction in the fair value of investment securities.

The severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, has resulted in significant unrealized losses in our securities portfolio. Depending on market conditions going forward, we could incur substantial realized and additional unrealized losses in future periods, which could have an adverse impact on our results of operations and financial condition. We could also experience a reduction in capital in our insurance and reinsurance subsidiaries below levels required by the regulators in the jurisdictions in which they operate. Certain trust accounts and letters of credit for the benefit of related companies and third parties have been established with collateral on deposit under the terms and conditions of the relevant trust and letter of credit agreements. The value of collateral could fall below the levels required under these agreements putting the subsidiary or subsidiaries in breach of the agreement.

The current market volatility may also make it more difficult to value certain of our securities if trading becomes less frequent. Disruptions, uncertainty and volatility in the global credit markets may also impact our ability to obtain financing for future acquisitions. If financing is available, it may only be available at an unattractive cost of capital, which would decrease our profitability. There can be no assurance that current market conditions will improve in the near future.

Financial disruption or a prolonged economic downturn may materially and adversely affect our business.
Worldwide financial markets have recently experienced extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies are experiencing reduced liquidity and uncertainty as to their ability to raise capital. In the event that these conditions persist or result in a prolonged economic downturn, our results of operations, financial position and/or liquidity could be materially and adversely affected. These market conditions may affect the Company’s ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation. Many of the other risk factors discussed in the Risk Factors section identify risks that result from, or are exacerbated by, financial economic downturn. These include risks related to our securities portfolio, the competitive environment, adequacy of unpaid claims, regulatory developments and the impact of rating agency actions.

Our operations are restricted by the terms of our debt indentures, which could limit our ability to plan for or to react to market conditions or meet our capital needs.
Our debt indentures contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate, pay dividends or redeem capital stock, and incur liens to secure indebtedness. The covenants under our debt agreements could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with the covenants in these agreements may be affected by events beyond our control and we may have to curtail some of our operations, restructuring and growth plans to maintain compliance. No assurances can be given that we will be able to maintain compliance with these covenants.

If we are not able to comply with the covenants and other requirements contained in  the debt indentures, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings, and the holders of the defaulted debt instrument could declare amounts outstanding with respect to such debt to become immediately due and payable. Upon such an event, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, such a repayment under an event of default could adversely affect our liquidity and force us to sell assets to repay borrowings.

We may not be able to realize our investment objectives, which could significantly reduce our net income.
We depend on income from our securities portfolio for a substantial portion of our earnings. In 2006 and 2007, net investment income and net realized gains on the sale of securities accounted for approximately 9.0% and 11.0% respectively, of our consolidated revenue. In 2008 net investment income and net realized losses on the sale of securities reduced our consolidated revenues by 0.6%. A significant decline in investment yields in our securities portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain a securities portfolio comprising primarily fixed income securities. As of December 31, 2008, the fair value of our securities portfolio included $2.10 billion of fixed income securities. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than those of the maturing securities. For 2006, 2007 and 2008, the change in net unrealized gains in our portfolio reflected  an increase of $8.3 million, $8.1 million and $0.4 million, respectively.

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

Kingsway is a holding company and its operating insurance subsidiaries are subject to dividend restrictions and are required to maintain certain capital adequacy levels.
Kingsway is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. Under these insurance regulatory restrictions, based on our December 31, 2008 financial statements, our insurance and reinsurance subsidiaries would have aggregate dividend capacity of $141.8 million. In most jurisdictions payment of dividends is subject to prior regulatory approval. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

See the Financial Conditions section of Management’s Discussion and Analysis for a detailed description of the regulatory capital requirements of the operating insurance subsidiaries. No assurances can be given that the operating insurance subsidiaries will be able to maintain compliance with these regulatory capital requirements. For Lincoln, a comprehensive run-off plan is being prepared for submission to the Pennsylvania Insurance Department with an objective to demonstrate that no additional funding will be required from the Company, absent any unexpected adverse developments. This comprehensive plan is subject to approval by the Pennsylvania Insurance Department.  Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured.

Fluctuations in currency exchange rates could negatively affect our results.
Effective December 31, 2005 we prepared our consolidated financial statements in U.S. dollars. In 2008, 30% of our premiums came from our Canadian operations and are currently denominated in Canadian dollars.

Therefore, fluctuations in the U.S. to Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. The reporting volatility has been reduced, however, due to the larger portion of our operations conducting its business in our reporting currency, U.S. dollars.

Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2008, our shareholders’ equity was decreased by $57.0 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

STRATEGIC RISK
Strategic Risk arises from adverse effects of high-level business decisions or the improper implementation of those decisions. Strategic Risk also incorporates how management analyzes external factors that impact the strategic direction of the business. Strategic Risk further encompasses reputation risk which is the impact to earnings, capital or the ability to do business arising from negative public opinion from whatever cause.

The Company's transformation program and the achievement of its strategic objectives are highly dependent on effective change management.
The Company is implementing a transformation program with the objective of focusing on core lines of business, creating a more effective and efficient operating structure and returning the Company to profitability. The program will result in changes to the Company’s structure and business processes. While these changes are expected to bring benefits to the Company in the form of a more agile and focused business, success is dependent on management effectively realizing the intended benefits. Ineffective change management may result in disruptions to the operations of the business or may cause employees to act in a manner which is inconsistent with Company objectives. Any of these events could negatively impact the Company’s performance. The Company may not always achieve the expected cost savings and other benefits of its initiatives

We may experience difficulty in managing historic and future growth, which could adversely affect our results of operations and financial condition.
Growth may place a strain on our management systems and operational and financial resources. The successful integration and management of program manager relationships, acquired businesses and other business involve numerous risks that could adversely affect our profitability, and are contingent on many factors, including:
•	expanding our financial, operational and management information systems;
•	managing our relationships with independent agents, program managers and brokers, including maintaining adequate controls;
•	expanding our executive management and the infrastructure required to effectively control our growth;
•	maintaining ratings for certain of our insurance subsidiaries;
•	increasing the statutory capital of our insurance subsidiaries to support growth in written premiums;
•	accurately setting claims provisions for new business where historical underwriting experience may not be available;
•	obtaining regulatory approval for appropriate premium rates; and
•	obtaining the required regulatory approvals to offer additional insurance products or to expand into additional states or provinces.

During 2008, we experienced unfavourable reserve development of $152.1 million at Lincoln, our largest subsidiary. We believe that the challenges we have faced at Lincoln are largely attributable to its growing too quickly in previous years. Lincoln accepted several lower quality programs that have since been terminated. We were unable to build the infrastructure quickly enough to deal with the Lincoln’s rapid growth and Lincoln outsourced many claims and underwriting functions to third party service providers as it tried to capitalize on business opportunities.

Strategic alternatives for Lincoln are currently being reviewed by the Company in conjunction with the Pennsylvania Insurance Department. We cannot assure you that our results of operations and financial condition will not be adversely affected by the strategic direction taken.

The insurance and related businesses in which we operate may be subject to periodic negative publicity which may negatively impact our financial results.
Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting our industry to periodic negative publicity. We also may be negatively impacted if participants in one or more of our markets engage in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the property and casualty (“P&C”) insurance industry as well as increased litigation These factores may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or by increasing the regulatory burdens under which we operate.

The highly competitive environment in which we operate could have an adverse effect on our business, results of operations and financial condition.
The P&C markets in which we operate are highly competitive. We compete with major North American and other insurers, many of which have more financial, marketing and management resources than we do. There may also be other companies of which we are not aware that may be planning to enter the insurance industry. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

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

Additionally, in certain provinces or states, government operated risk plans may provide non-standard automobile insurance products at lower prices than those we provide.

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

All of our operating insurance subsidiaries with the exception of Zephyr are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. Of our Canadian subsidiaries, Kingsway General Insurance Company and Jevco Insurance Company possess a “B” (Fair) rating (seventh highest of 16 rating levels). Of our U.S. subsidiaries, Universal Casualty Company, Southern United Fire Insurance Company, American Service Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and  U.S. Security Insurance Company have a “B” (Fair) rating (seventh highest of 16 rating levels), while Lincoln General Insurance Company and  American Country Insurance Company have a “B-“(Fair) rating (eighth highest of 15 rating levels). According to A.M. Best, insurers rated as B and B- (Fair) are deemed “vulnerable” and have a fair ability to meet their ongoing obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions. Several of the ratings listed above are a result of downgrades by A.M. Best announced on February 13, 2009. Also on February 13, 2009, A.M. Best placed all of the above ratings under review with negative implications. A rating outlook indicates its potential direction over an intermediate term, generally defined as 12 to 36 months. A negative outlook indicates a possible rating downgrade due to unfavourable financial/ market trends relative to its current rating level.

We cannot provide assurance that A.M. Best will not further downgrade our ratings in the future. If we are unable to maintain our current ratings, our ability to write insurance business and compete with other insurance companies may be adversely affected. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors that are more relevant to policyholders than to investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and should not be relied upon as such.

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

Changes in current insurance regulation may include increased governmental involvement in the insurance industry and initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Historically, the automobile insurance industry has been under pressure from time to time from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes may limit our ability to price automobile insurance adequately and could require us to discontinue unprofitable product lines, make unplanned modifications of our products and services, or result in delays or cancellations of sales of our products and services. For example, a rate freeze in late 2003 and a premium roll-back in 2004 were instituted in Alberta. As a result, we have purposely reduced our business in Alberta until market conditions improve. We cannot predict the future impact of changing laws or regulations on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

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

We may not be able to integrate or operate successfully any business, operations, personnel, services or products that we may acquire in the future.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholders.
Regulatory provisions may delay, defer or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10% but can be as low as 5%) of our outstanding voting securities is required to obtain regulatory approval prior to the purchase of our shares. These requirements would require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

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

In addition, the Shareholder Rights Plan approved by our shareholders may also have anti-takeover effects. Our Shareholders Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics that, in the opinion of our board of directors, could impair the board’s ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

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

The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or re-estimated. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. During 2008, we experienced unfavourable reserve development of $152.1 million at Lincoln, our largest subsidiary. Lincoln has changed its methodology for reserving by using its own data rather than industry data, brought in-house much of the claims handling that was previously outsourced, and eliminated or re-priced underperforming insurance programs. We cannot assure you, however, that we will not have additional unfavourable reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amounts of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provision for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provision for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provisions for unpaid claims are understated. When we increase the provision for unpaid claims, our pre-tax increases to the provision for unpaid claims causes a reduction in our insurance subsidiaries’ surpluses which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies. See the Risk Factors section on claims-paying ratings for a more detailed discussion of the impact of a ratings downgrade.

We rely on independent agents, program managers and brokers and are exposed to risks.
We market and distribute our automobile insurance products through a network of independent agents and program managers in the United States and a network of independent brokers across Canada. As a result, we rely heavily on these agents, managers and brokers to attract new business. They typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, program managers are subject to regulation as insurance producers, including licensing requirements. To the extent that the program manager has the ability to bind insurance policies and to settle claims, the program manager is subject to regulation of these functions. Noncompliance by any of our program managers with applicable regulatory requirements could have adverse regulatory implications for us.

The majority of our gross premiums written are derived from the non-standard automobile and trucking insurance markets. If the demand for insurance in these markets declines, our results of operations could decline significantly.
For the year ended December 31, 2008, approximately 43% of our gross premiums written were attributable to non-standard auto insurance and 17% were attributable to trucking insurance. The size of both the non-standard automobile insurance and trucking insurance markets can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers and trucking insurers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and a lower volume of goods shipped by truck, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

We derive the majority of premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.
Despite our wide North American market span, some jurisdictions including Illinois, Florida, Ontario and California generate a significant percentage of total premiums.

Our results of operations may, therefore, be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the specific areas in which we do most of our business.

If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay our claims, we may be adversely affected.
We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2008, we had $177.9 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured.

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

COMPLIANCE RISK
The risk arising from violations of, or non-conformance with, laws, regulations or prescribed practices. Compliance Risk also arises in situations where the laws or rules governing certain products or activities may be ambiguous or untested. Compliance Risk exposes the organization to negative publicity, a potential drop in stock price, fines, criminal and civil monetary penalties, payment of damages and the voiding of contracts. Compliance risks are also sometimes referred to as Legal/Regulatory, Tax or Documentation Risks.

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
Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. Five of our senior executives have employment agreements in place and an additional 30 employees have retention agreements to provide severance in certain circumstances following a change in control.

OUTLOOK

Through initiatives taken in 2008 and underway for 2009-2010, we are working to reposition Kingsway to achieve profitability throughout the market cycle. An anticipated stabilizing of financial and securities markets and firming of insurance markets would add strength to the turnaround.

During 2008, we took decisive actions to address legacy issues and improve operations throughout the Company. We strengthened the management team, terminated a high proportion of non-core or unprofitable business lines (mainly at Lincoln) and assets, and streamlined some operations.  Concurrently, we instituted a rigorous planning process to develop a strategy that would complete the transformation of Kingsway into a much leaner, more flexible and competitive enterprise.

While we closed 2008 with capital in excess of regulatory minimums, our 2009-2010 strategic plan calls for significant steps to relieve pressure on our capital. We plan to shrink premiums written by approximately $350 million by exiting more non-core and unprofitable lines of business and freeing up an additional $200 million in capital by selling non-core assets and running off certain business. We will also reduce the volatility of capital on the balance sheet by divesting the common share equity portfolio.

Our 2009-2010 strategic plan calls also for significantly reducing costs, and consolidating existing subsidiaries into three operating units structured along product and distribution lines. Restructuring will involve the elimination of approximately 750 more positions over 18 to 24 months.  It is intended to achieve synergies and operational efficiencies, and position Kingsway to seize competitive advantage.

We will measure our success by three key performance metrics: a return to underwriting profitability as measured by a combined ratio under 100% on a sustainable basis from our continuing core business; consistent growth in book value, which reflects both underwriting and investment performance; and a return on equity of 15% over the long term. Given our disappointing results of 2008 our first target is to return the Company to overall profitability and then to build from there. As we execute our transformation program we will incur transition costs which will reduce short term profits, but which we expect will create substantial future benefits.
It is difficult to predict the insurance business cycle. However, we believe property and casualty insurers in North America will have no choice but to raise rates and exit non-core and unprofitable markets in 2009 and into 2010 because of the capital depletion in late 2008. The majority of industry players have suffered losses in their investment portfolios caused by depressed securities markets as well as in their underwriting operations caused by aggressive pricing and the recession. We began exiting unprofitable lines early in 2008 because of our issues at Lincoln, which we believe puts us ahead of many competitors in this regard who are just now taking defensive measures.

In this stage of the cycle, the non-standard markets tend to expand as more risks are shed by standard carriers.  Insurers like those in the Kingsway group that are specialized in non-standard automobile business benefit most when  predominantly standard line insurers no longer compete for this business. We are aggressively pursuing rate increases wherever possible in our core non-standard automobile market.

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

The internal control over financial reporting includes those policies and procedures that:  (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control―Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm who audited and reported on the financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2008.  The attestation report is included in the Report of Independent Registered Public Accounting Firm on page 25 of this form.

C.            Changes in Internal Controls

See "Controls and Accounting Policies - Internal Control over Financial Reporting" included in Management's Discussion and Analysis, which is incoporated herein by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

During the fiscal year ended December 31, 2008, the Registrant’s Audit Committee composed of the following four members:  David H. Atkins (Chair), Thomas A. Di Giacomo, F. Michael Walsh and Walter E. Farnam. The Registrant’s board of directors has determined that Mr. David H. Atkins is an audit committee financial expert and independent, as that term is defined by the New York Stock Exchange’s listing standards and rules of the U.S. Securities Exchange Commission applicable to the Registrant.  The Commission has indicated that the designation of Mr. Atkins as the audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Atkins that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors. See "10. Audit Committee Information" included in the Annual Information Form, which is incoporated herein by reference, for more information with respect to Audit Committee members.

CODE OF ETHICS

The Registrant has adopted a code of ethics and business conduct for all employees and officers.  The Registrant has also adopted a code of ethics that applies to Kingsway’s principal executive officer, principal financial officer, principal accounting officer and other senior financial personnel.  These codes of ethics are available at the Registrant’s website, www.kingsway-financial.com/governance.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

KPMG LLP has served as the Registrant’s independent registered public accounting firm since 1989.  In 2008 and 2007, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:
	Years Ended December 31,
in Canadian dollars	2008	2007
Audit fees	$4,549,000	$4,586,000
Audit-related fees	$136,200	$74,000
Tax fees	$397,300	$208,000
Other fees	$2,000	$2,000
Total	$5,085,000	$4,870,000

Pursuant to the terms of its charter, the Audit Committee establishes the independent registered public accounting firm’s fees.  Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm.  The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm’s independence.  In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm’s independence.  The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2008 and 2007.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various 2008 securities offerings of the Corporation and for the reviews of the Corporation's quarterly financial statements were $4,549,000 in fiscal year 2008 and $4,586,000 in fiscal year 2007.

Audit-Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of  the Corporation's financial statements were $136,200 in fiscal year 2008 and $74,000 in fiscal year 2007.  This work primarily included advisory services on internal controls and French translation services in both 2008 and 2007.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $397,300 in fiscal year 2008 and $208,000 in fiscal year 2007.  These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2008 and 2007. These services were related to a subscription for online accounting research.

OFF-BALANCE SHEET ARRANGEMENTS

See page 114 of this form.  The off-balance sheet arrangements did not materially affect the liquidity of the Company.

CONTRACTUAL OBLIGATIONS

See page 112 & 113 of this form.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number                                  Title

1.	Consent of KPMG LLP
2.	Consent of Towers Perrin Inc.
99.1	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 105 of 2008 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

March 27, 2009	By:	/s/ Shelly Gobin
Name: Shelly Gobin
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Document	Sequential Page Number

1.	Consent of KPMG LLP	141
2.	Consent of Towers Perrin Inc.	142
99.1	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	143
99.2	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act	144
99.3	Certification of W. Shaun Jackson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	145
99.4	Certification of Shelly Gobin, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)	146
99.5	Page 105 of the 2008 Annual Report of Kingsway Financial Services Inc.	147