Form 40-F
period 2009-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2010-04-02
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.  20549

FORM 40-F

[Check one]
☐   Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒   Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2009	Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

Ontario	6331	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or Organization)	Classification Code Number)	Number, if applicable)

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

51,595,828 Common Shares outstanding as of December 31, 2009

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-_________	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 31, 2010 for the year ended December 31, 2009.	1
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2009 and 2008, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	28
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	91

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2009

KINGSWAY FINANCIAL SERVICES INC.

March 31, 2010

CURRENCY AND OTHER INFORMATION

Information in this Annual Information Form (“AIF”) is as of December 31, 2009, unless otherwise specified. All of the dollar amounts in this AIF are expressed in U.S. dollars, except where otherwise indicated. References to "dollars" or "$" are to U.S. dollars and any references to "C$" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF contain written “forward-looking statements” that are subject to risks and uncertainties. Forward-looking statements include, among others, statements regarding the objectives of Kingsway Financial Services Inc. (“KFSI”, “Kingsway” or the "Company") and the strategies to achieve such objectives. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or similar words are used to identify such forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2009 Annual  Management’s Discussion and Analysis, under the heading Risk Factors. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.

1.	CORPORATE STRUCTURE

Kingsway Financial Services Inc. (“KFSI”, “Kingsway” or the “Company”) is the holding company for all of our subsidiaries.

In 2009, Kingsway carried on business through the following subsidiaries in the United States: American Country Insurance Company (“American Country”); American Service Insurance Company, Inc. (“American Service”); Lincoln General Insurance Company (“Lincoln General”) (disposed of in 2009); U.S. Security Insurance Company (“U.S. Security”); Mendota Insurance Company (“Mendota”); Mendakota Insurance Company (“Mendakota”); Southern United Fire Insurance Company (“Southern United”) (placed in voluntary run-off in 2009 and merged into American Service in 2010); Universal Casualty Company and Zephyr Insurance Company, Inc (“Zephyr”) (disposed of in 2009).  Kingsway America (“Kingsway America”) is the holding company for all of our U.S. operating insurance subsidiaries.

In 2009, Kingsway carried on business through the following subsidiaries in Canada:  Kingsway General Insurance Company (“Kingsway General”) (assets and liabilities assumed by JEVCO in 2009) and Jevco Insurance Company (“JEVCO”).  On January 25, 2010, Kingsway announced that it had entered into a definitive purchase agreement to sell all of the outstanding shares of JEVCO to The Westaim Corporation (“Westaim”). On March 29, 2010 the sale of Westaim was completed as described further in the section below entitled “General Development of the Business - Jevco Insurance Company”.

We also have wholly-owned reinsurance subsidiaries domiciled in Bermuda and Barbados (all related party reinsurance treaties were commuted in 2009)  and two wholly-owned insurance agencies in the U.S.:  Avalon Risk Management Inc. (“Avalon”) (substantially all of the assets sold in 2009 as described further in the section below entitled “General Development of the Business - Avalon Risk Management Inc.”).

Name, Address and Incorporation

Kingsway was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, Kingsway filed articles of amendment deleting its private company share restrictions, subdividing its outstanding common shares on a three-for-one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, Kingsway filed articles of amendment to subdivide the common shares on a two-for-one basis. On April 27, 1998, Kingsway filed articles of amendment to subdivide the common shares on a two-for-one basis.

The head and registered office of Kingsway is located at 7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada, L5W 0A9.

Inter-Corporate Relationships

KFSI's subsidiaries and their inter-corporate relationship with KFSI are identified in the following diagram, and are also described in Note 2 to the 2009 annual consolidated financial statements of KFSI (the "Consolidated Financial Statements"), which Note is incorporated herein by reference. The Consolidated Financial Statements are available on SEDAR at www.sedar.com. All subsidiaries are 100% owned by the Company, directly or indirectly.

Inter-corporate Relationship Table

As at: March 31, 2010

KINGSWAY FINANCIAL SERVICES INC.
(Corporation – Ontario)
7120 Hurontario, Suite 800 Mississauga, Ontario L5W 0A9
100%
Kingsway General Insurance Company
(Corporation-Ontario)
100%
Kingsway Reinsurance Corporation
(Corporation-Barbados)
99.99%
Kingsway ROC GP
(General Partnership-DE)
100%
Kingsway ROC LLC
(LLC-DE)
100%
Kingsway America Agency Inc.
(Corporation-IL)
100%
Kingsway Nova Scotia Finance Inc.
(Corporation – Ontario)
100%
Kingsway America II Inc.
(Corporation – DE)
100%
Kingsway America Inc.
(Corporation-DE)
0.01%
100%
Kingsway Financial Capital Trust I
(Statutory Trust-DE)
100%
Kingsway Connecticut Statutory Trust I
(Statutory Trust-CT)
100%
Kingsway Connecticut Statutory Trust II
(Statutory Trust-CT)
100%
Kingsway Connecticut Statutory Trust III
(Statutory Trust-CT)
100%
Kingsway Delaware Statutory Trust III (TPS Issuer)
(Statutory Trust - DE)
100%
Kingsway Delaware Statutory Trust IV (TPS Issuer)
(Statutory Trust - DE)
100%
Kingsway Delaware Statutory Trust VI (TPS Issuer)
(Statutory Trust - DE)
100%
Northeast Alliance Insurance Agency, L.L.C.
(LLC-DE)
100%
Mendota Insurance Company
(Corporation-MN)
100%
Mendakota Insurance Company
(Corporation-MN)
100%
Mendota Insurance Agency, Inc.
(Corporation-TX)
20.68%
100%
American Service Insurance Company, Inc.
(Corporation-IL)
23.63%
100%
Universal Casualty Company
(Corporation-IL)
29.71%
KFS Capital LLC
(LLC-DE)
25.98%
100%
ARK Insurance Agency
(Corporation-IL)
100%
Hamilton Risk Management Company
(Corporation-FL)
100%
U.S. Security Insurance Company
(Corporation-FL)
100%
Appco Finance Corporation
(Corporation-PA)
100%
Insurance Management Services Inc.
(Corporation-FL)
100%
Kingsway Reinsurance (Bermuda) Ltd.
(Corp.-Bermuda)
100%
Kingsway 2009 LLC
(LLC – DE)
99.99%
Kingsway 2007 General Partnership
(General Partnership-DE)
0.01%
100%
Kingsway 2007 PD LLC
(LLC-DE)
100%
Southern United Fire Insurance Company
(Corporation-AL)
100%
Southern United General Agency of Texas, Inc.
(Corporation-TX)
100%
American Country Insurance Company
(Corporation-IL)
100%
American Country Underwriting Agency Inc.
(Corporation-IL)
100%
ARM Holdings, Inc.
(Corporation-IL)
100%
Mattoni Insurance Brokerage, Inc.
(Corporation-WA)
100%
Knight Underwriters Inc. (Corporation–DE)

DE means Delaware, USA
CT means Connecticut, USA
TX means Texas, USA
MN means Minnesota, USA
FL means Florida, USA
AL means Alabama, USA
IL means Illinois, USA
WA means Washington, USA

2.	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2007, Kingsway engaged in several transactions to raise capital and to build its non-standard insurance business. In 2008, Kingsway commenced a consolidation of its operations as the changing market underscored the fact that Kingsway lacked the flexibility to stay competitive. In early 2009, the consolidation accelerated as the Company moved toward a streamlined structure aimed at delivering operational efficiencies while maintaining geographic focus. This accelerated plan included the process of evaluating the profitability of every line of business with a focus on exiting non-core and unprofitable lines, determining which products and distribution channels would best position the Company for future growth, and aligning the cost base revenues.

The following disclosure describes events that have influenced the general development of the business of KFSI over the last three financial years.  Particular focus has been given to certain significant transactions that have occurred in the 2009 financial year that materially affected the Company.

Lincoln General Insurance Company

•
In 2006, the company experienced significant adverse reserve development at its Lincoln General subsidiary.   In 2007, a change in methodology and process used in estimating future claim liabilities added to this adverse reserve development. The adverse reserve development experienced by Lincoln General from the period 2007 to September 30, 2009 was approximately $504.3 million.

•
In the year ended December 31, 2008, there was a 55% reduction in trading business written at Lincoln General through the elimination of unprofitable programs and the loss of business resulting from A.M. Best downgrades.

•
On May 29, 2009, the Pennsylvania Insurance Department (the “DOI”) approved Lincoln General’s run-off plan.  This confidential document outlined Lincoln General’s plan to accomplish a voluntary, solvent run-off providing for an orderly, efficient resolution and payment of all policy-related and other obligations.  Included in this plan was the commutation of all reinsurance previously placed with affiliate Kingsway Reinsurance Corporation (Barbados).  The commutation of this reinsurance was formerly approved by the DOI via a Form D filing.

•
On October 19, 2009, KFSI announced that Kingsway America had disposed of its entire interest in its wholly-owned subsidiary Walshire General Assurance Company (“Walshire”). Walshire is the sole shareholder of Lincoln General.  All of the stock of Walshire was donated to charity, and with this disposition Lincoln General ceased being a member of the Kingsway group of companies.  Kingsway is of the view that disposing of Lincoln General provided all stakeholders, including policyholders, shareholders and creditors with improved long-term value and was consistent with Kingsway’s prior determination that it would not continue to voluntarily fund Lincoln General’s reserve shortfalls.  This disposition also assisted Kingsway in continuing to meet its regulatory and contractual obligations in respect of Lincoln General.

•
The extent of the Company’s obligations in connection with Walshire and its subsidiaries are: a $10 million cash contribution to Lincoln General (which was made in the fourth quarter of 2009); continued compliance with a run-off management agreement, including certain continued support to the run-off management team at Lincoln General; and continuing guarantee and reinsurance obligations to inter-company and third party insurance providers in respect of certain Lincoln General obligations.

•	The net assets of Walshire were written down to $nil, resulting in an after tax gain of $1.5 million.

•
On November 16, 2009 the DOI announced its intent to take legal action to unwind the donations on the basis that such donations required DOI consent. Via press release dated November 16, 2009, KFSI announced that it disagreed with the DOI’s position.  Kingsway maintains the view that the donations of the Walshire shares to the charities were lawfully made and that the DOI has no legal basis for demanding the unwinding of the donations. Kingsway further believes that any assertion by the DOI that the donations did not comply with law, or any suggestion that there could be any “repercussions” for the charities which received the lawful donations, are not only incorrect but also inappropriate. KFSI confirmed that while the Company was open to continuing discussions with the DOI with a view to reaching a mutually agreeable solution, KFSI was also prepared to defend its lawful right to dispose of the Walshire shares as it has done and would vigorously defend its position if required to do so.  KFSI also reconfirmed that it had met, and fully intended to continue meeting, its regulatory and contractual obligations in respect of Lincoln.

•
On November 19, 2009, KFSI asked the Commonwealth Court of Pennsylvania to declare that the October 19, 2009 donation of shares of the holding company of Lincoln General was lawful and did not require prior approval of the DOI.

•	On November 20, 2009 the DOI filed its own action in an attempt to challenge the disposition of Lincoln General.

•
The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.  The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

•	Please refer to the section “Legal Proceedings and Regulatory Actions” of this AIF for further discussion relating to this legal proceeding which remains open.

Jevco Insurance Company

•	On September 23, 2009, KFSI announced that JEVCO would assume the assets and liabilities of Kingsway General on October 1, 2009 effectively consolidating the Company’s Canadian business.

•
On November 23, 2009, as part of the Company’s overall business transformation plan, and operational developments resulting from the downgrade in KFSI’s rating by A.M. Best, the Company announced its intention to dispose of its majority interest in JEVCO.

•
On January 25, 2010, the Company announced that it had entered into a definitive purchase agreement with Westaim, for the sale of all of the issued and outstanding shares of JEVCO to Westaim for an aggregate purchase price of approximately 94.5% of the book value of JEVCO as at December 31, 2009. Please refer to the section entitled “Material Contracts” of this AIF for further discussion related to this transaction. On March 29, 2010, the sale to Westaim was completed.

•
A portion of the proceeds of sale was used to purchase sufficient Company indebtedness to ensure that KFSI continues to satisfy all financial covenants contained in bond agreements to which the Company and its affiliates are party.  Please refer the section entitled “Description of Capital Structure - Debt Securities” for additional discussion.

Zephyr Insurance Company, Inc.

•
On September 9, 2009, KFSI announced that it had entered into a definitive agreement to sell Zephyr to Zephyr Acquisition Company, an acquisition vehicle of Ocean Harbor Holding Inc. and MP Holdings LLC, a Hawaiian based investor group with an expected completion date during the fourth quarter of 2009 subject to the receipt of regulatory approvals.

•	On October 30, 2009 KFSI announced that the sale of Zephyr was completed for initial gross proceeds of $31.5 million U.S., plus a contingent, deferred earn-out amount.

Avalon Risk Management Inc.

•
On October 19, 2009, KFSI announced the completion of the sale of substantially all of the assets of Avalon, in furtherance of its focus on its core business. Avalon’s assets and liabilities were sold to FMG Specialty Insurance Agency LLC for consideration equal to $1.5 million, paid in cash and a note.

Business Transformation Plan

The Company continued to progress with its strategic transformation plan:

•
In April 2009, the Company launched a strategic transformation process with the objectives of aligning the organization around historically profitable core lines of business and to achieve an annualized savings run-rate of $120,000,000 by year-end 2010.

•
On August 7, 2009, KFSI provided an update on the Company’s strategic transformation process along with the announcement of its Q2 2009 financial results.  Highlights from this update include confirmation that the Company had largely completed the process of aligning the employee population in the U.S. with the new operating model, applying a disciplined and rigorous approach to getting people with the right skills and experience in the right roles to drive a successful turnaround of the business.  Support functions, including human resources, information technology and corporate legal, across the organization were consolidated to reduce duplication and eliminate unnecessary costs.  Staff were reduced by a further 165 in the quarter and $14 million, or 40.2% of the 2009 expense savings target, were achieved in the quarter while incurring approximately $10 million in transition costs.

•
On November 6, 2009, KFSI provided a further update on the Company’s strategic transformation process along with the announcement of its Q3 2009 financial results.  Staff were reduced by a further 240 in the quarter for a total of 850 year to date an additional $11.3 million in cost savings in the quarter with a total of $45 million for the year, substantially ahead of an originally communicated target of $34.8 million for 2009.

•	Due to the sale of assets, measuring progress of the original transformation targets is no longer applicable.

•
On January 4, 2010, the Company and its subsidiary Kingsway America Inc. acquired certain assets of Itasca Financial, LLC, (“Itasca”) a property and casualty insurance industry advisory firm. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual instalments. Itasca remained integral to the strategic transformation process during 2009, including addressing the capital allocation issues, debt buyback initiative and the divestiture strategy. The acquisition of Itasca and its associated insurance expertise provides a critical resource to the Company in order to assist with its transformation plan.

Other Developments

The following is a summary of additional events that have occurred over the past three fiscal years and that have influenced the general development of the business:

•
In April 2007, the acquisition of Mendota for a purchase price of approximately $51.1 million closed. The purchase of Mendota was financed through a combination of internal sources and KFSI's existing credit facilities. Mendota is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 19 states through a network of approximately 6,000 independent agency locations.

•
In July 2007, Kingsway 2007 General Partnership ("Kingsway GP"), a wholly-owned subsidiary of KFSI, completed a public offering of C$100,000,000 principal amount of 6% senior unsecured debentures of Kingsway GP for net proceeds of approximately C$99,188,000. The debentures are jointly and severally guaranteed by KFSI and Kingsway America. The guarantee of Kingsway America is an unsecured senior obligation of Kingsway America and ranks equally with all of Kingsway America's other unsecured senior indebtedness and ranks senior to all existing and future subordinated indebtedness of Kingsway America.

•	In December 2007, the previously issued C$78 million of 8.25% unsecured senior debentures which had a maturity date of December 31, 2007, were redeemed.

•
In December 2007, the Company entered into a 365 day C$70 million credit facility agreement, which supplemented the then existing $175 million that was originally entered into in June 2006 and set to mature in June 2009. During 2008, the Company repaid all outstanding amounts under this facility and the facility was terminated.

•	In June 2008, two of the Company's insurance subsidiaries, American Country and American Service, were consolidated under common management to reduce overhead and realize cost savings for the Company.

•
In July 2008, all of the amounts outstanding under the Company's $175 million credit facility that were set to mature in June 2009, were repaid. At the same time, the Company repaid C$19.9 million of the C$70 million outstanding under its 365 day credit agreement entered into in December 2007.

•
On September 30, 2008, the sale of York Fire and Casualty Insurance Company (“York Fire”), a former subsidiary of the Company, was completed for C$95 million. Following the sale of York Fire, the Company repaid its remaining short-term bank debt of approximately $48 million, with the balance of the proceeds applied to support growth in core business lines and for general corporate purposes.

•
In November 2008, two of the Company's insurance subsidiaries, Southern United and Hamilton Risk Management Company, were amalgamated under one management team to reduce overhead and realize cost savings for the Company.

•	In February 2009, the Company liquidated the majority of its investment portfolio holdings of common share equities, resulting in a realized loss of $18.2 million.

•
On June 5, 2009, the board of directors of the Company (the “Board”) authorized management to withdraw ratings provided by Standard & Poor’s and by DBRS in connection with its outstanding debt and securities, including its outstanding debt and units of the Kingsway Limited Return of Capital Trust.  This decision was taken as part of the Board’s ongoing cost cutting strategy.

•
On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid to acquire up to 1,000,000 preferred, retractable, cumulative units of Kingsway Linked Return of Capital Trust at a price per unit of C$12.00 in cash. This offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.

•
Kingsway GP announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway GP accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash. A further C$6,915,500 par was purchased during 2009 outside of the tender offer.

•
By September 30, 2009, the Company had commuted all of the reinsurance treaties between its U.S. subsidiaries and Kingsway Reinsurance Corporation and as at October 1, 2009, the intercompany reinsurance treaties between the Company’s Canadian operating units and Kingsway Reinsurance Corporation were commuted as well.  This was in addition (and unrelated) to the reinsurance commutations effected in connection with Lincoln General’s runoff plan.

•	In September, 2009, the Company launched the consolidated Personal Lines and Commercial Lines businesses in the U.S. under a single “Kingsway America Inc.” marketing brand.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company provides innovative insurance solutions to manage speciality risks for individuals and businesses in the United States and, until the disposition of JEVCO, in Canada. The Company's primary business is non-standard automobile insurance.  Non-standard automobile insurance is the insuring of drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors.  Other products offered by KFSI have included trucking insurance, commercial automobile insurance, commercial and personal property coverages, standard automobile insurance, motorcycle insurance and other specialty lines. As a result of the strategic transformation process implemented throughout 2009 along with the business entity dispositions described above, the Company’s focus is limited to primarily U.S. private passenger non-standard automobile insurance going into 2010.

Certain information with respect to the operations of the Company is set out below.  A detailed discussion of the Company's operations in the U.S. and Canada is included in the 2009 Management’s Discussion and Analysis in the section entitled “Corporate Overview” which is incorporated by reference herein.

In 2009, non-standard automobile business was the largest business line for KFSI and accounted for 77% of KFSI's $291.0 million of gross premiums written ("GPW") (GPW being the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2009.

KFSI's premium distribution by line and geographic areas is set out in Tables 1 and 2 of the 2009 Management’s Discussion and Analysis to the Consolidated Financial Statements, which Note is incorporated herein by reference.

In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $13.0 million in 2009 as compared to $24.1 million in 2008.

The selected Supplemental Financial Information set out in the section entitled “Result of Continuing Operations” of the 2009 Management’s Discussion and Analysis, which section is incorporated herein by reference, provides details of the GPW, underwriting profits, and key ratios from KFSI's insurance operations compared to industry results for the eight year period ending December 31, 2009.

Employees

As a result of the transformation program, including the sale of a number of operating subsidiaries, as at December 31, 2009 there were approximately 1,000 personnel supporting our continuing operations. None of our employees are represented by a labour union. We believe that we have good relations with our employees and we have never experienced a work stoppage. After the disposition of JEVCO, the Company currently employs 30 employees in Canada. As of April 1, 2010, there will be approximately 15 employees in Canada, mainly in administrative functions.

Liquidity and Capital Resources

As a holding company, Kingsway receives cash from its subsidiaries to meet its obligations generally in the form of dividends and management fees. The Company’s insurance subsidiaries fund their obligations primarily through premiums written and investment income as well as maturities in the investment portfolio. A full discussion is included in the section entitled “Financial Condition - Liquidity and Capital Resources” of the 2009 Management’s Discussion and Analysis, which section is incorporated herein by reference.

Investment Portfolio

The fair value of KFSI's investment portfolio, including cash, decreased 76.9% to $0.6 billion as at December 31, 2009 from $2.5 billion as at December 31, 2008. Adjusted for the discontinued operations the fair value of securities portfolio declined 18.37% to $0.6 billion as at December 31, 2009, from $0.7 billion as at December 31, 2008. Total realized yield on a pre-tax basis was 2.1% for the year compared with 3.1% for 2008. The investment portfolio as at December 31, 2009 and December 31, 2008 is comprised of assets from a number of different classes as reflected in Note 5 to the Consolidated Financial Statements and as set out in the 2009 Management’s Discussion and Analysis, which sections are incorporated herein by reference.

Intangible Properties

If the Company does not perform well, or if the outlook for our Company is significantly lower than historical trends, we may be required to recognize an impairment of intangible properties which could have a material adverse effect on our results of operations and financial condition.

Goodwill represents the value the Company paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent separately identifiable assets that provide future benefits such as our trade marks.  The Company reviews these assets for potential impairment on a regular basis as described in Note 20 to the Consolidated Financial Statements, which Note is incorporated herein by reference.

As at December 31, 2009, the Company’s total assets included approximately $nil of goodwill and $37.6 million of intangible assets. Please refer to the section entitled “Controls and Accounting Policies - Goodwill and Intangible Assets” in the 2009 Management’s Discussion and Analysis, which section is incorporated herein by reference. Adverse changes in the global economy or our business may result in impairment of our intangible properties. Such impairments could have a material adverse effect our reported operating income and capitalization.

Competitive Position

The insurance industry is price competitive in all markets in which Kingsway’s insurance subsidiaries operate. Kingsway’s subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks including terminating or repricing unprofitable business and focusing on good risks within specialty markets where limited competition allows for a good spread of risk and above average returns. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. As a result of a thorough analysis for all lines of business in 2009, it was determined that many were not profitable and necessary steps were taken to re-price or exit these lines of business. Additional discussion is included on in the section entitled “Revenues - Premium Income and Competitive Factors” of the 2009 Management Discussion and Analysis, which section is incorporated herein by reference.

During 2009, KFSI’s GPW decreased 28% to $376.8 million compared to $524.2 million in 2008. The decreases came primarily from the impact of terminations of unprofitable or non-core business programs and the continuing soft market conditions for virtually all lines of business KFSI writes. KFSI maintains the position that it is better to write less business at appropriate rate levels than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios.

The specialty lines that comprise KFSI’s core business require specialized skills in the areas of underwriting, distribution and claim handling.  The higher risk nature of non-standard automobile insurance requires knowledge of the market overall as well as knowledge of this specific segment of the insurance population.  KFSI has developed this specialized knowledge over the past ten years through both acquisition and experience.  The process through which the Company reduced staff in 2009 recognized these particular requirements and retained within the remaining employees that specialized skills and knowledge required for the overall smaller scale of the Company’s business.  As a result, these specialized skill sets were maintained within the organization while at the same time the overall quality of staff was improved.

KFSI’s business is positively correlated with the economic cycles in both the U.S. and Canada.  Consequently, volume of premiums written in 2009 was depressed on a relative basis.  KFSI’s business includes a very large number of relatively small insureds spread across a large and diverse geographic area in Canada and the U.S.  As a result, the Company’s business is not overly dependent on any one contract or commitment.  Some of KFSI’s business is sensitive to ratings from third party agencies such as A.M. Best.

Reorganization

Business Re-Alignment:

In 2009, the Company’s businesses were re-aligned under three business units:  1) Canadian Operations; 2) U.S. Non-Standard Auto; and 3) Emerging Markets in the U.S.  The consolidation and disposition of KFSI’s Canadian operations is described above in the section entitled “Three Year History”.  American Country, American Service, Mendota, Mendakota and Universal Casualty Corporation were aligned under the U.S. Non-Standard Auto Business Unit and Hamilton Risk Management remained under the management of the Emerging Markets Business Unit. This restructuring supported the strategic alignment necessary to implement the Company’s transformation process and created both economies of scope and scale.

Corporate Group Restructuring:

In response to recent income tax changes in Canada and the U.S., and in order to simplify the structure through which KFSI holds, indirectly, the shares of Kingsway America, certain members of the corporate group of KFSI were reorganized as follows.

Kingsway U.S. Finance Partnership and Kingsway U.S. Tier II Finance Partnership were dissolved. Metro Claim Services Inc. was amalgamated with Kingsway Finance Nova Scotia, ULC to form Kingsway Nova Scotia Finance ULC, which was subsequently converted into a limited liability company, being Kingsway Nova Scotia Finance Inc.

A new corporation, Kingsway America II Inc. was incorporated under the laws of Delaware, to hold the shares of Kingsway America Inc.

Risk Factors

The risk factors faced by KFSI are described under the section entitled "Risk Factors" in the 2009 Management’s Discussion and Analysis, which section is incorporated herein by reference.  The discussion of factors under such section may not be exhaustive of all possible factors and other factors could also adversely affect the Company’s results. All such factors should be considered carefully when making decisions with respect to the Company.

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

KFSI paid and declared cash dividends in the aggregate amount of C$0.04 per share, C$0.30 per share and C$0.30 per share for the fiscal years ended December 31, 2009, 2008 and 2007, respectively. As of the date hereof, there has been no dividend declared for 2010. Any decision to pay dividends on KFSI's common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board may consider appropriate in the circumstances.

5.	DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which 52,095,828 common shares were outstanding as of March 31, 2010. All common shares have the same attributes, including the right to one vote per share.

On November 9, 2007, KFSI announced its intention to commence a normal course issuer bid ("NCIB") to repurchase up to 2,780,000 common shares, ending no later than November 12, 2008 and being no more than five percent of the total number of common shares outstanding. During this period, 591,900 common shares were repurchased at an average price of C$12.21. On November 28, 2008, KFSI announced its intention to commence another NCIB to repurchase up to 2,753,426 common shares for the twelve month period commencing December 2, 2008 and ending no later than December 1, 2009 and being no more than 5% of the total number of common shares outstanding. For the period December 2, 2008 to July 28, 2009, the Company did not repurchase any common shares. On July 29, 2009, KFSI announced an amendment to its existing NCIB for common shares which ended on December 1, 2009 and authorized KFSI to repurchase up to 5,386,545 common shares. For the period July 29, 2009 to December 1, 2009, the Company repurchased 3,472,700 common shares at an average price of C$3.77.

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

Any future transactions that would constitute a change in Control of the Company's U.S. insurance company subsidiaries, including a change of Control of KFSI, would generally require the party acquiring Control to obtain the prior approval by the insurance departments of the insurance subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

The shareholder rights plan of KFSI dated February 12, 2004 was reconfirmed at the annual and special meeting of shareholders held on May 3, 2007 and expires on the earlier of: (i) the “Termination Time” (as defined in the plan) and (ii) the close of business on the date of the annual meeting of shareholders of the Company in 2010. The Board has elected not to put forward for approval by the shareholders a revised plan in the belief that not having a Shareholders Rights Plan is in the best interest of current and future shareholders.

Debt Securities

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

On July 14, 2005, Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015, of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million, 7.12% senior note due June 30, 2015 issued by an affiliate. On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of Kingsway, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of KLROC Trust at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. A further 136,500 units were purchased during 2009 outside of the KLROC Offer.

Kingsway America has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated Company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015.

On July 10, 2007, Kingsway GP issued C$100 million senior unsecured debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012.  During 2009, the Company repurchased debentures totalling an aggregate principal amount of C$16.1 million. As at December 31, 2009 C$83.9 million of this issue was outstanding. Subsequent to the year end, the Company entered into several debt repurchase trades, which were contingent upon the closing of the JEVCO sale transaction that was completed on March 29, 2010. The Company repurchased C$37.5 million of par value of the senior unsecured debentures due 2012, which debentures which will be cancelled.

On January 29, 2004, Kingsway America completed the sale of $100 million 7.50% senior notes due 2014. In March 2004 an additional $25 million of these senior notes were issued. During 2008 and 2009 the Company repurchased $17.5 million and $7.0 million of par value, respectively, of this offering. As at December 31, 2009 $100.5 million of this issue remains outstanding. Subsequent to the year end, the Company entered into several debt repurchase trades, which were contingent upon the closing of the JEVCO sale transaction that occurred on March 29, 2010. The Company repurchased US$47.9 million of par value of senior notes due 2014.

Kingsway GP announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway GP accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash. A further C$6,915,500  par was purchased during 2009 outside of the tender offer.

In May 2009, the Board delegated to the Capital Committee of the Board the authority to repurchase debt of the Company up to a maximum of $40 million. The Capital Committee of the Board has recommended that capital allocated for the buyback initiative that remained unused following the expiry of: (i) the 2010 Offer and (ii) the KLROC Offer be applied to the repurchase of Kingsway common shares pursuant to the Company’s normal course issuer bid.

Ratings

On June 5, 2009, the Company withdrew all ratings provided by Standard & Poor’s in connection with its outstanding securities as a part of its ongoing cost cutting strategy.

On June 5, 2009, the Company withdrew all ratings provided by DBRS as a part of its ongoing cost cutting strategy.

On September 8, 2009 A.M. Best downgraded the financial strength rating of Lincoln General to ‘D’ (Poor) and the issuer credit rating to “c” with a negative outlook.

On November 24, 2009, the Company announced that A.M. Best had downgraded the Company’s issuer credit rating from “b-“ to “ccc” and the downgrade of the financial strength ratings from “B” to “B-” for American Service Insurance Company Inc., JEVCO, Mendakota Insurance Company, Mendota Insurance Company, Southern United Fire Insurance Company, U.S. Security Insurance Company, Inc. and Universal Casualty Company.

The ratings received from rating organizations for securities of KFSI are described further under the section entitled “Risk Factors” in the 2009 Management’s Discussion and Analysis, which section is incorporated herein by reference.

6.	MARKET FOR SECURITIES

Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") (Symbol: KFS).

The following chart sets forth the high and low sales price and volume for the common shares of KFSI on the TSX (in Canadian dollars) and the NYSE (in US Dollars) for the periods so indicated:

	TSX			NYSE
2009	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
January	7.25	5.82	1,489,574	6.06	4.73	470,840
February	6.64	2.25	4,592,633	5.06	1.75	1,800,183
March	2.82	1.67	7,902,131	2.25	1.28	2,182,184
April	2.73	2.33	3,346,874	2.30	1.88	1,189,532
May	3.11	2.58	3,234,484	2.81	2.15	896,726
June	3.97	3.33	2,534,859	3.58	2.87	863,079
July	3.96	2.69	1,955,730	3.41	2.30	1,080,922
August	3.85	3.18	4,394,218	3.58	2.92	539,794
September	5.00	3.78	3,680,084	4.70	3.42	658,089
October	4.90	4.11	2,592,274	4.64	3.81	559,265
November	4.11	1.37	15,709,279	3.88	1.31	4,899,565
December	2.08	1.15	14,963,536	2.01	1.09	4,907,856

7.	DIRECTORS AND EXECUTIVE OFFICERS

The following tables and the notes thereto state the names of all directors and executive officers of the Company, all other positions or offices with the Company and its subsidiaries now held by them, their principal occupations or employment and the number of common shares and options to acquire common shares of the Company beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of the date hereof.

Directors

The name, municipality of residence and principal occupation of each of the directors are, as of the date hereof, as set forth below.  Such individuals have served as directors of KFSI since the dates set forth opposite their respective names and their respective terms as directors of KFSI shall expire at the next annual meeting of KFSI, scheduled to be held on May 27, 2010.

Name and Residence	Date First Elected as Director	Principal Occupation
Gregory Hannon(1)(4) Ontario, Canada	September 16, 2009	Vice President, Oakmont Capital Inc.
Terence Kavanagh(2)(3) Ontario, Canada	April 23, 2009	President, Oakmont Capital Inc.
Spencer L. Schneider(1)(4)(5) (Chairman) New York, USA	January 7, 2009	Attorney, Self-Employed
Colin Simpson(3)(5) Ontario, Canada	August 6, 2009	President and Chief Executive Officer, KFSI
Joseph Stilwell(1)(2)(3) New York, USA	April 23, 2009	Managing Partner, Stillwell & Associates, LP
(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Investment and Capital Committee
(4) Member of Corporate Governance and Nominating Committee
(5) Member of Disclosure Committee

For the past five years, each director has been engaged in his current occupation or in other capacities within the same or a related entity.

Executive Officers

The name, municipality of residence and position held with KFSI of each of the officers, are, as of the date hereof, as set forth below:

Name and Residence	Position with the Company	Principal Occupation
Daniel Brazier(1) Ontario, Canada	Interim Chief Financial Officer and Treasurer	Consultant, Resources Global Professionals (a business consulting firm with services in areas including finance and accounting, human capital, information management, and internal audit)
Denis Cloutier Ontario, Canada	Vice President and Chief Actuary (Canadian Operations)	Vice President and Chief Actuary (Canadian Operations), KFSI
Leslie DiMaggio Alabama, USA	Vice President, Information Technology	Vice President, Information Technology, KFSI
Kathleen A. Howie(1)(2) Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, KFSI
Glenn Penny Ontario, Canada	Vice President, Insurance Operations	Vice President, Insurance Operations, KFSI
Anastassia Plitman(3) Ontario, Canada	Vice President, Corporate Internal Audit	Vice President, Corporate Internal Audit, KFSI
Colin Simpson Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer, KFSI
Larry Swets Itasca, Illinois, USA	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development, KFSI
Barbara E. Valinski Lancaster, Pennsylvania, USA	Vice President, Corporate Human Resources	Vice President, Corporate Human Resources, KFSI
(1) Member of Disclosure Committee
(2) As of March 31, 2010, Ms. Howie will cease to be an executive officer of KFSI.
(3) As of March 31, 2010, Ms. Plitman will cease to be an executive officer of KFSI.

Except as noted below, for the past five years, each executive officer has been engaged in his current occupation or in other capacities within the same or a related entity.

•
Daniel Brazier joined KFSI as Interim Chief Financial Officer and Treasurer in 2009.  Mr. Brazier is also currently a consultant for Resources Global Professionals, which position he has held since April 2007.  He was Vice President Finance with CIBC from June 2004 until July 2006.

•	Denis Cloutier joined KFSI in January 2001 as Chief Actuary and was promoted to Vice President and Chief Actuary, Canadian Operations in September 2006.

•
Leslie DiMaggio originally joined KFSI in July 2000.  From January 2008 to November 2008 she served as the President and Chief Executive Officer of Southern United, a subsidiary of the Company and was promoted to Vice President, Operational Effectiveness of KFSI in November 2008.  In May 2009 Ms. DiMaggio was appointed Vice President, Information Technology of KFSI.

•
Kathleen Howie joined KFSI in December 2007. Prior thereto, Ms. Howie was a member of the office of the General Counsel of Chubb Insurance Company of Canada from September 2006 to December 2007. From September 2005 to August 2006 she was a member of the Corporate Legal Counsel department at RBC Insurance.

•	Glenn Penny joined KFSI in September 2008. Prior thereto Glenn was the Vice President, Claims at RBC General Insurance, a Canadian personal and other specialty lines insurer from 1997 to 2008.

•
Anastassia Plitman joined KFSI in July 2007. Prior thereto, Ms. Plitman was the Director of the Internal Audit and Controls Practice for Jefferson Wells International in Canada from February 2005 to June 2007.

•
Colin Simpson was appointed as the Chief Executive Officer of the Company on April 23, 2009.  Mr. Simpson has been with Kingsway since 2004, holding various positions, including Senior Vice-President and Chief Strategy Officer and Senior Vice President and Chief Operating Officer.  During this period, he was also the President and Chief Executive Officer of York Fire, a subsidiary of Kingsway, until it was sold in 2008.

•
Larry Swets was appointed Executive Vice President, Corporate Development of KFSI in 2009.  Prior to joining KFSI, Mr. Swets served as Managing Member for Itasca Financial LLC in from June 2005 until December 2009. Mr. Swets was Acting Chief Financial Officer of Risk Enterprise Management, Ltd. from November 2007 until December 2009, and Director Investments for Kemper Insurance between 1997 and 2005.  Presently, Mr. Swets is also engaged as Managing Member of Fund Management Group, which position he has held since 2007.

•
Barbara Valinski was appointed Vice President Corporate Human Resources of the Company on June 22, 2009.  Prior to that, she served as Vice President Human Resources for Lincoln General from May 23, 2005 until June 21, 2009. She was Market Director for Travel Time Travel Agency from November 2004 until May 22, 2005.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 9,103,496 (17.5%) of the total outstanding common shares of KFSI as of March 31, 2010. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such directors and officers of KFSI.

Conflicts of Interest

To the knowledge of KFSI, no director or officer of KFSI has an existing or potential material conflict of interest with KFSI or any of its subsidiaries.

Cease Trade Orders, Penalties, Sanctions and Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including KFSI), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including KFSI) that while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, to the knowledge of the Company, no director or executive officer or, to the knowledge of the Company, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body.

8.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Pennsylvania DOI has challenged the disposition to charities of Walshire and its subsidiaries (please refer to the section entitled “General Development of the Business - Three Year History” this AIF for a description of this transaction). On November 20, 2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, Kingsway America Inc. and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid.

On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed New Matter, a counterclaim. The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.

The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010. The DOI argued that three different Pennsylvania statutory provisions required that Kingsway and Kingsway America obtain the DOI's approval before making the donations. Kingsway and Kingsway America argued that the three statutes did not apply to the transactions on various bases, being: (i) that no person or entity acquired control of Lincoln General in the transactions; (ii) Lincoln General was not a party to these transactions; and (iii) there was no plan of asset transfer of Lincoln General. The Commonwealth Court reserved its decision. The timing of the decision is unknown at this time.

If the demurrers are unsuccessful, the complaints would proceed through the courts in due course.  If the courts ultimately do not find for the Company, they might revert control of Lincoln back to the Company, which would result in Lincoln’s financial results being included with the Company’s consolidated financial statements.

In addition, in connection with its operations, KFSI and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and KFSI does not believe that it will incur any significant additional loss or expense in connection with such actions.

9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In the three most recently completed financial years and the current financial year of the Company, no director, executive officer, or, to the knowledge of the Company, no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or associate or affiliate of any foregoing, other than what is specified below, had or is expected to have any material direct or indirect transactions with the Company that materially affected or would materially affect the Company.

In the fourth quarter of 2009, American Physicians Assurance Corporation (“AP Assurance”) agreed to provide the company with up to $20 million to finance the potential repurchase of senior debt.  Two of the members of the Board, Spencer Schneider and Joseph Stilwell, are also members of the board of American Physicians Capital Inc., of which AP Assurance is a subsidiary.  Neither of these individuals participated in the negotiation of the facility or the discussion or approval of the facility at the board level of KFSI or AP Assurance.  At the time of these negotiations, Mr. Stilwell had not yet been appointed to the Board.  No funds were ever drawn on this facility and it was withdrawn on February 25, 2010.

10.	AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

As of the date hereof, the Audit Committee of KFSI was composed of the following three members: Gregory Hannon (Chair), Spencer L. Schneider and Joseph Stilwell. The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix A to this AIF.

The Board believes that the composition of the Audit Committee reflected a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and the NYSE rules. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee.

The following is a description of the education and experience of each member of the Audit that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Gregory P. Hannon has been a Vice-President and Director of Oakmont Capital Inc. since 1997. He previously was a founding partner of Lonrisk, a Toronto-based specialty insurer and subsidiary of the London Insurance Group, where he was the Vice-President.  Prior to that, Mr. Hannon worked for the Continental Bank of Canada in commercial credit and as auditor for Arthur Andersen and Company, Chartered Accountants.    Mr. Hannon received a Bachelor of Commerce degree from Queen’s University in 1978 and an M.B.A. from The Harvard Business School in 1987. He currently sits on the Board of Delhi-Solac, a privately owned manufacturer of steel tubing.

Spencer L. Schneider has served, since 2002, on the audit committee of American Physicians Capital Inc. (“ACAP”), an insurance holding company, which is engaged in the business of providing medical professional liability insurance to physicians in the United States. In this role, Mr. Schneider has been actively involved in reviewing ACAP’s quarterly and annual filings.

Joseph Stilwell, as managing partner of Stilwell Associates, LP, has over 17 years of experience in managing his own is investment funds, with a great deal of his time being dedicated to analyzing financial statements.  Mr. Stillwell is also a graduate from the Wharton School of the University of Pennsylvania with a Bachelor of Science in Economics.

Auditor Service Fees

Aggregate fees paid to the Company's Auditors during the fiscal years ended December 31, 2009 and 2008 were as follows:

(in Canadian dollars)	2009 Fee Amount	2008 Fee Amount
Audit Fees	C$3, 791,931	C$4,549,500
Audit-Related Fees	C$175,000	C$136,200
Tax Fees	C$704,807	C$397,300
All Other Fees	C$2,000	C$2,000
Total:	C$4,673,738	C$5,085,000

Audit Fees represent the aggregate fees billed by the Company’s external auditors for professional services rendered for the audit of the consolidated financial statements of the Company and its subsidiaries, and for the reviews of the Company’s quarterly financial statements.

Audit-Related Fees represent the aggregate fees billed by the Company’s external auditors for indirect audit services provided.   These fees included consultations relating to financial accounting and reporting standards and French translation services.

Tax Fees represent the aggregate fees billed by the Company’s external auditors for tax services related to tax compliance, tax advice and tax planning. These services included analyses of various tax matters affecting the Company.

All Other Fees represent the aggregate fees billed by the Company’s external auditors for services other than Audit, Audit-Related and Tax.   These services relate to a subscription for online accounting research.

11.	TRANSFER AGENT AND REGISTRAR

KFSI's transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

12.	INTERESTS OF EXPERTS

Name of Experts

KPMG LLP prepared auditors' reports in regard to the Consolidated Financial Statements and in regard to the Company's internal control over financial reporting at December 31, 2009. The Canadian Institute of Chartered Accountants gives authority to the reports.

Pierre Laurin, of the Tillinghast insurance consulting business of Towers Watson & Co., prepared an actuary report in regard to the Consolidated Financial Statements. The Canadian Institute of Actuaries gives authority to the report.

Interests of Experts

KPMG LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U. S. Securities Exchange Commission.

Pierre Laurin, of the Tillinghast insurance consulting business of Towers Watson & Co. has advised that he is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Canadian Institute of Actuaries.

13.	MATERIAL CONTRACTS

On June 29, 2009, the Company entered into a run-off management agreement with Rockwall Financial Advisors, LLP, an external run-off manager, to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the run-off manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1, 2014.

On January 25, 2010, the Company, as seller, entered into a purchase agreement with Westaim, as purchaser. The agreement provides for the sale of all of the issued and outstanding shares in the capital of JEVCO to Westaim for a purchase price of approximately 94.5% of the book value of JEVCO as at December 31, 2009, subject to adjustments. The sale of JEVCO to Westaim closed on March 26, 2010. A portion of the proceeds from this transaction were used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions did not apply. This transaction is expected to improve the Company’s capital flexibility and reduce the debt service costs required going forward.

14.	ADDITIONAL INFORMATION

Financial information about the Company is contained in its Consolidated Financial Statements and Management's Discussion and Analysis for fiscal year ended December 31, 2009, which are available on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI's latest proxy circular dated as of March 16, 2009 in connection with its annual meeting of shareholders held on April 23, 2009, which involved the election of directors.

Copies of this AIF Form as well as copies of the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2009 may be obtained from:

Kingsway Financial Services Inc.
c/o Colin Simpson
7120 Hurontario Street, Suite 800
Mississauga, Ontario
L5W 0A9

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

Kingsway Financial Services Inc

I.	Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company’s financial statements, (b) the Company’s compliance with legal and regulatory requirements, (c) the external auditor’s qualifications and independence, and (d) the performance of the company’s corporate internal audit department function and the performance of the external auditors.  The Audit Committee’s primary duties and responsibilities are to:

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

The Committee shall meet at least quarterly, or more frequently as circumstances dictate.  The Audit Committee shall prepare and/or approve an agenda in advance of each meeting.  The committee should meet privately in executive session with each of management, the external auditors, the external appointed actuary, the corporate internal auditor and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

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

29.
Establish, review, and update periodically a Code of Conduct of the CEO and other Senior Financial Officers and Code of Ethical Conduct for others and ensure that management has established a system to enforce these codes.

30.	The Audit Committee will annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

Kingsway Financial Services Inc. 2009 Annual Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management has used the Internal Control - Integrated Framework to assess the effectiveness of the Company’s internal control over the financial reporting as of December 31, 2009, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and has concluded that such internal control over financial reporting is effective as of December 31, 2009.  There are no material weaknesses that have identified by management in this regard.

The independent registered public accounting firm, KPMG LLP, appointed by the Audit Committee and ratified by the shareholders, who have audited the consolidated financial statements, have also audited the internal control over financial reporting and have issued an attestation on the effectiveness of the Company’s internal control over financial reporting.

Colin Simpson President & Chief Executive Officer	Daniel Brazier Chief Financial Officer

March 31, 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited Kingsway Financial Services Inc.’s ("the Company’s") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2009, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 31, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2010

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

CONSOLIDATED FINANCIAL STATEMENTS

ROLE OF THE ACTUARY

With respect to the preparation of these financial statements, management prepares a valuation, including the selection of appropriate assumptions, of the Company’s obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, the independent actuary, Pierre Laurin of Towers Watson, carries out a review of management’s valuation of the estimated unpaid claim liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the estimated unpaid claim liabilities recorded by management to meet all policyholder claim obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, and review of the valuation process used by management. In performing the review of these estimated liabilities determined by management, which are by their very nature inherently variable, the actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, and develops appropriate methodologies taking into consideration the circumstances of the Company and the nature of the insurance policies in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In carrying out its work, the independent actuary makes use of the work of the independent registered public accounting firm with regards to data upon which their calculations are based.

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

Colin Simpson President & Chief Executive Officer March 31, 2010	Daniel Brazier Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. (the “Company”) as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, statements of changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2009 and 2008, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2010

CONSOLIDATED FINANCIAL STATEMENTS

ACTUARY’S REPORT

I have reviewed the unpaid claims liabilities of Kingsway Financial Services Inc. determined by management and recorded in its consolidated balance sheet at December 31, 2009 and 2008 and their changes in the consolidated statement of operations for each of the years in the three year period ended December 31, 2009 in accordance with Canadian accepted actuarial practice.

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

Pierre Laurin, Towers Watson
Fellow Canadian Institute of Actuaries
March 31, 2010

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

As at December 31
	2009	2008
Assets
Cash and cash equivalents	$58,726	$63,928
Securities (Note 5)	512,197	637,595
Accrued investment income	4,158	16,755
Financed premiums	15,237	16,533
Accounts receivable and other assets	94,285	133,167
Due from reinsurers and other insurers (Note 13)	4,938	15,795
Deferred policy acquisition costs	29,088	39,290
Income taxes recoverable	15,883	448
Future income taxes (Note 14)	9,481	15,840
Capital assets (Notes 1, 9)	30,308	31,511
Goodwill and intangible assets (Notes 1, 2(e), 20)	37,573	50,215
Assets held for sale (Notes 4, 27(b))	1,145,481	2,322,364
	$1,957,355	$3,343,441
Liabilities and Shareholders’ Equity
Liabilities:
Loans payable (Note 17(d))	$66,222	$66,222
Accounts payable and accrued liabilities	61,041	81,467
Unearned premiums	120,657	163,111
Unpaid claims (Note 15)	368,501	374,799
Senior unsecured debentures (Notes 17(b), 27(b))	176,764	185,203
Subordinated indebtedness (Note17(c))	87,415	87,383
Liabilities held for sale (Notes 4, 27(b))	907,416	1,931,684
	$1,788,016	$2,889,869
Shareholders’ equity:
Share capital (Note 10)	295,291	322,344
Contributed surplus	20,549	9,791
Retained earnings (deficit)	(193,572)	98,564
Accumulated other comprehensive income	47,071	22,873
	169,339	453,572
Contingent liabilities (Notes 4, 19)
Subsequent events (Notes 4, 28)
	$1,957,355	$3,343,441
See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Spencer Schneider	/s/ Greg Hannon
Spencer Schneider	Greg Hannon
Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31
	2009	2008	2007
Gross premiums written	$376,792	$524,191	$510,142
Net premiums written	$385,638	$510,008	$503,171
Revenue:
Net premiums earned (Note 13)	$430,221	$524,816	$500,101
Net investment income (Note 5)	2,728	35,311	42,243
Net realized investment gains (losses) (Note 5)	10,248	(11,202)	2,207
	443,197	548,925	544,551
Expenses:
Claims incurred (Notes 13 and 15)	355,905	372,682	357,132
Commissions and premium taxes (Note 13)	73,714	85,997	89,865
General and administrative expenses	110,484	109,570	97,745
Restructuring costs (Note 24)	14,783	-	-
Interest expense	23,912	35,022	38,868
Amortization of intangible assets (Note 1)	10,650	10,394	7,167
Goodwill impairment (Note 20)	-	50,074	-
	589,448	663,739	590,777
Loss from continuing operations before unusual item and income taxes	(146,251)	(114,814)	(46,226)
Gain on buy-back of debt (Note 17)	9,501	652	-
Loss from continuing operations before income taxes	(136,750)	(114,162)	(46,226)
Income taxes (recovery) (Note 14):
Current	(32,702)	(10,835)	6,475
Future	2,292	39,440	(10,708)
	(30,410)	28,605	(4,233)
Loss from continuing operations	$(106,340)	$(142,767)	$(41,993)
Income (loss) from discontinued operations, net of taxes (Note 4)	(186,132)	(297,597)	23,467
Gain on disposal of discontinued operations, net of taxes (Note 4)	2,185	34,499	-
Net loss	$(290,287)	$(405,865)	$(18,526)
Per share amounts (in dollars) (Note 10):
Loss per share - continuing operations
Basic	$(1.97)	$(2.59)	$(0.74)
Diluted	$(1.97)	$(2.59)	$(0.74)
Loss per share - discontinuing loss
Basic	$(3.41)	$(4.76)	$0.42
Diluted	$(3.41)	$(4.76)	$0.42
Loss per share - net loss
Basic	$(5.38)	$(7.35)	$(0.32)
Diluted	$(5.38)	$(7.35)	$(0.32)
Dividends declared per common share (in Canadian dollars)	$0.04	$0.30	$0.30

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

Years ended December 31
	2009	2008	2007
Share capital
Balance at beginning of year	$322,344	$326,151	$328,473
Issued during the year	-	89	1,082
Repurchased for cancellation	(27,053)	(3,896)	(3,404)
Balance at end of year	295,291	322,344	326,151
Contributed surplus
Balance at beginning of year	$9,791	$7,619	$5,352
Stock option adjustment	(4,186)	2,172	2,267
Repurchase of shares for cancellation	14,944	-	-
Balance at end of year	20,549	9,791	7,619
Retained earnings (deficit)
Balance at beginning of year	$98,564	$521,165	$560,126
Net loss for the year	(290,287)	(405,865)	(18,526)
Common share dividends	(1,849)	(15,460)	(15,710)
Repurchase of shares for cancellation	-	(1,276)	(4,725)
Balance at end of year	(193,572)	98,564	521,165
Accumulated other comprehensive income
Balance at beginning of year	$22,873	$85,866	$7,011
Cumulative effect of adopting new accounting policies	-	-	17,672
Other comprehensive income (loss) (Note 2(c))	24,198	(62,993)	61,183
Balance at end of year	47,071	22,873	85,866
Total shareholders’ equity at end of year	$169,339	$453,572	$940,801

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)
Years ended December 31
	2009	2008	2007
Comprehensive income (loss)
Net loss	$(290,287)	$(405,865)	$(18,526)
Other comprehensive income (loss), net of taxes:
• Change in unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the year, net of income taxes(1)	7,170	14,201	19,885
Reclassification to net loss of realized gains, net of income taxes (2)	(24,064)	(11,361)	(13,312)
• Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	34,489	(56,988)	54,610
• Gain (loss) on cash flow hedge	6,603	(8,845)	-
Other comprehensive income (loss)	24,198	(62,993)	61,183
Comprehensive income (loss)	$(266,089)	$(468,858)	$42,657
(1)   Net of income tax (recovery) of $(7,403) in 2009, $(3,827) in 2008.
(2)   Net of income tax of $3,530 in 2009, $5,516 in 2008.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31
	2009	2008	2007
Cash provided by (used in):
Operating activities:
Net loss	$(290,287)	$(405,865)	$(18,526)
Items not affecting cash:
Loss (Income) on discontinued operations	183,947	263,098	(23,467)
Amortization of intangibles and goodwill impairment	10,650	60,468	7,167
Amortization of capital assets and deferred charges	3,208	4,358	4,899
Future and current income taxes	(30,410)	28,605	(4,233)
Net realized losses (gains)	(10,248)	11,202	(2,207)
Amortization of bond premiums and discounts	5,887	477	2,212
	(127,253)	(37,657)	(34,155)
Change in non-cash balances:
Deferred policy acquisition costs	10,202	3,882	(15,111)
Due from reinsurers and other insurers	10,857	29,966	(62,769)
Unearned premiums	(42,454)	(49,927)	63,215
Unpaid claims	(6,298)	(16,097)	69,986
Increase in contributed surplus	10,758	2,172	2,267
Net change in other non-cash balances	(522,128)	(468,549)	169,542
	(666,316)	(536,210)	192,975
Financing activities:
Increase (decrease) in share capital, net	-	89	1,082
Repurchase of common shares for cancellation	(27,053)	(5,172)	(8,129)
Common share dividend	(1,849)	(15,460)	(15,710)
Increase (decrease) in bank indebtedness and loans payable	32	29	(3,146)
Increase (decrease) in senior unsecured debentures	(8,439)	(34,877)	28,151
	(37,309)	(55,391)	2,248
Investing activities:
Purchase of securities	(1,866,041)	(544,247)	(1,206,750)
Proceeds from sale of securities	2,459,160	984,215	1,060,409
Financed premiums receivable, net	1,296	(481)	(4,010)
Acquisitions	-	-	(44,721)
Net proceeds from sale of discontinued operations	43,858	44,067	-
Additions to capital assets	(2,005)	7,775	(16,127)
	636,268	491,329	(211,199)

Net change in cash and cash equivalents for discontinued operations	62,155	41,728	39,163

Increase (decrease) in cash position during the year	(5,202)	(58,544)	23,187
Cash and cash equivalents, beginning of year	63,928	122,472	99,285
Cash and cash equivalents, end of year	$58,726	$63,928	$122,472
Supplementary disclosure of cash information:
Represented by:
Cash on hand and balances with banks	53,702	59,321	116,855
Investments with maturities less than 30 days	5,024	4,607	5,617
Cash and cash equivalents, end of year	$58,726	$63,928	$122,472
Cash paid for:
Interest	$28,985	$36,581	$35,586
Income taxes	(21,262)	5,594	24,321
 See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

NOTE 1	CHANGES IN ACCOUNTING POLICIES

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 3	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS

NOTE 4	DISCONTINUED OPERATIONS AND RELATED CONTINGENCIES

NOTE 5	SECURITIES

NOTE 6	FINANCIAL INSTRUMENTS

NOTE 7	CAPITAL MANAGEMENT

NOTE 8	HEDGES

NOTE 9	CAPITAL ASSETS

NOTE 10	SHARE CAPITAL

NOTE 11	STOCK-BASED COMPENSATION

NOTE 12	PENSION BENEFITS

NOTE 13	UNDERWRITING POLICY AND REINSURANCE CEDED

NOTE 14	INCOME TAXES

NOTE 15	UNPAID CLAIMS

NOTE 16	SEGMENTED INFORMATION

NOTE 17	INDEBTEDNESS

NOTE 18	VARIABLE INTEREST ENTITIES

NOTE 19	COMMITMENTS AND CONTINGENT LIABILITIES

NOTE 20	GOODWILL AND INTANGIBLE ASSETS

NOTE 21	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

NOTE 22	CONTRACTUAL OBLIGATIONS

NOTE 23	RELATED PARTY TRANSACTIONS

NOTE 24	RESTRUCTURING CHARGES

NOTE 25	COMPARATIVE FIGURES

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

NOTE 27	SUBSEQUENT EVENTS

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

NOTE 1	CHANGES IN ACCOUNTING POLICIES:

Commencing January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  As a result of adopting the new standard, certain software costs previously recorded as Capital assets are now recorded as Intangible assets in the Consolidated Balance Sheet. Comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.  Accordingly, as at December 31, 2008, $10.4 million was reclassified from Capital assets to Intangible assets. The related amortization expense that was previously recorded in General and administrative expenses on the Consolidated Statement of Operations is now recorded as Amortization of intangibles. Accordingly, $5.5 million for the year ended December 31, 2008 was reclassified from General and administrative expenses to Amortization of intangibles.

Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (“EIC”) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”).  EIC-173 clarifies the consideration of entity’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. There was no resulting difference noted on adoption.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures.  The amendments focused on improving disclosures about financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The Company has adopted these amendments and has included these disclosures in Note 6.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition. The Company holds interests in variable interest entities that are not included in the consolidated financial statements and which are more fully described in Note 18.

The following is a list of the material subsidiaries, all of which are 100% owned, directly or indirectly, with the jurisdiction of incorporation indicated in brackets: 7120 Hurontario Limited Partnership (Ontario); American Country Insurance Company (Illinois); American Country Underwriting Agency Inc. (Illinois); American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Appco Finance Corporation (Pennsylvania); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); Jevco Insurance Company (Quebec); KFS Capital LLC (Delaware); Kingsway 2007 General Partnership (Delaware); Kingsway America Inc. (Delaware); Kingsway America II Inc. (Delaware); Kingsway General Insurance Company (Ontario); Kingsway Nova Scotia Finance, ULC (Nova Scotia); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Mendota Insurance Company (Minnesota); Mendakota Insurance Company (Minnesota); Northeast Alliance Insurance Agency L.L.C. (formerly RPC Insurance Agency) (Delaware), Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Texas); U.S. Security Insurance Company (Florida); and Universal Casualty Company (Illinois);

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

The Company has classified the securities held in its investment portfolio as available-for-sale (“AFS”) and held-to-maturity (“HTM”). During the year, the Company concluded that it had both the intent and ability to hold a portion of the Company’s fixed income investments to maturity and accordingly reclassified a portion of its investment portfolio to the HTM category.  See Note 5 for further details. The HTM portfolio, which was established during 2009 in the Jevco Insurance Company (“Jevco”) securities portfolio, is included in “Assets held for sale” as at December 31, 2009.

AFS fixed income and equity investments are carried at their fair value, whereby the unrealized gains and losses are included in Accumulated Other Comprehensive Income (“AOCI”) until sale or until an other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the statement of operations. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “Net realized gains (losses)”. HTM investments are carried at amortized cost.

The Company accounted for the transfer of fixed income investments from the AFS to the HTM category at the estimated fair value of the investments at the date of transfer which represents their amortized cost as HTM investments. Any unrealized gains or losses, net of taxes, at the date of transfer continue to be reported as a component of accumulated other comprehensive income, and will be amortized over the remaining life of the investments through other comprehensive income. The original premium or discount will continue to be amortized on a constant yield basis to maturity as a component of investment income.

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

(d)	Cash and cash equivalents:

Cash and cash equivalents includes cash and securities with maturities of less than thirty days.

(e)	Goodwill and intangible assets:

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

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. For motorcycle premiums, a higher percentage of the premiums are earned during the summer months, which constitute the motorcycle riding season in Canada. For all other lines of business, the premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year end.

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

The consolidated financial statements have been presented in U.S. dollars as the Company’s principal investments and cash flows are influenced primarily by the U.S. dollar. The operations of its subsidiaries in Canada, Bermuda and its head office operations are self sustaining. Assets and liabilities of non U.S. dollar denominated subsidiaries are translated at year end rates of exchange. Revenues and expenses of non U.S. dollar denominated subsidiaries are translated into U.S. dollars at the average monthly exchange rate. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity under the caption “Accumulated other comprehensive income”. The currency translation adjustment will change with fluctuations in the Canadian to U.S. dollar exchange rate.

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

The Company has a stock-based compensation plan which is described in Note 11. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds together with the amount recorded in contributed surplus, is recorded in share capital.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees and non-employee directors on exercise of these stock options is credited to share capital.

(m)	Capital assets:

Capital assets are reported in the financial statements at amortized cost. Amortization of capital assets has been provided using the straight-line method over the estimated useful lives of such assets. The useful lives range from 10 to 40 years for buildings, 3 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 3 to 5 years for computer hardware and 3 to 5 years for automobiles.

NOTE 3	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS:

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that a profit-oriented publicly accountable enterprise will be required to adopt International Financial Reporting Standards (“IFRS”). IFRS will replace current Canadian general accepted accounting principles (“GAAP”) for those enterprises. For the Company, IFRS will be effective for interim and annual periods commencing January 1, 2011, including the preparation and reporting of one year of comparative figures. The Company has established a changeover plan in order to transition its financial statement reporting, presentation and disclosure under IFRS to meet the January 1, 2011 deadline.

The Company has undertaken the following Phases of the IFRS conversion process:

Phase 1, Initial Assessment:
-	Prepared a project charter;
-	Formed a steering committee;
-	Established a project plan;
-	Performed a high level impact assessment on the Company’s financial statements.

Phase 2, Detailed Assessment:
-	Identified the IFRS vs. Canadian GAAP gap analysis;
-	Performed the accounting strategy analysis;
-	Performed the information technology and internal controls impact assessments;
-	Performed the business impact assessment;
-	Designed employee training strategy;
-	Elected the IFRS 1 First time adoption of IFRS optional exemptions.

Phase 3, Solutions Development:
-	Selected IFRS accounting policies;
-	Designed internal controls;
-	Identified proposed system changes;
-	Quantification of IFRS and Canadian GAAP differences;
-	Preparation of proforma IFRS Financial Statements;
-	Income Tax impact assessment;
-	Renegotiation of contracts impacted by IFRS.

Phase 4, Implementation:
-	Preparation of 2010 IFRS opening balance sheet and comparatives for each quarter of 2010;
-	Implementation of IFRS accounting policies;
-	Perform system enhancements to report under IFRS;
-	Implement new accounting and business processes;
-	Execute IFRS technical training and change to processes;
-	Update accounting policy manual and guidelines.

Phase 1 and Phase 2 of the Conversion Project were completed in 2008 and 2009 respectively, and the Company has commenced Phase 3. The project is expected to be completed by December 31, 2010.

As accounting standards and interpretations continue to change prior to the transition, the Company has and will continue to adjust its IFRS conversion plan accordingly.  The Company has been monitoring the development of standards as issued by the International Accounting Standards Board (“IASB”) and the Canadian AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators and the Office of the Superintendent of Financial Institutions (“OSFI”).

NOTE 4	DISCONTINUED OPERATIONS AND RELATED CONTINGENCIES:

Walshire Assurance Company (“Walshire”), Zephyr Insurance Company, Inc. (“Zephyr”) and Avalon Risk Management Inc. (“Avalon”), previously disclosed as part of the United States segment, and Jevco, Kingsway General Insurance Company (“KGIC”) and York Fire and Casualty Insurance Company (”York Fire”), previously disclosed as part of the Canadian segment, have been classified as discontinued operations and the results of their operations are reported separately for all periods presented.

Summarized financial information for discontinued operations is shown below.

Years ended December 31
	2009	2008	2007
Operations:
Revenue	616,651	1,032,747	1,513,142
Income (loss) from discontinued operations before income taxes	(168,380)	(257,831)	24,815
Income taxes (recovery)	17,752	39,766	1,348
Income (loss) from discontinued operations before gain on disposal, net of taxes	(186,132)	(297,597)	23,467
Disposals:
Gain on disposal before income taxes	1,860	41,411	-
Income taxes (recovery)	(325)	6,912	-
Gain on disposal, net of taxes	2,185	34,499	-
Income (loss) from discontinued operations, net of taxes	(183,947)	(263,098)	23,467

In the following table, the assets and liabilities at December 31, 2009 relate to Jevco, and the 2008 comparatives consist of Jevco and all other companies disposed in 2009.

As at December 31
	2009	2008
Assets
Cash and cash equivalents	$62,155	$41,728
Securities	852,131	1,732,890
Accrued Investment Income	5,970	7,799
Finance Premiums	51,340	45,083
Accounts Receivable and other assets	19,930	143,283
Due from reinsurers and other insurers	76,293	162,150
Deferred policy acquisition costs	29,974	114,465
Income taxes recoverable	(5,295)	14,289
Future income taxes	2,802	9,451
Capital assets	48,885	71,430
Goodwill and intangible assets	1,296	5,996
Assets held for sale and of discontinued operations	$1,145,481	$2,348,564
Liabilities
Accounts payable and accrued liabilities	$9,759	$54,098
Unearned premiums	144,323	373,369
Unpaid claims	753,334	1,504,217
Liabilities held for sale and of discontinued operations	$907,416	$1,931,684

      Walshire:

In May 2009, the Company placed all of Lincoln General Insurance Company (“Lincoln”) into voluntary run-off.  After that date Lincoln continued to experience losses from unfavourable reserve development. The result of Lincoln’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, Kingsway America Inc. (“KAI”), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire.  Walshire is the sole shareholder of Lincoln. All of the stock of Walshire has been donated to charities, and with this disposition Lincoln ceases being a member of the Kingsway group of companies.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Lincoln.  On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid.  On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed a New Matter (in essence, a Counterclaim). The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The analogous procedure, in Ontario, would be a motion to strike out a pleading for failure to disclose a cause of action.  The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010, which has reserved its decision.  The timing of the decision is at the discretion of the Commonwealth Court.

If the demurrers are unsuccessful, the complaints would proceed through the courts in due course.  If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements.  If the Commonwealth Court or a higher court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in the fourth quarter. The Company also maintains an obligation to provide certain continued administrative support to the run-off management team at Lincoln and human resources services previously provided to Lincoln by the Company have been terminated.  The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions.  These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

On June 29, 2009, Kingsway and Lincoln entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the run-off manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1, 2014. As a result of the October 19, 2009 disposition of Walshire and Lincoln, the Company has accrued $2.5 million for the minimum and an additional $3.4 million relating to the annual service contract for a total compensation of $5.9 million as at December 31, 2009.  In addition, the Company has guaranteed the portion of the management fees payable by Lincoln to the run-off manager.  See Note 19(d) for additional details.

At September 30, 2009, the total investment in Walshire was written down to nil.  After taking into account the operating loss of Lincoln from October 1 to 19, 2009, factoring in realized investment gains and the write down of net assets, a net gain on disposal of $1.4 million was recorded and included in discontinued operations.  The results of Lincoln from January 1 to October 19, 2009, the aggregate of the write-down of the investment in Walshire and the $10.0 million cash payment have been included in the income (loss) from discontinued operations, net of taxes line item in the Company’s consolidated statement of operations for the year ended December 31, 2009.

The company’s revenues from discontinued operations relating to Walshire were $226.1 million, $521.3 million and $868.1 million in 2009, 2008 and 2007 respectively.  In total, the Company’s loss from discontinued operations relating to Walshire, net of taxes was $156.9 million, $259.1 million and $85.4 million in 2009, 2008 and 2007 respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of Walshire were $649.1 million, $322.7 million and $889.3 million respectively.

Zephyr:

On October 30, 2009, the company completed its previously announced sale of Zephyr, a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes, for $31.5 million plus a settlement of pre-closing earnings and other post closing adjustments of $5.5 million.

As a result of the disposal, the Company recognized an after tax gain of $2.9 million during 2009.  The company’s revenues from discontinued operations relating to Zephyr were $14.1 million, $14.6 million and $10.1 million in 2009, 2008 and 2007 respectively.  In total, the Company’s income (loss) from discontinued operations including the gain on disposal, net of taxes were $11.6 million, $(0.2) million and $4.9 million in 2009, 2008 and 2007 respectively.

Avalon:

On October 9, 2009, specific assets of Avalon Risk Management Inc. were sold for $1.5 million pursuant to an Asset Purchase agreement with FMG Specialty Insurance Agency LLC.  The agreement also included a transition services agreement.

As a result of the disposal, the Company recognized an after tax gain of $1.0 million during 2009.  As described in Note 20(b), the Company wrote down the remaining associated intangible assets of $1.6 million.  The company’s revenues from discontinued operations relating to Avalon were $5.4 million, $15.1 million and $11.6 million in 2009, 2008 and 2007 respectively.  In total, the Company’s loss from discontinued operations relating to Avalon, net of taxes were $6.7 million, $1.9 million and $1.6 million in 2009, 2008 and 2007 respectively.

Canadian Operations:

As a result of the Company’s ongoing strategic initiatives (Note 24), on October 1, 2009, Jevco assumed the assets and liabilities of KGIC, a wholly owned Canadian subsidiary of the Company.

On November 20, 2009, the Company was advised by A. M. Best Company (“A. M. Best”) that the financial strength rating for Jevco was downgraded from “B” to “B-“.  On November 23, 2009, as a result of A.M. Best’s downgrade of Jevco’s financial strength rating, the company undertook to dispose of its majority interest in Jevco.

On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation (“Westaim”) to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$264.2 million.  This was based on 94.5% of the difference between the book value of Jevco as at December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments.  The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012.  The Company also has the option to sell a property that was included in the purchase agreement.  The purchase price will decrease if the sale price of the property is less than its carrying value, up to a maximum of approximately C$6.3 million.  The purchase price will increase by 94.5% of every dollar that the sale price exceeds the carrying value.  The Company currently has an offer from a third party to purchase the property, for approximately its carrying value.

In connection with the sale of Jevco, the Company recorded a write-down of $26.6 million, which represents the difference between the net book value of Jevco and the purchase price less selling costs and excluding any contingent adjustments not determinable until a future date.

In addition, since the purchase price of Jevco was less than its net book value, it was determined that the goodwill relating to the Canadian operating segment was fully impaired.  As a result, the Company recorded in operating income a non-cash goodwill impairment charge relating to the Canadian operations of $6.9 million.

Due to covenant restrictions associated with the sale of restricted subsidiaries under the Kingsway America Inc., 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply.  Subsequent to December 31, 2009, the company entered into a series of contingent trades which were completed on March 30, 2010, whereby the Company repurchased $84.8 million of par value of the senior unsecured debentures.  The repurchase resulted in a gain of $15.7 million, which will be recorded in the first quarter 2010 results.  See Note 27(b) for additional details.

The Company’s revenues from discontinued operations relating to the Canadian Operations were $371.3 million, $401.3 million and $489.9 million in 2009, 2008 and 2007 respectively.  In total, the Company’s income (loss) from discontinued operations relating to the Canadian Operations, net of taxes were $(28.1) million, $(25.4) million and $93.3 million in 2009, 2008 and 2007 respectively.

At December 31, 2009, the securities, other non-cash assets and total liabilities of Jevco being held for sale were $852.1 million, $231.3 million and $ 907.4 million respectively.

York Fire:

On September 30, 2008, the Company sold York Fire, a primarily standard insurance writer, to La Capitale General Insurance Inc. for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments were reflected accordingly. The Company’s revenues from discontinued operations relating to York Fire were $(0.2) million, $80.4 million and $133.4 million in 2009, 2008 and 2007 respectively. In total, the Company’s gain from discontinued operations relating to York Fire, net of taxes were $(3.8) million and $23.4 million and $12.3 million in 2009, 2008 and 2007 respectively.

NOTE 5	SECURITIES:

The amortized cost and fair values of investments are summarized below:

				December 31, 2009
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$23,791	$-	$-	$23,791
Bonds:
Canadian	- Government	208	7	-	215
U.S.	- Government	265,117	4,240	551	268,806
	- Corporate	186,502	4,135	1,094	189,543
	- Commercial Mortgage backed	14,141	-	189	13,952
	- Other asset backed	7,573	185	66	7,692
Sub-total		$497,332	$8,567	$1,900	$503,999
Preferred shares	- Canadian	9,014	-	893	8,121
	- U.S.	92	-	15	77
		$506,438	$8,567	$2,808	$512,197

December 31, 2008
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$184,437	$771	$20	$185,188
Bonds:
Canadian	- Government	149,200	8,310	7	157,503
	- Corporate	178,270	1,881	7,562	172,589
	- Commercial Mortgage backed	66,185	455	4,731	61,909
	- Other asset backed	13,304	78	127	13,255
U.S.	- Government	542,850	43,159	177	585,832
	- Corporate	758,940	13,593	22,981	749,552
	- Commercial Mortgage backed	25,434	495	2,977	22,952
	- Residential Mortgage backed	1,500	-	868	632
	- Other asset backed	19,139	8	1,399	17,748
Other	- Corporate	128,382	4,328	999	131,711
Sub-total		$2,067,641	$73,078	$41,848	$2,098,871
Common shares	- Canadian	114,168	2,590	-	116,758
	- U.S.	146,406	4,883	-	151,289
Preferred shares	- Canadian	6,692	8	3,629	3,071
	- U.S.	635	-	139	496
		$2,335,542	$80,559	$45,616	$2,370,485
Less Discontinued Operations and Assets held for sale					(1,732,890)
Total excluding discontinued operations and assets held for sale					$637,595

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2009 and 2008. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

				December 31, 2009
		0 - 12 Months		Over 12 Months
		Fair	Unrealized	Fair	Unrealized
		Value	Loss	Value	Loss
Bonds:
U.S.	- Government	$161,535	$(551)	$-	$-
	- Corporate	91,989	(956)	1,878	(138)
	- Commercial Mortgage backed	13,952	(189)	-	-
	- Other asset backed	1,805	(11)	996	(55)
Sub-total		$269,281	$(1,707)	$2,874	$(193)
Preferred shares	- Canadian	8,121	(893)	-	-
	- U.S.	-	-	77	(15)
		$277,402	$(2,600)	$2,951	$(208)

				December 31, 2008
		0 - 12 Months		Over 12 Months
		Fair	Unrealized	Fair	Unrealized
		Value	Loss	Value	Loss
Term deposits		$18,856	$(20)	$-	$-
Bonds:
Canadian	- Government	2,482	(7)	-	-
	- Corporate	63,037	(5,392)	30,564	(2,170)
	- Commercial Mortgage backed	17,493	(1,023)	31,397	(3,708)
	- Other asset backed	3,278	(29)	3,472	(98)
U.S.	- Government	9,280	(177)	79	-
	- Corporate	253,473	(14,940)	97,517	(8,041)
	- Commercial mortgage backed	7,292	(1,638)	4,441	(1,339)
	- Residential mortgage backed	-	-	632	(868)
	- Other asset backed	13,682	(780)	3,050	(619)
Other	- Corporate	6,382	(112)	3,321	(887)
Sub-total		$395,255	$(24,118)	$174,473	$(17,730)
Preferred shares	- Canadian	-	-	3,073	(3,629)
	- U.S.	102	(2)	395	(137)
		$395,357	$(24,120)	$177,941	$(21,496)
Note: 2008 analysis includes both continuing and discontinuing operations

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

 As a result of the above analysis performed by management to determine declines in market value that are other than temporary, write-downs for other than temporary impairments relating to continuing operations were $0.7 million (2008 - $12.7 million) during the year. These impairment charges included $nil (2008 - $8.5 million) from the write down of common stocks and $0.7 million (2008 - $4.2) from the write-down of debt securities.

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

Net investment income for the years ended December 31 is comprised as follows:

	2009	2008	2007
Investment income:
Interest	$19,289	$36,040	$43,708
Dividends	516	1,043	977
Premium financing	(683)	(513)	(1,435)
Other	(14,833)	1,281	2,121
Gross investment income	4,289	37,851	45,371
Investment expenses	1,561	2,540	3,128
Net investment income	$2,728	$35,311	$42,243

The decrease in interest income in 2009 compared to 2008 is primarily due to the impact on yields from a reduction in short term interest rates and from the duration and risk profile of the portfolio having been reduced during the year. Also contributing to the reduction in interest income is a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives. The decrease in investment income in 2008 compared to 2007 is primarily due to lower short term yields and a reduction in the size of the portfolio as a result of the repayment of the Company’s bank debt.

The significant reduction in dividend income in 2009 compared to 2008 is primarily a result of the decision by the Company to divest of substantially all of the common equities in the securities portfolio. The dividend income in 2009 represents the dividend income earned on the common equity portfolio prior to the divestitures described above, as well as dividend income earned on the remaining preferred share portfolio.

Other investment income in 2009 includes a net loss of approximately $17.0 million due to the impact of the strengthening of the Canadian dollar on U.S. dollar assets in the Canadian head office and net Canadian dollar liabilities in the U.S. operations.  Offsetting this impact, on the statement of operations the stronger Canadian dollar increased the book value of our Canadian operations in U.S. dollar terms and this increase in book value is reflected in other comprehensive income in the Company’s consolidated financial statements.

The reduction in investment expenses reflect the lower investment management fees paid as a result of a smaller, exclusively fixed income securities portfolio.

Net realized gains and (losses) for the years ended December 31 are comprised as follows:

	2009	2008	2007
Fixed income	$12,276	$(1,795)	$(819)
Equities	(1,339)	3,282	3,279
Other than temporary impairment	(689)	(12,689)	(253)
Net realized gains and (losses)	$10,248	$(11,202)	$2,207

The Company incurred net realized gains in 2009 of $10.2 million compared to net realized losses of $11.2 million in 2008. The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities. The net loss in 2008 is primarily due to the challenging fixed income and equity markets which began in late 2007 and includes the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s decision to divest of this portfolio in early 2009.

NOTE 6	FINANCIAL INSTRUMENTS:

(a)	Financial risk management objectives and policies:

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

The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by Standard & Poor’s (“S&P”) or Moody’s Investor Services, using the higher of these ratings for any security where there is a split rating:

	2009		2008
AAA/Aaa	$314,780	62.4%	$1,146,703	54.7%
AA/Aa	71,587	14.2	341,280	16.3
A/A	106,174	21.1	505,748	24.1
BBB/Baa	8,936	1.8	65,255	3.1
BB/Ba	-	-	5,122	0.2
B/B	-	-	7,838	0.4
CCC/Caa or lower, or not rated	2,522	0.5	26,925	1.2
Total	$503,999	100.0%	$2,098,871	100.0%
Note: 2008 analysis includes both continuing and discontinued operations

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

It is estimated that an immediate hypothetical 100 basis point increase in interest rates would decrease the market value of the fixed income securities by $15.7 million, representing 3.1% of the $512.1 million fair value fixed income securities portfolio. Since the continuing operations securities portfolio is classified as available-for-sale, the impact of this hypothetical increase in interest rates would affect other comprehensive income and have no affect on net income until the security is sold or written down as a result of other than temporary impairment.

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

Equity price risk:

The Company is exposed to changes in the value of equity securities as a result of market conditions. This is the risk of loss due to adverse movements in equity prices.

In early 2009, the Company elected to significantly reduce this equity risk by liquidating virtually all of the common equity portfolio. As a result, the Company’s exposure to equity price risk is considered to be low.

Foreign currency risk:

The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness. It does not hedge any of this foreign currency exposure. Its U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases net income before income taxes by approximately $1.4 million.

Liquidity and cash flow risk:

Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows.  Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities as well as the sale of certain operations.  Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources and the sale of Jevco, (Note 27), the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements.

The Company holds $82.5 million in cash and high grade short-term assets, representing approximately 14% of invested assets. The majority of the other fixed income securities are also liquid.

The following table summarizes carrying amounts of financial instruments from continuing operations by contractual maturity or expected cash flow dates. Since only assets from continuing operations are disclosed in the table, the $C264.2 million proceeds from the sale of Jevco subsequent to year end are not reflected. Subsequent to year end, $69.1 million from the proceeds of the sale of Jevco were used to repurchase a total par value of $36.9 million of senior unsecured indebtedness maturing in 2012 and $47.9 million of the senior unsecured indebtedness maturing in 2014. The Company may seek to repurchase additional indebtedness in the future, depending upon market conditions and capital requirements within the group. For this reason, as well as the fact that certain securities and debentures have the right to call or prepay obligations, the actual settlement dates may differ from contractual maturity.

As at December 31	One year or less	One to five years	Five to ten years	More than ten years	No Specific date	Total
Assets:
Cash and cash equivalents	$58,726	$-	$-	$-	$-	$58,726
Securities	68,138	293,868	94,675	55,439	77	512,197
Accrued investment income	4,158	-	-	-	-	4,158
Finance premiums	15,237	-	-	-	-	15,237
Accounts receivable and other assets	94,285	-	-	-	-	94,285
Due from reinsurers and other insurers	2,387	2,260	280	11	-	4,938
Total:	242,931	296,128	94,955	55,450	77	689,541

Liabilities:
Loans payable	-	-	66,222	-	-	66,222
Accounts payable and accrued liabilities	61,041	-	-	-	-	61,041
Unpaid claims	181,302	165,836	20,553	810	-	368,501
Senior unsecured debentures	-	176,764	-	-	-	176,764
Subordinated indebtedness	-	-	-	87,415	-	87,415
Total:	242,343	342,600	86,775	88,225	-	759,943

The coupon rates for the fixed term securities range from 0.7% to 9.5% at December 31, 2009. The average effective yield (using amortized cost and the contractual interest rates, adjusted for any amortization of premiums and discounts) is 2.92%.

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

Refer to Note 5 with respect to fair value disclosure on securities.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The extent of use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at December 31, 2009 was as follows:

As at December 31, 2009

Description	Available for sale securities
	Equity	Fixed income
Fair value	$8,198	$503,999
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable Inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

As at December 31	Total Fair Value*	Total Carrying Value	2009 Favourable/ (Unfavourable)
Loans payable	$24,187	$66,222	$42,035
Senior unsecured debentures	103,512	176,764	73,252
Subordinated indebtedness	$22,788	$87,415	$64,627

As at December 31	Total Fair Value*	Total Carrying Value	2008 Favourable/ (Unfavourable)
Loans payable	$43,094	$66,222	$23,128
Senior unsecured debentures	128,497	185,203	56,706
Subordinated indebtedness	$17,712	$87,383	$69,671
 * The fair value is based on market observable inputs.

The fair value of debt is currently considerably below the carrying value reflecting the credit risk to holders of the Company’s securities.

The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation.  As at December 31, 2009, the estimated fair value of unpaid claims was $387.3 million ($386.0 million net of reinsurers’ share of unpaid claims). The estimated fair value is approximately $18.8 million above the undiscounted carrying value as a result of the inclusion of a provision for adverse development totaling $34.8 million in addition to the present value of unpaid claims. There is no active market for policy liabilities; hence market value is not determinable.

The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

NOTE 7	CAPITAL MANAGEMENT:

Objectives, policies and procedures:

The Company has three capital management objectives:  to meet regulatory requirements, to develop strong financial strength ratings and to maximize returns to shareholders. It manages capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of all regulated entities. The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy on a continuous basis. Senior executive management develops the capital strategy and oversees the capital management processes of the Company.  Capital is managed using both regulatory capital measures and internal metrics.  The Company’s capital is primarily derived from common shareholders’ equity, retained earnings and accumulated other comprehensive income.

As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company’s dividend was suspended in the second quarter of 2009.

Throughout 2009 the Company has continued to experience losses. The reduction in shareholders’ equity as a result of these ongoing losses greatly reduced the Company’s capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries.  A description of the negative covenants is disclosed below.  For further details on the capital adequacy of the operating subsidiaries, see the ‘Regulatory capital requirements and ratios’ section of this note to the financial statements.

Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.  In this calculation, total debt and senior debt are determined on a current basis and total capital is determined based on the most recent publicly filed financial statements.

Based on the December 31, 2009 financial statements the Company’s total debt to capital and senior debt to capital ratios were 66.6% and 48.7% respectively. As a result, the limitations and restrictions described above are applicable.  When reviewing applicable activities, compliance is based on a calculation of the last reported equity balance and the debt level at the point of time of the transaction.

Early in 2010 the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010, the sale of Jevco was completed.  Although Jevco is a restricted subsidiary, prohibiting the sale of its voting stock under the terms of the restrictive covenants described above, a portion of the proceeds from this transaction was used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions no longer apply following the application of the proceeds in this manner.  Following the release of the Company’s year-end results the debt to capital ratios described above exceed the thresholds and as a result these restrictions are applicable from March 31, 2010.

Debt and Equity Buyback Initiative:

In May 2009 the Board of Directors delegated to the Capital Committee of the Board of Directors the authority to repurchase debt of the Company up to a maximum of $40.0 million.

On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.

Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of the Company, announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offer or not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

The Company continues to explore opportunities to buy back debt in the market in order to reduce the debt to capital ratios below the level at which these operating restrictions apply, while ensuring that the debt covenants are fully complied with.  The Company’s public debt is material and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

In November 2009, the Company repaid in full a $6.9 million mortgage on a property.

The Capital Committee of the Company’s Board of Directors has recommended that capital allocated for the buyback initiative that remained unused following the expiry of: (i) the modified “Dutch Auction” tender offer for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012, and (ii) the expiry of the take-over bid for units of the Kingsway Linked Return of Capital Trust, be applied to the repurchase of Kingsway common shares pursuant to the Company’s normal course issuer bid.

The Company announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange (“TSX”). The normal course issuer bid was originally announced by the Company on November 28, 2008. Purchases under the normal course issuer bid from December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on November 15, 2008). Purchases under the normal course issuer bid, as amended, are now limited to 5,386,545 common shares, or 10% of the public float on November 28, 2008. Purchases under this amended normal course issuer bid expired on December 1, 2009. During 2009, 3,472,700 shares have been repurchased under the current normal course issuer bid at an average price of C$3.77.

As at December 31, 2009, the Company had 51,595,828 common shares outstanding compared with 55,068,528 common shares outstanding at December 31, 2008.

As at December 31, 2009, of the $40.0 million authorized by the Board of Directors to repurchase debt and equity of the Company, approximately $33.7 million had been used.  This repurchase program is no longer active.

Regulatory capital requirements and ratios:

Effective October 1, 2009 Jevco assumed the assets and liabilities of KGIC and all intercompany reinsurance agreements between Jevco, KGIC and Kingsway Reinsurance (Bermuda) Limited were commuted. In addition, capital has been injected into Jevco to support the consolidated operations.

As a result of the above transactions, all insurance operations in Canada were consolidated within Jevco with effect from October 1, 2009. During the fourth quarter the Company announced its intent to dispose of its majority stake in Jevco. Subsequent to year end the sale of 100% of Jevco was completed.

In Canada, Jevco is regulated by OSFI. OSFI expects each institution to maintain ongoing capital at no less than the supervisory target Minimum Capital Test (“MCT”) of 150% and may establish, in consultation with an institution, an alternative supervisory target level based upon an individual institution’s risk profile. As at December 31, 2009, Jevco had an MCT of 229% and capital of approximately $91.0 million in excess of the 150% level.

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2009, based on the unaudited statutory basis financial statements and after reflecting the effect of dividend and capital contributions in January 2010, all U.S. subsidiaries are above the required RBC levels, with RBC ratio estimates ranging between 201% and 38,172%, and have estimated aggregate capital of approximately $44.5 million in excess of the 200% level.

On October 19, 2009, the Company announced that its indirect wholly owned subsidiary, KAI, has disposed of its entire interest in KAI’s wholly owned subsidiary Walshire. Walshire is the sole shareholder of Lincoln. All of the stock of Walshire has been donated to charity, and with this disposition Lincoln ceases being a member of the Kingsway group of companies.  As of the date of the disposition of Walshire, the Company’s control over Walshire and its subsidiaries, including Lincoln, was lost. Accordingly, Walshire and its subsidiaries are no longer consolidated beginning October 19, 2009.

The Company’s obligations in connection with Walshire and its subsidiaries was: a $10 million cash contribution to Lincoln which was made in the fourth quarter of 2009; continued compliance with a run-off management agreement, including certain continued support to the run-off management team at Lincoln; and continuing guarantee and reinsurance obligations to inter-Company and third party insurance providers in respect of certain Lincoln obligations.

As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies were commuted. As noted above, treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda) Limited were commuted effective October 1, 2009. These initiatives have resulted in increased capital in the operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

As at December 31, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the Company’s U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. The regulatory capital remaining in Kingsway Reinsurance Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance Corporation is domiciled. The calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in Barbados which has accepted the Company’s commitment to resolve the shortfall in early 2010.

As at December 31, 2009, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $1.0 million in excess of the regulatory capital requirements in Bermuda.

NOTE 8	HEDGES:

On July 10, 2007, a general partnership of the Company (Kingsway 2007 General Partnership) issued a five year C$100 million debt obligation due on July 11, 2012 with fixed semi-annual C$3 million interest payments. Kingsway 2007 General Partnership’s risk management objective is to lock in the cash flow requirements on this debt obligation in U.S. dollar terms which is the currency in which its cash inflows are received, thus mitigating exposure to variability in expected future cash flows. In order to meet this objective, Kingsway 2007 General Partnership had entered into a cross-currency swap with Bank of Nova Scotia to swap U.S. dollar cash flows into Canadian dollar cash flows providing the Company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the senior debenture offering interest payments. The swap transaction had been designated as a cash flow hedge. Any changes in the fair value of the hedging instruments were recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income.

On June 2, 2009, the company discontinued the swap transaction which was designated as a cash flow hedge. Any changes in the fair value of this hedging instrument had been recorded in other comprehensive income. When a cash flow hedge is discontinued, any cumulative adjustment to the hedging instrument that had been recorded through other comprehensive income is recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income at the time of the discontinuance of the cash flow hedge was $6.2 million before tax of which $2.1 million has been reclassified to net income for the year ended December 31, 2009.

NOTE 9	CAPITAL ASSETS:

			2009
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$4,196	$-	$4,196
Buildings	19,113	3,954	15,159
Leasehold improvements	12,139	4,147	7,992
Furniture and equipment	8,043	5,556	2,487
Computer hardware	8,103	7,718	385
Automobiles	343	254	89
Total	$51,937	$21,629	$30,308

			2008
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$4,196	$-	$4,196
Buildings	19,113	3,363	15,750
Leasehold improvements	12,021	3,377	8,644
Furniture and equipment	5,959	3,756	2,203
Computer hardware	6,056	5,518	538
Automobiles	421	241	180
Total	$47,766	$16,255	$31,511

As discussed in Note 1, in 2009, the Company adopted the CICA Handbook Section 3064.  As a result, certain capital assets have been reclassified to intangible assets.

NOTE 10	SHARE CAPITAL:

Authorized:
Unlimited number of common shares
Share transactions consist of the following:
	Shares Issued	Stock Options	Weighted- Average Exercise Price*	Amount
Balance as at December 31, 2006	55,884,525	2,344,876	$18.07	$328,473
Stock options:
Granted in year		571,000	23.00
Granted in year		25,000	12.08
Exercised in year	76,303	(76,303)	12.98	880
Forfeited in year		(91,750)	22.30
Stock-based compensation expense				202
Normal course issuer bid Note 10 (e)	(445,100)			(3,404)
Balance as at December 31, 2007	55,515,728	2,772,823	$19.03	$326,151
Stock options:
Granted in year		652,350	13.47
Granted in year		12,000	9.84
Granted in year		3,000	9.60
Exercised in year	21,000	(21,000)	4.30	89
Forfeited in year		(92,334)	19.74
Normal course issuer bid Note 10 (f)	(468,200)			(3,896)
Balance as at December 31, 2008	55,068,528	3,326,839	17.97	322,344
Stock options:
Granted in year		65,000	1.90
Granted in year		376,500	10.03
Expired in year		(333,735)	15.19
Forfeited in year		(1,410,520)	17.50
Normal course issuer bid Note 10(f)	(3,472,700)			(27,053)
Balance as at December 31, 2009	51,595,828	2,024,084	16.77	295,291
*Weighted average price is stated in Canadian dollars as per the terms of the option.

(a)
During the year ended December 31, 2009, options to acquire nil shares (2008 - 21,000; 2007 - 76,303 shares) were exercised at nil per share (2008 - C$4.30 to C$19.70 per share; 2007 - C$4.30 to C$19.70 per share).

(b)
The weighted average number of shares outstanding for the years ended December 31, 2009, 2008 and 2007 were 53,901,615, 55,196,596 and 56,656,913, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2009, 2008 and 2007 were 53,936,748, 55,250,693 and 55,944,060, respectively.

(c)
During 2009, the Company declared dividends payable in Canadian dollars of C$0.02 per share payable for the first and second quarter.  There were no dividends declared for the second half of 2009.  Total dividends declared in 2009 were C$0.04 per common share. Dividends paid to common shareholders during 2009 were C$2,202,741 and C$16,548,983 in 2008.

(d)	Options exercised during the year resulted in an increase in share capital from contributed surplus of nil for the year ended December 31, 2009 and $89,000 for the year ended December 31, 2008.

(e)
On November 9, 2007, the Company obtained approval from the TSX to make a normal course issuer bid for its common shares. For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company could repurchase up to 2,780,000 of its common shares representing less than 5% of the then outstanding common shares. For the period of November 13, 2007 to December 31, 2007, the Company had repurchased 123,700 of its common shares at an average price of $16.68. For the year ended, December 31, 2007 the Company had repurchased a total of 445,100 of its common shares at an average price of $18.20. All of the repurchased common shares were cancelled.

(f)
On November 28, 2008 and amended on July 29, 2009, a normal course issuer bid was approved by the TSX, effective for the twelve month period commencing December 2, 2008 and ending December 1, 2009, whereby the Company could repurchase up to 5,386,545 common shares or approximately 10% of the public float.  For the period of December 2, 2008 to December 31, 2008, the Company did not repurchase any common shares.  For the year ended, December 31, 2009 the Company had repurchased a total of 3,472,700 of its common shares at an average price of C$3.77.  All of the repurchased common shares were cancelled.

NOTE 11	STOCK-BASED COMPENSATION:

(a)
The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. At December 31, 2009, the maximum number of common shares that may be issued under the plan is 4,800,000 (2008 - 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant.

The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three year period and are exercisable for periods not exceeding 10 years.

The intrinsic value of a stock option grant is the difference between the current market price for the Company’s common shares and the exercise price of the option. The aggregate intrinsic values for the stock options outstanding at December 31, 2009, 2008 and 2007 were nil for each year. The aggregate intrinsic values for stock options exercisable at December 31, 2009, 2008 and 2007 were nil for each year.

The following tables summarize information about stock options outstanding as at December 31, 2009, December 31, 2008 and December 31, 2007:

Exercise prices are stated in Canadian dollars as per the terms of the option.

December 31, 2009
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	1.90	05-Mar-09	05-Mar-14	3.9	65,000	-
C$	10.03	05-Mar-09	05-Mar-14	3.9	257,000	-
C$	9.60	02-Sep-08	02-Sep-13	3.7	3,000	1,000
C$	9.84	12-May-08	12-May-13	3.4	12,000	4,000
C$	13.47	20-Feb-08	20-Feb-13	3.1	297,350	99,117
C$	12.08	31-Dec-07	31-Dec-10	1.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	2.1	288,500	225,667
C$	24.55	13-Feb-06	13-Feb-11	1.1	310,000	310,000
C$	19.70	14-Feb-05	14-Feb-10	0.1	271,034	271,034
C$	13.53	10-Feb-03	10-Feb-13	3.1	213,000	213,000
C$	19.66	21-Feb-02	21-Feb-12	2.1	184,500	184,500
C$	7.80	22-Feb-01	22-Feb-11	1.2	78,500	78,500
C$	4.30	24-Feb-00	14-Feb-10	0.2	19,200	19,200
	Total			2.2	2,024,084	1,431,018

December 31, 2008
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	9.60	02-Sep-08	02-Sep-13	4.7	3,000	-
C$	9.84	12-May-08	12-May-13	4.4	12,000	-
C$	13.47	20-Feb-08	20-Feb-13	4.1	639,850	-
C$	12.08	31-Dec-07	31-Dec-10	2.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	3.1	535,250	245,083
C$	24.55	13-Feb-06	13-Feb-11	2.1	540,100	393,400
C$	19.70	14-Feb-05	14-Feb-10	1.1	455,867	455,867
C$	15.19	12-Feb-04	12-Feb-09	0.1	333,735	333,735
C$	13.53	10-Feb-03	10-Feb-13	4.1	315,334	315,334
C$	19.66	21-Feb-02	21-Feb-12	3.1	287,000	287,000
C$	7.80	22-Feb-01	22-Feb-11	2.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	1.2	57,701	57,701
	Total			2.6	3,326,839	2,235,122

December 31, 2007
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	12.08	31-Dec-07	31-Dec-10	3.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	4.1	552,750	-
C$	24.55	13-Feb-06	13-Feb-11	3.1	558,600	186,200
C$	19.70	14-Feb-05	14-Feb-10	2.1	478,700	316,033
C$	15.19	12-Feb-04	12-Feb-09	1.1	342,736	342,736
C$	13.53	10-Feb-03	10-Feb-13	5.1	319,334	319,334
C$	19.66	21-Feb-02	21-Feb-12	4.2	295,000	295,000
C$	7.80	22-Feb-01	22-Feb-11	3.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	2.2	78,701	78,701
	Total			3.2	2,772,823	1,685,006

At December 31, 2009, 2008 and 2007 the number of options exercisable were 1,431,017, 2,235,122 and 1,685,006, respectively, with weighted average prices of C$18.89, C$18.23 and C$16.45, respectively.

The Company determines the fair values of options granted using the Black-Scholes option pricing model. During March 2009, the Company issued two option grants at varying exercise prices.  Per share fair value of these grants was C$0.97 and C$0.45.  Fair value of options granted in February 2008 was C$2.88, May 2008 was C$2.43 and September 2008 was C$2.45. Fair value of options granted in February 2007 was C$ 5.34 and in December 2007 was C$2.38.

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

	2009	2008	2007
Stock option adjustment included in
employee compensation expense	$(4,186)	$2,172	$2,468
Net loss, as reported	$(290,287)	$(405,865)	$(18,526)
Pro forma net loss	$(290,287)	$(405,865)	$(18,526)
Basic earnings (loss) per share
As reported	$(5.38)	$(7.35)	$(0.32)
Pro forma	(5.38)	(7.35)	(0.32)
Diluted loss per share
As reported	$(5.38)	$(7.35)	$(0.32)
Pro forma	(5.38)	(7.35)	(0.32)

Stock option expense above is charged to earnings and is included as a separate component of Shareholders’ Equity under the caption “Contributed Surplus”.

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Mar 2009	Sep 2008	May 2008	Feb 2008	Dec 2007	Feb 2007
Risk-free interest rate	1.78%	2.91%	3.03%	3.22%	3.82%	4.11%
Dividend yield	4.21%	3.1%	3.1%	2.2%	2.5%	1.3%
Volatility of the expected market price of the Company’s common shares	88.1%	37.6%	35.8%	27.8%	28.8%	25.2%
Expected option life (in years)	4.0	4.0	4.0	4.0	3.0	4.0

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

(b)
The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution is expensed as paid and for the years ended December 31, 2009, 2008 and 2007 totaled $556,000, $840,000 and $885,000, respectively.

(c)
Effective May 2008, the company has a deferred share unit (“DSU”) program.  The purpose of the DSU program is to promote a greater alignment of interests between members of the Board and the shareholders of the Company. As such, one-half of the annual retainer fee for serving as a member of the board will be credited as DSU.  In addition, each director has the option to choose to receive all or a percentage of their remaining annual remuneration in DSUs.

DSUs are credited to an account maintained for each director by the Company. The number of DSUs to be credited is determined by dividing the amount of the director’s remuneration to be deferred into DSUs on that date by the closing TSX share price on that day.

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

The total number of DSUs held, for the years ended December 31, 2009, 2008, 2007 was 87,450, 32,327 and nil, respectively.  The program was terminated effective January 1, 2010.

NOTE 12	PENSION BENEFITS:

The Company maintains separate defined contribution pension plans in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings subject to the maximum Registered Retirement Savings Plan (“RRSP”) deduction limit, withheld to contribute to the applicable plan. The RRSP deduction limit is the lesser of 18% of earned income for the preceding year or C$21,000, C$20,000 and C$19,000 for 2009, 2008 and 2007 respectively. The Company matches one half of the employee contribution amount, and its contributions vest immediately. In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings subject to an overall limitation of $16,500 in 2009, $15,500 in 2008 and $15,500 in 2007. The Company matches 50% of the employee contribution amount each payroll period up to 5%.
The contributions for the U.S. plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2009, 2008 and 2007 totaled $1,471,000, $1,643,000, and $1,389,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2009.

Prior to December 31, 1997, substantially all salaried employees of the Company’s subsidiary American Country were covered by a defined benefit pension plan sponsored by American Country. Effective December 31, 1997, upon resolution of its Board of Directors, the plan was frozen. The reported pension expense for American Country was $121,000, $53,000 and $25,000 in 2009, 2008, and 2007 respectively.

NOTE 13	UNDERWRITING POLICY AND REINSURANCE CEDED:

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

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the Company’s net exposure to the following maximum amounts:

Years ended December 31
	2009	2008	2007
Property claims	$500	$500	$500
Casualty claims	$1,000	$1,000	$1,000

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss as follows:

Years ended December 31
	2009	2008	2007
Retained loss	$2,000	$2,000	$5,000
Maximum coverage	$38,000	$38,000	$20,000

The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2009	2008	2007
Net premiums earned	$12,393	$12,043	$11,785
Claims incurred	412	1,319	1,234
Commissions and premium taxes	11,658	15,373	8,419

The amounts of assumed premiums written were $14,439,000, $36,829,000 and $39,587,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The amounts of assumed premiums earned were $18,146,000, $44,548,000 and $32,536,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 14	INCOME TAXES:

(a)	The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2009	2008	2007
Provision for taxes at Canadian statutory marginal income tax rate	$(45,128)	$(38,243)	$(16,685)
Valuation allowance	21,739	67,676	-
Non-taxable investment income	(59)	(580)	(351)
Foreign operations subject to different tax rates	11,267	11,847	(2,923)
Change in tax rates and other	(18,229)	(12,095)	15,726
Provision for income taxes for continuing operations	$(30,410)	$28,605	$(4,233)

(b)	The components of future income tax balances are as follows:

	2009	2008
Future income tax assets:
Losses carried forward	$235,604	$88,682
Unpaid claims and unearned premiums	24,920	16,649
Securities	2,314	8,041
Profit commission accruals	237	2,014
Other	2,969	4,442
Valuation allowance	(242,756)	(96,221)
Future income tax assets	23,288	23,607

Deferred policy acquisition costs	(6,255)	(5,800)
Securities	(5,253)	(727)
Guaranteed payments	-	(1,240)
Other	(2,299)	-
Future income tax liabilities	(13,807)	(7,767)
Net future income tax assets	$9,481	$15,840

(c)	Amounts and expiration dates of the operating loss carry forwards are as follows:

	Year of net	Expiration	Net operating
	operating loss	date	loss
U.S. operations:	1997	2012	1,284
	2000	2020	507
	2001	2021	14,898
	2002	2022	4,367
	2003	2023	202
	2004	2024	138
	2005	2025	41
	2006	2026	32,268
	2007	2027	70,113
	2008	2028	55,010
	2009	2029	501,856

In addition, there are operating loss carry forwards relating to the operations in Barbados in the amount of $88,351,000.  All of these losses will expire in 2018.

(d)
The Company established valuation allowances of $242,755,000 (U.S. Operations - $239,583,000; Other - $3,172,000) and $67,676,000 (U.S. Operations - $67,676,000; Other - nil) for its gross future tax assets at December 31, 2009 and 2008, respectively. Based on the Company’s expectations of taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the net future tax assets (Canadian operations - $8,283,000 U.S. operations - $1,198,000), with the exception of the aforementioned valuation allowance. The Company has, therefore established the valuation allowance at December 31, 2009 mainly as a result of the potential inability to utilize a portion of its net operating losses in the U.S. that do not expire for up to 20 years. The uncertainty over the Company’s ability to utilize a portion of these losses over the short term has led to the Company recording valuation allowances.

NOTE 15	UNPAID CLAIMS:

(a)	Nature of unpaid claims:

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

Consequently, the process of establishing the estimated provision for unpaid claims is complex and imprecise as it relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b)	Provision for unpaid claims:

The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Unpaid claims - beginning of year net	$368,888	$392,070	$317,019
Net unpaid claims of subsidiaries acquired	-	-	65,332
Provision for claims occurring:
In the current year	334,540	380,095	360,318
In prior years	21,548	(5,364)	(5,602)
Claims paid during the year relating to:
The current year	(168,142)	(209,372)	(216,306)
The prior years	(192,522)	(188,541)	(128,691)
Unpaid claims - end of year net	364,312	368,888	392,070
Reinsurers’ and other insurers’ share of unpaid claims	4,188	5,911	6,293
Unpaid claims - end of year	$368,501	$374,799	$398,363

The results for the year ended December 31, 2009, were adversely affected by the evaluation of unpaid claims related to prior years.

The Company reported unfavourable reserve development of $21.5 million in 2009 compared to a favourable development of $5.4 million in 2008. Non Standard Auto business contributed $14.8 million of the prior years’ claims development in 2009, compared to a favourable claims development $3.9 million in 2008 and a favourable claims development of $4.4 million in 2007. Property and liability business favourably contributed $1.2 million of the prior years’ claims development in 2009, compared to a favourable contribution of $1.0 million in 2008 and a favourable contribution of $1.2 million in 2007.

(c)	Ranges of unpaid claims:

In accordance with actuarial standards for 2009 and 2008, the independent appointed actuary develops a variability of the reserve estimates, more commonly known as a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range. The range of reasonable reserve estimates reflects the uncertainties associated with analyzing the reserves, and includes estimates that could be produced by appropriate actuarial methods and assumptions.  This range does not reflect the range of all possible outcomes. Actual results outside of this range are possible.

The ranges of provision for gross unpaid claims for U.S. operations estimated by our independent actuary and the actual carried provision for unpaid claims were as follows:

	Low	High	Actuarial Central Estimate	Carried

As at December 31, 2009	$336,947	$403,218	$368,479	$367,324

As at December 31, 2008	$334,819	$407,241	$370,085	$374,295

In addition, the Company has carried a provision for unpaid claims at Kingsway Reinsurance Corporation of $1,177,000 and $504,000 at December 31, 2009 and 2008 respectively.  The Company’s total unpaid claims provision was $368,501,000 and $374,799,000 at December 31, 2009 and 2008 respectively.

As part of the reserving process, the external independent actuary performs various quarterly reviews throughout the calendar year to assess whether the actual results of the operating insurance company are materially different than what was expected based on loss development factors previously established.

As the processes of management and the external independent actuary are undertaken independently, the provision for unpaid claims recorded by management can differ from the independent actuary’s central estimate.  Prior to the fourth quarter of 2009, the Company and each one of its subsidiaries operated under a policy whereby, to the extent that management’s estimate of its gross provision for unpaid claims (net of salvage and subrogation) at December 31 of each year was less than the actuarial central estimate as recommended by its independent appointed actuary, the Company increased the gross provision for unpaid claims to an amount that was not less than the final actuarial central estimate of each subsidiary as recommended by the independent appointed actuary.  In the fourth quarter of 2009, each subsidiary recorded management’s estimate of unpaid claims and the Company adjusted the consolidated Company’s unpaid claims by the aggregate difference between management’s estimate of unpaid claims and the aggregate actuarial central estimate.

Beginning in 2010, the Company will no longer operate under the policy described above of adjusting reserves to reflect the independent actuary’s central estimate. Comparing management’s selected reserve estimate to the actuarial central estimate and range of reasonable reserves independently determined by the appointed actuary continues to be an important step in the reserving process, however, where differences exist and the Company believes the internally developed reserve estimate to be more accurate, management’s estimate will not be changed. We believe this to be consistent with industry practice for companies with a robust reserving process in place.

As at December 31, 2009, the aggregate amount by which the appointed actuary’s central estimate exceeded management’s selected reserve estimate was $6.6 million. Because of the change in policy described above, the provision for unpaid claims has not been increased or decreased in the financial statements of the subsidiaries where management’s reserve estimate is lower or higher than that of the actuarial central estimate. The Company elected to increase the consolidated reserves by $6.6 million to reflect the above difference on a consolidated basis in order to present the financial position of the consolidated Company on a consistent basis throughout the year.

NOTE 16	SEGMENTED INFORMATION:

The Company provides property and casualty insurance.  Previously, the Company managed these businesses in three reportable segments: Canada, the United States and Corporate.  As a result of implementing its corporate restructuring plans, exiting non-core businesses and the sale of its remaining Canadian operations, the Company now manages its business in the following three segments: the United States, Business in Run-Off and Corporate.  The United States segment consists of U.S. operations and includes transactions with one of the Company’s reinsurance subsidiaries. The business in Run-Off is comprised of the Southern United Fire Insurance Company Inc. business.  Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

The segmented information for December 31, 2009 is summarized as follows:

	United States	Run-Off	Corporate	Total
Gross premiums written	$369,576	$7,216	$-	$376,792
Net premiums earned	410,690	19,531	-	430,221
Investment income (loss)	16,078	477	(13,827)	2,728
Net realized gain (loss)	10,239	11	(2)	10,248
Interest expense	23,912	-	-	23,912
Amortization of capital assets	2,664	42	502	3,208
Amortization of intangible assets and goodwill impairment	8,301	17	2,332	10,650
Income tax expense (recovery)	(15,022)	-	(15,388)	(30,410)
Loss from continuing operations	(55,811)	(10,011)	(40,518)	(106,340)
Total assets (excluding assets held for sale)*	$756,372	$33,938	$21,564	$811,874
* Total assets were $1,957,355 and assets held for sale were $1,145,481

The segmented information for December 31, 2008 is summarized as follows:

	United States	Run-Off	Corporate	Total
Gross premiums written	$470,490	$53,701	$-	$524,191
Net premiums earned	470,761	54,055	-	524,816
Investment income (loss)	34,298	528	485	35,311
Net realized gain (loss)	(11,211)	9	-	(11,202)
Interest expense	31,094	-	3,928	35,022
Amortization of capital assets	2,729	99	1,529	4,357
Amortization of intangible assets and goodwill impairment	56,996	17	3,455	60,468
Income tax expense (recovery)	43,393	-	(14,788)	28,605
Income (loss) from continuing operations	(122,422)	(14,513)	(5,832)	(142,767)
Total assets (excluding assets held for sale)*	$902,930	$73,571	$44,576	$1,021,077
* Total assets were $3,343,441 and assets held for sale were $2,322,364

The segmented information for December 31, 2007 is summarized as follows:

	United States	Run-Off	Corporate	Total
Gross premiums written	$468,489	$41,653	$-	$510,142
Net premiums earned	463,132	36,969	-	500,101
Investment income (loss)	43,110	514	(1,381)	42,243
Net realized gain (loss)	2,267	(51)	(9)	2,207
Interest expense	30,263	-	8,605	38,868
Amortization of capital assets	2,097	(58)	2,860	4,899
Amortization of intangible assets and goodwill impairment	5,283	158	1,726	7,167
Income tax expense (recovery)	(10,312)	-	6,079	(4,233)
Income (loss) from continuing operations	2,641	(7,386)	(37,248)	(41,993)
Total assets (excluding assets held for sale)*	$892,651	$71,520	$41,431	$1,005,602
* Total assets were $4,657,405 and assets held for sale were $3,651,803

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2009	2008	2007
Business Line
Personal Lines:
Non-standard Auto	77.2%	74.8%	70.8%
Property (including Liability)	2.3%	1.7%	1.7%
Total Personal Lines	79.5%	76.5%	72.5%
Commercial Lines:
Commercial Auto	18.0%	22.7%	26.0%
Property (including Liability)	0.2%	0.8%	1.3%
Other Specialty Lines	2.3%	0.0%	0.2%
Total Commercial Lines	20.5%	23.5%	27.5%
Total Gross Premiums Written	100%	100%	100%

	2009	2008	2007
Geographical Area
United States:
Florida	25.5%	21.8%	23.3%
Illinois	22.9%	20.6%	25.0%
California	9.7%	9.6%	7.8%
Virginia	5.1%	4.4%	3.9%
Texas	4.4%	6.0%	6.9%
Colorado	4.1%	2.5%	2.0%
Missouri	3.2%	2.4%	1.1%
New York	3.2%	2.6%	2.4%
Other	21.9%	30.1%	27.6%
Total Gross Premiums Written	100%	100%	100%

NOTE 17	INDEBTEDNESS:

(a)	Bank indebtedness:

On June 23, 2006, the Company entered into a $175.0 million 3 year revolving facility with a syndicate of three banks. This facility replaced a C$150.0 million 364 day revolving credit facility. During 2008, the Company repaid all outstanding amounts under this facility and the facility was terminated.

On December 21, 2007, the Company entered into a 365 day C$70.0 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175.0 million credit facility above. During 2008, the Company repaid all outstanding amounts under this facility and the facility was terminated.

(b)	Senior unsecured debentures:

On January 29, 2004, a subsidiary of the Company, KAI, completed the sale of $100.0 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at KAI’s option beginning February 1, 2009. In March 2004 an additional $25.0 million of these senior notes were issued. Interest paid during the year was $9,193,000, $9,375,000 for 2008 and $9,375,000 for 2007 with an effective weighted average interest rate of 8.27%.

During 2009 and 2008, the Company repurchased $7.0 million and $17.5 million of par value of this offering and realized a gain on the repurchases of $3.5 million in 2009 and $0.7 million, respectively. As at December 31, 2009 $100.5 million of this issue remains outstanding.

Subsequent to year end, on March 30, 2010, the company repurchased $47.9 million of par value of this offering, realizing a gain of $9.5 million. These trades had been contingent upon the closing of the Jevco sale transaction.

On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100.0 million Senior Unsecured Debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 of each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the issuer’s option. The debentures are unconditionally guaranteed by the Company and KAI.

Both of these senior unsecured debentures contain negative covenants in their trust indentures placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. For additional details of these covenants and the Company’s non-compliance with the debt to capital thresholds see Note 7.

During 2009, the Company repurchased $14.6 million (C$16.1 million) of par value of this offering and realized a gain of $6.0 million. As at December 31, 2009 C$83.9 million of this issue remains outstanding.

Subsequent to year end, as described in Notes 4 and 27(b), on March 30, 2010, the company repurchased $36.9 million (C$37.5 million) of par value of this offering, realizing a gain of $6.2 million. These trades had been contingent upon the closing of the Jevco sale transaction.

(c)	Subordinated indebtedness:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $5,047,000, $7,126,000 for 2008 and $8,896,000 for 2007.

(d)	Loans payable:

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78.0 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“KLROC Units”) due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate.  Because the Company is not considered to be the primary beneficiary of the KLROC Trust, the KLROC Units are not considered to be an obligation of the consolidated entity.

KAI, a U.S. subsidiary, has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during the year was $4,881,000 and $4,881,000 for 2008 and 2007 with an effective interest rate of 7.37%.  Because the Company is not considered to be the primary beneficiary of ROC LLC, the promissory note payable to the ROC LLC is considered to be an obligation of the consolidated entity.

On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company commenced a take-over bid. Together with 136,500 KLROC Units acquired outside of the KLROC Offer, the Company now owns and controls approximately 26.6% of the issued and outstanding KLROC Units at December 31, 2009. Because the amount owing to ROC LLC under the terms of the promissory note payable is unchanged through the acquisition of these KLROC Units, the balance of the Loan Payable is not reduced. The securities portfolio of the consolidated portfolio includes KFS Capital LLC’s investment in the KLROC Units. The Company earned $0.2 million of investment income on these KLROC Units during 2009.

(e)	Financing facility:

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. As at September 30, 2009, the facility was undrawn, expired and has been terminated. In the fourth quarter of 2009, a new facility has been obtained from the same related party. This new facility is at fair market terms and conditions. No funds were ever drawn on this facility and it was withdrawn on February 25, 2010.

(f)	Contractual obligations:

The table below provides a breakdown of contractual obligations as described above in items (a) - (d):

	2009	2008
Senior unsecured debentures	$176,764	$185,203
Subordinated indebtedness	87,414	87,383
Loan payable	66,222	66,222
Total	$330,400	$338,808

Refer to Note 6 for a maturity schedule of these contractual obligations.

NOTE 18	VARIABLE INTEREST ENTITIES:

Variable interest entities include entities where the equity invested in the entity is considered insufficient to finance the entity’s activities. The Company has controlled entities which are variable interest entities and two such entities are not consolidated based on accounting standards as the Company is not considered to be the primary beneficiary. The Company accounts for its investment in these entities using the equity method and includes the investment in other assets on the Consolidated Balance Sheet. The Company’s share of earnings in these entities is included in net investment income in the Consolidated Statement of Operations. As the funds invested in this non-consolidated affiliated entity formed part of the C$74.1 million note referred to in Note 17(d), the effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million in the non-consolidated affiliated entity.

NOTE 19	COMMITMENTS AND CONTINGENT LIABILITIES:

(a)	Legal proceedings:

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

In addition to the potential exposures outlined above, the Company is engaged in the following legal disputes:

(i)
The DOI has challenged the disposition to charities of Walshire and its subsidiaries.  On November 20, 2009, DOI filed a complaint in the Commonwealth Court against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid.  On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed a New Matter (in essence, a Counterclaim). The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.  The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010, which has reserved its decision.

As disclosed in Note 4, if the demurrers are unsuccessful, the complaints would proceed through the courts in due course and the outcome of this case at trial is not determinable.  If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements.  If the Commonwealth Court or a higher court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

(ii)
The external run-off manager of Lincoln has asserted that the Company has violated the terms of the run-off agreement and has filed a request for arbitration for the maximum payable under the contract of $20 million.  The Company management believes that the Company is in compliance with the terms of the run-off agreement.

(iii)	The Company is the defendant in two separate breach of contract suits filed by two former employees.

(b)	Letters of credit:

The Company has a syndicate letter of credit facility which is used to collateralize reinsurance balances. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At December 31, 2009 the letter of credit facility utilization was $1.8 million.

(c)	Charitable donations:

In 2004, the Company agreed to make a gift contribution of C$3.0 million to the Trillium Health Centre Foundation (“Trillium”) to be payable in equal installments over the period of six years beginning in 2005. This contribution is being used to operate the Kingsway Financial Spine Centre in Mississauga, Ontario and is expensed as paid.  In 2009, the Company issued a payment of C$0.3 million and has informed Trillium that it will no longer make any further contributions.

(d)	Guarantees:

The Company provided a guarantee for the payment of principal and interest for a non-controlled affiliated entity which entered into a cross-currency swap transaction on July 14, 2005 in conjunction with the Kingsway Linked Return of Capital Trust transaction described in Note 17(d) whereby the affiliate swapped fixed Canadian dollar payments for fixed U.S. dollar payments. The guarantee extends until the swap agreement terminates on June 30, 2015.

As described in Note 22, the Company and Lincoln entered into a contractual obligation for consulting services with an external run-off manager.  The Company provided a guarantee for payment of management fees by Lincoln to the run-off manager.  The amount potentially payable under the guarantee is approximately $2.0 million and represents the maximum potential future payments that the Company would be required to make under the guarantee.  No accrual has been made for this guarantee at December 31, 2009. The publicly available unaudited statutory financial statements of Lincoln, reflect a statutory surplus of $2.1 million and total liabilities of $704.3 million after reporting unpaid claims on a discounted basis as permitted by the DOI.  These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

The Company also provided a letter of guarantee to a third party for Customs bonds reinsured by Lincoln.  This guarantee may require the Company to compensate the third party if Lincoln is unable to fulfill its obligations relating to the Customs bonds.  The Company’s expense under this contingency is not determinable and no liability is reflected in the financial statements at December 31, 2009.

The Company, through one of its subsidiaries acts as a Managing General Agent for certain Lincoln programs.  Any contingent payment to Lincoln is dependent on the ultimate loss and settlement amount of the reserves held for these programs.  The Company’s expense under this contingency is not determinable and no liability is reflected in the financial statements at December 31, 2009.  These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln.

(e)	Collateral pledged:

As at December 31, 2009, bonds and term deposits with an estimated fair value of $39.0 million (2008 - $54.1 million) were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2009, the amount of such pledged securities was $8.9 million (2008 - $109.9 million). Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls.

(f)	Collateral held:

In the normal course of business, the Company receives collateral on certain business transactions to reduce its exposure to credit risk. As at December 31, 2009, the amount of such pledged securities was $1.3 million (2008 - $0.7 million). The Company is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard collateral holding and are subject to the Company’s standard risk management controls.

(g)	Future minimum lease payments:

Future minimum annual lease payments under operating leases for premises/equipment for the next five years and thereafter are:

2010	$3,346
2011	3,395
2012	3,144
2013	2,750
2014	2,726
Thereafter	6,151

NOTE 20	GOODWILL AND INTANGIBLE ASSETS:

(a)	Goodwill:

As described in Note 4, in 2009, the purchase price for Jevco was less than its book value, as a result, the Company wrote down the value of its remaining goodwill to nil.  The amount of the related write down was $6.9 million which is included in the income (loss) from discontinued operations, net of taxes line item on the statement of operations.

In 2008, the Company performed the annual goodwill impairment test and it was determined that the carrying amount of goodwill for the U.S. Reporting Segment exceeded its fair value. As a result, the Company recorded in operating income a non-cash goodwill impairment charge of $50,074,000 relating to this goodwill. The determination that the fair value of goodwill was less than its carrying value resulted from a decline in market multiples, both from an industry and Company perspective, and a reduction of fair value as determined using the discounted cash flow methodology, incorporating both current Company and market assumptions, which in combination resulted in the goodwill impairment.

(b)	Intangible assets:

The intangible assets with indefinite useful lives for 2009 were $10,053,000 (2008 - $10,053,000).   These intangible assets relate to insurance licenses and are not amortized.

The intangible assets with definite useful lives are comprised of agent relationships, technology-based asset, renewal rights,  income streams and computer software, which are amortized over their estimated useful lives, and net of accumulated amortization for 2009 were $27,520,000 (2008 - $40,162,000). The agent relationships intangible asset is being amortized over a five year term based on the pattern in which the economic benefits of the intangible asset are expected to be consumed. The technology based intangible, renewal rights and income streams intangible assets are amortized on a straight-line basis over 41 months, 10 years and 20 years respectively, while computer software is amortized over 18 months to 5 years.  Amortization of intangible assets for 2009 was $10,650,000 (2008 - $10,394,000 and 2007 - $7,167,000).

As described in Note 4, in 2009, as a result of the sale of specific assets of Avalon, the Company wrote off the associated remaining intangible assets of $1,590,000.   There was no write-down of intangible assets due to impairment for the years 2008 and 2007.

NOTE 21	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

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

The following table reconciles the consolidated net income and other comprehensive income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

2009		2008	2007
Net loss based on Canadian GAAP	$(290,287)	$(405,865)	$(18,526)
Impact on net income of U.S. GAAP adjustments, net of tax:	-	-	-
Net loss based on U.S. GAAP*	$(290,287)	$(405,865)	$(18,526)

	2009	2008	2007
Comprehensive loss based on Canadian GAAP	$(290,287)	$(405,865)	$(18,526)
Change in unrealized gain on securities classified as available-for-sale	-	-	-
Less: related future income taxes	-	-	-
Other comprehensive income adjustments	-	-	-
Total comprehensive loss based on U.S. GAAP	$(290,287)	$(405,865)	$(18,526)

*Basic earnings (loss) per share based on U.S. GAAP net income	$(5.39)	$(7.35)	$(0.33)
*Diluted earnings (loss) per share based on U.S. GAAP net income	$(5.39)	$(7.35)	$(0.33)

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2009	2008
Shareholders’ equity based on Canadian GAAP	$169,339	$453,572
Other comprehensive income	-	-
Cumulative net income impact:
Other	-	-
Shareholders’ equity based on U.S. GAAP	$169,339	$453,572

The consolidated statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (“SEC”), material differences between Canadian and U.S. GAAP are quantified and described below. Effective January 1, 2007, Canadian GAAP has conformed to U.S. GAAP relating to disclosures of other comprehensive income in the financial statements and accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. As a result, in the current year there are no reconciling items between Canadian and U.S. GAAP as reported by the Company for 2009. Total cumulative other comprehensive income amounted to $47,071,000 and $22,873,000 as at December 31, 2009 and 2008, respectively.

(a)	Securities:

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

(b)	Income taxes:

On January 1, 2007, the Company adopted, for U.S. GAAP purposes, Financial Accounting Standards Board “(FASB)” interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of an uncertain tax position taken or expected to be taken in a tax return.

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

The adoption of FIN 48, had no impact on the opening retained earnings under U.S. GAAP.  As of December 31, 2009, the Company had no unrecognized tax benefits.  The Company analyzed its tax positions in accordance with the provisions of FIN 48 and has determined that there are no uncertain tax positions.  It is difficult to project how unrecognized tax benefits will change over the next 12 months.  The Company operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.

(c)	Other significant accounting changes:

On July 1, 2009, the FASB Accounting Standards Codification (“ASC”) became the sole source of authoritative GAAP literature recognized by the FASB for financial statements issued for interim and annual periods ending after September 15, 2009.  ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source.  Accordingly, the adoption of ASC had no impact on the financial results of the Company.

Prior to the adoption of ASC, the Company adopted various standards which have been codified into ASC.  A discussion of these standards, along with a reference to the ASC topics into which they have been codified and the effect of adoption on the Company follows below:

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No. 115-2 and SFAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (codified into ASC Topic 320, Investments-Debt and Equity Securities). The standard amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. On April 1, 2009, the Company adopted the standard and applied it prospectively.  The initial application of the standard had no impact on the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (codified into ASC Topic 820, Fair Value Measurements and Disclosures). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. On January 1, 2008, the Company adopted SFAS No. 157. The initial application of SFAS No. 157 did not have a material effect on the fair values reported by the Company. The additional disclosures required by SFAS No. 157 are presented in Note 5, Fair Value Measurements. In February 2008, the FASB issued FSP SFAS No. 157-2, Effective Date of FASB No. 157 (codified into ASC Topic 820, Fair Value Measurements and Disclosures). FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The initial application of the standard had no impact on the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (codified into ASC Topic 820, Fair Value Measurements and Disclosures). SFAS No. 159 permits the choice of measuring financial instruments and certain other items at fair value. SFAS No. 159 is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007. On January 1, 2008, the Company adopted SFAS No. 159 and elected not to apply the provisions of SFAS No. 159 to its eligible financial assets and financial liabilities on the date of adoption. Accordingly, the initial application of SFAS No. 159 had no effect on the Company.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (codified into ASC Topic 805, Business Combinations). The standard establishes principles and requirements for how an acquirer recognizes and measures in its consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, and recognizes and measures the goodwill acquired in the business combination. The standard also sets forth the disclosures required to be made in the consolidated financial statements to evaluate the nature and financial effects of the business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On January 1, 2009, the Company adopted the standard.  Accordingly, the standard will be applied by the Company to business combinations occurring on or after January 1, 2009.  In April 2009, the FASB issued FSP SFAS No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (codified into ASC Topic 805, Business Combinations).  The standard amends guidance with respect to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (codified into ASC Topic 810, Consolidation). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), with the intent to provide users of consolidated financial statements with enhanced understanding of: how and why an entity uses derivative securities; how derivatives and hedges are being accounted for under SFAS No. 133; and how derivatives and hedges affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2008. The adoption of this new standard did not have an impact on the Company.

In April 2008, the FASB issued FSP SFAS No. 142-3, Determination of the Useful Life of Intangible Assets (codified into ASC Topic 350, Intangibles-Goodwill and Other). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. Previously, under the provisions of SFAS No. 142, an entity was precluded from using its own assumptions about renewal or extension of an arrangement where there was likely to be a substantial cost or material modifications. FSP SFAS No. 142-3 removes the requirement of SFAS No. 142 for an entity to consider whether an intangible asset can be renewed without substantial cost or material modification to the existing terms and conditions and requires an entity to consider its own experience in renewing similar arrangements. FSP SFAS No. 142-3 also increases the disclosure requirements for a recognized intangible asset to enable a user of consolidated financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent or ability to renew or extend the arrangement. FSP SFAS No. 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset is applied prospectively to intangible assets acquired after the effective date. Accordingly, the initial application of FSP SFAS No. 142-3 had no impact on the Company.

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That are not Orderly (codified into ASC Topic 820, Fair Value Measurements and Disclosures). FSP SFAS No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP SFAS No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS No. 157-4 is effective for periods ending after June 15, 2009. The Company is currently evaluating the impact of FSP SFAS No. 157-4.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (codified into ASC Topic 855, Subsequent Events), which provides guidance on management’s accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued.  The standard is effective for interim or annual financial periods ending after June 15, 2009.  The initial application of the standard had no impact on the financial results of the Company.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, a grandfathered standard under ASC.  The standard provides the guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The standard must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that first annual reporting period.  The Company does not anticipate that the adoption of the standard will have a material impact on the Company.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), a grandfathered standard under ASC, to amend the consolidation guidance that applies to variable interest entities.  The standard is effective for the Company beginning in 2010.  The Company does not anticipate that the adoption of the standard will have a material impact on the Company.

On January 21, 2010, the FASB issued FASB Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements.  The standard amends ASC Topic 820, Fair Value Measurements and Disclosures to require additional disclosures related to transfers between levels in the hierarchy of fair value measurements.  The standard is effective for interim and annual reporting periods beginning after December 15, 2009.  The standard does not change how fair values are measured.  Accordingly, the standard will not have an impact on the Company.

(d)	Future accounting pronouncements:

In February 2008, the AcSB confirmed that a profit oriented publicly accountable enterprise will be required to adopt IFRS. IFRS will replace current Canadian GAAP for those enterprises. For the company, IFRS will be effective for interim and annual periods commencing January 1, 2011, including the preparation and reporting of one year of the comparative figures.

As the Securities and Exchange Commission allows foreign private issuers to file financial statements using IFRS as published by the IASB, without reconciliation to U.S. GAAP, on adoption of IFRS effective January 1, 2011, the Company will not prepare the above reconciliation.

NOTE 22	CONTRACTUAL OBLIGATIONS:

On June 29, 2009, Kingsway and Lincoln entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the run-off manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1, 2014. As a result of the October 19, 2009 disposition of Walshire and Lincoln, the Company has accrued $2.5 million for the minimum and an additional $3.4 million relating to the annual service contract for a total compensation of $5.9 million as at December 31, 2009.

In addition, the Company has guaranteed the portion of the management fees payable by Lincoln to the run-off manager.  See Note 19(a) and (d) for additional details.

NOTE 23	RELATED PARTY TRANSACTION:

Related party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value.

In March 2009, the Company obtained a $20 million financing facility from AP Assurance to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. As at September 30, 2009, the facility was undrawn, expired and has been terminated. In the fourth quarter of 2009, a new facility has been obtained from the same related party. This new facility is at fair market terms and conditions. No funds were ever drawn on this facility and it was withdrawn subsequent to year end, on February 25, 2010.

Approximately 45% of the KLROC Units acquired through the KLROC Offer were from a related party.  See Note 7 for details on the KLROC Offering. The Company issued $3.5 million for these tendered KLROC units.  The terms and conditions for the transaction were identical for all unitholders.

The Company has engaged the services of a company owned by a former director and paid $1.0 million during the year.  Subsequent to the December 31, 2009, the Company purchased the assets of this company as described in the Note 27 (a).

In addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, the Company has paid $0.2 million and C$0.1 million during the year.

NOTE 24	RESTRUCTURING CHARGES:

In February 2009, the Company announced a corporate restructuring plan to concentrate on its core lines of business and to improve the Company’s financial stability. The Company has consolidated operations in the U.S. and Canada, simplified the management structure, reduced costs through synergies and operational efficiencies and positioned the Company to seize competitive advantage. As the Company exited businesses and streamlined operations, a significant number of employees have been removed from the total workforce. Restructuring costs were expected to be approximately $20.0 million, to be incurred over fiscal 2009 and 2010. This targeted amount included costs related to discontinued operations.  In 2009, the company has expensed $14.8 million of restructuring costs.  Due to the disposition of Walshire and the sale of Jevco, as described in Note 4, some of the planned restructuring costs were incurred in discontinued operations and therefore are not included in the $14.8 million expense.  The expected costs associated with the corporate restructuring plan for continuing operations has been revised to $18.0 million.

In 2009, restructuring charges for continuing operations were as follows:

		Restructuring charges
	Severance and benefits	Consulting expense	Total
Provision balance at January 1, 2009	$-	$-	$-
(Income) expense	6,761	8,022	14,783
Payments	3,238	8,022	11,260
Provision balance at December 31, 2009	$3,523	$-	$3,523

The following table summarizes the total restructuring charges incurred by segment during 2009 for continuing operations:

	U.S.	Run-off	Corporate	Total
Total continuing restructuring costs	$2,237	$398	$12,148	$14,783

The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the span of the restructuring plan:

	U.S.	Run-off	Corporate	Total
Total expected costs for restructuring plan	$4,500	$500	$13,000	$18,000

As a result of the implementation of the restructuring plan being ahead of target, the total restructuring costs for 2009 represent a significant portion of the total expected costs over the span of the restructuring plan.

NOTE 25	COMPARATIVE FIGURES:

Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current year.

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

In 2004, KAI issued $125 million 7.5% senior notes due in 2014 through a private offering. These notes are redeemable at KAI’s option on or after February 1, 2009 and are fully and unconditionally guaranteed by the Company. On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (“K2007GP”) issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012, unconditionally guaranteed by Kingsway Financial Services Inc. (“KFSI”) and KAI, another wholly-owned subsidiary (each a “Guarantor”). The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity. Interest on the debentures is payable semi-annually in arrears in equal installments on January 10 and July 10 each year beginning January 10, 2008. The following tables show condensed consolidating financial information for the Company as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, 2008 and 2007, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the year ended December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non- Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$430,221	$-	$430,221
Investment related income (loss)	(13,829)	9,213	4,283	13,309	-	12,976
Management fees	33,522	16,456	-	-	(49,978)	-
	19,693	25,669	4,283	443,530	(49,978)	443,197
Expenses:
Claims incurred	-	-	-	355,905	-	355,905
Commissions and premium taxes	-	-	-	73,714	-	73,714
Other expenses	75,599	29,479	392	80,425	(49,978)	135,917
Interest expense	-	26,180	5,060	(7,328)	-	23,912
	75,599	55,659	5,452	502,716	(49,978)	589,448
Loss before unusual items and income taxes	(55,906)	(29,990)	(1,169)	(59,186)	-	(146,251)
Gain on buy back of senior notes	-	3,517	5,984	-	-	9,501
Income (loss) before income taxes	(55,906)	(26,473)	4,815	(59,186)	-	(136,750)
Income taxes (recovery)	(15,388)	-	1,689	(16,711)	-	(30,410)
Equity in undistributed net income of subsidiaries	(65,822)	(54,257)	-	-	120,079	-
Income (loss) from continuing operations	(106,340)	(80,730)	3,126	(42,475)	120,079	(106,340)
Loss from discontinued operations	(186,132)	-	-	-	-	(186,132)
Gain on disposal of discontinued operations	2,185	-	-	-	-	2,185
Net income (loss)	$(290,287)	$(80,730)	$3,126	$(42,475)	$120,079	$(290,287)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non- Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$524,816	$-	$524,816
Investment related income	485	2,999	6,953	13,672	-	24,109
Management fees	72,028	19,829	-	-	(91,857)	-
	72,513	22,828	6,953	538,488	(91,857)	548,925
Expenses:
Claims incurred	-	-	-	372,682	-	372,682
Commissions and premium taxes	-	-	-	85,997	-	85,997
Other expenses	89,205	28,920	237	143,533	(91,857)	170,038
Interest expense	3,928	28,240	6,195	(3,341)	-	35,022
	93,133	57,160	6,432	598,871	(91,857)	663,739
Income (loss) before unusual items and income taxes	(20,620)	(34,332)	521	(60,383)	-	(114,814)
Gain on buy back of senior notes	-	652	-	-	-	652
Income (loss) before taxes	(20,620)	(33,680)	521	(60,383)	-	(114,162)
Income taxes (recovery)	(14,788)	(15,998)	177	59,214	-	28,605
Equity in undistributed net income of subsidiaries	(136,935)	(131,341)	-	-	268,276	-
Income (loss) from continuing operations	(142,767)	(149,023)	344	(119,597)	268,276	(142,767)
Loss from discontinued operations	(297,597)	-	-	-	-	(297,597)
Gain on disposal of discontinued operations	34,499	-	-	-	-	34,499
Net income (loss)	$(405,865)	$(149,023)	$344	$(119,597)	$268,276	$(405,865)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2007	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$500,101	$-	$500,101
Investment related income (loss)	(1,391)	4,860	6,199	34,782	-	44,450
Management fees	65,924	13,512	-	-	(79,436)	-
	64,533	18,372	6,199	534,883	(79,436)	544,551
Expenses:
Claims incurred	-	-	-	357,132	-	357,132
Commissions and premium taxes	-	-	-	89,865	-	89,865
Other expenses	87,099	21,409	94	75,746	(79,436)	104,912
Interest expense	8,605	26,540	2,994	729	-	38,868
	95,704	47,949	3,088	523,472	(79,436)	590,777

Income (loss) before income taxes	(31,171)	(29,577)	3,111	11,411	-	(46,226)
Income taxes (recovery)	6,079	(9,802)	1,058	(1,568)	-	(4,233)
Equity in undistributed net income of subsidiaries	(4,743)	(17,532)	-	-	22,275	-
Income (loss) from continuing operations	(41,993)	(37,307)	2,053	12,979	22,275	(41,993)
Income from discontinued operations	23,467	-	-	-		23,467
Net income (loss)	$(18,526)	$(37,307)	$2,053	$12,979	$22,275	$(18,526)

Condensed Consolidating Balance Sheets

As at December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$149,147	$350,903	$-	$(1,188,296)	$688,246	-
Cash	12,467 12,467	12,545	1,376	32,338	-	58,726
Investments	-	-	-	522,773	(10,576)	512,197
Goodwill and other intangible assets	-	-	-	37,573	-	37,573
Other assets	10,066	256,282	97,157	(714,968)	554,841	203,378
Assets held for sale	-	-	-	1,145,481	-	1,145,481
	$171,680	$619,730	$98,533	$(165,099)	$1,232,511	$1,957,355
Liabilities and Shareholders’ Equity
Liabilities:
Notes Payable	$-	$215,688	$-	$(166,499)	$17,033	$66,222
Other liabilities	2,342	21,520	2,275	42,388	(7,484)	61,041
Unearned premiums	-	-	-	120,657	-	120,657
Unpaid claims	-	-	-	361,936	6,565	368,501
Senior unsecured debentures	-	117,975	79,156	(3,488)	(16,879)	176,764
Subordinated indebtedness	-	90,500	-	-	(3,085)	87,415
Liabilities held for sale				907,416	-	907,416
	2,342	445,683	81,431	1,262,410	(3,850)	1,788,016
Shareholders’ equity:
Share capital	295,291	541,967	14,867	1,515,276	(2,072,110)	295,291
Contributed surplus	20,549	-	-	-	-	20,549
Retained earnings	(193,572)	(367,920)	5,522	(2,966,589)	3,328,987	(193,572)
Accumulated other comprehensive income	47,070	-	(3,287)	23,804	(20,516)	47,071
	169,338	174,047	17,102	(1,427,509)	1,236,361	169,339
	$171,680	$619,730	$98,533	$(165,099)	$1,232,511	$1,957,355

Condensed Consolidating Balance Sheets

As at December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$409,577	$743,825	$-	$(1,470,854)	$317,452	-
Cash	21,335	5,603	543	36,447	-	63,928
Investments	-	-	-	637,595		637,595
Goodwill and other intangible assets	5,996	-	-	44,219	-	50,215
Other assets	21,447	80,769	113,519	795,494	(741,890)	269,339
Assets held for sale				2,322,364		2,322,364
	$458,355	$830,197	$114,062	$2,365,265	$(424,438)	$3,343,441
Liabilities and Shareholders’ Equity
Liabilities:
Bank indebtedness	$-	$170,175	$-	$-	$(103,953)	$66,222
Other liabilities	4,784	30,652	16,818	6,337	22,876	81,467
Unearned premiums	-	-	-	358,355	(195,244)	163,111
Unpaid claims	-	-	-	828,827	(454,028)	374,799
Senior unsecured debentures	-	125,000	93,464		(33,261)	185,203
Subordinated indebtedness	-	90,500	-	-	(3,117)	87,383
Liabilities held for sale				1,931,684		1,931,684
	4,784	416,327	110,282	3,125,203	(766,727)	2,889,869
Shareholders’ equity:
Share capital	322,344	459,133	10,667	1,377,400	(1,847,200)	322,344
Contributed surplus	9,791	-	-	-	-	9,791
Retained earnings	98,563	(45,263)	2,397	(2,160,235)	2,203,102	98,564
Accumulated other comprehensive income	22,873	-	(9,284)	22,897	(13,613)	22,873
	453,571	413,870	3,780	(759,938)	342,289	453,572
	$458,355	$830,197	$114,062	$2,365,265	$(424,438)	$3,343,441

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(290,287)	$(80,730)	$3,126	$(42,475)	$120,079	$(290,287)
Adjustments to reconcile net income to net cash used by operating activities:
Income from discontinued operations	-	-	-	183,947	-	183,947
Equity in undistributed earnings in subsidiaries	(65,822)	54,257	-	-	11,565	-
Other	284,206	(18,724)	1,831	(844,925)	6,878	(570,734)
	(71,903)	(45,197)	4,957	(703,453)	138,522	(677,074)
Financing Activities:
Increase in share capital, net	-	82,834	4,200	-	(87,034)	-
Repurchase of common shares for cancellation	(27,053)	-	-	-	-	(27,053)
Contributed surplus	10,758	-	-	-	-	10,758
Common share dividend	(1,849)	-	-	-	-	(1,849)
Increase (decrease) in bank indebtedness	-	38,278	(8,323)	32	(29,955)	32
Decrease in senior unsecured indebtedness	-	(3,508)	-	-	(4,931)	(8,439)
	(18,144)	117,604	(4,123)	32	(121,920)	(26,551)
Investing Activities:
Purchase of investments	-	-	-	(1,866,041)	-	(1,866,041)
Proceeds from sale of investments	-	-	-	2,459,160	-	2,459,160
Proceeds from sale of discontinued operations	-	-	-	43,858	-	43,858
Acquisitions	16,602	(46,118)	-	46,118	(16,602)	-
Other	2,422	(19,347)	-	16,216	-	(709)
	19,024	(65,465)	-	699,311	(16,602)	636,268
Discontinued operations:
Net change in cash and cash equivalents from discontinued operations	62,155	-	-	-	-	62,155

Increase (decrease) in cash during the year	(8,868)	6,942	834	(4,110)	-	(5,202)
Cash, beginning of year	21,335	5,603	543	36,447	-	63,928
Cash, end of year	$12,467	$12,545	$1,377	$32,337	$-	$58,726

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(405,865)	$(149,023)	$344	$(119,597)	$268,276	$(405,865)
Adjustments to reconcile net income to net cash used by operating activities:
Income from discontinued operations	1,969	261,129	-	-	-	263,098
Equity in undistributed earnings in subsidiaries	34,499	131,341	-	-	(165,840)	-
Other	268,436	(295,614)	(599)	(361,703)	(3,963)	(393,443)
	(100,961)	(52,167)	(255)	(481,300)	98,473	(536,210)
Financing Activities:
Increase in share capital, net	89	116,683	-	-	(116,683)	89
Repurchase of common shares for cancellation	(5,172)	-	-	-	-	(5,172)
Common share dividend	(15,460)	-	-	-	-	(15,460)
Increase (decrease) in bank indebtedness	29	(330)	232	4,256	(4,158)	29
Increase in senior unsecured indebtedness	-	-	-	-	(34,877)	(34,877)
	(20,514)	116,353	232	4,256	(155,718)	(55,391)
Investing Activities:
Purchase of investments	(1,625)	-	-	(542,622)	-	(544,247)
Proceeds from sale of investments	1,184	-	-	983,031	-	984,215
Acquisitions	87,600	-	-	44,067	(87,600)	44,067
Other	207	(65,543)	-	(50,408)	123,038	7,294
	87,366	(65,543)	-	434,068	35,438	491,329
Cash and cash equivalents from discontinued operations	41,728	-	-	-	-	41,728
Increase (decrease) in cash during the year	7,619	(1,357)	(23)	(42,976)	(21,807)	(58,544)
Cash, beginning of year	13,716	6,960	566	79,423	21,807	122,472
Less cash and cash equivalents of discontinued operations
Cash, end of year	$21,335	$5,603	$543	$36,447	$-	$63,928

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2007	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(18,526)	$(37,307)	$2,054	$12,978	$22,275	$(18,526)
Adjustments to reconcile net income to net cash used by operating activities:
Loss from discontinued operations	(23,467)	-	-	-	-	(23,467)
Equity in undistributed earnings in subsidiaries	(3,999)	17,532	-	-	(95,768)	(82,235)
Other	(20,898)	18,918	(106,583)	343,531	-	234,968
	(66,890)	(857)	(104,529)	356,509	(73,493)	110,740
Financing Activities:
Increase in share capital, net	1,082	150,059	10,667	-	(160,726)	1,082
Repurchase of common shares for cancellation	(8,129)	-	-	-	-	(8,129)
Common share dividend	(15,710)	-	-	-	-	(15,710)
Increase in bank indebtedness	-	103,642	-	4,256	9,243	117,141
Increase (decrease) in senior unsecured indebtedness	-	-	94,429	-	(66,278)	28,151
	(22,757)	253,701	105,096	4,256	(217,761)	122,535
Investing Activities:
Purchase of investments	(19,922)	-	-	(1,186,828)	-	(1,206,750)
Proceeds from sale of investments	20,021	-	-	1,040,388	-	1,060,409
Acquisitions	109,179	(51,113)	-	6,392	(109,179)	(44,721)
Other	(9,390)	(197,975)	-	(172,932)	400,433	20,136
	99,888	(249,088)	-	(312,979)	291,254	(170,925)
Discontinued operations:
Cash and cash equivalents from discontinued operations	(39,163)	-	-	-	-	(39,163)
Increase in cash during the year	10,241	3,756	567	47,785	-	62,349
Cash, beginning of year	3,475	3,204	-	92,607	-	99,285
Cash, end of year	$(25,447)	$6,960	$567	$140,392	$-	$122,472

NOTE 27	SUBSEQUENT EVENTS:

(a)	Itasca acquisition:

On January 4, 2010, the Company and its subsidiary Kingsway America Inc. acquired certain assets of a related party, Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by a former director.  The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments.

(b)	Jevco sale:

On March 29, 2010, the Company completed the sale of Jevco for a purchase price of C$264.2 million excluding the contingent adjustments.  See Note 4 for additional details.

Due to covenant restrictions associated with the sale of restricted subsidiaries under the KAI, 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply.  Subsequent to December 31, 2009, the company entered into a series of contingent trades which closed on March 30, 2010, whereby the Company repurchased $47.9 million of par value of the KAI senior notes.  The repurchase resulted in a gain of $9.5 million.  The Company also repurchased $36.9 million (C$37.5 million) of par value of the Kingsway 2007 General Partnership senior notes.  The repurchase resulted in a gain of $6.2 million. Both purchases and the related gains will be recorded in the first quarter 2010 results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTENTS
2	Discontinued Operations
2	Non-GAAP Measures
2	Corporate Overview
4	Revenues
7	Investment Securities and Investment Income
10	Provision for Unpaid Claims
17	Reinsurance
17	Results of Continuing Operations
19	Financial Condition
24	Legal Proceedings
25	Employees
25	Quarterly Results
27	Controls and Accounting Policies
34	Related Party Transactions
34	Risk Factors
41	Outlook

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Note 21 of the consolidated financial statements provides a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway Financial Services Inc. ("Kingsway" or “The Company”) is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC's") website at www.sec.gov, each of which can also be accessed from our website www.kingsway-financial.com.

Date of MD&A
Unless otherwise noted, the information contained in this Management Discussion and Analysis is based on information available to management as of March 31, 2010.

Caution Regarding Forward Looking Statements

This Management’s Discussion and Analysis includes “forward looking statements” that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or similar words are used to identify such forward looking information. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see the heading Risk Factors in this Management’s Discussion and Analysis section.

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

All of the dollar amounts in this Management’s Discussion and Analysis are expressed in U.S. dollars, except where otherwise indicated. References to “dollars” or “$” are to U.S. dollars and any references to “C$” are to Canadian dollars.

DISCONTINUED OPERATIONS

During 2008, the Company disposed of Canadian subsidiary York Fire and Casualty Insurance Company (“York Fire”).

During 2009 the Company disposed of:
•	HI Holdings and its subsidiary Zephyr Insurance Company (“Zephyr”);
•	the assets of Avalon Risk Management Inc. (“Avalon”); and
•	Walshire Assurance Company (“Walshire”) and its subsidiary Lincoln General Insurance Company (“Lincoln General”).

During 2009 the Company also announced its intent to dispose of its majority interest in JEVCO Insurance Company (“JEVCO”). Subsequent to year end, the sale of JEVCO was completed.

For further details on the circumstances of the disposal of Lincoln General and JEVCO refer to the Corporate Overview section below.

Each of the operations above are considered to be discontinued operations and are recorded as such in the statement of financial position under the item “Income (loss) from discontinued operations, net of taxes”. Assets and liabilities of discontinued operations have been reclassified and disclosed in the consolidated balance sheet as “Assets or Liabilities held for sale”. In this Management Discussion and Analysis, unless otherwise disclosed, only continuing operating activities of Kingsway are included.

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

CORPORATE OVERVIEW

In 2007, Kingsway’s underwriting results began to reflect operational challenges resulting from prior acquisitions. It became clear the company had grown too quickly and beyond its capability to sustain a competitive and profitable business model. It became clear the Company had grown too quickly, and the growth was beyond management’s capability to sustain a competitive and profitable business model.

In 2008, Kingsway began consolidating operations in response to changing market conditions and evidence the Company lacked the flexibility necessary to stay competitive. Actions taken in 2008 included divesting York Fire and integrating American Country Insurance Company (“American Country”) into American Service Insurance Company (“American Service”).

Coupled with the operational challenges, the deterioration in the world economy in the latter part of 2008 created a ‘perfect storm’ for Kingsway.

As a result, towards the end of 2008 and into early 2009, significant changes were made to the Kingsway management team and the Kingsway Board of Directors. These changes brought renewed energy and accelerated the Company’s plans to streamline operations, delivering operational efficiencies. The Company began evaluating the profitability of every line of business and developing a plan to exit non-core and unprofitable lines.  The process included determining which products and distribution channels would best position the Company for future profitability, and seeking to align the overall cost base with planned revenue levels.

Throughout the remainder of 2009, the Company continued to streamline operations and took decisions to:
•	place certain unprofitable lines of business into run-off;
•	discontinue all business written through the managing general agent distribution channel;
•	consolidate the Canadian operations within JEVCO;
•	create a shared service model to support the U.S. operations;
•	apply disciplined and consistent processes to claims management;
•	implement a process enabling an optimal staffing model;
•	enhance the governance structure within the group through the centralization of regulatory and legal compliance units, ensuring greater transparency of issues emanating from the operating units.

During the transformation process and detailed review of U.S. operations, it became clear that Universal Casualty Company had significant performance issues.  In an effort to remedy these issues, the Company removed several senior executives in the U.S. In addition, centralization of claims management and regulatory compliance led to significant operational changes in both Universal Casualty Company and American Service. Unfortunately, although we believe that the significant actions taken have resolved operational and compliance issues, both of these companies have reported significant underwriting losses in 2009. With this clearer view to the state of the business in these legal entities, management took further action to discontinue unprofitable lines.

In addition to these operational changes, as a result of the review process and the decision to focus on core lines of business, Kingsway disposed of HI Holdings and its subsidiary Zephyr, as well as substantially all of the assets of Avalon. Also, in order to increase capital within regulated operating companies and to release excess capital, the Company commuted all intercompany reinsurance treaties. The capital made available from these disposals and commutations was used primarily to repurchase debt and shares as part of a capital initiative which began in May 2009.

In May, 2009 the Company placed all Lincoln General business into voluntary run-off. Following this action, the Company continued to experience losses from unfavourable reserve development at Lincoln General. The reduction in shareholders’ equity as a result of the operational losses within the group, combined with the economic pressures on our balance sheet, greatly reduced the Company’s capital flexibility and created the potential of exposing the Company to negative covenants in its trust indentures (for details on the restrictions of these negative covenants see the ‘Liquidity and Capital Resources’ section on page 20 of this Management Discussion and Analysis). These ongoing losses contributed to the financial strength rating downgrades of all operating companies within the group.

On October 19, 2009, with the objective of protecting the interests of all of our stakeholders, Kingsway America Inc. (“KAI”), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire, the sole shareholder of Lincoln General. At that time, all of the stock of Walshire was donated to charities, and with this disposition Lincoln General ceased being a member of the Kingsway group of companies.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Lincoln General.  On November 20, 2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company strongly disagrees with the DOI’s position and maintains that the donations of Walshire’s shares to the charities were lawful and valid.  On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed a New Matter (in essence, a Counterclaim). The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.  The analogous procedure in Ontario to a demurrer would be a motion to strike out a pleading for failure to disclose a cause of action. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010, which has reserved its decision. The timing of the decision is at the discretion of the Commonwealth Court.

If the demurrers are unsuccessful, the complaints would proceed through the courts in due course.  If the courts ultimately do not find for the Company, they might revert control of Lincoln General back to the Company, which would result in Lincoln General’s financial results being included with the Company’s consolidated financial statements. If the Commonwealth Court deems the transaction to be invalid, it could ultimately lead to Kingsway being in breach of its public debt covenants should Lincoln General go into liquidation while still part of Kingsway. Kingsway's public debt is material, and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

 In late November, A. M. Best Company indicated that, due to the continued deteriorating financial condition of the group and the impact of Lincoln General, the financial strength rating downgrades of our operating companies were possible.

In order to preserve the inherent value of JEVCO for our stakeholders and increase the financial flexibility of the Company, Kingsway announced its intent to dispose of its majority stake in JEVCO. This disposition will also allow JEVCO to continue its 20 years of profitability, and its financial strength to be rated independently of the Kingsway group. Subsequent to year end, the sale of 100% of JEVCO was completed. In early 2010, as a result of the decision to dispose of the Canadian insurance operations, the Company began to move a significant portion of the corporate function to the U.S. to better align the support functions of the group with its continuing operations.

Following these transactions, Kingsway is focused on non-standard automobile insurance in the United States. Kingsway’s primary continuing operations are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. For the year ended December 31, 2009, non-standard automobile insurance accounted for 77% of gross premiums written.  Other products in the Company’s continuing operations include commercial automobile insurance (18%), commercial and personal property coverages (3%) and other lines of business (2%).

Kingsway Financial Services Inc. is the holding company for all of our subsidiaries.  At the beginning of 2009, we were operating through the following subsidiaries:

In the U.S.: American Country Insurance Company (“American Country”); American Service Insurance Company, Inc. (“American Service”); Lincoln General Insurance Company (“Lincoln General”) (disposed of in 2009); U.S. Security Insurance Company (“U.S. Security”); Mendota Insurance Company (“Mendota”) and Mendakota Insurance Company; Southern United Fire Insurance Company (“Southern United”) (merged into American Service in 2010); Universal Casualty Company; Zephyr Insurance Company, Inc (“Zephyr”) (disposed of in 2009).  Kingsway America Inc. (“KAI”) is the holding company for all of our U.S. operating insurance subsidiaries.

In Canada:  Kingsway General Insurance Company (“Kingsway General”) (assets and liabilities assumed by JEVCO in 2009) and Jevco Insurance Company(“JEVCO”) (disposed of in 2010).

We also have wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados (all related party reinsurance treaties were commuted in 2009)  and two wholly owned insurance agencies in the U.S.:  Avalon Risk Management Inc. (“Avalon”) (substantially all of the assets sold in 2009) and the Northeast Alliance Insurance Agency, L.L.C.

REVENUES

Premium Income and Competitive Factors
Revenues reported in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized gains. Total revenue from continuing operations in 2009 was $488.3 million, a decrease of 11% over the $548.1 million from 2008 which was a 1% increase over 2007.

In order to stay competitive, Kingsway competes on a number of factors such as distribution strength, pricing and agency relationships, service, and market reputation. In our core non-standard automobile lines in the United States, our primary offerings are policies at the minimum prescribed limits in each state, typically not greater than $50,000 per occurrence. As such, we do not generally compete directly with the larger writers of this product, namely, Progressive, Allstate, State Farm and GEICO. Our primary competitors in this fragmented market are companies such as Bristol West Holdings Inc., a member of Farmers Insurance Group of Companies, Infinity Property and Casualty and Direct General Corporation.

At the same time, we compete with numerous smaller insurance companies in regional markets.  The fragmented nature of the non-standard automobile markets in the United States means that many of our competitors are small companies with limited capital resources who have traditionally relied upon the support of reinsurers to supplement their capital.  Like us, many of our competitors serve the independent agency market, as well as sell insurance directly to customers in some cases.  On the other hand, direct underwriters typically operate in standard lines of personal automobile and property insurance where they have certain competitive advantages over agency underwriters. These advantages include increased name recognition obtained through extensive media advertising, loyalty of the customer base to the insurer rather than to an independent agency and, potentially, reduced policy acquisition costs and increased customer retention.

From time to time, the niche non-standard market attracts competition from new entrants. In many cases, these entrants are looking for growth, however, because of inexperience, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We firmly believe that it is not in our best interest to compete solely on price, and as a result, occasionally we experience a loss of market share during periods of intense price competition or “soft” market conditions. In 2009 and continuing in 2010 the Company has carried out a detailed review of its price adequacy in the territories in which it operates. The Company has taken steps to terminate business where price adequacy is unlikely to be achieved within an acceptable period of time.

Ultimately, we believe that our ability to compete successfully in our industry is based on our ability to:

•	identify markets that are most likely to produce an underwriting profit;
•	operate with a disciplined underwriting approach;
•	offer diversified products and geographic platforms;
•	practice prudent claims management;
•	reserve appropriately for unpaid claims;
•	strive for cost containment and the economics of shared support functions where deemed appropriate; and
•	provide services and competitive commissions to our independent agents and brokers.

Finally, changes to legislative or industry developments can lead to increased competition in our markets or reduce our ability to price risks appropriately. New competition from these developments can cause the prices for insurance to fall, adversely affecting our underwriting profitability.

Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that should generate profitable underwriting. We regularly monitor premium adequacy both by territory and class of business and make adjustments as required. Typically, we do not reduce our pricing when competitors offer to underwrite certain classes of business at premium rates that we believe are below acceptable levels. Instead, we focus on maintaining our premium per risk rather than write a large number of risks at premiums that we believe would be inadequate and thus unprofitable.  As a result, our premium volumes may be impacted.

As a normal part of operations, we regularly consider and implement initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but may include tightening of underwriting requirements, price increases, termination of underperforming programs, reduction in agent commissions, policy non-renewals (where permitted) and other administrative changes. In most U.S. jurisdictions premium rates must be approved by the applicable regulatory authority. Once approved, an insurance company is prohibited from altering rates without regulatory approval for changes. In the United States, we market and distribute our products through a network of independent agents.  We maintain an “open market” approach which enables these agents to place business with us with no minimum commitments and provides us with a broad, flexible and scalable distribution network. We believe that this approach is unique compared with the approach of many of the non-standard automobile insurance companies.

Our strategy focuses on developing and maintaining strong relationships with our independent agents. We continually strive to provide excellent service in the markets in which we operate, communicating through a variety of channels as we look for opportunities to increase efficiency and reduce operating costs with our agents.  Our agents generally have the authority to bind policies on our behalf, providing specified insurance coverages within our prescribed underwriting guidelines. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, we do not delegate authority to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments through our independent agents.

Table 1 and Table 2 below set forth our gross premiums written by line of business and by geographic region respectively, for the Company’s continuing operations for the periods indicated.

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

In the United States, automobile insurers are generally required to participate in various involuntary residual market pools and assigned risk plans that provide automobile insurance coverage to individuals or other entities that are unable to purchase such coverage in the voluntary market. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In January 2007, we completed the acquisition of the assigned risk business of The Robert Plan Corporation and established an agency called Northeast Alliance Insurance Agency L.L.C. (“Northeast”) (formerly known as RPC Insurance Agency L.L.C.) to operate this business. In states where non-standard automobile risks are assigned to standard automobile insurance companies, Northeast offers to assume these assigned risks from the standard insurer for a pre-agreed buy-out fee. During 2009, the company underwriting these risks changed from Lincoln General to an unrelated third party.

In early 2007 we acquired Mendota, which is a dedicated non-standard insurance provider licensed in 43 states and currently writes business in 19 states through a network of approximately 6,000 independent agency locations.

In the United States, we write non-standard automobile insurance in various states, predominantly Florida, Illinois and California. In the United States, non-standard automobile insurance policies generally have lower limits of insurance commensurate with the minimum coverage requirement under the statute of the state in which we write the business. These limits of liability are typically not greater than $50,000 per occurrence.

In the year ended December 31, 2009, gross premiums written from non-standard automobile insurance decreased 26% to $291.0 million.  Non-standard automobile insurance accounted for 77% and 75% of our gross premiums written for the years ended December 31, 2009 and 2008, respectively. The significant decrease in gross premiums written is due to the various steps taken to discontinue unprofitable lines, discontinuation of the managing general agent distribution channel, primarily at Universal Casualty Company, and the run-off of Southern United. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

TABLE 1   Gross premiums written by line of business
For the year ended December 31 (in millions of dollars, except for percentages)

	2009		2008
Non-Standard Automobile	$291.0	77.2%	$391.8	74.7%
Property (including liability)	8.6	2.3	8.8	1.7
Other	-	-	0.3	0.1
Total Personal	$299.6	79.5%	$400.9	76.5%

Commercial Automobile	69.2	18.4%	$119.1	22.7%
Property (including liability)	0.6	0.1	4.1	0.8
Other	7.4	2.0	0.1	-
Total Commercial	$77.2	20.5%	$123.3	23.5%
Total Gross Premiums Written	$376.8	100.0%	$524.2	100.0%

TABLE 2   Gross premiums written by state and province
For the year ended December 31 (in millions of dollars, except for percentages)

	2009		2008
Florida	$95.9	25.5%	$114.1	21.8%
Illinois	86.1	22.9	108.2	20.6
California	36.6	9.7	50.4	9.6
Virginia	19.3	5.1	23.3	4.4
Texas	16.4	4.4	31.5	6.0
Colorado	15.3	4.1	13.1	2.5
Missouri	12.0	3.2	12.8	2.4
New York	12.0	3.2	13.6	2.6
Other	83.2	21.9	157.2	30.1
Total Gross Premiums Written	$376.8	100.0%	$524.2	100.0%

Commercial Automobile

Commercial automobile policies provide coverage for low limit, light weight, individual unit or small fleet commercial vehicles. In the year ended December 31, 2009, gross premiums written from commercial automobile decreased by 42% to $69.2 million compared to $119.1 million in 2008. This decrease represents the Company’s move away from higher limit commercial business.

Property (including liability)
In 2009, the personal property premium relates to U.S. Security’s participation in the National Flood Insurance Program (“NFIP”).  The program is a cooperative undertaking of the insurance industry and the Federal Emergency Management Agency (“FEMA”) which allows participating property and casualty insurance companies to write and service the Standard Flood Insurance Policy in their own names.  Under the program, U.S. Security receives an expense allowance for policies written and claims processed while the Federal Government retains responsibility for underwriting all losses.

In the year ended December 31, 2009, gross premiums written from personal and commercial property lines of business decreased by 29% to $9.2 million compared to $12.9 million in 2008.

INVESTMENT SECURITIES AND INVESTMENT INCOME

Overview and Strategy
We manage our securities portfolio to support the liabilities of our insurance operations, to preserve capital and to generate investment returns. We invest predominantly in corporate and government bonds with relatively short durations. The securities are managed by third-party investment management firms and the Investment and Capital Committee of the Board of Directors monitors their performance and their compliance with both their individual mandate and the Company’s investment policies and guidelines. We consider financed premium receivables to be a part of our securities portfolio.

Our investment guidelines stress the preservation of capital, market liquidity to support payment of our liabilities and the diversification of risk. With respect to fixed income securities, we generally purchase securities with the expectation of holding them to their maturities.

In accordance with the preservation of capital as a key component of the investment policy, the Company undertook the strategy in early 2009 of liquidating substantially all of the common share equity portfolio with the objectives of reducing the volatility of the balance sheet and protecting the Company’s capital. The proceeds from the disposal were reinvested in high quality fixed income securities.

Portfolio Composition
At December 31, 2009, we held cash and securities (including financed premiums) with a fair value of $586.2 million. As at December 31, 2009, we held a securities portfolio comprised primarily of fixed income securities with a relatively small allocation to preferred equity securities. As described above, the Company elected in early 2009 to eliminate its exposure to common shares. Insurance subsidiaries’ securities must comply with applicable regulations that prescribe the type, quality and concentration of securities. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled permit investments in government, state, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated securities to mitigate their exposure to currency rate fluctuations.

Table 3 below summarizes the fair value of the securities portfolio, including cash and cash equivalents and financed premiums, at the dates indicated.

TABLE 3   Fair value of securities portfolio
As at December 31 (in millions of dollars)

	2009	2008
Type of security
Term deposits	$23.8	$185.2
Government bonds	269.0	743.3
Corporate debt securities	211.2	1,170.4
Subtotal	$504.0	$2,098.9
Common shares	$-	$268.0
Preferred shares	8.2	3.6
Financed premiums	15.3	61.6
Cash and cash equivalents	58.7	105.7
Total	$586.2	$2,537.8
Less: Discontinued operations		(1,819.7)
Total from continuing operations	$586.2	$718.1

TABLE 4   Investment results before the effect of income taxes
For the year ended December 31 (in millions of dollars)

	2009	2008
Average securities at cost	$628.3	$770.2
Investment income after expenses	$2.7	$35.3
Percent earned on average investments (annualized)	0.4%	4.6%
Net realized gains (losses)	$10.3	$(11.2)
Total investment income	$13.0	$24.1
Total realized yield	2.1%	3.1%

Investment results before the effect of income taxes are reflected in Table 4 above.

Investment income from continuing operations, excluding net realized gains, decreased by 92% to $2.7 million in 2009 compared to $35.3 million in 2008.  The decrease is primarily due to the following three factors:
•	a net foreign exchange loss of approximately $17.0 million due to the impact of the strengthening Canadian dollar on:
•	U.S. dollar assets in the Canadian head office; and
•	net Canadian dollar liabilities in the U.S. operations;
•	a reduction in interest income from lower yields as a result of a significant drop in short term interest rates and from the duration and risk profile of the portfolio having been reduced; and
•
a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

The impact to the income statement from the strengthening Canadian dollar in 2009 is outlined above. In addition to this impact, the stronger Canadian dollar increased the book value of our Canadian operations in U.S. dollar terms. This increase in book value is reflected in other comprehensive income in the Company’s consolidated financial statements and more than offsets the impact to the income statement.

The Company incurred net realized gains in 2009 of $10.2 million compared to net realized losses of $11.2 million in 2008. The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities. The net loss in 2008 is primarily due to the challenging fixed income and equity markets which began in late 2007 and includes the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s decision to divest of this portfolio in early 2009.

For a more detailed analysis of investment income and net realized gains see note 5 to the Consolidated Financial Statements.

Liquidity and Cash Flow Risk

TABLE 5   Fair value by contractual maturity date
As at December 31 (in millions of dollars)

	2009		2008
Due in less than one year	$68.1	13.3%	$405.6	19.3%
Due in one through five years	293.9	57.4	986.3	47.0
Due after five through ten years	94.7	18.5	524.5	25.0
Due after ten years	55.4	10.8	182.5	8.7
Total	$512.1	100.0%	$2,098.9	100.0%

Table 5 above summarizes the fair value by contractual maturities of the fixed income securities portfolio, including redeemable preferred shares and excluding cash and cash equivalents, at the dates indicated. The 2008 analysis includes both continuing and discontinued operations.

At December 31, 2009, 71% of the fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds had contractual maturities of five years or less. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The Company holds cash and high grade short-term assets which, along with fixed income security maturities, management believes are sufficient for the payment of claims on a timely basis. In the event that additional cash is required to meet obligations to our policyholders, we believe that the high quality, liquid securities portfolio provides us with sufficient liquidity.

Market Risk
Market risk is the risk that we will incur losses due to adverse changes in interest or currency exchange rates and equity prices. Having disposed of the common equity securities and given our U.S. operations typically invest in U.S. dollar denominated securities, our primary market risk exposures in the securities portfolio are to changes in interest rates.

Because the securities portfolio is comprised of primarily fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that the securities are recorded at market value and reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

For a more detailed analysis and quantification of market risk, see the Market Risk section of note 6 of the financial statements.

Credit Risk
Credit risk is defined as the risk of financial loss due to failure of the other party to a financial instrument to discharge an obligation. Credit risk arises from our positions in term deposits, corporate debt securities and government bonds.

The Investment and Capital Committee of the Board of Directors is responsible for the oversight of key investment policies and limits. These policies and limits are subject to annual review and approval by the Investment and Capital Committee. The Investment and Capital Committee is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk.

The Company has policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. government bonds).

Table 6 below summarizes the composition of the fair value of the fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service. The fixed income securities portfolio consists of predominantly very high quality securities in corporate and government bonds with greater than 97% rated ‘A’ or better. The 2008 analysis includes both continuing and discontinued operations. The ‘not rated’ category consists primarily of investments in money market and short term instruments.

TABLE 6   Credit ratings of fixed income securities portfolio
As at December 31

	2009	2008
Rating
AAA/Aaa	62.4%	54.7%
AA/Aa	14.2	16.3
A/A	21.1	24.1
Percentage rated A/A2 or better	97.7%	95.1%
BBB/Baa	1.8	3.1
BB/Ba	-	0.2
B/B	-	0.4
CCC/Caa or lower	-	0.2
Not rated	0.5	1.0
Total	100.0%	100.0%

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

Certain U.S. public companies include this premium finance income in computing their combined ratio and underwriting profit. We, however, consider the income from premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2009, the balance of the financed premiums receivable was $15.2 million.

The fair value of financed premiums approximates their carrying amount.

Other than temporary impairment

The Company has recognized losses on securities for which a decline in market value was deemed to be other than temporary. We recognized charges of $0.7 million, $12.7 million and $0.3 million for securities value impairment that was considered other than temporary for the years ended December 31, 2009, 2008 and 2007, respectively. The charges recognized in 2008 reflected the impact on the securities portfolio of the unusually volatile fixed income and equity markets in 2008. The 2008 charges also include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest of this portfolio in early 2009.

Management performs a quarterly analysis of our securities holdings to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security is discussed within the Critical Accounting Estimates section of Management’s Discussion and Analysis.

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

At December 31, 2009, the gross unrealized losses amounted to $2.8 million. As at December 31, 2009 there were no unrealized losses attributable to non-investment grade fixed income securities.

At December 31, 2009 and December 31, 2008, unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, even those below investment grade, in a material unrealized loss position, continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no impairment provision was considered necessary. In making the impairment decisions, we utilized the professional expertise of the investment advisors, analyzed independent economic indicators and reviewed stock market trends. In deciding whether to reduce the carrying value of common and preferred shares, we take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would put in question the issuer’s ability to satisfy its debt obligations).

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

The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, including the opinions of the external independent appointed actuary, Towers Watson.

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

Table 7 below shows the amounts of total case reserves and IBNR as at December 31, 2009 and 2008. The provision for unpaid claims decreased by 2% to $368.5 million at the end of 2009 compared to $374.8 million at the end of 2008. During 2009, case reserves decreased by 1%, while IBNR reserves decreased by 3% compared to December 31, 2008.

TABLE 7   Total case reserves and IBNR
As at December 31 (in millions of dollars)

	2009	2008	(%)
Case Reserves	$229.6	$231.5	(1%)
IBNR	138.9	143.3	(3%)
Total unpaid claims	$368.5	$374.8	(2%)

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

Management Process
During 2009, a centralized actuarial function was established with responsibility for, among other things, setting the reserves for each of the operating subsidiaries in the U.S. The internal Actuarial Department consists of eight actuaries with significant industry and company specific experience. By centralizing the reserving process, a consistent approach is applied to compiling and interpreting data, which we believe will result in more reliable estimates of reserves across the group. Embedded in this centralized process is a review framework which includes a comparison of assumptions and conclusions to the appointed actuary’s assumptions and conclusions, sign-off from the head of the actuarial department, the Chief Actuary, and approval of reserves by the audit committee.

The internal actuaries perform a quarterly “actual to expected” reserve review prior to establishing the reported reserves each quarter. This review is followed by a full quarterly actuarial reserve analysis. The full actuarial reserve review is then used as the basis for the “actual to expected” review for the following quarter. The full actuarial reserve review updates the actuarial loss development tables with the new quarter of claims data.  These updated tables will allow for re-selection of loss development factors (LDF’s). In addition, in the full actuarial reserve review all other actuarial assumptions are re-visited before ultimate loss estimates are selected.

The “actual to expected” reviews also use updated claims data. However, new LDF’s are not re-selected but rather are interpolated from the prior quarter’s full actuarial review. An expected loss is derived for the incremental quarterly period based on the interpolated LDF’s and is compared to actual incremental losses in the period. The prior quarter’s full review of ultimate losses are then adjusted by this actual to expected adjustment.

In the full actuarial review process, a loss and loss adjustment expense reserve analysis is completed for each insurance subsidiary.  Unpaid claims reserves, allocated loss adjustment expense reserves and unallocated loss adjustment expense reserves are separately analyzed by line of business or coverage by accident year. A wide range of actuarial methods are utilized in order to appropriately measure ultimate loss and loss adjustment expense costs.  Many of these methods are designed to properly address changes in claims settlement rate, changes in case reserve adequacy and other operational changes.  These methods include Paid Loss Development, Incurred Loss Development, Paid Bornhuetter-Ferguson, Incurred Bornhuetter-Ferguson, Berquist-Sherman Paid Method, Adjusted Incurred Method, Case Reserve Development Method and Closure-Based Regression Method. Reasonability tests such as average outstanding reserves, ultimate loss trends and ultimate allocated loss adjustment expense to ultimate loss are also performed prior to selection of ultimate losses. Reserves are indicated by line of business or coverage and are separated into case reserves, IBNR reserves and unallocated loss adjustment expense reserves.

External Actuarial Process
An external independent actuary, Towers Watson, is appointed for each operating insurance company to ascertain whether the provision for unpaid claims as established by management is reasonably stated and within the appointed independent actuary’s range of reasonable reserve estimates.

In accordance with actuarial standards for 2009 and 2008, the independent appointed actuary develops a variability of the reserve estimates, more commonly known as a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range. The range of reasonable reserve estimates reflects the uncertainties associated with analyzing the reserves, and includes estimates that could be produced by appropriate actuarial methods and assumptions.  This range does not reflect the range of all possible outcomes. Actual results outside of this range are possible.

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

As the processes of management and the external independent actuary are undertaken independently, the provision for unpaid claims recorded by management can differ from the independent actuary’s central estimate. Prior to the fourth quarter of 2009, the Company and each one of its subsidiaries operated under a policy whereby, to the extent that management’s estimate of its gross provision for unpaid claims (net of salvage and subrogation) at December 31 of each year was less than the actuarial central estimate as recommended by its independent appointed actuary, the Company increased the gross provision for unpaid claims to an amount that was not less than the final actuarial central estimate of each subsidiary as recommended by the independent appointed actuary.  In the fourth quarter of 2009, each subsidiary recorded management’s estimate of unpaid claims and the Company adjusted the consolidated Company’s unpaid claims by the aggregate difference between management’s estimate of unpaid claims and the aggregate actuarial central estimate.

Beginning in 2010, the Company will no longer operate under the policy described above of adjusting reserves to reflect the independent actuary’s central estimate. Comparing management’s selected reserve estimate to the actuarial central estimate and range of reasonable reserves independently determined by the appointed actuary continues to be an important step in the reserving process, however, where differences exist and the Company believes the internally developed reserve estimate to be more accurate, management’s estimate will not be changed. We believe this to be consistent with industry practice for companies with a robust reserving process in place. The Company believes the new management reserving process to be a significant improvement over prior practice.

As at December 31, 2009, the aggregate amount by which the appointed actuary’s central estimate exceeded management’s selected reserve estimate was $6.6 million. Because of the change in policy described above, the provision for unpaid claims has not been increased or decreased in the financial statements of the subsidiaries where management’s reserve estimate is lower or higher than that of the actuarial central estimate. The Company elected to increase the consolidated reserves by $6.6  million to reflect the above difference on a consolidated basis in order to present the financial position of the consolidated Company on a consistent basis throughout the year.

The range of reasonable reserve estimates for gross unpaid claims for the U.S. operations estimated by the independent appointed actuary, the actuarial central estimate as recommended by the external independent appointed actuary and the actual carried provision for unpaid claims are shown below in Table 8. In addition, the Company has carried a provision for unpaid claims at Kingsway Reinsurance Corporation of $1,177,000 and $504,000 at December 31, 2009 and 2008 respectively.  The Company’s total unpaid claims provision was $368,501,000 and $374,799,000 at December 31, 2009 and 2008 respectively.

TABLE 8    Comparison of actuarial ranges for gross unpaid claims
	Low	High	Actuarial Central Estimate	Carried
As at December 31, 2009	$336.9	$403.2	$368.5	$367.3
As at December 31, 2008	334.8	407.2	370.1	374.3

Table 9 summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 1999 through 2009 and compares the re-estimation of those liabilities as at December 31, 2009. This table presents the development of unpaid claims liabilities reflected on the balance sheets as at each year ended December 31, 1999 through December 31, 2009. The top line of the table presents the estimated provision for unpaid claims recorded at the balance sheet date for each of the indicated years. This provision represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including IBNR. The table also presents the re-estimated provision for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverables on unpaid claims for years 1999 through 2009.

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

The table presents the cumulative amount paid with respect to the previously recorded provision as of the end of each succeeding year and the re-estimated amount of the previously recorded provision based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2009, we had paid $311.6 million of the currently estimated $321.8 million of claims that had been incurred through the end of 2003; thus an estimated $10.2 million of losses incurred prior to December 31, 2003 remain unpaid as of December 31, 2008.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 1999 have developed adversely by $3.4 million over the subsequent ten years and unpaid claims at December 31, 2000 have developed adversely by $13.8 million over the subsequent nine years. The effect on income during the past three years due to changes in estimates of unpaid claims is shown in Note 15 to the consolidated financial statements as the “prior years” contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods. For example, the amount of the development related to losses settled in 2009, but incurred in 2001, will be included in the cumulative development amounts for years 2001 through 2008. The deficiency identified during the year 2009 of $21.5 million was attributable to unpaid claims as at December 31, 2008 for unpaid claims for the year 2008 and all prior years.

TABLE 9    Provision for unpaid claims, net of recoveries from reinsurers
As at December 31, 2009 (in millions of dollars, except percentages)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Unpaid claims originally established - end of year, gross	368.5	374.8	398.4	325.6	325.8	323.3	318.4	297.7	122.1	97.8	94.6
Less: Reinsurance recoverable on unpaid losses	4.2	5.9	6.3	8.6	10.1	16.2	20.6	23.2	2.8	5.3	11.8
Unpaid claims originally established - end of year, net	364.3	368.9	392.1	317.0	315.7	307.1	297.8	274.5	119.3	92.5	82.8
Cumulative paid (net of currency translation impact) as of:
One year later		192.5	188.5	128.7	127.0	127.5	151.5	153.3	78.5	46.4	37.2
Two years later			277.9	201.6	204.5	197.9	219.9	233.6	110.4	71.9	57.0
Three years later				248.1	250.4	246.3	262.7	272.0	131.2	87.1	69.9
Four years later					280.0	270.0	290.9	291.7	138.5	95.0	74.7
Five years later						287.6	301.2	304.3	142.9	97.7	78.1
Six years later							311.6	310.0	144.8	98.6	79.0
Seven years later								317.6	146.0	99.5	79.3
Eight years later									152.0	100.1	79.8
Nine years later										105.8	80.2
Ten years later											85.8
Re-estimated liability as of:
One year later		390.4	386.7	311.4	312.8	299.2	303.8	304.2	136.9	93.6	83.5
Two years later			390.6	306.6	310.3	302.0	310.5	314.7	139.8	95.1	81.6
Three years later				309.6	309.9	302.6	316.9	318.6	146.5	96.9	79.1
Four years later					313.3	302.6	318.7	320.2	147.7	100.1	79.3
Five years later						305.4	318.7	320.5	148.7	101.2	80.2
Six years later							321.8	321.2	150.1	101.1	80.8
Seven years later								324.0	150.4	103.5	79.9
Eight years later									152.8	104.0	83.2
Nine years later										106.3	83.8
Ten years later											86.2

As at December 31, 2009: Cumulative (redundancy) deficiency		21.5	(1.5)	(7.4)	(2.4)	(1.7)	24.0	49.5	33.5	13.8	3.4
Cumulative (redundancy) deficiency as a % of reserves originally established - net		6%	0%	(2)%	(1)%	(1)%	8%	18%	28%	15%	4%
Re-estimated liability - gross		396.0	397.4	319.4	327.2	326.7	349.8	361.6	155.2	111.0	94.7
Less: Re-established reinsurance recoverable		5.6	6.8	9.8	13.9	21.3	28.0	37.6	2.4	4.7	8.5
Re-estimated provision - net		390.4	390.6	309.6	313.3	305.4	321.8	324.0	152.8	106.6	86.1
Cumulative deficiency - gross		21.2	(1.0)	(6.2)	1.4	3.4	31.4	63.9	33.1	13.2	0.1
% of reserves originally established - gross		6%	0%	(2)%	0%	1%	10%	21%	27%	13%	0%

Accident Year
The financial statements are presented on a calendar year basis for all data. Claims payments and changes in reserves, however, may be made on accidents that occurred in prior years, not on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in Note 15 to the consolidated financial statements and shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.

Tables 10 and 11 include a segmentation of the provision for unpaid claims on gross and net of external reinsurance bases by line of business.

TABLE 10    Provision for unpaid claims - gross
As at December 31 (in millions of dollars)

Line of Business	2009	2008
Non-Standard Auto	183.0	195.0
Property & Liability	14.5	15.0
Commercial Auto	165.5	159.4
Other	5.5	5.4
Total	$368.5	$374.8

TABLE 11    Provision for unpaid claims - net of reinsurance recoverables
As at December 31 (in millions of dollars)

Line of Business	2009	2008

Non-Standard Auto	182.9	194.5
Property & Liability	11.0	10.2
Commercial Auto	164.9	158.8
Other	5.5	5.4
Total	$364.3	$368.9

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in Table 12.

TABLE 12    Net increase in prior years’ incurred claims by line of business and accident year

Year Ended December 31, 2009 (in millions of dollars)

Accident Year	Non- Standard Auto	Property & Liability	Commercial Auto	Other	Total
2004 & prior	$1.1	$(0.3)	$2.0	$-	$2.8
2005	0.4	(0.3)	0.4	-	0.5
2006	0.2	0.1	(1.1)	0.4	(0.4)
2007	0.1	(0.3)	1.5	(0.4)	0.9
2008	13.0	(0.5)	5.3	(0.1)	17.7
Total	$14.8	$(1.3)	$8.1	$(0.1)	$21.5

Year Ended December 31, 2008 (in millions of dollars)

Accident Year	Non- Standard Auto	Property & Liability	Commercial Auto	Other	Total
2003 & prior	$(0.7)	$0.1	$0.6	$-	$-
2004	(0.5)	(0.3)	0.7	-	(0.1)
2005	(0.7)	(0.1)	0.5	(0.1)	(0.4)
2006	(2.3)	(0.7)	(0.2)	(1.1)	(4.3)
2007	0.3	-	0.8	(1.7)	(0.6)
Total	$(3.9)	$(1.0)	2.4	$(2.9)	$(5.4)

Year Ended December 31, 2007 (in millions of dollars)
Accident Year	Non- Standard Auto	Property & Liability	Commercial Auto	Other	Total
2002 & prior	$0.8	$(0.7)	0.1	$-	$0.2
2003	1.0	0.4	0.2	-	1.6
2004	(0.9)	(0.6)	0.4	-	(1.1)
2005	(2.6)	0.2	(0.8)	-	(3.2)
2006	(2.6)	(0.5)	(0.4)	0.4	(3.1)
Total	$(4.3)	$(1.2)	(0.5)	$0.4	$(5.6)

The net movement in prior years’ incurred claims, net of reinsurance, for the years ended December 31, 2009, 2008 and 2007 were an increase of $21.5 million, decrease of $5.4 million and a decrease of $5.6 million, respectively. Table 12 identifies the relative contribution of the increases / (decreases) in incurred claims attributable to the respective products and incurred loss years.

In 2009, the majority of the unfavourable development occurred on the non-standard automobile line of business and relates to business written at Universal Casualty Company and American Service. At Universal Casualty Company, a detailed review of claim payment and reserving practices performed during the year led to significant changes in both practices, increasing ultimate loss estimates and accelerating claim payments. At American Service, the application of consistent reserving practices by the centralized actuarial department resulted in revised indications of ultimate expected loss payments.

The unfavourable development on the non-standard automobile line of business at Universal Casualty Company and American Service was partially offset by favourable development at U.S. Security and Mendota.

The unfavourable development on the commercial automobile line of business relates a number of segments in this line of business, all of which have been placed into run-off in 2009.

Non-Standard Automobile
At December 31, 2009 and 2008 the provisions for unpaid claims for our non-standard automobile business were $183.0 million and $195.0 million, respectively. The decrease is due to the reduction in the volume of non-standard premium written and an acceleration of claim payments, partially offset by unfavourable reserve development described above.

Property and Liability
At December 31, 2009 and 2008 the provision for unpaid claims for U.S. property and liability business was $14.5 million and $15.0 million, respectively. During 2009, the Company experienced favourable development of $1.3 million. With the exception of the mandatory Florida flood program at U.S. Security which is 100% reinsured to a third party, substantially all property and liability programs have been placed into run-off.

Commercial Auto
At December 31, 2009 and 2008 the provisions for unpaid claims for Commercial Auto business were $165.5 million and $159.4 million, respectively. The primary reason for the increase in unpaid claims is the unfavourable development described above.

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

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $0.5 million with respect to commercial automobile liability claims. For most of the personal non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $50,000 per occurrence, depending on the state. We purchase reinsurance to protect against awards in excess of our policy limits above a retention of $2.0 million.  In addition, we purchase catastrophe reinsurance that provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure to $2.0 million per occurrence to a maximum coverage of $38.0 million.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of the insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. Estimating amounts of reinsurance recoverables, however, is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2009, we had $4.9 million recoverable from third party reinsurers and other insurers. At December 31, 2009, approximately 76% of the amounts recoverable from third party reinsurers were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amounts ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed. Table 13 below summarizes the composition of the amounts due from reinsurers at December 31, 2009, by the rating as assigned by A.M. Best to the applicable reinsurers.

TABLE 13     Composition of amounts due from reinsurers by rating
As at December 31 2009

A.M. Best
A++	50.3%
A+	0.3%
A	17.4%
A-	7.5%
B++ and below	16.6%
C++	0.1%
Not rated	7.8%
Total	100.0%

RESULTS OF CONTINUING OPERATIONS

For the years ended December 31, 2009 and 2008

Gross Premiums Written
During the year ended December 31, 2009, gross premiums written were $376.8 million compared to $524.2 million in 2008 representing a 28% decrease.

The decrease in gross premiums written is due to significant reductions in premium volumes in the non-standard and commercial automobile lines of business. The reduction in non-standard automobile premium is due to the various steps taken to discontinue unprofitable programs, the discontinuation of the managing general agent distribution channel, primarily at Universal Casualty Company, and the run-off of Southern United. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

The reduction in commercial automobile premium represents the Company’s move away from higher limit commercial business.

Net Premiums Written
Net premiums written decreased 24% to $385.6 million for the year ended December 31, 2009 compared with $510.0 million for the year ended December 31, 2008. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above.

Net Premiums Earned
Net premiums earned decreased 18% to $430.2 million for the year ended December 31, 2009, compared with $524.8 million for 2008. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above. The extent of the decrease is mitigated by the larger volume of business written in 2008 which is partially earned in 2009.

Investment Income
Investment income, excluding net realized gains, decreased by 92% to $2.7 million in 2009, compared to $35.3 million in 2008.  The decline is due to a net foreign exchange loss of $17.0 million; a reduction in interest income from lower yields as a result of a significant drop in short term interest rates and from the duration and risk profile of the portfolio having been reduced; and a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

Net Realized Gains (Losses)
The Company incurred net realized gains in 2009 of $10.2 million compared to net realized losses of $11.2 million in 2008. The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities. The net loss in 2008 is primarily due to the challenging fixed income and equity markets which began in late 2007 and includes the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s decision to divest of this portfolio in early 2009.

Claims Incurred
The loss ratio for 2009 was 82.7% compared to 71.0% for 2008 due to increasing ultimate loss estimates for current and prior accident years. The results for 2009 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2008. This increase amounted to approximately $21.5 million which increased the ratio by 5.0 percentage points for 2009. The results in 2008 reflect a decrease in the provision for unpaid claims occurring prior to December 31, 2007 of $5.4 million which decreased the ratio by 1.0 percentage points. Consolidated case reserves for individual claims decreased 1% to $229.6 million as at December 31, 2009 compared to $231.5 million at December 31, 2008 and IBNR decreased 3% to $138.9 million at December 31, 2009 compared to $143.3 million at December 31, 2008.

Underwriting Expenses
The expense ratio was 46.3% in 2009 and 37.3% in 2008. The higher ratio in 2009 is due to net premium earned decreasing at a greater rate than expense reductions. This is primarily due to timing of costs associated with the transformation program and increased legal and other professional fees.

Combined Ratio
The combined ratio was 129.0% in 2009 compared with 108.3% in 2008, which produced an underwriting loss of $124.7 million compared with a loss of $43.4 million in 2008. The underwriting loss is attributable to the factors described in the ‘Claims Incurred’ and ‘Underwriting Expenses’ sections above.

Interest Expense
Interest expense for 2009 was $23.9 million, compared to $35.0 million in 2008 representing a 32% decrease. The decrease is primarily due to the repayment of the Company’s bank debt in the second half of 2008 and a portion of the Company’s senior indebtedness during 2009.

Net Income and Earnings Per Share
In 2009 we incurred a loss from continuing operations of $106.3 million compared to a loss from continuing operations of $142.8 million in 2008. The loss in 2009 is largely due to underwriting losses and a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio. These factors have been partially offset by net realized gains on investments and the buyback of the Company’s debt which resulted in a gain and lowered interest expense.

In 2009, we incurred a net loss of $290.3 million compared to net loss of $405.9 million reported for 2008. The diluted loss per share was $5.39 for 2009 compared to diluted loss per share of $7.35 for 2008.

Book Value Per Share
Book value per share decreased by 60% to $3.28 at December 31, 2009 from $8.24 at December 31, 2008. The decline in book value is due to the factors impacting net income as described above, partially offset by other comprehensive income primarily due to foreign currency translation of the discontinued Canadian operations.

RESULTS OF CONTINUING OPERATIONS

For the years ended December 31, 2008 and 2007

Gross Premiums Written
During the year ended December 31, 2008, gross premiums written were $524.2 million compared to $510.1 million in 2007 representing a 3% increase. The increase in premiums is primarily due to the inclusion of a full year of Mendota business in 2008 compared to only nine months in 2007.

Net Premiums Written
Net premiums written increased 1% to $510.0 million compared with $503.2 million for the year ended December 31, 2007. This increase is attributed to the same factors as described in the ‘Gross Premiums Written’ section above.

Net Premiums Earned
Net premiums earned increased 5% to $524.8 million for the year ended December 31, 2008, compared with $500.1 million for 2007. This increase is attributed to the same factors as described in the ‘Gross Premiums Written’ section above. The extent of the increase is greater than the increase in the written premium due to the larger volume of business written in 2007 which was partially earned in 2008.

Investment Income
Investment income, excluding net realized gains, decreased by 16% to $35.3 million in 2008, compared to $42.2 million in 2007.  The decrease in investment income in 2008 compared to 2007 is primarily due to lower short term yields and a reduction in the size of the portfolio as a result of the repayment of the Company’s bank debt.

Net Realized Gains (Losses)
The Company incurred net realized losses in 2008 of $11.2 million compared to net realized gains of $2.2 million in 2007. The net realized losses in 2008 include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest this portfolio in early 2009.

Claims Incurred
The loss ratio for 2008 was 71.0% compared to 71.4% for 2007. The results for 2008 and 2007 reflect reductions in the provisions for unpaid claims occurring prior to December 31, 2007 and December 31, 2006, respectively. These reductions amounted to approximately $5.4 million which increased the ratio by 1.0 percentage points for 2008, compared to $5.6 million and 1.1 percentage points, respectively, for 2007. Consolidated case reserves for individual claims decreased 7% to $231.5 million as at December 31, 2008 compared to $249.1 million at December 31, 2007 and IBNR decreased 4% to $143.3 million at December 31, 2008 compared to $149.2 million at December 31, 2007.

Underwriting Expenses
Our expense ratio was 37.3% in 2008 which is consistent with the 37.5% experienced in 2007.

Combined Ratio
The combined ratio was 108.3% in 2008 compared with 108.9% in 2007, which produced an underwriting loss of $43.4 million and $44.6 million in 2008 and 2007, respectively.

Interest Expense
Interest expense for 2008 was $35.0 million, compared to $38.9 million in 2007 representing a 10% decrease. The decrease is due to the repayment of a portion of the Company’s debt during 2008.

Net Income and Earnings Per Share
In 2008 we incurred a loss from continuing operations of $142.8 million compared to a loss from continuing operations of $42.0 million in 2008. The loss in 2009 is largely due to underwriting losses, net realized losses on the securities portfolio, impairment of goodwill relating to the U.S. operations and a future tax valuation allowance.

In 2008, we incurred a net loss of $405.9 million compared to net loss of $18.5 million reported for 2007. The diluted loss per share was $7.35 for 2008 compared to diluted loss per share of $0.33 for 2007.

Book Value Per Share
Book value per share decreased by 51% to $8.24 at December 31, 2008 from $16.95 at December 31, 2007. The decline in book value is mostly due to the operating loss from continuing operations, mark-to-market of the securities portfolio and the sale of securities at a loss, a goodwill impairment charge, an increase to the future tax valuation allowance, and the depreciation of the Canadian dollar against the U.S. dollar which reduces the book value of the Canadian operations in U.S. dollar terms. The above factors were partially offset by the gain on the sale of York Fire.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, from the disposal of discontinued operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements.

As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company’s dividend was suspended in the second quarter of 2009.

As outlined in the Corporate Overview section of this Management Discussion and Analysis, throughout 2009 the Company has continued to experience losses. The reduction in shareholders’ equity as a result of these ongoing losses greatly reduced the Company’s capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries. A description of the negative covenants is disclosed below. For further details on the capital adequacy of the operating subsidiaries, see the ‘Capital Requirements’ narrative in this ‘Financial Conditions’ section of Management’s Discussion and Analysis.

Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%. In this calculation, total debt and senior debt are determined on a current basis and total capital is determined based on the most recent publicly filed financial statements.

Based upon the December 31, 2009 financial statements, the Company’s total debt to capital and senior debt to capital ratios were 66.6% and 48.7% respectively. As a result, the limitations and restrictions described above are applicable at that date.

Early in 2010 the Company announced that it had entered into a definitive agreement for the sale of JEVCO. On March 29, 2010 the sale of JEVCO was completed. Although JEVCO is a restricted subsidiary, prohibiting the sale of its voting stock under the terms of the restrictive covenants described above, a portion of the proceeds from this transaction was used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions did not apply following the application of the proceeds in this manner. This transaction is expected to improve the Company’s capital flexibility and reduce the debt service costs required going forward.

On a pro-forma basis following the sale of JEVCO and the application of the proceeds to the repurchase of indebtedness and the release of the Company’s fourth quarter results, the Company’s total debt to capital and senior debt to capital ratios were 60.0 % and 38.6% respectively. As a result, the limitations and restrictions described above are applicable from March 31, 2010.

Of the C$264.2 million proceeds from the sale of JEVCO (of which, C$27.5 million has been placed in escrow) $69.1 million was used to repurchase a total par value of $84.8 million of senior unsecured indebtedness. The Company continues to explore opportunities to buy back debt in the market in order to reduce the debt to capital ratios below the level at which these operating restrictions apply, while ensuring that the debt covenants are fully complied with.  The Company’s public debt is material and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

Debt and Equity Buyback Initiative

In May 2009 the Board of Directors delegated to the Capital Committee of the Board of Directors the authority to repurchase debt of the Company up to a maximum of $40 million.

On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of Kingsway, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.

Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of Kingsway announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

In November 2009, the Company repaid in full a $6.9 million mortgage on a property.

The Capital Committee of Kingsway’s Board of Directors has recommended that capital allocated for the buyback initiative that remained unused following the expiry of: (i) the modified “Dutch Auction” tender offer for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012, and (ii) the expiry of the take-over bid for units of the Kingsway Linked Return of Capital Trust, be applied to the repurchase of Kingsway common shares pursuant to the Company’s normal course issuer bid.

Kingsway announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the Toronto Stock Exchange (“TSX”). The normal course issuer bid was originally announced by Kingsway on November 28, 2008. Purchases under the normal course issuer bid from December 2, 2008 to December 1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on November 15, 2008). Purchases under the normal course issuer bid, as amended, were limited to 5,386,545 common shares, or 10% of the public float on November 28, 2008. The normal course issuer bid, as amended, terminated on December 1, 2009. Under this normal course issuer bid, 3,472,700 shares were repurchased at an average price of C$3.77.

As at December 31, 2009, the Company had 51,595,828 common shares outstanding compared with 55,068,528 common shares outstanding at December 31, 2008.

As at December 31, 2009, of the $40 million authorized by the Board of Directors to repurchase debt and equity of the Company, approximately $33.7 million had been used. This repurchase program is no longer active.

As outlined in the ‘Liquidity and Capital Resources’ section above, a portion of the proceeds from the sale of JEVCO in 2010 was used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions did not apply following the application of the proceeds in this manner. A total par value of $84.8 million of indebtedness was repurchased which resulted in a gain of $15.7 million. These transactions will be recorded in the 2010 results.

INDEBTEDNESS

Bank Indebtedness

On June 23, 2006, the Company entered into a $175 million 3 year revolving facility with a syndicate of three banks. This facility replaced a C$150 million 364 day revolving credit facility. During 2008, the Company repaid all outstanding amounts under this facility and the facility was terminated.

On December 21, 2007, the Company entered into a 365 day C$70 million credit facility with a syndicate of banks. This facility is supplemental to the existing $175 million credit facility above. During 2008, the Company repaid all outstanding amounts under this facility and the facility was terminated.

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

As discussed above, these debentures contain negative covenants placing limitations and restrictions over certain actions without the prior written consent of the trustee. These restrictions are applicable based on the December 31, 2009 financial statements.

During 2009, the Company repurchased $14.6 million (C$16.1 million) of par value of this offering and realized a gain of $6.0 million. As at December 31, 2009 C$83.9 million of this issue remains outstanding.

Subsequent to year end the company repurchased $36.9 million (C$37.5 million) of par value of this offering, realizing a gain of $6.2 million. These trades had been contingent upon the closing of the JEVCO sale transaction which occurred on March 29, 2010.

U.S. Senior Note Offering
On January 29, 2004, a subsidiary of the Company, Kingsway America Inc., completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest payments are to be made on February 1 and August 1 in each year with an effective interest rate of 8.3%.

As discussed above, these debentures contain negative covenants placing limitations and restrictions over certain actions without the prior written consent of the trustee. These restrictions are applicable based on the December 31, 2009 financial statements.

During 2008 and 2009 the Company repurchased $17.5 million and $7.0 million of par value, respectively, of this offering. The Company realized a gain on the repurchases of $0.7 million in 2008 and $3.5 million in 2009. As at December 31, 2009 $100.5 million of this issue remains outstanding.

Subsequent to year end the company repurchased $47.9 million of par value of this offering, realizing a gain of $9.5 million. These trades had been contingent upon the closing of the JEVCO sale transaction which occurred on March 29, 2010.

Subordinated Debt
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America Inc. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $5,047,000, $7,126,000 for 2008 and $8,896,000 for 2007.

Loan Payable
On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“Units”) due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used by KLROC Trust for a series of investments that included the purchase of a C$74.1 million 7.12% senior note due June 30, 2015 issued by an affiliate. Because the Company is not considered to be the primary beneficiary of the KLROC Trust, the Units are not considered to be an obligation of the consolidated entity.

Kingsway America Inc., a U.S. subsidiary, has a promissory note payable balance of approximately $66.2 million with Kingsway ROC LLC, an affiliated company. The note was issued on July 15, 2005 and bears interest at 7.37% annually. The note principal is payable on June 30, 2015. Interest paid during each of 2007, 2008 and 2009 was $4,881,000 with an effective interest rate of 7.37%. Because the Company is not considered to be the primary beneficiary of ROC LLC, the promissory note payable to the ROC LLC is considered to be an obligation of the consolidated entity.

On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of the Company commenced a take-over bid for the Units. Together with 136,500 Units acquired outside of the KLROC Offer, the Company now owns and controls approximately 26.6% of the issued and outstanding Units at December 31, 2009. Because the amount owing to ROC LLC under the terms of the promissory note payable is unchanged through the acquisition of these Units, the balance of the Loan Payable is not reduced. The securities portfolio of the consolidated portfolio includes KFS Capital LLC’s investment in the Units. The Company earned $0.2 million of investment income on these Units during 2009.

Financing Facility
In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. The facility was at fair market terms and conditions. This facility was undrawn, expired and has been terminated. In the fourth quarter of 2009, a new facility was obtained from the same related party. This new facility is at fair market terms and conditions. No funds were ever drawn on this facility and it was mutually cancelled on February 25, 2010.

Contractual Obligations
Our provision for unpaid claims does not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in Table 14. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a securities portfolio with varying maturities and a substantial amount in short-term securities to provide adequate cash flows for the payment of claims. The unpaid claims in Table 14 have not been reduced by amounts recoverable from reinsurers.

As of December 31, 2009, we had approximately $330.4 million of total indebtedness. This compares with $338.8 million as at December 31, 2008 and $546.1 million as at December 31, 2007. Payments under the Company’s debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway.

TABLE 14    Contractual Obligations - Payments Due by Period
(in thousands of dollars)

	2010	2011	2012	2013	2014	Thereafter	Total
Senior unsecured debentures	-	-	79,156		97,608	-	176,764
Subordinated indebtedness	-	-	-	-	-	87,415	87,415
Loan payable	-	-	-		-	66,222	66,222
Total indebtedness	-	-	79,156	-	97,608	153,637	330,401
Unpaid claims	181,302	81,561	40,002	26,252	18,021	21,363	368,501
Total	$181,302	$81,561	$119,158	$26,252	$115,629	$175,000	$698,902

The payment profile of the Company’s indebtedness in the table above is based upon contractual maturity dates. A total par value of $36.9 million of senior unsecured indebtedness maturing in 2012 and $47.9 million the senior unsecured indebtedness maturing in 2014 has been repurchased subsequent to year end using the proceeds from the sale of JEVCO. The Company may seek to repurchase additional indebtedness in the future, depending upon market conditions and capital requirements within the group.

Capital Requirements

TABLE 15    Capital requirements
As at December 31

	2009		2008
	MCT (%)	Excess over Minimum1	MCT (%)	Excess over Minimum1

Jevco Insurance Company	229	90.9	190	16.6
Kingsway Reinsurance (Bermuda) Ltd.		1.0		15.4
Total Canadian Operations		$91.9		$45.5

	RBC (%)		RBC (%)
Universal Casualty Insurance Company	201	0.1	355	11.7
American Service Insurance Company	201	0.1	428	11.5
American Country Insurance Company	202	0.1	211	0.6
Hamilton Risk Management	566	20.3	726	22.9
Southern United Fire Insurance Company	500	7.2	556	10.1
Mendota Insurance Company	381	7.5	412	5.8
Mendakota Insurance Company	38,172	9.2	34,129	9.1
Kingsway Reinsurance Corporation (Barbados)		-		77.9
Total U.S. Operations		$44.5		$174.1
Total Consolidated		$136.4		$219.6
1 Excess over regulatory minimum expressed in millions of dollars.

Canadian Operations
Effective October 1, 2009 JEVCO assumed the assets and liabilities of Kingsway General Insurance Company and all intercompany reinsurance agreements between JEVCO Insurance Company, Kingsway General Insurance Company and Kingsway Reinsurance (Bermuda) Limited were commuted. In addition, capital was injected into JEVCO to support the consolidated operations and to meet the target October 1, 2009 MCT ratio of 243% agreed with Office of the Superintendent of Financial Institutions (“OSFI”) prior to the transaction being approved. Subsequent to these transactions all of Kingsway General Insurance Company’s insurance licenses have been surrendered.

As a result of the above transactions, all insurance operations in Canada were consolidated within JEVCO with effect from October 1, 2009. During the fourth quarter the Company announced its intent to dispose of its majority stake in JEVCO. Subsequent to year end the sale of 100% of JEVCO was completed.

In Canada, JEVCO Insurance Company is regulated by OSFI. OSFI expects each institution to maintain ongoing capital at no less than the supervisory target Minimum Capital Test (“MCT”) of 150% and may establish, in consultation with an institution, an alternative supervisory target level based upon an individual institution’s risk profile. As at December 31, 2009, JEVCO had capital of approximately $90.9 million in excess of the 150% level.

U.S. Operations
In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2009, all U.S. subsidiaries are above the required RBC levels, with RBC ratios based on the subsidiary unaudited statutory financial statements ranging between 201% and 38,172%, and have estimated aggregate capital of approximately $44.5 million in excess of the 200% level.

The total adjusted capital of three U.S. subsidiaries (Universal Casualty Company, American Service Insurance Company and American Country Insurance Company) was close to the minimum authorized control level at December 31, 2009. A further reduction in the RBC’s of these companies will result in them being at the NAIC company action level. Subsequent to year end, all U.S. regulated insurance subsidiaries with the exception of U.S. Security entered into a pooling agreement which results in the adequacy of statutory surplus of the participants in the pool being assessed for adequacy against the combined risk profile of the legal entities in the pool. This pooled structure is a more accurate reflection of the way in which these operations are managed and provides a more efficient use of the group’s capital. Under the pooled structure, the pro-forma RBC’s of these three U.S. subsidiaries improves to 303%, 317% and 264% respectively. The Company believes that this structural change, combined with other steps taken by the Company, including the termination of unprofitable lines of business, will improve the capital adequacy going forward as measured by the RBC.

On October 19, 2009, the Company announced that its indirect wholly owned subsidiary, Kingsway America Inc. (“KAI”), has disposed of its entire interest in KAI’s wholly owned subsidiary Walshire Assurance Company (“Walshire”). Walshire is the sole shareholder of Lincoln General. All of the stock of Walshire has been donated to charity, and with this disposition Lincoln General ceases being a member of the Kingsway group of companies. The Company is of the view that as of the date of the disposition of Walshire, its control over Walshire and its subsidiaries, including Lincoln General, was lost. Accordingly, Walshire and its subsidiaries are no longer consolidated beginning October 19, 2009.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln was paid in the fourth quarter. The Company also maintains an obligation to provide certain continued administrative support to the run-off management team at Lincoln and human resources services previously provided to Lincoln by the Company have been terminated.  The Company also has continuing obligations on reinsurance agreements with Lincoln which are at market terms and conditions.  The ongoing obligations are not significant and do not provide the Company with any control of significant influence over the operating activities or financial results of Lincoln.

As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies were commuted. As noted above, treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda) Limited were commuted effective October 1, 2009. These initiatives have resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

As at December 31, 2009, following the commutation of all intercompany reinsurance treaties between Kingsway Reinsurance Corporation and the Company’s U.S. operating subsidiaries, a significant portion of the remaining capital at Kingsway Reinsurance Corporation was repatriated. A portion of this capital was re-deployed directly into the U.S. operating subsidiaries and a portion was held at the parent company for corporate purposes. The regulatory capital remaining in Kingsway Reinsurance Corporation following the commutation of all related party reinsurance treaties is below the amount required under the Insurance Act of Barbados where Kingsway Reinsurance Corporation is domiciled. The calculation of the minimum capital required is based upon the premiums of the previous calendar year when the level of underwriting activity was significantly greater than those of the ongoing Barbados operation. This situation has been communicated to the Office of the Supervisor of Insurance in Barbados which has accepted the Company’s commitment to resolve the shortfall in early 2010. Management’s calculation of the statutory surplus in early 2010 exceeds the surplus required.

As at December 31, 2009, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $1.0 million in excess of the regulatory capital requirements in Bermuda.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 and which is more fully described in Notes 17(c) and 18 of the audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity. The Company has one other off-balance sheet financing arrangement as discussed below.

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

Standard & Poor’s Rating

On June 5, 2009, the Company withdrew all ratings provided by Standard and Poor’s as a part of its ongoing cost cutting strategy.

DBRS Rating

On June 5, 2009, the Company withdrew all ratings provided by DBRS as a part of its ongoing cost cutting strategy.

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

In addition to the potential exposures outlined above, the Company is engaged in the following legal disputes:

•
The Pennsylvania Insurance Department (“DOI”) has challenged the disposition to charities of Walshire and its subsidiaries.  On November 20, 2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid.  On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed a New Matter (in essence, a counterclaim). The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.  The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010, which has reserved its decision. The timing of the decision is at the discretion of the Commonwealth Court.

if the demurrers are unsuccessful, the complaints would proceed through the courts in due course and the outcome of this case at trial is not determinable.  If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements.  If the Commonwealth Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

•
The external run-off manager of Lincoln has asserted that the Company has violated the terms of the run-off agreement and has filed a request for arbitration for the maximum payable under the contract of $20 million.  The Company management believes that the Company is in compliance with the terms of the run-off agreement.

•	The Company is the defendant in two separate breach of contract suits filed by two former employees.

EMPLOYEES

 At December 31, 2008, we employed approximately 2,600 personnel. As a result of the transformation program, including the sale of a number of operating subsidiaries, as at December 31, 2009 there were approximately 1,000 personnel supporting our continuing operations. None of our employees are represented by a labour union. We believe that we have good relations with our employees and we have never experienced a work stoppage.

QUARTERLY RESULTS

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2008 and 2009 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the securities portfolio and currency fluctuations.

TABLE 16    Quarterly Results
(In millions of dollars, except earnings per share amounts)

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross premiums written	$70.4	$82.8	$86.7	$136.9	$101.2	$118.8	$127.0	$177.2
Net premiums earned	79.7	103.4	111.1	135.9	119.3	153.1	100.3	152.2
Net income (loss)	(75.5)	(118.1)	(38.4)	(58.3)	(360.4)	(17.4)	6.3	(34.4)
Earnings per share
Basic	$(1.46)	$(2.19)	$(0.70)	$(1.06)	$(6.53)	$(0.32)	$0.11	$(0.62)
Diluted	$(1.46)	$(2.19)	$(0.70)	$(1.06)	$(6.53)	$(0.32)	$0.11	$(0.62)

TABLE 17    Fourth Quarter Results
(In millions of dollars, except earnings per share amounts)

For the three months ended December 31:
	2009	2008	Change
Gross premiums written	$70.4	$101.2	(30%)
Net premiums earned	79.7	119.3	(33%)
Underwriting profit (loss)	(54.6)	(16.5)	(231%)
Investment income	(8.7)	8.5	(203%)
Net realized gains (loss)	0.3	(12.5)	102%
Loss from continuing operations	(65.2)	(165.2)	61%
Net loss	(75.5)	(360.4)	79%
Diluted loss per share - continuing operations	(1.26)	(3.00)	58%
Diluted loss per share - net loss	(1.46)	(6.53)	78%
Loss ratio	87.8%	71.6%	16.2%
Expense Ratio	80.7%	42.2%	38.5%
Combined ratio	168.5%	113.8%	54.7%

Fourth Quarter Results
Gross premiums written in the fourth quarter of 2009 decreased by 30% to $70.4 million compared to $101.2 million reported in the fourth quarter of 2008. The decrease is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel for non-standard automobile insurance and the move away from higher limit commercial business.

Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

Net premiums earned were $79.7 million in the fourth quarter of 2009, a decrease of 33% compared to $119.3 million for the fourth quarter of 2008. This decrease is attributed to the same factors as those for gross premiums written as described above.

The combined ratio was 168.5% in 2009 compared with 113.8% in 2008, which produced an underwriting loss of $54.6 million compared with a loss of $16.5 million in 2008. The underwriting loss in 2009 is primarily a result of the increase in the loss ratio to 87.8% from 71.6% due to unfavourable development on the non-standard automobile line of business which relates primarily to business written at Universal Casualty Company and American Service. At Universal Casualty Company, a detailed review of claim payment and reserving practices performed during the year led to significant changes in both practices, increasing ultimate loss estimates and accelerating claim payments. At American Service, the application of consistent reserving practices by the centralized actuarial department resulted in revised indication of ultimate expected loss payments. Also contributing to the underwriting loss is an increase in the expense ratio to 80.7% from 42.2%, primarily due to net premium earned decreasing at a greater rate than expense reductions as a result of timing of costs associated with the transformation program and increased legal and other professional fees.

Investment income decreased 203% to a loss of $8.7 million in the fourth quarter of 2009 compared to income of $8.5 million for the fourth quarter of 2008. The loss is primarily a result of a net foreign exchange loss of approximately $11.6 million due to the impact of the strengthening Canadian dollar on U.S. dollar assets in the Canadian head office and net Canadian dollar liabilities in the U.S. operations.

Also contributing to the decline in investment income is the a reduction in interest income from lower yields as a result of a significant drop in short term interest rates and from the duration and risk profile of the portfolio having been reduced, as well as a reduction in the size of the securities portfolio from reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

In the fourth quarter of 2009, net realized gains were $0.3 million compared to a net realized loss of $12.5 million. The realized gain in the fourth quarter of 2009 reflects the small amount of trading activity in the quarter. The net realized loss in the fourth quarter of 2008 includes the other than temporary impairment of the common equity portfolio as a result of the Company’s decision to liquidate this portfolio in early 2009.

In the fourth quarter of 2009 we incurred a loss from continuing operations of $65.2 million compared to a loss from continuing operations of $165.2 million in 2008. The loss in the fourth quarter of 2009 is largely due to underwriting losses, a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio. The loss in the fourth quarter of 2008 is due to underwriting losses, net realized losses on the securities portfolio, impairment of goodwill relating to the U.S. operations and a future tax valuation allowance.

In the fourth quarter of 2009, we incurred a net loss of $75.5 million compared to net loss of $360.4 million reported for the fourth quarter of 2008. The diluted loss per share was $1.46 for 2009 compared to diluted loss per share of $6.53 for 2008.

CONTROLS AND ACCOUNTING POLICIES

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (“CEO”) and the  CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2009 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) were effective as of such date to ensure that information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, the CEO and CFO have concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

There have been no changes in Kingsway’s internal control over financial reporting during the period beginning October 1, 2009 and ending December 31, 2009, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

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

CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 2 to the audited consolidated financial statements. The preparation of financial statements in conformity with GAAP in Canada requires management to make certain estimates and assumptions, some of which may relate to matters that are uncertain. As more information becomes known, these estimates and assumptions could change and thus have a material impact on the Company’s financial condition and results of operations in the future. The most significant estimates and assumptions used in preparing our financial statements are described below.

Provision for unpaid claims
A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, including the opinions of the external independent appointed actuary, Towers Watson. Further information regarding estimates used in determining our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in Notes 2(h) and 15 to the consolidated financial statements.

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

Because the establishment of reserves is an inherently uncertain process involving estimates, current provisions may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated. The independent appointed actuary develops a variability of the reserve estimates, more commonly known as a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent the independent appointed actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range. As at December 31, 2009 the actuarial central estimate of the independent appointed actuary was $367.3 million which is equal to the Company’s provision for unpaid claims. The independent appointed actuary’s range of reasonable reserves as at December 31, 2009 is between $335.8 million and $402.0 million.

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

The Company recognized charges of $0.7 million, $12.7 million and $0.3 million for securities value impairment that was considered other than temporary for the years ended December 31, 2009, 2008 and 2007, respectively.

Goodwill and intangible assets
Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment that may affect any resulting impairment write-down. This includes assumptions regarding fluctuations in future earnings from the reporting units. Management then compares the fair value of a reporting unit to the carrying amount. If the carrying amount of a reporting unit exceeds the fair value of that reporting unit, a second step of impairment is performed to compare the implied fair value of the reporting unit with the carrying amount. In connection with the annual impairment assessment performed in the fourth quarter of 2009, all reporting units were tested. Based on the assessment, an impairment provision of $6.9 million has been recorded against the goodwill of JEVCO resulting from the sale of the subsidiary subsequent to year end for proceeds below its carrying value. Following this writedown, the Company’s goodwill balance is $nil. As a result of the sale of specific assets of Avalon, the Company wrote off the associated remaining intangible assets of $1.6 million. As at December 31, 2009, the carried value of intangible assets with indefinite useful lives was $10.1 million.

Additional information regarding our goodwill and intangible assets accounting policy is included in Note 20 to the consolidated financial statements.

Income taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities and the valuation of future income tax assets related to tax loss carry forwards.

A valuation allowance is established when it is more likely than not that all or a portion of the income taxes recoverable balance will not be realized. The ultimate realization of the income taxes recoverable balance is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific income taxes recoverable balances, including the Company’s past and anticipated future performance, the reversal of future income tax liabilities, and the availability of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company’s income taxes recoverable balances when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. In 2009, the Company maintains a valuation allowance of $242.8 million, $239.6 million of which related to its U.S. future income taxes, resulting from continued losses of U.S. operations. Uncertainty over the Company’s ability to utilize these losses over the short term has led the Company to record an additional allowance.

More information regarding our income tax provision is included in Note 2(k) and Note 14 to the consolidated financial statements.

Future changes in accounting policy
In February 2008, the Accounting Standards Board announced that 2011 is the changeover date for publically-listed companies to use International Financial Reporting Standards (“IFRS”), replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

IFRS uses a conceptual framework similar to that of Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that have been identified and will be addressed in the course of the project implementation.

A formal IFRS Project Charter (“Project Charter”) and a detailed IFRS Project Plan (“Project Plan”) were prepared during the Initial Assessment Phase of the Project, outlining the key elements and timing of its plan, and were both approved by the IFRS Project Steering Committee and Audit Committee.

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

The project Plan is updated on a regular basis and tracked by the level of completion of the detailed activities as shown below:

Phase	Estimated completion time	Key elements	Status at December 31, 2009
Phase 1 - Initial Assessment	November 2008	a) Form IFRS Project Steering and Implementation Committees; b) Prepare a Project Charter and a Project Plan; c) Prepare high level impact assessment on the Company’s financial statements	Completed

Phase 2 - Detailed Assessment	December 2009
a)    Identify IFRS standards applicable to the Company;
b)    IFRS vs. Canadian GAAP/U.S. GAAP accounting/disclosure gap analysis
c)    IFRS 1 analysis
d)    Accounting strategy analysis (i.e. preliminary accounting policy choices);
e)    Information technology and internal controls impact assessments
f)     Business impact assessment (such as assess impact on contracts which are based on Canadian GAAP measures);
g)    Bonuses/variable compensation impact assessment
h)    Design training strategy for the employees directly or indirectly associated with IFRS conversion;
i)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

Completed activities:
a)    Identified IFRS standards applicable to the Company;
b)    IFRS vs. Canadian GAAP  accounting/ disclosure gap analysis;
c)    IFRS 1 analysis;
d)    Preliminary accounting policy choices (i.e. Accounting strategy analysis);
e)    Information technology and internal controls impact assessments
f)     Business impact assessment;
g)    Design training strategy for the employees directly or indirectly associated with IFRS conversion;
h)    Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements);

Pending activities
a)    Bonuses/variable compensation impact assessment

Phase 3 - Solutions Development	June 2010
a)    Financial impact analysis;
b)    Quantification of IFRS and Canadian GAAP differences;
c)    Selection and documentation of IFRS accounting policies;
d)    Design of internal controls;
e)    Document proposed system changes;
f)     Renegotiate contracts if impacted by IFRS;
g)    Redesign compensation plan;
h)    Prepare implementation plan for accounting and reporting, systems, business and people;
i)     Perform income tax impact assessment,
j)     Prepare proforma IFRS financial statements;
k)    Revisit communication and training strategy;
l)     Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

Completed activities:
a)      Financial impact analysis;
b)      Selection and documentation of IFRS accounting policies;
c)      Design of internal controls;
d)      Document proposed system changes;
e)    Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements)

In progress
a)    Quantification of IFRS and Canadian GAAP differences;
b)    Prepare proforma IFRS financial statements;
c)    Perform income tax impact assessment,

Pending
a)    Renegotiate contracts if impacted by IFRS;
b)    Redesign compensation plan;
c)    Prepare implementation plan for accounting and reporting, systems, business and people;
d)    Revisit communication and training strategy;

Phase 4 - Implementation	December 2010
a)    Implementation of IFRS accounting policies;
b)    Prepare for the fiscal year 2010 IFRS opening balance sheet;
c)    Prepare IFRS comparatives for the first quarter to fourth quarter of 2010;
d)    Perform system enhancements to report information under IFRS;
e)    Implement new accounting and business processes;
f)     Document changes to internal controls;
g)    Comply with the regulatory reporting requirements (i.e. OSFI, FSCO and CSA requirements);
h)    Execute IFRS technical training and change to processes;
i)     Draft accounting policy manual and guidelines
j)     Continuous monitoring of changes to IFRS standards, processes and systems.
Pending

The first Phase of the Project Initial Assessment was completed by December 31, 2008, and the entire project is expected to be completed by December 31, 2010.

Throughout the project the Company continues to monitor exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee.

1.	IFRS 1: First-Time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) applies when an entity adopts IFRS for the first time. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions to full retrospective application of standards in force at a first-time adopter's reporting date.

The following are the optional exemptions, that KFSI has elected at the transition date of January 1, 2010, to apply prospectively, whose impact is expected to be significant during preparation of the first financial statements under IFRS:

1.	Business combinations

IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. KFSI has elected this exemption and will prospectively apply IFRS 3 to business combinations from the transition date of January 1, 2010. KFSI will therefore maintain the classification and measurement of past business combinations based on acquisition date values and goodwill carrying amount under Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

2.	Cumulative translation differences

International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. KFSI has elected to deem all cumulative translation differences to zero on the transition date to IFRS. Cumulative translation balance of $14,863 thousand will be deemed zero at December 31, 2009, and the transition date will be the reference point for future foreign entity disposals.

3.	Designation of previously recognized financial instruments

An entity is permitted to designate at the date of transition any financial asset as available for sale, or a financial instrument at fair value through profit and loss (FVTPL) provided that the asset or liability meets the criteria for such classification [IAS 39.9(b) (i), (b) (ii) and (11A)]. KFSI has elected to designate its senior unsecured debentures at FVTPL. This comprises of a US$125 million note issued by Kingsway America Inc. due in 2014 and a C$100 million debenture offering by a general partnership of the company due in 2012 of US$97,608 thousand and US$79,156 thousand respectively at December 31, 2009. The debt is currently classified as other financial liabilities and measured at amortized cost using the effective interest rate method under Canadian GAAP.  The FVTPL election will firstly, reduce the accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with the debt liabilities, is classified as available for sale and measured at fair value, and secondly because the Kingsway debt is managed and evaluated on the basis of its fair value.  As a result of the above change in accounting policy, a previously unrealized gain estimated at US$ 73,252,000 will be recognized in the retained earnings on transition date to IFRS. Subsequent gains or losses on fair valuation of the debt will be recognized in the profit and loss account under IFRS. As a result of gains recognized on the repurchase of senior indebtedness and the appreciation in the market value of the Company’s senior indebtedness since the transition date the unrealized gain described above will decline significantly following the transition date.

KFSI has also elected the following IFRS 1 exemptions on transition date. The impact has been determined not to be significant to the financial statements on adoption of IFRS.

•
Share-Based Payment Transactions: KFSI has elected to apply IFRS 2, Share Based Payments requirements for  equity settled share based payments prospectively from transition date.  There is no impact on the consolidated financial statements on transition date resulting from this election.

•	Insurance Contracts: IFRS 1 election allows KFSI as a first-time adopter to apply the transitional provisions of IFRS 4, Insurance contracts. See 2(d) below.

•
Fair Value or Revaluation as Deemed Costs:  IFRS 1 election was made to apply fair value deemed cost on transition date for self constructed property.  The fair value of the self constructed property was determined on transition date, and approximated the carrying value. There is no significant financial impact as a result of this election as the fair value approximated the carrying value on transition date.

•
Leases: IFRS 1 election allows a first time adopter to determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date. Based on assessment performed in the IAS 17 Leases Position Paper, as the Company adopted EIC-150 on January 1, 2005, which is substantially equivalent to IFRIC 4, no new arrangements which may contain a lease where identified, and there is no impact.

•
Investments in Subsidiaries, Jointly Controlled Entities and Associates: KFSI has elected the IFRS 1 exemption to present investment in subsidiaries based on Canadian GAAP carrying value, in the separate financial statements, as the deemed cost under IFRS on transition date.

2.	Accounting Impact Analysis

During the Detailed Assessment Phase- Phase 2, an IFRS Accounting Impact Matrix was prepared, analyzing IFRS/ Canadian GAAP accounting differences, and the expected impact on the Company and its subsidiaries on adoption of IFRS.  Based on the IFRS standards expected to have a significant impact on the Company and its subsidiaries, Position Papers were prepared to individually assess the financial, process, internal controls, information systems and people impact of each selected standard on the Company on adoption of IFRS. The quantification of the financial impact is in progress.

Highlighted below are the standards expected to have a significant impact on adoption of IFRS by the Company and its subsidiaries:

a)	Consolidated and Separate Financial Statements

IAS 27 Consolidated and Separate Financial Statements requires that a parent shall consolidate its investments in subsidiaries using the control model. The Company recognizes entities in which it is not considered to be the primary beneficiary as variable interest entities (VIE), under Canadian GAAP, which entities are therefore not consolidated.  Applying the control model under IAS 27 and SIC 12 Special Purpose Entities, Kingsway ROC GP and Kingsway ROC LLC whose shares are wholly owned by the Company and Kingsway Linked Return on Capital (K- LROC) and Kingsway Note Trust (KN Trust) qualify as subsidiaries and SPEs respectively, which will be consolidated on adoption of IFRS. The Company is in the process of quantifying the financial impact of consolidating the additional entities on adoption of IFRS.  The consolidation model will therefore be updated on adoption of IFRS to accommodate additional subsidiaries and SPEs under IFRS. Controls have been designed over the identification process of intercompany transactions with subsidiaries that will be consolidated for the first time under IFRS.

IAS 27 also requires that a group uses uniform accounting policies for reporting like transactions and other events in similar circumstances, which will require the harmonization of accounting policies and the chart of accounts across the group on adoption of IFRS.  Controls have been designed to ensure that the accounting policy differences within the group are appropriately dealt with, and the harmonized policies communicated across the group.

b)	Investment property

IAS 40 Investment Property requires that land or a building, or part of a building, or both held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both is classified as an investment property.  The Company and its subsidiaries own properties which are partially leased out and owner occupied, and as the leased portions could be separately sold or leased out under a finance lease, IAS 40 requires that they are separately accounted for as investment property under IAS 40 or property under IAS 16 Property, Plant and Equipment.  On adoption of IFRS, the Company will therefore reclassify the leased portions to investment properties and the owner occupied portions of the properties will be classified as property under IAS 16.

After the transition date, the company will continue to subsequently measure investment properties on a cost basis and depreciation will be determined using the straight line basis.  Fair valuation of investment properties will also be performed on transition date and periodically thereafter, for disclosure purposes in the IFRS financial statements as required by IAS 40.

During the Implementation Phase, system changes will be required including the creation of new general ledger accounts and mapping of the accounts to the financial statements to accommodate the new class of assets under IFRS.  The fair value appraisal will be conducted by a qualified appraiser and controls have been designed over the inputs and review of outputs of the appraiser.

c)	Insurance contracts

IFRS 4 Insurance Contracts allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment done in the Position Paper, the impact on adoption of IFRS 4 is not significant.

IFRS 4 introduces new disclosures, which will be included in the Company’s financial statements on adoption of IFRS. These include disclosures of insurance risk sensitivity, surrounding the nature and extent of risks arising from its insurance contracts, and showing the impact on profit or loss and equity if changes in the relevant risk variables that were reasonably possible at the end of the reporting period had occurred, and the methods and assumptions used in preparing the sensitivity analysis.  New disclosures also include concentration of insurance risk, detailing management’s basis of determining insurance risk concentration and a description of the shared characteristics identifying each concentration. In determining insurance risk sensitivity and concentration, the Company will implement additional monitoring controls over the use of estimates and end user computing processes.

IFRS 4 also disallows off setting of insurance liabilities against related insurance assets as well as income and expenses which are offset from reinsurance amounts.

d)	Impairment of Assets

IAS 36 requires that intangible assets with indefinite lives are tested for impairment on the transition date and annually going forward, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication that it is impaired, whereas under Canadian GAAP, an evaluation was performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable.  The Company will therefore perform a full impairment test by determining the recoverable value of an asset under IFRS based on the higher of fair value less costs to sell or value in use. The value in use of an asset will be based on discounted cash flows under IFRS.

At December 31, 2009, KFSI had intangible assets with indefinite useful lives with a carrying value of US$ 10,053,000. The Company is in the process of performing the impairment test for intangible assets on transition date based on IAS 36 requirements.

Based on the expected process changes above on adoption of IAS 36, the system will be modified to track the history of impairment losses arising on an individual asset basis- if any, and the impairment model will also be updated to apply discounted cash flows to determine the value in use of an asset under IFRS. Controls will be put in place for the appropriate selection of the discount rate and over tracking of impairments by asset in the event that an impairment charge is reversed.

e)	Share-Based Payment Transactions:

IFRS 2 Share Based Payment s requires that forfeitures of equity settled share based payments which have been granted, are estimated upfront and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company will therefore change its basis of determining the estimate, which is currently based on actual forfeitures at period end over the vesting period. There will be no financial impact over the vesting period of the granted shares, although the estimated periodic compensation expense may differ from the current accounting policy.

On adoption of IFRS, each of the Company’s subsidiaries, whose employees participate in the Kingsway Financial Stock Option Incentive Plan in which the parent company grants rights to its shares, to employees of its subsidiaries, will each recognize the corresponding compensation benefit for its employees, and a corresponding increase in equity as a contribution from the parent Company in accordance with IFRIC 11 Group and Treasury shares transactions.  There will be no impact on the consolidated financial statements. Change management controls will be required over the accounting for the stock options at subsidiary level.

f)	Presentation of financial statements

The Company has made additional accounting policy choices as a result of adoption of IFRS which will affect the disclosures in the financial statements, among which is the accounting policy choice for an entity to present its expenses either by nature or function on the face of the Statement of Comprehensive Income. The Company will present its expenses by nature, which is deemed to provide more relevant information as an insurance company. This will result in significant changes to the current mapping of the general ledger to the financial statements and appropriate controls will be implemented.

3.	Impact on processes, information systems and controls

While new processes, internal controls and modifications to the existing information systems have been identified in the respective IFRS Position Papers, and plans are also underway to implement the changes arising from the new accounting policies selected under IFRS, except as described above, the Company has not determined that the other changes to its current accounting, information systems or its processes as a result of the conversion to IFRS to be significant.

In the Position papers, the Company identified the processes and information systems changes which will be required as a result of adoption of IFRS. Proposed internal controls have been designed as part of the Position Papers analysis, to mitigate the risks arising from the process and information systems changes and to also ensure the internal control over financial reporting is robust.  The process and internal controls changes resulting from adoption of IFRS have been identified in the respective Position Papers and will be formally documented and updated as the project progresses.  Internal controls which have been designed to address the changes in processes as a result of adoption of IFRS are expected to be implemented and evaluated during Phase 4 Implementation Phase, of the project.

Regular Steering Committee meetings attended by various members of management are held to communicate, review the project progress and deliverables. The Audit Committee continues to provide oversight to the IFRS project, and reviews the project status periodically.  To date, the group’s IFRS 1 elections and IFRS accounting policy choices have been approved by both the Steering and Audit Committees.

4.	Financial reporting expertise, including training requirements

Initial education and training sessions on the adoption of IFRS, have been communicated to the company’s finance and accounting staff. A training program has been prepared for more detailed sessions across the group to be held within the Solutions Development and Implementation Phases of the project. This will focus among others, on the company’s IFRS policy choices, and the changes to the existing procedures and controls as a result of adopting IFRS.  An additional IFRS Resource was also contracted to provide additional support to the in-house management team. Current resources are deemed appropriate to satisfactorily carry out the project to completion.

RELATED PARTY TRANSACTIONS

Related party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value.

In March 2009, the Company obtained a $20 million financing facility from AP Assurance to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sit on the board of AP Assurance making it a related party. See Note 17 (e) of the financial statements for further details on this financing facility.

Approximately 45% of the KLROC Units acquired through the KLROC Offer were from a related party.  See Note 7 of the financial statements for details on the KLROC Offering. The Company issued $3.5 million for these tendered KLROC units.  The terms and conditions for the transaction were identical for all unitholders.

The Company has engaged the services of a company owned by a former director and paid $1.0 million during the year.  Subsequent to the December 31, 2009, the Company purchased the assets of this company as described in the Note 27 (a) to the financial statements.

In addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, the Company has paid $0.2 million and C$0.1 million during the year.

RISK FACTORS

Our Enterprise Risk Management (“ERM”) framework was incorporated into the transformation program in 2009. Once this program is complete, the ERM will be formally re-established. Kingsway’s ERM framework includes a formal enterprise level Risk Map and Risk Assessment Methodology. In order to link the Risk Factors section of this Management’s Discussion and Analysis with the ERM framework, we have followed the principal risk headings within the Kingsway Risk Map. Accordingly, the identified risks are grouped under the following headings:
•	Financial Risk
•	Compliance Risk
•	Strategic Risk
•	Operational Risk
•	Human Resources Risk

Investors should carefully consider the risks described below and all other information contained in this Management’s Discussion and Analysis, including the financial statements and accompanying notes. The risks and uncertainties described below are those we currently believe to be material, but they may not be the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

FINANCIAL RISK
Encompasses both the management and reporting of all financial functions of the Company.

Kingsway is a holding company and its operating insurance subsidiaries are subject to dividend restrictions and are required to maintain certain capital adequacy levels.
Kingsway is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. In light of the Company’s current financial situation resulting from losses recorded in recent quarters, certain of the Company’s regulated subsidiaries have been restricted from making dividend payments to Kingsway, and the Company expects these restrictions to continue. In the case of subsidiaries not currently subject to these restrictions, these subsidiaries may be limited in their ability to make dividend payments or advance funds to Kingsway in the future because of the need to support their own capital levels. In most jurisdictions payment of dividends is subject to prior regulatory approval. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

See the Financial Conditions section of this Management’s Discussion and Analysis and Note 7 to the annual financial statements for a detailed description of the regulatory capital requirements of the operating insurance subsidiaries and for a description of the capital management framework. No assurances can be given that the operating insurance subsidiaries will be able to maintain compliance with these regulatory capital requirements.

Difficult conditions in the economy generally may materially adversely affect our business, results of operations, and statement of financial position and these conditions may not improve in the near future.
Current market conditions and the instability in the global credit markets present additional risks and uncertainties for our business. In particular, deterioration in the public debt markets could lead to additional investment losses and an erosion of capital as a result of a reduction in the fair value of investment securities.

The severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, created significant unrealized losses in our securities portfolio at certain stages in 2009. Depending on market conditions going forward, we could incur substantial realized and additional unrealized losses in future periods, which could have an adverse impact on our results of operations and financial condition. We could also experience a reduction in capital in our insurance subsidiaries below levels required by the regulators in the jurisdictions in which they operate. Certain trust accounts and letters of credit for the benefit of related companies and third parties have been established with collateral on deposit under the terms and conditions of the relevant trust and letter of credit agreements. The value of collateral could fall below the levels required under these agreements putting the subsidiary or subsidiaries in breach of the agreement.

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

The Company’s primary objective in respect of the securities portfolio is the preservation of capital. Through the Investment and Capital Committee of the Board of Directors, the Company seeks to establish an appropriate level of risk by monitoring regularly the credit risk and volatility of the securities portfolio, taking into account the overall risk tolerance of the Company.

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

The Investment and Capital Committee of the Board of Directors closely monitors the debt and capital position and, from time to time, recommends capital initiatives based upon the circumstances of the Company. For capital initiatives undertaken in 2009, see the Financial Condition section of this Management’s Discussion and Analysis.

We may not be able to realize our investment objectives, which could significantly reduce our net income.
We depend on income from our securities portfolio for a substantial portion of our earnings. In 2007, 2008 and 2009 investment income and net realized gains represented approximately 2.0%, 4.4% and 8.2% respectively of our consolidated revenue. A significant decline in investment yields in our securities portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain a securities portfolio comprising primarily fixed income securities. As of December 31, 2009, the fair value of our securities portfolio included $504.0 million of fixed income securities. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than those of the maturing securities.

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

The Company’s primary objective in respect of the securities portfolio is the preservation of capital. Through the Investment and Capital Committee of the Board of Directors, the Company seeks to establish an appropriate level of risk by monitoring regularly the credit risk and volatility of the securities portfolio, taking into account the overall risk tolerance of the Company.

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

Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2009, our shareholders’ equity increased by $32.2 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

The Investment and Capital Committee of the Board of Directors regularly monitor and seek to minimize the group’s total exposure to currency risk.

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

If we fail to comply with applicable insurance and securities laws or regulatory requirements, our business, results of operations and financial condition could be adversely affected.
As a publicly traded holding company listed on the Toronto and New York stock exchanges with insurance subsidiaries, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state regulators.

Insurance regulations are generally designed to protect policyholders rather than shareholders, and are related to matters including:
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

In light of losses incurred in recent quarters, Kingsway and its regulated subsidiaries have been subject to intense review and supervision by insurance regulators. Regulators have taken significant steps to protect the businesses of the entities they regulate. These steps have included:

•	restricting or prohibiting the payment of dividends to Kingsway and its subsidiaries;
•	restricting or prohibiting other payments to Kingsway and its subsidiaries;
•	requesting additional capital contributions from Kingsway and its subsidiaries; and
•	requiring more frequent reporting, including with respect to capital and liquidity positions.

These and other actions have made it challenging for the Company to continue to maintain focus on its businesses and engage in business in the ordinary course. The Company does not expect these conditions to change in the foreseeable future.

In light of financial performance and a number of material transactions executed during the year, the Company has been asked to respond to questions from and provide information to regulatory bodies overseeing insurance and securities laws in Canada and the U.S. The Company has co-operated in all respects with these reviews and has responded to information requests on a timely basis.

The unaudited total adjusted capital of three U.S. subsidiaries (Universal Casualty Company, American Service and American Country Insurance Company) was close to the minimum authorized control level at December 31, 2009. A further reduction in the RBC’s of these companies will result in them being at the NAIC company action level. Subsequent to year end, all U.S. regulated insurance subsidiaries with the exception of U.S. Security entered into a pooling agreement which results in the adequacy of statutory surplus of the participants in the pool being assessed for adequacy against the combined risk profile of the legal entities in the pool. This pooled structure is a more accurate reflection of the way in which these operations are managed and provides a more efficient use of the group’s capital. Under the pooled structure, the pro-forma RBC of Universal Casualty Company improves to 303%, the pro-forma RBC of American Service improves to 317% and the RBC of American Country Insurance Company improves to 264%. The Company believes that this structural change, combined with other steps taken by the Company, including the termination of unprofitable lines of business, will improve the capital adequacy going forward as measured by the RBC.

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

We believe that the Company and its insurance and reinsurance subsidiaries are in compliance with applicable regulatory requirements in all material respects. It is not possible to predict the future impact of changing federal, state and provincial regulation on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations.

During the year, the Company enhanced the governance structure through the centralization of regulatory and legal compliance units, ensuring greater transparency of issues emanating from the operating units.

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

In particular, we refer to the ongoing dispute with the DOI related to the Walshire disposition that is discussed under the heading ‘Legal Proceedings’ in this Management’s Discussion and Analysis’.

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
The Company is implementing a transformation program, led by the Chief Executive Officer, with the objective of focusing on core lines of business, creating a more effective and efficient operating structure and returning the Company to profitability. The program will result in changes to the Company’s structure and business processes. While these changes are expected to bring benefits to the Company in the form of a more agile and focused business, success is dependent on management effectively realizing the intended benefits. Ineffective change management may result in disruptions to the operations of the business or may cause employees to act in a manner which is inconsistent with Company objectives. Any of these events could negatively impact the Company’s performance. The Company may not always achieve the expected cost savings and other benefits of its initiatives.

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

All of our operating insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. JEVCO, our operating company in Canada, which was disposed of subsequent to year end, possesses a “B-” (Fair) rating (eighth highest of 15 rating levels). Following the assumptive reinsurance transaction between JEVCO and Kingsway General Insurance Company, A.M. Best ceased formally following Kingsway General Insurance Company. All of our U.S. subsidiaries possess a B- (Fair) rating. According to A.M. Best, entities with a B- rating are deemed “vulnerable” and have a fair ability to meet their ongoing obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions. A.M. Best continues to hold all of the above ratings under review with negative implications. The ‘under review’ status indicates the rating may change in the near term, typically within 6 months. A negative outlook indicates a possible rating downgrade due to unfavourable financial/ market trends relative to its current rating level.

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
Growth may place a strain on our management systems and operational and financial resources. The successful integration and management of program business, acquired businesses and other business involve numerous risks that could adversely affect our profitability, and are contingent on many factors, including:
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

During the year, the Company undertook a detailed review of all lines of business and took steps to eliminate through divestitures and through product and program terminations those lines which were unprofitable. The Company is now focused on its core lines of business.

The insurance and related businesses in which we operate may be subject to periodic negative publicity which may negatively impact our financial results.
Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting our industry to periodic negative publicity. We also may be negatively impacted if participants in one or more of our markets engage in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the property and casualty (“P&C”) insurance industry as well as increased litigation. These factors may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or by increasing the regulatory burdens under which we operate.

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

Additionally, in certain states, government operated risk plans may provide non-standard automobile insurance products at lower prices than those we provide.

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

The Shareholder Rights Plan of Kingsway dated February 12, 2004 was reconfirmed at the annual and special meeting of shareholders held on May 3, 2007 and expires the earlier of: (i) the “Termination Time” (as defined in the Plan) and (ii) the close of business on the date of the annual meeting of shareholders of the Company in 2010. The board of directors elected not to put forward for approval by the shareholders a revised plan in the belief that not having a Shareholder Rights Plan is in the best interest of current and potential shareholders.

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

The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favourable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or re-estimated. Unfavourable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. We cannot assure you that we will not have additional unfavourable reserve development in the future. In addition, we have in the past, and may in the future, acquire other insurance companies. We cannot assure you that the provisions for unpaid claims of the companies that we acquire are or will be adequate.

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

During the year, a centralized actuarial function was established which the Company believes will result in a more accurate, consistently applied approach to establishing reserves. For additional information see the ‘Provision for Unpaid Claims’ section of the Management’s Discussion and Analysis.

We rely on independent agents and are exposed to risks.
We market and distribute our automobile insurance products through a network of independent agents in the United States. As a result, we rely heavily on these agents to attract new business. They typically represent more than one insurance company, which may expose us to competition within the agencies and, therefore, we cannot rely on their commitment to our insurance products. In some markets, we operate pursuant to “open market” arrangements in which we have no formal relationships with the brokers who place our risk in these markets. Loss of all or a substantial portion of the business provided by these intermediaries could have a material adverse effect on our business, results of operations and financial condition.

Our independent agents generally have the ability to bind insurance policies and may settle claims on our behalf, actions over which we have a limited ability to exercise preventative control. In the event that an independent agent exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents for payment to us. These premiums are considered paid when received by the agent and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the agent. Consequently, we assume a degree of risk associated with our reliance on independent agents and program managers in connection with the settlement of insurance balances.

The majority of our gross premiums written are derived from the non-standard automobile markets. If the demand for insurance in this markets declines, our results of operations could decline significantly.
For the year ended December 31, 2009, approximately 77% of our gross premiums written were attributable to non-standard auto insurance. The size of the non-standard automobile insurance market can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

We derive the majority of premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.
Some jurisdictions including Florida, Illinois and California generate a significant percentage of total premiums.

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

We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2009, we had $4.9 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured.

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

OUTLOOK

In 2010, Kingsway’s focus is the underwriting of non-standard automobile insurance in the U.S. complimented by low limit commercial automobile insurance for light weight, individual units or small fleets. Over the past two years, through dispositions and by placing certain lines of business into run-off, the Company has streamlined its operations to focus on the lines of business it believes will produce adequate underwriting results. Significant progress has also been made in aligning the cost base to this reduced revenue base. The transformation program which started in late 2008 will continue with the objective of aligning the cost base to the ongoing operations by the end of 2010. As the business going forward will be exclusively in the U.S. the Company is in the process of transitioning the corporate function to the U.S. from Canada.

Following the sale of JEVCO and the use of a portion of the proceeds to repurchase debt, the Company believes it is in a much stronger financial position. The Company will seek to deploy this capital to maximize the return for its shareholders, either by investing in growing the operations or other capital initiatives such as further debt buyback, depending upon insurance market and capital market conditions.

DISCLOSURE CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm who audited and reported on the financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2009.

C.    Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP is included in KPMG LLP’s report, dated March 31, 2010, to the shareholders of the Registrant, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Item 2 to this Annual Report.

D.    Changes in Internal Controls Over Financial Reporting

See "Controls and Accounting Policies - Internal Control over Financial Reporting" included in Management's Discussion and Analysis, which is incoporated herein by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee is composed of the following directors:  Mr. Greg Hannon (Chair), Mr. Joseph Stilwell and Mr. Schneider. The Registrant’s board of directors has determined that Mr. Hannon is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant.  The Commission has indicated that the designation of Mr. Hannon as the audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hannon that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

KPMG LLP has served as the Registrant’s independent registered public accounting firm since 1989.  In 2009 and 2008, fees for audit, audit-related, tax and other services provided to the Registrant by KPMG LLP were as follows:

	Years Ended December 31,
in Canadian dollars	2009	2008
Audit fees	$3,791,931	$4,549,500
Audit-related fees	$175,000	$136,200
Tax fees	$704,807	$397,300
Other fees	$2,000	$2,000
Total	$4,673,738	$5,085,000

Pursuant to the terms of its charter, the Audit Committee establishes the independent registered public accounting firm’s fees.  Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm.  The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm’s independence.  In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm’s independence.  The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2009 and 2008.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries and for the reviews of the Corporation's quarterly financial statements were $3,791,931 in fiscal year 2009 and $4,549,500 in fiscal year 2008.

Audit-Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review of  the Corporation's financial statements were $175,000 in fiscal year 2009 and $136,200 in fiscal year 2008.  This work primarily included advisory services on the Company’s conversion to IFRS project, internal controls and French translation services in both 2009 and 2008.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $704,807 in fiscal year 2009 and $397,300 in fiscal year 2008.  These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2009 and 2008. These services were related to a subscription for online accounting research.

OFF-BALANCE SHEET ARRANGEMENTS

See page 113 of this form.

CONTRACTUAL OBLIGATIONS

See page 115 of this form.

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

B.    Consent to Service of Process

Registrant has previously filed with the Commission a Form F-X in connection with the registration of Common Shares.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Title

1.	Consent of KPMG LLP
2.	Consent of Towers Watson
99.1	Certification of Colin Simpson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Daniel Brazier, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of Colin Simpson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Daniel Brazier, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

March 31, 2010	By:	/s/ Daniel Brazier
Daniel Brazier
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Title

1.	Consent of KPMG LLP
2.	Consent of Towers Watson
99.1	Certification of Colin Simpson, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Daniel Brazier, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of Colin Simpson, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Daniel Brazier, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)