Form 40-F
period 2010-12-31
KINGSWAY FINANCIAL SERVICES INC
filed 2011-03-31
CIK 1072627

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.  20549

FORM 40-F
[Check one]
[ ]	Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2010	Commission File Number: 1-15212

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	6331 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number, if applicable)

45 St. Clair Ave West Suite 400, Toronto, Ontario M4V 1K9
(416) 848-1171

 (Address and telephone number of Registrant’s principal executive offices)

Kelly Marketti
Kingsway America Inc.
150 Northwest Point Blvd. Elk Grove Village, Illinois  60007
(847) 871-6400

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  N/A

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

52,095,828 Common Shares outstanding as of December 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes_____               82- _____              No         X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes          X      No _____

KINGSWAY FINANCIAL SERVICES INC.

DOCUMENTS FILED UNDER COVER OF THIS FORM

Item	Description	Sequential Page Number

1.	Annual Information Form dated March 31, 2011 for the year ended December 31, 2010.	3
2.	Audited Consolidated Financial Statements of the Registrant for the fiscal years ended December 31, 2010 and 2009, including a reconciliation of U.S. and Canadian generally accepted accounting principles.	30
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.	90

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2010

KINGSWAY FINANCIAL SERVICES INC.

March 31, 2011

TABLE OF CONTENTS

1. CORPORATE STRUCTURE	2
2. GENERAL DEVELOPMENT OF THE BUSINESS	5
3. NARRATIVE DESCRIPTION OF THE BUSINESS	9
4. DIVIDEND POLICY	12
5. DESCRIPTION OF CAPITAL STRUCTURE	12
6. MARKET FOR SECURITIES	15
7. DIRECTORS AND EXECUTIVE OFFICERS	16
8. LEGAL PROCEEDINGS AND REGULATORY ACTIONS	18
9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19
10. AUDIT COMMITTEE INFORMATION	20
11. TRANSFER AGENT AND REGISTRAR	21
12. INTERESTS OF EXPERTS	21
13. MATERIAL CONTRACTS	22
14. ADDITIONAL INFORMATION	22
APPENDIX A	A-1

CURRENCY AND OTHER INFORMATION

Information in this Annual Information Form (“AIF”) is as of December 31, 2010, unless otherwise specified. All of the dollar amounts in this AIF are expressed in U.S. dollars, except where otherwise indicated. References to "dollars" or "$" are to U.S. dollars and any references to "C$" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF contain written “forward-looking statements” that are subject to risks and uncertainties. Forward-looking statements include, among others, statements regarding the objectives of Kingsway Financial Services Inc. (“KFSI”, “Kingsway” or the "Company") and the strategies to achieve such objectives. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or similar words are used to identify such forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2010 Annual  Management’s Discussion and Analysis, under the heading Risk Factors. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.

1.	CORPORATE STRUCTURE

Kingsway Financial Services Inc. (“KFSI”, “Kingsway” or the “Company”) is the holding Company for all of our subsidiaries.

In 2010, Kingsway carried on business through the following subsidiaries in the United States: American Country Insurance Company (“American Country”) (disposed of in 2010); American Service Insurance Company, Inc. (“American Service”) (disposed of in 2010); Assigned Risk Solutions (formerly JBA Associates, Inc.) (“ARS”); Kingsway Amigo Insurance Company (formerly U.S. Security Insurance Company) (“Amigo”); Mendota Insurance Company (“Mendota”); Mendakota Insurance Company (“Mendakota”); Northeast Alliance Insurance Agency, LLC (“NEA”); and Universal Casualty Company.  Kingsway America Inc. (“Kingsway America”) is the holding Company for all of our U.S. operating insurance subsidiaries.

 On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation (“Westaim”) to sell all of the issued and outstanding shares of Jevco insurance Company (“Jevco”) to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million.

As a result, the Company also moved its corporate function to the U.S. to better align the support functions of the group with its continuing operations.

On December 31, 2010, the previously announced going-public transaction involving the Company’s subsidiaries American Country and American Service by way of a reverse takeover of JJR VI Acquisition Corp. (“J6”) was completed.  Upon completion of the transaction, J6 was renamed Atlas Financial Holdings Inc. (“Atlas”) and American Country and American Service became wholly-owned subsidiaries of Atlas.  Total consideration to the Company as a result of the transaction was approximately $57.0 million, consisting of cash of $7.9 million, preferred shares of Atlas of $18.0 million, and common shares of Atlas of $31.1 million. After the transaction, Kingsway has a 30% voting interest in Atlas.

The Company also has wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados (all related party reinsurance treaties were commuted in 2009) and a wholly owned insurance agency in the U.S., Kingsway America Agency Inc. (formerly known as Avalon Risk Management Inc.) (substantially all of which assets were sold in 2009).

Additional details on the transactions described above are described further in the section below entitled “General Development of the Business - Avalon Risk Management Inc.”).

Name, Address and Incorporation

Kingsway was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. On November 10, 1995, Kingsway filed articles of amendment deleting its private company share restrictions, subdividing its outstanding common shares on a three-for-one basis, and deleting the Class A Special Shares and the Class B Special Shares that were previously authorized. On October 11, 1996, Kingsway filed articles of amendment to subdivide the common shares on a two-for-one basis. On April 27, 1998, Kingsway filed articles of amendment to subdivide the common shares on a two-for-one basis. On July 29, 2010, Kingsway filed articles of amendment in order to affirm the nature of the Company’s business.

The head and registered office of Kingsway is located at 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada, M4V 1K9.

Inter-Corporate Relationships

KFSI's subsidiaries and their inter-corporate relationship with KFSI are identified in the following diagram, and are also described in Note 2 to the 2010 annual consolidated financial statements of KFSI (the "Consolidated Financial Statements"), which Note is incorporated herein by reference. The Consolidated Financial Statements are available on SEDAR at www.sedar.com. All subsidiaries are 100% owned by the Company, directly or indirectly, unless otherwise indicated.

December 31, 2010

KINGSWAY FINANCIAL SERVICES INC
(Corporation – Ontario)
45 St. Clair W, Toronto, ON M4V 1K9, Canada
Tel: 416-848-1171; Fax: 416-850-5439
100%
Kingsway General Insurance Company (Corporation - Ontario)
100%
Kingsway America II Inc. (Corporation – DE)
99.99%
Kingsway ROC GP (General Partnership - DE)
100%
Kingsway ROC LLC (LLC-DE)
100%
Kingsway America Agency Inc. (Corporation - IL)
100%
Kingsway Reinsurance Corporation (Corporation - Barbados)
100%
Kingsway America Inc. (Corporation - DE)
0.01%
KFS Capital LLC (LLC-DE) *See Ownership Percentages
100%
KAI Advantage Auto, Inc. (Corporation - IL)
100%
ARM Holdings, Inc. (Corporation - IL)
100%
Mattoni Insurance Brokerage, Inc. (Corporation - WA)
100%
Knight Underwriters Inc. (Corporation – DE)
100%
Kingsway Reinsurance (Bermuda) Ltd. (Corp. - Bermuda)
100%
Kingsway 2009 LLC (LLC – DE)
99.99%
Kingsway 2007 General Partnership (General Partnership - DE)
0.01%
100%
Kingsway 2007 PD LLC (LLC-DE)
100%
American Country Underwriting Agency Inc. (Corporation - IL)
100%
Auto Underwriters Holdings LLC (LLC – DE)
100%
Assigned Risk Solutions Ltd. f/k/a JBA Associates, Inc. (Corp. – NJ)
Northeast Alliance Insurance Agency, LLC (LLC-DE) ** See Ownership Percentages
100%
Mendota Insurance Company (Corporation - MN)
100%
Mendakota Insurance Company (Corporation - MN)
100%
Mendota Insurance Agency, Inc. (Corporation - TX)
100%
Universal Casualty Company (Corporation - IL)
100%
Hamilton Risk Management Company (Corporation - FL)
100%
Kingsway Amigo Insurance Company f/k/a U.S. Security Insurance Company (Corporation - FL)
100%
Appco Finance Corporation (Corporation - PA)
100%
Insurance Management Services Inc. (Corporation - FL)
**Ownership Percentages: (Indicated by .... line)
Kingsway America 92%
Mendota Insurance Company 7%
Mendakota Insurance Company 1%
*Ownership Percentages: (Indicated by - - - - line)
Class A Interests @ 12/31/10 Universal Casualty Company
Class B Interests @ 9/30/10 87.1% - Kingsway America Inc.
12.9% - Kingsway Reinsurance Corporation
Common Interests @ 1/1/10 55.7% - Kingsway Amigo Insurance Company f/k/a U.S. Security Insurance Company
44.3% - Mendota Insurance Company

DE means Delaware, USA

FL means Florida, USA

IL means Illinois, USA

NJ means New Jersey, USA

MN means Minnesota, USA

TX means Texas, USA

PA means Pennsylvania, USA

2.	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2008, Kingsway commenced a consolidation of its operations as the changing market underscored the fact that Kingsway lacked the flexibility to stay competitive. In early 2009, the consolidation accelerated as the Company moved toward a streamlined structure aimed at delivering operational efficiencies while maintaining geographic focus. This accelerated plan included the process of evaluating the profitability of every line of business with a focus on exiting non-core and unprofitable lines.

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

•
On May 29, 2009, the Pennsylvania Insurance Department (the “DOI”) approved Lincoln General’s run-off plan.  This confidential document outlined Lincoln General’s plan to accomplish a voluntary, solvent run-off providing for an orderly, efficient resolution and payment of all policy-related and other obligations.  Included in this plan was the commutation of all reinsurance previously placed with affiliate Kingsway Reinsurance Corporation (Barbados).  The commutation of this reinsurance was approved by the DOI via a Form D filing.

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

•	The net assets of Walshire were written down to $nil, the Company’s loss from discontinued operations relating to Walshire, net of taxes was $156.9 million in 2009.

•
The Pennsylvania DOI has challenged the disposition to charities of Walshire and its subsidiaries. On November 20, 2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, Kingsway America and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid.  The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The analogous procedure, in Ontario, would be a motion to strike out a pleading for failure to disclose a cause of action. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

•
On November 19, 2009 the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which the DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed a  New Matter (in essence, a Counterclaim). The company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The analogous procedure in Ontario to a demurrer would be a motion to strike out a pleading for failure to disclose a cause of action. On April 1, 2010, the Commonwealth Court granted the demurrers and dismissed the complaint. The DOI subsequently noticed an appeal will be argued in April 2011, and a decision will be rendered at the Court’s discretion.

•
On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011.

•
If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

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

•
A portion of the proceeds of sale was used to purchase sufficient Company indebtedness to ensure that KFSI satisfied all financial covenants contained in bond agreements to which the Company and its affiliates are party, at the time of the sale.  Please refer the section entitled “Description of Capital Structure - Debt Securities” for additional discussion.

Zephyr Insurance Company, Inc.

•
On September 9, 2009, KFSI announced that it had entered into a definitive agreement to sell Zephyr to Zephyr Acquisition Company, an acquisition vehicle of Ocean Harbor Holding Inc. and MP Holdings LLC, a Hawaiian based investor group with an expected completion date during the fourth quarter of 2009 subject to the receipt of regulatory approvals.

•
On October 30, 2009 KFSI announced that the sale of Zephyr was completed for initial gross proceeds of $31.5 million U.S.,  plus a settlement of pre-closing earnings and other post closing adjustments of $5.5 million.

Avalon Risk Management Inc.

•
On October 19, 2009, KFSI announced the completion of the sale of substantially all of the assets of Avalon, in furtherance of its focus on its core business. Avalon’s assets and liabilities were sold to FMG Specialty Insurance Agency LLC for consideration equal to $1.5 million, paid in cash and a note.

Itasca Financial, LLC

•
On January 4, 2010, the Company’s subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments.

Assigned Risk Solutions Ltd. (formerly JBA Associates, Inc.)

•
Effective June 30, 2010, the Company made an investment in Assigned Risk Solutions Ltd. (“ARS”) formerly known as JBA Associates, Inc. (“JBA”), for approximately $16.3 million following which the Company would have 100% interest in ARS. ARS is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance similar to the Company’s existing NEA subsidiary. The Company is currently integrating the operations of ARS and NEA.

American Country/American Service Insurance Companies

•
In May 2010 the Company announced a transaction with JJR VI Acquisition Corp. (“J6”), a capital pool Company listed on the TSX Venture Exchange to complete a going-public transaction with the Company’s wholly owned subsidiaries, American Country and American Service by way of a reverse takeover of J6. American Country and American Service were the companies within the group that concentrated in Commercial insurance and contained the group’s expertise in that area. The transaction was closed on December 31, 2010. The new Company was renamed Atlas Financial Holdings, Inc. (“Atlas”) and following the completion of the merger, American Country and American Service are wholly-owned subsidiaries of Atlas. Total consideration to the Company as a result of the transaction was approximately $57.0 million, consisting of cash of $7.9 million, preferred shares of Atlas of $18.0 million, and common shares of Atlas of $31.1 million. Kingsway retains 30% of the voting rights of Atlas.

•
Subsequent to year end Atlas announced that its shares began trading under the symbol AFH on the TSX Venture exchange and as a result of the successful completion of the Atlas transaction, A.M. Best Co. upgraded the financial strength rating of Atlas’ operating subsidiaries American Country and American Service to “B” from “B-“.

KLROC Trust

•
Kingsway Linked Return of Capital (“KLROC”) Trust is an investment trust established under the laws of the Province of Ontario and is governed by a Declaration of Trust dated May 12, 2005, amended July 14, 2005. KLROC was created to provide holders with exposure to a promissory note issued by KAI, an affiliate of Kingsway.

•
KLROC Trust commenced operations on July 14, 2005 and raised C$78,000,000 through the issuance of 3,120,000 preferred units (“KLROC Units”) at C$25 per KLROC preferred unit. In order to achieve its investment objectives, KLROC used the net proceeds of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL LP. In turn, KL LP used these proceeds for the payment of its purchase obligations under a Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust.

•
The KN Trust lent funds to ROC GP and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in ROC LLC totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principal amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

•
Beginning in 2009, KFS Capital began purchasing KLROC Units. The investments at that time were accounted as available for sale securities as they were purchased primarily as an investment. As at December 31, 2009, the Company held 830,515 KLROC Units representing 26.6% of the issued and outstanding KLROC units, therefore the Company was not obligated to consolidate the KLROC Trust. In 2010, the Company purchased an additional 1,503,200 KLROC Units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC Units.  The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million in 2010 related to the KLROC Units held by KFS Capital. The gain arose from the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

York Fire
•
On September 30, 2008, the sale of York Fire and Casualty Insurance Company (“York Fire”), a former subsidiary of the Company, was completed for C$95 million. Following the sale of York Fire, the Company repaid its remaining short-term bank debt of approximately $48 million, with the balance of the proceeds applied to support growth in core business lines and for general corporate purposes.

Hamilton Risk Management Company
•
On March 30, 2011, the Company closed the sale of its wholly owned subsidiary Hamilton Risk Management Company and its subsidiaries, including Kingsway Amigo Insurance Company, to Acadia Acquisition Partners, L.P.  Kingsway will act as the general partner and hold a limited partnership investment.

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

Other Developments

The following is a summary of additional events that have occurred over the past three fiscal years and that have influenced the general development of the business:
•
In July 2008, all of the amounts outstanding under the Company's $175 million credit facility that were set to mature in June 2009, were repaid. At the same time, the Company repaid C$19.9 million of the C$70 million outstanding under its 365 day credit agreement entered into in December 2007.In February 2009, the Company liquidated the majority of its investment portfolio holdings of common share equities, resulting in a realized loss of $18.2 million.

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

•
Kingsway 2007 General Partnership announced on July 14, 2009 the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway GP accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash. A further C$6,915,500 par was purchased during 2009 outside of the tender offer.

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

•
In July 2010, the Company announced it had repurchased an aggregate principal amount of C$33,932,000 of Unsecured 6% Debentures due July 11, 2012 issued by Kingsway 2007 General Partnership (the “2012 Debentures”) and an aggregate principal amount of US$25,583,000 of 7.50% Senior Notes due 2014 (the “2014 Notes”) issued by Kingsway America, for a total purchase price of approximately US$55.1 million. As a result of these acquisitions, the aggregate principal amount of 2012 Debentures and 2014 Notes that remained outstanding is C$12.5 million and US$26.9 million, respectively.

•
On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of the purchase, the Company beneficially owned and controlled 2,333,715 units of KLROC Trust representing 74.8% of the issued and outstanding units. As such, the Company now considers it to be the primary beneficiary of the KLROC Trust and has consolidated their results in the third quarter, resulting in a gain on consolidation of $17.8 million.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company provides innovative insurance solutions to manage speciality risks for individuals and businesses in the United States and, until the disposition of Jevco, in Canada. The Company's primary business is non-standard automobile insurance.  Non-standard automobile insurance is the insuring of drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors.  Other products offered by KFSI have included trucking insurance, commercial automobile insurance, commercial and personal property coverages, standard automobile insurance, motorcycle insurance and other specialty lines. As a result of the strategic transformation process implemented throughout 2009 along with the business entity dispositions described above, the Company’s focus is limited to primarily U.S. private passenger non-standard automobile insurance going into 2011.
Certain information with respect to the operations of the Company is set out below.  A detailed discussion of the Company's operations is included in the 2010 Management’s Discussion and Analysis in the section entitled “Corporate Overview” which is incorporated by reference herein.
In 2010, non-standard automobile business was the largest business line for KFSI and accounted for 92% of KFSI's $214.0 million of gross premiums written ("GPW") (GPW being the total premiums on insurance underwritten before deduction of reinsurance premiums ceded) in 2010.
KFSI's premium distribution by line and geographic areas is set out in Tables 1 and 2 of the 2010 Management’s Discussion and Analysis to the Consolidated Financial Statements, which Note is incorporated herein by reference.
In addition to revenue derived from premiums earned, KFSI also derives revenue from premium financing and investment income. This revenue amounted to $25.6 million in 2010 as compared to $11.1 million in 2009.
Employees

As a result of the transformation program, including the sale of a number of operating subsidiaries, as at December 31, 2010 there were approximately 800 personnel supporting our continuing operations. None of our employees are represented by a labour union. We believe that we have good relations with our employees and we have never experienced a work stoppage.

Liquidity and Capital Resources

As a holding Company, Kingsway receives cash from its subsidiaries to meet its obligations generally in the form of dividends and management fees. The Company’s insurance subsidiaries fund their obligations primarily through premiums written and investment income as well as maturities in the investment portfolio. A full discussion is included in the section entitled “Financial Condition - Liquidity and Capital Resources” of the 2010 Management’s Discussion and Analysis, which section is incorporated herein by reference.

Investment Portfolio

The fair value of KFSI's cash and securities, decreased 12.9% to $300.9 million as at December 31, 2010 from $345.5 million as at December 31, 2009.   Net investment income, excluding realized gains on a pre-tax basis was $16.4 million for the year compared with $0.1 million for 2009. The investment portfolio as at December 31, 2010 and December 31, 2009 is comprised of assets from a number of different classes as reflected in Note 5 to the Consolidated Financial Statements and as set out in the 2010 Management’s Discussion and Analysis, which sections are incorporated herein by reference.

Intangible Properties
If the Company does not perform well, or if the outlook for our Company is significantly lower than historical trends, we may be required to recognize an impairment of intangible properties which could have a material adverse effect on our results of operations and financial condition.

Goodwill represents the value the Company paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent separately identifiable assets that provide future benefits such as our trade marks.  The Company reviews these assets for potential impairment on a regular basis as described in Note 21 to the Consolidated Financial Statements, which Note is incorporated herein by reference.

As at December 31, 2010, the Company’s total assets included approximately $3.3 million of goodwill and $40.7 million of intangible assets. Please refer to the section entitled “Controls and Accounting Policies - Goodwill and Intangible Assets” in the 2010 Management’s Discussion and Analysis, which section is incorporated herein by reference. Adverse changes in the global economy or our business may result in impairment of our intangible properties. Such impairments could have a material adverse effect our reported operating income and capitalization.

Competitive Position

The insurance industry is price competitive in all markets in which Kingsway’s insurance subsidiaries operate. Kingsway’s subsidiaries strive to employ disciplined underwriting practices with the objective of rejecting underpriced risks including terminating or repricing unprofitable business and focusing on good risks within specialty markets where limited competition allows for a good spread of risk and above average returns. The combined ratio of claims plus underwriting expenses compared to net premiums earned is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. As a result of a thorough analysis for all lines of business in 2009, it was determined that many were not profitable and necessary steps were taken to re-price or exit these lines of business. Additional discussion is included on in the section entitled “Revenues - Premium Income and Competitive Factors” of the 2010 Management Discussion and Analysis, which section is incorporated herein by reference.

During 2010, KFSI’s GPW decreased 18% to $214.0 million compared to $261.9 million in 2009. The decreases came primarily from the impact of terminations of unprofitable or non-core business programs and the continuing soft market conditions for virtually all lines of business KFSI writes. KFSI maintains the position that it is better to write less business at appropriate rate levels than to compete with other insurers at lower premiums to increase volume at the expense of higher combined ratios.

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

KFSI’s business is positively correlated with the economic cycles in the U.S.  Consequently, the volume of premiums written in 2010 was depressed on a relative basis.  KFSI’s business includes a very large number of relatively small insureds spread across a large and diverse geographic area in the U.S.  As a result, the Company’s business is not overly dependent on any one contract or commitment.  Some of KFSI’s business is sensitive to ratings from third party agencies such as A.M. Best.

Corporate Group Restructuring:

In response to recent income tax changes in 2009, in Canada and the U.S., and in order to simplify the structure through which KFSI holds, indirectly, the shares of Kingsway America, certain members of the corporate group of KFSI were reorganized as follows.
Kingsway U.S. Finance Partnership and Kingsway U.S. Tier II Finance Partnership were dissolved. Metro Claim Services Inc. was amalgamated with Kingsway Finance Nova Scotia, ULC to form Kingsway Nova Scotia Finance ULC, which was subsequently converted into a limited liability Company, being Kingsway Nova Scotia Finance Inc.
A new corporation, Kingsway America II Inc. was incorporated under the laws of Delaware, to hold the shares of Kingsway America.
Risk Factors

The risk factors faced by KFSI are described under the section entitled "Risk Factors" in the 2010 Management’s Discussion and Analysis, which section is incorporated herein by reference.  The discussion of factors under such section may not be exhaustive of all possible factors and other factors could also adversely affect the Company’s results. All such factors should be considered carefully when making decisions with respect to the Company.

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

KFSI paid and declared cash dividends in the aggregate amount of nil per share, C$0.04 per share, C$0.30 per share for the fiscal years ended December 31, 2010, 2009 and 2008, respectively. As of the date hereof, there has been no dividend declared for 2011. Any decision to pay dividends on KFSI's common shares in the future will be dependent upon the financial requirements of KFSI to finance future growth, the financial condition of KFSI and other factors which the Board may consider appropriate in the circumstances.

5.	DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

General Description of Capital Structure

The authorized capital of KFSI consists of an unlimited number of common shares, of which 52,095,828 common shares were outstanding as of December 31, 2010. All common shares have the same attributes, including the right to one vote per share.

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

In evaluating its existing assets, including the future tax savings that may be realized through the application of its existing tax losses, it was revealed that there is in excess of US$150 million of net operating losses ("NOLs") potentially available to offset the future income of certain of the United States operations of the Company and its subsidiaries. It was also revealed that this significant asset of the Company may be at risk of impairment or possible elimination as the threshold for change of ownership under U.S. federal income tax rules may be close to being triggered. The loss of the NOLs could have a material impact on shareholder value. Accordingly, on September 28, 2010, the Board, upon the advice of its advisors, unanimously approved the tax benefit preservation plan agreement (the "Plan Agreement"), dated as of September 28, 2010, between the Company and Computershare Investor Services Inc., as rights agent, for the sole purpose of protecting this asset. On October 28, 2010, shareholders of the Company ratified and approved the adoption of this tax benefit preservation plan (the “Plan”).

Purpose of the Plan

The purpose of the Plan is solely to protect the Company's tax assets arising out its NOLs by attempting to deter acquisitions of common shares that may result in an "ownership change" as determined in accordance with Section 382 of the Internal Revenue Code of 1986 of the United States, as amended (the "Code"). Under Section 382 of the Code, an "ownership change" may occur when the percentage of stock beneficially owned by one or more of a corporation's large shareholders (defined for the purposes of Section 382 as shareholders who own 5% or more of the corporation's shares) increases by more than 50 percentage points at any point over a three year rolling testing period.  If the Company experiences an ownership change, the Company's ability to utilize its NOLs will be subject to substantial limitation, resulting in significant impairment of the value of the Company's  tax assets.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by (i) discouraging any person or group from acquiring 5% or more of the outstanding common shares without approval of the Board, and (ii) discouraging existing holders of 5% or more of the outstanding common shares from acquiring more than a specified number of additional common shares.  Although the purpose of the Plan is not to deter the acquisition of "control" of the Company, the Plan may have such an effect. Additionally, there is no guarantee that the Plan will prevent the Company from experiencing an ownership change under Section 382 of the Code and related regulations.

The Company's ability to utilize its United States tax assets depends on its ability to generate taxable income in the United States in the future.  There can be no assurance that it will be able to do so.  In addition, the amount of NOLs available to the Company to offset any future taxable income has not been audited or otherwise validated by the United States Internal Revenue Service (the "IRS").  As a result, the IRS could challenge the amount of the NOLs.  The determination of whether an ownership change has occurred is itself subject to uncertainty, both because of the complexity and ambiguity of the regulations under Section 382 of the Code and because of inherent limitations on the Company's knowledge of the ownership of, and transactions in, its common shares.  Accordingly, the IRS may claim that the Company has experienced an ownership change and attempt to limit the Company's use of its NOLs, even with the Plan in place and if it has its intended effect on future transactions.

Description of the Plan

From and after the record date for the distribution of rights under the Plan, each common share carries with it one purchase right (a "Right"), until the earlier of the Distribution Date (as defined in the Plan) or the expiration of the Rights. In general, the Rights will work to impose a significant penalty upon any Person (as defined in the Plan) or group which acquires 5% or more of the outstanding common shares, without the approval of the Board.

The Plan has an ownership triggering threshold of 4.99% which is significantly lower than the triggering threshold of 20% generally used in traditional Canadian shareholder rights plans. The reduced threshold discourages additional shareholders from becoming 5% shareholders and thereby being counted for purposes of the ownership change calculation under Section 382 of the Code. The Plan also severely limits the number of additional common shares that can be acquired by existing 5% shareholders without triggering the Plan. Accordingly, the Plan may prevent the Company from undergoing an ownership change for purposes of Section 382 of the Code.

A general summary of the mechanics of the Plan and a summary of the Plan are set out in the management information circular of KFSI dated September 28, 2010 and is available on SEDAR at www.sedar.com.

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

Debt Securities

In May 2009 the Board of Directors delegated to the Capital Committee of the Board of Directors the authority to repurchase debt of the Company.

On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100 million Senior Unsecured Debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 in each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the issuer’s option. The debentures are unconditionally guaranteed by Kingsway Financial Services Inc. and Kingsway America, a wholly-owned subsidiary of Kingsway Financial Services Inc. During 2009 and 2010, the Company repurchased $14.6 million (C$16.1 million) and $69.8 million (C$71.4 million) of par value, respectively, of this offering and realized a gain of $6.0 million in 2009 and $7.8 million in 2010. As at December 31, 2010 C$12.5 million of par value of this issue remains outstanding, as compared to C$83.9 million par value outstanding at December 31, 2009.

On January 29, 2004, a subsidiary of the Company, Kingsway America, completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at Kingsway America’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest payments are to be made on February 1 and August 1 in each year with an effective interest rate of 8.3%. During 2009 and 2010 the Company repurchased $7.0 million and $73.5 million of par value, respectively, of this offering. The Company realized a gain on the repurchases of $3.5 million in 2009 and $11.4 million in 2010. As at December 31, 2010 $27.0 million of par value of this issue remains outstanding, as compared to $100.5 million par value outstanding at December 31, 2009.

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by Kingsway America to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $4,126,000 for 2010, 5,047,000 for 2009, and $7,126,000 for 2008. Subsequent to year end, the Company has given notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters.

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“Units”) due June 30, 2015 of which the Company was a promoter. In order to achieve its investment objectives, KLROC used the net proceed of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL Limited Partnership (“KL LP”). In turn, KL LP used these proceeds for the payment of its payment of its purchase obligations under Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust. The KN Trust lent funds to Kingsway ROC GP (“ROC GP”) and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in Kingsway ROC LLC (“ROC LLC”) totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principle amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

Beginning in 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, began purchasing KLROC units. On June 26, 2009, KFS Capital, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company also acquired ownership of 139,700 units of the KLROC outside of the tender offer through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million during 2010 related to the KLROC Units held by KFS Capital. The gain arose as a result of the effective settlement of the debt within the consolidated group and is equal to the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

As at December 31, 2009, KAI had a promissory note payable balance of approximately $66.2 million with ROC LLC.  The note was issued on July 15, 2005 and bears interest at 7.37% annually.  The note principal is payable on June 30, 2015.  As further described above, as at December 31, 2010, the financial statements of ROC LLC are consolidated with the financial statements of the Company, and therefore, the note payable balance is no longer considered to be an obligation of the consolidated entity.

Ratings

On June 5, 2009, the Company withdrew all ratings provided by Standard & Poor’s in connection with its outstanding securities as a part of its ongoing cost cutting strategy.
On June 5, 2009, the Company also withdrew all ratings provided by DBRS as a part of its ongoing cost cutting strategy.
On November 24, 2009, the Company announced that A.M. Best had downgraded the Company’s issuer credit rating from “B-“ to “CCC” and the downgrade of the financial strength ratings from “B” to “B-” for American Service Insurance Company Inc., Jevco, Mendakota Insurance Company, Mendota Insurance Company, Southern United Fire Insurance Company, Kingsway Amigo Insurance Company (formerly U.S. Security Insurance Company, Inc.) and Universal Casualty Company.
The ratings received from rating organizations for securities of KFSI are described further under the section entitled “Risk Factors” in the 2010 Management’s Discussion and Analysis, which section is incorporated herein by reference.

6.	MARKET FOR SECURITIES

Trading Price and Volume

The common shares of KFSI are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") (Symbol: KFS).

The following chart sets forth the high and low sales price and volume (in thousands) for the common shares of KFSI on the TSX (in Canadian dollars) and the NYSE (in US Dollars) for the periods so indicated:

	TSX			NYSE
2010	High (C$)	Low (C$)	Volume (‘000s)	High (US$)	Low (US$)	Volume(‘000s)
January	1.85	1.39	10,290	1.73	1.32	5,245
February	1.75	1.65	1,788	1.67	1.58	1,013
March	1.85	1.59	3,355	1.79	1.59	2,040
April	2.61	2.10	6,453	2.59	2.05	8,489
May	2.18	1.63	1,910	2.14	1.60	1,549
June	1.88	1.70	1,557	1.81	1.64	2,320
July	1.95	1.67	1,297	2.00	1.65	1,051
August	2.06	1.76	902	2.02	1.68	883
September	1.82	1.64	680	1.78	1.60	807
October	1.73	1.50	2,235	1.70	1.49	1,161
November	1.51	1.36	1,161	1.48	1.33	1,478
December	1.41	1.21	3,670	1.53	1.20	3,682

7.	DIRECTORS AND EXECUTIVE OFFICERS

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

Directors

The name, municipality of residence and principal occupation of each of the directors are, as of the date hereof, as set forth below.  Such individuals have served as directors of KFSI since the dates set forth opposite their respective names and their respective terms as directors of KFSI shall expire at the next annual meeting of KFSI, scheduled to be held on May 26, 2011.

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

For the past five years, each director has been engaged in his current occupation or in other capacities within the same or a related entity.

Executive Officers

The name, municipality of residence and position held with KFSI of each of the officers, are, as of the date hereof, as set forth below:

Name and Residence	Position with the Company	Principal Occupation
Daniel Brazier(1) Ontario, Canada	Interim Chief Financial Officer and Treasurer	Consultant, Resources Global Professionals (a business consulting firm)
William A. Hickey, Jr. Illinois, USA	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, KFSI
Larry G. Swets, Jr.(1) Illinois, USA	President & Chief Executive Officer	President & Chief Executive Officer, KFSI
(1) Member of Disclosure Committee

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

•
William Hickey was appointed Executive Vice President and Chief Operating Officer on August 30, 2010. Prior to joining KFSI, he was a Managing Director with Macquaire Capital from 2009 to 2010. Previously, Bill was Managing Director, Chief Operating Officer and Chief Financial Officer for Fox-Pitt Kelton Cochran Caronia Waller (between 2007 and 2009) at the time of its merger with Macquarie on November 30, 2009. He was Executive Vice President and Chief Financial Officer of the Kemper Insurance Companies prior to joining Cochran Caronia Waller.

•
Larry Swets was appointed President and Chief Executive Officer on June 30, 2010. Mr. Swets was appointed Executive Vice President, Corporate Development of KFSI in 2009. Prior to joining KFSI, Mr. Swets served as Managing Member for Itasca Financial LLC in from June 2005 until December 2009. Mr. Swets was Acting Chief Financial Officer of Risk Enterprise Management, Ltd. from November 2007 until December 2009, and Director Investments for Kemper Insurance between 1997 and 2005.  Presently, Mr. Swets is also engaged as Managing Member of Fund Management Group, which position he has held since 2007.

As a group, the directors and officers of KFSI own, directly or indirectly or exercise control or direction over 12,914,922 (24.8%) of the total outstanding common shares of KFSI as of March 31, 2010. The information as to shares owned indirectly or over which control or direction is exercised by the directors and officers, but which are not registered in their names, not being within the knowledge of KFSI, has been furnished by such directors and officers of KFSI.

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

In addition to the potential exposures outlined above, the Company is engaged in the following legal disputes:

•
The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln General. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company strongly disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011.
On November 19, 2009 the day before the day the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.
If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

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

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives.   Two of the members of the Board, Spencer Schneider and Joseph Stilwell, were also members of the board of American Physicians Capital Inc., of which AP Assurance is a subsidiary.  Neither of these individuals participated in the negotiation of the facility or the discussion or approval of the facility at the board level of KFSI or AP Assurance.  At the time of these negotiations, Mr. Stilwell had not yet been appointed to the Board. As at September 30, 2009, the facility was undrawn, expired and was terminated. In the fourth quarter of 2009, a new facility was obtained from the same related party. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was withdrawn on February 25, 2010.  Spencer Schneider and Joseph Stillwell ceased to be members of the board as of October 2010.

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

Spencer L. Schneider served from 2002 until 2010, on the audit committee of American Physicians Capital Inc. (“ACAP”), an insurance holding Company, which is engaged in the business of providing medical professional liability insurance to physicians in the United States. In this role, Mr. Schneider was actively involved in reviewing ACAP’s quarterly and annual filings.

Joseph Stilwell, as managing partner of Stilwell Associates, LP, has over 18 years of experience in managing his own is investment funds, with a great deal of his time being dedicated to analyzing financial statements.  Mr. Stillwell is also a graduate from the Wharton School of the University of Pennsylvania with a Bachelor of Science in Economics.

Auditor Service Fees

Aggregate fees paid to the Company's Auditors during the fiscal years ended December 31, 2010 and 2009 were as follows:

(in Canadian dollars)	2010 Fee Amount	2009 Fee Amount
Audit Fees	C$1,622,459	C$3,791,931
Audit-Related Fees	C$135,161	C$175,000
Tax Fees	C$486,706	C$704,807
All Other Fees	nil	C$2,000
Total:	C$2,244,326	C$4,673,738

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

Name of Experts

BDO USA, LLP prepared auditors' reports in regard to the Consolidated Financial Statements and in regard to the Company's internal control over financial reporting at December 31, 2010. The Canadian Institute of Chartered Accountants gives authority to the reports.

Interests of Experts

BDO USA, LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U. S. Securities Exchange Commission.

13.	MATERIAL CONTRACTS

The following is a list of contracts that are material to Kingsway and that were entered into within the most recently completed financial year, or before the most recently completed financial year:
(a)	the Agreement and Plan of Merger dated December 14, 2010 among JJR VI Acquisition Corp., Atlas Acquisition Corp., Kingsway Financial Services Inc. and American Insurance Acquisition Inc.;

(b)	the Tax Benefit Preservation Plan Agreement dated September 28, 2010 between Kingsway Financial Services Inc. and Computershare Investor Services Inc.; and

(c)	the Purchase Agreement dated January 25, 2010 between The Westaim Corporation and Kingsway Financial Services Inc.

Copies of these agreements may be accessed on SEDAR under “Kingsway Financial Services Inc.” at www.sedar.com.

14.	ADDITIONAL INFORMATION

Financial information about the Company is contained in its Consolidated Financial Statements and Management's Discussion and Analysis for fiscal year ended December 31, 2010, which are available on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of KFSI securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in KFSI's latest proxy circular dated as of April 29, 2010 in connection with its annual meeting of shareholders held on May 27, 2010 which involved the election of directors.

Copies of this AIF Form as well as copies of the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2010 may be obtained from:

Kingsway Financial Services Inc.
c/o Leeann Repta
45 St. Clair Avenue West, Suite 400
Toronto, Ontario
M4V 1K9

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
(i).	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company

(ii).	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance.

(iii).	Recommend the appointment of and monitor the independence and performance of the Company’s external auditors and the external appointed actuary.

(iv).	Provide an avenue of communication among the external auditors, the external appointed actuary, management and the Board of Directors’.

(v).	Review the annual audited financial statements with management and the external auditors.

II.	Organization

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

Management has used the Internal Control - Integrated Framework to assess the effectiveness of the Company’s internal control over the financial reporting as of December 31,2010, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and has concluded that such internal control over financial reporting is effective as of December 31, 2010.  There are no material weaknesses that have been identified by management in this regard.

The independent registered public accounting firm, BDO USA, LLP, appointed by the Audit Committee, who have audited the consolidated financial statements, have also audited the internal control over financial reporting and have issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and their report is included herein.

Larry G. Swets, Jr. President & Chief Executive Officer	Daniel Brazier Chief Financial Officer

     March 31, 2011

Kingsway Financial Services Inc. 2010 Annual Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited Kingsway Financial Services Inc’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Kingsway Financial Services Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kingsway Financial Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have conducted our audit of the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 31, 2011 expressed an unqualified opinion on those consolidated financial statements.

(Signed BDO USA, LLP)

Grand Rapids, Michigan
March 31, 2011

Kingsway Financial Services Inc. 2010 Annual Report

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

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

 ROLE OF THE AUDITOR
The independent registered public accounting firm, BDO USA, LLP, has been appointed by the Audit Committee. Its responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and to report thereon to the shareholders. In carrying out their audit procedures relating to the claims liabilities of the Company, the auditors make use of the work and report of the independent actuary. BDO USA, LLP has full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors’ report outlines the scope of their audit and their opinion.

Larry G. Swets, Jr. President & Chief Executive Officer March 31, 2011	Daniel Brazier Chief Financial Officer

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited the accompanying consolidated financial statements of Kingsway Financial Services, Inc. ("the Company") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2010, the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2010, and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other Matters

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in footnote 22 entitled "Reconciliation of Canadian and United States generally accepted accounting principles is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

The financial statements of Kingsway Financial Services, Inc. as of December 31, 2009 and 2008, were audited by other auditors whose report dated March 31, 2010, expressed an unmodified opinion on those statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2011 expressed an unmodified opinion on the effectiveness of the Company's internal control over financial reporting.

(Signed BDO USA, LLP)

Grand Rapids, Michigan

March 31, 2011

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kingsway Financial Services Inc.:

We have audited the consolidated balance sheet of Kingsway Financial Services Inc. (“the Company”) as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, changes in shareholders equity, comprehensive income and cash flows for the years ended December 31, 2009 and 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2010, except for the information relating
to the years ended December 31, 2009 and 2008
in note 4 which is as of March 31, 2011

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
As at December 31
	2010	2009
Assets
Cash and cash equivalents	$140,567	$49,577
Securities (Note 5)	146,684	280,686
Investment in investee (Note 6)	49,079	-
Accrued investment income	1,957	2,348
Financed premiums	13,572	15,237
Accounts receivable and other assets	48,938	67,692
Funds held in escrow (Note 4)	22,259	-
Due from reinsurers and other insurers (Note 14)	7,651	(164)
Deferred policy acquisition costs	13,952	19,550
Income taxes recoverable	17,991	15,622
Future income taxes (Note 15)	503	8,879
Capital assets (Notes 1, 10)	12,469	25,925
Goodwill and intangible assets (Notes 1, 21)	43,959	37,543
Assets held for sale (Note 4)	-	1,434,460
	$519,581	$1,957,355
Liabilities and Shareholders’ Equity
Liabilities:
Loans payable (Note 18(d))	$-	$66,222
Accounts payable and accrued liabilities	42,385	57,395
Unearned premiums	66,879	85,635
Unpaid claims (Note 16)	174,708	186,685
Senior unsecured debentures (Notes 18(a), 27)	37,469	176,764
LROC preferred units (Note 18 (c)	15,884	-
Subordinated indebtedness (Note18(b))	87,450	87,415
Liabilities held for sale (Note 4)	-	1,127,900
	$424,775	$1,788,016
Shareholders’ equity:
Share capital (Note 11)	296,139	295,291
Contributed surplus	15,440	20,549
Retained earnings (deficit)	(231,815)	(193,572)
Accumulated other comprehensive income	15,042	47,071
	94,806	169,339
Contingent liabilities (Note 20) Subsequent events (Note 27)
	$519,581	$1,957,355

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Spencer Schneider	/s/ Greg Hannon
Spencer Schneider	Greg Hannon
Director	Director

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share amounts)
Years ended December 31
	2010	2009	2008
Gross premiums written	$214,048	$261,947	$345,676
Net premiums written	$203,723	$273,095	$332,642
Revenue:
Net premiums earned (Note 14)	$222,481	$298,211	$339,966
Net investment income (Note 5)	16,353	144	31,494
Net realized investment gains (losses) (Note 5)	9,243	10,956	(7,242)
	248,077	309,311	364,218
Expenses:
Claims incurred (Notes 14 and 16)	214,681	236,801	224,324
Commissions and premium taxes (Note 14)	27,378	47,694	51,160
General and administrative expenses	83,990	85,066	81,364
Restructuring costs (Note 24)	4,803	14,783	-
Interest expense	14,825	23,912	35,022
Amortization of intangible assets (Note 1, 21)	6,621	10,602	9,618
Goodwill impairment (Note 21)	-	-	50,074
	352,298	418,858	451,562
Loss from continuing operations before unusual item and income taxes	(104,221)	(109,547)	(87,344)
Gain on buy-back of debt (Note 18 (a))	19,157	9,501	652
Gain on consolidation of debt (Note 18 (c))	17,821	-	-
Loss from continuing operations before income taxes	(67,243)	(100,046)	(86,692)
Income taxes (recovery) (Note 15):
Current	(14,494)	(37,766)	(15,566)
Future	8,376	7,356	27,728
	(6,118)	(30,410)	12,162
Loss from continuing operations	$(61,125)	$(69,636)	$(98,854)
Loss from discontinued operations, net of taxes (Note 4)	(7,508)	(222,836)	(341,510)
Gain on disposal of discontinued operations, net of taxes (Note 4)	30,390	2,185	34,499
Net loss	$(38,243)	$(290,287)	$(405,865)
Per share amounts (in dollars) (Note 11):
Loss per share - continued operations
Basic	$(1.17)	$(1.29)	$(1.79)
Diluted	$(1.17)	$(1.29)	$(1.79)
Income (loss) per share - discontinued operations
Basic	$0.44	$(4.09)	$(5.56)
Diluted	$0.44	$(4.09)	$(5.56)
Loss per share - net loss
Basic	$(0.73)	$(5.38)	$(7.35)
Diluted	$(0.73)	$(5.38)	$(7.35)
Dividends declared per common share (in Canadian dollars)	$-	$0.04	$0.30

 See accompanying notes to consolidated financial statements.

Kingsway Financial Services Inc. 2010 Annual Report

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)
Years ended December 31
	2010	2009	2008
Share capital
Balance at beginning of year	$295,291	$322,344	$326,151
Issued during the year	848	-	89
Repurchased for cancellation	-	(27,053)	(3,896)
Balance at end of year	296,139	295,291	322,344
Contributed surplus
Balance at beginning of year	$20,549	$9,791	$7,619
Stock option adjustment	(5,109)	(4,186)	2,172
Repurchase of shares for cancellation	-	14,944	-
Balance at end of year	15,440	20,549	9,791
Retained earnings (deficit)
Balance at beginning of year	$(193,572)	$98,564	$521,165
Net loss for the year	(38,243)	(290,287)	(405,865)
Common share dividends	-	(1,849)	(15,460)
Repurchase of shares for cancellation	-	-	(1,276)
Balance at end of year	(231,815)	(193,572)	98,564
Accumulated other comprehensive income
Balance at beginning of year	$47,071	$22,873	$85,866
Other comprehensive income (loss) (Note 2(c))	(32,029)	24,198	(62,993)
Balance at end of year	15,042	47,071	22,873
Total shareholders’ equity at end of year	$94,806	$169,339	$453,572

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)
Years ended December 31
	2010	2009	2008
Comprehensive loss
Net loss	$(38,243)	$(290,287)	$(405,865)
Other comprehensive income (loss), net of taxes:
• Change in unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the year, net of income taxes(1)	972	7,170	14,201
Recognition of realized gains to net loss, net of income taxes (2)	(1,583)	(24,064)	(11,361)
• Unrealized gains (losses) on translating financial statements
of self-sustaining foreign operations	6,271	34,489	(56,988)
Recognition of currency translation gain on disposal of subsidiary	(34,075)	-	-
• Gain (loss) on cash flow hedge	(3,614)	6,603	(8,845)
Other comprehensive income (loss)	(32,029)	24,198	(62,993)
Comprehensive loss	$(70,272)	$(266,089)	$(468,858)
 (1)   Net of income tax (recovery) of $563 in 2010, $(7,403) in 2009.
 (2)   Net of income tax of $815 in 2010, $3,530 in 2009.

 See accompanying notes to consolidated financial statements.

Kingsway Financial Services Inc. 2010 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
Years ended December 31
	2010	2009	2008
Cash provided by (used in):
Operating activities:
Net loss	$(38,243)	$(290,287)	$(405,865)
Items not affecting cash:
(Income) loss on discontinued operations	(22,882)	220,651	307,011
Amortization of intangibles and goodwill impairment	6,621	10,602	59,692
Amortization of capital assets and deferred charges	1,928	2,763	3,844
Future and current income (recovery) taxes	(6,118)	(30,410)	12,162
Net realized (gains) losses	(9,243)	(10,956)	7,242
Amortization of bond premiums and discounts	1,625	5,372	330
	(66,312)	(92,265)	(15,584)
Change in non-cash balances:
Deferred policy acquisition costs	5,598	6,068	2,082
Due from reinsurers and other insurers	(7,815)	(130,573)	27,403
Unearned premiums	(18,756)	(22,975)	(41,703)
Unpaid claims	(11,977)	3,532	(7,330)
(Decrease) increase in contributed surplus	(5,109)	10,758	2,172
Net change in other non-cash balances	34,426	(528,089)	(447,307)
	(69,945)	(753,544)	(480,267)
Financing activities:
Increase (decrease) in share capital, net	848	-	89
Repurchase of common shares for cancellation	-	(27,053)	(5,172)
Common share dividend	-	(1,849)	(15,460)
Increase (decrease) in bank indebtedness and loans payable	(66,187)	32	29
Increase in LROC preferred units	15,884	-	-
Increase (decrease) in senior unsecured debentures	(139,295)	(8,439)	(34,877)
	(188,750)	(37,309)	(55,391)
Investing activities:
Purchase of securities	(113,851)	(1,608,341)	(499,010)
Proceeds from sale of securities	218,636	2,339,283	911,130
Financed premiums receivable, net	1,665	1,296	(481)
Acquisition of investment of investee	(49,079)	-	-
Acquisitions, net of cash acquired	(13,752)	-	-
Net proceeds from sale of discontinued operations	307,575	43,858	44,067
Additions to capital assets	(1,509)	(194)	4,087
	349,685	775,902	459,793
Net change in cash and cash equivalents of discontinued operations	-	9,149	8,549
Increase (decrease) in cash position during the year	90,990	(5,802)	(67,316)
Cash and cash equivalents, beginning of year	49,577	55,379	122,695
Cash and cash equivalents, end of year	$140,567	$49,577	$55,379
Supplementary disclosure of cash information:
Represented by:
Cash on hand and balances with banks	60,828	44,553	50,772
Investments with maturities less than 30 days	79,739	5,024	4,607
Cash and cash equivalents, end of year	$140,567	$49,577	$55,379
Cash paid for:
Interest	$24,875	$29,985	$36,581
Income taxes	(13,962)	(20,645)	5,259

See accompanying notes to consolidated financial statements.

Kingsway Financial Services Inc. 2010 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 CONTENTS
NOTE 1	CHANGES IN ACCOUNTING POLICIES

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 3	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS

NOTE 4	DISCONTINUED OPERATIONS AND RELATED CONTINGENCIES

NOTE 5	SECURITIES

NOTE 6	INVESTMENT OF INVESTEE

NOTE 7	FINANCIAL INSTRUMENTS

NOTE 8	CAPITAL MANAGEMENT

NOTE 9	HEDGES

NOTE 10	CAPITAL ASSETS

NOTE 11	SHARE CAPITAL

NOTE 12	STOCK-BASED COMPENSATION

NOTE 13	PENSION BENEFITS

NOTE 14	UNDERWRITING POLICY AND REINSURANCE CEDED

NOTE 15	INCOME TAXES

NOTE 16	UNPAID CLAIMS

NOTE 17	SEGMENTED INFORMATION

NOTE 18	INDEBTEDNESS

NOTE 19	ACQUISITIONS

NOTE 20	COMMITMENTS AND CONTINGENT LIABILITIES

NOTE 21	GOODWILL AND INTANGIBLE ASSETS

NOTE 22	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

NOTE 23	RELATED PARTY TRANSACTIONS

NOTE 24	RESTRUCTURING CHARGES

NOTE 25	COMPARATIVE FIGURES

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

NOTE 27	SUBSEQUENT EVENTS

Kingsway Financial Services Inc. 2010 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

Kingsway Financial Services Inc. (the “Company”) was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding Company which, through its subsidiaries in the United States, Barbados and Bermuda, is engaged in property and casualty insurance.

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

In June 2009 the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments-Disclosures. The amendments focused on improving disclosures about financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The Company has adopted these amendments and has included these disclosures in Note 7.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The accompanying consolidated financial statements include the following material subsidiaries, all of which are owned, directly or indirectly, with the jurisdiction of incorporation indicated in brackets: Appco Finance Corporation (Pennsylvania); ARK Insurance Agency (Illinois); KFS Capital LLC (Delaware); Kingsway 2007 General Partnership (Delaware); Kingsway Reinsurance Corporation (Barbados); American Country Underwriting Agency Inc. (Illinois); ARM Holdings, Inc. (Illinois); Assigned Risk Solutions Ltd. ( New Jersey); Auto Underwriters Holdings LLC (Delaware); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); Kingsway 2009 LLC (Delaware); Kingsway America Agency Inc. (Illinois); Kingsway America II Inc. (Delaware); Kingsway America Inc. (Delaware); Kingsway Amigo Insurance Company (formerly U.S. Security Insurance Company) (Florida); Kingsway General Insurance Company (Ontario); Kingsway Nova Scotia Finance Inc. (Nova Scotia); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Linked Return of Capital Trust (Ontario); Knight Underwriters Inc. (Delaware); Mattoni Insurance Brokerage, Inc. (Washington); Mendota Insurance Company (Minnesota); Mendakota Insurance Company (Minnesota); Mendota Insurance Agency Inc. (Texas); Northeast Alliance Insurance Agency, L.L.C. (Delaware); and Universal Casualty Company (Illinois).

 (b)          Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined.

The most significant estimates that are susceptible to significant change in the near-term relate to the determination of the liability for unpaid claims, the fair value of investments, including whether securities are other-than-temporarily impaired, stock-based compensation expense, income taxes and deferred policy acquisition costs. Although considerable judgement is inherent in these estimates, management believes that the current estimates are reasonable in all material respects. The estimates are reviewed regularly and adjusted as necessary. Adjustments related to changes in estimates are reflected in the Company’s results of operations, or other comprehensive income, in the period in which those estimates changed.

Kingsway Financial Services Inc. 2010 Annual Report

(c)         Securities:

The Company has classified the securities held in its investment portfolio as available-for-sale (“AFS”).  See Note 5 for further details.

AFS fixed income and equity investments are carried at their fair value, whereby the unrealized gains and losses are included in Accumulated Other Comprehensive Income (“AOCI”) until sale or until an other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the statement of operations. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in net realized investment gains (losses).

Dividends and interest income from these securities are included in net investment income. Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date.

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

 (d)         Investment in investee:

Investment in Investee is accounted for under the equity method of accounting in the accompanying consolidated financial statements. The Company’s voting percentage and share of earnings or losses of an investee is determined using the most recent and timely publicly available audited financial statements, subsequent unaudited interim reports and other publicly available information. The Company recognizes into income its equity share of a change in an investee’s reported net assets resulting from an investee’s issuance of stock that is not part of a broader corporate reorganization.

 (e)         Cash and cash equivalents:

Cash and cash equivalents includes cash and securities with maturities of less than thirty days.

 (f)         Goodwill and intangible assets:

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

Kingsway Financial Services Inc. 2010 Annual Report

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

(h)          Premium revenue and unearned premiums:

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. The premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at year end.

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

 (k)           Translation of foreign currencies:

The consolidated financial statements have been presented in U.S. dollars as the Company’s principal investments and cash flows are influenced primarily by the U.S. dollar. The operations of its subsidiaries in Bermuda and its head office operations are self sustaining. Assets and liabilities of non U.S. dollar denominated subsidiaries are translated at year end rates of exchange. Revenues and expenses of non U.S. dollar denominated subsidiaries are translated into U.S. dollars at the average monthly exchange rate. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity under the caption “Accumulated other comprehensive income”. The currency translation adjustment will change with fluctuations in the Canadian to U.S. dollar exchange rate.

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

 (l)          Income taxes:

The Company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Kingsway Financial Services Inc. 2010 Annual Report

(m)          Stock-based compensation plan:

The Company has a stock-based compensation plan which is described in Note 12. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds together with the amount recorded in contributed surplus is recorded in share capital.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees on exercise of these stock options is credited to share capital.

(n)         Capital assets:

Capital assets are reported in the consolidated financial statements at amortized cost. Amortization of capital assets has been provided using the straight-line method over the estimated useful lives of such assets. The useful lives range from 39 years for buildings, 5 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 1.5 to 5 years for computer hardware and 4 to 5 years for automobiles. See Note 10 for further disclosure of capital assets.

NOTE 3	FUTURE ACCOUNTING CHANGES - INTERNATIONAL FINANCIAL REPORTING STANDARDS:

The Canadian Accounting Standards Board requires all publicly accountable enterprises to adopt International Financial Reporting Standards (“IFRS”) as the replacement for Canadian general accepted accounting principles (“Canadian GAAP”) effective for fiscal years beginning on or after January 1, 2011.

The IFRS consist of the International Financial Reporting Standards and International Accounting Standards (“IAS”) issued or adopted by the International Accounting Standards Board (“IASB”) together with interpretations issued or adopted by the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS is based on a conceptual framework similar to Canadian GAAP; however that are differences in recognition, measurement and disclosure.

The Company will present its interim consolidated financial statements commencing with the quarter ending March 31, 2011 and its annual consolidated financial statements for the year ending December 31, 2011 in accordance with IFRS, including comparative prior period results and balances restated to conform with IFRS. The interim and annual consolidated financial statements will also include the January 1, 2010 opening statement of financial position restated to conform to IFRS together with reconciliations and explanations of significant differences between Canadian GAAP and IFRS.

NOTE 4	DISCONTINUED OPERATIONS AND RELATED CONTINGENCIES:

Walshire Assurance Company (“Walshire”), Zephyr Insurance Company, Inc. (“Zephyr”),  Avalon Risk Management Inc. (“Avalon”), American Service Insurance Company (“American Service”), American Country Insurance Company (”American Country”), and Southern United Fire Insurance Company (“Southern”), previously disclosed as part of the United States segment, and Jevco Insurance Company (“Jevco”), Kingsway General Insurance Company (“KGIC”) and York Fire and Casualty Insurance Company (”York Fire”), previously disclosed as part of the Canadian segment, have been classified as discontinued operations and the results of their operations are reported separately for all periods presented.

Summarized financial information for discontinued operations is shown below.

Years ended December 31
	2010	2009	2008
Operations:
Revenue	141,027	742,000	1,217,454
Loss from discontinued operations before income taxes	(2,433)	(205,083)	(285,300)
Income taxes	5,075	17,753	56,210
Loss from discontinued operations before gain on disposal, net of taxes	(7,508)	(222,836)	(341,510)
Disposals:
Gain on disposal before income taxes	29,416	1,860	41,411
Income taxes (recovery)	(974)	(325)	6,912
Gain on disposal, net of taxes	30,390	2,185	34,499
Total gain (loss) from discontinued operations, net of taxes	22,882	(220,651)	(307,011)

Kingsway Financial Services Inc. 2010 Annual Report

The assets and liabilities at December 31, 2009 for discontinued operations are shown below.

As at December 31
2009
Assets
Cash and cash equivalents	$71,304
Securities	1,083,642
Accrued Investment Income	7,780
Finance Premiums	51,340
Accounts Receivable and other assets	46,523
Due from reinsurers and other insurers	81,395
Deferred policy acquisition costs	39,512
Income taxes recoverable	(5,034)
Future income taxes	3,404
Capital assets	53,268
Goodwill and intangible assets	1,326
Assets of discontinued operations	$1,434,460
Liabilities
Accounts payable and accrued liabilities	$13,405
Unearned premiums	179,345
Unpaid claims	935,150
Liabilities of discontinued operations	$1,127,900

American Country, American Service, and Southern:

During 2010, Southern was merged into American Service.

On December 31, 2010, the previously announced going-public transaction involving the Company’s subsidiaries American Country and American Service by way of a reverse takeover of JJR VI Acquisition Corp. (“J6”) was completed.  Upon completion of the transaction, J6 was renamed Atlas Financial Holdings Inc. (“Atlas”) and American Country and American Service became wholly-owned subsidiaries of Atlas.  Total consideration to the Company as a result of the transaction was approximately $57.0 million, consisting of cash of $7.9 million, preferred shares of Atlas of $18.0 million, and common shares of Atlas of $31.1 million. As part of the transaction, a quota share agreement was put in place for 90% of $10.0 million of adverse claims beyond $1.0 million, based on the carried reserves at September 30, 2010. The maximum obligation to the Company is $9.0 million.

As a result of disposal, the Company recognized a loss of $0.9 million in 2010. The Company’s revenues from discontinued operations relating to Atlas companies were $53.9 million, $133.9 million and $184.7 million for 2010, 2009 and 2008 respectively. In total, the Company’s loss from discontinued operations including the loss on disposal, net of taxes were $19.1 million, $36.7 million and $43.9 million for 2010, 2009 and 2008, respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of American Country, American Service and Southern were $154.0 million, $85.1 million and $168.4 million respectively.

Walshire:

In May 2009 the Company placed all of Lincoln General Insurance Company (“Lincoln General”) into voluntary run-off. After that date, Lincoln General continued to experience losses from unfavourable reserve development. The result of Lincoln General’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

Kingsway Financial Services Inc. 2010 Annual Report

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, Kingsway America Inc. (“KAI”), an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire is the sole shareholder of Lincoln General. All of the stock of Walshire was donated to charities, and with this disposition, Lincoln General ceased to be a member of the Kingsway group of companies.

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

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010 the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011.

On November 19, 2009 the day before the day the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 compliant. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln General may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go to liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln General was paid in the fourth quarter of 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln General which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln General.

On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provided for a minimum of $2.5 million to be paid to the run-off manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest would have been March 1, 2014. As a result of the October 19, 2009 disposition of Walshire and Lincoln General, the Company accrued $2.5 million for the minimum and an additional $3.4 million relating to the annual service contract for a total compensation of $5.9 million as at December 31, 2009.

As at December 31, 2010, the Company has settled all outstanding obligations with the run-off manager.

At September 30, 2009, the total investment in Walshire was written down to nil. After taking into account the operating loss of Lincoln General from October 1 to 19, 2009, factoring in realized investment gains and the write down of net assets, a net gain on disposal of $1.4 million was recorded and included in discontinued operations in 2009. The results of Lincoln General from January 1 to October 19, 2009, the aggregate of the write-down of the investment in Walshire and the $10.0 million cash payment have been included in the income (loss) from discontinued operations, net of taxes line item in the Company’s consolidated statement of operations for the year ended December 31, 2009.

The Company’s revenues from discontinued operations relating to Walshire were nil, $217.5 million and $521.3 million in 2010, 2009 and 2008 respectively. In total, the Company’s loss from discontinued operations relating to Walshire, net of taxes was $2.7 million, $156.9 million and $259.6 million in 2010, 2009 and 2008 respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of Walshire were $649.1 million, $322.7 million and $889.3 million respectively.

Kingsway Financial Services Inc. 2010 Annual Report

Zephyr:

On October 30, 2009, the Company completed its previously announced sale of Zephyr, a specialty property insurance company founded specifically to protect Hawaii homeowners and residents from catastrophic loss due to hurricanes, for $31.5 million plus a settlement of pre-closing earnings and other post closing adjustments of $5.5 million.

As a result of the disposal, the Company recognized an after tax gain of $0.9 million in 2010 and $2.9 million during 2009.  The Company’s revenues from discontinued operations relating to Zephyr were nil, $14.1 million and $14.6 million in 2010, 2009 and 2008 respectively.  In total, the Company’s income (loss) from discontinued operations including the gain on disposal, net of taxes were $0.9 million, $11.6 million and $(0.2) million in 2010, 2009 and 2008 respectively.

Avalon:

On October 9, 2009, specific assets of Avalon Risk Management Inc. were sold for $1.5 million pursuant to an Asset Purchase agreement with FMG Specialty Insurance Agency LLC. The agreement also included a transition services agreement.

As a result of the disposal, the Company recognized an after tax gain of $1.0 million during 2009. As described in Note 20(b), the Company wrote down the remaining associated intangible assets of $1.6 million. The Company’s revenues from discontinued operations relating to Avalon were $2.3 million, $5.4 million and $15.1 million in 2010, 2009 and 2008 respectively. In total, the Company’s income (loss) from discontinued operations relating to Avalon, net of taxes were $2.4 million, $(6.7) million and $(1.4) million in 2010, 2009 in 2008 respectively.

Canadian Operations:

As a result of the Company’s ongoing strategic initiatives, on October 1, 2009, Jevco assumed the assets and liabilities of KGIC, a wholly owned Canadian subsidiary of the Company.

On November 20, 2009, the Company was advised by A. M. Best Company (“A. M. Best”) that the financial strength rating for Jevco was downgraded from “B” to “B-“. On November 23, 2009, as a result of A.M. Best’s downgrade of Jevco’s financial strength rating, the company undertook to dispose of its majority interest in Jevco.

On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation (“Westaim”) to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million. This was based on 94.5% of the difference between the book value of Jevco as at December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments. The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012.  C$20.0 million is being held in escrow until this contingent adjustment is finalized. The Company also had the option to sell a property that was included in the purchase agreement. The purchase price would decrease if the sale price of the property was less than its carrying value, up to a maximum of approximately C$6.3 million. The purchase price would increase by 94.5% of every dollar that the sale price exceeded the carrying value. On June 15, 2010 the Company sold the property for less than its carrying value and as a result, the purchase price was decreased by C$2.2 million.

As a result of the disposal of Jevco, the Company realized an after tax gain of $30.3 million for 2010. Included in this gain is a $34.1 million foreign currency exchange gain previously recorded in accumulated other comprehensive income and now recognized as a result of the disposal of Jevco in 2010.

In 2009, given that the purchase price of Jevco was less than its net book value, it was determined that the goodwill relating to the Canadian operating segment was fully impaired. As a result, the Company recorded in operating income non-cash goodwill impairment charge relating to the Canadian operations of $6.9 million in the fourth quarter of 2009.

The Company’s revenues from discontinued operations relating to the Canadian Operations were $84.9 million, $371.3 million and $401.3 million in 2010, 2009 and 2008 respectively. In total, the Company’s income (loss) from discontinued operations relating to Canadian Operations including the gain on disposal, net of taxes were $41.4 million, $(28.1) million and $(25.4) million in 2010, 2009 and 2008, respectively.

At the date of disposition, the securities, other non-cash assets and total liabilities of Jevco were $909.4 million, $248.7 million and $913.6 million respectively.

Due to covenant restrictions associated with the sale of restricted subsidiaries under the KAI, 7.50% senior notes and the Kingsway 2007 General Partnership, 6.00% senior unsecured debentures, the Company was required to lower its applicable ratios to a level where the restrictions would no longer apply. The Company entered into a series of contingent trades which were completed on March 31, 2010, whereby the Company repurchased $84.8 million par value of the senior unsecured debentures. The repurchase resulted in a gain of $15.1 million, which was recorded in the first quarter of 2010.

Kingsway Financial Services Inc. 2010 Annual Report

York Fire:

On September 30, 2008, the Company sold York Fire, a primarily standard insurance writer, to La Capitale General Insurance Inc. for C$95 million in cash. The final settlement was completed in the first quarter of 2009 and the adjustments were reflected accordingly. The Company’s revenues from discontinued operations relating to York Fire were nil, $(0.2) million and $80.4 million in 2010, 2009 and 2008 respectively. In total, the Company’s income (loss) from discontinued operations relating to York Fire, net of taxes were nil, $(3.8) million and $23.4 million in 2010, 2009 and 2008, respectively.

NOTE 5	SECURITIES:

The amortized cost and fair values of investments are summarized below:

				December 31,2010
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$18,738	$1	$-	$18,739
Bonds:
Canadian	- Government	2,882	17	21	2,878
U.S.	- Government	100,728	1,904	647	101,985
	- Corporate	20,054	508	181	20,381
	- Commercial Mortgage backed	993	27	-	1,020
	- Other asset backed	1,553	46	-	1,599
Sub-total		$144,948	$2,503	$849	$146,602
Preferred shares	- U.S.	92	-	10	82
		$145,040	$2,503	$859	$146,684

December 31, 2009
			Gross	Gross
		Amortized	Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value
Term deposits		$9,999	$-	$-	$9,999
Bonds:
Canadian	- Government	208	7	-	215
U.S.	- Government	143,910	2,791	234	146,467
	- Corporate	104,937	2,584	590	106,931
	- Commercial Mortgage backed	5,554	-	73	5,481
	- Other asset backed	3,339	92	36	3,395
Sub-total		$267,947	$5,474	$933	$272,488
Preferred shares	- Canadian	9,014	-	893	8,121
Preferred shares	- U.S.	92	-	15	77
		$277,053	$5,474	$1,841	$280,686

Kingsway Financial Services Inc. 2010 Annual Report

The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position as at December 31, 2010 and 2009. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

				December 31,2010
		0 - 12 Months		Over 12 Months
		Fair	Unrealized	Fair	Unrealized
		Value	Loss	Value	Loss
Bonds:
Canadian	- Government	$-	-	$866	$(21)
U.S.	- Government	35,398	$(647)	-	-
	- Corporate	3,491	(181)	-	-
Sub-total		$38,889	$(828)	$866	$(21)
Preferred shares	- U.S.	-	-	82	(10)
		$38,889	$(828)	$948	$(31)

				December 31, 2009
		0 - 12 Months		Over 12 Months
		Fair	Unrealized	Fair	Unrealized
		Value	Loss	Value	Loss
Term deposits		$7,906	$-	$-	$-
Bonds:
U.S.	- Government	76,776	(234)	-	-
	- Corporate	47,144	(477)	895	(113)
	- Commercial mortgage backed	5,481	(73)	-	-
	- Other asset backed	597	(3)	481	(33)
Sub-total		$137,904	$(787)	$(1,376)	$(146)
Preferred shares	- Canadian	8,121	(893)	-	-
	- U.S.	-	-	77	(15)
		$146,025	$(1,680)	$1,453	$(161)
Fair values of term deposits, bonds and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair values of securities for which no active market exists are derived from quoted market prices of similar securities or other third party evidence.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

 As a result of the above analysis performed by management to determine declines in market value that are other than temporary, write-downs for other than temporary impairments relating to continuing operations were nil (2009 - $0.7 million) during the year. These impairment charges included nil (2009 - nil) from the write down of common stocks and nil (2009 - $0.7) from the write-down of debt securities.

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

Net investment income for the years ended December 31 is comprised as follows:

	2010	2009	2008
Investment income:
Interest	$9,496	$15,842	$31,552
Dividends	129	475	736
Premium financing	5	(683)	(513)
Other	7,285	(14,822)	152
Gross investment income	16,915	812	31,927
Investment expenses	562	668	433
Net investment income	$16,353	$144	$31,494

The decrease in interest income in 2010 compared to 2009 is primarily due to lower yields and from the duration and risk profile of the portfolio having been reduced during the year. Also contributing to the reduction in interest income is a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and other corporate initiatives. The decrease in investment income in 2009 compared to 2008 is primarily due to lower short term yields and a reduction in the size of the portfolio.

The reduction in dividend income in 2010 compared to 2009 is primarily a result of the decision by the Company to divest of all of the common equities in the securities portfolio. The dividend income in 2009 represents the dividend income earned on the common equity portfolio prior to the divestitures described above, as well as dividend income earned on one remaining preferred stock investment.

Other investment income in 2010 includes a net gain of approximately $2.2 million, as compared to a net foreign exchange loss of $12.9 million in 2009, due to the impact of the strengthening of the Canadian dollar on Canadian dollar assets in the Canadian head office and net Canadian dollar liabilities in the U.S. operations.

The reduction in investment expenses is primarily due to lower investment management fees paid as a result of a smaller, exclusively fixed income securities portfolio.

Net realized investment gains (losses) for the years ended December 31 are comprised as follows:

	2010	2009	2008
Fixed income	$9,243	$12,208	$1,101
Equities	-	(563)	364
Other than temporary impairment	-	(689)	(8,707)
Net realized gains (losses)	$9,243	$10,956	$(7,242)

The Company incurred net realized gains in 2010 of $9.2 million compared to $11.0 million in 2009. The net gain in 2010 is primarily due to gains realized from the liquidation of fixed income securities in the Company’s insurance subsidiaries in the third and fourth quarter. There were no impairments recorded during 2010 for other than temporarily impaired securities.  The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities.

Kingsway Financial Services Inc. 2010 Annual Report

NOTE 6	INVESTMENT IN INVESTEE:

The Company’s investment in the preferred and common stock of Atlas is accounted for under the equity method of accounting and reported as Investment in Investee in the Company’s Consolidated Balance Sheets. The fair value and approximate voting and equity percentages, based on the most recent publicly available data, for the Company’s Investment in Investee at December 2010 was:

2010
Carrying value	$49,079
Fair value	49,079
Approximate voting percentage	30%
Approximate equity percentage	75%

The carrying value of the Company’s investment in investee approximates fair value due to the investee not being actively traded at December 31, 2010. Equity in Net Income (Loss) of Investee was nil for the year ended 2010.

NOTE 7	FINANCIAL INSTRUMENTS:

(a)          Financial risk management objectives and policies:

By virtue of the nature of the Company’s business activities, financial instruments make up the majority of the consolidated balance sheet. The risks which arise from transacting financial instruments include credit risk, market risk, liquidity risk and cash flow risk. These risks may be caused by factors specific to an individual instrument or factors affecting all instruments traded in the market. The Company has a risk management framework in place to monitor, evaluate and manage the risks assumed in conducting its business. The Company manages these risks using risk management policies and practices.

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

The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by Standard & Poor’s (“S&P”) or Moody’s Investor Services, using the higher of these ratings for any security where there is a split rating:

	2010		2009
AAA/Aaa	$103,675	70.7%	$169,689	62.3%
AA/Aa	27,401	18.7	38,292	14.0
A/A	13,145	9.0	58,311	21.4
BBB/Baa	641	0.4	5,137	1.9
BB/Ba	-	-	-	-
B/B	-	-	-	-
CCC/Caa or lower, or not rated	1,740	1.2	1,059	0.4
Total	$146,602	100.0%	$272,488	100.0%

Kingsway Financial Services Inc. 2010 Annual Report

Market risk:

The market risk exposure of the Company consists mainly of changes in interest rates and to a smaller extent, to foreign currency exchange rates. Market risk is subject to risk management. The Investment Committee of the Board and senior management of the Company monitor the Company’s market risk exposures and activities that give rise to these exposures.

Interest rate risk:

The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and Board approved investment policies. Except one preferred stock investment, the securities portfolio is comprised of only fixed income securities that are usually held to maturity, due to which periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

It is estimated that an immediate hypothetical 100 basis point increase in interest rates would decrease the market value of the fixed income securities by $3.5 million, representing 2.4% of the $146.7 million fair value fixed income securities portfolio. Since the continuing operations securities portfolio is classified as available-for-sale, the impact of this hypothetical increase in interest rates would affect other comprehensive income and have no affect on net income until the security is sold or written down as a result of other than temporary impairment.

Computation of the prospective effect of hypothetical interest rate changes are based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date and should not be relied on as indicative of future results. The analysis is done on the following assumptions:

a)           the securities in the Company’s portfolio are not impaired;
b)           credit and liquidity risks have not been considered;
c)           interest rates and equity prices move independently; and
d)           shifts in the yield curve are parallel.

Available-for-sale securities in an unrealized loss position as reflected in Accumulated Other Comprehensive Income may at some point in the future be realized through a sale or impairment.

Equity price risk:

In early 2009, the Company elected to significantly reduce this equity risk by liquidating virtually all of the common equity portfolio. As a result, the Company’s exposure to equity price risk is considered to be low.

Foreign currency risk:

The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness. It does not hedge any of this foreign currency exposure. Its U.S. operations generally hold their investments in U.S. dollar denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases net income before income taxes by approximately $0.2 million.

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

Kingsway Financial Services Inc. 2010 Annual Report

The Company holds $158.6 million in cash and high grade short-term assets, representing approximately 55% of invested assets. The majority of the other fixed income securities are also liquid.

The following table summarizes carrying amounts of financial instruments from continuing operations by contractual maturity or expected cash flow dates. The Company may seek to repurchase additional indebtedness in the future, depending upon market conditions and capital requirements within the group. For this reason, as well as the fact that certain securities and debentures have the right to call or prepay obligations, the actual settlement dates may differ from contractual maturity. The table below excludes operating leases (refer to Note 20 (g)).

As at December 31, 2010	One year or less	One to five years	Five to ten years years	More than ten years	No Specific date	Total
Assets:
Cash and cash equivalents	$140,567	$-	$-	$-	$-	$140,567
Securities	39,752	72,694	29,101	5,055	82	146,684
Investment in investee	-	-	-	-	49,079	49,079
Accrued investment income	1,957	-	-	-	-	1,957
Finance premiums	13,572	-	-	-	-	13,572
Accounts receivable and other assets	48,938	-	-	-	-	48,938
Cash held in escrow	2,150	20,109	-	-	-	22,259
Due from reinsurers and other insurers	4,809	2,638	198	6	-	7,651
Total:	251,745	95,440	29,298	5,061	49,161	430,707

Liabilities:
Accounts payable and accrued liabilities	42,385	-	-	-	-	42,385
Unpaid claims	109,816	60,241	4,495	156	-	174,708
Senior unsecured debentures	-	37,469	-	-	-	37,469
LROC preferred units	-	15,884	-	-		15,884
Subordinated indebtedness	-	-	-	87,450	-	87,450
Total:	152,201	113,594	4,495	87,606	-	357,896

The coupon rates for the fixed term securities range from 0.8% to 9.5% at December 31, 2010. The average effective yield (using amortized cost and the contractual interest rates, adjusted for any amortization of premiums and discounts) is 2.0%.

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

Kingsway Financial Services Inc. 2010 Annual Report

Refer to Note 5 with respect to fair value disclosure on securities.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The extent of use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at December 31, 2010 and 2009 was as follows:

As at December 31, 2010

Description	Available for sale securities
	Equity	Fixed income
Fair value	$82	$146,602
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable Inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

As at December 31, 2009

Description	Available for sale securities
	Equity	Fixed income
Fair value	$8,198	$272,488
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable Inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

The carrying value of the Company’s investment in investee approximates fair value due to the investee not being actively traded at December 31, 2010.

The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheets:

As at December 31, 2010	Total Fair Value	Total Carrying Value	Favourable/ (Unfavourable)
Senior unsecured debentures	$37,177	$37,469	$292
LROC preferred units	13,076	15,884	2,808
Subordinated indebtedness	$40,480	$87,450	$46,970

As at December 31, 2009	Total Fair Value	Total Carrying Value	Favourable/ (Unfavourable)
Loans payable	$24,187	$66,222	$42,035
Senior unsecured debentures	103,512	176,764	73,252
Subordinated indebtedness	$22,788	$87,415	$64,627

The fair value of debt is currently considerably below the carrying value reflecting the credit risk to holders of the Company’s securities.

The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at December 31, 2010, the estimated fair value of unpaid claims was $180.5 million ($172.6 million net of reinsurers’ share of unpaid claims). The estimated fair value is approximately $5.8 million above the undiscounted carrying value as a result of the inclusion of a risk margin provision totaling $9.9 million in addition to the present value of unpaid claims. There is no active market for policy liabilities; hence market value is not determinable.

Kingsway Financial Services Inc. 2010 Annual Report

The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

NOTE 8	CAPITAL MANAGEMENT:

Objectives, policies and procedures:

The Company has three capital management objectives: to meet regulatory requirements, to develop strong financial strength ratings and to maximize returns to shareholders. It manages capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of all regulated entities. The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy on a continuous basis. Senior executive management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.  The Company’s capital is primarily derived from common shareholders’ equity, retained earnings (deficit) and accumulated other comprehensive income.

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

The Company’s dividend was suspended in the second quarter of 2009 with no dividend payments made since that date.

Throughout 2010, the Company has continued to experience net losses. The reduction in shareholders’ equity as a result of these ongoing losses greatly reduced the Company’s capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries. A description of the negative covenants is disclosed below. For further details on the capital adequacy of the operating subsidiaries, see the ‘Regulatory capital requirements and ratios’ section of this note to the financial statements.

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

Based on the December 31, 2010 financial statements the Company’s total debt to capital and senior debt to capital ratios were 60.2% and 23.2% respectively. As a result, the limitations and restrictions described above are applicable at that date. When reviewing applicable activities, compliance is based on a calculation of the last reported equity balance and the debt level at the point of time of the transaction.

Early in 2010, the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010, the sale of Jevco was completed. Although Jevco is a restricted subsidiary, prohibiting the sale of its voting stock under the terms of the restrictive covenants described above, a portion of the proceeds from this transaction was used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions did not apply following the application of the proceeds in this manner. This transaction improved the Company’s capital flexibility and reduced the debt service costs going forward.

On December 31, 2010, the previously announced going-public transaction involving the Company’s subsidiaries American Country and American Service by way of a reverse takeover of J6 was completed. As a result of significant debt buybacks in the first three quarters of 2010, the Company reduced its debt ratios sufficiently to allow the Company to complete this transaction under the restrictive covenants of its senior debt.

Kingsway Financial Services Inc. 2010 Annual Report

Debt and Equity Buyback Initiative:

In May 2009, the Board of Directors delegated to the Capital Committee of the Board of Directors the authority to repurchase debt of the Company.

On June 26, 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company acquired ownership of 121,000 units of the KLROC outside of the tender offer at an average price of C$10.45 per unit through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to Note 19). As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital during 2010.

Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of Kingsway announced on July 14 2009,  the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

In November 2009, the Company repaid in full a $6.9 million mortgage on a property.

On March 29, 2010 , as part of the closing of the Jevco sale transaction the Company repurchased $36.9 million (C$37.5 million) of par value of the 2012 Debentures realizing a gain of $5.9 million and $47.9 million of par value of the 7.5% senior notes due 2014 “2014 Debentures” realizing a gain of $9.2 million. In addition to debt buybacks on Jevco sale transaction the Company during 2010 also repurchased an aggregate principle amount of $32.9 million (C$33.9 million) of 2012 Debentures and an aggregate principle of $25.6 million of 2014 for a total purchase price of approximately $31.1 million (C$32.0 million) and $23.4 million, respectively. The repurchases resulted in a gain of $1.8 million on the unsecured 6% debentures due 2012 and $2.1 million on the 7.5% senior notes due 2014.

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

As at December 31, 2010, the Company had 52,095,828 common shares outstanding compared with 51,595,828 common shares outstanding at December 31, 2009.

Regulatory capital requirements and ratios:

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2010, all U.S. subsidiaries are above the required RBC levels, with the exception of Universal Casualty Company (“UCC”). The RBC ratios, excluding UCC, based on the subsidiary unaudited statutory financial statements range between 238% and 10,509%, and have estimated aggregate capital of approximately $38.8 million in excess of the 200% level.

As at December 31, 2010, UCC’s RBC was 160% which is at the company action level.  UCC has commenced preparation of a comprehensive plan which it intends to file with the Illinois Department of Insurance in April 2011. The comprehensive plan intends to outline UCC’s future plans, including the current and projected RBC level and is subject to approval by the Illinois Department of Insurance. Achievement of the comprehensive plan depends on the future events and circumstances, the outcome of which cannot be assured. Nevertheless, the Company expects that UCC will take all necessary steps to comply with the provisions of the plan.

Kingsway Financial Services Inc. 2010 Annual Report

In May 2009, the Company placed all of Lincoln General into voluntary run-off. After that date, Lincoln General continued to experience losses from unfavourable reserve development. The result of Lincoln General’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire was the sole shareholder of Lincoln General. All of the stock of Walshire was donated to charities, and with this disposition Lincoln General ceased being a member of the Kingsway group of companies. The method of disposal of Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny; and has the potential to adversely affect the reputation of the Company.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln General. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to the Pennsylvania Supreme Court. The Company is opposing this appeal.

On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln General may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln General was met in 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln General which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln General.

As part of the ongoing transformation program, during the second quarter of 2009 the Company began terminating all related party reinsurance treaties. As at September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies were commuted. The treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda) Limited were commuted effective October 1, 2009. These initiatives have resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

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

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulators in the jurisdictions in which they operate to maintain minimum capital levels. As at December 31, 2010, the capital maintained by Kingsway Reinsurance Corporation was approximately $11.3 million in excess of the regulatory capital requirements in Barbados. As at December 31, 2010, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $1.6 million in excess of the regulatory capital requirements in Bermuda.

NOTE 9	HEDGES:

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

Kingsway Financial Services Inc. 2010 Annual Report

On June 2, 2009, the company discontinued the swap transaction which was designated as a cash flow hedge. Any changes in the fair value of this hedging instrument had been recorded in other comprehensive income. When a cash flow hedge is discontinued, any cumulative adjustment to the hedging instrument that had been recorded through other comprehensive income is recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income at the time of the discontinuance of the cash flow hedge was $6.2 million before tax of which $2.1 million has been reclassified to net income for the year ended December 31, 2009 and $3.6 million has been reclassified to net income for the year ended December 31, 2010.

NOTE 10	CAPITAL ASSETS:

2010
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$1,984	$-	$1,984
Buildings	1,904	289	1,615
Leasehold improvements	9,439	2,921	6,518
Furniture and equipment	8,022	6,483	1,539
Computer hardware	10,160	9,362	798
Automobiles	66	51	15
Total	$31,575	$19,106	$12,469

2009
		Accumulated	Carrying
	Cost	Amortization	Value
Land	$3,734	$-	$3,734
Buildings	15,804	3,116	12,688
Leasehold improvements	8,899	2,244	6,655
Furniture and equipment	6,727	4,268	2,459
Computer hardware	6,355	6,047	308
Automobiles	321	240	81
Total	$41,840	$15,915	$25,925

During 2010 KAI contributed its building to American Service which was disposed of as part of the Atlas transaction.

Kingsway Financial Services Inc. 2010 Annual Report

NOTE 11	SHARE CAPITAL:

Authorized:
Unlimited number of common shares
Share transactions consist of the following:
	Shares Issued	Stock Options	Weighted-Average Exercise Price	Amount
Balance as at December 31, 2007	55,515,728	2,772,823	$19.03	$326,151
Stock options:
Granted in year		652,350	13.47
Granted in year		12,000	9.84
Granted in year		3,000	9.60
Exercised in year	21,000	(21,000)	4.30	89
Forfeited in year		(92,334)	19.74
Normal course issuer bid Note 11 (e)	(468,200)			(3,896)
Balance as at December 31, 2008	55,068,528	3,326,839	$17.97	$322,344
Stock options:
Granted in year		65,000	1.90
Granted in year		376,500	10.03
Expired in year		(333,735)	15.19
Forfeited in year		(1,410,520)	17.50
Normal course issuer bid Note 11 (f)	(3,472,700)			(27,053)
Balance as at December 31, 2009	51,595,828	2,024,084	16.77	295,291
Issued January 4, 2010	500,000			848
Stock options:
Granted in year		1,400,000	4.50
Expired in year		(271,034)	3.86
Forfeited in year		(1,385,050)	16.99
Balance as at December 31, 2010	52,095,828	1,768,000	6.43	296,139

(a)
During the year ended December 31, 2010, options to acquire nil shares (2009 - nil shares; 2008 - 21,000 shares) were exercised at nil per share (2009 - nil shares; 2008 - C$4.30 to C$19.70 per share).

(b)
The weighted average number of shares outstanding for the years ended December 31, 2010, 2009 and 2008 were 52,094,439, 53,901,615 and 55,196,596, respectively. On a diluted basis, the weighted average number of shares outstanding for the years ended December 31, 2010, 2009 and 2008 were 52,094,439, 53,936,748 and 55,250,693, respectively.

(c)	There were no dividends declared for the 2010 year. Dividends paid to common shareholders during 2009 were C$2,202,741 and C$16,548,983 in 2008.

(d)	Options exercised during the year resulted in an increase in share capital from contributed surplus of nil for the years ended December 31, 2010 and December 31, 2009.

(e)
On November 9, 2007, the Company obtained approval from the TSX to make a normal course issuer bid for its common shares. For the twelve month period commencing November 13, 2007 and ending November 12, 2008, the Company could repurchase up to 2,780,000 of its common shares representing less than 5% of the then outstanding common shares. For the year ended December 31, 2008, the Company had repurchased total 468,200 of its common shares at an average price of C$11.02. All of the repurchased common shares were cancelled.

Kingsway Financial Services Inc. 2010 Annual Report

(f)
On November 28, 2008 and amended on July 29, 2009 , a normal course issuer bid was approved by the TSX, effective for the twelve month period commencing December 2, 2008 and ending December 1, 2009, whereby the Company could repurchase up to 5,386,545 common shares or approximately 10% of the public float.  For the period of December 2, 2008 to December 31, 2008, the Company did not repurchase any common shares. For the year ended, December 31, 2009 the Company had repurchased a total of 3,472,700 of its common shares at an average price of C$3.77.  All of the repurchased common shares were cancelled.

NOTE 12	STOCK-BASED COMPENSATION:

(a)
The Company has established a stock option incentive plan for key officers of the Company and its subsidiaries. Historically a stock option incentive plan was also available for directors. The director’s plan was cancelled during 2010. At December 31, 2010, the maximum number of common shares that may be issued under the plan is 4,800,000 (2009 - 4,800,000) common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant.

The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three or four year period and are exercisable for periods not exceeding 10 years.

The intrinsic value of a stock option grant is the difference between the current market price for the Company’s common shares and the exercise price of the option. The aggregate intrinsic values for the stock options outstanding at December 31, 2010, 2009 and 2008 were nil for each year. The aggregate intrinsic values for stock options exercisable at December 31, 2010, 2009 and 2008 were nil for each year.

The following tables summarize information about stock options outstanding as at December 31, 2010, December 31, 2009 and December 31, 2008:

Exercise prices are stated as per the terms of the option.

December 31, 2010
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
	$4.50	29-Sep-10	29-Sep-15	4.8	400,000	-
	$4.50	06-Jan-10	06-Jan-15	4.0	1,000,000	-
C$	1.90	05-Mar-09	05-Mar-14	3.2	65,000	21,667
C$	10.03	05-Mar-09	05-Mar-14	3.2	82,000	27,333
C$	13.47	20-Feb-08	20-Feb-13	2.1	100,750	67,167
C$	23.00	12-Feb-07	12-Feb-12	1.1	47,500	47,500
C$	24.55	13-Feb-06	13-Feb-11	0.1	52,750	52,750
C$	13.53	10-Feb-03	10-Feb-13	2.1	2,500	2,500
C$	19.66	21-Feb-02	21-Feb-12	1.1	17,500	17,500
	Total			3.8	1,768,000	236,417

Kingsway Financial Services Inc. 2010 Annual Report

December 31, 2009
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	1.90	05-Mar-09	05-Mar-14	3.9	65,000	-
C$	10.03	05-Mar-09	05-Mar-14	3.9	257,000	-
C$	9.60	02-Sep-08	02-Sep-13	3.7	3,000	1,000
C$	9.84	12-May-08	12-May-13	3.4	12,000	4,000
C$	13.47	20-Feb-08	20-Feb-13	3.1	297,350	99,117
C$	12.08	31-Dec-07	31-Dec-10	1.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	2.1	288,500	225,667
C$	24.55	13-Feb-06	13-Feb-11	1.1	310,000	310,000
C$	19.70	14-Feb-05	14-Feb-10	0.1	271,034	271,034
C$	13.53	10-Feb-03	10-Feb-13	3.1	213,000	213,000
C$	19.66	21-Feb-02	21-Feb-12	2.1	184,500	184,500
C$	7.80	22-Feb-01	22-Feb-11	1.2	78,500	78,500
C$	4.30	24-Feb-00	14-Feb-10	0.2	19,200	19,200
	Total			2.2	2,024,084	1,431,018

December 31, 2008
Exercise Price		Date of Grant	Expiry Date	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
C$	9.60	02-Sep-08	02-Sep-13	4.7	3,000	-
C$	9.84	12-May-08	12-May-13	4.4	12,000	-
C$	13.47	20-Feb-08	20-Feb-13	4.1	639,850	-
C$	12.08	31-Dec-07	31-Dec-10	2.0	25,000	25,000
C$	23.00	12-Feb-07	12-Feb-12	3.1	535,250	245,083
C$	24.55	13-Feb-06	13-Feb-11	2.1	540,100	393,400
C$	19.70	14-Feb-05	14-Feb-10	1.1	455,867	455,867
C$	15.19	12-Feb-04	12-Feb-09	0.1	333,735	333,735
C$	13.53	10-Feb-03	10-Feb-13	4.1	315,334	315,334
C$	19.66	21-Feb-02	21-Feb-12	3.1	287,000	287,000
C$	7.80	22-Feb-01	22-Feb-11	2.2	122,002	122,002
C$	4.30	24-Feb-00	14-Feb-10	1.2	57,701	57,701
	Total			2.6	3,326,839	2,235,122

At December 31, 2010, 2009 and 2008 the number of options exercisable were 236,417, 1,431,018 and 2,235,122, respectively, with weighted average prices of C$16.86, C$18.89 and C$18.23, respectively.

The Company determines the fair values of options granted using the Black-Scholes option pricing model. Fair value of options granted in January 2010 was C$1.55 and September 2010 was C$1.57. During March 2009, the Company issued two option grants at varying exercise prices.  Per share fair value of these grants was C$0.97 and C$0.45. Fair value of options granted in February 2008 was C$2.88, May 2008 was C$2.43 and September 2008 was C$2.45.

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

Kingsway Financial Services Inc. 2010 Annual Report

	2010	2009	2008
Stock option adjustment included in
employee compensation adjustment	$(5,109)	$(4,186)	$2,172
Net loss, as reported	$(38,243)	$(290,287)	$(405,865)
Additional expense that would have been recorded if all outstanding stock options granted before January 1,2003 had been expensed	-	-	-
Pro forma net loss	$(38,243)	$(290,287)	$(405,865)
Basic loss per share
As reported	$(0.73)	$(5.38)	$(7.35)
Pro forma	(0.73)	(5.38)	(7.35)
Diluted loss per share
As reported	$(0.73)	$(5.38)	$(7.35)
Pro forma	(0.73)	(5.38)	(7.35)

Stock option expense above is charged to earnings and is included as a separate component of Shareholders’ Equity under the caption “Contributed Surplus”.

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Sep 2010	Jan 2010	Mar 2009	Sep 2008	May 2008	Feb 2008
Risk-free interest rate	3.72%	3.72%	1.78%	2.91%	3.03%	3.22%
Dividend yield	0.00%	0.00%	4.21%	3.10%	3.10%	2.20%
Volatility of the expected market price of the Company’s common shares	203.9%	193.8%	88.1%	37.6%	35.8%	27.8%
Expected option life (in years)	4.0	4.0	4.0	4.0	4.0	4.0

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

(b)
The Company had an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company’s common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company’s contribution was expensed as paid and for the years ended December 31, 2010, 2009 and 2008 totaled $63,000, $396,000 and $586,000, respectively. This program was cancelled effective June 30, 2010.

(c)
In May 2008, the Company implemented a deferred share unit (“DSU”) program.  The purpose of the DSU program was to promote a greater alignment of interests between members of the Board and the shareholders of the Company. As such, one-half of the annual retainer fee for serving as a member of the board was credited as DSU.  In addition, each director had the option to choose to receive all or a percentage of their remaining annual remuneration in DSUs.

DSUs were credited to an account maintained for each director by the Company. The number of DSUs to be credited was determined by dividing the amount of the director’s remuneration to be deferred into DSUs on that date by the closing TSX share price on that day.

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

The total number of DSUs held, for the years ended December 31, 2010, 2009, 2008 was nil, 87,450 and 32,327, respectively. The program was terminated effective January 1, 2010 and all outstanding DSUs held were redeemed effective August 26, 2010.

Kingsway Financial Services Inc. 2010 Annual Report

NOTE 13	PENSION BENEFITS:

The Company maintains separate defined contribution pension plans in Canada and in the U.S. for all of its qualified employees including the employees of all subsidiaries. In Canada, qualifying employees can choose each year to have up to 5% of their annual base earnings subject to the maximum Registered Retirement Savings Plan (”RRSP”) deduction limit, withheld to contribute to the applicable plan. The RRSP deduction limit is the lesser of 18% of earned income for the preceding year or C$22,000, C$21,000 and $20,000 for 2010, 2009 and 2008 respectively. The Company matches one half of the employee contribution amount, and its contributions vest immediately.

In the U.S., qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings subject to an overall limitation of $16,500 in 2010, $16,500 in 2009 and $15,500 in 2008. The Company matches 50% of the employee contribution amount each payroll period up to 5%.

The contributions for the plan vest based on years of service with 100% vesting after five years of service. The Company’s contribution is expensed as paid and for the years ended December 31, 2010, 2009 and 2008 totaled $637,000, $759,000, and $763,000, respectively. All Company obligations to the plans were fully funded as of December 31, 2010.

NOTE 14	UNDERWRITING POLICY AND REINSURANCE CEDED:

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

Kingsway Financial Services Inc. 2010 Annual Report

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the Company’s net exposure to the following maximum amounts:

Years ended December 31
	2010	2009	2008
Property claims	$500	$500	$500
Casualty claims	$500	$1,000	$1,000

In addition, the Company has obtained catastrophe reinsurance protection which provides coverage in the event of a series of events. This reinsurance limits its net retained exposure and provides coverage up to certain maximum per occurrence amounts in excess of the retained loss as follows:

Years ended December 31
	2010	2009	2008
Retained loss	$1,000	$2,000	$2,000
Maximum coverage	$5,000	$38,000	$38,000

The unearned premium balance is affected by the reinsurance ceded as a portion of the unearned premium will be owed to the reinsurer as the premiums are earned in the subsequent periods. The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Net premiums earned	$10,323	$10,084	$10,159
Claims incurred	8,821	(107)	377
Commissions and premium taxes	10,427	11,462	15,247

The amounts of assumed premiums written were $12,710,000, $13,042,000 and $21,457,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The amounts of assumed premiums earned were $14,869,000, $16,411,000, and $26,426,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 15	INCOME TAXES:

(a)            The Company’s provision for income taxes, compared to statutory rates is summarized as follows:

	2010	2009	2008
Provision for taxes at Canadian statutory marginal income tax rate	$(20,839)	$(33,015)	$(29,041)
Valuation allowance	32,531	14,261	43,777
Foreign operations subject to different tax rates	(2,941)	11,634	11,984
Change in tax rates and other	(14,869)	(23,290)	(14,558)
Provision for income taxes (recovery) for continuing operations	$(6,118)	$(30,410)	$12,162

Kingsway Financial Services Inc. 2010 Annual Report

(b)           The components of future income tax balances are as follows:

	2010	2009
Future income tax assets:
Losses carried forward	$240,165	$207,610
Unpaid claims and unearned premiums	8,093	18,191
Other	16,163	4,804
Valuation allowance	(251,412)	(212,302)
Future income tax assets	13,009	18,303

Deferred policy acquisition costs	(4,744)	(2,594)
Securities	(7,762)	(4,531)
Other	-	(2,299)
Future income tax liabilities	(12,506)	(9,424)
Net future income tax assets	$503	$8,879

(c)            Amounts and expiration dates of the operating loss carry forwards are as follows:

	Year of net	Expiration	Net operating
	operating loss	date	loss
U.S. operations:	1997	2012	183
	2000	2020	385
	2001	2021	147
	2006	2026	25,224
	2007	2027	58,575
	2008	2028	41,398
	2009	2029	493,782
	2010	2030	68,195

In addition, there are operating loss carry forwards relating to the operations in Barbados in the amount of $84,654,000.  All of these losses will expire by 2018.

(d)
The Company established valuation allowances of $251,412,000 (U.S. Operations - $248,337,000; Other - $3,075,000) and $212,302,000 (U.S. Operations - $209,130,000; Other - 3,172,000) for its gross future tax assets at December 31, 2010 and 2009, respectively. Based on the Company’s expectations of taxable income, its ability to change its investment strategy, as well as reversing gross future tax liabilities, management believes it is more likely than not that the Company will fully realize the net future tax assets (Canadian operations - $503,000 U.S. operations - nil), with the exception of the aforementioned valuation allowance. The Company has, therefore established the valuation allowance at December 31, 2010  mainly as a result of the potential inability to utilize its net operating losses in the U.S. that do not expire for up to 20 years. The uncertainty over the Company’s ability to utilize these losses over the short term has led to the Company recording valuation allowances.

NOTE 16	UNPAID CLAIMS:

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

Kingsway Financial Services Inc. 2010 Annual Report

Consequently, the process of establishing the estimated provision for unpaid claims is complex as it relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b)          Provision for unpaid claims:

The Company’s annual evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was previously established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Unpaid claims - beginning of year net	$186,685	$182,652	$197,623
Provision for claims occurring:
In the current year	200,279	234,174	233,791
In prior years	14,402	1,811	(7,447)
Claims paid during the year relating to:
The current year	122,956	124,813	132,700
The prior years	111,676	107,139	108,615
Unpaid claims - end of year net	166,734	186,685	182,652
Reinsurers’ and other insurers’ share of unpaid claims	7,974	-	499
Unpaid claims - end of year	$174,708	$186,685	$183,151

The results for the year ended December 31, 2010, were adversely affected by the evaluation of unpaid claims related to prior years.

The Company reported unfavourable reserve development of $14.4 million in 2010 compared to an unfavourable development of $1.8 million in 2009. Non Standard Auto business contributed $15.2 million of the prior years’ adverse development in 2010, compared to an unfavourable claims development of $3.8 million in 2009 and a favourable claims development of $6.2 million in 2008. Business other than Non Standard Auto favourably contributed $0.8 million of the prior years’ claims development in 2010, compared to a favourable contribution of $2.0 million in 2009 and a favourable contribution of $1.3 million in 2008.

 (c)          Ranges of unpaid claims:

In accordance with actuarial standards for 2010 and 2009, the Company’s internal actuaries develop a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent the actuary’s best estimate and will not necessarily be at the mid-point of the high and low estimates of the range. The range of reasonable reserve estimates reflects the uncertainties associated with analyzing the reserves, and includes estimates that could be produced by various reasonable assumptions regarding future developments.  This range does not reflect the range of all possible outcomes. Actual results outside of this range are possible.

Kingsway Financial Services Inc. 2010 Annual Report

The ranges of provision for gross unpaid claims for U.S. operations estimated by our actuaries and the actual carried provision for unpaid claims were as follows:

	Low	High	Actuarial Central Estimate	Carried

As at December 31, 2010	$162,985	$194,777	$178,883	$174,708

As at December 31, 2009	$166,130	$202,957	$186,863	$186,685

As part of the reserving process, the actuaries perform various quarterly reviews throughout the calendar year to assess whether the actual results of the operating insurance company are materially different than what was expected based on loss development factors previously established.

In the fourth quarter of 2010, each subsidiary recorded management’s estimate of unpaid claims, which, with the exception of UCC was not materially different from our actuary’s central estimate. Reserves for UCC at December 31, 2010 are carried at $4.3 million below our actuary’s central estimate as management’s estimate of unpaid claims was lower than that calculated by the actuary. The difference related primarily to the relevance of historical development patterns and management’s view of changes in development during UCC’s runoff phase.

Beginning in 2010, the Company has discontinued its prior policy whereby management’s estimate of reserves will be adjusted to reflect our actuary’s central estimate. Comparing management’s selected reserve estimate to the point estimate and range of reasonable reserves independently determined by the our actuary continues to be an important step in the reserving process, however, where differences exist and management believes their own reserve estimate to be more accurate, management’s estimate will not be changed. We believe this to be consistent with industry practice for companies with a robust reserving process in place.

As at December 31, 2009, the aggregate amount by which the appointed actuary’s central estimate exceeded management’s selected reserve estimate was $6.6 million. Because of the change in policy described above, the provision for unpaid claims was not increased or decreased in the financial statements of the subsidiaries where management’s reserve estimate is lower or higher than that of the actuarial central estimate. The Company elected to increase the consolidated reserves by $6.6 million to reflect the above difference on a consolidated basis in order to present the financial position of the consolidated Company on a consistent basis throughout the year.

NOTE 17	SEGMENTED INFORMATION:

The Company provides property and casualty insurance.  Previously, the Company managed these businesses in three reportable segments: Canada, the United States and Corporate.  As a result of implementing its corporate restructuring plans, exiting non-core businesses and the sale of its remaining Canadian operations and the Atlas transaction, the Company now manages its business in the following two segments: the United States and Corporate.  The United States segment consists of U.S. operations and includes transactions with one of the Company’s reinsurance subsidiaries. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

Kingsway Financial Services Inc. 2010 Annual Report

The segmented information for December 31, 2010 is summarized as follows:

	United States	Corporate	Total
Gross premiums written	$214,048	$-	$214,048
Net premiums earned	222,481	-	222,481
Investment income	14,991	1,362	16,353
Net realized gain	9,227	16	9,243
Interest expense	14,825	-	14,825
Amortization of capital assets	1,782	146	1,928
Amortization of intangible assets	6,621	-	6,621
Income tax recovery	(789)	(5,329)	(6,118)
Loss from continuing operations	(54,988)	(7,137)	(61,125)
Total assets	$461,411	$58,170	$519,581

The segmented information for December 31, 2009 is summarized as follows:

	United States	Corporate	Total
Gross premiums written	$261,947	$-	$261,947
Net premiums earned	298,211	-	298,211
Investment income (loss)	13,971	(13,827)	144
Net realized gain (loss)	10,959	(2)	10,956
Interest expense	23,912	-	23,912
Amortization of capital assets	2,262	502	2,763
Amortization of intangible assets	8,271	2,332	10,602
Income tax recovery	(15,022)	(15,388)	(30,410)
Loss from continuing operations	(29,118)	(40,518)	(69,636)
Total assets (excluding assets held for sale)*	$501,331	$21,564	$522,895
* Total assets were $1,957,355 and assets held for sale were $1,434,460

The segmented information for December 31, 2008 is summarized as follows:

	United States	Corporate	Total
Gross premiums written	$345,676	$-	$345,676
Net premiums earned	339,966	-	339,966
Investment income	31,009	485	31,494
Net realized loss	(7,242)	-	(7,242)
Interest expense	31,094	3,928	35,022
Amortization of capital assets	2,315	1,529	3,844
Amortization of intangible assets and goodwill impairment	56,237	3,455	59,692
Income tax expense (recovery)	26,950	(14,788)	12,162
Loss from continuing operations	(93,022)	(5,832)	(98,854)
Total assets (excluding assets held for sale)*	$665,604	$44,576	$710,180
* Total assets were $3,343,441 and assets held for sale were $2,633,261

Kingsway Financial Services Inc. 2010 Annual Report

The Company’s gross premiums written are derived from the following business lines and geographical areas:

	2010	2009	2008
Business Line
Personal Lines:
Non-standard Auto	91.6%	91.0%	83.9%
Property (including Liability)	3.8%	3.3%	2.5%
Total Personal Lines	95.4%	94.3%	86.4%
Commercial Lines:
Commercial Auto	4.6%	5.7%	13.6%
Total Commercial Lines	4.6%	5.7%	13.6%
Total Gross Premiums Written	100%	100%	100%

	2010	2009	2008
Geographical Area
United States:
Florida	44.4%	36.5%	31.6%
Illinois	8.6%	12.6%	14.8%
California	11.8%	14.0%	14.5%
Texas	6.1%	5.2%	4.4%
Colorado	6.2%	5.8%	3.8%
Other	22.9%	25.9%	30.9%
Total Gross Premiums Written	100%	100%	100%

NOTE 18	INDEBTEDNESS:

(a)          Senior unsecured debentures:

On January 29, 2004, a subsidiary of the Company, KAI, completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at KAI’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest paid during the year was $6,092,000 for 2010, $9,193,000 for 2009, and $9,375,000 for 2008 with an effective interest rate of 8.3%.

During 2010 and 2009 the Company repurchased $73.5 million and $7.0 million of par value, respectively, of this offering. The Company realized a gain on the repurchases of $11.4 million in 2010 and $3.5 million in 2009. As at December 31, 2010 $27.0 million of par value of this issue remains outstanding, as compared to $100.5 million par value outstanding at December 31, 2009.

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

Both of these senior unsecured debentures contain negative covenants in their trust indentures placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. For additional details of these covenants and the Company’s non-compliance with the debt to capital thresholds see Note 8.

Kingsway Financial Services Inc. 2010 Annual Report

During 2010 and 2009, the Company repurchased $69.8 million (C$71.4 million) and $14.6 million (C$16.1 million) of par value, respectively, of this offering and realized a gain of $7.8 million in 2010 and $6.0 million in 2009. As at December 31, 2010 C$12.5 million par value of this issue remains outstanding as compared to C$83.9 million par value outstanding at December 31, 2009.

(b)          Subordinated indebtedness:

Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by KAI to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $4,126,000 for 2010, 5,047,000 for 2009, and $7,126,000 for 2008. Subsequent to year end, the Company has given notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters (see Note 27).

(c)          Linked Return of Capital (“LROC”) preferred units:

On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“Units”) due June 30, 2015 of which the Company was a promoter. In order to achieve its investment objectives, KLROC used the net proceed of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL Limited Partnership (“KL LP”). In turn, KL LP used these proceeds for the payment of its payment of its purchase obligations under Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust. The KN Trust lent funds to Kingsway ROC GP (“ROC GP”) and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in Kingsway ROC LLC (“ROC LLC”) totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principle amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

Beginning in 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, began purchasing KLROC units. On June 26, 2009, KFS Capital, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company also acquired ownership of 139,700 units of the KLROC outside of the tender offer through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash.

As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million during 2010 related to the KLROC Units held by KFS Capital. The gain arose as a result of the effective settlement of the debt within the consolidated group and is equal to the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

(d)         Loan payable:

As at December 31, 2009, KAI had a promissory note payable balance of approximately $66.2 million with ROC LLC.  The note was issued on July 15, 2005 and bears interest at 7.37% annually.  The note principal is payable on June 30, 2015.  As further described above, as at December 31, 2010, the financial statements of ROC LLC are consolidated with the financial statements of the Company, and therefore, the note payable balance is no longer considered to be an obligation of the consolidated entity.

 (e)         Financing facility:

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sat on the board of AP Assurance in 2009 making it a related party. The facility was at fair market terms and conditions. As at September 30, 2009, the facility was undrawn, expired and was terminated. In the fourth quarter of 2009, a new facility was obtained from the same related party. This new facility was at fair market terms and conditions. No funds were ever drawn on this facility and it was withdrawn on February 25, 2010.

Kingsway Financial Services Inc. 2010 Annual Report

(f)         Contractual obligations:

The table below provides a breakdown of contractual obligations as described above in items (a) - (d):

	2010	2009
Senior unsecured debentures	$37,469	$176,764
LROC preferred units	15,884	-
Subordinated indebtedness	87,450	87,415
Loan payable	-	66,222
Total	$140,803	$330,401

Refer to Note 7 for a maturity schedule of these contractual obligations.

NOTE 19	Acquisitions:

(a)         Itasca Financial, LLC:

On January 4, 2010, the Company’s subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and current Chief Executive Officer and President of the Company (refer to Note 23). The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments. Goodwill of $2.5 million was recognized related to the purchase.

(b)       Assigned Risk Solutions Ltd. (formerly JBA Associates, Inc.):

Effective June 30, 2010, the Company made an investment in JBA Associates, Inc. (“JBA”) for approximately $16.3 million, following which the Company has a 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Goodwill of $0.8 million was recognized related to the purchase. An intangible asset was recognized related to the purchase of JBA of $11.7 million related to retention of buyout customers and contract renewals. Subsequent to the acquisition, JBA was renamed Assigned Risk Solutions, Ltd. See Note 21 for further disclosure on intangible assets related to this acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of JBA.

June 30, 2010
Cash	$4,998
Accounts receivable	3,852
Other tangible assets	458
Other assets
Intangible assets	11,712
Goodwill	773
Total Assets	21,793

Deferred service fee revenue	5,015
Accounts payable and accrued liabilities	528
Total Liabilities	5,543

Purchase Price	$16,250

(c)       KLROC Trust:

KLROC Trust is an investment trust established under the laws of the Province of Ontario and is governed by a Declaration of Trust dated May 12, 2005, amended July 14, 2005. KLROC was created to provide holders with exposure to a promissory note issued by KAI, an affiliate of Kingsway.

Kingsway Financial Services Inc. 2010 Annual Report

KLROC Trust commenced operations on July 14, 2005 and raised C$78,000,000 through the issuance of 3,120,000 preferred units (“KLROC Units”) at C$25 per KLROC preferred unit. In order to achieve its investment objectives, KLROC used the net proceeds of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL LP. In turn, KL LP used these proceeds for the payment of its purchase obligations under a Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust.

The KN Trust lent funds to ROC GP and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in ROC LLC totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principal amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

Beginning in 2009, KFS Capital began purchasing KLROC Units. The investments at that time were accounted as available for sale securities as they were purchased primarily as an investment. As at December 31, 2009, the Company held 830,515 KLROC Units representing 26.6% of the issued and outstanding KLROC units, therefore the Company was not obligated to consolidate the KLROC Trust. In 2010, the Company purchased an additional 1,503,200 KLROC Units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC Units.  The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million in 2010 related to the KLROC Units held by KFS Capital. The gain arose from the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

NOTE 20	COMMITMENTS AND CONTINGENT LIABILITIES:

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

In addition to the potential exposures outlined above, the Company is engaged in the following legal disputes:

(i)
The DOI has challenged the disposition of Walshire and Lincoln General. On November 20, 2009, DOI filed a complaint in the Commonwealth Court against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011

On November 19, 2009 the day before the day the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which DOI principally release did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln General may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

(ii)	The Company is the defendant in two separate breach of contract suits filed by two former employees.

 (b)          Letters of credit:

The Company had a syndicate letter of credit facility which was used to collateralize reinsurance balances. The letter of credit facility was terminated in 2010. At December 31, 2009 the letter of credit facility utilization was $1.8 million.

Kingsway Financial Services Inc. 2010 Annual Report

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

(d)         Guarantees:

The Company provided a letter of guarantee to a third party for Customs bonds reinsured by Lincoln General.  This guarantee may require the Company to compensate the third party if Lincoln General is unable to fulfill its obligations relating to the Customs bonds.  The Company’s expense under this contingency is not determinable and no liability is reflected in the financial statements at December 31, 2010.

(e)         Collateral pledged:

As at December 31, 2010, bonds and term deposits with an estimated fair value of $28.8 million (2009 - $24.6 million) were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At December 31, 2010, the amount of such pledged securities was $16.1 million (2009 - nil). Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls.

(f)         Collateral held:

In the normal course of business, the Company receives collateral on certain business transactions to reduce its exposure to credit risk. As at
December 31, 2010, the amount of such pledged securities was $0.9 million (2009 - $1.0 million). The Company is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard collateral holding and are subject to the Company’s standard risk management controls.

(g)          Future minimum lease payments:

Future minimum annual lease payments under operating leases for premises/equipment for the next five years and thereafter are:

2011	$4,098
2012	3,896
2013	3,434
2014	3,095
2015	2,086
Thereafter	2,307

NOTE 21	GOODWILL AND INTANGIBLE ASSETS:

 (a)         Goodwill:

Goodwill was $3,273,000 at December 31, 2010 (2009 - nil). Goodwill is assessed for impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount.

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

Kingsway Financial Services Inc. 2010 Annual Report

(b)         Intangible assets:

The intangible assets with indefinite useful lives for 2010 were $7,803,000 (2009 - $7,803,000).  These intangible assets relate to insurance licenses and are not amortized.

The intangible assets with definite useful lives are comprised of agent relationships, technology-based asset, renewal rights, and computer software, which are amortized over their estimated useful lives, and net of accumulated amortization for 2010 were $32,883,000 (2009 - $28,740,000). The agent relationships intangible asset is being amortized over a five year term based on the pattern in which the economic benefits of the intangible asset are expected to be consumed. The technology based intangible and renewal rights intangible assets are amortized on a straight-line basis over 41 months and 10 to 15 years respectively, while computer software is amortized over 18 months to 5 years.  Amortization of intangible assets for 2010 was $6,621,000 (2009 - $10,602,000 and 2008 - $9,618,000).

As described in Note 4, in 2009, as a result of the sale of specific assets of Avalon, the Company wrote off the associated remaining intangible assets of $1,590,000.  There was no write-down of intangible assets due to impairment during 2008.

NOTE 22	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below.

The following table reconciles the consolidated net loss and other comprehensive loss as reported under Canadian GAAP with net loss and other comprehensive loss in accordance with U.S. GAAP:

2010		2009	2008
Net loss based on Canadian GAAP	$(38,243)	$(290,287)	$(405,865)
Impact on net income of U.S. GAAP adjustments, net of tax:	-	-	-
Net loss based on U.S. GAAP*	$(38,243)	$(290,287)	$(405,865)

	2010	2009	2008
Comprehensive loss based on Canadian GAAP	$(70,272)	$(266,089)	$(468,858)
Change in unrealized gain on securities classified as available-for-sale	-	-	-
Less: related future income taxes	-	-	-
Other comprehensive income adjustments	-	-	-
Total comprehensive loss based on U.S. GAAP	$(70,272)	$(266,089)	$(468,858)

*Basic earnings (loss) per share based on U.S. GAAP net income	$(0.73)	$(5.38)	$(7.35)
*Diluted earnings (loss) per share based on U.S. GAAP net income	$(0.73)	$(5.38)	$(7.35)

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2010	2009
Shareholders’ equity based on Canadian GAAP	$94,806	$169,339
Other comprehensive income	-	-
Cumulative net income impact:
Other	-	-
Shareholders’ equity based on U.S. GAAP	$94,806	$169,339

Kingsway Financial Services Inc. 2010 Annual Report

The consolidated statements are prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (“SEC”), material differences between Canadian and U.S. GAAP are quantified and described below. Effective January 1, 2007, Canadian GAAP has conformed to U.S. GAAP relating to disclosures of other comprehensive income in the financial statements and accumulated balances of other comprehensive income or loss in the equity section of the Company’s consolidated balance sheet. As a result, in the current year there are no reconciling items between Canadian and U.S. GAAP as reported by the Company for 2010. Total cumulative other comprehensive income amounted to $15,042,000 and $ 47,071,000 as at December 31, 2010 and 2009, respectively.

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

The adoption of FIN 48, had no impact on the opening retained earnings under U.S. GAAP.  As of December 31, 2010, the Company had no unrecognized tax benefits.  The Company analyzed its tax positions in accordance with the provisions of FIN 48 and has determined that there are no uncertain tax positions.  It is difficult to project how unrecognized tax benefits will change over the next 12 months.  The Company operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

On January 21, 2010, the FASB issued FASB Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements.  The standard amends ASC Topic 820, Fair Value Measurements and Disclosures to require additional disclosures related to transfers between levels in the hierarchy of fair value measurements.  The standard is effective for interim and annual reporting periods beginning after December 15, 2009.  The standard does not change how fair values are measured.  Accordingly, the standard did not have an impact on the Company.

In October 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The standard is effective for the interim and annual reporting periods beginning after December 15, 2011, with earlier adoption permitted. The provisions of the new standard can be applied either prospectively or retrospectively. The standard amends ASC Topic 944, Financial Services-Insurance, and modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new renewal contracts. The Company has not yet determined the impact of the new standard on the Company or the method or date of adoption.

Kingsway Financial Services Inc. 2010 Annual Report

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

NOTE 23	RELATED PARTY TRANSACTIONS:

Related party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value. Except where disclosed elsewhere in these consolidated financial statements, the following is a summary of related party transactions.

On January 4, 2010, the Company and its subsidiary, KAI, acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and the current Chief Executive Officer and President of the Company. As at the date of the transaction, Mr. Swets was not a director and did not hold any position within the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company as described in the Note 19 to the financial statements.

In 2009, the Company engaged the services of Itasca Financial, LLC and paid $1.0 million during 2009.

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors sat on the board of AP Assurance in 2009 making it a related party. As at September 30, 2009, the facility was undrawn, expired and has been terminated. In the fourth quarter of 2009, a new facility has been obtained from the same related party. No funds were ever drawn on this facility and it was withdrawn on February 25, 2010.

In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the Company, commencing April 1, 2010.  The agreement is at fair market terms and conditions.

Approximately 45% of the KLROC Units acquired through the 2009 KLROC Offer were from a related party.  See Note 8 for details on the KLROC Offering. The Company paid $3.5 million for these tendered KLROC units.  The 2009 KLROC Offer was a public offering. The terms and conditions for the transaction were identical for all unitholders.

In 2009, in addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, in 2009, the Company has paid $0.2 million and C$0.1 million during the year.  In 2010, the Company paid the remaining $0.2 million owed.

In 2009 and 2010, in addition to a previously agreed annual retainer of $0.2 million, the Board of Directors decided to pay an additional retainer of $0.2 million to the Chairman of the Board.  The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

NOTE 24	RESTRUCTURING CHARGES:

In February, 2009 the Company announced a corporate restructuring plan to concentrate on its core lines of business and to improve the Company’s financial stability. The Company has consolidated operations in the U.S. and Canada, simplified the management structure, reduced costs through synergies and operational efficiencies. As the Company exited businesses and streamlined operations, a significant number of employees have been removed from the total workforce. Restructuring costs were expected to be approximately $20.0 million, to be incurred over fiscal 2009 and 2010. This targeted amount included costs related to discontinued operations. In 2010 and 2009, the Company expensed $4.8 million and $14.8 million, respectively, of restructuring costs.  Due to the disposition of Walshire and the sale of Jevco, as described in Note 4, some of the planned restructuring costs were incurred in discontinued operations and therefore are not included in the $14.8 million expense.  The expected costs associated with the corporate restructuring plan for continuing operations has been revised to $17.5 million. The restructuring plan concluded in 2010.

Kingsway Financial Services Inc. 2010 Annual Report

In 2010, restructuring charges for continuing operations were as follows:

		Restructuring charges
	Severance and benefits	Consulting expense	Total
Provision balance at January 1, 2010	$1,891	$-	$1,891
Restructuring expense	4,777	26	4,803
Payments	6,552	26	6,578
Provision balance at December 31, 2010	$116	$-	$116

In 2009, restructuring charges for continuing operations were as follows:

		Restructuring charges
	Severance and benefits	Consulting expense	Total
Provision balance at January 1, 2009	$-	$-	$-
Restructuring expense	9,957	4,826	14,783
Payments	8,066	4,826	12,892
Provision balance at December 31, 2009	$1,891	$-	$1,891

The following table summarizes the total restructuring charges incurred by segment during 2010 for continuing operations:

	U.S.	Corporate	Total
Total continuing restructuring costs	$1,876	$2,927	$4,803

The following table summarizes the total restructuring charges incurred by segment during 2009 for continuing operations:

	U.S.	Corporate	Total
Total continuing restructuring costs	$2,635	$12,148	$14,783

The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the span of the restructuring plan:

	U.S.	Corporate	Total
Total expected costs for restructuring plan	$4,500	$13,000	$17,500

As a result of the implementation of the restructuring plan being ahead of target, the total restructuring costs for 2009 represent a significant portion of the total expected costs over the span of the restructuring plan.

Kingsway Financial Services Inc. 2010 Annual Report

NOTE 25	COMPARATIVE FIGURES:

Certain comparative figures have been re-classified to conform to the financial statement presentation adopted in the current year.

NOTE 26	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

In 2004, KAI issued $125 million 7.5% senior notes due in 2014 through a private offering. These notes are redeemable at KAI’s option on or after February 1, 2009 and are fully and unconditionally guaranteed by the Company. On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership (“K2007GP”) issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012, unconditionally guaranteed by Kingsway Financial Services Inc. (“KFSI”) and KAI, another wholly-owned subsidiary (each a “Guarantor”). The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity. Interest on the debentures is payable semi-annually in arrears in equal installments on January 10 and July 10 each year beginning January 10, 2008. The following tables show condensed consolidating financial information for the Company as of December 31, 2010 and 2009 and for the three years ended December 31, 2010, 2009 and 2008, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Condensed Consolidating Statement of Operations
For the year ended December 31, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation	Total
					adjustments
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$222,481	$-	$222,481
Investment income	1,378	7,784	109	16,325	-	25,596
Management fees	3	2,912	-	-	(2,915)	-
	1,381	10,696	109	238,806	(2,915)	248,077
Expenses:
Claims incurred	-	-	-	214,681	-	214,681
Commissions and premium taxes	-	-	-	27,378	-	27,378
Other expenses	13,845	22,018	265	62,201	(2,915)	95,414
Interest expense	-	18,303	2,094	(5,572)	-	14,825
	13,845	40,321	2,359	298,688	(2,915)	352,298
Loss before unusual items and income taxes	(12,464)	(29,625)	(2,250)	(59,882)	-	(104,221)
Gain on buy-back of debt	-	11,397	7,760	-	-	19,157
Gain on consolidation of debt	-	-	-	17,821		17,821
Income (loss) from continuing operations before income taxes	(12,464)	(18,228)	5,510	(42,061)	-	(67,243)
Income taxes (recovery)	(5,330)	-	1,870	(2,658)	-	(6,118)
Equity in undistributed net income of subsidiaries	(53,989)	(64,608)	-	-	118,598	-
Income (loss) from continuing operations	(61,123)	(82,837)	3,640	(39,403)	118,598	(61,125)
Loss from discontinued operations, net of taxes	-	-	-	(7,508)	-	(7,508)
Gain on disposal of discontinued operations, net of taxes	30,390	-	-	-	-	30,390
Net income (loss)	$(30,733)	$(82,837)	$3,640	$(46,911)	$118,598	$(38,243)

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Statement of Operations
For the year ended December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation	Total
					adjustments
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$298,211	$-	$298,211
Investment income	(13,829)	9,213	4,283	11,433	-	11,100
Management fees	33,522	16,456	-	-	(49,978)	-
	19,693	25,669	4,283	309,644	(49,978)	309,311
Expenses:
Claims incurred	-	-	-	236,801	-	236,801
Commissions and premium taxes	-	-	-	47,694	-	47,694
Other expenses	75,599	29,479	392	54,959	(49,978)	110,451
Interest expense	-	26,180	5,060	(7,328)	-	23,912
	75,599	55,659	5,452	332,126	(49,978)	418,858
Loss before unusual items and income taxes	(55,906)	(29,990)	(1,169)	(22,482)	-	(109,547)
Gain on buy-back of debt	-	3,517	5,984	-	-	9,501
Income (loss) from continuing operations before taxes	(55,906)	(26,473)	4,815	(22,482)	-	(100,046)
Income taxes (recovery)	(15,388)	-	1,689	(16,711)	-	(30,410)
Equity in undistributed net income of subsidiaries	(29,118)	(31,156)	-	-	60,274	-
Income (loss) from continuing operations	(69,636)	(57,629)	3,126	(5,771)	60,274	(69,636)
Loss from discontinued operations, net of taxes	-	-	-	(222,836)	-	(222,836)
Gain on disposal of discontinued operations, net of taxes	2,185	-	-	-	-	2,185
Net income (loss)	$(67,451)	$(57,629)	$3,126	$(228,607)	$60,274	$(290,287)

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Statement of Operations
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation	Total
					adjustments
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries")
Revenue:
Net premiums earned	$-	$-	$-	$339,966	$-	$339,966
Investment income	485	3,651	6,953	13,163		24,252
Management fees	72,028	19,829	-	-	(91,857)	-
	72,513	23,480	6,953	353,129	(91,857)	364,218
Expenses:
Claims incurred	-	-	-	224,324	-	224,324
Commissions and premium taxes	-	-	-	51,160	-	51,160
Other expenses	89,205	28,920	237	114,551	(91,857)	141,056
Interest expense	3,928	28,240	6,195	(3,341)	-	35,022
	93,133	57,160	6,432	386,694	(91,857)	451,562
Income (loss) before unusual items and income tax	(20,620)	(33,680)	521	(33,565)	-	(87,344)
Gain on buy-back of debt				652		652
Income (loss) from continuing	(20,620)	(33,680)	521	(32,913)	-	(86,692)
operations before income taxes
Income taxes (recovery)	(14,788)	(15,998)	177	42,771	-	12,162
Equity in undistributed net income of subsidiaries	(93,023)	(91,559)	-	-	184,582	-
Income (loss) from continuing operations	(98,855)	(109,241)	344	(75,684)	184,582	(98,854)
Income from discontinued operations, net of taxes	-	-	-	(341,510)	-	(341,510)
Gain on disposal of discontinued operations, net of tax	34,499	-	-	-	-	34,499
Net income (loss)	$(64,356)	$(109,241)	$344	$(417,194)	$184,582	$(405,865)

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Balance Sheets
As at December 31, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments		Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$26,002	$215,501	$-	$(1,211,647)		$970,144		$-
Cash and cash equivalents	30,169	9,388	798	100,212		-		140,567
Securities	-	-	-	201,907		(55,223)		146,684
Investment in investee	-	49,079	-	-		-		49,079
Goodwill and other intangible assets	-	-	-	43,959		-		43,959
Other assets	42,149	238,999	32,418	(631,711)		457,437		139,292
Assets held for sale	-	-	-	-		-		-
	$98,320	$512,967	$33,216	$(1,497,280)		$1,372,358		$519,581
Liabilities and Shareholders’ Equity
Liabilities:
Loan payable	$	$	$-	$(100,661)	$		$
Accounts payable and accrued liabilities	3,514	8,733	551	45,673		(16,086)		42,385
Unearned premiums	-	-	-	66,879		-		66,879
Unpaid claims	-	-	-	174,708		-		174,708
Senior unsecured debentures	-	44,466	12,091	(35,558)		16,470		37,469
LROC preferred units	-	-	-	15,884		-		15,884
Subordinated indebtedness	-	90,500	-	-		(3,050)		87,450
	3,514	244,360	12,642	166,925		(2,666)		424,775
Shareholders’ equity:
Share capital	296,139	743,243	14,867	1,438,070		(2,196,180)		296,139
Contributed surplus	15,440	-	-	-		-		15,440
Retained earnings (deficit)	(231,815)	(474,636)	9,163	(3,122,797)		3,588,270		(231,815)
Accumulated other comprehensive income	15,042	-	(3,456)	20,522		(17,066)		15,042
	94,806	268,607	20,574	(1,664,205)		1,375,024		94,806
	$98,320	$512,967	$33,216	$(1,497,282)		$1,372,358		$519,581

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Balance Sheets
As at December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets
Investments in subsidiaries	$149,147	$350,903	$-	$(1,188,296)	$688,246	$-
Cash and cash equivalents	12,467	12,545	1,376	23,189	-	49,577
Securities	-	-	-	291,262	(10,576)	280,686
Goodwill and other intangible assets	-	-	-	37,543	-	37,543
Other assets	10,066	256,282	97,157	(752,003)	543,587	155,089
Assets held for sale	-	-	-	1,434,460	-	1,434,460
	$171,680	$619,730	$98,533	$(153,845)	$1,221,257	$1,957,355
Liabilities and Shareholders’ Equity
Liabilities:
Loan payable	$-	$215,688	$-	$(166,499)	$17,033	$66,222
Accounts payable and accrued liabilities	2,342	21,520	2,275	49,996	(18,738)	57,395
Unearned premiums	-	-	-	85,635	-	85,635
Unpaid claims	-	-	-	180,120	6,565	186,685
Senior unsecured debentures	-	117,975	79,156	(3,488)	(16,879)	176,764
Subordinated indebtedness	-	90,500	-	-	(3,085)	87,415
Liabilities held for sale	-	-	-	1,127,900	-	1,127,900
	2,342	445,683	81,431	1,273,664	(15,104)	1,788,016
Shareholders’ equity:
Share capital	295,291	541,967	14,867	1,515,276	(2,072,110)	295,291
Contributed surplus	20,549	-	-	-	-	20,549
Retained earnings (deficit)	(193,572)	(367,920)	5,522	(2,966,589)	3,328,987	(193,572)
Accumulated other comprehensive income	47,070	-	(3,287)	23,804	(20,516)	47,071
	169,338	174,047	17,102	(1,427,509)	1,236,361	169,339
	$171,680	$619,730	$98,533	$(153,845)	$1,221,257	$1,957,355

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2010	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(30,733)	$(82,837)	$3,640	$(46,911)	$118,598	$(38,243)
Loss (income) from discontinued operations	(30,390)	-	-	7,508	-	(22,882)
Equity in undistributed earnings in subsidiaries	53,989	64,609	-	-	(118,598)	-
Other	(322,830)	5,641	60,967	61,151	191,360	(3,711)
	(329,964)	(12,587)	64,607	21,748	191,360	(64,836)
Financing Activities:
Increase (decrease) in share capital, net	848	201,276			(201,276)	848
Repurchase of common shares for cancellation	-	-	-	-	-	-
Contributed surplus	(5,109)	-	-	-	-	(5,109)
Dividends paid	-	-	-	-	-	-
Increase (decrease) in bank indebtedness and loans payable	-	(120,264)	(65,185)	(66,187)	185,449	(66,187)
Increase in LROC Units	-	-	-	15,884	-	15,884
Decrease in senior unsecured indebtedness	-	(62,112)	-	-	(77,183)	(139,295)
	(4,261)	18,900	(65,185)	(50,303)	(93,010)	(193,859)
Investing Activities:
Purchase of securities	-	-	-	(113,851)	-	(113,851)
Proceeds from sale of securities	-	-	-	218,636	-	218,636
Proceeds from sale of discontinued operations	253,553	54,022	-	-	-	307,575
Acquisitions	98,350	(18,473)	-	4,721	(98,350)	(13,752)
Other	24	(45,019)	-	(3,928)	-	(48,923)
	351,927	(9,470)	-	105,578	(98,350)	349,685
Net change in cash and cash equivalents	17,702	(3,157)	(578)	77,023	-	90,990
Cash and cash equivalents, beginning of period	12,467	12,545	1,376	23,189	-	49,577
Cash and cash equivalents, end of period	30,169	9,388	798	100,212	-	140,567
Net change in cash and cash equivalents from discontinued operations	-	-	-	-	-	-
Cash and cash equivalents of continuing operations, end of period	$30,169	$9,388	$798	$100,212	$-	$140,567

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(67,451)	$(57,629)	$3,126	$(228,607)	$60,274	$(290,287)
Loss (income) from discontinued operations	(2,185)	-	-	222,836	-	220,651
Equity in undistributed earnings in subsidiaries	29,118	31,156	-	-	(60,274)	-
Other	17,096	(18,724)	1,830	(833,390)	138,522	(694,666)
	(23,422)	(45,197)	4,956	(839,161)	138,522	(764,302)
Financing Activities:
Increase (decrease) in share capital, net	-	82,834	4,200		(87,034)	-
Repurchase of common shares for cancellation	(27,053)	-	-	-	-	(27,053)
Contributed surplus	10,758	-	-	-	-	10,758
Dividends paid	(1,849)	-	-	-	-	(1,849)
Increase (decrease) in bank indebtedness and loans payable	-	38,278	(8,323)	32	(29,955)	32
Decrease in senior unsecured indebtedness	-	(3,508)	-	-	(4,931)	(8,439)
	(18,144)	117,604	(4,123)	32	(121,920)	(26,551)
Investing Activities:
Purchase of securities	-	-	-	(1,608,341)	-	(1,608,341)
Proceeds from sale of securities	-	-	-	2,339,283	-	2,339,283
Proceeds from sale of discontinued operations	13,674	30,184	-	-	-	43,858
Acquisitions	16,602	(76,302)	-	76,302	(16,602)	-
Other	2,422	(19,347)	-	18,027	-	1,102
	32,698	(65,465)	-	825,271	(16,602)	775,902
Net change in cash and cash equivalents	(8,868)	6,942	833	(13,858)	-	(14,951)
Cash and cash equivalents, beginning of period	21,335	5,603	543	27,898	-	55,379
Cash and cash equivalents, end of period	12,467	12,545	1,376	14,040	-	40,428
Net change in cash and cash equivalents from discontinued operations	-	-	-	9,149	-	9,149
Cash and cash equivalents of continuing operations, end of period	$12,467	$12,545	$1,376	$23,189	$-	$49,577

Kingsway Financial Services Inc. 2010 Annual Report

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008	KFSI	KAI	K2007GP	Other subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net income (loss)	$(64,356)	$(109,241)	$344	$(417,194)	$184,582	$(405,865)
Loss (income) from discontinued operations	(34,499)	-	-	341,510	-	307,011
Equity in undistributed earnings in subsidiaries	93,023	91,559	-	-	(184,582)	-
Other	(55,544)	(34,485)	(599)	(532,019)	239,062	(383,585)
	(61,376)	(52,167)	(255)	(607,703)	239,062	(482,439)
Financing Activities:
Increase (decrease) in share capital, net	89	116,683	-	-	(116,683)	89
Repurchase of common shares for cancellation	(5,172)	-	-	-	-	(5,172)
Contributed surplus	2,172	-	-	-	-	2,172
Dividends paid	(15,460)	-	-	-	-	(15,460)
Increase (decrease) in bank indebtedness and loans payable	-	(330)	232	29	98	29
Decrease in senior unsecured indebtedness	-	-	-	-	(34,877)	(34,877)
	(18,371)	116,353	232	29	(151,462)	(53,219)
Investing Activities:
Purchase of securities	(1,625)	-	-	(497,385)	-	(499,010)
Proceeds from sale of securities	1,184	-	-	909,946	-	911,130
Proceeds from sale of discontinued operations	-	-	-	44,067	-	44,067
Acquisitions	87,600	-	-	-	(87,600)	-
Other	207	(65,543)	-	68,942	-	3,606
	87,366	(65,543)	-	525,570	(87,600)	459,793
Net change in cash and cash equivalents	7,619	(1,357)	(23)	(82,104)	-	(75,865)
Cash and cash equivalents, beginning of period	13,716	6,960	566	101,453	-	122,695
Cash and cash equivalents, end of period	21,335	5,603	543	19,349		46,830
Net change in cash and cash equivalents from discontinued operations	-	-	-	8,549	-	8,549
Cash and cash equivalents of continuing operations, end of period	$21,335	$5,603	$543	$27,898	$-	$55,379

Kingsway Financial Services Inc. 2010 Annual Report

NOTE 27	SUBSEQUENT EVENTS:

Subsequent to year end, the Company has given notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters, pursuant to the contractual terms of its outstanding Trust Preferred indentures, which permit interest deferral. This action is expected to reduce the Company’s annual cash debt service by approximately $4.1 million and does not constitute a default under its Trust preferred indentures or any of its other debt indentures.

On March 30, 2011, the Company closed the sale of its wholly owned subsidiary Hamilton Risk Management Company and its subsidiaries, including Kingsway Amigo Insurance Company, to Acadia Acquisition Partners, L.P.  Kingsway will act as the general partner and hold a limited partnership investment.

Kingsway Financial Services Inc. 2010 Annual Report

SUPPLEMENTAL FINANCIAL INFORMATION

(Tabular amounts in thousands of U.S. dollars, except for per share amounts)
	2010	2009	2008	2007	2006

Net premiums earned	$222,481	$298,211	$339,966	$342,667	$197,108

Income/ (loss) from continuing operations	(61,125)	$(69,636)	$(98,854)	$(49,949)	$139,049

Income/ loss) from continuing operations per share	(1.17)	$(1.29)	$(1.79)	$(1.11)	$0.40
Long-term obligations and redeemable preferred stock (including long-term debt, capital leases and redeemable preferred stock)*	$140,803	$330,401	$338,808	$373,656	$348,652

Total Assets	$519,581	$522,895	$710,180	$1,048,848	$1,194,371

Cash dividend declared per common share	-	0.04	0.30	0.30	0.23

*There are no redeemable preferred stocks or capital leases held by the Company for the periods indicated above.

The information above relates to continuing operations of the Company, and information for the periods 2009, 2008, 2007 and 2006 above, has been restated to adjust for discontinued operations. Refer to Note 4 of the financial statements for the discontinued operations and related contingencies of the Company.

Kingsway Financial Services Inc. 2010 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTENTS
3 Discontinued Operations
3 Non-GAAP Measures
3 Corporate Overview
5 Revenues
7 Investment Securities and Investment Income
11 Provision for Unpaid Claims
15 Reinsurance
16 Results of Continuing Operations
19 Financial Condition
24 Legal Proceedings
24 Employees
24 Quarterly Results
26 Controls and Accounting Policies
33 Related Party Transactions
33 Risk Factors
42 Outlook

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. Our financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Note 22 of the consolidated financial statements provides a reconciliation of Canadian and United States GAAP. Additional information relating to Kingsway Financial Services Inc. ("Kingsway" or “The Company”) is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's ("SEC's") website at www.sec.gov, each of which can also be accessed from our website www.kingsway-financial.com.

Date of MD&A
Unless otherwise noted, the information contained in this Management’s Discussion and Analysis is based on information available to management as of March 31, 2011.

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

Reporting Currency

As all of the Company’s operations are in the United States or are conducted in U.S. dollars, effective December 31, 2005 the Company has prepared its financial statements and its Management’s Discussion and Analysis in U.S. dollars in order to provide more meaningful information to their users. The Company’s functional currencies, however, will remain Canadian dollars for Canadian and head office operations and U.S. dollars for U.S. operations. To effect this conversion, figures contained in this report have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and share capital has been translated using the rates of exchange in effect as of the dates of various capital transactions. Foreign exchange differences arising from the translations as described above are included in shareholders’ equity under the caption “Accumulated Other Comprehensive Income”. All relevant financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars.

All of the dollar amounts in this Management’s Discussion and Analysis are expressed in U.S. dollars, except where otherwise indicated. References to “dollars” or “$” are to U.S. dollars and any references to “C$” are to Canadian dollars.

Kingsway Financial Services Inc. 2010 Annual Report

DISCONTINUED OPERATIONS

During 2008, the Company disposed of Canadian subsidiary York Fire and Casualty Insurance Company (“York Fire”).

During 2009 the Company disposed of:
•	HI Holdings and its subsidiary Zephyr Insurance Company (“Zephyr”);
•	the assets of Avalon Risk Management Inc. (“Avalon”); and
•	Walshire Assurance Company (“Walshire”) and its subsidiary Lincoln General Insurance Company (“Lincoln General”).

During 2010 the Company disposed of:
•	Jevco Insurance Company (“Jevco”);
•	American Country Insurance Company (“American Country”); and
•	American Service Insurance Company, Inc. (“American Service”).

For further details on the circumstances of the disposal of Lincoln General and Jevco refer to the Corporate Overview section below.

Each of the operations above is considered to be discontinued operations and is recorded as such in the statement of financial position under the item “Income (loss) from discontinued operations, net of taxes”. Assets and liabilities of discontinued operations have been reclassified and disclosed in the consolidated balance sheet as “Assets or Liabilities held for sale”. In this Management Discussion and Analysis, unless otherwise disclosed, only continuing operating activities of Kingsway are included.

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

Throughout 2009, the Company continued to streamline operations and took decisions to:
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

Kingsway Financial Services Inc. 2010 Annual Report

On October 19, 2009, with the objective of protecting the interests of all of our stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire, the sole shareholder of Lincoln General. At that time, all of the stock of Walshire was donated to charities, and with this disposition Lincoln General ceased being a member of the Kingsway group of companies.

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Lincoln General.  On November 20, 2009, the DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid.  The Company strongly disagrees with the DOI’s position and maintains that the donations of Walshire’s shares to the charities were lawful and valid.  On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations.  In response to the Company’s complaint, the DOI filed a New Matter (in essence, a Counterclaim). The Company has demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue.  The analogous procedure in Ontario to a demurrer would be a motion to strike out a pleading for failure to disclose a cause of action. On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to the Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011.

If the lower court decision is reversed, the complaints would proceed through the courts in due course.  If the courts ultimately do not find for the Company, they might revert control of Lincoln General back to the Company, which would result in Lincoln General’s financial results being included with the Company’s consolidated financial statements. If the Commonwealth Court deems the transaction to be invalid, it could ultimately lead to Kingsway being in breach of its public debt covenants should Lincoln General go into liquidation while still part of Kingsway. Kingsway's public debt is material, and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

In late November 2009, A.M. Best Company indicated that, due to the continued deteriorating financial condition of the group and the impact of Lincoln General, the financial strength rating downgrades of our operating companies were possible.

In order to preserve the inherent value of Jevco for our stakeholders and increase the financial flexibility of the Company, on November 23, 2009, Kingsway announced its intention to sell Jevco, the Company’s Canadian insurance operation. This disposition would also allow Jevco to continue its 20 years of profitability, and its financial strength to be rated independently of the Kingsway group. On March 29, 2010, the Company closed on the disposition of Jevco for C$263.3 million. Following the sale of Jevco, the Company had no further Canadian operations and moved its corporate function to the U.S. to better align the support functions of the group with its continuing operations. Subsequent to the close of the Jevco disposition, Kingsway repurchased $84.8 million of par value of its outstanding debt securities for $69.7 million during the remainder of 2010.

On June 21, 2010, Kingsway announced the acquisition of 100% of the equity interest in JBA Associates, Inc. (“JBA”), a managing general agency specializing in assigned risk automobile insurance.  JBA represented the primary competitor to one of the Company’s existing businesses, Northeast Alliance Insurance Agency, LLC (“NEA”).  The two businesses are being organized in 2011 to run as one business under the name Assigned Risk Solutions (“ARS”).

On January 1, 2011, Kingsway announced the closing of its previously announced going-public transaction involving its subsidiaries American Country and American Service.  Following the transaction, Kingsway continues to own $18 million preferred equity in the publicly traded holding company, Atlas Financial Holdings, Inc. (“Atlas”), as well as approximately 75% of the common equity in Atlas but has no control over the operations or the board of directors given certain agreements which limit its voting control to approximately 30%.

On June 14, 2010, the Company announced its intention to sell its wholly owned subsidiary, Mendota Insurance Company (“Mendota”), a non-standard insurance writer headquartered in Eagan, Minnesota.  Following a lengthy process, Kingsway is no longer pursuing the sale of Mendota after its attempts did not yield an acceptable offer.  Kingsway is refocusing Mendota to operate on a significantly smaller and more profitable premium base beginning in 2011.

In a related move, Kingsway will also stop voluntarily issuing insurance policies by mid-year 2011 through its wholly owned subsidiary, Universal Casualty Company (“UCC”).  UCC’s non-standard automobile business in Illinois and Indiana, states which have been historically profitable for the Company, will be produced by a wholly owned insurance agency of Kingsway, KAI Advantage Auto, Inc. (“Advantage”) and issued, beginning in mid-year 2011, by Mendakota Insurance Company (“Mendakota”), a wholly owned subsidiary of Mendota.  These actions related to Mendota, Mendakota and UCC will allow Kingsway to deploy its resources more efficiently and operate its non-standard automobile business through fewer, better-capitalized subsidiaries as it seeks to return the business to profitability.

Following all of the transactions described above, Kingsway’s primary continuing operations are the insuring of automobile risks in the United States for drivers who do not meet the criteria for coverage by standard automobile insurers. Kingsway conducts this business through Mendota, Mendakota, Advantage, ARS and Kingsway Amigo Insurance Company (“Amigo”).  For the year ended December 31, 2010, non-standard automobile insurance accounted for 92% of gross premiums written in the Company’s continuing operations. The Company also owns wholly owned reinsurance subsidiaries domiciled in Bermuda and Barbados (all related party reinsurance treaties were commuted in 2009) and wholly owned insurance agency in the U.S. called Kingsway America Agency Inc. (formerly known as Avalon Risk Management Inc.) (substantially all of which assets were sold in 2009).

On March 30, 2011, the Company closed the sale of its wholly owned subsidiary Hamilton Risk Management Company and its subsidiaries, including Kingsway Amigo Insurance Company, to Acadia Acquisition Partners, L.P.  Kingsway will act as the general partner and hold a limited partnership investment.

Kingsway Financial Services Inc. 2010 Annual Report

REVENUES

Premium Income and Competitive Factors
Revenues reported in our consolidated financial statements are derived from insurance premiums earned, investment income and net realized gains. Total revenue from continuing operations in 2010 was $248.1 million, a decrease of 20% over the $309.3 million from 2009 which was a 15% decrease over 2008.

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

From time to time, the niche non-standard market attracts competition from new entrants. In many cases, these entrants are looking for growth, and, as a result price their insurance below the rates that we believe provide an acceptable premium for the related risk. We firmly believe that it is not in our best interest to compete solely on price, and as a result, occasionally we experience a loss of market share during periods of intense price competition or “soft” market conditions. In 2010 and continuing in 2011 the Company has carried out a detailed review of its price adequacy in the territories in which it operates. The Company has taken steps to terminate business where price adequacy is unlikely to be achieved within an acceptable period of time.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

Our automobile insurance products provide coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage where our insured is responsible for an automobile accident, and as a result, for the payment for injuries and property damage to third parties. Accident benefit policies or personal injury protection policies provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile accident benefit or personal injury insurance.

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

The insuring of non-standard drivers is often transitory. When their driving records improve, insureds may qualify to obtain insurance in the standard market at lower premium rates. We often cancel policies for non-payment of premium and, following a period of lapse in coverage, insureds frequently return to purchase a new policy at a later date. As a result, our non-standard automobile insurance policies experience a retention rate that is lower than that experienced for standard market risks. Most of our insureds pay their premiums on a monthly installment basis and we typically limit our risk of non-payment of premiums by requiring a deposit for future insurance premiums and the prepayment of subsequent installments.

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

In June 2010 the Company announced that it has made an investment in Assigned Risk Solutions Ltd. (“ARS”), following which the Company would have 100% interest in ARS. ARS is a managing general agency that specializes in assigned risk automobile insurance similar to the company’s existing NEA subsidiary. The Company is currently integrating the operations of ARS and NEA.

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

Table 1 and Table 2 below set forth our gross premiums written by line of business and by geographic region, respectively, for the Company’s continuing operations for the periods indicated. In the year ended December 31, 2010, gross premiums written from non-standard automobile insurance decreased 18% to $196.0 million.  Non-standard automobile insurance accounted for 92% and 91% of our gross premiums written for the years ended December 31, 2010 and 2009, respectively. The significant decrease in gross premiums written is due to the various steps taken to discontinue unprofitable lines and exit the managing general agent distribution channel, primarily at UCC. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

Kingsway Financial Services Inc. 2010 Annual Report

TABLE 1  Gross premiums written by line of business
For the year ended December 31 (in millions of dollars, except for percentages)

	2010		2009
Non-Standard Automobile	$196.0	91.6%	$238.4	91.0%
Property (including liability)	8.1	3.8	8.6	3.3
Total Personal	$204.1	95.4%	$247.0	94.3%
Commercial Automobile	9.9	4.6%	$14.9	5.7%
Total Gross Premiums Written	$214.0	100.0%	$261.9	100.0%

TABLE 2   Gross premiums written by state
For the year ended December 31 (in millions of dollars, except for percentages)

	2010		2009
Florida	$95.1	44.4%	$95.6	36.5%
Illinois	18.5	8.6	33.0	12.6
California	25.3	11.8	36.6	14.0
Texas	13.1	6.1	13.7	5.2
Colorado	13.2	6.2	15.3	5.8
Other	48.8	22.9	67.7	25.9
Total Gross Premiums Written	$214.0	100.0%	$261.9	100.0%

Commercial Automobile
Commercial automobile policies provide coverage for low limit, light weight, individual unit or small fleet commercial vehicles. In the year ended December 31, 2010, gross premiums written from commercial automobile decreased by 34% to $9.9 million compared to $14.9 million in 2009. This decrease represents the Company’s move away from higher limit commercial business.

Property (including liability)
In 2010, the personal property premium relates to Amigo’s participation in the National Flood Insurance Program (“NFIP”).  The program is a cooperative undertaking of the insurance industry and the Federal Emergency Management Agency (“FEMA”) which allows participating property and casualty insurance companies to write and service the Standard Flood Insurance Policy in their own names.  Under the program, Amigo receives an expense allowance for policies written and claims processed while the Federal Government retains responsibility for underwriting all losses. In the year ended December 31, 2010, gross premiums written from personal and commercial property lines of business decreased by 6% to $8.1 million compared to $8.6 million in 2009.

INVESTMENT SECURITIES AND INVESTMENT INCOME

Overview and Strategy
We manage our securities portfolio to support the liabilities of our insurance operations, to preserve capital and to generate investment returns. We invest predominantly in corporate and government bonds with relatively short durations. The securities are managed by a third-party investment management firm and the Investment and Capital Committee of the Board of Directors monitors their performance and their compliance with both their individual mandate and the Company’s investment policies and guidelines. We consider financed premium receivables to be a part of our securities portfolio.

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

Portfolio Composition
At December 31, 2010, we held cash and securities (including financed premiums) with a fair value of $300.9 million. As at December 31, 2010, we held a securities portfolio comprised primarily of fixed income securities. As described above, the Company elected in early 2009 to eliminate its exposure to common shares. Insurance subsidiaries’ securities must comply with applicable regulations that prescribe the type, quality and concentration of securities. These regulations in the various jurisdictions in which our insurance subsidiaries are domiciled permit investments in government, state, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. Our U.S. operations typically invest in U.S. dollar denominated securities to mitigate their exposure to currency rate fluctuations.

Kingsway Financial Services Inc. 2010 Annual Report

Table 3 below summarizes the fair value of the securities portfolio, including cash and cash equivalents and financed premiums, at the dates indicated.

TABLE 3   Fair value of securities portfolio
As at December 31 (in millions of dollars)

	2010	2009
Type of security
Term deposits	$18.7	$10.0
Government bonds	104.9	146.7
Corporate debt securities	23.0	115.8
Subtotal	$146.6	$272.5
Preferred shares	0.1	8.2
Financed premiums	13.6	15.2
Cash and cash equivalents	140.6	49.6
Total	$300.9	$345.5

TABLE 4                      Investment results before the effect of income taxes
For the year ended December 31 (in millions of dollars)

	2010	2009
Average securities, cash & cash equivalents	$308.8	$465.4
Interest income	$9.5	$15.8
Percent earned on average investments (annualized)	3.1%	3.4%
Net investment income	$16.4	$0.1
 Investment results, including miscellaneous income and investment expenses, before the effect of income taxes are reflected in Table 4 above.

Investment income from continuing operations, excluding net realized gains, increased to $16.4 million in 2010 compared to $0.1 million in 2009.  The increase is primarily due to the following three factors:
•	a net foreign exchange gain of approximately $2.2 million in 2010, as compared to a net foreign exchange loss of $12.9 million in 2009, due to the impact of the strengthening Canadian dollar on:
•	Canadian dollar assets in the Canadian head office; and
•	net Canadian dollar liabilities in the U.S. operations;
•	a reduction in interest income from lower yields and from the duration and risk profile of the portfolio having been reduced; and
•
a reduction in the size of the securities portfolio as a result of reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

The Company incurred net realized gains in 2010 of $9.2 million compared to $11.0 million in 2009.  The net gain in 2010 is primarily due to gains realized from the liquidation of fixed income securities in the Company’s insurance subsidiaries in the third and fourth quarter. There were no impairments recorded during 2010 for other than temporarily impaired securities. The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities.

For a more detailed analysis of investment income and net realized gains see note 5 to the Consolidated Financial Statements.

Kingsway Financial Services Inc. 2010 Annual Report

Liquidity and Cash Flow Risk

TABLE 5  Fair value by contractual maturity date
As at December 31 (in millions of dollars)

	2010		2009
Due in less than one year	$39.8	27.1%	$30.8	11.0%
Due in one through five years	72.7	49.6	161.8	57.6
Due after five through ten years	29.1	19.8	55.2	19.7
Due after ten years	5.1	3.5	32.9	11.7
Total	$146.7	100.0%	$280.7	100.0%

Table 5 above summarizes the fair value by contractual maturities of the fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated.

At December 31, 2010, 77% of the fixed income securities, including treasury bills, government bonds and corporate bonds had contractual maturities of five years or less. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The Company holds cash and high grade short-term assets which, along with fixed income security maturities, management believes are sufficient for the payment of claims on a timely basis. In the event that additional cash is required to meet obligations to our policyholders, we believe that the high quality, liquid securities in the portfolios provide us with sufficient liquidity.

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

For a more detailed analysis and quantification of market risk, see the Market Risk section of note 7 of the financial statements.

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

Table 6 below summarizes the composition of the fair value of the fixed income securities portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody’s Investors Service. The fixed income securities portfolio consists of predominantly very high quality securities in corporate and government bonds with greater than 98% rated ‘A’ or better.  The ‘not rated’ category consists primarily of investments in money market and short term instruments.

Kingsway Financial Services Inc. 2010 Annual Report

TABLE 6   Credit ratings of fixed income securities portfolio
As at December 31

	2010	2009
Rating
AAA/Aaa	70.7%	62.3%
AA/Aa	18.7	14.0
A/A	9.0	21.4
Percentage rated A/A2 or better	98.4%	97.7%
BBB/Baa	0.4%	1.9%
BB/Ba	-	-
B/B	-	-
CCC/Caa or lower	-	-
Not rated	1.2	0.4
Total	100.0%	100.0%

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

Certain U.S. public companies include this premium finance income in computing their combined ratio and underwriting profit. We, however, consider the income from premium finance activities to be a part of investment income, because this additional amount is essentially an interest payment on the balance of unpaid premium. At December 31, 2010, the balance of the financed premiums receivable was $13.6 million.

The fair value of financed premiums approximates their carrying amount.

Other than temporary impairment
The Company did not incur losses during 2010 on securities for which a decline in market value was deemed to be other than temporary. We recognized charges of $0.7 million and $8.7 million for securities value impairment that was considered other than temporary for the years ended December 31, 2009 and 2008, respectively. The charges recognized in 2008 reflected the impact on the securities portfolio of the unusually volatile fixed income and equity markets in 2008. The 2008 charges also include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest of this portfolio in early 2009.

Management performs a quarterly analysis of our securities holdings to determine if declines in market value are other than temporary. Further information regarding our detailed analysis and factors considered in establishing an other-than-temporary impairment on an investment security is discussed within the Critical Accounting Estimates section of Management’s Discussion and Analysis.

The length of time securities may be held in an unrealized loss position may vary based on the opinion of the investment manager and their respective analyses related to valuation and to the various credit risks that may prevent us from recapturing the principal investment. In cases of securities with a maturity date where the investment manager determines that there is little or no risk of default prior to the maturity of a holding, we would elect to hold the security in an unrealized loss position until the price recovers or the security matures. In situations where facts emerge that might increase the risk associated with recapture of principal, and the Company may elect to sell securities at a loss.

At December 31, 2010, the gross unrealized losses amounted to $0.9 million. As at December 31, 2010 there were no unrealized losses attributable to non-investment grade fixed income securities.

At December 31, 2010 and December 31, 2009 unrealized losses related to government bonds and term deposits were considered temporary as there was no evidence of default risk. Corporate bonds, in an unrealized loss position continued to pay interest and were not subject to material changes in their respective debt ratings. We concluded that a default risk did not exist at the time and, therefore, the decline in value was considered temporary. As we have the capacity to hold these securities to maturity, no impairment provision was considered necessary. In making the impairment decisions, we utilize the professional expertise of the investment advisors, and also take into account a number of factors, including whether the decline in market value is more than 20% and has persisted for a period exceeding six months. In the case of fixed income securities, we also take into account whether the issuer is in financial distress (unable to pay interest or some other situation that would put in question the issuer’s ability to satisfy its debt obligations).

Kingsway Financial Services Inc. 2010 Annual Report

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

Reserving
A provision for unpaid claims includes several components: a provision for unpaid claims based on estimated liability on individual reported claims (more commonly known as case reserves), and an estimated provision for claims that have not yet been reported and expected future development on case reserves, collectively known as the incurred but not reported claims provision ("IBNR"). The provision for unpaid claims also includes an estimate of allocated loss adjustment expenses (primarily defense costs) and unallocated loss adjustment expenses (primarily the adjustment handling costs by claims personnel) which we expect to incur in the future.

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

The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, including the opinions of the Company’s actuaries.

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

Table 7 below shows the amounts of total case reserves and IBNR as at December 31, 2010 and 2009. The provision for unpaid claims decreased by 6% to $174.7 million at the end of 2010 compared to $186.7 million at the end of 2009. During 2010, case reserves increased by 9%, while IBNR reserves decreased by 28% compared to December 31, 2009.

TABLE 7   Total case reserves and IBNR
As at December 31 (in millions of dollars)

	2010	2009	%
Case Reserves	$118.6	$108.4	9%
IBNR	56.1	78.3	(28)%
Total unpaid claims	$174.7	$186.7	(6)%

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

Management Process
During 2010, the Company moved responsibility for evaluating and setting reserves to an internal process, with the objective of increasing consistency and accountability relating to variability of reserves. Reserves were evaluated on a quarterly basis by the Company’s actuaries, with the results then shared with Management, which was responsible for the final setting of reserves.

Kingsway Financial Services Inc. 2010 Annual Report

In the year end full actuarial review process, a loss and loss adjustment expense reserve analysis is completed for each insurance subsidiary.  Unpaid claims reserves, allocated loss adjustment expense reserves and unallocated loss adjustment expense reserves are separately analyzed by segment, line of business or coverage by accident year. A wide range of actuarial methods are utilized in order to appropriately measure ultimate loss and loss adjustment expense costs.  Many of these methods are designed to properly address changes in claims settlement rate, changes in case reserve adequacy and other operational changes.  These methods include Paid Loss Development, Incurred Loss Development, Paid Bornhuetter-Ferguson, Incurred Bornhuetter-Ferguson, Berquist-Sherman Paid Method, Berquist-Sherman Reported and frequency-severity method. Reasonability tests such as average outstanding reserves, ultimate loss trends and ultimate allocated loss adjustment expense to ultimate loss are also performed prior to selection of ultimate losses. Reserves are indicated by segment, line of business or coverage and are separated into case reserves, IBNR reserves and unallocated loss adjustment expense reserves.

The range of reasonable reserve estimates for gross unpaid claims for the U.S. operations, the actuarial central estimate, and the actual carried provision for unpaid claims are shown in table 8.

TABLE 8    Comparison of actuarial ranges for gross unpaid claims

	Low	High	Actuarial Central Estimate	Carried
As at December 31, 2010	$163.0	$194.8	$178.9	$174.7
As at December 31, 2009	166.1	203.0	186.9	186.7

Table 9 summarizes the provision for unpaid claims, net of recoveries from reinsurers, established as at the end of the years 2000 through 2010 and compares the re-estimation of those liabilities as at December 31, 2010. This table presents the development of unpaid claims liabilities reflected on the balance sheets as at each year ended December 31, 2000 through December 31, 2010. The top line of the table presents the estimated provision for unpaid claims recorded at the balance sheet date for each of the indicated years. This provision represents the estimated amount of losses and loss adjustment expenses for claims unpaid at the balance sheet date, including IBNR. The table also presents the re-estimated provision for unpaid claims on a gross basis, with separate disclosure of the re-estimated reinsurance recoverables on unpaid claims for years 2000 through 2010.

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

The table presents the cumulative amount paid with respect to the previously recorded provision as of the end of each succeeding year and the re-estimated amount of the previously recorded provision based on experience as of the end of the succeeding year. The estimate is increased or decreased as more information about the claims becomes known for individual years. For example, as of December 31, 2010, we had paid $95.9 million of the currently estimated $97.5 million of claims that had been incurred through the end of 2004; thus an estimated $1.6 million of losses incurred prior to December 31, 2004 remain unpaid as of December 31, 2010.

The cumulative development represents the aggregate change in the estimates over all prior years. For example, unpaid claims at December 31, 2000 have developed adversely by $8.9 million over the subsequent ten years and unpaid claims at December 31, 2001 have developed adversely by $19.9 million over the subsequent nine years. The effect on income during the past three years due to changes in estimates of unpaid claims is shown in Note 16 to the consolidated financial statements as the “prior years” contribution to incurred losses.

Each cumulative development amount includes the effects of all changes in amounts during the current year for prior periods. For example, the amount of the development related to losses settled in 2010, but incurred in 2001, will be included in the cumulative development amounts for years 2001 through 2010. The deficiency identified during the year 2010 of $14.4 million was attributable to unpaid claims as at December 31, 2009 for unpaid claims for the year 2009 and all prior years.

Kingsway Financial Services Inc. 2010 Annual Report

TABLE 9    Provision for unpaid claims, net of recoveries from reinsurers
As at December 31, 2010 (in millions of dollars, except percentages)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Unpaid claims originally established - end of year, gross	174.7	186.7	183.2	198.0	119.1	106.8	104.9	100.0	73.7	61.0	52.4
Less: Reinsurance recoverable on unpaid losses	8.0	-	0.5	0.3	0.3	0.5	0.3	0.4	0.1	1.0	1.7
Unpaid claims originally established - end of year, net	166.7	186.7	182.7	197.7	118.8	106.3	104.6	99.6	73.6	60.0	50.7

One year later		111.7	107.1	108.6	48.8	50.0	52.6	61.4	55.4	41.5	28.0
Two years later			156.8	150.5	75.5	71.0	73.3	83.6	78.3	58.7	42.0
Three years later				174.3	90.9	83.9	84.2	95.2	88.8	68.9	49.0
Four years later					98.8	91.3	90.0	101.3	93.8	73.2	53.3
Five years later						94.9	94.4	104.0	95.8	75.1	55.0
Six years later							95.9	107.7	96.8	75.9	55.4
Seven years later								108.4	100.2	76.4	56.0
Eight years later									100.6	79.6	56.4
Nine years later										79.7	59.4
Ten years later											59.5
Re-estimated liability as of:
One year later		201.1	184.5	190.2	109.0	105.1	102.0	102.5	90.7	68.0	52.1
Two years later			197.6	186.9	104.9	98.2	99.7	107.7	96.4	72.9	52.3
Three years later				193.3	106.0	96.6	97.1	108.1	99.6	75.5	53.9
Four years later					106.8	97.6	96.2	106.6	99.7	77.8	55.5
Five years later						98.0	97.4	106.6	97.8	78.1	56.9
Six years later							97.5	109.2	98.2	76.6	56.8
Seven years later								109.3	101.1	77.2	56.3
Eight years later									101.0	80.1	56.9
Nine years later										79.9	59.8
Ten years later											59.6

As at December 31, 2010: Cumulative (redundancy) deficiency		14.4	14.9	(4.4)	(12.0)	(8.3)	(7.1)	9.7	27.4	19.9	8.9
Cumulative (redundancy) deficiency as a % of reserves originally established - net		8%	8%	(2)%	(10)%	(8)%	(7)%	10%	37%	33%	18%
Re-estimated liability - gross		201.1	197.6	193.3	106.8	98.0	97.5	109.3	101.0	79.9	59.6
Less: Re-established reinsurance recoverable		-	-	-	-	-	-	-	-	-	-
Re-estimated provision - net		201.1	197.6	193.3	106.8	98.0	97.5	109.3	101.0	79.9	59.6
Cumulative deficiency - gross		14.4	14.4	(4.7)	(12.3)	(8.8)	(7.4)	9.3	27.3	18.9	7.2
% of reserves originally established - gross		8%	8%	(2)%	(10)%	(8)%	(7)%	9%	37%	31%	14%

Kingsway Financial Services Inc. 2010 Annual Report

Accident Year
The financial statements are presented on a calendar year basis for all data. Claims payments and changes in reserves, however, may be made on accidents that occurred in prior years, in addition to claims payments and changes in reserves on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in Note 16 to the consolidated financial statements and shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.

Tables 10 and 11 include a segmentation of the provision for unpaid claims on gross and net of external reinsurance bases by line of business.

TABLE 10    Provision for unpaid claims - gross
As at December 31, 2010 (in millions of dollars)

Line of Business	2010	2009

Non-Standard Auto	140.1	136.0
Property & Liability	-	2.2
Commercial Auto	33.1	37.9
Other	1.5	10.6
Total	$174.7	$186.7

TABLE 11    Provision for unpaid claims - net of reinsurance recoverables
As at December 31 (in millions of dollars)

Line of Business	2010	2009

Non-Standard Auto	132.7	136.0
Property & Liability	-	2.2
Commercial Auto	32.6	37.9
Other	1.4	10.6
Total	$166.7	$186.7

Information with respect to our liability for unpaid claims and the subsequent development of those claims is presented in Table 12.

TABLE 12    Net increase in prior years’ incurred claims by line of business and accident year

Year Ended December 31, 2010 (in millions of dollars)
Accident Year	Non-Standard Auto	Property & Liability	Commercial Auto	Other	Total
2005 & prior	$0.5	$-	$(0.1)	$-	$0.4
2006	0.1	-	0.3	-	0.4
2007	4.6	-	1.3	(0.3)	5.6
2008	5.9	-	0.9	-	6.8
2009	4.1	-	(2.9)	-	1.2
Total	$15.2	$-	$(0.5)	$(0.3)	$14.4

Kingsway Financial Services Inc. 2010 Annual Report

Year Ended December 31, 2009 (in millions of dollars)

Accident Year	Non-Standard Auto	Property & Liability	Commercial Auto	Other	Total
2004 & prior	$1.5	$-	$(0.3)	$-	$1.2
2005	0.5	(0.3)	(0.3)	-	(0.1)
2006	0.3	0.5	(0.8)	-	-
2007	(2.5)	(0.6)	(1.2)	(0.1)	(4.4)
2008	4.0	(0.5)	1.6	-	5.1
Total	$3.8	$(0.9)	(1.0)	$(0.1)	$1.8

Year Ended December 31, 2008 (in millions of dollars)

Accident Year	Non-Standard Auto	Property & Liability	Commercial Auto	Other	Total
2003 & prior	$-	$-	$(0.1)	$-	$(0.1)
2004	(0.4)	-	(0.5)	-	(0.9)
2005	(0.6)	-	(0.1)	-	(0.7)
2006	(1.7)	(1.4)	0.7	-	(2.4)
2007	(3.5)	(0.2)	1.7	(1.4)	(3.4)
Total	$(6.2)	$(1.6)	1.7	$(1.4)	$(7.5)

The net movement in prior years’ incurred claims, net of reinsurance, for the years ended December 31, 2010, 2009 and 2008 were an increase of $14.4 million, increase of $1.8 million and a decrease of $7.5 million, respectively. Table 12 identifies the relative contribution of the increases / (decreases) in incurred claims attributable to the respective products and incurred loss years.

In 2010, the majority of the unfavourable development occurred on the non-standard automobile line of business and relates to business written at UCC and Mendota. At UCC, a detailed review of claim payment and reserving practices performed during 2009 led to significant changes in both practices, as well as increasing ultimate loss estimates and accelerating claim payments. At Mendota, unfavourable development was primarily the result of a single extra-contractual liability claim.

The unfavourable development on the non-standard automobile line of business at UCC and Mendota was partially offset by favourable development at Amigo.

Non-Standard Automobile
At December 31, 2010 and 2009 the gross provisions for unpaid claims for our non-standard automobile business were $140.1 million and $136.0 million, respectively. The increase is due to unfavourable reserve development described above partially offset by the reduction in the volume of non-standard premium written and an acceleration of claim payments.

Property and Liability
At December 31, 2010 and 2009 the gross provisions for unpaid claims for U.S. property and liability business were nil and $2.2 million, respectively. With the exception of the mandatory Florida flood program at Amigo which is 100% reinsured to a third party, substantially all property and liability programs have been placed into run-off.

Commercial Auto
At December 31, 2010 and 2009 the provisions for unpaid claims for Commercial Auto business were $33.1 million and $37.9 million, respectively. The primary reason for the decrease in unpaid claims was due to a reduction in written business for UCC.

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

Kingsway Financial Services Inc. 2010 Annual Report

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $0.5 million with respect to commercial automobile liability claims. For most of the personal non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than $50,000 per occurrence, depending on the state. We purchase reinsurance to protect against awards in excess of our policy limits above a retention of $2.0 million.  In addition, we purchase catastrophe reinsurance that provides $5 million coverage in excess of a $1 million retention for Amigo’s book of business.

Reinsurance ceded does not relieve us of our ultimate liability to our insureds in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of the insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. Estimating amounts of reinsurance recoverables, however, is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. As of December 31, 2010, we had $7.7 million recoverable from third party reinsurers and other insurers. At December 31, 2010, approximately 100.0% of the amounts recoverable from third party reinsurers were due from reinsurers that were rated “A-” or higher.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As our underlying reserves continue to develop, the amounts ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed. Table 13 below summarizes the composition of the amounts due from reinsurers at December 31, 2010, by the rating as assigned by A.M. Best to the applicable reinsurers.

TABLE 13     Composition of amounts due from reinsurers by rating
As at December 31 2010

A.M. Best
A++	13.7%
A+	-%
A	86.6%
A-	(0.3)%
B++ and below	-%
C++	-%
Not rated	-%
Total	100.0%

RESULTS OF CONTINUING OPERATIONS

For the years ended December 31, 2010 and 2009

Gross Premiums Written
During the year ended December 31, 2010, gross premiums written were $214.0 million compared to $261.9 million for the year ended December 31, 2009, representing an 18% decrease.

The decrease in gross premiums written is due to significant reductions in premium volumes in the non-standard and commercial automobile lines of business. The reduction in non-standard automobile premium is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel, primarily at UCC. Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment as is currently being experienced in the U.S.

The reduction in commercial automobile premium represents the Company’s move away from higher limit commercial business.

Net Premiums Written
Net premiums written decreased 25% to $203.7 million for the year ended December 31, 2010 compared with $273.1 million for the year ended December 31, 2009. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above.

Net Premiums Earned
Net premiums earned decreased 25% to $222.5 million for the year ended December 31, 2010, compared with $298.2 million for the year ended December 31, 2009. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above. The extent of the decrease is mitigated by the larger volume of business written in 2009 which is partially earned in 2010.

Kingsway Financial Services Inc. 2010 Annual Report

Investment Income
Investment income, excluding net realized gains, increased to $16.4 million in 2010, compared to $0.1 million in 2009.  The increase in investment income in 2010 compared to 2009 is due to $2.2 million of foreign exchange gain as compared to $12.9 million of foreign exchange loss in 2009 and to lower yields and a reduction in the duration and risk profile of the portfolio. Also contributing to the reduction in investment income is the reduction in the size of the portfolio as a result of the reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives.

Net Realized Gains
The Company incurred net realized gains in 2010 of $9.2 million compared to $11.0 million in 2009. The net gain in 2010 is due to is primarily due to gains realized from the liquidation of fixed income securities in the Company’s insurance subsidiaries in the third and fourth quarters. There were no impairments recorded during 2010 for other than temporarily impaired securities.  The net gain in 2009 is due to gains realized from the liquidation of fixed income securities in the Company’s captive reinsurance company in Barbados to facilitate the related party reinsurance commutation transactions, partially offset by realized losses on the disposal of the Company’s common equity portfolio and impairments for other than temporarily impaired securities.

Claims Incurred
The loss ratio for 2010 was 96.5% compared to 79.4% for 2009 due to increasing ultimate loss estimates for current and prior accident years. The results for 2010 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2009. This increase amounted to approximately $14.4 million which increased the ratio by 6.5 percentage points for 2010. The results in 2009 reflect an increase in the provision for unpaid claims occurring prior to December 31, 2008 of $1.8 million which increased the ratio by 0.6 percentage points. Consolidated case reserves for individual claims increased 9% to $118.6 million as at December 31, 2010 compared to $108.4 million at December 31, 2009, and IBNR decreased 28% to $56.1 million at December 31, 2010 compared to $78.3 million at December 31, 2009.

Underwriting Expenses
The expense ratio was 52.2% in 2010 and 49.5% in 2009. The higher ratio in 2010 is due to net premium earned decreasing at a greater rate than expense reductions. Expenses included increased legal and other professional fees.

Gain on Buy-Back of Debt
During 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $143.3 million par value of its senior unsecured debentures for $124.1 million recording a gain of $19.2 million.  During 2009, KAI and Kingsway 2007 General Partnership purchased and cancelled $21.6 million par value of its senior unsecured debentures for $12.3 million recording a gain of $9.5 million.

Gain on Consolidation of Debt
During 2010, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital, as a result of the consolidation of the KLROC Trust.  See Note 19(c) of the consolidated financial statements for further details of the KLROC Trust consolidation.

Combined Ratio
The combined ratio was 148.7% in 2010 compared with 128.9% in 2009, which produced an underwriting loss of $108.4 million in 2010 compared with a loss of $86.1 million in 2009. The underwriting loss is attributable to the factors described in the ‘Claims Incurred’ and ‘Underwriting Expenses’ sections above.

Interest Expense
Interest expense for 2010 was $14.8 million, compared to $23.9 million in 2009, representing a 38% decrease. The decrease is primarily due to the significant repurchase of debt during 2010. See Gain on Buy-Back of Debt above.

Net Income and Earnings Per Share
In 2010 we incurred a loss from continuing operations of $61.1 million compared to a loss from continuing operations of $69.6 million in 2009. The loss in 2010 is largely due to underwriting losses and adverse development. These factors have been partially offset by net realized gains on investments and the buyback of the Company’s debt which resulted in a gain and lowered interest expense. The company also recorded a gain on the consolidation of debt.

In 2010, we incurred a net loss of $38.2 million compared to net loss of $290.3 million reported for 2009. The diluted loss per share was $0.73 for 2010 compared to a diluted loss per share of $5.38 for 2009.

Book Value Per Share
Book value per share decreased by 44.5% to $1.82 at December 31, 2010 from $3.28 at December 31, 2009. The decline in book value is due to the factors impacting net income as described above.

Kingsway Financial Services Inc. 2010 Annual Report

For the years ended December 31, 2009 and 2008

Gross Premiums Written
During the year ended December 31, 2009, gross premiums written were $261.9 million compared to $345.7 million in 2008 representing a 24% decrease. The decrease in premiums is primarily due to significant reduction in premium volumes in the non-standard and commercial automobile line of business. The reductions are due to the various steps taken to discontinue unprofitable programs.

Net Premiums Written
Net premiums written decreased 18% to $273.1 million for the year ended December 31, 2009, compared with $332.6 million for the year ended December 31, 2008. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above.

Net Premiums Earned
Net premiums earned decreased 12% to $298.2 million for the year ended December 31, 2009, compared with $340.0 million for 2008. This decrease is attributed to the same factors as described in the ‘Gross Premiums Written’ section above. The extent of the increase is greater than the increase in the written premium due to the larger volume of business written in 2008 which was partially earned in 2009.

Investment Income
Investment income, excluding net realized gains, decreased by 100% to $0.1 million in 2009, compared to $31.5 million in 2008.  The decrease in investment income in 2009 compared to 2008 is primarily due to lower yields and a reduction in the duration and risk profile of the portfolio. Also contributing to the reduction in interest income is the reduction in the size of the portfolio as a result of the reduced volumes of business in the Company’s continuing operations, the acceleration of claim payments and debt and equity buybacks and other corporate initiatives. The investment income in 2009 also includes foreign exchange loss of $12.9 million.

Net Realized Gains (Losses)
The Company incurred net realized gains in 2009 of $11.0 million compared to net realized losses of $7.2 million in 2008. The net realized losses in 2008 include the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company’s intent to divest this portfolio in early 2009.

Claims Incurred
The loss ratio for 2009 was 79.4% compared to 66.0% for 2008. The primary reason for the increase was deteriorating results at the operating companies. A portion of the loss ratio increase was also due to the prior period development, which went from favourable development during 2008 to a small amount of unfavourable development during 2009.

Underwriting Expenses
The expense ratio was 49.5% in 2009 and 39.0% in 2008. The increase is due to net premium earned decreasing at a greater rate than expense reductions. Expenses included increased legal and other professional fees.

Gain on Buy-Back of Debt
During 2009, KAI and Kingsway 2007 General Partnership purchased and cancelled $21.6 million par value of its senior unsecured debentures for $12.3 million recording a gain of $9.5 million.  During 2008, KAI repurchased $17.6 million par value of its senior unsecured debentures and recorded a gain of $0.7 million.

Combined Ratio
The combined ratio was 128.9% in 2009 compared with 105.0% in 2008, which produced an underwriting loss of $86.1 million and $16.9 million in 2009 and 2008, respectively.

Interest Expense
Interest expense for 2009 was $23.9 million, compared to $35.0 million in 2008 representing a 32% decrease. The decrease is due to the repayment of bank debt during 2008 and senior debt repurchases in 2009.

Net Income and Earnings Per Share
In 2009 we incurred a loss from continuing operations of $69.7 million compared to a loss from continuing operations of $98.9 million in 2008. The loss in 2008 is largely due to underwriting losses, net realized losses on the securities portfolio, impairment of goodwill relating to the U.S. operations and a future tax valuation allowance.

In 2009, we incurred a net loss of $290.3 million compared to net loss of $405.9 million reported for 2008. The diluted loss per share was $5.38 for 2009 compared to diluted loss per share of $7.35 for 2008.

Book Value Per Share
Book value per share decreased by 60% to $3.28 at December 31, 2009 from $8.24 at December 31, 2008. The decline in book value is due to the factors impacting the net income as described above.

Kingsway Financial Services Inc. 2010 Annual Report

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, from the disposal of discontinued operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. During 2010 the Company also used significant cash for debt buyback.

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

As outlined in the Corporate Overview section of this Management Discussion and Analysis, throughout 2010 the Company has continued to experience losses. The reduction in shareholders’ equity as a result of these ongoing losses greatly reduced the Company’s capital flexibility by triggering negative covenants in its trust indentures and limiting the dividend capacity of the operating subsidiaries. A description of the negative covenants is disclosed below. For further details on the capital adequacy of the operating subsidiaries, see the ‘Capital Requirements’ narrative in this ‘Financial Conditions’ section of Management’s Discussion and Analysis.

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

Based upon the December 31, 2010 financial statements, the Company’s total debt to capital and senior debt to capital ratios were 60.2% and 23.2% respectively. As a result, the limitations and restrictions described above are applicable as of the date the Company publicly filed its December 31, 2010 financial statements.

Early in 2010 the Company announced that it had entered into a definitive agreement for the sale of Jevco. On March 29, 2010 the sale of Jevco was completed. Although Jevco is a restricted subsidiary, prohibiting the sale of its voting stock under the terms of the restrictive covenants described above, a portion of the proceeds from this transaction was used to repay outstanding indebtedness sufficient to lower the ratios applicable to the restrictive covenants to a level where the restrictions did not apply following the application of the proceeds in this manner. This transaction improved the Company’s capital flexibility and reduced the debt service costs going forward.

Of the C$264.2 million proceeds from the sale of Jevco (of which, C$27.5 million was placed in escrow) $69.1 million was used to repurchase a total par value of $84.8 million of senior unsecured indebtedness. The Company continues to explore opportunities to buy back debt in the market in order to reduce the debt to capital ratios below the level at which these operating restrictions apply, while ensuring that the debt covenants are fully complied with.  The Company’s public debt is material and a breach in covenants could lead to the liquidation of the Company if principal and interest payments are called before maturity.

Debt and Equity Buyback Initiative

In May 2009 the Board of Directors delegated to the Capital Committee of the Board of Directors the authority to repurchase debt of the Company.

On June 26, 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company acquired ownership of 121,000 units of the KLROC outside of the tender offer at an average price of C$10.45 per unit through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP (refer to note 19 (c) for additional details). As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million related to the KLROC Units held by KFS Capital. The gain arose from the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

Kingsway Financial Services Inc. 2010 Annual Report

Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of Kingsway announced on July 14 2009,  the commencement of a modified “Dutch Auction” tender offer (the “2012 Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”). The 2012 Offer provided for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The 2012 Offer expired Friday, August 14, 2009 with valid tenders (that were not withdrawn) of C$9,174,000 in aggregate principal amount of Debentures. Kingsway 2007 General Partnership accepted for purchase all such tendered Debentures at the highest price specified of C$620 per C$1,000 principal amount. This tender was paid for using available cash.

In November 2009, the Company repaid in full a $6.9 million mortgage on a property.

On March 29, 2010 , as part of the closing of the Jevco sale transaction the Company repurchased $36.9 million (C$37.5 million) of par value of the 2012 Debentures realizing a gain of $5.9 million and $47.9 million of par value of the 7.5% senior notes due 2014 “2014 Debentures” realizing a gain of $9.2 million. In addition to debt buybacks on Jevco sale transaction the Company during 2010 also repurchased an aggregate principle amount of $32.9 million (C$33.9 million) of 2012 Debentures and an aggregate principle of $25.6 million of 2014 for a total purchase price of approximately $31.1 million (C$32.0 million) and $23.4 million, respectively. The repurchases resulted in a gain of $1.8 million on the unsecured 6% debentures due 2012 and $2.1 million on the 7.5% senior notes due 2014.

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

As at December 31, 2010, the Company had 52,095,828 common shares outstanding compared with 51,595,828 common shares outstanding at December 31, 2009.

INDEBTEDNESS

Canadian Senior Debenture Offering
On July 10, 2007, a general partnership of the Company, Kingsway 2007 General Partnership issued C$100 million Senior Unsecured Debentures at 6% due on July 11, 2012. These debentures bear interest at a fixed rate of 6% per annum payable semi-annually from the date of issuance until July 11, 2012. Interest payments are to be made on January 10 and July 10 in each year, commencing January 10, 2008 with an effective interest rate of 6.3%. The net proceeds to the Company amounted to C$99,188,000. Kingsway 2007 General Partnership may redeem the debentures in whole at any time and in part from time to time, at the issuer’s option. The debentures are unconditionally guaranteed by Kingsway Financial Services Inc. and KAI, a wholly-owned subsidiary of Kingsway Financial Services Inc.

As discussed above, these debentures contain negative covenants placing limitations and restrictions over certain actions without the prior written consent of the trustee. These restrictions are applicable based on the December 31, 2010 financial statements.

During 2009 and 2010, the Company repurchased $14.6 million (C$16.1 million) and $69.8 million (C$71.4 million) of par value, respectively, of this offering and realized a gain of $6.0 million in 2009 and $7.8 million in 2010. As at December 31, 2010 C$12.5 million of par value of this issue remains outstanding, as compared to C$83.9 million par value outstanding at December 31, 2009.

U.S. Senior Note Offering
On January 29, 2004, a subsidiary of the Company, KAI, completed the sale of $100 million 7.50% senior notes due 2014. The notes are fully and unconditionally guaranteed by the Company. The notes are redeemable at KAI’s option on or after February 1, 2009. In March 2004 an additional $25 million of these senior notes were issued. Interest payments are to be made on February 1 and August 1 in each year with an effective interest rate of 8.3%.

As discussed above, these debentures contain negative covenants placing limitations and restrictions over certain actions without the prior written consent of the trustee. These restrictions are applicable based on the December 31, 2010 financial statements.

During 2009 and 2010 the Company repurchased $7.0 million and $73.5 million of par value, respectively, of this offering. The Company realized a gain on the repurchases of $3.5 million in 2009 and $11.4 million in 2010. As at December 31, 2010 $27.0 million of par value of this issue remains outstanding, as compared to $100.5 million par value outstanding at December 31, 2009.

Kingsway Financial Services Inc. 2010 Annual Report

Subordinated Debt
Between December 4, 2002 and December 16, 2003, six subsidiary trusts of the Company issued $90.5 million of 30 year capital securities to third parties in separate private transactions. In each instance, a corresponding floating rate junior subordinated deferrable interest debenture was then issued by KAI. to the trust in exchange for the proceeds from the private sale. The floating rate debentures bear interest at the rate of the London interbank offered interest rate for three month U.S. dollar deposits, plus spreads ranging from 3.85% to 4.20%, but until dates ranging from December 4, 2007 to January 8, 2009, the interest rates will not exceed 12.45% to 12.75%. The Company has the right to call each of these securities at par anytime after five years from their issuance until their maturity. The net proceeds to the Company were $70,877,000 after deducting expenses of $4,625,000. Interest paid during the year was $4,126,000 for 2010, 5,047,000 for 2009, and $7,126,000 for 2008. Subsequent to year end, the Company has given notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters.

LROC Preferred Units
On July 14, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”) completed its public offering of C$78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“Units”) due June 30, 2015 of which the Company was a promoter. In order to achieve its investment objectives, KLROC used the net proceed of C$74,141,236 of its initial public offering to subscribe for and purchase all of the limited partnership units of KL Limited Partnership (“KL LP”). In turn, KL LP used these proceeds for the payment of its payment of its purchase obligations under Forward Purchase Agreement which KL LP entered into with the Bank of Nova Scotia (“the Counterparty”). Such proceeds were invested by the Counterparty in KN Trust. The KN Trust lent funds to Kingsway ROC GP (“ROC GP”) and combined with its partnership capital of C$8,250,000, ROC GP subscribed for common shares in Kingsway ROC LLC (“ROC LLC”) totaling C$82,087,781. With these proceeds, ROC LLC purchased a promissory note from KAI, with the principle amount of US $66,222,012 bearing interest at 7.37% per annum and due June 30, 2015.

Beginning in 2009, KFS Capital, an indirect wholly-owned subsidiary of the Company, began purchasing KLROC units. On June 26, 2009, KFS Capital, commenced a take-over bid (the “KLROC Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway Linked Return of Capital Trust (“KLROC”) at a price per unit of C$12.00 in cash. The KLROC Offer expired on Tuesday, August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash. The Company also acquired ownership of 139,700 units of the KLROC outside of the tender offer through a series of purchases on the Toronto Stock Exchange. On June 9, 2010 KFS Capital commenced the take-over bid (“the Offer”) to acquire up to 750,000 KLROC units at a price per unit of C$17.50 in cash. On July 9, 2010, KFS Capital increased the size and price of its previously announced Offer to 1,500,000 units at a price per unit of C$20.00 in cash.  The Offer expired on Friday, July 23, 2010 and 1,525,150 units were tendered, of which 1,500,000 were purchased on a pro-rata basis. The tender was paid for using available cash. As a result of these acquisitions, the Company beneficially owns and controls 2,333,715 units, representing 74.8% of the issued and outstanding units. The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP. As a result of consolidating the KLROC Trust, the Company recorded a gain of $17.8 million during 2010 related to the KLROC Units held by KFS Capital. The gain arose as a result of the effective settlement of the debt within the consolidated group and is equal to the difference between the carrying value of the debt held by KLROC Trust and the fair value of the KLROC Units held by KFS Capital.

Loans Payable
As at December 31, 2009, KAI had a promissory note payable balance of approximately $66.2 million with ROC LLC.  The note was issued on July 15, 2005 and bears interest at 7.37% annually.  The note principal is payable on June 30, 2015.  As further described above, as at December 31, 2010, the financial statements of ROC LLC are consolidated with the financial statements of the Company, and therefore, the note payable balance is no longer considered to be an obligation of the consolidated entity.

Financing Facility
In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors also sat on the board of AP Assurance in 2009 making it a related party. The facility was at fair market terms and conditions. This facility was undrawn, expired and has been terminated. In the fourth quarter of 2009 , a new facility was obtained from the same related party. This new facility is at fair market terms and conditions. No funds were ever drawn on this facility and it was mutually cancelled on February 25, 2010.

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

As of December 31, 2010, we had approximately $140.8 million of total indebtedness. This compares with $330.4 million as at December 31, 2009 and $338.8 million as at December 31, 2008. Payments under the Company’s debt obligations are funded through dividends from its U.S. subsidiaries and capital infusions by Kingsway.

Kingsway Financial Services Inc. 2010 Annual Report

TABLE 14    Contractual Obligations - Payments Due by Period
 (in thousands of dollars)

	2011	2012	2013	2014	2015	Thereafter	Total
Senior unsecured debentures	-	12,091	-	25,378	-	-	37,469
Subordinated indebtedness	-	-	-	-	-	87,450	87,450
Loan payable	-	-	-		15,884	-	15,884
Total indebtedness	-	12,091	-	25,378	15,884	87,450	140,803
Unpaid claims	109,816	33,208	15,966	7,632	3,435	4,651	174,708
Total	$109,816	$45,299	$15,966	$33,010	$19,319	$92,101	$315,511

The payment profile of the Company’s indebtedness in the table above is based upon the contractual maturity dates. Kingsway has repurchased substantial amount of its outstanding debt during 2009 and 2010, the detail of which are stated in the Debt and Equity Buyback initiative section above. The Company may seek to repurchase additional indebtedness in the future, depending upon market conditions and capital requirements within the group.

CAPITAL REQUIREMENTS

TABLE 15    Capital requirements
As at December 31
	2010		2009
	MCT (%)	Excess over Minimum1	MCT (%)	Excess over Minimum1

Kingsway Reinsurance (Bermuda) Ltd.		1.6		1.0
Total Canadian Operations		$1.6		$1.0
	RBC (%)		RBC (%)
Universal Casualty Company	160	-	201	0.1
Kingsway Amigo Insurance Company	626	14.1	566	20.3
Mendota Insurance Company	238	4.3	381	7.5
Mendakota Insurance Company	10,509	9.1	38,172	9.2
Kingsway Reinsurance Corporation (Barbados)	-	11.3	-	-
Total U.S. Operations		$38.8		$37.1
Total Consolidated		$40.4		$38.1
1 Excess over regulatory minimum expressed in millions of dollars.

U.S. Operations
In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2010, all U.S. subsidiaries are above the required RBC levels, with the exception of UCC. The RBC ratios, excluding UCC, based on the subsidiary unaudited statutory financial statements range between 238% and 10,509%, and have estimated aggregate capital of approximately $38.8 million in excess of the 200% level.

As at December 31 2010, UCC’s RBC was 160% which is at the company action level.  UCC has commenced preparation of a comprehensive plan which it intends to file with the Illinois Department of Insurance in April 2011. The comprehensive plan intends to outline UCC’s future plans, including the current and projected RBC level, and is subject to approval by the Illinois Department of Insurance. Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured. Nevertheless, the Company expects that UCC will take all necessary steps to comply with the provisions of the plan.

In May 2009, the Company placed all of Lincoln General into voluntary run-off. After that date Lincoln General continued to experience losses from unfavourable reserve development. The result of Lincoln General’s operational losses greatly reduced the Company’s capital flexibility and created the potential of the Company breaching the covenants in its trust indentures. These ongoing losses also contributed to the financial strength rating downgrades of all operating companies.

On October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire. Walshire was the sole shareholder of Lincoln General. All of the stock of Walshire was donated to charities, and with this disposition Lincoln General ceased being a member of the Kingsway group of companies. The method of disposal of Walshire is lawful and valid but is not a standard method of disposing of an insurance company. The choice of this nonstandard method of disposition has led to litigation, as discussed below; has caused some regulatory scrutiny; and has the potential to adversely affect the reputation of the Company.

Kingsway Financial Services Inc. 2010 Annual Report

The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln General. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to the Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011.

On November 19, 2009, the day before the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statute upon which the DOI principally relies did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln General may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

The Company’s commitment to the DOI to provide a $10.0 million cash payment to Lincoln General was met in 2009. The Company also has continuing obligations on reinsurance agreements with Lincoln General which are at market terms and conditions. These ongoing obligations are not significant and do not provide the Company with any control or significant influence over the operating activities or financial results of Lincoln General.

On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provided for a minimum of $2.5 million to be paid to the run-off manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest would have been March 1, 2014. As a result of the October 19, 2009 disposition of Walshire and Lincoln General, the Company accrued $2.5 million for the minimum and an additional $3.4 million relating to the annual service contract for a total compensation of $5.9 million as at December 31, 2009.

As at December 31, 2010, the Company has settled all outstanding obligations with the run-off manager.

As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at September 30, 2009, all treaties between Kingsway Reinsurance Corporation and the U.S. operating companies were commuted. The treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda) Limited were commuted effective October 1, 2009. These initiatives have resulted in increased capital in our operating companies and it has released excess capital from the captive reinsurers to be used for corporate purposes.

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

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulators in the jurisdictions in which they operate to maintain minimum capital levels.  As at December 31, 2010, the capital maintained by Kingsway Reinsurance Corporation was approximately $11.3 million in excess of the regulatory capital requirements in Barbados.  As at December 31, 2010, the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $1.6 million in excess of the regulatory capital requirements in Bermuda.

OFF-BALANCE SHEET FINANCING
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 and which is more fully described in Notes 18 (c) and 19 (c) of the audited consolidated financial statements.  The net proceeds from this offering were invested into a Kingsway controlled entity which, prior to July 23, 2010, was not consolidated based on accounting standards.   The net effect of this transaction was to show additional debt on the Company’s financial statements and an offsetting equity investment of C$8.3 million into the non-consolidated affiliated entity.  As at December 31, 2010, the Company does not engage in any off-balance sheet financing arrangements.

Kingsway Financial Services Inc. 2010 Annual Report

RATINGS
On June 5, 2009, the Company withdrew all ratings provided by Standard and Poor’s and DBRS as a part of its ongoing cost cutting strategy.

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

In addition to the potential exposures outlined above, the Company is engaged in the following legal disputes:

•
The Pennsylvania Insurance Department (“DOI”) has challenged the disposition of Walshire and Lincoln General. On November 20, 2009, DOI filed a complaint in the Commonwealth Court of Pennsylvania (“Commonwealth Court”) against the Company, KAI and Walshire, seeking a declaration that the disposition was unlawful and not valid. The Company disagrees with the DOI’s position and maintains that the donations of Walshire shares to the charities were lawful and valid. The Company therefore demurred to each of the claims in the DOI’s complaint, thereby putting the legal sufficiency of the DOI’s claims at issue. The demurrers were argued to a panel of the Commonwealth Court on February 9, 2010.

On April 1, 2010, the Commonwealth Court sustained the demurrers, rejecting the arguments made by DOI, and dismissing all of the DOI’s claims against the Company. On April 30, 2010, the DOI appealed the April 1, 2010 decision to Pennsylvania Supreme Court. The Company is opposing this appeal, which is scheduled for oral argument on April 12, 2011

On November 19, 2009 the day before the day the DOI’s complaint, the Company and KAI filed a complaint in the Commonwealth Court against the DOI seeking a declaration that the statue upon which DOI principally release did not apply to the donations. In response to the Company’s complaint, the DOI filed an Answer and New Matter (in essence, a Counterclaim), making the same arguments the DOI made in its November 20, 2009 complaint. Because the two lawsuits raise the same issues, further proceedings in the Company’s and KAI’s lawsuit have been postponed, pending the Pennsylvania Supreme Court’s decision in the DOI’s lawsuit.

If the ultimate decision of the courts is unfavorable for the Company, the control of Lincoln General may revert back to the Company, which would result in Lincoln General’s financial results being included in the Company’s consolidated financial statements. Thus, if the Pennsylvania Supreme Court deems the transaction to be invalid, it could ultimately lead to the Company being in breach of its public debt covenants should Lincoln General go into liquidation while still part of the Company. The Company’s public debt is material, and a breach in covenants could lead to the debt being called and paid before maturity.

•	The Company is the defendant in two separate breach of contract suits filed by two former employees.

EMPLOYEES

 At December 31, 2010, we employed approximately 800 personnel supporting our continuing operations. None of our employees are represented by a labour union. We believe that we have good relations with our employees and we have never experienced a work stoppage.

QUARTERLY RESULTS

Kingsway’s quarterly earnings, revenue and expenses are modestly affected by seasonal factors. In 2009 and 2010 the most significant factors contributing to the trend of quarterly earnings were the increases in estimates for unpaid claims from prior accident years, the realized net gains from the securities portfolio and currency fluctuations.

Kingsway Financial Services Inc. 2010 Annual Report

TABLE 16    Quarterly Results
(In millions of dollars, except earnings per share amounts)

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross premiums written	$45.4	$52.7	$50.4	$65.6	$53.8	$58.4	$63.1	$86.6
Net premiums earned	50.4	53.0	57.2	61.9	51.8	71.7	77.2	97.5
Net income (loss)	(46.3)	2.5	(18.5)	24.1	(75.5)	(118.1)	(38.4)	(58.3)
Earnings per share - net income
Basic	$(0.89)	$0.05	$(0.36)	$0.46	$(1.46)	$(2.19)	$(0.70)	$(1.06)
Diluted	$(0.89)	$0.05	$(0.36)	$0.46	$(1.46)	$(2.19)	$(0.70)	$(1.06)

TABLE 17    Fourth Quarter Results
(In millions of dollars, except earnings per share amounts)

For the three months ended December 31:	2010	2009	Change
Gross premium written	$45.4	$53.8	(15.6%)
Net premiums earned	50.4	51.8	(2.7%)
Underwriting (loss)	(46.9)	(53.9)	13.0%
Investment income (loss)	1.4	(14.6)	n/m
Net realized gains (loss)	2.7	-	-
Loss from continuing operations	(45.1)	(70.9)	36.4%
Net loss	(46.3)	(75.5)	38.7%
Diluted loss per share-continuing operations	(0.87)	(1.37)	36.5%
Diluted loss per share- net loss	(0.89)	(1.46)	39.0%
Loss ratio	139.5%	87.9%	51.6%
Expense ratio	53.5%	116.2%	(62.7%)
Combined ratio	193.0%	204.1%	(11.1%)
n/m- not meaningful

Fourth Quarter Results
Gross premiums written in the fourth quarter of 2010 decreased by 15.6% to $45.4 million compared to $53.8 million reported in the fourth quarter of 2009. The decrease is due to the various steps taken to discontinue unprofitable programs and the discontinuation of the managing general agent distribution channel for non-standard automobile insurance and the move away from higher limit commercial business.

Also contributing to the reduction in non-standard automobile premium volumes is the continuing poor economic conditions in much of the U.S. The non-standard automobile insurance market tends to contract during periods of high unemployment.

Net premiums earned were $50.4 million in the fourth quarter of 2010, a decrease of 2.7% compared to $51.8 million for the fourth quarter of 2009. This decrease is attributed to the same factors as those for gross premiums written as described above.

The combined ratio was 193.0% in 2010 compared with 204.1% in 2009, which produced an underwriting loss of $46.9 million compared with a loss of $53.9 million in 2009. The underwriting loss in 2010 is primarily a result of the increase in the loss ratio to 139.5% from 87.9% due to unfavourable development on the non-standard automobile line of business which relates primarily to business written at UCC and continuing elevated loss ratios at Amigo. Also contributing to the decrease in the underwriting loss is a decrease in the expense ratio to 53.5% from 116.2%, primarily due to costs associated with the transformation program and increased legal and other professional fees in 2009.

Investment income increased to a gain of $1.4 million in the fourth quarter of 2010 compared to loss of $14.6 million for the fourth quarter of 2009, primarily due to foreign exchange loss recorded as part of miscellaneous investment.

In the fourth quarter of 2010, the Company net realized gains of $2.7 million, as compared to nil in the fourth quarter of 2009. The realized gain in the fourth quarter of 2010 pertains to disposal of securities in the Company’s fixed income portfolio.

In the fourth quarter of 2010, we incurred a loss from continuing operations of $45.1 million compared to a loss from continuing operations of $70.9 million in 2009. The loss in the fourth quarter of 2010 is largely due to underwriting losses. The loss in the fourth quarter of 2009 is largely due to underwriting losses, a significant decline in investment income due to foreign exchange losses and lower yields on a smaller portfolio.

Kingsway Financial Services Inc. 2010 Annual Report

In the fourth quarter of 2010, we incurred a net loss of $46.3 million compared to net loss of $75.5 million reported for the fourth quarter of 2009. The diluted loss per share was $0.89 in 2010 compared to diluted loss per share of $1.46 for 2009.

CONTROLS AND ACCOUNTING POLICIES

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and CEO (“CEO”) and the  CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of December 31, 2010 by and under the supervision of the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) were effective as of such date to ensure that information relating to the Company required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act are recorded, processed, summarized and reported within the time periods specified by those laws.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, the CEO and CFO have concluded that as at December 31, 2010, the Company’s internal control over financial reporting was effective.

There have been no changes in Kingsway’s internal control over financial reporting during the period beginning October 1, 2010, and ending December 31, 2010, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

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

Provision for unpaid claims
A significant degree of judgement is required to determine amounts recorded in the financial statements for the provision for unpaid claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgemental factors inherent in predicting future results of both known and unknown claims. As such, the process is inherently complex and imprecise and estimates are constantly refined. The process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, including the opinions of the Company’s actuaries. Further information regarding estimates used in determining our provision for unpaid claims is discussed in the Provision for Unpaid Claims section of Management’s Discussion and Analysis and in Notes 2(i) and 16 to the consolidated financial statements.

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

Because the establishment of reserves is an inherently uncertain process involving estimates, current provisions may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated. The Company’s actuaries develop a variability of the reserve estimates, more commonly known as a range of reasonable reserve estimates, and a recommended actuarial central estimate of reserves. The actuarial central estimate is intended to represent actuaries’ best estimate and will not necessarily be at the mid-point of the high and low estimates of the range. As at December 31, 2010 the actuarial central estimate of the actuaries was $178.9 million, compared to, the Company’s provision for unpaid claims of $174.7. The Company’s actuaries range of reasonable reserves as at December 31, 2010 is between $163.0 million and $194.8 million.

Kingsway Financial Services Inc. 2010 Annual Report

Impairment of securities
The establishment of an other-than-temporary impairment on an investment security requires a number of judgements and estimates. We perform a quarterly analysis of the securities holdings to determine if declines in market value are other than temporary. The analysis includes some or all of the following procedures, as applicable:

•
identifying all security holdings in an unrealized loss position that have existed for at least six months or other circumstances exist where management believes those circumstances may impact the recoverability of the security;

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

The Company recognized charges of nil, $0.7 million and $8.7 million for securities value impairment that was considered other than temporary for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill and intangible assets
Goodwill and intangible assets with an indefinite life are assessed for impairment at least annually by applying a fair value based test. In determining fair value, valuation models such as price-to-earnings ratios and other multiples are used. Management must make estimates and assumptions in determining the fair value of a business segment that may affect any resulting impairment write-down. This includes assumptions regarding fluctuations in future earnings from the reporting units. Management then compares the fair value of a reporting unit to the carrying amount. If the carrying amount of a reporting unit exceeds the fair value of that reporting unit, a second step of impairment is performed to compare the implied fair value of the reporting unit with the carrying amount. In connection with the annual impairment assessment performed in the fourth quarter of 2010, all reporting units were tested and it was concluded that no impairment had occurred. As at December 31, 2010, the carried value of intangible assets with indefinite useful lives and goodwill was $39.2 million and $3.3 million, respectively.

Additional information regarding our goodwill and intangible assets accounting policy is included in Note 21 to the consolidated financial statements.

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

A valuation allowance is established when it is more likely than not that all or a portion of the future income tax asset balance will not be realized. The ultimate realization of the future income tax asset balance is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific future income tax asset balances, including the Company’s past and anticipated future performance, the reversal of future income tax liabilities, and the availability of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of a company’s future income tax asset balances when significant negative evidence exists. Cumulative losses are the most compelling form of negative evidence considered by management in this determination. In 2010, the Company maintains a valuation allowance of $251.4 million, $248.3 million of which related to its U.S. future income taxes, resulting from continued losses of U.S. operations. Uncertainty over the Company’s ability to utilize these losses over the short term has led the Company to record an additional allowance.

Kingsway Financial Services Inc. 2010 Annual Report

More information regarding our income tax provision is included in Note 2(l) and Note 15 to the consolidated financial statements.

Future changes in accounting policy

International Financial Reporting Standards (“IFRS”)
The Canadian Accounting Standards Board requires all publically accountable companies to present their financial statements in accordance with IFRS as the replacement for Canadian generally accepted accounting principles (“Canadian GAAP”) for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will present its quarterly consolidated financial statements commencing with the quarter ending March 31, 2011 and its annual consolidated financial statements for the year ending December 31, 2011 in accordance with IFRS, including comparative prior period results and balances restated to comply with IFRS. An opening IFRS consolidated balance sheet as of January 1, 2010, the transition date, will also be presented together with a reconciliation to the December 31, 2009 consolidated balance sheet presented in accordance with Canadian GAAP. As permitted by the U.S. Securities and Exchange Commission (“SEC”) the Company will not provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles in its annual consolidated financial statements filed with the SEC.

The IFRS consist of the International Financial Reporting Standards and International Accounting Standards (“IAS”) issued or adopted by the International Accounting Standards Board (“IASB”) together with interpretations issued or adopted by the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS is based on a conceptual framework similar to that of Canadian GAAP, but there are significant differences in recognition, measurement, and disclosure which have been identified and have been addressed in the course of implementing IFRS.

In preparation for adoption of IFRS during the Initial Assessment Phase beginning in November 2008 a formal IFRS Project Charter (“Project Charter”) and a four phase IFRS Project Plan (“Project Plan”) were developed, outlining the key elements and timing of the plan. The Charter and Plan were approved by the IFRS Project Steering Committee and Audit Committee.

The Project Charter focused on the purpose and objectives of the project, expectations and deliverables to key stakeholders, project scope and approach, milestone plan with completion criteria, date and deliverables, significant project risks and mitigation actions, roles and responsibilities of the IFRS Project Steering and Implementation Committees, project management, issue resolution, and communication plan.

The project plan and all activities required to adopt were substantially completed in March 2011.

The following describes the impact of adopting IFRS on the Company’s financial position, accounting processes, information systems and internal controls:

IFRS 1 - First-Time Adoption of IFRS
IFRS 1 First-time Adoption of International Financial Reporting Standards provides guidance on adoption of IFRS from previously followed generally accepted accounting principles and generally requires that all IFRS in effect at the end of the first IFRS annual reporting period be applied retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits certain optional exemptions to full retrospective application of standards in effect on the initial reporting date.  In addition this standard requires that its provisions be applied to the first annual IFRS financial statements as well as each interim financial report that is presented in accordance with IAS 34 Interim Financial Reporting.

Mandatory Exceptions
The following mandatory exception will be applied prospectively at January 1, 2011, the transition date.

Estimates
Hindsight has not been used to revise estimates made under Canadian GAAP and accordingly estimates previously made are consistent with their application under IFRS. The other mandatory exceptions are not applicable to the Company.

Optional Exemptions
The following optional exemptions, whose impact is expected to be significant to the Company’s financial position, have been applied prospectively:

a)	IFRS 3 Business combinations

The Company has elected to apply IFRS 3 prospectively to business combinations from the transition date of January 1, 2010.  The classification and measurement of past business combinations will be based on acquisition date values and the goodwill carrying amount will be based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

b)	Cumulative translation differences

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. Kingsway has elected to deem all cumulative translation differences to zero on the transition date to IFRS. Cumulative translation balance of $14.8 million will be deemed zero at December 31, 2009, and the transition date will be the reference point for future foreign entity disposals.

Kingsway Financial Services Inc. 2010 Annual Report

c)	Designation of previously recognized financial instruments

The Company has elected to designate its interest-bearing debt as at fair value.  Interest-bearing consists:

•	Senior unsecured debentures:
•	7.5% senior notes due 2014
•	6% senior unsecured due July 11, 2012
•	LROC preferred units
•	Subordinated indebtedness

The senior unsecured debentures and the subordinated indebtedness are measured at amortized cost using the effective interest rate method under Canadian GAAP.  The LROC preferred units are measured at their redemption value under Canadian GAAP. The fair value election will reduce an accounting mismatch in the Company’s statement of financial position because (a) the Company’s investment portfolio, largely consisting of interest-bearing bonds, which shares interest rate risk with the Company’s interest bearing debt obligations, is classified as available for sale and measured at fair value and (b) because interest-bearing debt is managed and evaluated on the basis of its fair value. As a result, a previously unrecognized gain of $50.1 million will be recognized in retained earnings (deficit) on the transition date.

d)	Other Exemptions

The Company has also elected to apply the following IFRS 1 exemptions prospectively on transition date. There is no significant impact to the financial statements on adoption of these IFRS 1 elections.

•	Insurance Contracts: The transitional provisions of IFRS 4, Insurance contracts as discussed below.
•	Share-Based Payment Transactions: IFRS 2, Share Based Payments requirements for equity settled share based payments.
•
Leases: Allows a first time adopter to determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date. No new arrangements contain a lease and there is no impact.

•
Investments in Subsidiaries, Jointly Controlled Entities and Associates: Investment in subsidiaries will be based on Canadian GAAP carrying values as the deemed cost under IFRS in the separate financial statements issued on or after transition date.

Accounting Impact Analysis
During Phase 2, Detailed Assessment, of the Project, an Accounting Impact Matrix was prepared, analyzing the differences in IFRS and Canadian GAAP accounting practices and the expected impact on the Company upon adoption. The analysis resulted in identifying IFRS standards expected to have a significant impact on the Company. IFRS Position Papers were then prepared to assess the financial, process, internal control; information systems and people impact of each IFRS standard applicable to the Company.

The following describes the impact on the Company’s accounting and reporting policies on adoption of IFRS:

a)	IAS 27 - Consolidated and Separate Financial Statements

In July, 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”), KL LP ,Kingsway Note Trust (“KN Trust”), ROC GP and ROC LLC were formed in order to provide investors with exposure to a note payable by KAI and to provide KAI with financing. The Company was a promoter of these entities. KLROC Trust issued 3,120,000 preferred units at Canadian $25 per unit in an initial public offering. The net proceeds after issuance costs were used to purchase the note payable by KAI. Prior to June 30, 2010, these entities were considered variable interest entities (“VIE”) under Canadian GAAP but the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated and the Company accounted for its investments in them using the equity method. In July 2010, the Company purchased additional KLROC units and now beneficially owns and controls 74.8% of the issued and outstanding KLROC units.  The Company has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IAS 27 and SIC 12 do not have a concept of VIE and require that a parent consolidate its investments in subsidiaries using the control model where the parent obtains the benefits from the subsidiaries activities. The Company has determined that, under IFRS, these entities were formed under trust agreements that strictly control their activities and the Company obtains the benefits of their activities. Accordingly under IFRS, the Company will consolidate the financial statements of KLROC Trust which includes the accounts of the other aforementioned entities, beginning January 1, 2010, the IFRS transition date.

b)	Insurance contracts

IFRS 4 Insurance Contracts allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment, there is no significant impact of adoption of IFRS 4.

Kingsway Financial Services Inc. 2010 Annual Report

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

c)	Impairment of Assets

IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. In addition the standard also requires that intangible assets with indefinite lives and goodwill be tested for impairment on the transition date and annually thereafter, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication of impairment. Under Canadian GAAP, an evaluation is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company will therefore perform a full impairment test by determining the recoverable value of an asset based on the higher of fair value less costs to sell or value in use. The value in use of an asset is based on discounted cash flows under IFRS.

At December 31, 2010, Kingsway had intangible assets and goodwill with carrying values of $40.7 million and $3.3 million, respectively. The Company has performed impairment test for intangible assets and goodwill as of the transition date based on IAS 36 requirements.  These assets were not impaired.

Based on the expected process changes above on adoption of IAS 36, the system will be modified to track the history of impairment losses arising on an individual asset basis, if any, and the impairment model will also be updated to apply discounted cash flows to determine the value in use of an asset under IFRS. Controls will be put in place for the appropriate selection of the discount rate and over tracking of impairments by asset in the event that an impairment charge is reversed.

d)	Share-Based Payment Transactions

IFRS 2 Share Based Payments requires that forfeitures of equity settled share based payments which have been granted, are estimated at date of grant and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company will change its method which is currently based on actual forfeitures at period end over the vesting period. The estimated periodic compensation expense may differ from the current accounting policy.

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

Impact on processes, information systems and controls
While new processes, internal controls and modifications to the existing information systems have been identified and plans are also underway to implement the changes arising from the new accounting policies selected under IFRS, the Company has determined that the other changes to its current accounting, information systems or its processes as a result of the conversion to IFRS will not be significant, except as described above.

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

Financial reporting expertise
Education and training sessions on the adoption of IFRS have been completed, which focused amongst other matters, on the Company’s IFRS policy choices, and the changes to the existing procedures and controls as a result of adopting IFRS. An additional IFRS Resource was also contracted to provide additional support to the in-house management team. Current resources are deemed appropriate for the Company to meet its financial reporting requirements under IFRS.

Kingsway Financial Services Inc. 2010 Annual Report

Future Modifications to IFRS
In July 2010, the IASB issued an Exposure Draft, Insurance Contracts, an Amendment to IFRS 4. The Exposure Draft proposes significant changes in the accounting for insurance contracts. The Company is studying the impact of these changes on its operations, financial position and results of operations, if issued as set forth in the Exposure Draft.

The IASB is in process of modifying current standards and is expected to issue new standards in the coming months. The Company will continue to review proposed and issued standards and interpretations. The impact of these yet to be issued changes on the Company’s business activities cannot be quantified at this date.

Reconciliation of Statement of Financial Position as at January 1, 2010 from Canadian GAAP to IFRS
The following sets forth the preliminary estimated reconciliation of the Company’s Statement of Financial Position from Canadian GAAP to IFRS as of January 1, 2010, the transition date to IFRS.

January 1, 2010		Effect of transition to IFRS
	GAAP	Note (a)		Note (b) to (c)	IFRS
Assets
Cash and cash equivalents	$49,577	6,836		-	$56,413
Securities	280,686	(6,117)		-	274,569
Accrued investment income	2,348	-		-	2,348
Financed premiums	15,237	-		-	15,237
Accounts receivable and other assets	67,692	(71)		-	67,621
Due from reinsurers and other insurers	(164)	-		-	(164)
Deferred policy acquisition costs	19,550	-		-	19,550
Income taxes recoverable	15,622	255		-	15,877
Future income taxes	8,879	-		-	8,879
Property, building and equipment	25,925	-		-	25,925
Goodwill and intangible assets	37,543	-		-	37,543
Assets held for sale	1,434,460	-		-	1,434,460
	$1,957,355	903		-	$1,958,258
Liabilities and Shareholders’ Equity
Liabilities:
Loans payable	$66,222	(66,222)			-
Accounts payable and accrued liabilities	57,395	(131)			57,264
Unearned premiums	85,635	-			85,635
Unpaid claims	186,685	-			186,685
Senior unsecured debentures	176,764	-	b	(73,252)	103,512
LROC preferred units	-	22,388		-	22,388
Subordinated indebtedness	87,415	-	b	(46,935)	40,480
Liabilities held for sale	1,127,900	-			1,127,900
	$1,788,016	(43,965)		(120,187)	$1,623,864
Shareholders’ equity:
Share capital	295,291	-		-	295,291
Contributed surplus	20,549	-			20,549
Retained earnings (deficit)	(193,572)	44,345	b & c	135,050	(14,177)
Accumulated other comprehensive income	47,071	523	c	(14,863)	32,731
	169,339	44,868		120,187	334,394
Contingent liabilities Subsequent events
	$1,957,355	903		-	$1,958,258

Kingsway Financial Services Inc. 2010 Annual Report

Notes to Statement of Financial Position Reconciliation:

(a)           Consolidation of KLROC Trust:

In May 2005 Kingsway Linked Return of Capital Trust (“KLROC Trust”), an investment company, was established under the laws of the Province of Ontario. The KLROC Trust is governed by a Declaration of Trust dated May 12, 2005, amended July 14, 2005. In addition, KL Limited Partnership (“KL LP”), Kingsway Note Trust (“KN Trust”), Return of Capital GP (“ROC GP”) and its wholly owned subsidiary, Return of Capital LLC (“ROC LLC”) were also formed at that date.  The Company was a promoter of these entities. These entities were formed in order to provide investors with exposure to a note payable by KAI, a subsidiary of the Company and to provide KAI with financing.

On July 14, 2005 KLROC Trust commenced operations and completed a public offering of 3,120,000 of the 5% Kingsway Linked Return of Capital Preferred Units (“LROC Units”) due June 15, 2015 at C$25 per unit raising gross proceeds of C$78 million . The net proceeds of C$74.1 million after issuance costs were used to subscribe to and purchase all of the issued and outstanding limited partnership units of KL LP.  KL LP used these proceeds for the payment of its obligations under a Forward Purchase Agreement (“FPA”) with the Bank of Nova Scotia (the “Counterparty”).  Under the terms of the FPA, the Counterparty will deliver on the maturity date of the LROC units a basket of Canadian public company securities having a value related to the maturity value of the LROC Units.  KL LP will use the proceeds from the sale of these securities to redeem the LROC units on the maturity date.

The Counterparty used the proceeds to subscribe to all of the issued and outstanding units of the KN Trust, which used the proceeds to purchase a C$74,141,226, 7.12% note payable issued by ROC GP, a subsidiary of the Company. ROC GP, together with partnership capital of C$8,250,000, subscribed to all of the class A and class B common shares of ROC LLC totaling $ 66,222,012.

ROC LLC used its capital to purchase a 7.37% note payable in the amount of $66,222,012 issued by KAI.  The note matures on July 14, 2015. Prior to July 23, 2010 these entities were considered variable interest entities (“VIE”) under Canadian GAAP as the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated and the Company accounted for its investment in ROC GP using the equity method. In 2009 through June 2010, KFS Capital LLC (“KFS”), a subsidiary of the Company purchased 833,715 or 26.7% of the KLROC units.  In July 2010 KFS purchased an additional 1,500,000 LROC units and beneficially owns and controls 2,333,715 units or 74.8% of the issued and outstanding LROC units as of July 23, 2010.  As a result of these purchases the Company has the controlling interest in the KLROC Trust and has determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IFRS does not recognize the VIE concept. Under IFRS theses entities are considered to be special purpose entities (“SPE”). SPE’s are created to accomplish narrow and well-defined objectives, may take a variety of legal forms and arrangements that impose strict limits of their operations.  They often operate on auto-pilot and are required to be consolidated where Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from their activities. The Company has determined that the KLROC and KN Trusts are auto-pilot SPE’s established for the benefit of the Company and therefore the financial statements are being consolidated beginning with the Company’s opening IFRS balance sheet as of January 1, 2010.

(b)           Designation of previously recognized financial instruments:

The Company has elected, under IFRS 1-First-Time Adoption of IFRS to designate its interest bearing debt as financial instruments at fair through income (“FVTI”). Interest bearing debt consists of:

•	Senior unsecured debentures (7.5% senior notes due 2014 and 6% senior unsecured debentures due July 11, 2012)
•	LROC preferred units
•	Subordinated indebtedness

The FVTI election will reduce an accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with interest rate debt liabilities, is classified as available for sale (“AFS”) and measured at FVTI.  In addition the Company manages its debt on the basis of fair value.  Accordingly, a previously unrecognized gain of $50.1 million has been recognized in retained earnings (deficit) in the opening IFRS balance sheet.

(c)           Cumulative translation differences:

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The Company has elected to deem all cumulative translation differences to zero on the transition date. Accordingly, the cumulative translation balance of $14.9 million has been reclassified from other comprehensive income to retained earnings (deficit) in the opening IFRS balance sheet. The transition date will be the reference point for future foreign entity disposals.

Kingsway Financial Services Inc. 2010 Annual Report

RELATED PARTY TRANSACTIONS

Related party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value.

On January 4, 2010, the Company and its subsidiary, KAI, acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and the current Chief Executive Officer and President of the Company.  As at the date of the transaction, Mr. Swets was not a director and did not hold any position within the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company as described in the Note 23 to the financial statements.

In 2009, the Company engaged the services of Itasca Financial, LLC and paid $1.0 million during 2009.

In March 2009, the Company obtained a $20 million financing facility from American Physicians Assurance Corporation (“AP Assurance”) to allow for specific capital initiatives. Two of the members of the Company’s Board of Directors sat on the board of AP Assurance in 2009 making it a related party. See Note 18 (e) of the financial statements for further details on this financing facility.

In March 2010, the Company signed an agreement with AP Assurance to provide investment management and investment accounting services to the Company, commencing April 1, 2010.  The agreement is at fair market terms and conditions.

Approximately 45% of the KLROC Units acquired through the 2009 KLROC Offer were from a related party.  See Note 8 of the consolidated financial statements for details on the KLROC Offering. The Company paid $3.5 million for these tendered KLROC units.  The 2009 KLROC Offer was a public offering. The terms and conditions for the transaction were identical for all unitholders.

In 2009, in addition to a previously agreed retainer of C$0.1 million, the Board of Directors has decided to pay an additional $0.4 million and C$0.1 million to the Chairman of the Board. Of these amounts, in 2009, the Company has paid $0.2 million and C$0.1 million during the year.  In 2010, the Company paid the remaining $0.2 million owed.

In 2009 and 2010, in addition to a previously agreed annual retainer of $0.2 million, the Board of Directors decided to pay an additional retainer of $0.2 million to the Chairman of the Board.  The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

RISK FACTORS

Kingsway’s Enterprise Risk Management (“ERM”) framework includes a formal enterprise level Risk Map and Risk Assessment Methodology. In order to link the Risk Factors section of this Management’s Discussion and Analysis with the ERM framework, we have followed the principal risk headings within the Kingsway Risk Map. Accordingly, the identified risks are grouped under the following headings:
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
Kingsway is an insurance holding company with assets consisting primarily of the capital stock of its subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our insurance and reinsurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, including Barbados and Bermuda. In light of the Company’s current financial situation resulting from losses recorded in recent years, all of the Company’s regulated U.S. insurance subsidiaries are currently restricted from making dividend payments to Kingsway without regulatory approval, and the Company expects these restrictions to continue. In the case of other subsidiaries not currently subject to these restrictions, these subsidiaries may be limited in their ability to make dividend payments or advance funds to Kingsway in the future because of the need to support their own capital levels. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Kingsway Financial Services Inc. 2010 Annual Report

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

Difficult conditions in the economy generally may materially adversely affect our business, results of operations and statement of financial position and these conditions may not improve in the near future.
An adverse change in market conditions leading instability in the global credit markets presents additional risks and uncertainties for our business. In particular, deterioration in the public debt markets could lead to  investment losses and an erosion of capital as a result of a reduction in the fair value of investment securities.

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

Market volatility may also make it more difficult to value certain of our securities if trading becomes less frequent. Disruptions, uncertainty and volatility in the global credit markets may also impact our ability to obtain financing for future acquisitions. If financing is available, it may only be available at an unattractive cost of capital, which would decrease our profitability. There can be no assurance that market conditions will not deteriorate in the near future.

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
Worldwide financial markets have experienced extraordinary disruption and volatility during the last few years, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies are experiencing reduced liquidity and uncertainty as to their ability to raise capital. In the event that these conditions persist or result in a prolonged economic downturn, our results of operations, financial position and/or liquidity could be materially and adversely affected. These market conditions may affect the Company’s ability to access debt and equity capital markets. In addition, as a result of recent financial events, we may face increased regulation. Many of the other risk factors discussed in the Risk Factors section identify risks that result from, or are exacerbated by, financial economic downturn. These include risks related to our securities portfolio, the competitive environment, adequacy of unpaid claims, regulatory developments and the impact of rating agency actions.

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

The Investment and Capital Committee of the Board of Directors closely monitors the debt and capital position and, from time to time, recommends capital initiatives based upon the circumstances of the Company. For capital initiatives undertaken in 2010, see the “Financial Condition” section of this Management’s Discussion and Analysis.

Kingsway Financial Services Inc. 2010 Annual Report

We may not be able to realize our investment objectives, which could significantly reduce our net income.
We depend on income from our securities portfolio for a substantial portion of our earnings. In 2008, 2009 and 2010 investment income and net realized gains represented approximately 10.3%, 3.6% and 7.1% respectively of our consolidated revenue. A significant decline in investment yields in our securities portfolio or an impairment of securities that we own could have a material adverse effect on our business, results of operations and financial condition. We currently maintain and intend to continue to maintain a securities portfolio comprising primarily fixed income securities. As of December 31, 2010, the fair value of our securities portfolio included $127.9 million of fixed income securities. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than those of the maturing securities.

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

Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into U.S. dollars in our consolidated financial statements. During 2010, our shareholders’ equity increased by $6.3 million as a result of the currency translation adjustment of our Canadian dollar denominated assets into U.S. dollars.

The Investment and Capital Committee of the Board of Directors regularly monitors and seeks to minimize the group’s total exposure to currency risk.

Kingsway has generated net operating loss carryovers for United States income tax purposes, but its ability to preserve and use these net operating losses may be limited or impaired by future ownership changes or the Company’s inability to generate future taxable income.
The Company’s United States businesses have generated substantial operating losses during the last several years.  The Company has also generated losses related to many of its recent United States divestitures.  These losses can be available to reduce income taxes that might otherwise be incurred on future United States taxable income.  The utilization of these losses would have a positive effect on the Company’s cash flow.  The Company’s operations, however, remain challenged, and there can be no assurance that the Company will generate the taxable income in the future necessary to utilize these losses and realize the positive cash flow benefit.  Furthermore, the availability of these losses to be utilized in the future can become limited if certain ownership changes occur as defined within Section 382 of the United States Internal Revenue Code.  In such a circumstance, the Company may be unable to utilize the losses and generate the cash flow benefit even if it generates future taxable income.  There can be no assurance that such ownership changes will not occur in the future.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

In light of losses incurred in recent years, Kingsway and its regulated subsidiaries have been subject to intense review and supervision by insurance regulators. Regulators have taken significant steps to protect the businesses of the entities they regulate. These steps have included:

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

Kingsway Financial Services Inc. 2010 Annual Report

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

The Company's achievement of its strategic objectives is highly dependent on effective change management.
The Company has continued to divest subsidiaries, exit states and lines of business and terminate managing general agent relationships with the objective of focusing on core lines of business, creating a more effective and efficient operating structure and returning the Company to profitability. These actions result in changes to the Company’s structure and business processes. While these changes are expected to bring benefits to the Company in the form of a more agile and focused business, success is dependent on management effectively realizing the intended benefits. Ineffective change management may result in disruptions to the operations of the business or may cause employees to act in a manner which is inconsistent with Company objectives. Any of these events could negatively impact the Company’s performance. The Company may not always achieve the expected cost savings and other benefits of its initiatives.

The Company may experience difficulty continuing to reduce its holding company expenses while at the same time retaining staff given the significant reduction in size and scale of its businesses.
The Company has divested a number of subsidiaries during the last few years and significantly reduced its written premium in the subsidiaries it continues to own.  At the same time, the Company has been downsizing its holding company expense base in an attempt to compensate for the reduction in scale.  There can be no assurance that the Company’s remaining businesses will produce enough cashflow to adequately compensate and retain the staff necessary to continue the restructuring and to service the Company’s other holding company obligations, particularly the interest expense burden of its remaining legacy debt.

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

All of our operating insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations.  All of our U.S. subsidiaries possess a B- (Fair) rating. According to A.M. Best, entities with a B- rating are deemed “vulnerable” and have a fair ability to meet their ongoing obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions. A.M. Best continues to hold its rating of Mendota under review with negative implications and has a negative outlook on the remaining ratings. The ‘under review’ status indicates the rating may change in the near term, typically within 6 months. A negative outlook indicates a possible rating downgrade due to unfavourable financial/ market trends relative to its current rating level.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

Kingsway Financial Services Inc. 2010 Annual Report

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
In evaluating its existing assets, including the future tax savings that may be realized through the application of its existing tax losses, it was revealed that there is in excess of $150 million of net operating losses ("NOLs") potentially available to offset the future income of certain of the United States operations of the Company and its subsidiaries. It was also revealed that this significant asset of the Company may be at risk of impairment or possible elimination as the threshold for change of ownership under U.S. federal income tax rules may be close to being triggered. The loss of the NOLs could have a material impact on shareholder value. Accordingly, on September 28, 2010, the Board, upon the advice of its advisors, unanimously approved the tax benefit preservation plan agreement (the "Plan Agreement"), dated as of September 28, 2010, between the Company and Computershare Investor Services Inc., as rights agent, for the sole purpose of protecting this asset. On October 28, 2010, shareholders of the Company ratified and approved the adoption of this tax benefit preservation plan (the “Plan”).

Purpose of the Plan
The purpose of the Plan is solely to protect the Company's tax assets arising out its NOLs by attempting to deter acquisitions of common shares that may result in an "ownership change" as determined in accordance with Section 382 of the Internal Revenue Code of 1986 of the United States, as amended (the "Code"). Under Section 382 of the Code, an "ownership change" may occur when the percentage of stock beneficially owned by one or more of a corporation's large shareholders (defined for the purposes of Section 382 as shareholders who own 5% or more of the corporation's shares) increases by more than 50 percentage points at any point over a three year rolling testing period.  If the Company experiences an ownership change, the Company's ability to utilize its NOLs will be subject to substantial limitation, resulting in significant impairment of the value of the Company's tax assets.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by (i) discouraging any person or group from acquiring 5% or more of the outstanding common shares without approval of the Board, and (ii) discouraging existing holders of 5% or more of the outstanding common shares from acquiring more than a specified number of additional common shares.  Although the purpose of the Plan is not to deter the acquisition of "control" of the Company, the Plan may have such an effect. Additionally, there is no guarantee that the Plan will prevent the Company from experiencing an ownership change under Section 382 of the Code and related regulations.

The Company's ability to utilize its United States tax assets depends on its ability to generate taxable income in the United States in the future.  There can be no assurance that it will be able to do so.  In addition, the amount of NOLs available to the Company to offset any future taxable income has not been audited or otherwise validated by the United States Internal Revenue Service (the "IRS").  As a result, the IRS could challenge the amount of the NOLs.  The determination of whether an ownership change has occurred is itself subject to uncertainty, both because of the complexity and ambiguity of the regulations under Section 382 of the Code and because of inherent limitations on the Company's knowledge of the ownership of, and transactions in, its common shares.  Accordingly, the IRS may claim that the Company has experienced an ownership change and attempt to limit the Company's use of its NOLs, even with the Plan in place and if it has its intended effect on future transactions.

Description of the Plan
From and after the record date for the distribution of rights under the Plan, each common share carries with it one purchase right (a "Right"), until the earlier of the Distribution Date (as defined in the Plan) or the expiration of the Rights. In general, the Rights will work to impose a significant penalty upon any Person (as defined in the Plan) or group which acquires 5% or more of the outstanding common shares, without the approval of the Board.

The Plan has an ownership triggering threshold of 4.99% which is significantly lower than the triggering threshold of 20% generally used in traditional Canadian shareholder rights plans. The reduced threshold discourages additional shareholders from becoming 5% shareholders and thereby being counted for purposes of the ownership change calculation under Section 382 of the Code. The Plan also severely limits the number of additional common shares that can be acquired by existing 5% shareholders without triggering the Plan. Accordingly, the Plan may prevent the Company from undergoing an ownership change for purposes of Section 382 of the Code.
A general summary of the mechanics of the Plan and a summary of the Plan are set out in the management information circular of KFSI dated September 28, 2010 and is available on SEDAR at www.sedar.com.

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

Kingsway Financial Services Inc. 2010 Annual Report

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

Actual claims and claim adjustment expenses we incur under insurance policies that we write may deviate, perhaps substantially, from the amounts of provisions reflected in our financial statements. To the extent that actual claims incurred exceed our expectations and the provision for unpaid claims reflected on our financial statements, we will be required to reflect those changes by increasing our provision for unpaid claims. In addition, government regulators could require that we increase our provisions if they determine that our provisions for unpaid claims are understated. When we increase the provision for unpaid claims, our pre-tax increases to the provision for unpaid claims causes a reduction in our insurance subsidiaries’ surpluses which could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies. See the “Risk Factors” section on claims-paying ratings for a more detailed discussion of the impact of a ratings downgrade.

Kingsway Financial Services Inc. 2010 Annual Report

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

Our independent agents generally have the ability to bind insurance policies on our behalf, actions over which we have a limited ability to exercise preventative control. In the event that an independent agent exceeds its authority by binding us on a risk that does not comply with our underwriting guidelines, we may be at risk for that policy until we effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

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

The majority of our gross premiums written are derived from the non-standard automobile markets. If the demand for insurance in this market declines, our results of operations could decline significantly.
For the year ended December 31, 2010, approximately 91.6% of our gross premiums written were attributable to non-standard auto insurance. The size of the non-standard automobile insurance market can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers, and we may be specifically affected by these factors. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on these insurance markets.

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
We purchase reinsurance from third parties in order to reduce our liability on individual risks. Reinsurance does not relieve us of our primary liability to our insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2010, we had $7.7 million recoverable from third party reinsurers and other insurers. The majority of these recoverables are unsecured.

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

Kingsway Financial Services Inc. 2010 Annual Report

OUTLOOK

Over the past two years, Kingsway has divested a number of subsidiaries; exited several territories and lines of business; and terminated virtually all program manager and managing general agency relationships.  As a result, Kingsway’s focus in 2011 is almost exclusively on the underwriting of non-standard automobile insurance, produced through independent agents, and the servicing of assigned risk pools.  All of the Company’s business is produced in certain states in the United States of America. The Company no longer operates in Canada.  Kingsway feels confident its business units are now focused solely on profitability; however, the Company remains challenged by operational profitability, corporate overhead expense and interest expense.  Kingsway intends to continue to address these challenges with further strategic actions.

Kingsway Financial Services Inc. 2010 Annual Report

DISCLOSURE CONTROLS AND PROCEDURES

A.           Evaluation of Disclosure Controls and Procedures

 Management, including the Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this annual report have conducted an evaluation of the effectiveness of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective and designed to ensure that all material information required to be filed in this annual report has been made known to them in a timely fashion.

B.           Changes in Internal Controls
There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Kingsway Financial Services Inc. 2010 Annual Report

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee is composed of the following directors:  Mr. Greg Hannon (Chair), Mr. Joseph Stilwell and Mr. Spencer Schneider. The Registrant’s board of directors has determined that Mr. Hannon is an audit committee financial expert and independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant.  The Commission has indicated that the designation of Mr. Hannon as the audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hannon that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Kingsway Financial Services Inc. 2010 Annual Report

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

Kingsway Financial Services Inc. 2010 Annual Report

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

BDO USA, LLP and KPMG LLP has served as the Registrant’s independent registered public accounting firms.  In 2010 and 2009, fees for audit, audit-related, tax and other services provided to the Registrant by BDO USA, LLP and KPMG LLP were as follows:

	Years Ended December 31,
in Canadian dollars	2010		2009
Audit fees		$1,622,459	$3,791,931
Audit-related fees		$135,161	$175,000
Tax fees		486,706	704,807
Other fees	$	nil	$2,000
Total		$2,244,326	$4,673,738

Pursuant to the terms of its charter, the Audit Committee establishes the independent registered public accounting firm’s fees.  Such fees are based upon the complexity of the matters in question and the time incurred by the independent registered public accounting firm.  The Audit Committee reviews and considers whether the provision of services other than audit services is compatible with maintaining the independent registered public accounting firm’s independence.  In 2003, the Audit Committee considered and pre-approved expenditure limits for the Registrant’s independent registered public accounting firm and established a system to review and pre-approve the provision of non-audit services by the Registrant’s independent registered public accounting firm to ensure they are consistent with maintaining the independent registered public accounting firm’s independence.  The audit committee pre-approved 100% of the services performed by the Registrant’s independent registered public accounting firm for audit-related and non-audited related services for the years ended December 31, 2010 and 2009.

A discussion of the nature of the services provided under each category is provided below.

Audit Fees

The aggregate fees billed by BDO USA, LLP and KPMG LLP  for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries and for the reviews of the Corporation's quarterly financial statements were $1,622,459 in fiscal year 2010. The aggregate fees billed by KPMG LLP  for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries and for the reviews of the Corporation's quarterly financial statements were $3,791,931 in fiscal year 2009.

Audit-Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG, LLP for services related to the audit or review of the Corporation's financial statements were 135,161 l in fiscal year 2010 and $175,000 in fiscal year 2009.  This work primarily included advisory services on the Company’s conversion to IFRS project, internal controls and French translation services in both 2010 and 2009.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $486,706 in fiscal year 2010 and $704,807 in fiscal year 2009.  These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were nil in of fiscal year 2010 and $2,000 in  2009. These services were related to a subscription for online accounting research.

Kingsway Financial Services Inc. 2010 Annual Report

OFF-BALANCE SHEET ARRANGEMENTS

See page 111 of this form.

Kingsway Financial Services Inc. 2010 Annual Report

CONTRACTUAL OBLIGATIONS

See page 72 and 109 of this form.

Kingsway Financial Services Inc. 2010 Annual Report

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

Kingsway Financial Services Inc. 2010 Annual Report

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number                                  Document Title

1.	Consent of BDO USA LLP
2.	Consent of KPMG LLP
99.1	Certification of Larry G. Swets Jr, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Dan Brazier, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of Larry G. Swets Jr, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Dan Brazier, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 89 of the 2010 Annual Report of Kingsway Financial Services Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

March 31, 2011                                                                             By: /s/ Dan Brazier____________
Dan Brazier
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document Title

1.	Consent of BDO USA LLP
2.	Consent of KPMG LLP
99.1	Certification of Larry G. Swets Jr, Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.2	Certification of Dan Brazier, Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act
99.3	Certification of Larry G. Swets Jr, Chief Executive Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.4	Certification of Dan Brazier, Chief Financial Officer, pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
99.5	Page 89 of the 2010 Annual Report of Kingsway Financial Services Inc.